SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2012

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica—2011Annual Accounts

• Account Auditor’s Report, Annual Accounts and Management Report of Telefónica, S.A., all for the Fiscal Year 2011.

• Account Auditor’s Report, Annual Accounts and Management Report of the Consolidated Group of Companies, all for the Fiscal Year 2011.

Telefónica, S.A. hereby submits the Individual Annual Accounts of “Telefónica, S.A.” and the Consolidated Annual Accounts of “Telefónica S.A.” and its “Group of Subsidiaries” for 2011 financial year, that have been filed with the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores—CNMV).

The aforesaid Annual Accounts will be submitted for approval of the next Annual General Shareholders’ Meeting of the Company, the dates of which will be announced due course.

Madrid, March 30th, 2012

AUDIT REPORT, ANNUAL FINANCIAL STATEMENTS, AND

MANAGEMENT REPORT OF TELEFÓNICA, S.A., ALL FOR THE

YEAR ENDED DECEMBER 31, 2011

Audit Report

TELEFÓNICA, S.A.

Financial Statements and Management Report

for the year ended

December 31, 2011

Translation of a report and financial statements originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails (See Note 23)

AUDIT REPORT ON THE FINANCIAL STATEMENTS

To the Shareholders of

Telefónica, S.A.

We have audited the financial statements of Telefónica, S.A., which comprise the balance sheet at December 31, 2011, the income statement, the statement of changes in equity, the cash flow statement, and the notes thereto for the year then ended. The Company’s Directors are responsible for the preparation of the financial statements in accordance with the regulatory framework for financial information applicable to the entity in Spain (identified in Note 2.a to the accompanying financial statements), and specifically in accordance with the accounting principles and criteria contained therein. Our responsibility is to express an opinion on the aforementioned financial statements taken as a whole, based upon work performed in accordance with prevailing audit regulation in Spain, which require the examination, through the performance of selective tests, of the evidence supporting the financial statements and the evaluation of whether their presentation, the accounting principles and criteria applied and the estimates made are in agreement with the applicable regulatory framework for financial information.

In our opinion, the accompanying 2011 financial statements give a true and fair view, in all material respects, of the equity and financial position of Telefónica, S.A. at December 31, 2011, and of the results of its operations and its cash flow for the year then ended, in conformity with the applicable regulatory framework for financial information in Spain, and specifically the accounting principles and criteria contained therein.

The accompanying 2011 management report contains such explanations as the Directors consider appropriate concerning the situation of the Company, the evolution of its business and other matters; however, it is not an integral part of the financial statements. We have checked that the accounting information included in the aforementioned management report agrees with the 2011 financial statements. Our work as auditors is limited to verifying the management report in accordance with the scope mentioned in this paragraph, and does not include the review of information other than that obtained from the Company’s accounting records.

ERNST & YOUNG, S.L.

Ignacio Viota del Corte

March 28, 2012

Domicilio Social: Pl. Pablo Ruiz Picasso, 1. 28020 Madrid

Inscrita en el Reqistro Mercantil de Madrid al

Tomo 12749, Libro 0, Folio 215, Sección 8a,

Hoja M-23123, Inscripción 116. C.l.F. B-78970506

TELEFÓNICA, S.A.

ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT

REPORT

FOR THE YEAR ENDED DECEMBER 31, 2011

TELEFÓNICA, S.A.

BALANCE SHEET AT DECEMBER 31

(Millions of euros)

ASSETS	Notes	2011	2010
NON-CURRENT ASSETS		87,198	87,748

Intangible assets	5	68	71
Patents, licenses, trademarks, and others		9	4
Software		11	14
Other intangible assets		48	53
Property, plant and equipment	6	338	381
Land and buildings		154	150
Plant and other PP&E items		141	157
Property, plant and equipment under construction and prepayments		43	74
Investment property	7	423	345
Land		65	65
Buildings		358	280
Non-current investments in Group companies and associates	8	79,036	81,726
Equity instruments		77,396	78,870
Loans to Group companies and associates		1,618	2,832
Other financial assets		22	24
Financial investments	9	4,728	3,008
Equity instruments		556	473
Loans to third parties		37	36
Derivatives	16	4,118	2,486
Other financial assets		17	13
Deferred tax assets	17	2,605	2,217

CURRENT ASSETS		5,339	5,369

Non-current assets held for sale	8	—	624
Trade and other receivables	10	698	574
Current investments in Group companies and associates	8	3,478	3,335
Loans to Group companies and associates		3,390	3,295
Derivatives	16	57	12
Other financial assets		31	28
Investments	9	394	414
Loans to companies		46	29
Derivatives	16	348	360
Other financial assets		—	25
Accruals		4	6
Cash and cash equivalents		765	416
Cash		765	416

TOTAL ASSETS		92,537	93,117

The accompanying Notes 1 to 23 and Appendix I are an integral part of these balance sheets

TELEFÓNICA, S.A.

BALANCE SHEET AT DECEMBER 31

(Millions of euros)

EQUITY AND LIABILITIES	Notes	2011	2010
EQUITY		26.597	29.400

CAPITAL AND RESERVES		27,212	29,550

Share capital	11	4,564	4,564
Share premium	11	460	460
Reserves	11	22,454	24,710
Legal		984	984
Other reserves		21,470	23,726
Treasury shares and own equity instruments	11	(1,782)	(1,376)
Profit for the year	3	4,910	4,130
Interim dividend	3	(3,394)	(2,938)
UNREALIZED GAINS (LOSSES) RESERVE	11	(615)	(150)

Available-for-sale financial assets		(40)	(5)
Hedging instruments		(575)	(145)

NON-CURRENT LIABILITIES		47,236	43,693

Non-current provisions		42	42
Other provisions		42	42
Non-current borrowings	12	11,339	8,009
Bonds and other marketable debt securities	13	170	148
Bank borrowings	14	9,046	6,822
Derivatives	16	2,033	1,031
Finance leases		86	—
Other debts		4	8
Non-current borrowings from Group companies and associates	15	35,381	34,864
Deferred tax liabilities	17	474	778

CURRENT LIABILITIES		18,704	20,024

Current provisions		65	4
Current borrowings	12	1,033	1,455
Bonds and other marketable debt securities	13	87	104
Bank borrowings	14	742	1,176
Derivatives	16	204	175
Current borrowings from Group companies and associates	15	17,140	16,009
Trade and other payables	18	440	2,522
Accruals		26	34

TOTAL EQUITY AND LIABILITIES		92,537	93,117

The accompanying Notes 1 to 23 and Appendix I are an integral part of these balance sheets.

TELEFÓNICA, S.A.

INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31

(Millions of euros)	Notes	2011	2010
Revenue	19	7,952	7,439
Rendering of services to Group companies and associates		707	583
Rendering of services to non-group companies		3	4
Dividends from Group companies and associates		6,967	6,474
Interest income on loans to Group companies and associates		275	378
Impairment and gains (losses) on disposal of financial instruments	19	(1,082)	(1,985)
Impairment losses and other losses	8	(1,606)	(1,985)
Gains (losses) on disposal and other gains and losses		524	—
Other operating income	19	157	103
Non-core and other current operating revenues—Group companies and associates		140	91
Non-core and other current operating revenue—non-group companies		17	12
Employee benefits expense	19	(244)	(193)
Wages, salaries and others		(213)	(165)
Social security costs		(31)	(28)
Other operating expenses		(399)	(687)
External services—Group companies and associates	19	(94)	(85)
External services—non-group companies	19	(296)	(592)
Taxes other than income tax		(9)	(10)
Depreciation and amortization	5, 6 and 7	(72)	(70)
Gains (losses) on disposal of fixed assets		1	(11)

OPERATING PROFIT		6,313	4,596

Finance revenue	19	139	224
From equity investments of third parties		38	37
From marketable securities and other financial instruments		101	187
Finance costs	19	(2,119)	(1,812)
Borrowings from Group companies and associates		(1,872)	(1,791)
Third-party borrowings		(247)	(21)
Change in fair value of financial instruments		(91)	(245)
Trading portfolio and other securities		(11)	(2)
Gain (loss) on available-for-sale financial assets recognized in the period	9	(80)	(243)
Exchange losses	19	(138)	122
Impairment and gains (losses) on disposal of financial instruments with third parties	19	(105)	—

NET FINANCIAL EXPENSE		(2,314)	(1,711)

PROFIT BEFORE TAX	21	3,999	2,885

Income tax	17	911	1,245

PROFIT FOR THE YEAR		4,910	4,130

The accompanying Notes 1 to 23 and Appendix I are an integral part of these income statements.

TELEFÓNICA, S.A.

STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31

A) STATEMENT OF RECOGNIZED INCOME AND EXPENSE

(Millions of euros)	Notes	2011	2010
Profit for the period		4,910	4,130
Total income and expense recognized directly in equity	11	(612)	(44)
From measurement of available-for-sale financial assets		(50)	(120)
From cash flow hedges		(824)	57
Income tax impact		262	19
Total amounts transferred to income statement	11	147	221
From measurement of available-for-sale financial assets		—	243
From cash flow hedges		210	73
Income tax impact		(63)	(95)

TOTAL RECOGNIZED INCOME AND EXPENSE		4,445	4,307

The accompanying Notes 1 to 23 and Appendix I are an integral part of these statements of changes in equity.

TELEFÓNICA, S.A.

B) STATEMENTS OF TOTAL CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31

(Millions of euros)	Share capital	Share premium	Reserves	Treasury shares and own equity investments	Profit for the year	Interim dividend	Net unrealized gains (losses) reserve	TOTAL
Balance at December 31, 2009	4,564	460	20,145	(527)	6,252	(2,277)	(327)	28,290

Total recognized income and expense	—	—	—	—	4,130	—	177	4,307
Transactions with shareholders and owners	—	—	(2,959)	(849)	—	(2,938)	—	(6,746)
Capital decreases	—	—	—	—	—	—	—	—
Dividends paid	—	—	(2,934)	—	—	(2,938)	—	(5,872)
Transactions with treasury shares or own equity instruments (net)	—	—	(25)	(849)	—	—	—	(874)
Other movements	—	—	3,549	—	—	—	—	3,549
Appropriation of prior year profit (loss)	—	—	3,975	—	(6,252)	2,277	—	—

Balance at December 31, 2010	4,564	460	24,710	(1,376)	4,130	(2,938)	(150)	29,400

Total recognized income and expense	—	—	—	—	4,910	—	(465)	4,445
Transactions with shareholders and owners	—	—	(3,455)	(777)	—	(3,394)	—	(7,626)
Capital decreases	—	—	—	—	—	—	—	—
Dividends paid	—	—	(3,458)	—	—	(3,394)	—	(6,852)
Transactions with treasury shares or own equity instruments (net)	—	—	3	(777)	—	—	—	(774)
Other movements	—	—	7	371	—	—	—	378
Appropriation of prior year profit (loss)	—	—	1,192	—	(4,130)	2,938	—	—

Balance at December 31, 2011	4,564	460	22,454	(1,782)	4,910	(3,394)	(615)	26,597

The accompanying Notes 1 to 23 and Appendix I are an integral part of these statements of changes in equity.

TELEFÓNICA, S.A.

CASH FLOW STATEMENTS FOR THE YEARS ENDED DECEMBER 31

(Millions of euros)	Notes	2011	2010
A) CASH FLOWS FROM OPERATING ACTIVITIES		6,423	6,833

Profit before tax		3,999	2,885
Adjustments to profit:		(3,773)	(3,115)
Depreciation and amortization	5, 6 and 7	72	70
Impairment of investments in Group companies and associates	8	1,606	1,985
Impairment of investments in non-group companies		—	—
Change in trade provisions		—	(40)
Gains on the sale of financial assets		(524)	—
Losses on disposal of property, plant and equipment		1	11
Dividends from Group companies and associates	19	(6,967)	(6,474)
Interest income on loans to Group companies and associates	19	(275)	(378)
Net financial expense	19	2,314	1,711
Change in working capital		(108)	310
Trade and other receivables		(51)	53
Other current assets		(16)	(64)
Trade and other payables		(106)	392
Other current liabilities		65	(50)
Other non-current assets and liabilities		—	(21)
Other cash flows from operating activities	21	6,305	6,753
Net interest paid		(1,405)	(1,061)
Dividends received		7,073	6,621
Income tax receipts		637	1,193

B) CASH FLOWS (USED IN)/FROM INVESTING ACTIVITIES		(1,235)	(8,429)

Payments on investments	21	(3,554)	(10,521)
Proceeds from disposals	21	2,319	2,092

C) CASH FLOWS USED IN FINANCING ACTIVITIES		(4,817)	(2,992)

Payments on equity instruments	11	(377)	(883)
Proceeds from financial liabilities	21	2,412	3,763
Debt issues		7,533	14,848
Repayment and redemption of debt		(5,121)	(11,085)
Dividends paid	11	(6,852)	(5,872)

D) NET FOREIGN EXCHANGE DIFFERENCE		(22)	33

E) NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		349	(4,555)

Cash and cash equivalents at January 1		416	4,971
Cash and cash equivalents at December 31		765	416

Notes 1 to 23 and Appendix I are an integral part of these cash flow statements.

TELEFÓNICA, S.A.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2011

(1)	INTRODUCTION AND GENERAL INFORMATION

Telefónica, S.A. (“Telefónica” or “the Company”) is a public limited company incorporated for an indefinite period on April 19, 1924, under the corporate name of Compañía Telefónica Nacional de España, S.A. It adopted its present name in April 1998.

The Company’s registered office is at Gran Vía 28, Madrid (Spain), and its Employer Identification Number (CIF) is A-28/015865.

Telefónica’s basic corporate purpose, pursuant to Article 4 of its Bylaws, is the provision of all manner of public or private telecommunications services, including ancillary or complementary telecommunications services or related services. All the business activities that constitute this stated corporate purpose may be performed either in Spain or abroad and wholly or partially by the Company, either through shareholdings or equity interests in other companies or legal entities with an identical or a similar corporate purpose.

In keeping with the above, Telefónica is currently the parent company of a group that operates mainly in the telecommunications, media and entertainment industries, providing a wide range of services on the international stage.

The Company is taxed under the general tax regime established by the Spanish State, the Spanish Autonomous Communities and local governments, and files consolidated tax returns with most of the Spanish subsidiaries of its Group under the consolidated tax regime applicable to corporate groups.

(2)	BASIS OF PRESENTATION

a) True and fair view

These financial statements have been prepared from Telefónica, S.A.’s accounting records by the Company’s Directors in accordance with the accounting principles and standards contained in the Code of Commerce, developed in the Spanish GAAP in force (2007 Spanish GAAP) and other prevailing legislation at the date of these financial statements, to give a true and fair view of the Company’s equity, financial position, results of operations and of the cash flows obtained and applied in 2011.

The figures in these financial statements are expressed in millions of euros, unless indicated otherwise, and therefore may be rounded. The euro is the Company’s functional currency.

b) Comparison of information

Acquisition of Brasilcel, N.V. and subsequent merger with Telefónica, S.A.

On July 28, 2010 Telefónica, S.A. and Portugal Telecom, SGPS, S.A. reached an agreement for the acquisition by Telefónica, S.A. of 50% of the capital stock of Brasilcel, N.V. (a company in which Portugal Telecom and Telefónica had equal joint interests until that date, and which held approximately 60% of the capital stock of the Brazilian company Vivo Participações, S.A.). The acquisition price for the aforementioned capital stock of Brasilcel, N.V. was 7,500 million euros, of which 2,000 million euros was paid on October 31, 2011 (see Note 18.b). At the time of the acquisition the company announced that it would merge Brasilcel, N.V. into the company as part of the same transaction. This agreement also established inter alia that Portugal Telecom waived the declared dividend payable by Brasilcel, N.V., amounting to 49 million euros and still outstanding, which was recognized as a reduction in the cost of this acquisition. Taking into account the conditions established, the discounted price at which this acquisition was recognized was 7,419 million euros (see Note 8.1).

Subsequently, on September 28, 2010 the two boards of directors approved the merger of Telefónica and Brasilcel, N.V., which was recognized on that date. This merger was entered in the Mercantile Registry on December 21, 2010 and gave rise to a reserve of 3,602 million euros, reduced by 49 million euros corresponding to the aforementioned dividends. The net amount by which Telefónica, S.A.’s equity was affected by this transaction was therefore 3,553 million euros (see Note 11).

In 2011, Telefónica restructured Group entities in Brazil. These transactions are disclosed fully in Note 8.

c) Use of estimates

The financial statements have been prepared using estimates based on historical experience and other factors considered reasonable under the circumstances. The carrying value of assets and liabilities, which is not readily apparent from other sources, was established on the basis of these estimates. The Company periodically reviews these estimates.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the financial statements of the following year are discussed below.

A significant change in the facts and circumstances on which these estimates are based could have an impact on the Company’s results and financial position.

Provisions for impairment of investments in Group companies, joint ventures and associates

Investments in group companies, joint ventures and associates are tested for impairment at each year end to determine whether an impairment loss must be recognized in the income statement or a previously recognized impairment loss be reversed. The decision to recognize an impairment loss (or a reversal) involves estimates of the reasons for the potential impairment (or recovery), as well as the timing and amount.

Recoverable amount of investments in group companies, joint ventures and associates is measured as described in Note 4.e.

There is a significant element of judgment involved in the estimates required to determine recoverable amount and the assumptions regarding the performance of these investments, since the timing and scope of future changes in the business are difficult to predict.

Deferred taxes

The Company assesses the recoverability of deferred tax assets based on estimates of future earnings. The ability to recover these taxes depends ultimately on the Company’s ability to generate taxable earnings over the period for which the deferred tax assets remain deductible. This analysis is based on the estimated schedule for reversing deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections and are continuously updated to reflect the latest trends.

The appropriate classification of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual income tax receipts and payments could differ from the estimates made by the Company as a result of changes in tax legislation or unforeseen transactions that could affect tax balances.

(3)	PROPOSED APPROPRIATION OF PROFIT

Telefónica, S.A. obtained 4,910 million euros of profit in 2011.

Accordingly, the Company’s Board of Directors will submit the following proposed appropriation of 2011 profit for approval at the Shareholders’ Meeting:

Millions of euros
Proposed appropriation:
Profit for the year	4,910
Distribution to:
Interim dividend (paid in May 2011)	3,394
Goodwill reserve (Note 11.c)	2
Voluntary reserves	1,514

At its meeting of April 12, 2011, the Company’s Board of Directors resolved to pay an interim dividend against 2011 profit of a fixed gross 0.75 euros for each of the outstanding shares carrying dividend rights. This dividend was paid in full on May 6, 2011. The total amount paid was 3,394 million euros (see Note 11.1.d).

In accordance with Article 277 of the Spanish Enterprise Law, the following table shows the provisional statement issued by the Directors to substantiate that the Company had sufficient liquidity at that time to distribute this dividend.

Millions of euros
Liquidity statement at April 12, 2011
Income from January 1 through March 31, 2011	5,961
Mandatory appropriation to reserves	—
Distributable income	5,961

Proposed interim dividend (maximum amount)	3,423

Cash position at April 12, 2011
Funds available for distribution
Cash and cash equivalents	1,670
Unused credit facilities	6,593
Proposed interim dividend (maximum amount)	(3,423)
Difference	4,840

To ensure its liquidity requirements are met throughout the following year, the Company effectively manages its liquidity risks (see Note 16).

(4)	RECOGNITION AND MEASUREMENT ACCOUNTING POLICIES

The main recognition and measurement accounting policies applied in the preparation of the 2011 annual financial statements are the following:

a)	Intangible assets

Intangible assets are stated at acquisition or production cost, less any accumulated amortization or any accumulated impairment losses.

The useful lives of intangible assets are assessed individually to be either finite or indefinite. Intangible assets with finite lives are amortized systematically over the useful economic life and assessed for impairment whenever events or changes indicate that their carrying amount may not be recoverable.

Amortization methods and schedules are revised annually at year end and, where appropriate, adjusted prospectively.

Intangible assets include mainly the following:

1.	Computer software licenses, which are recorded at cost and amortized on a straight-line basis over their useful lives, generally estimated at three years.

2.

Intellectual property, which is recorded at the amounts paid to acquire ownership of or rights to use patents and trademarks and amortized on a straight-line basis over the useful life of the patent or trademark for a period of 3 to 10 years.

3.

The goodwill arising from the merger of Telefónica, S.A. and Terra Networks, S.A. carried out in 2005. This is included under “Other intangible assets” at the carrying amount at January 1, 2008 of 33 million euros, calculated in accordance with the former accounting principles, less any accumulated impairment losses. Goodwill is not amortized, but is tested for impairment annually or more frequently if there are certain events or changes indicating the possibility that the carrying amount may not be fully recoverable (see Note 4.c).

b) Property, plant and equipment and investment property

Property, plant and equipment is stated at cost, net of accumulated depreciation and any accumulated impairment in value. Land is not depreciated.

Cost includes external costs plus any internal costs comprising warehouse materials used, direct labor costs incurred in installation work and the allocable portion of the indirect costs required for the related investment. Cost includes, where appropriate, the initial estimate of decommissioning, retirement and site reconditioning costs when the Company is under obligation to incur such costs due to the use of the asset.

Costs incurred for expansion, remodeling or improvements which increase the productivity, capacity, or prolong the useful life of the asset are capitalized when the capitalization requirements are met.

Interest and other borrowing costs incurred and directly attributable to the acquisition or construction of assets that require preparation of more than one year for their intended use or sale are capitalized.

Upkeep and maintenance expenses are expensed as incurred.

The Company assesses the need to write down, if appropriate, the carrying amount of each item of property, plant and equipment to its recoverable amount whenever there are indications that the assets’ carrying amount exceeds the higher of its fair value less costs to sell or its value in use. The impairment provision is not maintained if the factors giving rise to the impairment disappear (see Note 4.c).

The Company depreciates its property, plant and equipment once the assets are in full working conditions using the straight-line method based on the assets’ estimated useful lives, calculated in accordance with technical studies which are revised periodically based on technological advances and the rate of dismantling, as follows:

Estimated useful life	Years
Buildings	40
Plant and machinery	3-25
Other plant or equipment, furniture and fixtures	10
Other items of property, plant and equipment	4-10

Assets’ estimated residual values and methods and depreciation periods are reviewed, and adjusted if appropriate, prospectively at each financial year end.

Investment property is measured using the same criteria described for land and buildings for own use. Buildings included in investment property are depreciated on a straight-line basis over a period of up to 40 years.

c) Impairment of non-current assets

Non-current assets are assessed at each reporting date for indications of impairment losses. Where such indications exist, or in the case of assets which are subject to an annual impairment test, the Company estimates the asset’s recoverable amount as the higher of its fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows deriving from the use of the asset or its cash generating unit, as applicable, are discounted to their present value in the currency in which they will be generated, using a pre-tax discount rate appropriate to that currency and reflecting current market assessments of the time value of money and the risks specific to the asset. The Company translates that present value into its accounting currency at the exchange rate prevailing at the close of the day of calculation of value in use. When the carrying amount of an asset exceeds its recoverable amount, the asset is considered to be impaired. In this case, the carrying amount is written down to recoverable amount and the resulting loss is taken to the income statement. Future depreciation or amortization charges are adjusted for the asset’s new carrying amount over its remaining useful life. The Company assesses each asset individually for impairment, unless the asset does not generate cash inflows that are largely independent of those from other assets (or cash-generating units).

The Company bases the calculation of impairment on the business plans of the various cash-generating units to which the assets are allocated. These business plans generally cover a period of three to five years. For periods beyond the strategic plan, an expected constant or decreasing growth rate is applied to the projections based on these plans from the fifth year.

When there are new events or changes in circumstances that indicate that a previously recognized impairment loss no longer exists or has been decreased, a new estimate of the asset’s recoverable amount is made. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. The reversal is limited to the net carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement and the depreciation charge is adjusted in future periods to the asset’s revised carrying amount.

d) Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the agreement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset and the agreement conveys a right to the Company to use the asset.

Leases where the lessor does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the leased item to the Company. These are classified at the inception of the lease, in accordance with its nature and the associated liability, at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance costs and reduction of the principal of lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance costs are taken to the income statement over the lease term.

e) Financial assets and liabilities

Financial investments

All regular way purchases and sales of financial assets are recognized on the trade date, i.e. the date that the Company commits to purchase or sell the asset. The Company classifies its financial assets into the following categories for initial recognition purposes: financial assets held for trading, other financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, investments in Group companies, joint ventures and associates, and available-for-sale financial assets. When appropriate, the Company re-evaluates the designation at each financial year end.

Financial assets held for trading, i.e., investments made with the aim of realizing short-term profits as a result of price changes, are included in “Financial assets held for trading” and presented under current or non-current assets depending on their maturity. Derivatives are classified as held for trading unless they are designated as effective hedging instruments.

“Investments in group companies, joint ventures and associates” are classified into a category of the same name and are shown at cost less any impairment loss (see Note 4.c). Group companies are those over which the Company exercises control, either by exercising effective control or by virtue of agreements with the other shareholders. Joint ventures are companies which are jointly controlled with third parties. Associates are companies in which there is significant influence, but not control or joint control with third parties. Telefónica assesses the existence of significant influence not only in terms of percentage ownership but also in qualitative terms such as presence on the board of directors, involvement in decision-making, the exchange of management personnel, and access to technical information.

Financial investments which the Company intends to hold for an unspecified period of time and could be sold at any time to meet specific liquidity requirements or in response to interest-rate movements and which have not been included in the preceding categories are classified as available-for-sale. These investments are recorded under “Non-current assets,” unless it is probable and feasible that they will be sold within 12 months. Financial assets in this category are measured at fair value. Gains or losses arising from changes in fair value are recognized in equity until the asset is derecognized or impaired, at which time the cumulative gain or loss previously reported in equity is taken to the income statement. Dividends from available-for-sale equity investments are recognized in the income statement once the Company has the right to receive the dividend. Fair value is determined in accordance with the following criteria:

1. Listed securities on active markets: Fair value is considered to be the quoted market price at the closing date.

2. Unlisted securities: Fair value is determined using valuation techniques such as discounted cash flow analysis, option valuation models, or by reference to arm’s length market transactions. When fair value cannot be reliably determined, these investments are carried at cost.

Loans and receivables includes trade or non-trade financial assets, that are neither derivatives nor equity instruments, with fixed or determinable payments and that are not quoted in an active market and not included in any of the preceding classifications. Upon initial recognition, these assets are recognized at fair value which, unless there is evidence to the contrary, is the transaction price, which is equivalent to the fair value of the consideration paid plus directly attributable transaction costs. Following initial recognition, these financial assets are measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the loans and receivables are settled or impaired, as well as through the amortization process. Trade receivables are recognized at the original invoice amount. A provision is recorded when there is objective evidence of customer collection risk. The amount of the impairment is calculated as the difference between the carrying amount of the doubtful trade receivables and their recoverable amount. As a general rule, current trade receivables are not discounted, unless the effect of such discount is material.

The Group assesses at each reporting date whether a financial asset is impaired. If there is objective evidence that an impairment loss has been incurred on a financial asset carried at amortized cost, the amount of the loss is measured as the difference between the asset’s carrying amount and its recoverable value, calculated as the present value of estimated future cash flows (excluding future expected credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. If in a subsequent period the impairment loss decreases as a result of a subsequent event, the loss is reversed, with the asset’s amortized cost had no impairment loss been recognized as the upper limit. Such a reversal is recognized in the income statement of that year.

For equity instruments recognized as available-for-sale financial assets, the Company assesses individually for each security whether there is any objective evidence that an asset is impaired as a result of one or more events indicating that the carrying amount of the security will not be recovered. If there is objective evidence that an available-for-sale financial instrument is impaired, the cumulative loss recognized in equity measured as the difference between the acquisition cost (net of any principal payments and amortization made) and the current fair value, less any impairment loss on that investment previously recognized in the income statement, is removed from equity and recognized in the income statement. If in a subsequent period the fair value of the financial asset increases because of a subsequent event, the impairment loss is reversed through the income statement if the asset is a debt instrument. For equity instruments, the loss is not reversed in the income statement for the period, but rather in equity, as the instrument is measured at its new fair value, with any changes taken to equity.

Recoverable amount for estimating impairment of investments in group companies, joint ventures and associates is the higher of the investment’s fair value less costs to sell and the present value of the future cash flows derived from the investment. These cash flows can be calculated by estimating the cash flows to be received from dividends or from the disposal or derecognition of the investment, or the Company’s share of the cash flows expected to be generated by the investment (from operations, or the investment’s disposal or derecognition).

Financial assets are only fully or partially derecognized when:

1.	The rights to receive cash flows from the asset have expired.

2.	The Company has transferred its rights to receive cash flows from the asset to a third party and transferred substantially all the risks and rewards of the asset.

Cash and cash equivalents

Cash and cash equivalents included on the balance sheet include cash on hand and at banks, demand deposits and other highly liquid investments with an original maturity of three months or less. These items are stated at historical cost, which does not differ significantly from realizable value.

For the purpose of the cash flow statement, cash and cash equivalents are shown net of any outstanding bank overdrafts.

Issues and interest-bearing debt

These debts are recognized initially at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, these financial liabilities are measured at amortized cost using the effective interest rate method. Any difference between the cash received (net of transaction costs) and the repayment value is recognized in the income statement over the life of the debt. Interest-bearing debt is considered non-current when its maturity is over 12 months or the Company has full discretion to defer settlement for at least another 12 months from the reporting date.

Financial liabilities are derecognized when the obligation under the liability is discharged, cancelled or expires. When an existing financial liability is replaced with another on substantially different terms, such an exchange is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in their respective carrying amounts is taken to the income statement.

Derivative financial instruments and hedge accounting

Derivative financial instruments are initially recognized at fair value, normally equivalent to cost. Their carrying amounts are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. They are classified as current or non-current depending on whether they fall due within less than or after one year, respectively. Derivatives that meet all the criteria for consideration as long-term hedging instruments are recorded as non-current assets when fair value is positive and non-current liabilities when fair value is negative.

The accounting treatment of any gain or loss resulting from changes in the fair value of a derivative depends on whether the derivative in question meets all the criteria for hedge accounting and, if appropriate, on the nature of the hedge.

The Company designates certain derivatives as:

1.	Fair value hedges, when hedging the exposure to changes in the fair value of a recognized asset or liability or a firm transaction;

2.

Cash flow hedges, when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction; or

3.	Hedges of a net investment in a foreign operation.

A hedge of the foreign currency risk of a firm commitment may be accounted for as a fair value or a cash flow hedge.

Changes in fair value of derivatives that qualify as fair value hedges are recognized in the income statement, together with changes in the fair value of the hedged item attributable to the risk hedged.

Changes in the fair value of derivatives that qualify and have been assigned to hedge cash flows, which are highly effective, are recognized in equity. The portion considered ineffective is taken directly to the income statement. Fair value changes from hedges that relate to firm commitments or forecast transactions that result in the recognition of non-financial assets or liabilities are included in the initial measurement of those assets or liabilities. Otherwise, changes in fair value previously recognized in equity are recognized in the income statement in the period in which the hedged transaction affects profit or loss.

An instrument designed to hedge foreign currency exposure on a net investment in a foreign operation is accounted for in a way similar to foreign currency fair value hedges. For these purposes, the net investment in the foreign operation comprises not only the share in the equity of the foreign investment, but also the monetary item receivable or payable, the settlement of which is not expected or likely to take place in the foreseeable future, excluding trade items.

The application of the Company’s corporate risk-management policies could result in financial risk-hedging transactions that make economic sense, yet do not comply with the criteria and effectiveness tests required by accounting policies to be treated as hedges. Alternatively, the Company may opt not to apply hedge accounting criteria in certain instances. In these cases, gains or losses resulting from changes in the fair value of derivatives are taken directly to the income statement.

From inception, the Company formally documents the hedge relationship between the derivative and the hedged item, as well as the associated risk management objectives and strategies. The documentation includes identification of the hedge instrument, the hedged item or transaction and the nature of the risk being hedged. In addition, it states how it will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Hedge effectiveness is assessed, prospectively and retrospectively, both at the inception of the hedge relationship and on a systematic basis throughout the life of the hedge.

Hedge accounting is discontinued whenever the hedging instrument expires or is sold, terminated or settled, the hedge no longer meets the criteria for hedge accounting or the Company revokes the designation. In these instances, gains or losses accumulated in equity are not taken to the income statement until the forecast transaction or commitment affects profit or loss. However, if the hedged transaction is no longer expected to occur, the cumulative gains or losses recognized directly in equity are taken immediately to the income statement.

The fair value of the derivative portfolio includes estimates based on calculations using observable market data, as well as specific pricing and risk-management tools commonly used by financial entities.

f) Treasury shares

Treasury shares are stated at cost and deducted from equity. Any gain or loss obtained on the purchase, sale, issue or cancellation of treasury shares is recognized directly in equity.

Call options on treasury shares to be settled through the physical delivery of a fixed number of shares at a fixed price are considered treasury share instruments. They are stated at the premium paid as a reduction in equity. If the call options are exercised upon maturity, the amount previously recognized is reclassified to treasury shares along with the consideration paid. If the call options are not exercised, their value is recognized directly in equity.

g) Foreign currency transactions

Monetary items denominated in foreign currencies are translated to euros at the exchange rates prevailing on the related transaction date, and are retranslated at the year end to the exchange rates then prevailing.

All realized or unrealized exchange gains or losses are taken to the income statement for the year, with the exception of non-monetary items measured at fair value, provided that they are recognized directly in equity (such as investments in equity instruments classified as available-for-sale financial assets). In these cases, any exchange differences included in gains or losses recognized in equity derived from changes in the value of the non-monetary items measured at fair value are also recognized directly in equity.

h) Provisions

Pensions and other employee obligations

The Company has a defined-contribution pension plan for employees. The obligations are limited to the regular payment of the contributions, which are taken to the income statement as incurred.

Other provisions

Provisions are recognized when the Company has a present obligation (legal or constructive), as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted, and the corresponding increase in the provision due to the passage of time is recognized as a finance cost.

i) Share-based payments

For equity-settled share option plans, fair value at the grant date is measured by applying statistical techniques or using benchmark securities. The cost is recognized, together with a corresponding increase in equity, over the vesting period. At each subsequent reporting date, the Company reviews its estimate of the number of options it expects to vest, with a corresponding adjustment to equity.

j) Income tax

The income tax expense of each year includes both current and deferred taxes, where applicable.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred income tax is provided using the balance sheet liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts.

The main temporary differences arise due to discrepancies between the tax bases and accounting amounts of investments in Group companies and associates.

Furthermore, deferred taxes arise from unused tax credits and tax loss carryforwards.

The Company determines deferred tax assets and liabilities by applying the tax rates that will be effective when the corresponding asset is received or the liability settled, based on tax rates and tax laws that are enacted (or substantively enacted) at the reporting date.

Deferred income tax assets and liabilities are not discounted to present value and are classified as non-current, irrespective of the date of their reversal.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred income tax relating to items directly recognized in equity is recognized in equity.

k) Revenue and expenses

Revenue and expenses are recognized on the income statement based on an accruals basis; i.e. when the goods or services represented by them take place, regardless of when actual payment or collection occurs.

The income obtained by the Company in dividends received from Group companies and associates, and from the interest accrued on loans and credits given to them are included in revenue in compliance with the provisions of consultation No. 2 of BOICAC 79, published on September 30, 2009.

l) Related party transactions

Related party transactions are accounted for in accordance with the criteria described above.

In mergers and spin-offs involving the parent company and its direct or indirect subsidiary, in cases of non-monetary contributions between Group companies, and in cases of dividends in kind, the contributed assets are valued at their pre-transaction carrying amount in the individual financial statements, given that the Telefónica Group does not prepare its consolidated financial statements in accordance with the Standards on Preparing Consolidated Financial Statements (Spanish “NOFCAC”).

In these same operations, companies may also opt to use the consolidated values under International Financial Reporting Standards (IFRS) as adopted by the European Union, providing that the consolidated figures do not differ from those obtained under NOFCAC. Lastly, the Company may also opt to use the values resulting from a reconciliation to NOFCAC. Any accounting difference is taken to reserves.

The effective date of mergers and spin-offs for accounting purposes is taken as the first day of the year in which the merger or spin-off was approved, to the extent that it falls after the companies were incorporated into the group. If one of the companies joins the group in the year of the merger or spin-off, the acquisition date is used for accounting purposes.

m) Financial guarantees

The Company has provided guarantees to a number of subsidiaries to secure their transactions with third parties (see Note 20.a). Where financial guarantees provided have a counterguarantee on the Company’s balance sheet, the value of the counterguarantee is estimated to be equal to the guarantee given, with no additional liability recognized as a result.

Guarantees provided for which there is no item on the Company’s balance sheet acting as a counterguarantee are initially measured at fair value which, unless there is evidence to the contrary, is the same as the premium received plus the present value of any premiums receivable. After initial recognition, these are subsequently measured at the higher of:

i) the amount in accordance with rules for measuring provisions and contingencies; and

ii) the amount initially recognized less, when applicable, any amounts take to the income statement corresponding to accrued income.

n) Non-current assets held for sale

Non-current assets (and certain groups of assets and liabilities defined as disposal groups) are classified as held for sale when their carrying amounts will be recovered primarily through their sale, which is considered to be highly probable. Non-current assets (and disposal groups) held for sale are accounted for at the lower of their carrying amount and fair value less cost to sell, and are recognized on a separate line of the balance sheet.

o) Consolidated data

As required under prevailing legislation, the Company has prepared separate consolidated annual financial statements, drawn up in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. The balances of the main headings of the Telefónica Group’s consolidated financial statements for 2011 and 2010 are as follows:

Item (millions of euros)	2011	2010
Total assets	129,623	129,775
Equity:
Attributable to equity holders of the parent	21,636	24,452
Attributable to minority interests	5,747	7,232
Revenue from operations	62,837	60,737
Profit for the year:
Attributable to equity holders of the parent	5,403	10,167
Attributable to minority interests	784	(95)

(5)	INTANGIBLE ASSETS

The movements in the items composing intangible assets and the related accumulated amortization in 2011 and 2010 are as follows:

(Millions of euros) 2011	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INTANGIBLE ASSETS, GROSS	311	5	(11)	15	320

Patents, licenses, trademarks, and others	22	2	—	5	29
Software	176	3	(11)	5	173
Other intangible assets	113	—	—	5	118

ACCUMULATED AMORTIZATION	(240)	(22)	10	—	(252)

Patents, licenses, trademarks, and others	(18)	(2)	—	—	(20)
Software	(162)	(10)	10	—	(162)
Other intangible assets	(60)	(10)	—	—	(70)

Net carrying amount	71	(17)	(1)	15	68

(Millions of euros) 2010	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INTANGIBLE ASSETS, GROSS	346	6	(42)	1	311

Patents, licenses, trademarks, and others	62	2	(42)	—	22
Software	171	4	—	1	176
Other intangible assets	113	—	—	—	113

ACCUMULATED AMORTIZATION	(217)	(25)	2	—	(240)

Patents, licenses, trademarks, and others	(17)	(3)	2	—	(18)
Software	(152)	(10)	—	—	(162)
Other intangible assets	(48)	(12)	—	—	(60)

Net carrying amount	129	(19)	(40)	1	71

Disposals in 2011 relate to sales of software, at carrying amount, to other Telefónica Group companies.

In 2010 the rights to operate and commercialize the Altamira Platform were sold to a company outside the Telefónica Group. The carrying amount of this asset was 40 million euros on the sale date.

At December 31, 2011 commitments exist to acquire intangible assets amounting to 1.1 million euros (0.3 million euros at December 31, 2010). Future finance lease commitments are also disclosed in Note 19.5.

At December 31, 2011 and 2010, the Company had 190 million euros and 167 million euros, respectively, of fully amortized intangible assets.

(6)	PROPERTY, PLANT AND EQUIPMENT

The movements in the items composing property, plant and equipment and the related accumulated depreciation in 2011 and 2010 are as follows:

(Millions of euros) 2011	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
PROPERTY, PLANT AND EQUIPMENT, GROSS	598	12	(1)	(15)	594

Land and buildings	219	1	—	8	228
Plant and other PP&E items	305	9	(1)	10	323
Property, plant and equipment under construction and prepayments	74	2	—	(33)	43

ACCUMULATED DEPRECIATION	(217)	(40)	1	—	(256)

Buildings	(69)	(5)	—	—	(74)
Plant and other PP&E items	(148)	(35)	1	—	(182)
Net carrying amount	381	(28)	—	(15)	338

(Millions of euros) 2010	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
PROPERTY, PLANT AND EQUIPMENT, GROSS	591	33	—	(26)	598

Land and buildings	243	—	—	(24)	219
Plant and other PP&E items	294	2	—	9	305
Property, plant and equipment under construction and prepayments	54	31	—	(11)	74

ACCUMULATED DEPRECIATION	(180)	(37)	—	—	(217)

Buildings	(65)	(4)	—	—	(69)
Plant and other PP&E items	(115)	(33)	—	—	(148)
Net carrying amount	411	(4)	—	(26)	381

Firm commitments to acquire property, plant and equipment at December 31, 2011 and 2010 amounted to 0.4 million euros and 0.3 million euros, respectively.

In 2011 and 2010, no interest or other borrowing costs incurred in the construction of property, plant and equipment were capitalized.

At December 31, 2011 and 2010, the Company had 36 million euros and 21 million euros, respectively, of fully depreciated items of property, plant and equipment.

Telefónica, S.A. has taken out insurance policies with appropriate limits to cover the potential risks which could affect its property, plant and equipment.

“Property, plant and equipment” includes the net carrying amount of the land and buildings occupied by Telefónica, S.A. at its Distrito Telefónica headquarters, amounting to 73 million euros and 95 million euros at the 2011 and 2010 year-ends, respectively. Also included is the net carrying amount of the remaining assets (mainly plant and property) related to the operational headquarters built in the Las Tablas district, called “Distrito Telefónica,” of 114 million euros at December 31, 2011 and 134 million euros at December 31, 2010.

(7)	INVESTMENT PROPERTIES

The movements in the items composing investment properties in 2011 and 2010 and the related accumulated depreciation are as follows:

(Millions of euros) 2011	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INVESTMENT PROPERTIES, GROSS	386	88	—	—	474

Land	65	—	—	—	65
Buildings	321	88	—	—	409

ACCUMULATED DEPRECIATION	(41)	(10)	—	—	(51)

Buildings	(41)	(10)	—	—	(51)

Net carrying amount	345	78	—	—	423

(Millions of euros) 2010	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INVESTMENT PROPERTIES, GROSS	361	—	—	25	386

Land	65	—	—	—	65
Buildings	296	—	—	25	321

ACCUMULATED DEPRECIATION	(33)	(8)	—	—	(41)

Buildings	(33)	(8)	—	—	(41)

Net carrying amount	328	(8)	—	25	345

In January 2011, the Telefónica Group moved its offices to the recently completed Diagonal 00 building, its new corporate headquarters in Barcelona. In the view of the terms of the contract, the Company has determined that the building satisfies the requirements for recognition as an asset acquired under a finance lease; it is accordingly shown under “Additions” in the above table at the present value of the rental payments, 88 million euros. 100% of this space is rented to Telefónica Group companies under 15-year non-cancellable lease contracts that can be renewed for up to 50 years at the discretion of Telefónica.

“Investment properties” mainly includes the value of land and buildings leased by Telefónica, S.A. to other Group companies at the Distrito Telefónica head offices in Madrid and Telefónica’s new headquarters in Barcelona, Diagonal 00.

The Company has buildings with a total area of 367,167 square meters leased to several Telefónica Group and other companies, equivalent to an occupancy rate of 93.3% of the buildings it has earmarked for lease. In 2010, it had a total of 361,475 square meters leased, equivalent to an occupancy rate of 92.97% of the buildings earmarked for lease.

Total income from leased buildings in 2011 (see Note 19.1) amounted to 52 million euros (43 million euros in 2010). Future minimum rentals receivable under non-cancellable leases are as follows:

	2011		2010
(Millions of euros)	Future minimum recoveries	Present value	Future minimum recoveries	Present value
Up to one year	51		50
Between one and five years	121		—
Over 5 years	5		—

Total	177	151	50	48

All lease contracts held with subsidiaries occupying Distrito Telefónica premises expired in 2010. These contracts were renewed in 2011, for a non-cancellable period of three years. The figures for 2011 also reflect non-cancellable lease revenue from Diagonal 00, the contracts for which expire in 2016.

The main contracts in which Telefónica, S.A. acts as lessee are described in Note 19.5.

(8) INVESTMENTS IN GROUP COMPANIES AND ASSOCIATES

8.1	The movements in the items composing investments in Group companies, joint ventures and associates in 2011 and 2010 are as follows:

(Millions of euros) 2011	Opening balance	Additions	Disposals	Transfers	Exchange losses	Dividends	Hedges of a net investment	Closing balance	Fair value
Non-current:
-Equity instruments	78,870	(1,148)	(404)	123	—	(113)	68	77,396	139,678
(Net) (1):
Equity instruments
(Cost)	86,824	458	(404)	123	—	(113)	68	86,956
Impairment losses	(7,954)	(1,606)	—	—	—	—	—	(9,560)
-Loans to Group companies and associates	2,832	149	(31)	(1,322)	(10)	—	—	1,618	1,681
-Other financial assets	24	25	—	(27)	—	—	—	22	22

Total non-current investment in Group companies and associates	81,726	(974)	(435)	(1,226)	(10)	(113)	68	79,036	141,381

Current:
-Loans to Group companies and associates	3,295	750	(1,856)	1,322	(121)	—	—	3,390	3,467
-Derivatives	12	57	(12)	—	—	—	—	57	57
-Other financial assets	28	9	(33)	27	—	—	—	31	31

Total current investments in Group companies and associates	3,335	816	(1,901)	1,349	(121)	—	—	3,478	3,555

(Millions of euros) 2010	Opening balance	Additions	Disposals	Business combinations	Transfers	Exchange losses	Dividends	Hedges of a net investment	Closing balance	Fair value
Non-current:
-Equity instruments
(Net) (1):	66,542	9,219	—	3,505	(610)	—	(21)	235	78,870	146,118
Equity instruments
(Cost)	72,535	11,204	(5)	3,505	(629)	—	(21)	235	86,824
Impairment losses	(5,993)	(1,985)	5	—	19	—	—	—	(7,954)
-Loans to Group companies and associates	4,000	769	(30)	—	(2,116)	209	—	—	2,832	2,832
-Other financial assets	23	24	—	—	(23)	—	—	—	24	24

Total non-current investment in Group companies and associates	70,565	10,012	(30)	3,505	(2,749)	209	(21)	235	81,726	148,974

Current:
-Loans to Group companies and associates	3,141	1,115	(3,095)	—	2,116	18	—	—	3,295	3,295
-Derivatives	29	12	(29)	—	—	—	—	—	12	12
-Other financial assets	29	23	(47)		23	—	—	—	28	28

Total current investments in Group companies and associates	3,199	1,150	(3,171)	—	2,139	18	—	—	3,335	3,335

(1)

Fair value at December 31, 2011 and 2010 of Group companies and associates quoted in an active market (Telefónica de Perú, S.A.A. and Telefónica Czech Republic, a.s. in 2010, and, additionally in 2011, Telefónica Brasil, S.A.) was calculated taking the listing of the investments on the last day of the year; the rest of the shareholdings are stated at the value of discounted cash flows based on those entities’ business plans.

On March 25, 2011 the Boards of Directors of each of the subsidiaries controlled by Telefónica, Vivo Participações and Telesp, approved the terms and conditions of a restructuring process whereby all shares of Vivo Participações that were not owned by Telesp were exchanged for Telesp shares, at a rate of 1.55 new Telesp shares for each Vivo Participações share. These shares then became the property of Telesp, whereby Vivo Participações then became a wholly owned subsidiary of Telesp. The restructuring process was approved by the shareholders of Vivo Participações at the Extraordinary General Shareholders’ Meeting held on April 27, 2011 and by the shareholders of Telesp at the Extraordinary General Shareholders’ Meeting held on the same date following authorization by the Brazilian telecommunications regulator, Anatel.

At that date, Telefónica, S.A. held a direct stake of approximately 60% in Vivo Participaçoes, Ltda., valued at 13,021 million euros (see Note 8.c), subsequent to the liquidation by absorption of Portelcom Participaçoes, S.A., PTelecom Brasil, S.A. and Telefónica Brasil Sul Celular Participaçoes, Ltda.

The restructuring process was approved by the shareholders of Vivo Participações at the Extraordinary General Shareholders’ Meeting held on April 27, 2011 and by the shareholders of Telesp at the Extraordinary General Shareholders’ Meeting held on the same date.

Following the share exchange, a partial contribution was made to Sao Paulo Telecommunicaçoes (SPT), leaving the direct stake in Telesp at 24.68%. As all the aforementioned transactions were performed at the carrying amounts, they are not reflected in the table of movements for 2011.

On June 14, 2011, the Boards of Directors of Vivo Participações and Telesp approved a restructuring plan whose objective was to simplify the corporate structure of both companies and foster their integration, eliminating Vivo Participações from the corporate chain through the incorporation of its total equity into Telesp, and concentrating all mobile telephony activities in Vivo, S.A. (now a direct subsidiary of Telesp).

This deal was submitted for consideration by the Brazilian telecommunications regulator and finally approved at the General Shareholders’ Meetings of both companies on October 3, 2011. The company arising from the merger changed its name to Telefónica Brasil, S.A.

In 2011, “Transfers” primarily reflected capitalization on June 15, 2011 and September 12, 2011 of accrued interest receivable on loans granted to Telefónica Móviles México, S.A. de C.V., amounting to 32 million euros (541 million Mexican pesos) and 30 million euros (524 million Mexican pesos), respectively.

In January and October 2011, invoices issued in 2010 and 2011 to Telcel, C.A. were contributed to Latin American Cellular Holding, S.A., so that the latter could offset these collection rights against the loan it had received from the former. These invoices amounted to 61 million euros, as reflected under “Transfers.”

In both 2011 and 2010, movement in “Transfers” under “Loans to Group companies and associates” primarily relates to the reclassification from long-term to short-term, in accordance with the loan maturity schedule.

The column headed “Dividends” sets out the amounts of dividends paid out by Group companies and associates in respect of earnings generated prior to the effective date of the corresponding shareholding. In 2011, these figures relate chiefly to SPT (107 million euros).

On June 23, 2010 Telefónica S.A. reduced its ownership interest in Portugal Telecom by 6.49%, resulting in cash inflow of 512 million euros from the sale of these shares. In addition, Telefónica entered into three equity swap contracts for Portugal Telecom shares with a number of financial institutions, subject to net settlement, which grant Telefónica the equivalent total return of the investment. At that time, this investment, previously recognized under “Investments in associates,” was reclassified to “Non-current assets held for sale”. At December 31, 2010 Telefónica, S.A. held a 2.02% interest in Portugal Telecom, which was also reclassified to this heading. Both movements were included under “Transfers” in the table of movements for 2010.

In 2011, equity swap contracts were partially cancelled through the sale of 33 million shares in Portugal Telecom, generating gains of 13 million euros. These gains were recognized under the income statement caption “Gains (losses) on disposal and other gains and losses”. Given that the listed price of these shares dropped considerably in the second half of the year, the Company made a financial provision amounting to 135 million euros, recognized under the income statement caption “Impairment and gains (losses) on disposal of financial instruments” (see Note 19.10). In October 2011, in view of the adverse outlook published for this stock by financial analysts, the Company decided to extend the equity swap contracts and reclassified the net carrying amount of the direct stake in Portugal Telecom (which continued to be 2.02%) and the shares allocated to the equity swap contracts, a total amount for direct and indirect stake of 235 million euros to “Available-for-sale assets” within the caption “Non-current financial investments,” until it could design an appropriate divestment policy in view of market value trends for this investee (see Note 9).

The impact in 2011 of hedges of net investments in foreign operations amounted to a gain of 68 million euros (235 million euros in 2010).

In 2011 and 2010, Telefónica, S.A. bought and sold the following shareholdings:

a) Acquisitions of investments and capital increases:

	Millions of euros
Companies	2011	2010
Subsidiaries:
Casiopea Re, S.A.	80	—
Telefónica Global Technology, S.A.U.	38	—
Telefónica Móviles México, S.A. de C.V.	176	—
Telefónica de Costa Rica, S.A.	127	—
Brasilcel, N.V.	—	7,419
Telfin Ireland, Ltd.	—	3,410
Telefónica Europe, Ltd.	—	35
Others	37	340

Total subsidiaries	458	11,204

2011

On June 27, 2011, Telefónica, S.A. performed a capital increase of 1,285 million Mexican pesos (76 million euros) at its subsidiary Telefónica Móviles México, S.A. de C.V. In October 2011, several more capital increases were carried out, totaling 1,832 million Mexican pesos (100 million euros).

In late 2010, the Telefónica Group was awarded a mobile telephone license in Costa Rica. Until that date, the Group had no operations in that country. To operate under this license, on February 14, 2011 Telefónica, S.A. incorporated the company Azules y Platas, S.A., with 2 million US dollars. The Company made an additional contribution to equity of 6 million euros on February 15, 2011, as well as a capital increase of 170 million US dollars on June 26, 2011. The euros value of the three aforementioned capital increases is 127 million euros. On September 22, 2011 the change of name of this company, to Telefónica de Costa Rica, S.A., was formally entered in the pertinent mercantile registry.

On September 26, 2011, Telefónica, S.A. injected a further 80 million euros of equity into Casiopea Re, S.A.

On October 31, 2011, Telefónica, S.A. injected a further 38 million euros of equity in its subsidiary Telefónica Global Technology, S.A.U.

2010

On February 10, 2010 Irish company Telfin Ireland Limited was incorporated by means of a 919 million euro contribution by Telefonica, S.A. (its sole shareholder). On April 28, 2010, Telefónica, S.A. injected a further 243 million euros of equity into this company. Then on May 21, 2010, Telefónica, S.A. injected a further 1,379 million euros and on June 24, 2010 another 869 million euros. These funds were used by Telfin Ireland, Ltd. to finance other Group companies in transactions performed during 2010.

On July 28, 2010, Telefónica and Portugal Telecom signed an agreement for the acquisition by Telefónica of 50% of the capital stock of Brasilcel (company then jointly owned in equal shares by Telefónica and Portugal Telecom; the joint venture in its turn owned shares representing, approximately, 60% of the capital stock of Brazilian company Vivo Participações, S.A.). The acquisition price for the aforementioned capital stock of Brasilcel was 7,500 million euros, of which 4,500 million euros was paid at the closing of the transaction on September 27, 2010, 1,000 million euros on December 30, 2010, and the remaining 2,000 million euros on October 31, 2011.

b) Disposals of investments and capital decreases:

	Millions of euros
Companies	2011	2010
Subsidiaries:
Telefónica Móviles Argentina Holding, S.A.	285	—
Atento Inversiones y Teleservicios, S.A.	116	—
Others	3	5

Total subsidiaries	404	5

2011

In January 2011, Telefónica, S.A. sold a 25% stake in Telefónica Móviles Argentina Holding, S.A. to Telefónica Internacional, S.A.U., at market value as determined in an independent expert report. This sale generated gains of 511 million euros, recognized under “Gains (losses) on disposal and other gains and losses” in the accompanying income statement (see Note 19.9).

On March 31, 2011, Atento Inversiones y Teleservicios, S.A. resolved to pay out 150 million euros to its sole shareholder, Telefónica, S.A. 116 million euros of that amount related to a reduction in the share premium, recognized as a return of contributions and thus stated as a disposal in the table of movements for the year. The remainder, 34 million euros, was recognized in the income statement as income from dividends.

2010

In January 2010, Mobipay Internacional was liquidated. Full provision had been made for the investment in this company of 5 million euros.

c)	Business combinations

2011

No business combinations were carried out in 2011.

2010

On September 27, 2010 the corresponding boards of directors agreed to start the take-over of Brasilcel, N.V. by Telefónica, which was completed on December 21, 2010 after being entered in the Madrid Mercantile Registry.

Brasilcel, N.V. had the following merger balance sheet:

(Millions of euros)
Investments in Group companies	4,574
Other assets	103

Total assets	4,677

Liabilities and equity	4,677

As a result of this transaction, Telefónica, S.A. acquired direct investments in Vivo Participaçoes, S.A. (35.89%), Portelcom Participaçoes, S.A. (84.78%), PTelecom Brasil, S.A. (100%), and increased its stake in Telefónica Brasil Sul Celular Participaçoes, Ltda. to 74.39%. The total direct and indirect stake in Vivo Participaçoes held by Telefónica, S.A. at December 31, 2010 amounted to approximately 60%. The gross value of these stakes amounts to 13,021 million euros which, less the acquisition cost of Brasilcel, N.V., amounts to 3,505 million euros, as shown in the “Business combinations” column of the table showing investments in Group companies and associates in 2010.

8.2	Assessment of impairment of investments in group companies, joint ventures and associates

At each year end, the Company re-estimates the future cash flows derived from its investments in Group companies and associates. The estimate is made based on the discounted cash flows to be received from each subsidiary in its functional currency, net of the liabilities associated with each investment (mainly net borrowings and provisions) and translated to euros at the official closing rate of each currency at December 31, 2011 and 2010.

As a result of these re-estimations and the effect of the net investment hedge in 2011, an impairment provision of 1,606 million euros was recognized. This amount reflects the net effect of the following: (a) the reversal of the impairment loss recorded for Telefónica Europe, plc. (1,279 million euros), less 120 million euros for the effect of the net investment hedge; (b) the write-down of 2,085 million euros in Telefónica Móviles México, S.A. de C.V.; (c) the write-down of 629 million euros made in Telco, S.p.A. to reflect the decrease in value of the stake in Telecom Italia, along with the effect of recovering part of the operational synergies during the year.

In 2010, the Company recognized write-downs of its shareholding in Telefónica Europe, plc. amounting to 1,985 million euros, of which 124 million euros related to the effect of net investment hedges.

8.3	The detail of subsidiaries and associates is shown in Appendix I.

8.4	Transactions protected for tax purposes

Transactions carried out in 2011 that are considered protected for tax purposes, as defined in Articles 83 or 94, as applicable, of Chapter VII of Title VII of Legislative Royal Decree 4/2004 of March 5 approving the Revised Spanish Corporate Income Tax Law, are detailed in the following paragraphs. Transactions protected for tax purposes carried out in prior years are disclosed in the annual financial statements for those years.

The main operation of this type which took place in 2011 between subsidiaries belonging to the tax Group headed by Telefónica, S.A. is the following:

On September 26, 2011 the Luxembourg-based company Casiopea Re, S.A., a wholly-owned subsidiary of Telefónica S.A., signed a public deed whereby its entire shareholding in the Spanish company Pléyade Peninsular Correduría de Seguros y Reaseguros (an 83.33% stake) was spun off to Telefónica Finanzas S.A.U., a Spanish company fully owned by Telefónica S.A. The spin-off was completed with the corresponding share capital increase in Telefónica Finanzas S.A.U., fully subscribed by Telefónica, S.A.

8.5	The breakdown and maturity of loans to Group companies and associates in 2011 and 2010 are follows:

2011 Company (millions of euros)	2012	2013	2014	2015	2016	2017 and subsequent years	Final balance, current and non-current
Telefónica de España, S.A.U.	1,036	—	—	—	—	—	1,036
Telefónica Móviles México, S.A. de C.V.	1,298	—	—	—	—	—	1,298
Telefónica de Contenidos, S.A.U.	2	1,142	—	79	—	—	1,223
Telefónica Móviles Argentina, S.A.	8	5	—	—	—	—	13
Telefónica Global Technology, S.A.U.	5	5	5	1	13	75	104
Telco, S.p.A.	614	—	—	—	—	—	614
Telefónica Emisiones, S.A.U.	4	117	42	—	—	—	163
Others	423	26	22	27	7	52	557

Total	3,390	1,295	69	107	20	127	5,008

2010 Company (millions of euros)	2011	2012	2013	2014	2015	2016 and subsequent years	Final balance, current and non-current
Telefónica de España, S.A.U.	1,079	698	—	—	—	—	1,777
Telefónica Móviles España, S.A.U.	236	—	—	—	—	—	236
Telefónica Móviles México, S.A. de C.V.	1,697	—	—	—	—	—	1,697
Telefónica de Contenidos, S.A.U.	28	—	1,142	—	79	—	1,249
Telefónica Móviles Argentina, S.A.	8	8	5	—	—	—	21
Inversiones Telefónica Móviles Holding, Ltd.	50	—	—	—	—	—	50
Telefónica Global Technology, S.A.U.	4	5	5	5	2	66	87
Telco, S.p.A.	14	600	—	—	—	—	614
Telefónica Internacional, S.A.U.	56	—	—	—	—	—	56
Others	123	24	86	14	16	77	340

Total	3,295	1,335	1,238	19	97	143	6,127

The main loans granted to Group companies are described below:

•

Financing granted to Telefónica de España, S.A.U. consists mainly of a loan dated January 4, 1999 resulting from the company’s spin-off from Telefónica, that bears interest at 6.80% and had an outstanding short-term balance of 698 million euros at December 31, 2011. The short-term amount includes accrued interest receivable of 6 million euros (11 million euros in 2010).

On December 29, 2011 Telefónica, S.A. acquired two buildings from Telefónica de España, S.A.U., the market value of which amounted to 51 million euros (see Note 18.a, Donation to the Telefónica Foundation). The balance payable on this acquisition was recorded as a decrease in the aforementioned financing and will be allocated in three equal installments upon the next loan maturities. The first installment was reduced through a payment at December 31, 2011, resulting in an outstanding balance payable of 34 million. This amount has been applied as a reduction in the balance payable in 2012, shown in the above table.

The Company also has tax receivables from this subsidiary amounting to 366 million euros, in connection with the consolidated tax group.

•

At December 31, 2009, the total drawn amount on the credit facilities extended to Telefónica Móviles México, S.A. de C.V. (the principal of the loans) came to 27,912 million Mexican pesos, or 1,494 million euros. One of the lines of credit of 4,519 million Mexican pesos (279 million euros) matured in 2010 and was offset by a payable Telefónica had with Telfisa Global, B.V. for the same amount in euros. No cash flow therefore occurred in relation to this repayment. The movement was recognized as a disposal in the 2010 table of movements.

On September 23, 2010, an additional loan of 269 million euros was extended to Telefónica Móviles México, S.A. de C.V., maturing in March 2011, to cover the financing requirements of the subsidiary during the second half of 2010. On March 23, 2011, this loan was repaid, decreasing the balance Telefónica, S.A. had payable to Telfisa Global, B.V. for the same amount in euros.

In 2011 the Company capitalized accrued interest receivable amounting to 1,065 million Mexican pesos, equivalent to 62 million euros.

At December 31, 2011 and 2010 the balance of the two outstanding loans amounted to 23,393 million Mexican pesos, equivalent to 1,298 million euros in 2011 (1,418 million euros in 2010).

At December 31, 2011 there was no accrued interest receivable on the aforementioned loans extended to Telefónica Móviles México, S.A. de C.V. Accrued interest receivable on these loans at December 31, 2010 amounted to 11 million euros.

•

Financing granted to Telefónica de Contenidos, S.A.U. comprises a 1,142 million euro participating loan, extended in 2003 and fully drawn down at December 31, 2011 and 2010, which bears interest based on Telefónica de Contenidos, S.A.U.’s business performance. In addition, in 2005 Telefónica, S.A. granted a new participating loan of 79 million euros maturing in 2015. This second loan was also fully drawn down at December 31, 2011 and 2010. The current portion of this loan in 2010 included accrued interest receivable of 11 million euros. No interest receivable is outstanding in respect of 2011.

The Company also has tax receivables from this subsidiary amounting to 2 million euros, in connection with the consolidated tax group.

•

On January 11, 2010, Telco, S.p.A. (“Telco”) arranged a 1,300 million euro loan with Intesa Sanpaolo, S.p.A., Mediobanca, S.p.A., Société Générale, S.p.A. and Unicredito, S.p.A. maturing on May 31, 2012, part of which is secured with Telecom Italia, S.p.A. shares. The lending banks granted Telco shareholders a call option on the Telecom Italia, S.p.A. shares that they may be entitled to receive as a result of the potential execution of the pledge.

In line with the commitments assumed by Telco shareholders, on December 22, 2009, the rest of Telco’s financing needs with respect to debt maturities were met with a bridge loan granted by shareholders Telefónica, Intesa Sanpaolo, S.p.A. and Mediobanca, S.p.A., for approximately 902 million euros, and a bank bridge loan granted by Intesa Sanpaolo, S.p.A. and Mediobanca, S.p.A., for the remaining 398 million euros.

The financing from the bridge loans was substituted with a bond subscribed by Telco’s shareholder groups, on a pro-rate basis in accordance with their interests in the company, on February 19, 2010 (maturing on June 8, 2012) for 1,300 million euros, of which 600 million euros corresponded to Telefónica, accruing interest at a fixed rate of 4%. At the 2011 year end, this bond had generated accrued interest receivable of 14 million euros (14 million euros at December 31, 2010).

•

A floating-rate loan linked to three-month Euribor was granted to Telefónica Internacional, S.A.U. on April 15, 2008 for 1,000 million euros, maturing in April 2011. At that time, the loan was raised to 1,300 million euros, maturing on April 14, 2012. No amounts were drawn as at December 31, 2011 or 2010, although 700 million euros were drawn down in the course of 2011 and repaid prior to the year-end (see Note 21).

•

In January 2010, a 19 million euro loan was extended to Telefónica Global Technology, S.A. (hereinafter TGT), which matures in 2015 and accrues interest at a variable rate linked to the six-month Euribor. At December 31, 2011 a total of 15 million euros had been drawn down on this loan (18 million euros at December 31, 2010).

On September 10, 2010, Telefónica, S.A. extended a 111 million euro participating floating-rate Euribor-linked loan to TGT, maturing in 2020. This loan accrues interest based on the performance of the company. At December 31, 2011 and 2010, 68 million euros was drawn down on this loan.

In October 2011, Telefónica, S.A. extended another Euribor-linked variable-interest participating loan, for 59 million euros, maturing in 2019. This loan accrues interest based on the performance of the company. At December 31, 2011, 21 million euros was drawn down on this loan.

•

At December 31, 2011 and 2010, financing granted to Telefónica Móviles Argentina, S.A. comprised a 47 million US dollar loan granted in July 2006, on which 15 million US dollars (13 million euros) were drawn down at the 2011 year end.

•

Financing granted to Inversiones Telefónica Móviles Holding, Ltd. was arranged on November 4, 2008 as a result of the loan assigned by Telefónica Internacional Chile, S.A. to Telefónica, S.A. for 284 million euros. Upon maturity of this loan in 2010, it was extended to July 26, 2011. The balance was therefore recognized as a current loan in the 2010 table, for the amount drawn down (50 million euros). This amount was repaid on maturity.

•

In the second half of 2010, Telefónica, S.A. acquired bonds issued by Telefónica Emisiones, S.A.U. amounting to 56 million euros. The bond acquisition policy for this subsidiary was carried on in 2011, reaching a total of 159 million euros.

Other accrued interest payable amounts to 4 million euros.

•

Disposals of current credit facilities to group companies and associates includes the cancellation of balances receivable from subsidiaries on account of their membership of Telefónica, S.A.’s tax group against debts held by these same subsidiaries totalling 703 million euros (2010: 1,166 million euros).

•

“Additions” also include 665 million euros (703 million euros in 2010) for credits arising in connection with the taxation of Telefónica, S.A. as the head of the tax group pursuant to the consolidated tax regime applicable to corporate groups (see Note 17), mainly 264 million euros to Telefónica Móviles España, S.A.U. (236 million euros in 2010) and 366 million euros to Telefónica de España, S.A.U. (371 million euros in 2010). There is no balance receivable from Telefónica Internacional, S.A.U. in 2011 (56 million euros in 2010). All these amounts mature in the short term.

“Loans to Group companies and associates” includes accrued interest receivable at December 31, 2011 amounting to 27 million euros (51 million euros in 2010).

8.6	Other financial assets with Group companies and associates

This includes rights to collect amounts from other Group companies related to share-based payment plans involving Telefónica, S.A. shares offered by subsidiaries to their employees maturing in 2012, 2013 and 2014 (see Note 19.3).

(9)	FINANCIAL INVESTMENTS

9.1.	The breakdown of “Financial investments” at December 31, 2011 and 2010 is as follows:

2011	ASSETS AT FAIR VALUE							ASSETS AT AMORTIZED COST				TOTAL CARRYING AMOUNT	TOTAL FAIR VALUE
					Measurement hierarchy
(Millions of euros)	Available-for- sale financial assets	Financial assets held for trading	Hedges	Subtotal assets at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on observable market data	Loans and receivables	Other financial assets	Subtotal assets at amortized cost	Subtotal liabilities at fair value
Non-current financial investments	556	1,574	2,544	4,674	556	4,118	—	37	17	54	54	4,728	4,728

Equity instruments	556	—	—	556	556	—	—	—	—	—	—	556	556
Derivatives (Note 16)	—	1,574	2,544	4,118	—	4,118	—	—	—	—	—	4,118	4,118
Loans to third parties and other financial assets	—	—	—	—	—	—	—	37	17	54	54	54	54

Current financial investments	—	159	189	348	—	348	—	46	—	46	46	394	394

Loans to third parties	—	—	—	—	—	—	—	46	—	46	46	46	46
Derivatives (Note 16)	—	159	189	348	—	348	—	—	—	—	—	348	348

Total financial investments	556	1,733	2,733	5,022	556	4,466	—	83	17	100	100	5,122	5,122

2010	ASSETS AT FAIR VALUE							ASSETS AT AMORTIZED COST				TOTAL CARRYING AMOUNT	TOTAL FAIR VALUE
					Measurement hierarchy
(Millions of euros)	Available-for- sale financial assets	Financial assets held for trading	Hedges	Subtotal assets at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on observable market data	Loans and receivables	Other financial assets	Subtotal assets at amortized cost	Subtotal liabilities at fair value
Non-current financial investments	473	936	1,550	2,959	473	2,486	—	36	13	49	49	3,008	3,008

Equity instruments	473	—	—	473	473	—	—	—	—	—	—	473	473
Derivatives (Note 16)	—	936	1,550	2,486	—	2,486	—	—	—	—	—	2,486	2,486
Loans to third parties and other financial assets	—	—	—	—	—	—	—	36	13	49	49	49	49

Current financial investments	—	170	190	360	—	360	—	29	25	54	54	414	414

Loans to third parties	—	—	—	—	—	—	—	29	25	54	54	54	54
Derivatives (Note 16)	—	170	190	360	—	360	—	—	—	—	—	360	360

Total financial investments	473	1,106	1,740	3,319	473	2,846	—	65	38	103	103	3,422	3,422

Derivatives are measured using the valuation techniques and models normally used in the market, based on money-market curves and volatility prices available in the market.

The calculation of the fair values of the Company’s financial debt instruments required an estimate for each currency of a credit spread curve using the prices of the Company’s bonds and credit derivatives.

9.2	Held-for-trading financial assets and hedges.

These two categories include the fair value of outstanding derivate financial instruments at December 31, 2011 and 2010 (see Note 16).

9.3	Available-for-sale financial assets.

This category mainly includes the fair value of investments in listed companies (equity instruments). The movement of items composing this category at December 31, 2011 and 2010 are as follows:

December 31, 2011
(Millions of euros)	Opening balance	Additions	Disposals	Other movements	Fair value adjustments	Closing balance
Banco Bilbao Vizcaya Argentaria, S.A.	418	—	—	(11)	(80)	327
Portugal Telecom, S.G.P.S., S.A.	—	—	(10)	235	(32)	193
Other companies	55	—	(1)	—	(18)	36

Total	473	—	(11)	224	(130)	556

December 31, 2010
(Millions of euros)	Opening balance	Additions	Fair value adjustments	Closing balance
Banco Bilbao Vizcaya Argentaria, S.A.	468	49	(99)	418
Amper, S.A.	11	—	(6)	5
Zon Multimedia Serviços de Telecomunicaçoes e Multimedia, SGPS, S.A.	65	—	(15)	50

Total	544	49	(120)	473

In view of the ongoing drop in the price of Portugal Telecom, SGPS, S.A. shares, in October 2011 the Company reclassified the carrying amount of its stake in that investee from “Non-current assets held for sale” to “Available-for-sale financial assets” (see Note 8). Consequently, since that month, changes in the market value of these shares have been reflected under equity (32 million euros, net of the tax effect). In December 2011, the Company sold 1.9 million shares, reflected under “Disposals” in the table of movements.

In 2011, Telefónica, S.A. adjusted the cost of its investment in Banco Bilbao Vizcaya Argentaria, S.A. by 80 million euros, in order to bring the cost per share in line with the fair value. This adjustment was taken directly to the income statement, under “Gain (loss) on available-for-sale financial assets recognized in the period”, with no impact on the statement of recognized income and expenses.

The amount shown under “Additions” in 2010 reflected the capital increase performed on November 30, 2010, in which Telefónica, S.A. acquired 7,359,889 new shares in the investee.

In 2010, Telefónica, S.A. transferred the stake in Banco Bilbao Vizcaya Argentaria, S.A. of 191 million euros and in Zon Multimedia Serviços de Telecomunicaçoes e Multimedia, S.G.P.S., S.A. of 52 million euros from equity to net financial expense. These transfers were recognized in “Gain (loss) on available-for-sale financial assets recognized in the period”.

At December 31, 2011 Telefónica, S.A.’s investment in Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), held since 2000, represents 0.90% of that company’s share capital.

9.4	Other financial assets and loans to third parties

The breakdown of investments included in this category at December 31, 2011 and 2010 is as follows:

(Millions of euros)	2011	2010
Other non-current financial assets
Loans to third parties	37	36
Prepayments	2	1
Guarantees given	15	12
Other current financial assets:
Loans to third parties	46	29
Guarantees given	—	25

Total	100	103

9.4.1 Loans to third parties

Non-current loans to third parties includes the cost of the financial instrument arranged in 2011 to partially cover share-based payment schemes involving Telefónica, S.A. shares (Manager and Senior Executive Options Remuneration Plan—Performance & Investment Plan (PIP)) for 37 million euros (see Note 19.3).

The value of the financial instrument arranged in 2010 partly to cover the fourth phase of share-based payment schemes involving Telefónica, S.A. shares, which in 2010 was recorded as non-current, was reclassified to current at December 31, 2011 owing to its falling due in June 2012 (36 million euros).

9.4.2 Guarantees given

Non-current loans to third parties primarily includes guarantees received from tenants of buildings owned by Telefónica, S.A., to be returned in a period of over 12 months.

In 2010 non-current loans to third parties included the remaining guarantee deposit provided to Ipse 2000 S.p.A., for 25 million euros. This amount was released and collected by the Company in 2011 (see Note 20.c).

(10)	TRADE AND OTHER RECEIVABLES

The breakdown of “Trade and other receivables” at December 31, 2011 and 2010 is as follows:

(Millions of euros)	2011	2010
Trade receivables	24	39
Trade receivables from Group companies and associates	453	388
Other receivables	21	20
Employee benefits payable	2	2
Tax receivables (Note 17)	198	125

Total	698	574

“Trade receivables from Group companies and associates” mainly includes amounts receivable from subsidiaries for the impact of the rights to use the Telefónica brand and the monthly office rental fees (see Note 7).

“Trade receivables” and “Trade receivables from Group companies and associates” include balances in foreign currency equivalent to 134 million euros (91 million euros at year end 2010). In December 2011, there were receivables in US dollars equivalent to 104 million euros and Czech crowns equivalent to 30 million euros. In December 2011, there were receivables in US dollars equivalent to 57 million euros and Czech crowns equivalent to 34 million euros.

These balances gave rise to exchange losses in the income statement of approximately 8 million euros in 2011 (9 million euros of exchange gains in 2010).

(11)	EQUITY

11.1 Capital and reserves

a) Share capital

At December 31, 2011, Telefónica, S.A.’s share capital amounted to 4,563,996,485 euros and consisted of 4,563,996,485 fully paid ordinary shares of a single series, per value of 1 euro, all recorded by the book-entry system and traded on the Spanish electronic trading system (“Continuous Market”), where they form part of the Ibex 35 Index, on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and listed on the New York, London, Buenos Aires and Lima Stock Exchanges.

With respect to authorizations given regarding share capital, on May 18, 2011, authorization was given at the Annual Shareholders’ Meeting of Telefónica, S.A. for the Board of Directors, at its discretion and in accordance with the Company’s needs, to increase the Company’s capital, at one or several times, within a maximum period of five years from that date, under the terms of Article 297.1.b) of the Spanish Enterprise Law up to a maximum increase of 2,281,998,242.50 euros, equivalent to half of Telefónica, S.A.’s share capital at that date, by issuing and placing new shares, be they ordinary, preference, redeemable, non-voting or of any other type permitted by the Law, with a fixed or variable premium, and, in all cases, in exchange for cash, and expressly considering the possibility that the new shares may not be fully subscribed. The Board of Directors was also empowered to exclude, partially or fully, pre-emptive subscription rights under the terms of Article 506 of the Spanish Enterprises Act.

In addition, at the June 2, 2010 Shareholders’ Meeting, authorization was given for the Board of Directors to issue fixed-income securities and preferred shares at one or several times within a maximum period of five years from that date. These securities may be in the form of debentures, bonds, promissory notes or any other kind of fixed-income security, plain or, in the case of debentures and bonds, convertible into shares of the Company and/or exchangeable for shares of any of the Group companies. They may also be preferred shares. The total maximum amount of the securities issued agreed under this authorization is 25,000 million euros or the equivalent in another currency. For promissory notes, the outstanding balance of promissory notes issued under this authorization will be calculated for purposes of the aforementioned limit. As at December 31, 2011, the Board of Directors had exercised these powers, approving two programs for the issuance of corporate promissory notes in 2011 and 2012.

In addition, on June 2, 2010, shareholders voted to authorize the acquisition by the Board of Directors of treasury shares, up to the limits and pursuant to the terms and conditions established at the Shareholders’ Meeting, within a maximum period of five years from that date. However, it specified that in no circumstances could the par value of the shares acquired, added to that of the treasury shares already held by Telefónica, S.A. and by any of its subsidiaries, exceed the maximum legal percentage at any time (currently 10% of Telefónica, S.A.’s share capital).

At December 31, 2011 and 2010, Telefónica, S.A. held the following treasury shares:

	Number of shares	Euros per share		Market value (1)%
		Acquisition price	Trading price
Treasury shares at 12/31/11	84,209,363	15.68	13.39	1,127	1.84508%

(1) Millions of euros

	Number of shares	Euros per share		Market value (1)%
		Acquisition price	Trading price
Treasury shares at 12/31/10	55,188,046	17.01	16.97	937	1.20920%

(1) Millions of euros

The movement in treasury shares of Telefónica, S.A. in 2010 and 2011 is as follows:

Number of shares
Treasury shares at 12/31/09	6,329,530

Acquisitions	52,650,000
Disposals	(827,047)
Delivery PSP Phase II (Note 19.3)	(2,964,437)

Treasury shares at 12/31/10	55,188,046

Acquisitions	55,979,952
Disposals	(24,058,446)
Delivery PSP Phase III (Note 19.3)	(2,900,189)

Treasury shares at 12/31/11	84,209,363

Furthermore, at December 31, 2011, one Telefónica, S.A. share is held by Telefónica Móviles Argentina, S.A. (16,896 treasury shares held by Telefónica Móviles Argentina, S.A. at December 31, 2010).

The amount paid to acquire treasury shares in 2011 and 2010 was 822 million euros and 897 million euros, respectively.

On June 30, 2011 and July 4, 2011, following the end of the third phase of the Performance Share Plan (PSP) (see Note 19.3), a total of 2,446,104 treasury shares were added, corresponding to two financial instruments arranged by the Company to meet its obligations to deliver treasury shares to managers and executives. The gross number of shares linked to the Plan amounted to 4,166,304 shares, with a net 2,900,189 shares finally delivered (32.6 million euros).

On June 30, 2010, subsequent to the maturing of the second phase of the Performance Share Plan (PSP) (see Note 19.3) a total of 2,964,437 treasury shares were delivered at a price of 16.93 euros per share (50.1 million euros).

Expanding on the existing strategic alliance, on January 23, 2011, Telefónica, S.A. and China Unicom (Hong Kong) Limited (“China Unicom”) signed an extension to their Strategic Partnership Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. In 2011, Telefónica acquired through its subsidiary Telefónica Internacional, S.A.U. 2011 282,063,000 shares of China Unicom amounted to 358 millons euros. In recognition of China Unicom’s stake in Telefónica, approval was given at Telefónica’s General Shareholders’ Meeting held on May 18, 2011 for the appointment of a board member named by China Unicom.

Treasury shares sold in 2011 and 2010 amounted to 445 million euros and 14 million euros, respectively. The sales for 2011 included 371 million euros in respect of the Strategic Partnership Agreement with China Unicom, referred to above.

At the date of authorization for issue of these financial statements, Telefónica held 234 million call options on treasury shares subject to physical settlement (190 million and 160 million options on treasury shares at December 31, 2011 and 2010, respectively).

The Company also holds a derivative on approximately 26 million Telefónica shares, subject to net settlement, recognized under “Derivative financial liabilities” (current) on the balance sheet.

b) Legal reserve

According to the text of the Spanish Enterprise Law, companies must transfer 10% of profit for the year to a legal reserve until this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital by the amount exceeding 10% of the increased share capital amount. Except for this purpose, until the legal reserve exceeds the limit of 20% of share capital, it can only be used to offset losses, if there are no other reserves available. At December 31, 2011, the Company had duly set aside this reserve.

c) Other reserves

“Other reserves” includes:

•

The “Revaluation reserve” which arose as a result of the revaluation made pursuant to Royal Decree-Law 7/1996 dated June 7. The revaluation reserve may be used, free of tax, to offset any losses incurred in the future and to increase capital. From January 1, 2007, it may be allocated to unrestricted reserves, provided that the capital gain has been realized. The capital gain will be deemed to have been realized in respect of the portion on which the depreciation has been recorded for accounting purposes or when the revalued assets have been transferred or derecognized. In this respect, at the end of 2011, an amount of 15 million euros corresponding to revaluations reserves subsequently considered unrestricted has been reclassified to “Other reserves.” In 2010, an amount of 16 million euros was reclassified in this connection. The balance of this reserve at December 31, 2011 and 2010 was 126 million and 141 million euros, respectively.

•	Reserve for cancelled share capital:

In accordance with Article 335.c) of the Spanish Enterprise Law and to render null and void the right of opposition provided for in Article 334 of the same Law, whenever the Company decreases capital it records a reserve for cancelled share capital for an amount equal to the par value of the cancelled shares, which can only be used if the same requirements as those applicable to the reduction of share capital are met. The cumulative amount of the reserve for cancelled share capital at December 31, 2011 and 2010 was 498 million euros.

•

Pursuant to the provisions of Royal Decree 1514/2007, since 2008, after the distribution of profits for each year, the Company sets aside a non-distributable reserve of 1.7 million euros for goodwill amortization. The balance of this reserve at December 31, 2011 was 5 million euros. The proposed appropriation of 2011 profit (see Note 3) includes an allocation of 1.7 million euros to this restricted reserve.

•	In addition to the restricted reserves explained above, “Other reserves” includes unrestricted reserves from gains obtained by the Company in prior years.

•

On September 27, 2010, subsequent to the merger approved by the competent company organs, the merger between Telefónica, S.A. and Brasilcel, N.V. was recognized, and inscribed thereafter on December 21, 2010 in the Madrid Mercantile Registry. This merger generated a distributable reserve of 3,602 million euros, reduced by 49 million euros corresponding to the dividends of Brasilcel, N.V. (see Note 2.b).

d) Dividends

Dividends paid in 2011

At its meeting of April 12, 2011, Telefónica, S.A.’s Board of Directors resolved to pay an interim dividend against 2010 profit of a fixed gross 0.75 euros per outstanding share carrying dividend rights. This dividend was paid in full on May 6, 2011. The total amount paid was 3,394 million euros.

In addition, approval was given at the General Shareholders’ Meeting on May 18, 2011 to pay a gross 0.77 dividend per share outstanding carrying dividend rights with a charge to unrestricted reserves. This dividend was paid in full on November 7, 2011, and the total amount paid was 3,458 million euros.

Dividends paid in 2010

At its meeting of April 28, 2010, Telefónica, S.A.’s Board of Directors resolved to pay an interim dividend against 2010 profit of a fixed gross 0.65 euros per outstanding share carrying dividend rights. This dividend was paid in full on May 11, 2010, and the total amount paid was 2,938 million euros.

In addition, approval was given at the General Shareholders’ Meeting on June 2nd, 2010 to pay a gross 0.65 dividend per share outstanding carrying dividend rights with a charge to unrestricted reserves. This dividend was paid in full on November 8, 2010, and the total amount paid was 2,934 million euros.

11.2	Unrealized gains (losses) reserve

The movements in the items composing “Unrealized gains (losses) reserve” in 2011 and 2010 are as follows:

(Millions of euros) 2011	Opening balance	Valuation at market value	Tax effect of additions	Amounts transferred to income statement	Tax effect of transfers	Closing balance
Available-for-sale financial assets (Note 9.3)	(5)	(50)	15	—	—	(40)
Cash flow hedges (Note 16)	(145)	(824)	247	210	(63)	(575)
Total	(150)	(874)	262	210	(63)	(615)

(Millions of euros) 2010	Opening balance	Valuation at market value	Tax effect of additions	Amounts transferred to income statement	Tax effect of transfers	Closing balance
Available-for-sale financial assets (Note 9.3)	(91)	(120)	36	243	(73)	(5)
Cash flow hedges (Note 16)	(236)	57	(17)	73	(22)	(145)
Total	(327)	(63)	19	316	(95)	(150)

(12)	FINANCIAL LIABILITIES

The breakdown of “Financial liabilities” at December 31, 2011 and 2010 is as follows:

2011	LIABILITIES AT FAIR VALUE
				Measurement hierarchy			LIABILITIES AT AMORTIZED COST		TOTAL CARRYING AMOUNT	TOTAL FAIR VALUE
(Millions of euros)	Financial liabilities held for trading	Hedges	Subtotal financial liabilities at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on other directly observable market data	Trade and other payables	Subtotal liabilities at fair value
Non-current financial liabilities	1,123	910	2,033	—	2,033	—	44,687	41,038	46,720	43,071
Payable to Group companies and associates	—	—	—	—	—	—	35,381	33,465	35,381	33,465
Bank borrowings	—	—	—	—	—	—	9,046	7,374	9,046	7,374
Bonds and other marketable debt securities	—	—	—	—	—	—	170	109	170	109
Derivatives (Note 16)	1,123	910	2,033	—	2,033	—	—	—	2,033	2,033
Other financial liabilities	—	—	—	—	—	—	90	90	90	90

Current financial liabilities	183	21	204	—	204	—	17,969	17,078	18,173	17,282

Payable to Group companies and associates	—	—	—	—	—	—	17,140	16,270	17,140	16,270
Bank borrowings	—	—	—	—	—	—	742	721	742	721
Bonds and other marketable debt securities	—	—	—	—	—	—	87	87	87	87
Derivatives (Note 16)	183	21	204	—	204	—	—	—	204	204
Other financial liabilities	—	—	—	—	—	—	—	—	—	—

Total financial liabilities	1,306	931	2,237	—	2,237	—	62,656	58,116	64,893	60,353

2010	LIABILITIES AT FAIR VALUE						LIABILITIES AT
				Measurement hierarchy			AMORTIZED COST		TOTAL CARRYING AMOUNT	TOTAL FAIR VALUE
(Millions of euros)	Financial liabilities held for trading	Hedges	Subtotal financial liabilities at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on other directly observable market data	Trade and other payables	Subtotal liabilities at fair value
Non-current financial liabilities	630	401	1,031	—	1,031	—	41,842	41,539	42,873	42,570
Payable to Group companies and associates	—	—	—	—	—	—	34,864	34,969	34,864	34,969
Bank borrowings	—	—	—	—	—	—	6,822	6,446	6,822	6,446
Bonds and other marketable debt securities	—	—	—	—	—	—	148	116	148	116
Derivatives (Note 16)	630	401	1,031	—	1,031	—	—	—	1,031	1,031
Other financial liabilities	—	—	—	—	—	—	8	8	8	8

Current financial liabilities	109	66	175	—	175	—	17,289	18,128	17,464	18,303

Payable to Group companies and associates	—	—	—	—	—	—	16,009	16,866	16,009	16,866
Bank borrowings	—	—	—	—	—	—	1,176	1,157	1,176	1,157
Bonds and other marketable debt securities	—	—	—	—	—	—	104	105	104	105
Derivatives (Note 16)	109	66	175	—	175	—	—	—	175	175
Other financial liabilities	—	—	—	—	—	—	—	—	—	—

Total financial liabilities	739	467	1,206	—	1,206	—	59,131	59,667	60,337	60,873

Derivatives are measured using the valuation techniques and models normally used in the market, based on money-market curves and volatility prices available in the market.

The calculation of the fair values of the Company’s financial debt instruments required an estimate for each currency of a credit spread curve using the prices of the Company’s bonds and credit derivatives.

(13)	BONDS AND OTHER MARKETABLE DEBT SECURITIES

13.1	The balances and movements in issues of debentures, bonds and commercial paper at December 31, 2011 and 2010 are as follows:

(Millions of euros) 2011	Non-convertible debentures and bonds	Other marketable debt securities	Total
Opening balance	148	104	252
Additions	—	44	44
Depreciation and amortization	—	(62)	(62)
Revaluation and other movements	22	1	23

Closing balance	170	87	257

Details of maturities:
Non-current	170	—	170
Current	—	87	87

(Millions of euros) 2010	Non-convertible debentures and bonds	Other marketable debt securities	Total
Opening balance	159	368	527
Depreciation and amortization	(19)	(272)	(291)
Revaluation and other movements	8	8	16

Closing balance	148	104	252

Details of maturities:
Non-current	148	—	148
Current	—	104	104

Maturities of the nominal amounts of debenture and bond issues at December 31, 2011 and 2010 are as follows:

2011				Maturity
Name	Interest rate	% interest rate		2012	2013	2014	2015	2016	Subsequent years	TOTAL
DEBENTURES AND BONDS:
JULY 99	ZERO COUPON (**)	6.39%		—	—	—	—	—	64	64
MARCH 00	FLOATING	3.831	%(*)	—	—	—	50	—	—	50

Total issues				—	—	—	50	—	64	114

2010				Maturity
Name	Interest rate	% interest rate		2011	2012	2013	2014	2015	Subsequent years	TOTAL
DEBENTURES AND BONDS:
JULY 99	ZERO COUPON (**)	6.39%		—	—	—	—	—	61	61
MARCH 00	FLOATING	3.994	%(*)	—	—	—	—	50	—	50

Total issues				—	—	—	—	50	61	111

(*)	The applicable interest rate (floating, set annually) is the sterling 10-year swap rate multiplied by 1.0225.
(**)	Issues of zero-coupon debentures and bonds are shown in the table above at amortized cost.

13.2	The detail of the maturities and redemption values of zero-coupon debentures and bonds at December 31, 2011 and 2010 is as follows:

Issue	Redemption date	Redemption rate	Redemption value
DEBENTURES AND BONDS:
JULY 99	07/21/2029	637.639%	191

Total			191

The remaining debentures and bonds have been measured at amortized cost at the year end.

13.3	At December 31, 2011, Telefónica, S.A. had a corporate promissory note program registered with the CNMV, with the following features:

Amount (millions of euros)	Placement system	Nominal amount of the Promissory notes	Terms of the Promissory notes	Placement
500 million; can be increased to 2,000 million	Auctions	1,000 euros	1, 2, 3, 6, 12, 18 and 25 months	Competitive auctions at least once a month
	Tailored	100,000 euros	Between 7 and 750 days	Specific transactions

At December 31, 2011 the outstanding balance on this promissory note program was 87 million euros (42 million euros in 2010).

13.4

The average interest rate during 2011 on debentures and bonds outstanding during the year was 4.74% (5.68% in 2010) and the average interest rate on corporate promissory notes was 1.88% (0.685% in 2010).

(14)	INTEREST-BEARING DEBT AND DERIVATIVES

14.1	The balances at December 31, 2011 and 2010 are as follows:

	December 31, 2011
Item (millions of euros)	Current	Non-current	Total
Loans with financial entities	742	9,046	9,788
Derivative financial liabilities (Note 16)	204	2,033	2,237

Total	946	11,079	12,025

	December 31, 2010
Item (millions of euros)	Current	Non-current	Total
Loans with financial entities	1,176	6,822	7,998
Derivative financial liabilities (Note 16)	175	1,031	1,206

Total	1,351	7,853	9,204

14.2	The nominal values of the main interest-bearing debts at December 31, 2011 and 2010 are as follows:

	December 31, 2011
Description	Value date	Maturity date	Currency	Limit at 12/31/11	Balance (million currency)	Balance (million euros)
€8bn syndicated loan	07/28/10	07/28/16	EUR	8,000	8,000	8,000
Syndicated loan savings banks	04/21/06	04/21/17	EUR	700	700	700
ECAS/EKN loan	02/12/10	11/30/19	USD	472	335	259

	December 31, 2010
Description	Value date	Maturity date	Currency	Limit at 12/31/10	Balance (million currency)	Balance (million euros)
€8bn syndicated loan	07/28/10	07/28/15	EUR	8,000	6,000	6,000
Syndicated loan savings banks	04/21/06	04/21/17	EUR	700	700	700
€6bn syndicated loan	06/28/05	06/28/11	EUR	650	300	300

14.3	Maturities of balances at December 31, 2011 and 2010 are as follows:

	December 31, 2011
Item (millions of euros)	Maturity						Closing balance
	2012	2013	2014	2015	2016	Subsequent years
Loans with financial entities	742	930	1,836	2,989	2,245	1,046	9,788
Derivative financial liabilities (Note 16)	204	61	106	287	192	1,387	2,237

Total	946	991	1,942	3,276	2,437	2,433	12,025

	December 31, 2010
Item (millions of euros)	Maturity						Closing balance
	2011	2012	2013	2014	2015	Subsequent years
Loans with financial entities	1,176	35	2,967	5	2,979	836	7,998
Derivative financial liabilities (Note 16)	175	103	69	95	214	550	1,206

Total	1,351	138	3,036	100	3,193	1,386	9,204

14.4

On June 28, 2010, Telefónica, S.A. obtained a syndicated line of credit with a group of national and international banks for up to a maximum of 8,000 million euros. The line of credit has two tranches: the first for up to 5,000 million euros and a term of three years, and the second for up to 3,000 million euros, structured as a revolving credit facility with a five-year term. On May 12, 2011 Telefónica, S.A. signed an amendment whereby it was agreed that of the 5,000 million euros that would initially mature in July 2013, 2,000 million euros would be extended for another year, i.e. until July 2014, and another 2,000 million for a further three years, i.e. until July 2016. At December 31, 2011 the outstanding balance drawn down on this line of credit amounted to 8,000 million euros (6,000 million euros at December 31, 2010).

On May 3, 2011, Telefónica, S.A. entered into a long-term line of credit facility for an aggregate amount of 376 million US dollars at a fixed rate with the guarantee of the Finnish Export Credits Guarantee Board (Finnvera). This line of credit is structured into four tranches: a tranche of 94 US dollars maturing on January 30, 2020, another of 90 million US dollars maturing on July 30, 2020, a third of 94 million US dollars maturing on January 30, 2021, and a fourth of 98 million US dollars maturing on July 30, 2021. No amounts had been drawn down on this credit facility at December 31, 2011.

On February 12, 2010, Telefónica, S.A. signed a long-term line of credit of 472 million US dollars at a fixed rate and guaranteed by the Swedish Export Credits Guarantee Board (EKN). This credit facility is divided into three tranches: a tranche of 232 US dollars maturing on November 30, 2018, another of 164 million US dollars maturing on April 30, 2019, and a third of 76 million US dollars maturing on November 30, 2019. During the year, it repaid 218 million US dollars of the first tranche and 154 million US dollars of the second, although since this facility has a repayment schedule at December 31, 2011, the outstanding balance amounted to 335 million US dollars (equivalent to 259 million euros).

On April 21, 2006, Telefónica S.A. arranged a 700 million euro syndicated loan, denominated in euros and bearing interest linked to Euribor. In 2011 and 2010, there were no movements in this loan, which will be repaid in two equal installments, in April 2015 and 2017, respectively.

On June 28, 2011, the syndicated loan facility arranged by Telefónica, S.A. on June 28, 2005 for 6,000 million euros matured as scheduled. The outstanding balance prior to maturity was 300 million euros.

In addition, Telefónica signed three equity swap contracts with different financial entities in June 2010. These swaps are based on the share price of Portugal Telecom and are settled net, thereby obtaining the same economic returns. The amount received from these contracts is 541 million euros, recognized as current interest-bearing debts. These contracts were partially cancelled in 2011 through the sale of 33 million shares. The remaining outstanding balance stands at 155 million euros.

14.5	Average interest on loans and borrowings

The average interest rate in 2011 on loans and borrowings denominated in euros was 2.376% and on foreign-currency loans and receivables it was 3.354%.

The average interest rate in 2010 on loans and borrowings denominated in euros was 1.17% and on foreign-currency loans and receivables it was 3.86%.

14.6	Unused credit facilities

The balances of “Loans and borrowings” relate only to amounts drawn down.

At 31 December 2011 and 2010, Telefónica had undrawn credit facilities amounting to 6,764 million and 8,670 million euros, respectively.

Financing arranged by Telefónica, S.A. at December 31, 2011 and 2010 is not subject to compliance with any financial covenants.

(15)	PAYABLE TO GROUP COMPANIES AND ASSOCIATES

15.1	The breakdown at December 31, 2011 and 2010 is as follows:

December 31, 2011
(Millions of euros)	Non-current	Current	Total
Loans	34,855	16,993	51,848
Trade payables to Group companies and associates	—	129	129
Derivatives (Note 16)	—	14	14
Payable to subsidiaries due to taxation on a consolidated basis	526	4	530

Total	35,381	17,140	52,521

December 31, 2010
(Millions of euros)	Non-current	Current	Total
Loans	34,520	15,800	50,320
Trade payables to Group companies and associates	—	132	132
Derivatives (Note 16)	6	20	26
Payable to subsidiaries due to taxation on a consolidated basis	338	57	395

Total	34,864	16,009	50,873

The maturity of these loans at the 2011 and 2010 year ends is as follows:

December 31, 2011
Company (millions of euros)	2012	2013	2014	2015	2016	2017 and subsequent years	Final balance, current and non-current
Telefónica Emisiones, S.A.U.	1,343	3,445	4,370	3,504	6,315	13,101	32,078
Telefónica Europe, B.V.	6,478	1,957	14	—	—	1,599	10,048
Telfisa Global, B.V.	2,332	—	—	—	—	—	2,332
Telefónica Finanzas, S.A.U.	6,830	—	—	476	74	—	7,380
Others	10	—	—	—	—	—	10

Total	16,993	5,402	4,384	3,980	6,389	14,700	51,848

December 31, 2010
Company (millions of euros)	2011	2012	2013	2014	2015	2016 and subsequent years	Final balance, current and non-current
Telefónica Emisiones, S.A.U.	3,713	634	3,452	4,395	3,428	13,802	29,424
Telefónica Europe, B.V.	1,804	4,708	1,996	—	—	1,555	10,063
Telfisa Global, B.V.	1,812	—	—	—	—	—	1,812
Telefónica Finanzas, S.A.U.	8,461	—	—	—	475	75	9,011
Others	10	—	—	—	—	—	10

Total	15,800	5,342	5,448	4,395	3,903	15,432	50,320

The carrying amount of financing raised by Telefónica, S.A. through its subsidiary Telefónica Europe, B.V. at December 31, 2011 was 10,048 million euros (10,063 million euros at the 2010 year end). This financing entails a number of loans paying market rates of interest calculated on a Euribor plus spread basis. The average interest rate in 2011 was 3.52% ( 3.94% in 2010).

This financing mainly derives from the syndicated multicurrency loan arranged between Telefónica Europe, B.V. and a group of financial institutions for an amount of up to 18,500 million pounds sterling on October 31, 2005 to fund the acquisition of O2, Plc., which at December 14, 2006 was reduced to 7,000 million pounds sterling, while the maturity was extended from 2008 to 2013. At December 31, 2011, the balance outstanding on this loan was 2,965 million euros (2,945 million euros at 2010 year end).

The carrying amount of financing raised by Telefónica, S.A. through Telefónica Emisiones, S.A.U. at December 31, 2011 was 32,078 million euros (29,424 million euros in 2010). This financing is arranged as loans from these companies on the same terms as those of the issuance programs. The average interest rate in 2011 was 5.06% (5.06% in 2010). The financing arranged includes, as a related cost, the fees or premiums taken to the income statement for the period corresponding to the financing based on the corresponding effective interest rates. Telefónica Emisiones, S.A.U. raised financing in 2011 mainly by tapping the European and US capital markets, issuing the following bonds totaling 4,495 million euros (5,484 million euros in 2010):

Description	Issue date	Maturity date	Amount (nominal)	Currency of issue	Coupon
EMTN bonds	02-07-2011	02-07-2017	1,200,000,000	EUR	4.750%
	03-21-2011	02-07-2017	100,000,000	EUR	4.750%
	11-03-2011	02-03-2016	1,000,000,000	EUR	4.967%
	11-04-2011	11-04-2016	7,000,000,000	JPY	2.8247%

SHELF bond	02-16-2011	02-16-2016	1,250,000,000	USD	3.992%
	02-16-2011	02-16-2021	1,500,000,000	USD	5.462%

Part of the amount owed by Telefónica, S.A. to Telefónica Emisiones, S.A.U. and to Telefónica Europe, B.V. includes restatements to amortized cost at December 31, 2011 and 2010 as a result of fair value interest rate and exchange rate hedges.

Meanwhile, at December 31, 2011, Telefónica, S.A. had raised financing from Telefónica Finanzas, S.A.U., in charge of the integrated cash management of the companies comprising the Telefónica Group in Spain, amounting to 7,380 million euros (9,011 million euros at December 31, 2010) in a series of loans bearing interest at market rates.

Telfisa Global, B.V. centralizes and handles cash management and flows for the Telefónica Group in Latin America, the United States and Europe. The balance payable to this subsidiary is formalized through several Deposit Agreements accruing interest at market rates and amounting to 2,332 million euros in 2011 and 1,812 million euros in 2010.

“Loans to Group companies” under current assets includes accrued interest receivable at December 31, 2011 amounting to 829 million euros (776 million euros in 2010).

15.2

The balance of “Payable to subsidiaries due to taxation on a consolidated basis” was 530 million euros and 395 million euros at December 31, 2011 and 2010, respectively. This basically includes payables to Group companies for their contribution of taxable income (tax losses) to the tax group headed by Telefónica, S.A. (see Note 17). The current- or non-current classification is based on the Company’s projection of maturities.

The main amounts are those relating to Telefónica Internacional, S.A.U. for 283 million euros (147 million euros in 2010), Telefónica Móviles España, S.A.U. for 130 million euros (128 million euros in 2010) and Telefónica de España, S.A.U. for 32 million euros (20 million euros in 2010).

(16) DERIVATIVE FINANCIAL INSTRUMENTS AND RISK MANAGEMENT POLICIES

a) Derivative financial instruments

During 2011, the Group continued to use derivatives to limit interest and exchange rate risk on otherwise unhedged positions, and to adapt its debt structure to market conditions.

At December 31, 2011, the total outstanding balance of derivatives transactions was 141,155 million euros (102,008 million euros at December 31, 2010), of which 119,772 million euros related to interest rate risk and 21,383 to foreign currency risk. In 2010 81,470 million euros related to interest rate risk and 20,538 million euros to foreign currency risk.

It should be noted that at December 31, 2011, Telefónica, S.A.was not a party to any transaction with financial institutions to hedge interest-rate risk for other Telefónica Group companies; however, it was a party to transactions worth 696 million euros to hedge exchange rate risk in behalf of other Group companies. In 2010, trades of this nature amounted to 38 million euros for interest rate risk and 987 million euros for exchange rate risk. These external trades are matched by intra-group hedges with identical terms and maturities between Telefónica, S.A. and Group companies, and therefore involve no risk for the Company. External derivatives not backed by identical intragroup transactions consist of hedges on net investment and future acquisitions that, by their nature, cannot be transferred to Group companies and/or transactions to hedge financing raised by Telefónica, S.A. as parent company of the Telefónica Group, which are transferred to Group subsidiaries in the form of financing rather than via derivative transactions.

The breakdown of Telefónica, S.A.’s interest-rate and exchange-rate derivatives at December 31, 2011, their notional amounts at year end and the expected maturity schedule is as follows:

2011
Type of risk	Value in	Telefónica receives		Telefónica pays
Millions of euros	Euros	Carrying	Currency	Carrying	Currency
Euro interest rate swaps	92,082

Fixed to fixed	2,078	2,078	EUR	2,078	EUR
Fixed to floating	21,812	21,812	EUR	21,812	EUR
Floating to fixed	63,977	63,977	EUR	63,977	EUR
Floating to floating	4,215	4,215	EUR	4,215	EUR

Foreign currency interest rate swaps	19,971

Fixed to floating
GBP/GBP	2,412	2,015	GBP	2,015	GBP
JPY/JPY	220	22,000	JPY	22,000	JPY
USD/USD	14,385	18,612	USD	18,612	USD
Floating to fixed
GBP/GBP	909	760	GBP	760	GBP
USD/USD	2,045	2,446	USD	2,446	USD

Exchange rate swaps	12,422

Fixed to fixed
EUR/BRL	331	318	EUR	804	BRL
EUR/CLP	131	112	EUR	87,800	CLP
EUR/CZK	606	631	EUR	15,641	CZK
Fixed to floating
MAD/EUR	88	1,000	MAD	88	EUR
JPY/EUR	95	15,000	JPY	95	EUR
Floating to fixed
EUR/MAD	90	90	EUR	1,000	MAD
Floating to floating
EUR/CZK	319	322	EUR	8,228	CZK
EUR/GBP	484	588	EUR	405	GBP
JPY/EUR	244	37,000	JPY	244	EUR
USD/EUR	10,034	13,482	USD	10,034	EUR

Forwards	6,820

ARS/USD	—	2	ARS	1	USD
CLP/EUR	147	101,490	CLP	147	EUR
CZK/EUR	5	125	CZK	5	EUR
EUR/BRL	18	17	EUR	44	BRL
EUR/CZK	556	567	EUR	14,335	CZK
EUR/GBP	941	933	EUR	786	GBP
EUR/MXN	2	2	EUR	35	MXN
EUR/USD	1,690	1,625	EUR	2,186	USD
GBP/EUR	2,447	2,094	GBP	2,447	EUR
GBP/USD	17	14	GBP	22	USD
USD/ARS	1	1	USD	6	ARS
USD/BRL	168	224	USD	408	BRL
USD/CLP	11	14	USD	7,183	CLP
USD/COP	1	1	USD	2,756	COP
USD/EUR	763	1,014	USD	763	EUR
USD/GBP	53	69	USD	44	GBP
USD/PEN	—	—	USD	1	PEN

Spot	1

MXN/EUR	1	17	MXN	1	EUR
USD/EUR	—	—	USD	—	EUR

Subtotal	131,296

(Millions of euros) Notional amounts of structured products with options	Value in euros	Notional	Currency
Interest rate options	7,719
Swaptions	850	850	EUR
Caps & Floors	6,869	6,869	EUR
USD	54	69	USD
EUR	4,900	4,900	EUR
GBP	1,915	2,293	GBP

Currency options	2,140

USD/EUR	2,140	2,769	USD

Subtotal	9,859

TOTAL	141,155

The breakdown by average maturity is as follows:

(Millions of euros) Hedged underlying item		Up to	From 1 to	From 3 to	Over
	Notional	1 year	3 years	5 years	5 years
With underlying instrument
Promissory notes	536	56	280	—	200
Loans	37,993	22,567	1,794	3,430	10,202
In national currency	33,911	21,447	1,400	2,950	8,114
In foreign currencies	4,082	1,120	394	480	2,088
Debentures and bonds	80,299	16,439	13,181	23,220	27,459
In national currency	34,446	7,014	7,951	9,145	10,336
In foreign currencies	45,853	9,425	5,230	14,075	17,123
Otros subyacentes*	22,327	8,979	5,343	2,499	5,506
Swaps	10,767	1,045	4,871	1,999	2,852
Swaptions	850	850	—	—	—
Currency options	2,140	283	138	160	1,559
Forwards	6,820	6,801	19	—	—
IRS	1,750	—	315	340	1,095

Total	141,155	48,041	20,598	29,149	43,367

*	Most of these transactions are related to economic hedges of investments, assets and liabilities of subsidiaries, and provisions for restructuring plans.

The breakdown of Telefónica, S.A.’s derivatives in 2010, their fair value at year end and the expected maturity schedule is as follows:

2010
Type of risk	Value in	Telefónica receives		Telefónica pays
Millions of euros	Euros	Carrying	Currency	Carrying	Currency
Euro interest rate swaps	56,424

Fixed to fixed	55	55	EUR	55	EUR
Fixed to floating	18,290	18,290	EUR	18,290	EUR
Floating to fixed	37,987	37,984	EUR	37,984	EUR
Floating to floating	92	92	EUR	92	EUR

Foreign currency interest rate swaps	17,325

Fixed to floating	14,261
GBP/GBP	1,801	1,550	GBP	1,550	GBP
JPY/JPY	138	15,000	JPY	15,000	JPY
USD/USD	12,322	16,465	USD	16,465	USD
Floating to fixed	3,064	—		—
GBP/GBP	1,098	945	GBP	945	GBP
USD/USD	1,966	2,628	USD	2,628	USD

Exchange rate swaps	11,122

Fixed to fixed	621
EUR/BRL	129	107	EUR	288	BRL
EUR/CLP	140	112	EUR	87,800	CLP
EUR/CZK	352	352	EUR	8,818	CZK
Fixed to floating	183
JPY/EUR	95	15,000	JPY	95	EUR
MAD/EUR	88	1,000	MAD	88	EUR
Floating to fixed	143
EUR/MAD	89	90	EUR	1,000	MAD
USD/ARS	54	90	USD	285	ARS
Floating to floating	10,175
EUR/CZK	328	322	EUR	8,228	CZK
EUR/GBP	1,098	1,373	EUR	945	GBP
JPY/EUR	178	30,000	JPY	178	EUR
USD/EUR	8,571	11,395	USD	8,570	EUR

Forwards	7,375

EUR/BRL	12	11	EUR	27	BRL
EUR/CZK	697	705	EUR	17,457	CZK
EUR/GBP	961	984	EUR	828	GBP
EUR/MXN	2	2	EUR	36	MXN
EUR/USD	1,576	1,571	EUR	2,106	USD
GBP/EUR	2,247	1,927	GBP	2,246	EUR
GBP/USD	26	23	GBP	35	USD
USD/BRL	144	185	USD	320	BRL
USD/CLP	—	1	USD	274	CLP
USD/COP	—	—	USD	246	COP
USD/EUR	818	1,094	USD	818	EUR
USD/GBP	70	94	USD	60	GBP
USD/MXN	548	727	USD	9,039	MXN
MXN/USD	274	4,519	MXN	366	USD

Spot	1

MXN/EUR	1	23	MXN	1	EUR

Subtotal	92,247

(Millions of euros) Notional amounts of structured products with options	Value in euros	Notional	Currency
Interest rate options Caps & Floors	7,721
USD	62	83	USD
EUR	5,800	5,800	EUR
GBP	1,859	1,600	GBP

Currency options	2,040

USD/EUR	2,040	2,725	USD

Subtotal	9,761

TOTAL	102,008

The breakdown by average maturity is as follows:

(Millions of euros) Hedged underlying item	Notional	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
With underlying instrument
Promissory notes	587	51	56	280	200
Loans	26,170	11,469	6,350	2,586	5,765
In national currency	23,485	11,394	5,177	2,400	4,514
In foreign currencies	2,685	75	1,173	186	1,251
Debentures and bonds MtM	55,231	10,662	5,423	11,195	27,951
In national currency	22,080	4,666	2,092	6,791	8,531
In foreign currencies	33,151	5,996	3,331	4,404	19,420
Without underlying*	20,020	8,795	3,212	3,685	4,328
Swaps	10,615	1,297	3,024	3,524	2,770
Spots	1	1	—	—	—
Currency options	2,040	183	138	161	1,558
Forwards	7,364	7,314	50	—	—
Total	102,008	30,977	15,041	17,746	38,244

*	Most of these transactions are related to economic hedges of investments, assets and liabilities of subsidiaries, and provisions for restructuring plans.

The debentures and bonds hedged relate to both those issued by Telefónica, S.A. and intragroup loans on the same terms as the issues of Telefónica Europe, B.V. and Telefónica Emisiones, S.A.U.

The fair value of Telefónica, S.A.’s derivatives portfolio with external counterparties at December 31, 2011 was equivalent to a net asset of 2,229 million euros (net asset of 1,626 million euros in 2010).

b) Risk management policy

Telefónica, S.A. is exposed to various financial market risks as a result of: (i) its ordinary business activity, (ii) debt incurred to finance its business, (iii) its investments in companies, and (iv) other financial instruments related to the above commitments.

The main market risks affecting Telefónica are as follows:

1.	Exchange rate risk

Foreign currency risk primarily arises in connection with: (i) Telefónica’s international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America, but also in the United Kingdom and the Czech Republic), and (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt.

2.	Interest rate risk

Interest rate risk arises primarily in connection with changes in interest rates affecting (i) financial expenses on floating rate debt (or short-term debt likely to be renewed), due to changes in interest rates and (ii) the value of liabilities at fixed interest rates.

3.	Share price risk

Share price risk arises primarily from changes in the value of the equity investments (that may be bought, sold or otherwise involved in transactions), from changes in the value of derivatives associated with such investments, from changes in the value of treasury shares and from equity derivatives.

Telefónica, S.A. is also exposed to liquidity risk if a mismatch arises between its financing needs (operating and financial expense, investment, debt redemptions and dividend commitments) and its sources of finance (revenues, divestments, credit lines from financial institutions and capital market operations). The cost of finance could also be affected by movements in the credit spreads (over benchmark rates) demanded by lenders.

Finally, Telefónica is exposed to country risk (which overlaps with market and liquidity risks). This refers to the possible decline in the value of assets, cash flows generated or cash flows returned to the parent company as a result of political, economic or social instability in the countries where Telefónica, S.A. operates, especially in Latin America.

Telefónica, S.A. actively manages these risks through the use of derivatives (primarily on exchange rates, interest rates and share prices) and by incurring debt in local currencies, where appropriate, with a view to stabilizing cash flows, the income statement and investments. In this way, Telefónica attempts to protect its solvency, facilitate financial planning and take advantage of investment opportunities.

Telefónica manages its exchange rate risk and interest rate risk in terms of net debt and net financial debt as calculated by them. Telefónica believes that these parameters are more appropriate to understanding its debt position. Net debt and net financial debt take into account the impact of the Group’s cash balance and cash equivalents including derivatives positions with a positive value linked to liabilities. Neither net debt nor net financial debt as calculated by Telefónica should be considered an alternative to gross financial debt (the sum of current and non-current interest-bearing debt) as a measure of liquidity.

Exchange rate risk

The fundamental objective of the exchange rate risk management policy is that, in event of depreciation in foreign currencies relative to the euro, any potential losses in the value of the cash flows generated by the businesses in such currencies, caused by depreciation in exchange rates of a foreign currency relative to the euro, are offset (to some extent) by savings from the reduction in the euro value of debt denominated in such currencies. The degree of exchange rate hedging employed varies depending on the type of investment.

At December 31, 2011, net debt in Latin American currencies was equivalent to approximately 7,953 million euros. However, the Latin American currencies in which this debt is denominated is not distributed in proportion to the cash flows generated in each currency. The future effectiveness of the strategy described above as a hedge of exchange rate risks therefore depends on which currencies depreciate relative to euro.

The Telefónica Group aims to protect itself against declines in Latin American currencies relative to the euro affecting asset values through the use of dollar-denominated debt, incurred either in Spain (where such debt is associated with an investment as long as it is considered to be an effective hedge) or in the country itself, where the market for local currency financing or hedges may be inadequate or non-existent.

Telefónica’s target is to preserve the same ratio of sterling-denominated net debt to OIBDA as the ratio of net debt to OIBDA for Telefónica as a whole so as to limit sensitivity to the sterling to euro and sterling to Czech crown exchange rates. This objective is similar to that described for the investment in the UK: the amount of Czech crown-denominated debt is proportional to the OIBDA of the “Telefónica Europa” business unit in the Czech Republic. Czech crown-denominated net debt at December 31, 2011 was 1.7 times OIBDA in Czech crown (1.6 times in 2010) on a consolidated basis and 2.55 times (2.3 times in 2010) on a proportional basis. Both were below the Telefónica Group’s net debt to OIBDA ratio in 2011.

The Telefónica Group also manages exchange rate risk by seeking to minimize the negative impact of any remaining exchange rate exposure on the income statement, regardless of whether there are open positions. Such open position exposure can arise for any of three reasons: (i) a thin market for local derivatives or difficulty in sourcing local currency finance which makes it impossible to arrange a low-cost hedge (as in Argentina and Venezuela), (ii) financing through intra-group loans, where the accounting treatment of exchange rate risk is different from that for financing through capital contributions, and (iii) as the result of a deliberate policy decision, to avoid the high cost of hedges that are not warranted by expectations or high risk of depreciation.

As Telefónica’s direct exposure is counterbalanced by the positions held in subsidiaries, the Company analyses its foreign currency risk exposure at the Group level. To illustrate the sensitivity of exchange gains or losses to variability in exchange rates, assuming the exchange rate position affecting the income statement at the end of 2011 were constant during 2012 and Latin American currencies depreciated against the dollar and the rest of the currencies against the euro by 10%, Telefónica estimates that consolidated exchange losses recorded for 2012 would be 111 million euros. For Telefónica, S.A., assuming only financing arranged with external counterparties, the same change would lead to a decrease in finance costs of 89 million euros. Nonetheless, Telefónica manages its exposure on a dynamic basis to mitigate their impact.

Interest rate risk

The Telefónica Group’s financial expenses are exposed to changes in interest rates. In 2011, the rates applied to the largest amount of short-term debt were mainly based on the Euribor, the Czech crown Pribor, the Brazilian SELIC, the dollar Libor and the Colombian UVR. Telefónica manages its interest rate risk by entering into derivative financial instruments, primarily swaps and interest-rate options.

Telefónica analyzes its exposure to changes in interest rates at the Telefónica Group level. The table illustrates the sensitivity of finance costs and the balance sheet to variability in interest rates at Group and Telefónica, S.A. level.

To calculate the sensitivity of the income statement, a 100 basis point rise in interest rates in all currencies in which there are financial positions at December 31, 2011 has been assumed, as well as a 100 basis point decrease in all currencies except the US dollar and pound sterling, in order to avoid negative rates. The constant position equivalent to that prevailing at the end of 2011 has also been assumed.

To calculate the sensitivity of equity to variability in interest rates, a 100 basis point increase in interest rates in all currencies and terms in which there are financial positions at December 31, 2011 was assumed, as well as a 100 basis point decrease in all currencies and terms. Cash flow hedge positions were also considered as they are, in the main, the only positions where changes in market value due to interest-rate fluctuations are recognized in equity.

	Impact on consolidated result (*)	Impact on Telefónica SA individual income statement (*)	Impact on consolidated equity	Impact on Telefónica SA individual equity
+100bp	(141)	(32)	779	779
-100bp	147	39	(849)	(849)

(*)	Impact on results of 100 bp change in all currencies, except the pound sterling and the dollar.

Share price risk

The Telefónica Group is exposed to changes in the value of equity investments that may be bought, sold or otherwise involved in transactions, from changes in the value of derivatives associated with such investments, from treasury shares and from equity derivatives.

According to the Telefónica, S.A. share option plan, Performance Share Plan (PSP) and the Performance & Investment Plan (PIP) (see Note 19), the shares to be delivered to employees under such plan may be either the parent company treasury shares, acquired by them or any of its Group companies; or newly issued shares. The possibility of delivering shares to beneficiaries of the plan in the future, in accordance with relative total shareholders’ return, implies a risk since there could be an obligation to hand over a maximum number of shares at the end of each phase, whose acquisition (in the event of acquisition in the market) in the future could imply a higher cash outflow than required on the start date of each phase if the share price is above the corresponding price on the phase start date. In the event that new shares are issued for delivery to the beneficiaries of the plan, there would be a dilutive effect for ordinary shareholders as a result of the higher number of shares delivered under such plan outstanding.

To reduce the risk associated with variations in share price under these plans, Telefónica has acquired financial instruments that replicate the risk profile of some of the shares deliverable under the plan as explained in Note 19.

During 2010, an incentive plan for Group employees to purchase Telefónica shares, approved at the Ordinary General Shareholders’ Meeting of 2009, was initiated. The cost of this plan will not exceed 50 million euros, as agreed in the aforementioned Ordinary General Shareholders’ Meeting (see Note 19 for further details).

In addition, the Group may use part of the treasury shares of Telefónica, S.A. held at December 31, 2011 to cover shares deliverable under the PSP or the PIP. The net asset value of the treasury shares could increase or decrease depending on variations in Telefónica, S.A.’s share price.

Liquidity risk

The Telefónica Group seeks to match the schedule for its debt maturity payments to its capacity to generate cash flows to meet these maturities, while allowing for some flexibility. In practice, this has been translated into two key principles:

1. The Telefónica Group’s average maturity of net financial debt is intended to stay above 6 years, or be restored above that threshold in a reasonable period of time if it eventually falls below it. This principle is considered as a guideline when managing debt and access to credit markets, but not a rigid requirement. When calculating the average maturity for the net financial debt and part of the undrawn credit lines can be considered as offsetting the shorter debt maturities, and extension options on some financing facilities may be considered as exercised, for calculation purposes.

2. The Telefónica Group must be able to pay all commitments over the next 12 months without accessing new borrowing or tapping the capital markets (although drawing upon firm credit lines arranged with banks), assuming budget projections are met.

Country risk

The Telefónica Group managed or mitigated country risk by pursuing two lines of action (in addition to its normal business practices):

1. Partly matching assets to liabilities (those not guaranteed by the parent company) in the Telefónica Group’s Latin American companies such that any potential asset impairment would be accompanied by a reduction in liabilities; and,

2. Repatriating funds generated in Latin America that are not required for the pursuit of new, profitable business development opportunities in the region.

Credit risk

As a general rule, the Telefónica Group trades in derivatives with creditworthy counterparties. Therefore, Telefónica, S.A. generally trades with credit entities whose “senior debt” ratings are of at least “A”. In Spain, where most of the Group’s derivatives portfolio is held, there are netting agreements with financial institutions, with debtor or creditor positions offset in case of bankruptcy, limiting the risk to the net position. In addition, since Lehman went bankrupt, the credit ratings of rating agencies has proved to be less effective as a credit risk management tool. Therefore, the 5-year CDS (Credit Default Swap) of credit institutions has been added. This way, the CDS of all the counterparties with which Telefónica S.A. operates is monitored at all times in order to assess the maximum allowable CDS for operating at any given time. Transactions are generally only carried out with counterparties whose CDS is below the threshold.

For other subsidiaries, particularly those in Latin America, given the stable sovereign rating provides a ceiling and is below A, trades are with local financial entities whose rating by local standards is considered to be of high creditworthiness.

Meanwhile, with credit risk arising from cash and cash equivalents, the Telefónica Group places its cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a general framework, revised annually. Counterparties are chosen according to criteria of liquidity, solvency and diversification based on the conditions of the market and countries where the Group operates. The general framework sets: (i) the maximum amounts to be invested by counterparty based on its rating (long-term debt rating); (ii) the maximum tenor of the investment, set at 180 days; and (iii) the instruments in which the surpluses may be invested (money-market instruments).

The Telefónica Group considers managing commercial credit risk as crucial to meeting its sustainable business and customer base growth targets in a manner that is consistent with its risk-management policy.

This is based on continuous monitoring of the risk assumed and the resources necessary to optimize the risk-reward ratio in its operations. Particular attention is given to those clients that could cause a material impact on the Group’s consolidated financial statements for which, depending on the segment and type of relation, hedging instruments or collateral may be required to mitigate exposure to credit risk.

All Group companies adopt policies, procedures, authorization guidelines, and homogeneous management practices, in consideration of the particularities of each market and best international practices, and incorporating this commercial credit risk management model into the Group’s decision making processes, both from a strategic and day to day operating perspective, which risk assessment guides the commercial offering available for the various credit profiles.

Telefónica’s maximum exposure to credit risk is initially represented by the carrying amounts of the assets (see Notes 8 and 9) and the guarantees given by Telefónica.

Telefónica, S.A. provides operating guarantees granted by external counterparties, which are offered during its normal commercial activity. At December 31, 2011, these guarantees amounted to approximately 239 million euros.

Capital management

Telefónica’s corporate finance department, which is in charge of Telefónica’s capital management, takes into consideration several factors when determining Telefónica’s capital structure, with the aim of ensuring sustainability of the business and maximizing the value to shareholders.

Telefónica monitors its cost of capital with a goal of optimizing its capital structure. In order to do this, Telefónica monitors the financial markets and updates to standard industry approaches for calculating weighted average cost of capital, or WACC. Telefónica also uses a net financial debt ratio below 2.35x OIBDA in the medium term (excluding items of a non-recurring or exceptional nature), enabling to obtain and maintain the desired credit rating over the medium term, and with which the Telefónica Group can match the potential cash flow generation with the alternative uses that could arise at all times.

These general principles are refined by other considerations and the application of specific variables, such as country risk in the broadest sense, or the volatility in cash flow generation, when determining the Telefónica Group’s financial structure.

Derivatives policy

Telefónica’s derivatives policy emphasizes the following points:

•	Derivatives based on a clearly identified underlying.

•	Matching of the underlying to one side of the derivative.

•	Matching the company contracting the derivative and the company that owns the underlying.

•	Ability to measure the derivative’s fair value using the valuation systems available to the Telefónica Group.

•	Sale of options only when there is an underlying exposure.

•	Hedge accounting

Hedges can be of three types:

•	Fair value hedges

•	Cash flow hedges, which can be set at any value of the risk to be hedged (primarily interest rate and foreign currency) or for a defined range through options.

•	Hedges of net investment in a foreign operation.

Hedges can comprise a combination of different derivatives. There is no reason to suppose management of accounting hedges will be static, with an unchanging hedging relationship lasting right through to maturity. Hedging relationships may change to allow appropriate management that serves our stated principles of stabilizing cash flows, stabilizing net financial income/expense and protecting our share capital. The designation of hedges may therefore be cancelled, before maturity, because of a change in the underlying, a change in perceived risk on the underlying or a change in market view. Derivatives included in these hedges may be reassigned to new hedges where they meet the effectiveness test and the new hedge is well documented. To gauge the efficiency of transactions defined as accounting hedges, we analyze the extent to which the changes in the fair value or in the cash flows attributable to the hedged item would offset the changes in fair value or cash flows attributable to the hedged risk using a linear regression model.

Risk management guidelines are issued by the Corporate Finance Department. This department may allow exceptions to this policy where these can be justified, normally when the market is too thin for the volume of transactions required or on clearly limited and small risks.

In 2011, the Company recognized a loss of 0.3 million euros for the ineffective part of cash flow hedges (3.8 million euros in 2010).

The breakdown of the Company’s derivatives with counterparties not belonging to the Telefónica Group at December 31, 2011 and December 31, 2010 by type of hedge, their fair value at year end and the expected maturity schedule is as follows:

	(Millions of euros)
	Fair value (**)	Notional amount MATURITIES (*)
2011 Derivatives		2012	2013	2014	Subsequent years	Total
Interest rate hedges	(58)	(1,536)	793	(824)	8,232	6,665
Cash flow hedges	880	(1,040)	1,189	(350)	10,992	10,791
Fair value hedges	(938)	(496)	(396)	(474)	(2,760)	(4,126)

Exchange rate hedges	(947)	194	239	—	6,482	6,915
Cash flow hedges	(947)	194	239	—	6,482	6,915
Fair value hedges	—	—	—	—	—	—

Interest and exchange rate hedges	(656)	(44)	1,154	72	2,099	3,281
Cash flow hedges	(656)	(44)	1,154	72	2,099	3,281
Fair value hedges	—	—	—	—	—	—

Hedge of net investment	(141)	(546)	(160)	(230)	(1,152)	(2,088)

Derivatives not designated as hedges	(427)	8,209	(441)	(194)	(1,576)	5,998
Interest rate	(234)	7,855	(579)	(144)	(2,404)	4,728
Exchange rate	(208)	445	138	(50)	828	1,361
Interest and exchange rate	15	(91)	—	—	—	(91)

(*)	For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**)	Positive amounts indicate payables.

2010 Derivatives	(Millions of euros)
	Fair value (**)	Notional amount MATURITIES (*)
		2011	2012	2013	Subsequent years	Total
Interest rate hedges	(353)	(5,998)	60	(2,084)	7,170	(852)
Cash flow hedges	267	(3,652)	556	(438)	8,487	4,953
Fair value hedges	(620)	(2,346)	(496)	(1,646)	(1,317)	(5,805)

Exchange rate hedges	(409)	854	112	577	4,323	5,866
Cash flow hedges	(409)	854	112	577	4,323	5,866
Fair value hedges	—	—	—	—	—	—

Interest and exchange rate hedges	(223)	27	130	926	2,004	3,087
Cash flow hedges	(223)	27	130	926	2,004	3,087
Fair value hedges	—	—	—	—	—	—

Hedge of net investment	(288)	(1,770)	—	(160)	(980)	(2,910)

Derivatives not designated as hedges	(367)	4,453	316	(289)	(478)	4,002
Interest rate	(238)	4,415	426	(427)	(1,316)	3,098
Exchange rate	(115)	106	(109)	138	838	973
Interest and exchange rate	(14)	(68)	(1)	—	—	(69)

(*)	For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**)	Positive amounts indicate payables.

(17)	INCOME TAX

Pursuant to a Ministerial Order dated December 27, 1989, since 1990 Telefónica, S.A. has filed consolidated tax returns with certain Group companies. The consolidated tax group in 2011 comprised 48 companies. Included during the year were Wayra Investigación y Desarrollo, S.L.U., Movistar Loyalty, S.L., and Telefónica Digital Holding, S.L. All three companies were incorporated in 2011. Venturini, S.A. ceased forming part of the consolidated tax group in 2011, having been sold during the year.

Tax balances are as follows:

(Millions of euros)	2011	2010
Tax receivables:	2,803	2,342
Deferred tax assets:	2,605	2,217
Impuestos diferidos deducibles frente Hacienda Pública	124	140
Other temporary differences, assets	1,641	1,569
Long-term tax loss carryforwards	723	443
Deductions	117	65
Current tax receivables (Note 10):	198	125
Withholdings	52	42
Corporate income tax payable	120	66
VAT and Canary Islands general indirect tax refundable	26	17

Tax payable:	521	824
Deferred tax liabilities:	474	778
Deferred income tax (expense)	164	10
Other temporary differences, liabilities	310	768
Current payables to public administrations (Note 18):	47	46
Personal income tax withholdings	4	5
Corporate income tax payable	14	18
Withholding on investment income, VAT and other	28	10
Social security	1	13

The tax group had unused tax loss carryforwards at December 31, 2011 amounting to 4,575 million euros. These losses must be applied within 18 years.

Of this amount, 2,410 million euros gave rise to a tax credit recognized on the balance sheet in the amount of 723 million euros (443 million euros in 2010), of which 982 million euros (226 million euros in 2010) were generated by Telefónica, S.A. itself, net of the rest of the amount, which corresponded to other companies in the tax group.

Unused tax loss carryforwards relate mainly to a negative adjustment made to the taxable base for corporate income tax at Telefónica Móviles, S.A. (now Telefónica, S.A.) in 2002, amounting to 2,137 million euros and resulting from the transfer of certain holdings acquired in previous years where the market value differed from the book value at which they were recognized.

The challenging of this adjustment, which was related to the tax inspection of financial years 2001 to 2004, completed in 2008, has not had an impact on the Company’s financial statements. However, the use by the Group of the tax loss carryforward is subject to a successful appeal before the Courts against the assessments arising from this inspection.

As head of the Telefónica Tax Group, in 2011 Telefónica, S.A. made no payments on account of 2011 income tax. In 2010, payments on account of the year totalled 729 million euros.

17.1 Movement in deferred tax assets and liabilities

The balances and movements in “Deferred tax assets” and “Deferred tax liabilities” for Telefónica, S.A. at December 31, 2011 and 2010 are as follows:

2011 (Millions of euros)	Tax credits	Temporary differences, assets	Deductions	Total deferred tax assets	Deferred tax liabilities
Opening balance	443	1,709	65	2,217	778
Arising in the year	756	446	11	1,213	280
Reversal	—	(358)	—	(358)	(604)
Transfers to the tax group’s net position	(476)	(32)	41	(467)	5
Other movements	—	—	—	—	15
Closing balance	723	1,765	117	2,605	474

2010 (Millions of euros)	Tax credits	Temporary differences, assets	Deductions	Total deferred tax assets	Deferred tax liabilities
Opening balance	443	454	200	1,097	37
Arising in the year	—	728	40	768	19
Reversal	—	(80)	—	(80)	(15)
Transfers to the tax group’s net position	—	—	(258)	(258)	—
Other movements	—	607	83	690	737
Closing balance	443	1,709	65	2,217	778

The main items for which Telefónica, S.A. recognizes temporary differences in assets and liabilities are the tax effects of impairment losses on some of its assets, principally investments in subsidiaries (see Note 8).

Deferred tax liabilities include 17 million euros corresponding to the tax amortization of goodwill generated on acquiring stakes in the Brazilian subsidiaries of Brasilcel, N.V. (see Note 8.1 c). No impact has been recognized in profit and loss, pending the final decisions on the court and administrative proceedings relating to this matter, which at year-end remained open.

In accordance with article 12.3 of the revised Spanish Income Tax Law (“TRLIS”), as well as with transitional provision 29 of that law, a positive adjustment of 248 million euros was provisionally included in the Company’s taxable income declared at 2010 year end, in connection with the decline in value of investees. Finally, using the subsidiaries’ definitive accounting records, 309 million euros was included in the income tax return. At December 31, 2011 2,489 million euros is pending inclusion for reversal of the adjustment in future periods. In 2010, the variation in equity of investees for which a provision was made amounts to 2,589 million euros.

In addition, at the 2011 year end, a decrease of 551 million euros was provisionally incorporated in the Company’s taxable income in connection with impairment of investees for tax purposes.

At December 31, 2011 3,040 million euros is pending inclusion for reversal of the adjustment in future periods.

In 2011, the variation in equity of investees for which a provision was made amounts to 13,771 million euros, primarily in respect of Brazilian companies.

17.2	Reconciliation of accounting profit to taxable income and income tax expense to income tax payable.

The calculation of the income tax expense and income tax payable for 2011 and 2010 is as follows.

(Millions of euros)	2011	2010
Accounting profit before tax	3,999	2,885
Permanent differences	(7,177)	(6,598)
Permanent differences arising from the first-time application of PGC 2007	—	210
Temporary differences:	658	2,060
Arising in the year	1,846	2,008
Arising in prior years	(1,188)	52

Tax result	(2,520)	(1,443)
Gross tax payable	(756)	(433)
Tax credits capitalized	(11)	(40)

Corporate income tax refundable	(767)	(473)
Temporary differences for tax valuation	(351)	(618)
Tax effect of first-time application of PGC 2007	—	(63)
Diferencias temporarias derivadas del proceso de consolidación fiscal	153	—
Other effects	16	(100)

Corporate income tax accrued in Spain	(949)	(1,254)
Foreign taxes	38	9

Income tax	(911)	(1,245)

Current income tax	(718)	(487)
Deferred income tax	(193)	(758)

The permanent differences relate mainly to changes in investment write-down provisions recorded by the Tax Group companies included in the consolidated corporate income tax return, and to dividends received from Tax Group companies or foreign companies that meet certain requirements.

In addition, they include as a permanent difference the decrease in income tax expense derived from the tax amortization of financial goodwill for foreign shareholding acquisitions made before December 21, 2007. In 2011 and 2010, this income item came to 28 million euros and 139 million euros, respectively. This impact has been lessened as a result of the entry into force of Law 9/2011, which reduced the deductible portion of goodwill amortization under article 12.5 LIS (Corporate Income Tax Act) from 5% to 1% for 2011, 2012 and 2013. The effect is temporary: the 4% not amortized over those three years (12% in total) will be recovered by extending the deduction period from the original 20 years to 22.5 years.

Temporary differences mainly comprise adjustments on eliminating the tax base of impairment provisions and reversals of investment write-downs that are not tax deductible under article 12.3 of the Income Tax Law (LIS).

In 2011 and 2010, the Company capitalized 11 million euros and 40 million euros, respectively, of tax credits. The cumulative amount at year end principally reflects tax deductions for export activities and donations to non-profit organizations (approximately 117 million euros). Given that the tax balance was a negative balance in 2011, no deductions were offset during the year.

17.3	Tax inspections and tax-related lawsuits

On September 25, 2002, tax inspections commenced at several companies included in tax group 24/90, of which Telefónica is the parent company for the years from 1998 to 2000.

The tax assessments related to this review, which included settlement agreements and imposed fines on Telefónica, were signed by the company in disagreement in October 2004 and July 2005. The total amount of these assessments was 140 million euros, corresponding to subsidiaries of the Fiscal Group.

In April 2007, Telefónica filed an administrative appeal before the National Court of Justice requesting not only the avoid of the liquidation but also the consideration of another favourable aspects that were not observed by the inspection. Throughout the process, the Company requested that the execution of the settlements and penalties appealed be suspended by providing the appropriate guarantees. On February 22, 2010, Telefónica received the notification of the ruling by the National Court of Justice dated February 4, 2010, in which it partially accepted the Company’s allegations, and cancelled the imposition of penalties. On May 18, 2010, Telefónica, S.A. filed an appeal and the National Court of Justice gave Telefónica, S.A. leave to proceed with its appeal and ruled on April 5, 2010 to refer the case to the Supreme Court. In addition, on June 4, 2010, the Tax Authorities filed an appeal before the Supreme Court against one of the rulings of the National Court of Justice partially accepting Telefónica’s allegations. In January 2011, Telefónica submitted a brief of opposition against that appeal.

In addition, a new tax inspection for the period 2001 to 2004 commenced in June 2006 and concluded in July 2008. The Tax Group’s income tax and in addition to the above, the inspection has not accepted additional adjustments to the tax amounts considered by Telefónica which amounts to 2,137 million euros (note that consolidated financial statements are not affected by this challenging). Approximately 346 million of additional deductions related to its exporting activity were not accepted y the Tax Authorities either.

In keeping with the above, the Tax Authorities solved the contentious by commencing a new tax liquidation. Telefónica, filed an administrative appeal before the Central Administrative Economic Court, which on September 10, 2009 ruled against the interests of the Company. Telefónica filed an administrative appeal before the National Court of Justice. On April, 2010 the Company filed the claim and on April, 2010, Telefónica presented in writing its conclusions.

Additionally, in June 2010, new inspections of various companies in the 24/90 Tax Group, of which Telefónica, S.A. is the parent, were initiated. The taxes subject to review were corporate income tax for the years 2005 to 2007, VAT, tax withholdings and payments on account in respect of personal income tax, tax on investment income, property tax and non-resident income tax for the years 2006 to 2007.

Therefore, including the years under inspection, Telefónica, S.A. has all taxes since 2005 open to inspection.

In relation to the sale by Terra Networks, S.A. (now Telefónica, S.A.) of it stake in Lycos, Inc. in 2004, the Company began the necessary procedures to enable it to recognize a higher tax loss of up to 7,418 million euros as a conseuqence of measuring the market value of Lycos, Inc. shares received at acquisition value for tax purposes, rather than the book value at which they were recorded, in conformity with Article 159 of the Spanish Corporation Law. However, no accounting adjustments have been recorded until the Company receives a definitive ruling on this procedure.

At 2011 year end, it is not expected that the final outcome of these assessments, lawsuits, and inspections in progress or pending for years open to inspection will require any additional significant liabilities to be recognized in Telefónica, S.A.’s financial statements.

(18)	TRADE AND OTHER PAYABLES

The breakdown of “Trade and other payables” is as follows:

(Millions of euros)	2011	2010
Suppliers	322	411
Other payables	71	2,065
Current income tax liabilities (Note 17)	14	18
Other payables to public administrations (Note 17)	33	28

Total	440	2,522

a) Trade payables

In performance of Telefónica’s irrevocable undertaking of 2010 to give Fundación Telefónica a total of 280 million euros, in 2011 the Company made cash payments in the amount of 60 million euros and, in addition, contributed real estate previously purchased from Telefónica de España, S.A.U. (see Note 8) at its arm’s length value of 51 million euros.

Information on deferred payments to third parties. (Third additional provision, “Information requirement” of Law 15/2010 of 5 July).

Telefónica, S.A. has adapted its internal processes and payment schedules to the provisions of Law 15/2010, establishing measures against late payment in commercial transactions. Engagement conditions with commercial suppliers in 2011 included payment periods of up to 85 days, as laid down in said law.

For reasons of efficiency and in line with general practice in the business, the Company has set payment schedules, whereby payments are made on set days. Invoices falling due between two payment days are settled on the following payment date in the schedule. This is not deemed to be a deferred payment.

Information on contracts entered into after Law 15/2010 took effect that exceed the maximum period established in this law is shown in the table below.

Payments to Spanish suppliers in 2011 surpassing the legal limit were due to circumstances or incidents beyond the payment policies, mainly the closing of agreements with suppliers over the delivery of goods or the rendering of services, or occasional processing issues.

	$00.00	$00.00
Millions of euros	2011
	Amount	%
Payments made on time	254	93
Other	19	7

Total payments to commercial suppliers	273	100

Weighted average maturity exceeded (days)	52
Deferrals at year-end that exceed the limit	2

At the date of authorization for issue of these financial statements, Telefónica had processed the outstanding payments, except in cases where an agreement with suppliers was being handled.

b) Sundry creditors

In 2010 this line included 1,977 million euros corresponding to the value of the final payable to Portugal Telecom (2,000 million euros) for the acquisition of 50% of Brasilcel, N.V. (see Note 8.1). This debt was repaid upon maturity.

(19)	REVENUE AND EXPENSES

19.1	Revenue

a) Rendering of services

In 2008, Telefónica, S.A. arranged contracts for the right to use the Telefónica brand with Group companies which use the license. The amount each subsidiary must recognize as a cost for use of the license is stipulated in the contract as a percentage of income obtained by the licensor. In 2011 and 2010, “Rendering of services to Group companies” included 618 million euros and 518 million euros, respectively, for this item.

Telefónica, S.A. has signed contracts to provide management support services to Telefónica de España, S.A.U, Telefónica Móviles España, S.A.U., Telefónica O2 Holding, Ltd. and Telefónica Internacional, S.A.U. Revenue received for this concept in 2011 and 2010 amounted to 25 million euros and 13 million euros, in each case, recognized under “Services rendered to Group companies and associates.”

Operating revenues also include property rental income amounting to 52 million euros in 2011 and 43 million euros in 2010, mainly from the lease of office space in Distrito Telefónica to several Telefónica Group companies (see Note 7).

b) Dividends from Group companies and associates

The detail of the main amounts recognized in 2011 and 2010 is as follows:

(Millions of euros)	2011	2010
Telefónica Móviles España, S.A.U.	1,980	2,190
Telefónica de España, S.A.U.	2,430	2,827
Telefónica Europe, plc.	715	708
Vivo Participaçoes, Ltda. and subsidiaries	553	47
Telefónica Czech Republic, a.s.	365	331
Latin American Cellular Holding, B.V.	218	65
Brasilcel, N.V.	—	82
Portugal Telecom	—	44
Telecommunicaçoes de Sao Paulo	235	—
Sao Paulo Telecommunicaçoes	91	—
Telefónica Móviles Argentina, S.A. y Telefónica Móviles Argentina Holding, S.A.	179	39
Other companies	201	141

Total	6,967	6,474

c) Interest income on loans to Group companies and associates

This heading includes the return obtained on loans made to subsidiaries to carry out their business (see Note 8.5). The breakdown of the main amounts is as follows:

(Millions of euros)	2011	2010
Telefónica Móviles México, S.A. de C.V.	145	188
Telefónica de España, S.A.U.	83	130
Other companies	47	60

Total	275	378

19.2

“Non-core and other current operating revenues – Group companies” relates to revenues on centralized services that Telefónica, S.A., as head of the Group, provides to its subsidiaries. Telefónica, S.A. bears the full cost of these services and then charges each individual subsidiary for the applicable portion. The amount includes billings to Telefónica Móviles España, S.A.U., which amounted to 26 million euros and 30 million euros in 2011 and 2010, respectively, and to Telefónica de España, S.A.U., for 48 million euros in 2011 and 28 million euros in 2010.

19.3	Personnel expenses and employee benefits

The breakdown of “Personnel expenses” is as follows:

(Millions of euros)	2011	2010
Wages, salaries and other personnel expenses	213	165
Pension plans (Note 4.h)	12	10
Social security costs	19	18

Total	244	193

In 2011 “Wages, salaries and other personnel expenses” includes 61 million euros for estimated obligations arising from the collective labor force reduction program approved in Telefónica de España, S.A.U. and expected to be passed on to Telefónica, S.A., and for the estimated cost of certain voluntary redundancies approved in 2011 and carried out in early 2012. A balancing entry for this expense was made under “Current provisions”. In addition to these pending costs, the Company has recognized 10 million euros in connection with severance payments for terminations in 2011.

Telefónica has reached an agreement with its staff to provide an Occupational Pension Plan pursuant to Legislative Royal Decree 1/2002, of November 29, approving the revised Pension Plans and Funds Law. The features of this Plan are as follows:

•

Defined contribution of 4.51% of the participating employees’ base salary. The defined contributions of employees transferred to Telefónica from other Group companies with different defined contributions (e.g. 6.87% in the case of Telefónica de España, S.A.U.) will be maintained.

•	Mandatory contribution by participants of a minimum of 2.2% of their base salary.

•	Individual and financial capitalization systems.

This fund was outsourced to Telefónica subsidiary, Fonditel Entidad Gestora de Fondos de Pensiones, S.A., which has added the pension fund assets to its Fonditel B fund.

At December 31, 2011, 1,717 employees had signed up for the plan (1,536 employees in 2010). This figure includes both employees contributing and those who have ceased to contribute to the plan, as provided for in Royal Decree 304/2004 approving the regulations for Pension Plans and Funds. The cost for the Company amounted to 4 million euros in each of 2011 and 2010.

In 2006, a Pension Plan for Senior Executives, wholly funded by the Company, was created and complements the previous plan and involves additional defined contributions at a certain percentage of the executive’s fixed remuneration, based on professional category, plus some extraordinary contributions depending on the circumstances of each executive, payable in accordance with the terms of the Plan.

Telefónica, S.A. has recorded costs related to the contributions to this executive plan of 8.2 million euros in 2011 (6.2 million euros in 2010).

In 2010, some executives left this Plan, leading to the recovery of part of the initial extraordinary contributions amounting to 2 million euros.

No provision was made for this plan as it has been fully externalized.

The share-based payment plans are the following:

Telefónica, S.A. share plan: “Performance Share Plan” (PSP).

At the General Shareholders’ Meeting of Telefónica, S.A. on June 21, 2006, its shareholders approved the introduction of a long-term incentive plan for managers and senior executives of Telefónica, S.A. and other Telefónica Group companies. Under this plan, selected participants who met the qualifying requirements were given a certain number of Telefónica, S.A. shares as a form of variable compensation.

The Plan was initially intended to last seven years. It is divided into five phases, each three years long, beginning on July 1 (the “Start Date”) and ending on June 30 three years later (the “End Date”). At the start of each phase the number of shares to be awarded to Plan beneficiaries is determined based on their success in meeting targets set. The shares are delivered, assuming targets are met, at the End Date of each phase. Each phase is independent from the others. The first started on July 1, 2006 (with shares to be delivered in July 2009) and the fifth phase began on July 1, 2010 (with any shares earned being delivered from July 1, 2013).

Award of the shares is subject to a number of conditions:

•	The beneficiary must continue to work for the company throughout the three-year duration of each phase, subject to certain special conditions related to departures.

•

The actual number of shares awarded at the end of each phase will depend on success in meeting targets and the maximum number of shares assigned to each executive. Success is measured by comparing the total shareholder return (TSR), which includes both share price and dividends offered by Telefónica shares, with the TSRs offered by a basket of listed telecoms companies that comprise the comparison group. Each employee who is a member of the plan is assigned at the start of each phase a maximum number of shares. The actual number of shares awarded at the end of the phase is calculated by multiplying this maximum number by a percentage reflecting their success at the date in question. This will be 100% if the TSR of Telefónica is equal to or better than that of the third quartile of the Comparison Group and 30% if Telefónica’s TSR is in line with the average. The percentage rises linearly for all points between these two benchmarks. If the TSR is below average no shares are awarded.

June 30, 2010 marked the end of the second phase of this plan, which entailed the following maximum number of shares allocated:

	Number of shares	Unit fair value	End date
2nd phase July 1, 2007	5,556,234	7.70	June 30, 2010

Of this amount, the maximum number of shares corresponding to Telefónica, S.A. managers and executives is as follows:

	Number of shares	Unit fair value	End date
2nd phase July 1, 2007	1,102,711	7.70	June 30, 2010

With the maturity of the second phase of the plan on June 30, 2010 a total of 2,964,437 shares (corresponding to a total of 4,091,071 gross shares less a withholding of 1,132,804 shares at the choice of employees) were delivered to Telefónica Group directors included in the second phase. The shares delivered were deducted from the Company’s treasury shares in 2010 (see Note 11.1.a). The total net shares delivered to Telefónica, S.A. managers and executives were 816,893.

The cost of the gross amount of shares delivered to the directors of each subsidiary was subsequently billed by Telefónica, S.A., as previously established, with a unit value of 7.7 euros per share. The tax obligations of the directors in each of their countries related to the increase in their personal income from the receipt of the incentive were met by each subsidiary and subsequently charged to Telefónica, S.A., which recognized the cost under “Reserves” for an amount of 15 million euros in 2010.

June 30, 2011 marked the end of the third phase of this plan, which entailed the following maximum number of shares allocated

	Number of shares	Unit fair value	End date
3rd phase July 1, 2008	5,286,980	8.39	June 30, 2011

Of	this amount, the maximum number of shares corresponding to Telefónica, S.A. managers and executives is as follows:

	Number of shares	Unit fair value	End date
3rd phase July 1, 2008	1,248,067	8.39	June 30, 2011

With the maturity of the third phase of the plan on June 30, 2011 a total of 2,900,189 shares (corresponding to a total of 4,166,304 gross shares less a withholding of 1,266,115 shares at the choice of employees) were delivered to Telefónica Group Directors. The shares delivered were deducted from the Company’s treasury shares in 2011 (see Note 11.1.a). The total net shares delivered to Telefónica, S.A. managers and executives were 922,266.

The third phase of the Plan was partially covered through two financial instruments relating to 2,446,104 shares at a cost of 10.18 euros per share. The cost of the gross amount of shares delivered to the directors of each subsidiary was subsequently billed by Telefónica, S.A., as previously established, with a unit value of 8.39 euros per share. The tax obligations of the directors in each of their countries related to the increase in their personal income from the receipt of the incentive were met by each subsidiary and subsequently charged to Telefónica, S.A., which recognized the cost under “Reserves” for an amount of 19 million euros in 2011.

The maximum numbers of shares allotted at the beginning of each phase, and during each of the two phases that were outstanding at December 31, 2011, for the Telefónica Group as a whole, were as follows:

	No. of shares assigned	No. of shares outstanding at Dec 31, 2011	Unit fair value	End date
4th phase July 1, 2009	6,356,597	5,407,401	8.41	June 30, 2012
5th phase July 1, 2010	5,025,657	4,684,289	9.08	June 30, 2013

Of the total number of shares allotted and outstanding at year-end, those corresponding to Telefónica, S.A. employees, by phase, are as follows:

	No. of shares assigned	No. of shares outstanding at Dec 31, 2011	Unit fair value	End date
4th phase July 1, 2009	1,555,382	1,528,883	8.41	June 30, 2012
5th phase July 1, 2010	1,249,407	1,296,953	9.08	June 30, 2013

This plan is equity-settled via the delivery of shares to the executives, with a balancing entry for the 15 million euros of employee benefits expense recorded in 2011 (11 million euros in 2010) in equity, net of the related tax effect.

The cost of the shares granted to employees of Group subsidiaries is recognized under “Reserves” and amounted to 53 million euros in 2011 (52 million euros in 2010). As Telefónica, S.A. will reinvoice these amounts to its subsidiaries at the maturity of the phases, the related receivable is recognized under “Other non-current financial assets (phase V) and “Other current financial assets” (phase IV) (see Note 8.6).

For the fourth phase of the Plan, Telefónica, S.A. acquired an instrument from a financial institution with the same features of the plan, whereby at the end of the phase, Telefónica will obtain part of the shares necessary to settle the phase (4 million shares). The cost of the financial instrument was 36 million euros, equivalent to 8.41 euros per option (see Note 9.4.1).

Telefónica, S.A. share plan: “Global Employee Share Plan” (GESP)

At the June 23, 2009 General Shareholders’ Meeting of Telefónica, S.A. , the shareholders approved the introduction of a Telefónica, S.A. share incentive plan for all employees of the Telefónica Group worldwide, with certain exceptions. Under this plan, participants who met the qualifying requirements are offered the possibility of acquiring Telefónica, S.A. shares, with this company assuming the obligation of giving participants a certain number of Telefónica, S.A. shares free of charge.

The initial duration of the plan is intended to be two years. Employees subscribed to the plan can acquire Telefónica, S.A. shares through monthly installments of up to 100 euros (or the local currency equivalent), up to a maximum of 1,200 euros over a twelve-month period of (acquisition period). The delivery of shares will occur, where applicable, when the plan is consolidated, as of September 1, 2012, subject to a number of conditions:

•	The beneficiary must continue to work for the company throughout the two-year duration of the plan (consolidation period), subject to certain special conditions related to departures.

•

The actual number of shares to be delivered at the end of the consolidation period will depend on the number of shares acquired and retained by each employee. Each employee who is a member of the plan, has remained a Group employee, and has retained the shares acquired for an additional twelve-month period after the acquisition date, will be entitled to receive one free share per share acquired and retained at the end of the consolidation period.

The acquisition period started in August 2010, and at December 31, 2011, 37,230 Telefónica Group employees were members of this plan (41,152 in 2010). This plan will be equity-settled via the delivery of shares to the employees. Accordingly, a balancing entry for the employee benefits expenses was made in equity. In 2011, Telefónica, S.A. recognized an expense of 316 thousand euros for this item in its income statement (158 thousand euros in 2010).

Long-term incentive plan based on Telefónica, S.A. shares: “Performance and Investment Plan”

At the General Shareholders’ Meeting held on May 18, 2011, a new long-term share-based incentive plan called “Performance and Investment Plan” (the “Plan” or “PIP”) was approved for Telefónica Group directors and executive officers. This plan will take effect following completion of the Performance Share Plan.

Under this Plan, a certain number of shares of Telefónica, S.A. will be delivered to plan participants selected by the Company who decide to participate on compliance with stated requirements and conditions.

The Plan lasts five years and is divided into three independent three-year phases (i.e. delivery of the shares for each three-year phase three years after the start date). The first phase began on July 1, 2011 (with the delivery of the related shares from July 1, 2014). The second phase will begin on July 1, 2012 (with delivery of the related shares from July 1, 2015). The third phase will begin on July 1, 2013 (with delivery of the related shares from July 1, 2016).

The specific number of Telefónica, S.A. shares deliverable within the maximum amount established to each member at the end of each phase will be contingent and based on the Total Shareholder Return (“TSR”) of Telefónica, S.A. shares (from the reference value) throughout the duration of each phase compared to the TSRs of the companies included in the Dow Jones Global Sector Titans Telecommunications Index. For the purposes of this Plan, these companies make up the comparison group (“Comparison Group”).

The TSR is the indicator used to determine the Telefónica Group’s medium- and long-term value generation, measuring the return on investment for each shareholder. For the purposes of this Plan, the return on investment of each phase is defined as the sum of the increase or decrease in the Telefónica, S.A. share price and dividends or other similar items received by the shareholder during the phase in question.

At the beginning of each phase, each Participant is allocated a notional number of shares. The number of shares to be delivered under the Plan is expected to range from:

•	30% of the number of notional shares if Telefónica, S.A.’s TSR is at least equal to the Comparison Group’s median, and

•

100% if Telefónica, S.A.’s TSR is within the third quartile or higher than the Comparison Group’s. The percentage is calculated using linear interpolation when it falls between the median and third quartile.

•	No shares will be delivered if Telefónica, S.A.’s TSR is below the Comparison Group’s median.

The Plan includes an additional condition regarding compliance by all or part of the Participants with a target investment and holding period of Telefónica, S.A. shares through each phase (“Co-Investment”), to be determined for each participant, as appropriate, by the Board of Directors based on a report by the Nominating, Compensation and Corporate Governance Committee. Participants meeting the co-investment requirement will receive an additional number of shares, provided the rest of the requirements established in the Plan are met.

In addition, and independently of any other conditions or requirements that may be established, each in order to be entitled to receive the corresponding shares, each Participant must be a Telefónica Group employee at the delivery date for each phase, except in special cases as deemed appropriate. Shares will be delivered at the end of each phase (i.e., in 2014, 2015, and 2016, respectively). The specific delivery date will be determined by the Board of Directors or the committee or individual entrusted by the Board to do so.

The shares to be delivered to Participants, subject to compliance with the pertinent legal requirements in this connection, may be either (a) treasury shares in Telefónica, S.A. acquired by Telefónica, S.A. itself or by any of the Telefónica Group companies; or (b) newly-issued shares.

The first allocation of shares under this plan was made on July 1, 2011. The maximum number of shares assigned (including the amount of co-investment) under the Plan at December 31, 2011 is as follows:

	No. of shares assigned	Unit fair value	End date
1st phase July 1, 2011	5,545,628	8.28	June 30, 2014

In connection with the PIP Plan, Telefónica, S.A. acquired an instrument from a financial institution with the same features of the plan, whereby at the end of the phase, Telefónica will obtain part of the shares necessary to settle the phase (4 million shares). The cost of the financial instrument was 37 million euros, equivalent to 9.22 euros per option (see Note 9.4.1).

“Restricted Share Plan” (RSP)

At Telefónica, S.A.’s General Shareholders’ Meeting held on May 18, 2011, the Company approved the roll-out of the Restricted Share Plan (RSP), a long-term share-based incentive plan with two primary aims: (a) to retain and motivate certain high-potential employees, and (b) to retain key personnel upon new acquisitions, providing them with an ownership interest in the Company through rights convertible to shares.

The RSP is established for a five-year period, with independent deliveries permitted at any time between 2011 and 2015. At each delivery date the Company extends certain Restricted Share Units (RSUs) carrying the right to automatically receive the same number of Telefónica, S.A. shares at the end of the vesting period, subject to compliance with certain length-of-service requirements.

Delivery of shares is conditional on compliance with certain service-related conditions, namely:

1.	Final delivery: participants must have been employed by the Company continuously from the grant date to the conversion date
2.	Final delivery: participants must have worked for a minimum period of 12 months within the vesting period

3.	The specific duration of the vesting period will be set on a case-by-case basis.

At December 31, 2011 Telefónica, S.A. had carried out only one RSU delivery. Consequently, the cost of this plan is not significant in the income statement.

19.4	Average number of employees in 2011 and 2010 and number of employees at year-end:

2011	Employees at 12/31/11			Average no. of employees in 2011
Professional category	Females	Males	Total	Females	Males	Total
General managers and chairmen	—	4	4	—	4	4
Directors	41	147	188	40	138	178
Managers	95	131	226	91	112	203
Project Managers	97	153	250	89	125	214
University graduates and experts	93	54	147	89	50	139
Administration, clerks, advisors	158	20	178	160	20	180

Total	484	509	993	469	449	918

2010	Employees at 12/31/10			Average no. of employees in 2010
Professional category	Females	Males	Total	Females	Males	Total
General managers and chairmen	—	5	5	—	5	5
Directors	38	127	165	40	134	174
Managers	82	87	169	81	94	175
Project Managers	92	80	172	91	77	168
University graduates and experts	81	38	119	80	37	117
Administration, clerks, advisors	138	21	159	137	20	157

Total	431	358	789	429	367	796

19.5	External services

The items composing “Finance revenue” are as follows:

(Millions of euros)	2011	2010
Rent	11	15
Repairs and maintenance	4	5
Independent professional services	155	140
Bank charges	34	44
Donations (Note 18)	4	333
Marketing and advertising	86	77
Utilities	12	12
Other expenses	84	51

Total	390	677

On December 19, 2007, Telefónica, S.A. signed a rental contract with a view to establishing the headquarters of the “Telefónica Corporate University.” The contract included construction and refurbishment of certain facilities by the lessor. On October 31, 2008, some of the facilities were partially accepted and thus the lease period commenced. The lease period is for 15 years (until 2023), renewable for another five.

Future minimum rentals payable under non-cancellable leases without penalization at December 31, 2011 and 2010 are as follows:

	2011		2010
(Millions of euros)	Future minimum payments	Present value	Future minimum payments	Present value
Up to one year	5		6
Between one and five years	19		19
More than five years	32		37

Total	56	40	62	46

19.6	Finance revenue

The items composing “Finance revenue” are as follows:

(Millions of euros)	2011	2010
Dividends from other companies	38	37
Other finance revenue	101	187

Total	139	224

“Other finance revenue” includes the 48 million euros in gains accrued from the equity swap contracts on the share price of Portugal Telecom (57 million euros in 2010).

19.7 Finance costs

The breakdown of “Finance costs” is as follows:

(Millions of euros)	2011	2010
Interest on borrowings from Group companies and associates	1,872	1,791
Finance costs payable to third parties and gains (losses) on interest rates of financial hedges	247	21

Total	2,119	1,812

The breakdown by Group company of debt interest expenses is as follows:

(Millions of euros)	2011	2010
Telefónica Europe, B,V,	373	454
Telefónica Emisiones, S,A,U,	1,395	1,286
Other companies	104	51

Total	1,872	1,791

Other companies includes financial costs with Telefónica Finanzas, S.A.U. related to current payables for specific cash needs. In 2011, more withdrawals of funds were made in this way and therefore the attendant financial charge increased.

19.8	Exchange differences:

The breakdown of exchange losses recognized in the income statement is as follows:

(Millions of euros)	2011	2010
On current operations	26	—
On loans and borrowings	982	1,161
On hedging derivatives	927	1,019
On other items	40	24

Total	1,975	2,204

The breakdown of exchange gains recognized in the income statement is as follows:

(Millions of euros)	2011	2010
On current operations	3	20
On loans and borrowings	251	408
On hedging derivatives	1,567	1,834
On other items	16	64

Total	1,837	2,326

The change in exchange gains and losses in 2011 was due mainly to fluctuations in the dollar/euro exchange rate with the dollar losing 3.27% (the dollar rose 7.2% in 2010) and in the pound sterling/euro exchange with the pound sterling falling by 3.05% (the pound gained 3.18% in 2010), which was offset by the effect of hedges arranged for this purpose.

19.9	Impairment and gains (losses) on disposal of financial instruments

At year end, the values of the investments in Group companies and associates were reviewed based on the calculations of their future discounted cash flows. These reviews lead to the recognition of an impairment provision amounting to 1,606 million euros (in 2010, a charge of 1,985 million euros was recognized). The amount of the charge was mainly due to (a) reversal of the impairment provision in respect of Telefónica Europe, plc. For 1,159 million euros, (b) recognition of an impairment of the interest in Telefónica Móviles México, S.A. de C.V., for 2,085 million euros, and (c) recognition of an impairment of the interest in Telco, S.p.A., for 629 million euros (see Note 8.2).

Revenue shown under “Gains (losses) on disposal” reflects the gains on the sale of a 25% stake in Telefónica Móviles Argentina Holding, S.A. for 511 million euros and on the partial cancellation of Portugal Telecom equity swaps, for 13 million euros. Both transactions are described in Note 8.

19.10. Impairment and gains (losses) on disposal of financial instruments with third parties

This caption reflects the 135 million euro valuation adjustment made to Telefónica, S.A.’s stake in Portugal Telecom (both the direct interest and the indirect stake held through the equity swap contracts) in view of the drop in the share price from January to October 2011 (see Note 8).

Revenue recognized under this caption relates to recovery of part of a financial provision made in 2009 upon the collapse of Lehman Brothers. The total amount recovered was 30 million euros.

(20)	OTHER INFORMATION

a) Financial guarantees

At December 31, 2011, Telefónica, S.A. had provided financial guarantees for its subsidiaries and investees to secure their transactions with third parties amounting to 41,513 million euros (39,973 million euros at year-end 2010). These guarantees are measured in the Company’s financial statements as indicated in Note 4.m).

(Millions of euros) Nominal amounts	2011	2010
Debentures and bonds	33,819	31,946
Promissory notes & commercial paper	1,596	1,613
Loans and other payables	4,098	4,414
Other marketable debt securities	2,000	2,000

Total	41,513	39,973

The debentures and bonds in circulation at December 31, 2011 issued by Telefónica Emisiones, S.A.U., Telefónica Europe, B.V. and Telefónica Finanzas México, S.A. de C.V. were guaranteed by Telefónica, S.A. The nominal amount guaranteed was equivalent to 33,819 million euros at December 31, 2011 (31,946 million euros at December 31, 2010). During 2011, Telefónica Emisiones, S.A.U. and Telefonica Europe, B.V. issued debt instruments on capital markets for a nominal amount of 4,495 million euros (5,484 million euros in 2010).

The commercial paper program of Telefónica Europe, B.V. is also guaranteed by Telefónica, S.A. At December 31, 2011 the outstanding balance of commercial `paper in circulation issued through this program is 1,596 million euros (1,613 million euros at December 31, 2010).

The main loans and other debts guaranteed by Telefónica, S.A. are: a syndicated loan granted to Telefónica Europe, B.V. by various institutions for the acquisition of shares in O2, Plc. in 2006, the principal of which at December 31, 2011 was equivalent to 2,965 million euros (2,945 million euros at December 31, 2010); and credit facilities obtained by Telefónica Finanzas, S.A.U. from the European Investment Bank, the outstanding principal of which at December 31, 2011 was equivalent to 824 million euros (1,171 million euros at December 31, 2010). The nominal amount of maturities in 2011 was 300 million euros.

“Other marketable debt securities” include the guarantee for preferred shares issued by Telefonica Finance USA, LLC, the redemption value of which amounts to 2,000 million euros guaranteed by Telefónica, S.A.

Telefónica, S.A. provides operating guarantees granted by external counterparties, which are offered during its normal commercial activity. At December 31, 2011, these guarantees amounted to approximately 239 million euros.

b) Litigation

Telefónica is party to several lawsuits or proceedings that are currently in progress in the law courts and administrative and arbitration bodies of the various countries in which the Telefónica Group is present.

Considering the reports of the Company’s legal advisors regarding these proceedings, it is reasonable to assume that this litigation or cases will not materially affect the financial position or solvency of Telefónica Group, regardless of the outcome.

Among unresolved cases or those underway in 2011 (see Note 17.3 for details of tax-related cases), the following are of special note:

1. Contentious proceedings in connection with the merger between Terra Networks, S.A. and Telefónica

On September 26, 2006, Telefónica was notified of the claim filed by former shareholders of Terra Networks, S.A. (Campoaguas, S.L., Panabeni, S.L. and others) alleging breach of contract in respect of the terms and conditions set forth in the Prospectus of the Initial Public Offering of shares of Terra Networks, S.A. dated October 29, 1999. This claim was rejected via a ruling issued on September 21, 2009, and the appellants were charged for the court costs. This ruling was appealed on December 4, 2009. On June 16, 2010, Telefónica was notified of the written appeal filed by the appellants. Telefónica opposed this appeal in January 2011.

2. Appeal against the European Commission ruling of July 4, 2007 against Telefónica de España’s broadband pricing policy

On July 9, 2007, Telefónica was notified of the decision issued by the European Commission (“EC”) imposing a fine of approximately 152 million euros for breach of the former article 82 of EC Treaty rules by charging unfair prices between whole and retail broadband access services. The ruling charged Telefónica with applying a margin squeeze between the prices it charged competitors to provide regional and national wholesale broadband services and its retail broadband prices using ADSL technology between September 2001 and December 2006.

On September 10, 2007, Telefónica and Telefónica de España filed an appeal to overturn the decision before the General Court of the European Union. The Kingdom of Spain, as an interested party, also lodged an appeal to overturn the decision. Meanwhile, France Telecom and the Spanish Association of Bank Users (AUSBANC) filed requests to intervene, which the General Court admitted.

A hearing was held on May 23, 2011, at which Telefónica presented its case. A ruling has yet to be issued as of December 31, 2011.

3. Case before the European Commission, CE COMP 39.839—Telefónica/Portugal Telecom

On January 5, 2011, the European Commission sent a request to Telefónica, S.A. for information on the agreements entered into with Portugal Telecom SGPS (Portugal Telecom) for the purchase of its ownership interest in Brasilcel, N.V., a joint venture in which both are venturers and which is the owner of Brazilian company Vivo Participaçoes. On January 24, 2011, the European Commission initiated formal proceedings to investigate whether Telefónica and Portugal Telecom had infringed European Union competition law with respect to a clause contained in these agreements. After responding to a number of requests for information from the European Commission, on September 24, 2011, Telefónica received a list of charges from the European Commission. On January 13, 2012, it presented its response to the charges.

c)	Commitments

Guarantee provided for Ipse 2000 S.p.A.

The Telefónica Group had provided guarantees for the Italian company Ipse 2000 S.p.A. (holder of a UMTS license in Italy and in which the Company has a stake through Solivella B.V.) to ensure the amounts payable to the Italian government in connection with the grant of the license.

In November 2010, the last of the 10 annual payments scheduled was paid. Therefore, the guarantee expired on that day, pending the release letter from the Italian government, which weas issued in 2011. The guarantee has now been entirely extinguished.

d)	Directors’ and senior executives’ compensation and other benefits

The compensation of Telefónica, S.A.’s Directors is governed by Article 28 of the Bylaws, which states that the compensation amount that the Company may pay to all of its Directors as remuneration and attendance fees shall be fixed by the shareholders at the General Shareholders’ Meeting, which amount shall remain unchanged until and unless the shareholders decide to modify it. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors. This compensation, as laid down in said article of the Bylaws, is compatible with other professional or employment compensation accruing to the Directors by reason of any executive or advisory duties that they perform for the Company, other than the supervision and collective decision-making duties inherent in their capacity as Directors.

Accordingly, on April 11, 2003, shareholders set the maximum gross annual amount to be paid to the Board of Directors at 6 million euros. This includes a fixed payment and fees for attending meetings of the Board of Director’s advisory or control Committees. Total compensation paid to Telefónica’s Directors for discharging their duties in 2011 amounted to 4,549,501 euros in fixed compensation and in fees for attending the Board’s advisory or control committees meetings.

The compensation paid to Telefónica Directors in their capacity as members of the Board of Directors, the Executive Commission and/or the advisory and control Committees consists of a fixed amount payable monthly plus fees for attending the meetings of the Board’s advisory or control Committees. Board members other than the Chairman do not receive any amounts for their directorships, but only the corresponding amounts for discharging their executive duties as stipulated in their respective contracts.

The following table presents the fixed amounts established for membership to the Telefónica Board of Directors, Executive Commission and the advisory or control Committees:

(Amounts in euro)
Position	Board of Directors	Executive Commission	Advisory or Control Committees
Chairman	300,000	100,000	28,000

Vice Chairman	250,000	100,000	—

Board member:
Executive	—	—	—
Proprietary	150,000	100,000	14,000
Independent	150,000	100,000	14,000
Other external	150,00	100,000	14,000

In addition, the amounts paid for attendance at each of the Advisory or Control Committee’s meetings is 1,250 euros.

The following table presents the breakdown by ítem of the compensation and benefits paid by Telefónica to its directors in 2011:

(Euros)

Director	Wage/ Compensation[1]	Fixed Payment Board Committees[2]	Attendance fees[3]	Short-term Variable Compensation[4]	Other items[5]	TOTAL
Executive

Mr. César Alierta Izuel	2,530,800	100,000	—	4,015,440	265,300	6,911,540
Mr. Julio Linares López	1,973,100	—	—	3,011,580	126,084	5,110,764
Mr. José María Álvarez-Pallete López	316,000	—	—	—	21,570	337,570

Proprietary

Mr. Isidro Fainé Casas	250,000	100,000	—	—	10,000	360,000
Mr. Vitalino Nafría Aznar	250,000	56,000	26,250	—	—	332,250
Mr. José María Abril Pérez	150,000	122,167	13,750	—	—	285,917
Mr. Antonio Massanell Lavilla	150,000	70,000	32,500	—	10,000	262,500
Mr. Chang Xiaobing	87,500		—	—	—	87,500

Independent

Mr. David Arculus	150,000	28,000	11,250	—	—	189,250
Ms. Eva Castillo Sanz	150,000	42,000	25,000	—	—	217,000
Mr. Carlos Colomer Casellas	150,000	156,000	21,250	—	130,000	457,250
Mr. Alfonso Ferrari Herrero	150,000	212,000	58,750	—	132,500	553,250
Mr. Luiz Fernando Furlán	150,000	14,000	5,000	—	—	169,000
Mr. Gonzalo Hinojosa Fernández de Angulo	150,000	198,000	48,750	—	133,750	530,500
Mr. Pablo Isla Álvarez de Tejera	150,000	75,833	13,750	—	—	239,583
Mr. Javier de Paz Mancho	150,000	156,000	11,250	—	120,000	437,250
Other external

Fernando de Almansa Moreno-Barreda	150,000	56,000	25,000	—	10,000	241,000
Mr. Peter Erskine	150,000	156,000	27,500	—	3,750	337,250

1

Wage/Compensation: Cash compensation on an established schedule, whether or not consolidable over time, and payable in consideration of the mere fact of employment, regardless of the director’s actual attendance at meetings of the Board of Telefónica, S.A. Also includes fixed components of pay earned by the director for performing executive duties, as the case may be.

2

Fixed Payment Board Committees: Amount of items other than attendance to meetings payable to Directors for membership to the Executive Committee or advisory or control Committees of Telefónica, S.A., irrespective of effective attendance to meetings of said Committees.

3	Attendance fees: Amounts payable for attendance to meetings of the advisory or control Committees of Telefónica, S.A.
4

Short-term variable compensation: Variable amount linked to the performance or achievement of individual or group objectives (quantitative or qualitative) and commensurate with other compensation or any other reference in euros for a period of up to a year.

5	Other items: Includes, inter alia, amounts paid for membership to the various regional advisory committees in Spain, and the Telefónica Corporate University Advisory Council.

It is duly noted that Mr. Vitalino Nafría Aznar tendered his resignation as Director on December 14, 2011. Appointed to replace him by the method of co-option was Mr. Ignacio Moreno Martínez, which did not receive any compensation in this respect in 2011.

The following table presents the specific compensation paid to Directors of Telefónica for membership of the various advisory or control Committees in 2011:

Board Members	Audit and Control	Nomination, Compensation and Corporate Governance	Human Resources and Corporate Reputation and Responsibility	Regulation	Service Quality and Customer Service	International Affairs	Innovation	Strategy	TOTAL
Mr. César Alierta Izuel	—	—	—	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—	—	—	—
Mr. Vitalino Manuel Nafría Aznar	26,500	—	16,500	21,500	—	17,750	—	—	82,250
Mr. Julio Linares López	—	—	—	—	—	—	—		—
Mr. José María Abril Pérez	—	—	—	—	—	20,250	15,667	—	35,917
Mr. José Fernando de Almansa Moreno-Barreda	—	—	—	21,500	—	34,250	—	25,250	81,000
Mr. José María Álvarez-Pallete López	—	—	—	—	—	—	—	—	—
Mr. David Arculus	—	—	—	20,250	—	19,000		—	39,250
Ms. Eva Castillo Sanz	—	—	—	21,500	20,250	—	—	25,250	67,000
Mr. Carlos Colomer Casellas	—	17,750	—	—	17,750	—	41,750	—	77,250
Mr. Peter Erskine	—	20,250	—	—	—	—	24,000	39,250	83,500
Mr. Alfonso Ferrari Herrero	27,750	38,000	17,750	21,500	20,250	20,250	—	25,250	170,750
Mr. Luiz Fernando Furlán	—	—	—	—	—	19,000	—	—	19,000
Mr. Gonzalo Hinojosa Fernández de Angulo	40,500	22,750	19,000	—	20,250	20,250	—	24,000	146,750
Mr. Pablo Isla Álvarez de Tejera	—	20,250	14,000	35,500	14,000	—	5,833	—	89,583
Mr. Antonio Massanell Lavilla	25,250	—	16,500	—	34,250	—	26,500	—	102,500
Mr. Francisco Javier de Paz Mancho	—	—	33,000	16,500	—	17,750	—	—	67,250
Mr. Chang Xiaobing	—	—	—	—	—	—	—	—	—
TOTAL	120,000	119,000	116,750	158,250	126,750	168,500	113,750	139,000	1,062,000

The following presents a breakdown of the amounts received from other Telefónica Group companies by Directors for discharging executive duties or for membership of the companies’ governing bodies:

(Amounts in euros)

Director	Wage/ Compensation[1]	Attendance fees[2]	Short-term variable compensation[3]	Other items[4]	TOTAL
Executive
Mr. José María Álvarez-Pallete López	961,709	—	1,140,138	57,553	2,159,400
Proprietary
Mr. Vitalino Nafría Aznar	16,737	—	—	—	16,737
Independent
Mr. David Arculus	86,456	—	—	—	86,456
Ms. Eva Castillo Sanz	240,847	—	—	—	240,847
Mr. Alfonso Ferrari Herrero	297,275	—	—	—	297,275
Mr. Luiz Fernando Furlán	299,406	—	—	—	299,406
Mr. Javier de Paz Mancho	840,667	—	—	—	840,667
Other external
Mr. Fernando de Almansa Moreno-Barreda	436,214	—	—	—	436,214
Mr. Peter Erskine	86,456	—	—	—	86,456

1

Wage/Compensation: Cash compensation on an established schedule, whether or not consolidable over time, and payable in consideration of the mere fact of employment, regardless of the director’s actual attendance at meetings of the board or analogous organ of the Telefónica Group entity in question. Also includes fixed components of pay earned by the director for performing executive duties, as the case may be.

2	Attendance fees: Amounts payable for attendance to meetings of the Board of Directors or similar bodies of any Telefónica Group company.
3

Short-term variable compensation: Variable amount linked to the performance or achievement of individual or group objectives (quantitative or qualitative) and commensurate with other compensation or any other reference in euros for a period of up to a year.

4.	Other items: Other amounts related to pension schemes.

With respect to employee benefits, the following table presents a breakdown of internal or external contributions made in 2011 to both long-term savings schemes (including retirement and any other survival benefit) financed fully or partially by the Company for Directors, along with any other compensation in kind received by the Director during the year:

Board Members (Executive)	Contributions to pension plans	Contribution to the Pension Plan for Senior Executives[1]	Compensation in kind[2]
Mr. César Alierta Izuel	8,402	1,014,791	57,955
Mr. Julio Linares López	9,468	555,033	83,923
Mr. José María Álvarez-Pallete López	7,574	355,563	17,346

1

Contributions to the Pension Plan for Executives set up in 2006, funded exclusively by the Company to complement the existing Pension Plan. It entails defined contributions equivalent to a certain percentage of the Director’s fixed remuneration in accordance with their professional category within the Telefónica Group’s organization.

2	“Compensation in kind” includes life and other insurance premiums (e.g. general medical and dental insurance).

Share-based payment plans information is as follows:

(i)

The “Performance Share Plan” (“PSP”) approved at the General Shareholders’ Meeting of June 21, 2006, whose fifth and final phase began in 2010. Under this plan, shares corresponding to the third phase were delivered in July 2011. In accordance with the general terms and conditions, a rate of 97.8% was applied to the notional number of shares assigned to each participant to determine the number of shares to deliver. Accordingly, the shares delivered in the third phase of the PSP to the three Executive Directors were as follows: 145,544 shares to Mr. César Alierta Izuel, 99,233 shares to Mr. Julio Linares López, and 66,155 shares to Mr. José María Álvarez-Pallete López. Meanwhile, it is laid down that the maximum number of shares for the fourth and the fifth phase of this Plan to be delivered (from July 1, 2012 and July 1, 2013), to each Executive Director of the Company, in case the covenants are met, are as follows: Mr César Alierta Izuel (173,716 shares for the fourth phase, and 170,897 shares for the fifth phase), Mr Julio Linares López (130,287 shares for the fourth phase, y 128,173 shares for the fifth phase), Mr José María Álvarez-Pallete López (78,962 shares for the fourth phase, y 77,680 shares for the fifth phase); and

(ii)

The “Performance & Investment Plan” (“PIP”) approved at the General Shareholders’ Meeting of May 18, 2011. Under this plan, participants who meet qualifying requirements receive a number of Telefónica shares as variable remuneration. The first phase of this plan began in 2011, once the PSP had finished. The theoretical number of shares assigned and the maximum possible number of shares to be received by the Executive Directors in the first phase of the PIP if the co-investment requirement established in the Plan and the maximum target TSR established for each phase are met are as follows: (i) to Mr. César Alierta Izuel: 249,917 theoretical shares and a maximum of 390,496 shares; to Mr. Julio Linares López: 149,950 theoretical shares and a maximum of 234,298; and Mr. José María Álvarez-Pallete López: 79,519 theoretical shares and a maximum of 124,249 shares.

Furthermore, at the General Shareholders’ Meeting of Telefónica, S.A. on June 23, 2009, its shareholders approved the introduction of a Telefónica, S.A. share incentive plan for all employees, including executives and board members, of the Telefónica Group worldwide. Under this plan, employees that meet the qualifying requirements are offered the possibility of acquiring Telefónica, S.A. shares, with this company assuming the obligation of giving participants a certain number of shares free of charge. The maximum sum each employee can assign to this plan is 1,200 euros, while the minimum is 300 euros.

The three board members decided to participate in this plan, contributing the maximum, i.e. 100 euros a month, over 12 months. Therefore, at the date of preparing these financial statements, the three executive Directors had acquired a total of 212 shares through this plan, whereby they are entitled to receive, free of charge, an equivalent number of shares providing that, among other conditions, they retain the acquired shares during the consolidation period (12 months from the end of the acquisition period).

It should be noted that the external Directors do not receive and did not receive in 2011 any compensation in the form of pensions or life insurance, nor do they participate in the share-based payment plans linked to Telefónica’s share price.

In addition, the Company does not grant and did not grant in 2011 any advances, loans or credits to the Directors, or to its top executives, thus complying with the requirements of the U.S.A. Sarbanes-Oxley Act, which is applicable to Telefónica, S.A. as a listed company in that market.

(iii)	Senior executives’ compensation

Meanwhile, the seven senior executives1 of the Company (considering the period since the are senior executives), excluding those that are also members of the Board of Directors, received a total for all items in 2011 of 12,122,954 euros. In addition, the contributions by the Telefónica Group in 2011 with respect to the Pension Plan described in Note 20 for these Directors amounted to 2,709,866 euros. Contribution to the pension plan amounted to 50,208 euros and compensation in kind including life and other insurance premiums (e.g. general medical and dental insurance) to 154,955 euros.

Meanwhile, a total of 299,377 shares corresponding to the third phase of the PSP were delivered to senior executives of the Company. In relation to the fourth and the fifth phase of the forementioned Plan, assigned to senior executives of the Company amounts to 394,779, chares for the fourth phase and 350,485 for the fifth one.

Regarding the PIP approved at the General Shareholders’ Meeting of May 18, 2011, a total of 457,949 shares were assigned to all executive directors of the Company.

[1]

In this context, senior executive are taken as being those individuals who, in fact or in law, perform senior management duties, reporting directly to their board of directors or executive committees or the CEOs thereof, including in all cases the Director of Internal Audit.

e) Detail of equity investments, positions held and duties performed in companies engaging in an activity that is identical, similar or complementary to that of the Company.

Pursuant to article 229 of the revised text of the Spanish Enterprise Law, introduced by Royal Legislative Decree 1/2010 of July 2, details are given below of (i) the direct and indirect interests held by members of the Board of Directors of Telefónica, S.A., and by persons related thereto as set out in article 231 of the Spanish Enterprise Law and (ii) the positions or duties carried out by those individuals, both of the foregoing in respect to companies with the same, analogous, or similar corporate purpose as that of Telefónica, S.A.

Name	Activity performed	Company	Position or functions	Stake %(*)
Mr. Isidro Fainé	Telecommunications	Abertis Infraestructuras, S.A.	Vice Chairman	< 0.01%
Mr. David Arculus	Telecommunications	British Sky Broadcasting Group, Plc.	—	< 0.01%
	Telecommunications	BT Group, Plc.	—	< 0.01%
Mr. Ignacio Moreno Martínez	Telecommunications	Conitas Comunicaciones, S.A.	Director	4.89%

(*)	Shareholding of less than 0.01% of share capital indicated by “<0.01%”.

Information on Board member Chang Xiaobing, Executive Chairman of China Unicom (Hong Kong) Limited, is not included in this section given that:

•

in accordance with Article 26 bis of the Company’s Bylaws, whereby “(...) the following shall not be deemed to be in a situation of effective competition with the Company, even if they have the same or a similar or complementary corporate purpose: (...) companies with which Telefónica, S.A. maintains a strategic alliance”, Mr. Xiaobing’s interests are not in conflict with those of Telefónica, S.A.

•	Mr. Xiaobing holds no stakes in the capital of the companies in which he is a Board member (Article 229 of the Spanish Enterprise Law).

In addition, for information purposes, details are provided below on the positions or duties performed by members of the Board of Directors of Telefónica, S.A. in those companies whose activity is identical, similar or complementary to the corporate purpose of the Company, of any Telefónica Group company, or of any company in which Telefónica, S.A. or any of its Group companies holds a significant interest whereby it is entitled to board representation in those companies or in Telefónica, S.A.

Name	Company	Position or functions
Mr. César Alierta Izuel	Telecom Italia, S.p.A.	Director
	China Unicom (Hong Kong) Limited	Director

Mr. Julio Linares López	Telecom Italia, S.p.A.	Director

Mr. Alfonso Ferrari Herrero	Telefónica Chile, S.A.	Acting Director
	Telefónica del Perú, S.A.A.	Director

Mr. Francisco Javier de Paz Mancho	Atento Inversiones y Teleservicios, S.A.U.	Non-executive Chairman
	Telefónica Brasil, S.A.	Director
	Telefónica de Argentina, S.A.	Director

Mr. José Fernando de Almansa Moreno-Barreda	Telefónica Brasil, S.A.	Director
	Telefónica de Argentina, S.A.	Director
	Telefónica del Perú, S.A.A.	Director
	Telefónica Móviles México, S.A. de C.V.	Director

Mr. José María Álvarez-Pallete López	Telefónica Europe, Plc.	Chairman of the Board of Directors
	Telefónica Czech Republic, a.s.	Chairman of Supervisory Board
	Telefónica de Argentina, S.A.	Acting Director
	Telefónica del Perú, S.A.A.	Director
	Telefónica Datacorp, S.A.U. (*)	Director
	Telefónica Móviles Colombia, S.A.	Acting Director

Mr. Luiz Fernando Furlán	Telefónica Brasil, S.A.	Director

Ms. María Eva Castillo Sanz	Telefónica Czech Republic, a.s.	First Vice Chairman of Supervisory Board

Mr. Chang Xiaobing	China United Network Communications Group Company Limited	Chairman
	China United Network Communications Corporation Limited	Chairman
	China Unicom (Hong Kong) Limited	Executive Chairman
	China United Network Communication Limited	Chairman

(*)	On February 3, 2012, Mr. José María Álvarez-Pallete López tendered his resignation as Director of Telefónica DataCorp, S.A.U.

f)	Related-party transactions

Significant shareholders

The main transactions between Telefónica, S.A. and its significant shareholders – always concluded at arm’s length – are as follows:

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and subsidiaries comprising the consolidated group:

•	Financing transactions, with approximately 232 million euros drawn down at December 31, 2011 (323 million euros in 2010).

•	Derivative transactions, for a total nominal amount of approximately 23,275 million euros at December 31, 2011 (11,062 million euros in 2010).

•	Time deposits for a total nominal amount of approximately 277 million euros at December 31, 2011 (227 million euros in 2010).

•	Guarantees granted by BBVA for approximately 0.6 million euros at December 31, 2011 (420 million euros in 2010).

•	Dividends and other earnings distributed to BBVA in 2011 for 514 million euros (439 million euros in 2010) as a result of the 0.9% shareholding disclosed in Note 9.

Caja de Ahorros y Pensiones de Barcelona (“la Caixa”), and subsidiaries comprising the consolidated group:

•	Financing transactions, with approximately 355 million euros drawn down at December 31, 2011 (291 million euros in 2010).

•	Derivative transactions, for a total nominal amount of approximately 800 million euros at December 31, 2011 (800 million euros in 2010).

•	Time deposits for a total nominal amount of approximately 298 million euros at December 31, 2011 (118 million euros in 2010).

•	Dividends and other benefits paid to La Caixa in 2011 for 366 million euros (298 million euros in 2010).

Group companies

Telefónica, S.A. is a holding company for various investments in companies in Latin, Spain and the rest of Europe which do business in the telecommunications, media and entertainment sectors.

The balances and transactions between the Company and these subsidiaries at December 31, 2011 and 2010 are detailed in the notes to these individual financial statements.

Directors and senior executives

During the financial year to which these accompanying annual financial statements refer, the Directors and senior executives did not perform any transactions with Telefónica or any Telefónica Group company other than those in the Group’s normal trading activity and business.

Compensation and other benefits paid to members of the Board of Directors and senior executives, as well as the detail of the equity interests and positions held and duties performed in companies engaging in an activity that is identical, similar or complementary to that of the Company are detailed in Note 20.d and e) to these financial statements.

g)	Auditors’ fees

The fees paid in 2011 and 2010 to the various member firms of the Ernst & Young international organization, to which Ernst & Young, S.L. (the auditors of Telefónica, S.A. in 2011 and 2010) belongs, amounted to 4.34 million and 3.71 million euros, respectively, broken down as follows.

(Millions of euros)	2011	2010
Audit services	4.03	3.29
Audit-related services	0.31	0.42

TOTAL	4.34	3.71

Ernst &Young, S.L. has not provided the Company with tax advice or other services except as disclosed above.

h)	Environmental matters

As head of the Telefónica Group, Telefónica, S.A.engages in environmental management activities and projects in line with its environmental strategy. In 2011 and 2010, expenditure and investment for non-material amounts were recognized in the income statement and balance sheet, respectively.

The Group has launched various projects aimed at improving current systems to reduce the environmental impact of its existing installations, with project costs being added to the cost of the installation to which the project relates.

In addition, in line with its commitment to the environment, the Group announced the creation of a Climate Change Office to provide a framework for strategic and RD&I projects in the quest for energy efficient solutions. This initiative entails the launch and implementation of solutions in each area that contribute to optimizing the Company’s processes (operations, suppliers, employees, customers and society).

—     In the area of operations, the main objective is to develop and implement projects that will allow for more efficient networks and systems by reducing and optimizing energy consumption.

—    In the area of suppliers, active efforts are underway to include energy efficiency criteria in the purchasing process for all product lines in the Telefónica value chain.

—    In the area of employees, the aim is to foster among the Company’s employees a culture of respect and awareness regarding the environment and energy saving.

—    In the area of customers, work is being carried out to better leverage ICTs (information and communication technologies) and increase energy efficiency with the objective of reducing carbon emissions.

—    And finally, in the area of society, the objective is to promote change in citizens’ behavior through Telefónica’s actions.

The Group has also rolled out internal control mechanisms sufficient to pre-empt any environmental liabilities that may arise in future, which are assessed at regular intervals either by Telefónica staff or renowned third-party institutions. No significant risks have been identified in these assessments.

i)	Trade and other guarantees

The Company is required to issue trade guarantees and deposits for concession and spectrum tender bids and in the ordinary course of its business. No significant additional liabilities in the accompanying financial statements are expected to arise from guarantees and deposits issued (see Note 16.b).

j)	Contribution of business unit to Telefónica Digital España, S.L. (formerly Terra Networks Asociadas, S.L.)

On December 14, 2011, the Board of Directors of Telefónica, S.A. authorized the contribution of the digital business unit to Telefónica Digital España, S.L., including assets, accounts receivable and accounts payable, and staff dedicated to that business. The contribution will be finally completed on April 1, 2012.

(21)	CASH FLOW ANALYSIS

Profit before tax in 2011 amounted to 3,999 million euros (see the income statement), adjusted by items recognized in the income statement that did not require an inflow or outflow of cash in the year.

These adjustments mainly relate to:

•	Impairments to investments in Group companies, associates and other investments of 1,606 million euros (impairment in 2010 of 1,985 million euros),

•

Declared dividends as income in 2011 for 6,967 million euros (6,474 million euros in 2010), interest accrued on loans granted to subsidiaries of 275 million euros (378 million euros in 2010) and a net financial loss of 2,314 million euros (1,711 million euros in 2010), adjusted initially to include only movements related to cash inflows or outlooks during the year under “Other cash flows from operating activities.”

“Other cash flows from operating activities” amounted to 6,305 million euros (6,753 million euros in 2010). The main items included are:

a)	Net interest paid: Payments of net interest and other financial expenses amounted to 1,405 million euros (1,061 million euros in 2010), including:

•	net interest received from external credit entities of 130 million euros (net payments of 609 million euros in 2010), and

•

interest and hedges paid to Group companies of 1,535 million euros (452 million euros in 2010). The main interest payments in 2011 were to Telefónica Emisiones, S.A.U., for 1,365 million euros, and to Telefónica Europe, B.V., for 352 million euros, although these amounts are reduced by hedges contracted.

b)	Dividends received:

The main receipts relate to:

(Millions of euros)	2011	2010
Telefónica de España, S.A.U.	2,430	2,827
Telefónica Móviles España, S.A.U.	1,980	2,190
Telefónica Europe, plc.	715	708
Telefónica Czech Republic, a.s.	360	365
Vivo Participaçoes	517	—
Telefónica Brasil, S.A. (Telesp)	151	—
Telefónica Móviles Argentina Group	179	42
Sao Paulo Telecommunicaçoes	170	—
Other dividends received	571	489

Total	7,073	6,621

The figures disclosed are dividends recognized as revenue in 2011 (see Note 19.1) and collected in the same year.

c)

Income tax collected: Telefónica, S.A. is the parent of its consolidated Tax Group (see Note 17) and therefore it is liable for filing income tax with the Spanish Treasury. It subsequently informs companies included in the Tax Group of the amounts payable by them. As indicated in Note 17, no payments were made on account of income tax in 2011. In any event, taxes passed on to companies within the tax group are as follows:

•

Telefónica Móviles España, S.A.U.: 235 million euros, comprising income tax for 2010. In 2010, a payment of 625 million euros was recognized, 309 million euros for 2009 corporate income tax and 316 million euros for payments on account of corporate income tax in 2010.

•

Telefónica de España, S.A.U.: 369 million euros, comprising income tax for 2010. In 2010, a payment of 874 million euros was recognized, 314 million euros for 2009 corporate income tax and 560 million euros for corporate income tax in 2010.

“Payments on investments” under “Cash flows used in investing activities” included a total payment of 3,554 million euros (10,521 million euros in 2010). The main transactions to which these payments refer are as follows:

•	Acquisition of 50% of Brasilcel, N.V. In October 2011 the last deferred payment for this transaction was made (see Note 18.b).

•

Several capital increases for a total amount of 458 million euros, primarily in Telefónica Móviles Costa Rica for 127 million euros and in Telefónica Móviles México for 176 million euros, among others. These cash flows are disclosed fully in Note 8.1.a.

•	Acquisition of bonds issued by Telefónica Emisiones, S.A.U. for 103 million euros (see Note 8.5).

This caption also includes payments in respect of share options.

In addition, “Proceeds from disposals” includes the repayment of loans granted by Telefónica, S.A. to subsidiaries, the most significant amounts of which, in 2011, were received from Telefónica de España, S.A.U. (681 million euros), Telefónica Internacional, S.A.U. (700 million euros), and Inversiones Telefónica Móviles Holding, Ltd (50 million euros). In addition, 786 million euros was received from Telefónica Internacional, S.A.U. for the sale of 25% of Telefónica Móviles Argentina Holding, S.A. (see Note 8.1.b).

In 2010 the main proceeds recognized under this heading came from Telefónica de España, S.A.U. (698 million euros), Telefónica Internacional, S.A.U. (795 million euros), Telefónica Móviles Argentina, S.A. (118 million euros), and Telefónica Móviles España, S.A.U. (352 million euros).

“Cash flows from financing activities” includes the following:

i.	Payments for equity instruments of 377 million euros (883 million in 2010), relating to the net amount of treasury shares acquired in 2011 (Note 11).

ii.	Payments of financial liabilities

a)	Debt issues: The main collections comprising this heading are as follows:

(Millions of euros)	2011	2010
€8bn syndicated loan (Note 14.2)	2,000	6,000
EKN credit facility (Note 14.2)	267	—
Telefónica Emisiones, S.A.U. (Note 15)	4,387	5,484
Telefónica Europe, B.V. commercial paper (Note 20.a)	—	1,062
Telfisa Global, B.V. financing (Note 15)	742	1,630
Equity swaps by Portugal Telecom (Note 14.4)	—	541
Other collections	137	131

Total	7,533	14,848

b)	Amortización y cancelación de deuda: The main payments comprising this heading are as follows:

(Millions of euros)	2011	2010
Cesky syndicate loan (Note 14.2)	300	5,700
Telefónica Europe, B.V.	15	2,779
Telefónica Finanzas, S.A.U.	1,262	—
Telefónica Emisiones, S.A.U. (Note 15)	2,954	1,348
Cancellation of debentures and bonds (Note 13)	—	19
Promissory note program (Note 13)	255	217
Telefónica Móviles España, S.A.U. (Note 15)	—	300
Other payments	335	722

Total	5,121	11,085

The 8 billion euro increase in the amount of the syndicated loan reflects a drawdown of 2,000 million in 2011, for the purpose of honoring the final payment obligation in respect of the acquisition of Brasilcel, N.V. (see Note 18.b).

The commercial paper transactions with Telefónica Europe, B.V. are stated at their net balance as recognized for the purposes of the cash flow statement, being high-turnover transactions where the interval between purchase and maturity never exceeds six months.

The financing obtained by the Company from Telefónica Finanzas, S.A.U. and Telfisa Global, B.V. relates to the Group’s integrated cash management (see Note 15). These amounts are stated net in the cash flow statement as new issues or redemptions on the basis of whether or not at year-end they represent short-term investment of surplus cash or financed balances payable.

In 2010, the cancellation of Telefónica Europe, B.V. debt mainly comprises the repayment of a loan and hedges contracted to cover this debt.

iii.	Payments of dividends for 6,852 million euros (5,872 million euros in 2010) (see movements in Note 11.1.d)

(22)	EVENTS AFTER THE REPORTING PERIOD

The following events regarding the Company took place between the reporting date and the date of preparation of the accompanying financial statements:

—    On January 5, 2012, Telefónica Europe, B.V. arranged financing guaranteed by Telefónica, S.A. with China Development Bank (CDB) for an aggregate amount of 375 million US dollars (equivalent to approximately 290 million euros) at a floating rate and maturing in 2022. This financing was paid on February 15, 2012.

—    On February 7, 2012, Telefónica Emisiones, S.A.U., as part of the European Medium Term Note (“EMTN”) registered with the Financial Services Authority (FSA) in London and updated on June 20, 2011, extended the issue of bonds made on February 7, 2011 for an initial aggregate amount of 1,200 million euros maturing on February 7, 2017, by 120 million euros. These bonds are guaranteed by Telefónica, S.A.

—    On February 21, 2012, Telefónica Emisiones, S.A.U., as part of the European Medium Term Note (“EMTN”) registered with the Financial Services Authority (FSA) in London and updated on June 20, 2011, issue bonds for an aggregate amount of 1,500 million euros maturing on February 21, 2018. These bonds are guaranteed by Telefónica, S.A.

(23)	ADDITIONAL NOTE FOR ENGLISH TRANSLATION

These annual financial statements were originally prepared in Spanish and were authorized for issue by the Company’s Directors in the meeting held on February 22, 2012. In the event of a discrepancy, the Spanish-language version prevails.

APPENDIX I

Details of subsidiaries and

associates at December 31, 2011

DETAILS OF SUBSIDIARIES AND ASSOCIATES AT DECEMBER 31, 2011 (millions of euros)
Name and corporate purpose	% Ownership		Share capital	Reserves	Dividends received	Income (loss)		Gross carrying amount
	Direct	Indirect				From operations	For the year
Telefónica Europe plc (UNITED KINGDOM)	100.00%	—	13	7,656	715	(33)	8,215	25,300
Wireless communications services operator
Wellington Street, Slough, SL1 1YP
Telefónica Internacional, S.A. (SPAIN)	100.00%	—	2,839	7,925	—	(299)	937	8,132
Investment in the telecommunications industry abroad
Gran Vía, 28—28013 Madrid
Telefónica Móviles España, S.A.U. (SPAIN)	100.00%	—	423	498	1,980	1,996	1,435	5,775
Wireless communications services provider
Plaza de la Independencia, 6—Pta. 5—28001 Madrid
Telfin Ireland Limited (IRELAND)	100.00%	—	—	3,410	58	(1)	105	3,410
Intragroup financing
28/29 Sir John Rogerson’s Quay, Dublin 2
Telefónica de España, S.A.U. (SPAIN)	100.00%	—	1,024	1,923	2,430	597	298	3,034
Telecommunications service provider in Spain
Gran Vía, 28—28013 Madrid
Telefónica Móviles México, S.A. de C.V. (MEXICO) (1)	100.00%	—	3,047	(2,436)	—	210	(66)	2,795
Holding company
Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, Mexico D.F. CP.05349
Telefónica de Contenidos, S.A.U. (SPAIN)	100.00%	—	1,865	(1,675)	—	(7)	22	2,242
Organization and operation of multimedia service-related activities and businesses
Don Ramón de la Cruz, 84 4ª Pta.- 28006 – Madrid
Latin American Cellular Holdings, B.V. (NETHERLANDS)	100.00%	—	281	2,708	218	—	586	1,747
Holding company
Strawinskylaan 3105, Atium 7th, Amsterdam

Name and corporate purpose	% Ownership		Share capital	Reserves	Dividends received	Income (loss)		Gross carrying amount
	Direct	Indirect				From operations	For the year
Telefónica Datacorp, S.A.U. (SPAIN)	100.00%	—	700	70	—	55	44	1,343
Telecommunications service provider and operator
Gran Via, 28—28013 Madrid
Telefónica Móviles Argentina Holding, S.A. (ARGENTINA)	75%	25%	306	674	143	536	318	856
Holding company
Ing Enrique Butty 240, piso 20-Capital Federal-Argentina
Inversiones Telefónica Móviles Holding, Ltd. (CHILE)	100.00%	—	752	(152)	—	—	249	741
Holding company
Miraflores, 130—12º—Santiago de Chile
Ecuador Cellular Holdings, B.V. (NETHERLANDS)	100.00%	—	46	(59)	58	—	31	581
Holding company
Strawinskylaan 3105, Atium 7th, Amsterdam
Atento Inversiones y Teleservicios, S.A. (SPAIN)	100.00%	—	24	20	34	(30)	24	256
Telecommunications service provider
C/ Santiago de Compostela, 94—28035 Madrid
O2 (Europe) Ltd. (UK)	100.00%	—	1,239	6,453	—	—	(97)	8,779
Wireless communications services operator
Wellington Street, Slough, SL1 1YP
Telefónica Centroamérica de Guatemala Holdings, S.A. (GUATEMALA) (1)	100.00%	—	280	(109)	24	36	26	238
Holding company
Bulevar Los Próceres 5-56 Zona 10, Unicentro nivel 10 – Guatemala City
Panamá Cellular Holdings, B.V. (NETHERLANDS) Holding company Strawinskylaan 3105, Atium 7th, Amsterdam	100%		40	44	2	—	21	238

Name and corporate purpose	% Ownership		Share capital	Reserves	Dividends received	Income (loss)		Gross carrying amount
	Direct	Indirect				From operations	For the year
Telefónica El Salvador Holding, S.A. de C.V. (EL SALVADOR) (1)	100.00%	—	149	(66)	—	—	(1)	161
Holding company
Alameda Roosvelt y Avenida Sur. Torre Telefónica nivel 10—San Salvador
Telefónica Móviles Puerto Rico, Inc. (PUERTO RICO)	100.00%	—	107	(107)	—	—	—	110
Ownership of shareholdings in cellular operators in Puerto Rico
Metro Office Park Calle Edificio #17, Suite 600—00968 Guaynabo
Telefónica Global Technology, S.A. (formerly Ateseco Comunicación, S.A.) (SPAIN)	100.00%	—	10	53	—	(4)	(5)	121
Gloabl management and operation of IT systems
Gran Vía, 28—28013 Madrid
Telefónica Digital España, S.L. (formerly Terra Networks Asociadas, S.L.) (SPAIN)	100.00%	—	7	(20)	—	(2)	2	65
Holding company
Gran Via, 28—28013 Madrid
Guatemala Cellular Holdings, B.V. (NETHERLANDS)	100.00%	—	17	4	3	—	5	30
Holding company
Strawinskylaan 3105, Atium 7th, Amsterdam
Taetel, S.L. (SPAIN)	100.00%	—	28	6	1	—	1	28
Acquisition, ownership and disposal of shares and stakes in other companies
Gran Via, 28—28013 Madrid
Telefónica Gestión de Servicios Compartidos España, S.A. (SPAIN)	100.00%	—	8	39	—	8	6	24
Management and administrative services rendered
Gran Via, 28—28013 Madrid
Telefónica Capital, S.A. (SPAIN) Finance company Gran Via, 28—28013 Madrid	100%	—	7	94	—	(1)	—	34

Name and corporate purpose	% Ownership		Share capital	Reserves	Dividends received	Income (loss)		Gross carrying amount
	Direct	Indirect				From operations	For the year
Lotca Servicios Integrales, S.L. (SPAIN) Holding and operation of aircraft and aircraft leases. Gran Via, 28—28013 Madrid	100.00%	—	17	(5)	—	2	—	17
Comet, Compañía Española de Tecnología, S.A. (SPAIN) Promotion of business initiatives and holding of real estate assets Villanueva, 2 duplicado planta 1ª Oficina 23—28001 Madrid	100.00%	—	5	4	—	—	—	14
Telefónica Finanzas, S.A.U. (TELFISA) (SPAIN) Integrated cash management, consulting and financial support for Group companies Gran Vía, 30—4ª Plta.—28013 Madrid	100.00%	—	3	47	—	(1)	3	13
Telefónica Móviles Soluciones y Aplicaciones, S.A. (CHILE) IT and communications services provider Avenida del Cóndor Nº 720, piso 4, comuna de Huechuraba, Santiago de Chile	100.00%	—	10	(3)	—	—	1	11
Centro de Investigación y Experimentación de la Realidad Virtual, S.L. (SPAIN) Design of communications products Vía de Dos Castillas, 33—Comp. Ática Ed. 1, 1ª Plta. Pozuelo de Alarcón—28224 Madrid	100.00%	—	—	N/A	—	N/A	N/A	10
Telefónica Ingeniería de Seguridad, S.A. (SPAIN) Security services and systems Condesa de Venadito, 1—28027 Madrid	100.00%	—	7	1	—	—	—	15
Telefónica Investigación y Desarrollo, S.A.U. (TIDSA) (SPAIN) Telecommunications research activities and projects Ronda de la Comunicación, s/n – 28050 Madrid	100.00%	—	6	54	—	(7)	(5)	6
Venturini España, S.A. (SPAIN) Property leasing Avda. de la Industria, 17 Tres Cantos—28760 Madrid	100.00%	—	3	1	—	—	—	4

Name and corporate purpose	% Ownership		Share capital	Reserves	Dividends received	Income (loss)		Gross carrying amount
	Direct	Indirect				From operations	For the year
Telfisa Global, B.V. (NETHERLANDS) Integrated cash management, consulting and financial support for Group companies Strawinskylaan 1259 ; tower D ; 12th floor 1077 XX—Amsterdam	100.00%	—	—	2	2	(1)	3	2
Telefónica de Centroamérica, S.L. (SPAIN) Dormant company Gran Via, nº 28, 28013 Madrid	100.00%	—	—	—	—	—	—	1
Fisatel Mexico, S.A. de C.V. (MEXICO) Integrated cash management, consulting and financial support for Group companies Boulevard Manuel Avila Camacho, 24—16ª Plta.—Lomas de Chapultepec—11000 Mexico D.F.	100.00%	—	—	2	—	—	—	—
Telefónica Emisiones, S.A.U. (SPAIN) Issuance of preferred securities and/or other financial debt instruments Gran Via, 28—28013 Madrid	100.00%	—	—	2	—	(2)	1	—
Telefónica Europe, B.V. (NETHERLANDS) Fund raising in capital markets Strawinskylaan 1259 ; tower D ; 12th floor 1077 XX—Amsterdam	100.00%	—	—	4	2	(1)	2	—
Telefónica Internacional USA Inc. (US) Financial advisory services 1221 Brickell Avenue suite 600—33131 Miami—Florida	100.00%	—	—	1	—	—	—	—
Telefónica International Wholesale Services II, S.L. (SPAIN) Telecommunications service provider and operator Ronda de la Comunicación, s/n—28050 Madrid	100.00%	—	—	(11)	—	(17)	(15)	12
Telefonica Luxemburgo Holding S.à.r.L. (LUXEMBOURG) Holding company 26, rue Louvingny, L-1946- Luxembourg	100.00%	—	8	323	—	7	6	84

Name and corporate purpose	% Ownership		Share capital	Reserves	Dividends received	Income (loss)		Gross carrying amount
	Direct	Indirect				From operations	For the year
Telefónica International Wholesale Services, S.L. (SPAIN) International services provider Gran Via, 28—28013 Madrid	92.51%	7.49%	230	23	—	17	9	213
Telefónica de Costa Rica TC, S.A. Wireless telephony operator Plaza Roble, Edificio Los Balcones 4to. Piso, San José, Costa	100.00%	—	127	7	—	(24)	(24)	127
Seguros de Vida y Pensiones Antares, S.A. (SPAIN) Life insurance, pensions and health insurance Ronda de la Comunicación, s/n Distito C Edificio Oeste 1, planta 9- 28050 Madrid	89.99%	10.01%	51	60	—	2	2	59
Corporation Real Time Team, S.L. (SPAIN) Internet design, advertising and consulting Claudio Coello, 32, 1º ext. – Madrid	87.96%	12.04%	—	N/A	—	N/A	N/A	12
Telefónica International Wholesale Services America, S.A. (URUGUAY) (1) Provision of high bandwidth communications services Luis A. de Herrera, 1248 Piso 4—Montevideo	74.36%	25.64%	562	(181)	—	(42)	(43)	325
Telefónica Czech Republic, a.s. (CZECH REPUBLIC) (*) Telecommunications service provider Za Brumlovkou 266/2,140 22 Praga 4-Michle Czech Republic	69.41%	—	833	1,285	365	424	332	3,468
Telefónica Móviles Panamá, S.A. (PANAMA) Wireless telephony services Edificio Magna Corp. Calle 51 Este y Avda Manuel María Icaza, Ciudad de Panamá	56.31%	43.69%	20	121	—	22	15	301
Aliança Atlântica Holding B.V. (NETHERLANDS) Holding company Strawinskylaan 1725 – 1077 XX—Amsterdan	50.00%	43.99%	40	11	6	—	3	22
Telefónica Móviles Colombia, S.A. (COLOMBIA) (1) Wireless operator Calle 100, Nº 7-33, Piso 15, Bogotá,Colombia	49.4%	50.6%	—	538	—	97	5	271

Name and corporate purpose	% Ownership		Share capital	Reserves	Dividends received	Income (loss)		Gross carrying amount
	Direct	Indirect				From operations	For the year
Sao Paulo Telecomunicaciones Participaçoes, Ltda Holding company Rua Martiniano de Caravalho, 851 20º andar, parte, Sao Paolo	44.72%	55.27%	3,813	411	91	(1)	190	3,092
Telefónica Brasil, S.A. (formerly Telecomunicaçoes de Sao Pualo, S.A.) (1)(*) Wireline telephony operator in Sao Paulo Sao Paulo	24.68%	49.21%	15,124	873	235	818	784	9,820
Telefónica Móviles del Uruguay, S.A. (URUGUAY) Wireless communications and services operator Constituyente 1467 Piso 23, Montevideo 11200	32.00%	68.00%	7	182	—	80	83	13
Pléyade Peninsular, Correduría de Seguros y Reaseguros del Grupo Telefónica, S.A. (SPAIN) Distribution, promotion or preparation of insurance contracts, operating as a broker Avda. General Perón, 38 Master II—17ª P.—28020 Madrid	16.67%	83.33%	—	—	1	3	4	—
Telefónica Móviles Argentina, S.A. (ARGENTINA) Wireless communications and services operator Ing Enrique Butty 240, piso 20-Capital Federal-Argentina	15.40%	84.60%	N/A	N/A	35	N/A	N/A	139
Telefónica Móviles Guatemala, S.A. (GUATEMALA) Provision of wireless, wireline and radio paging communications services Bulevar Los Próceres 20-09 Zona 10. Edificio Iberoplaza. Guatemala City	13.60%	86.38%	—	—	3	—	—	38
Telefónica Gestión de Servicios Compartidos, S.A. (ARGENTINA) Management and administrative services rendered Av. Ing. Huergo 723 PB—Buenos Aires	4.99%	95.00%	—	1	—	1	—	—
Telefónica de Argentina, S.A. (1) (ARGENTINA) (*) Telecommunications service provider Av. Ingeniero Huergo, 723, PB—Buenos Aires	1.80%	98.20%	185	232	—	232	140	23
Telefónica del Perú, S.A.A. (PERU) (1) (*) Operator of local, domestic and international long distance telephony services in Peru Avda. Arequipa, 1155 Santa Beatríz—Lima	0.15%	98.18%	691	262	—	121	120	2

Name and corporate purpose	% Ownership		Share capital	Reserves	Dividends received	Income (loss)		Gross carrying amount
	Direct	Indirect				From operations	For the year
Telcel, C.A. (VENEZUELA) (1) Wireless operator Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060	0.09%	99.91%	414	722	—	870	738	123
Telefónica Factoring España, S.A. (SPAIN) Factoring Pedro Teixeira, 8—28020 Madrid	50.00%	—	5	2	3	8	6	3
Telco, S.p.A. (ITALY) Holding company of a stake in Telecom Italia Galleria del Corso, 2—Milan	46.18%	—	2,186	1,051	—	(1)	(1,127)	2,315
Telefónica Factoring México, S.A. de C.V. SOFOM ENR (MEXICO) Factoring Mexico City	40.50%	9.50%	2	—	—	—	1	1
Telefónica Factoring Perú, S.A.C. (PERU) Factoring—Lima	40.50%	9.50%	1	1	—	—	1	1
Telefónica Factoring Colombia, S.A. (COLOMBIA) Factoring—Bogota	40.50%	9.50%	1	1	—	1	—	1
Telefónica Factoring Chile, S.A. Factoring Santiago City	40.50%	9.50%	—	1	—	1	—	—
Telefónica Factoring Do Brasil, Ltd. (BRAZIL) Factoring Avda. Paulista, 1106 – Sao Paulo	40.00%	10.00%	1	(1)	3	(2)	9	1
Jubii Europe N.V. (*) (formerly Lycos Europe, N.V.) Internet portal—In liquidation Richard Holkade 36, 2033 PZ Haarlem – Netherlands	32.10%	—	N/A	N/A	—	N/A	N/A	15
Torre de Collçerola, S.A. (SPAIN) Operation of a telecommunications mast and technical assistance and consulting services Ctra. Vallvidrera-Tibidabo, s/nº—08017 Barcelona	30.40%	—	6	—	—	—	—	2

Name and corporate purpose	% Ownership		Share capital	Reserves	Dividends received	Income (loss)		Gross carrying amount
	Direct	Indirect				From operations	For the year
Other investments	—	—	—	341	518	—	18	340
Total Group companies and associates								86,956

(1)	Consolidated data
(*)	Companies listed on international stock exchanges at December 31, 2011

N/A No data available

MANAGEMENT REPORT

TELEFÓNICA, S.A.

2011

ECONOMIC RESULTS

Telefónica is one of the world’s leading mobile and fixed communications services providers. Its strategy is to become the leader in the new digital world and transform the possibilities it brings into reality.

Against this backdrop and with the aim of reinforcing its growth story, actively participating in the digital world and capturing all the opportunities afforded by its scale and industrial and strategic alliances, a new organizational structure was approved in September. This new structure, which will become fully operational in 2012, will be as follows:

This new organization should bolster Telefónica’s place in the digital world, enabling it to tap any growth opportunities arising in this environment, drive innovation, strengthen the product and services portfolio and maximize the advantages afforded by its large customer bases in an increasingly connected world. In addition, the creation of a Global Resources operating unit ensures the profitability and sustainability of the business by leveraging economies of scale and driving Telefónica’s transformation into a fully global company.

Telefónica Europe’s and Telefónica Latin America’s objective is to shore up the results of the business and generate sustainable growth through available capacity, backed by the Global Corporation. The three differentiated segments –Telefónica Spain, Telefónica Europe and Telefónica Latin America– have been maintained for the presentation of this report as the organizational change took place virtually at the end 2011.

The growth strategy for the next few years is geared towards:

•	Improving the customer experience to continue increasing the number of accesses.

•	Leading growth:

•	Boosting the penetration of smart phones in all markets to accelerate the growth of mobile data, unlocking the value of increased data usage.

•	Defending the competitive position with a focus on fixed broadband, offering faster speeds, bundled offers and full IP voice and video services.

•	Leveraging growth opportunities arising in an increasingly digital environment, e.g. video, OTT, financial services, cloud computing.

•	Continuing efforts to transform the operating model:

•	Increasing network capacity in key markets through technological advances or acquisitions of spectrum.

•	Accelerating the transformation primarily through the systems area.

•	Progressing towards becoming a more on-line company.

•	Maximizing economies of scale to boost efficiency.

The Telefónica Group has operations in Spain, the United Kingdom, Germany, the Czech Republic, Ireland and Slovakia in Europe, as well as in Brazil, Mexico and several countries in Central America, Venezuela, Colombia, Peru, Argentina, Chile, Uruguay and Ecuador in Latin America.

Telefónica also has an industrial alliance with Telecom Italia and a strategic alliance with China Unicom, having increased its stake in China Unicom to 9.6% in 2011. In addition, the “Partners Program” was created in 2011 in line with the objective of unlocking the value of Telefónica’s scale. Three operators have already signed up for this program (Bouygues, Etisalat and Sunrise). This initiative makes a host of services available to selected operators under commercial terms that allow the partners to leverage Telefónica’s scale and to cooperate in key business areas (e.g. roaming, services to multinationals, procurement, handsets).

In addition to the explanation of 2011 results, the Telefónica Group holds significant direct and indirect stakes (of over 5% in all cases) in listed telecommunications companies other than in those in which it has control. These are: China Unicom, Telecom Italia, S.A., Zon Multimedia, S.p.A. and Hispasat, S.A.

Results of Telefónica, S.A.

Telefónica, S.A. obtained net profit of 4,910 million euros in 2011. Highlights of the 2011 income statement include:

•	Growth in revenue from operations year on year, primarily due to the following:

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Most of the contracts signed in 2008 for use of the Telefónica brand entailing royalties stipulated an increasing percentage for the years 2008 to 2011. The 2011 income statement included 618 million euros of revenue from royalties for use of the brand (518 million in 2010).

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Dividends received from Group companies and associates: the main amounts of which relate to Telefónica Europe, plc. (715 million euros), Telefónica de España, S.A.U. (2,430 million euros) and Telefónica Móviles España, S.A.U. (1,980 million euros).

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Interest income on loans to Group companies and associates, the main amounts of which relate to interest from Telefónica Móviles México, S.A. de C.V. of 145 million euros (188 million euros in 2010) and Telefónica de España, S.A.U. of 83 million euros (130 million euros in 2010).

•

Net financial expense totaled 2,314 million euros in 2011, compared to 1,711 million euros in 2010. This was mainly due to finance costs with Group companies and associates, of which the largest came from Telefónica Europe, B.V. amounting to 373 million euros (454 million euros in 2010) and Telefónica Emisiones, S.A.U. totaling 1,395 million euros (1,286 million euros in 2010).

Investment activity

2011

On March 25, 2011 the Boards of Directors of each of the subsidiaries controlled by Telefónica, Vivo Participações and Telesp, approved the terms and conditions of a restructuring process whereby all shares of Vivo Participações that were not owned by Telesp were exchanged for Telesp shares, at a rate of 1.55 new Telesp shares for each Vivo Participações share. These shares then became the property of Telesp, whereby Vivo Participações then became a wholly owned subsidiary of Telesp. The restructuring process was approved by the shareholders of Vivo Participações at the Extraordinary General Shareholders’ Meeting held on April 27, 2011 and by the shareholders of Telesp at the Extraordinary General Shareholders´ Meeting held on the same date following authorization by the Brazilian telecommunications regulator, Anatel.

At that date, Telefónica, S.A. held a direct stake of approximately 60% in Vivo Participaçoes, Ltda., valued at 13,021 million euros, subsequent to the liquidation by absorption of Portelcom Participaçoes, S.A., PTelecom Brasil, S.A. and Telefónica Brasil Sul Celular Participaçoes, Ltda.

On June 14, 2011, the Boards of Directors of Vivo Participações and Telesp approved a restructuring plan whose objective was to simplify the corporate structure of both companies and foster their integration, eliminating Vivo Participações from the corporate chain through the incorporation of its total equity into Telesp, and concentrating all mobile telephony activities in Vivo, S.A. (now a direct subsidiary of Telesp).

This deal was submitted for consideration by the Brazilian telecommunications regulator and finally approved at the General Shareholders’ Meetings of both companies on October 3, 2011. The company arising from the merger changed its name to Telefónica Brasil, S.A.

Following the share exchange, a partial contribution was made to Sao Paulo Telecommunicaçoes (SPT), leaving the direct stake in Telesp at 24.68%. All the aforementioned transactions were performed at the carrying amounts.

On June 27, 2011, Telefónica, S.A. performed a capital increase of 1,285 million Mexican pesos (76 million euros). In October 2011, several more capital increases were carried out, totaling 1,832 million Mexican pesos (100 million euros).

In late 2010, the Telefónica Group was awarded a mobile telephone license in Costa Rica. Until that date, the Group had no operations in that country. To operate under this license, on February 14, 2011 Telefónica, S.A. incorporated the company Azules y Platas, S.A., with 2 million US dollars. The Company made an additional contribution to equity of 6 million euros on February 15, 2011, as well as a capital increase of 170 million US dollars on June 26, 2011. The euros value of the three aforementioned capital increases is 127 million euros. On September 22, 2011 the change of name of this company, to Telefónica de Costa Rica, S.A., was formally entered in the pertinent mercantile registry.

On September 26, 2011, Telefónica, S.A. injected a further 80 million euros of equity into Casiopea Re, S.A.

In 2011, equity swap contracts were partially cancelled through the sale of 33 million shares in Portugal Telecom, generating gains of 13 million euros. These gains were recognized under the income statement caption “Gains (losses) on disposal and other gains and losses”. Given that the listed price of these shares dropped considerably in the second half of the year, the Company made a financial provision amounting to 135 million euros, recognized under the income statement caption “Impairment and gains (losses) on disposal of financial instruments”. In October 2011, in view of the adverse outlook published for this stock by financial analysts, the Company decided to extend the equity swap contracts and reclassified the net carrying amount of the direct stake in Portugal Telecom (which continued to be 2.02%) and the remaining portion of the equity swap contracts, totaling both stakes, direct and indirect an amount of 235 million euros, to “Available-for-sale assets”.

At each year end, the Company reviews its subsidiaries’ business plans and cash flows derived there from and, based on the value of each company, estimates whether to recognize an impairment of these investments. In 2011, a write-down of 1,606 million euros was recognized as a result of this review. This amount reflects the net effect of the following: (a) the reversal of the impairment loss recorded for Telefónica Europe, plc. (1,279 million euros), less 120 million euros for the effect of the net investment hedge; (b) the write-down of 2,085 million euros in Telefónica Móviles México, S.A. de C.V.; (c) the write-down of 629 million euros made in Telco, S.p.A. to reflect the decrease in value of the stake in Telecom Italia, along with the effect of recovering part of the operational synergies during the year.

In 2011, Telefónica, S.A. adjusted the cost of its investment in Banco Bilbao Vizcaya Argentaria, S.A. by 80 million euros, in order to bring the cost per share in line with the fair value. This adjustment was taken directly to the income statement, under “Gain (loss) on available-for-sale financial assets recognized in the period”, with no impact on the statement of recognized income and expenses.

2010

On February 10, 2010 Irish company Telfin Ireland Ltd. was incorporated by means of a 919 million euro contribution by Telefónica, S.A. (its sole shareholder). On April 28, 2010, Telefónica, S.A. injected a further 243 million euros of equity into this company. Then on May 21, 2010, Telefónica, S.A. injected a further 1,379 million euros and on June 24, 2010 another 869 million euros. These funds were used by Telfin Ireland, Ltd. to finance other Group companies in transactions performed during 2010.

On July 28, 2010 Telefónica, S.A. and Portugal Telecom, SGPS, S.A. reached an agreement for the acquisition by Telefónica, S.A. of 50% of the share capital of Brasilcel, N.V. (a company in which Portugal Telecom and Telefónica had equal joint interests until that date, and which held approximately 60% of the share capital of the Brazilian company Vivo Participações, S.A.). The agreed acquisition price was 7,500 million euros, of which the last 2,000 million euros were paid on October 31, 2011. On the purchase date, the company declared its intention to absorb in a single act Brasilcel, N.V. This agreement also established inter alia that Portugal Telecom waived the declared dividend payable by Brasilcel, N.V. amounting to 49 million euros, which was recognized as a reduction in the cost of this acquisition. Taking into account the conditions established, the discounted price at which this acquisition was recognized was 7,419 million euros.

Subsequently, on September 28, 2010 the two boards of directors approved the merger of Telefónica and Brasilcel, N.V., which was recognized on that date. This merger was entered in the Mercantile Registry on December 21, 2010 and gave rise to a reserve of 3,602 million euros, reduced by 49 million euros corresponding to the aforementioned dividends. The net amount by which Telefónica, S.A.’s equity was affected by this transaction was therefore 3,553 million euros.

In 2010, Telefónica, S.A. took the stake in Banco Bilbao Vizcaya Argentaria, S.A. of 191 million euros and in Zon Multimedia Serviços de Telecomunicaçoes e Multimedia, S.G.P.S., S.A. of 52 million euros to profit and loss. These transfers were recognized in “Gain (loss) on available-for-sale financial assets recognized in the period”.

SHARE PRICE PERFORMANCE

The sovereign debt crisis across Europe, which led to Portugal’s bailout and Greece’s application for a second rescue package, lingering doubts regarding financial stability in the rest of the European peripherals and pressure from rating agencies caused Europe’s main stock indices to retreat in 2011 (AthexComposite: -51.9%; PSI-20: -27.6%; FTSEMIB: -25.2%; EStoxx-50 -17.1%; CAC-40 -17.0%; DAX -14.7%; Ibex-35 -13.1% and FTSE-100 -5.6%).

Shaping market performance in 2011 was the sovereign debt crisis, especially in southern Europe. For instance, Spain’s benchmark 10-year bond ended 2011 yielding 5.1% (5.5% at the end of 2010), leaving the spread with the German bund at 325.9 basis points (248.9bp at the end of 2010). Portugal’s bond spread at year end stood at 1,153.3bp (compared to 363.bp at the end of 2010), Italy’s at 528bp (compared to 185.1bp) and Greece’s at 3,313.5bp (compared to 950.9bp).

Telefónica’s share price closed 2011 down 21.1% at 13.39 euros per share. It underperformed its European sector benchmark index by 6.2%, mostly due to macroeconomic risk in Spain given the country’s high exposure to southern Europe, and to Vodafone’s 7.9% gain given its large index weight. Europe’s other main operators also ended the year poorly, with France Telecom down by 22.2%, KPN by 15.3%, Telecom Italia by 14.6% and Deutsche Telekom by 8.2%. Telefónica’s total return, however, was only 12.1% lower including the dividends paid in 2011 (0.75 euros per share on May 6, 2011 and 0.77 euros per share on November 7, 2011).

At the end of 2011, Telefónica was the world’s seventh largest telecommunications company by market cap (61,089 million euros) and 65th among the 100 largest companies in the world of any kind.

Daily trading volume in Telefónica shares on Spain’s continuous market was 56.4 million shares in 2011 (59.8 million shares in 2010).

RESEARCH, DEVELOPMENT AND INNOVATION

Telefónica remains firmly committed to technological innovation as a core means to generating competitive advantages, anticipating market trends and the differentiation of its products. By introducing new technologies and developing new products and business processes, the Group seeks to become more effective, efficient and customer-oriented.

Telefónica has developed an open innovation model for the management of technological innovation to boost the application of technical research in the development of new commercial products and services. The Group focuses on certain applied research and development (R&D) priorities that are aligned with its strategy. Open innovation initiatives driving this model include the creation of a venture capital fund and involvement in business collaboration forums, among others. The model also promotes the use of knowledge developed at technology centers, universities and start-ups, among other sources, and encourages innovation in conjunction with other agents (e.g. customers, universities, public administrations, suppliers, content providers and other companies), making them “technological partners.” The Company believes it cannot rely solely on acquired technology to differentiate its products from those of its competitors and to improve its market positioning. Telefónica also considers it is important to encourage R&D initiatives in an effort to achieve this differentiation and make inroads in other innovation activities. The Telefónica Group’s R&D policy is geared towards:

•	developing new products and services in order to win market share;

•	boosting its customers’ loyalty;

•	driving revenue growth;

•	enhancing innovation management;

•	improving business practices;

•	increasing the quality of its infrastructure services to improve customer service and reduce costs;

•	promoting global products;

•	supporting open innovation; and

•	creating value from the technology generated.

In 2011, the technological innovation projects being undertaken focused on sustainable innovation, process efficiency, creation of new revenue streams, customer satisfaction, consolidation of the Group’s operations in new markets, and technological leadership.

Technical innovation activities are a key part of Telefónica’s strategy of creating value through broadband communications and services, the IP network, wireless networks and new generation networks (fiber optic).

In 2011, projects were being undertaken to promote greater access to information technology, new services focused on new internet business models, advanced user interfaces, mobile television and other broadband services. These initiatives, among others, were built on the basis of rapid identification of emerging technologies that could have a relevant impact on the Group’s businesses and the testing of these technologies in new services, applications and platform prototypes.

Most of the R&D activities are carried out by Telefónica Investigación y Desarrollo, S.A.U., (Telefónica I+D), a wholly-owned subsidiary, which works mainly for the Group’s lines of business. In its operations, Telefónica I+D receives the assistance of other companies and universities. Telefónica I+D’s mission is centered on enhancing competitiveness by leveraging technological innovation and product development. Telefónica I+D undertakes experimental and applied research and new product development with the overriding goal of broadening the Group’s range of services offered and reducing its operating costs. It also provides technical assistance to operations in Latin America and Europe.

Telefónica I+D’s technological innovation activities focus on certain areas:

•	Natural P2P communication of the future, using the Internet, Web 2.0 and smart phones.

•	Video and multimedia services (combining text, audio, images and video) offering a user experience in all connected devices.

•	Advanced solutions in emerging ITC businesses such as e-health, and remote patient support or monitoring.

•	M2M (machine-to-machine) service management associated with energy efficiency and mobility.

•	Cloud computing, which makes intensive use of resources available on the Web to develop, publish, commercialize and distribute applications.

•

Making use of user communication profiles to exploit opportunities to operate different products and business models (marketing campaigns, target marketing, contextual services, churn reduction, cross-selling, etc.)

•

Network and architecture services as a new global infrastructure shared by all business lines to cut operating and maintenance costs, on which the Group can roll out new services and provide greater capacity amid increasing demand for mobile data, video content and the shift from people-based Internet to an object-based Internet.

At December 31, 2011, Telefónica I+D had 653 employees and collaborated with skilled professionals from over 80 companies and more than 50 universities.

Research and development costs at Telefónica amounted to 983 million euros and 797 million euros in 2011 and 2010, respectively, representing 1.6% and 1.3% of the Group’s consolidated revenue, respectively. These figures were calculated using guidelines of the Organization for Economic Co-operation and Development (OECD).

Telefónica registered 95 patents in 2011, of which 57 were registered with the Spanish Patent Office and 38 with patent offices in the European Union, the US and with other international patent offices.

FINANCING

The main financing transactions undertaken in the bonds market in 2011 are as follows:

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Under Telefónica Emisiones, S.A.U.’s European Medium Term Note (“EMTN”), Telefónica, S.A. guaranteed the issue of debt instruments for a global amount of 2,370 million euros, with the following features:

Issue date	Maturity date	Amount (nominal)	Currency of issue	Coupon
02/07/2011	02/07/2017	1,200,000,000	EUR	4.750%
03/21/2011	02/07/2017	100,000,000	EUR	4.750%
11/03/2011	02/03/2016	1,000,000,000	EUR	4.967%
11/04/2011	11/04/2016	7,000,000,000	JPY	2.8247%

•

Under Telefónica Emisiones, S.A.U.’s debt issue program registered with the United States Securities Exchange Commission (SEC), Telefónica, S.A. guaranteed the issues of debt instruments for a global amount equivalent to 2,750 million US dollars (equivalent to approximately 2,125 million euros), with the following features:

Issue date	Maturity date	Amount (nominal)	Currency of issue	Coupon
02/16/2011	02/16/2016	1,250,000,000	USD	3.992%
02/16/2011	02/16/2021	1,500,000,000	USD	5.462%

The main financing transactions carried out in the banking market in 2011 are the following:

•

On May 3, 2011, Telefónica, S.A. signed a long-term line of credit for an aggregate amount of 376 million US dollars at a fixed rate and guaranteed by the Finnish Export Credits Guarantee Board (Finnvera). This line of credit is structured into four tranches: a tranche of 94 million US dollars maturing on January 30, 2020, another of 90 million US dollars maturing on July 30, 2020, a third of 94 million US dollars maturing on January 30, 2021, and a fourth of 98 million US dollars maturing on July 30, 2021. At December 31, 2011, none of this credit had been drawn down; and

•

On May 12, 2011 Telefónica, S.A. signed an amendment to the syndicated loan agreement entered into on July 28, 2010 whereby it was agreed that, in exchange for the additional payment of certain fees and an upward adjustment to applicable interest rates, of the 5,000 million euros that would initially mature in July 2013, 2,000 million euros would be extended for another year, i.e. until July 2014, and another 2,000 million for a further three years, i.e. until July 2016. At December 31, 2011, this line of credit had been drawn down by 8,000 million euros (6,000 million euros at December 31, 2010).

TRANSACTIONS WITH TREASURY SHARES

At December 31, 2011 and 2010, Telefónica, S.A. held the following treasury shares:

	Number of shares	Euros per share		Market value (1)%
		Acquisition price	Trading price
Treasury shares at 12/31/11	84,209,363	15.68	13.39	1,127	1.84508%

(1) Millions of euros

	Number of shares	Euros per share		Market value (1)%
		Acquisition price	Trading price
Treasury shares at 12/31/10	55,188,046	17.01	16.97	937	1.20920%

(1) Millions of euros

The movement in treasury shares of Telefónica, S.A. in 2010 and 2011 is as follows:

Number of shares
Treasury shares at 12/31/09	6,329,530
Acquisitions	52,650,000
Disposals	(827,047)
Delivery PSP Phase II (Note 19.3)	(2,964,437)

Treasury shares at 12/31/10	55,188,046

Acquisitions	55,979,952
Disposals	(24,058,446)
Delivery PSP Phase III (Note 19.3)	(2,900,189)

Treasury shares at 12/31/11	84,209,363

Furthermore, at December 31, 2011, one Telefónica, S.A. share is held by Telefónica Móviles Argentina, S.A. (16,896 treasury shares held by Telefónica Móviles Argentina, S.A. at December 31, 2010).

The amount paid to acquire treasury shares in 2011 and 2010 was 822 million euros and 897 million euros, respectively.

On June 30, 2011 and July 4, 2011, following the end of the third phase of the Performance Share Plan (PSP), a total of 2,446,104 treasury shares were added, corresponding to two financial instruments arranged by the Company to meet its obligations to deliver treasury shares to managers and executives. The gross number of shares linked to the Plan amounted to 4,166,304 shares, with a net 2,900,189 shares finally delivered (32.6 million euros).

On June 30, 2010, subsequent to the maturing of the second phase of the Performance Share Plan (PSP) a total of 2,964,437 treasury shares were delivered at a price of 16.93 euros per share (50.1 million euros).

Expanding on the existing strategic alliance, on January 23, 2011, Telefónica, S.A. and China Unicom (Hong Kong) Limited (“China Unicom”) signed an extension to their Strategic Partnership Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. In 2011, Telefónica acquired through its subsidiary Telefónica Internacional, S.A.U. 2011 282,063,000 shares of China Unicom amounting to 358 million euros. In recognition of China Unicom’s stake in Telefónica, approval was given at Telefónica’s General Shareholders’ Meeting held on May 18, 2011 for the appointment of a board member named by China Unicom.

Treasury shares sold in 2011 and 2010 amounted to 445 million euros and 14 million euros, respectively. The sales for 2011 included 371 million euros in respect of the Strategic Partnership Agreement with China Unicom, referred to above.

At the date of authorization for issue of these financial statements, Telefónica held 234 million call options on treasury shares subject to physical settlement (190 million and 160 million options on treasury shares at December 31, 2011 and 2010, respectively).

The Company also holds a derivative on approximately 26 million Telefónica shares, subject to net settlement, recognized under “Derivative financial liabilities” (current) on the balance sheet.

RISKS AND UNCERTAINTIES FACING THE COMPANY

The Telefónica Group’s business is conditioned by a series of intrinsic risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The risks described below are the most significant:

Group-related risks

— Country risk (investments in Latin America). At December 31, 2011, approximately 48.5% of the Telefónica Group’s assets were located in Latin America. In addition, approximately 46.5% of its revenues from operations for 2011 were derived from its Latin American operations. At December 31, 2011 approximately 54.5% of its assets and 49.0% of the income from the Latin American segment were derived from its Brazil transactions. The Telefónica business is especially sensitive to any of the risks related to Latin America described in this section, particularly if they affect or arise in Brazil.

The Group’s investments and operations in Latin America could be affected by a series of risks related to economic, political and social factors in these countries, collectively denominated “country risk,” including risks related to the following:

•

government regulation or administrative polices, as well as the terms of licenses and concessions under which the Telefónica Group operates, may change unexpectedly and negatively affect the economic conditions or business environment in which it operates, and, therefore, the Group’s interests in such countries;

•	inflation may rise, currencies may be devalued or may depreciate or currency restrictions and other restraints on transfer of funds may be imposed;

•	governments may expropriate or nationalize assets or increase their participation in the economy and companies;

•	economic downturns, political instability and civil disturbances may negatively affect the Telefónica Group’s operations in such countries.

— Foreign currency and interest rate risk. The Telefónica Group’s business is exposed to various types of market risks, above all the impact of changes in interest rates or foreign currency exchange rates.

The Telefónica Group uses a variety of strategies to manage this risk, mainly through the use of financial derivatives, which themselves are also exposed to risk. These risk management strategies may not achieve the desired effect, while these hedges are exposed to counterparty risk.

— Dependence on external sources of financing. The performance, expansion and improvement of networks, the development and distribution of the Telefónica Group’s services and products, as well as the development and implementation of new technologies or the renewal of licenses require a substantial amount of financing.

The evolution of financial markets in terms of liquidity, cost of credit, access and volatility, continues to be overshadowed by persisting uncertainty regarding certain factors such as the pace of the economic recovery, the health of the international banking system or the increasing concerns regarding the burgeoning deficits of some European countries. Worsening conditions in international financial markets due to any of these factors may make it more difficult and more expensive for the Telefónica Group to refinance its debt –at December 31, 2011, average net debt maturing in the next six years is approximately 6,850 million euros per year– or take on additional debt if necessary.

In addition, the capacity to raise capital in the international capital markets would be impaired in terms of access and cost if Telefónica’s credit ratings were downgraded. Nonetheless, after the downgrade to the long-term credit rating, funds were raised in the capital markets through Telefónica Emisiones, S.A.U. in 2011 for an aggregate amount of 4,495 million euros. In February 2012, it tapped the European market with a 1,500 million euro issue of bonds maturing February 21, 2018 with an annual coupon of 4.797%.

Moreover, the current market conditions could make it harder to renew existing undrawn bilateral credit lines, 24% of which, at December 31, 2011 initially mature prior to December 31, 2012. Finally, the current financial situation could make it more difficult and costly to raise additional equity capital from shareholders.

Risks related to the Group’s industry

— Current global economic situation. The Telefónica Group’s business is impacted by general economic conditions in each of the countries in which it operates. The uncertainty about whether the economic recovery will continue may negatively affect the level of demand of existing and prospective customers, as customers may no longer deem critical the services offered by the Group. The main macroeconomic factors that could have an adverse impact on consumption and, accordingly, demand for services and the Telefónica Group’s results include the dearth of credit as banks adjust their balance sheets, trends in the labor market, further erosion of consumer confidence, with an immediate increase in saving rates, or needs for greater fiscal adjustment, which would undermine household income levels. This risk is high in Europe, but basically negligible in the rest of the countries where the Telefónica Group operates.

Similarly, the sovereign debt crisis in certain Euro Area countries and rating downgrades in some of these should be taken into account. Any further deterioration in sovereign debt markets or greater restrictions on credit in the banking sector could have an adverse impact on Telefónica’s ability to raise financial and/or obtain liquidity. This could have an adverse impact on the Group’s businesses, financial position, results or cash flow.

In addition, there could be other possible follow-on effects from the economic crisis on the Group’s business, including insolvency of key customers or suppliers.

— Highly regulated markets. As a multinational telecommunications company that operates in regulated markets, the Telefónica Group is subject to different laws and regulations in each of the jurisdictions in which it provides services and in which supranational regulators such as the European Union and national, state, regional and local authorities intervene to varying degrees and as appropriate. This regulation is strict in the countries in which the Company holds a dominant position.

In Europe, wholesale mobile network termination rates came down in 2011. There were considerable reductions in many of the countries where the Group operates, notably in the UK (with a final reduction scheduled for 2015 and a decrease in prices compared to the end of 2010 of over 83%) and Germany (cuts of over 50% since December 2010). In Spain, in December 2011, the regulator (CMT) launched a public consultation on mobile network call termination rates, proposing a reduction of between 75% and 80%.

Other services with regulated prices include SMS and call roaming. In this case, a declining scale for maximum wholesale and retail prices is in place, with Telefónica already having been forced to cut the maximum prices of voice calls, text messages and wholesale roaming prices by 2012 by 11.43%, 36.36% and 60%, respectively, from those in force in mid 2011. In July, the European Commission released a proposal for a review of the Roaming Regulation aimed at achieving a long-term solution. According to this proposal, from July 2014, mobile operators would be forced to separate the sale of roaming services from their domestic services. This would allow users to choose a different operator for calls made in other Member States. The proposal includes a transitional period during which the current maximum prices would be applied until the structural measure is implemented. Retail data roaming prices would also include new caps.

Finally, regarding net neutrality, the Commission released a report on net neutrality in which it maintains the non-regulatory alternative. It did, however, pose the need to know and supervise operators’ traffic management practices. Moreover, the Commission turned to BEREC to draft a set of guidelines for transparency and minimum quality of service standards.

Nevertheless, regulators could also adopt at any time measures or additional requirements to reduce roaming prices and fixed and/or mobile termination rates, and force Telefónica to provide third-party access to its networks.

Moreover, in Latin America there is a move to review –and reduce– mobile network termination prices. For instance, reductions have been approved in Mexico and Chile of 61% and 60%, respectively. In Brazil, in October 2011, the regulator (Anatel) approved the fixed-mobile rate adjustment regulation, which entails a gradual reduction of these rates by applying a CPI- factor. This reduction factor is 18% in 2012, 12% in 2013 and 10% in 2014. The absolute decrease in public rates must be passed on to mobile interconnection rates (VU-M). In addition, there is a trend toward reductions in termination rates in Peru, Venezuela and Colombia.

Meanwhile, the regulatory landscape in Europe has changed as a consequence of the approval in 2009 of the European Union’s common regulatory framework, which had to be transposed into national law by Member States by May 2011. At the date of preparation of this document, of the countries in which the Telefónica Group operates, Spain and Germany had yet to transpose this community law. The regulatory principles established suggest that the new frameworks in each Member State could result in increased regulatory pressure on the local competitive environment. This framework supports the possibility of national regulators, in specific cases and under exceptional conditions, establishing the functional separation between the wholesale and retail businesses of operators with significant market power and vertically integrated operators, whereby they would be required to offer equal wholesale terms to third-party operators that acquire these products.

The recommendation on the application of the European regulatory policy to next-generation broadband networks drawn up by the European Commission could play a key role in the incentives for operators to invest in net fixed broadband networks in the short and medium term, thus affecting the outlook for the business and competition in this market segment. The European Commission is currently recording the respective recommendations on cost accounting and non-discrimination which could apply more regulatory pressure to fixed operators.

Meanwhile, as the Group provides most of its services under licenses, authorizations or concessions, it is vulnerable to economic fines for serious breaches and, ultimately, revocation or failure to renew these licenses, authorizations or concessions or the granting of new licenses to competitors for the provisions of services in a specific market.

The Telefónica Group pursues their renewal to the extent provided by the contractual conditions, though it cannot guarantee that it will always complete this process successfully or under the most beneficial terms for the Group. In many cases it must satisfy certain obligations, including, among others, minimum specified quality standards, service and coverage conditions and capital investment. Failure to comply with these obligations could result in the imposition of fines or even revocation or forfeiture of the license, authorization or concession.

In addition, since the Telefónica Group holds a leading market share in many of the countries where it operates, the Group could be affected by regulatory actions of antitrust or competition authorities. These authorities could prohibit certain actions, such as making further acquisitions or continuing to engage in particular practices or impose fines or other penalties on the Company, which, if significant, could result in loss of market share and/or in harm to future growth of certain businesses.

— Highly competitive markets and markets subject to constant technological development. The Telefónica Group operates in markets that are highly competitive and subject to constant technological development. Therefore, it is subject to the effects of actions by competitors in these markets and its ability to anticipate and adapt to constant technological changes taking place in the industry.

To compete effectively with these competitors, the Telefónica Group needs to successfully market its products and services and respond to both commercial actions by competitors and other competitive factors affecting these markets, anticipating and adapting promptly to technological changes, changes in consumer preferences and general economic, political and social conditions. Failure to do so appropriately could have an adverse impact on the Telefónica Group’s financial position, operating results and cash flow.

New products and technologies arise constantly, while the development of existing products and technologies can render obsolete the products and services the Telefónica Group offers and the technology it uses. This can force Telefónica to investment in the development of new products, technology and services so it can continue to compete effectively with current or future competitors. This can reduce the revenue margins it obtains. In this respect, margins from traditional voice and data business are shrinking, while new sources of revenues are arising from mobile internet.

One technology that telecommunications operators, including Telefónica (in Spain and Latin America), are focused on is the new FTTx-type network, which offers broadband access using optical fiber with superior services, e.g. internet speed of up to 100mb or HD television services. However, hefty investment is required to deploy these networks, which entails fully or partially substituting the copper of the access loop with fiber optics. As things stand now, scant demand for the capabilities offered by these new networks to end users could make it difficult to quantify the return on investment and justify the high investment.

In addition, many of these network upgrade tasks and the ability to offer new products or services are not entirely under the Telefónica Group’s control and could be constrained by applicable regulation.

— Limitations on spectrum capacity could be costly and curtail growth. Telefónica’s mobile operations in a number of countries may rely on the availability of spectrum. The Company’s failure to obtain sufficient or appropriate capacity and spectrum coverage, and assume the related costs of obtaining this capacity, could have an adverse impact on the quality of services and on the Company’s ability to provide new services, potentially adversely affecting the Group’s financial position and results of operations.

Specifically, in Germany, the regulator launched a public consultation to identify demand for spectrum in the 900 MHz and 1800 MHz frequencies from 2017. A decision in this respect is expected for 2013. Regarding the allocation of new spectrum and the related costs, in 2011, additional spectrum was awarded in Spain covering all bands attributed to mobile services for a total costs for all blocks of approximately 842 million euros.

— Supplier failures. As a mobile and fixed telephony operator and provider of telecommunications services and products, the Telefónica Group, like other companies in the industry, depends upon a small number of major suppliers for essential products and services, mainly network infrastructure and mobile handsets. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements.

If these suppliers fail to deliver products and services to the Telefónica Group on a timely basis, it could jeopardize network deployment and expansion plans, which in some cases could adversely affect the Telefónica Group’s ability to satisfy its license terms and requirements or have an adverse impact on the Telefónica Group’s businesses and the results of its operations.

— Risks associated with unforeseen network interruptions. Unanticipated network interruptions as a result of system failures whether accidental or otherwise, including due to network, hardware or software failures, which affect the quality of or cause an interruption in the Telefónica Group’s service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, penalties or other measures imposed by regulatory authorities and could harm the Telefónica Group’s reputation.

Telefónica attempts to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and building security. However, these measures are not always effective. Although the Telefónica Group carries business interruption insurance, its insurance policy may not provide coverage in amounts sufficient to compensate for potential losses.

— Electromagnetic radio emissions and possible health risks. Currently, there is significant public concern regarding alleged potential effects of electromagnetic fields, emitted by mobile telephones and base stations, on human health.

This social concern has caused certain governments and administrations to take measures that have hindered the deployment of the infrastructures necessary to ensure quality of service and affected the deployment criteria of new networks.

In May 2011, the specialized body of the World Health Organization in research on cancer (IARC) recently classified electromagnetic fields of mobile telephony as “possibly carcinogenic,” a classification which also includes products such as coffee and pickled foods. The World Health Organization subsequently indicated, in its fact sheet no. 193 published in June 2011, that to date it cannot be confirmed that the use of a mobile telephone has adverse effects on health, although it was announced that in 2012 a formal assessment of this risk will be conducted, taking into account all scientific evidence available.

Regardless of the scientific evidence that may be obtained and even though the Telefónica Group has considered these risks and has a action plan of the various countries in which it provides services to assure compliance of codes of good practices and relevant regulations, this concern, which may affect the capacity to capture or retain customers or may discourage the use of the mobile telephone, should not be ruled out.

The adoption of new measures by governments or administrations or other regulatory interventions in this respect that may also arise in the future may adversely affect the Group’s business, financial position, results and cash flow.

— Risk of asset impairment. The Telefónica Group reviews on an annual basis, or more frequently where the circumstances require, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future cash flows expected, including, in some cases synergies included in acquisition cost. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to the estimates made and recognize impairment losses in goodwill, intangible assets or fixed assets. Although the recognition of impairments of property, plant and equipment, intangible assets and financial assets result in a non-cash charge on the income statement, it could adversely affect the Telefónica Group’s results of operations. In this respect, the Telefónica Group has taken impairment losses on certain of its investments, affecting the results of the year when they were made. In 2011, an impairment loss was recognized on the stake in Telco, S.p.A. which, coupled with the impact of the recovery of part of the operational synergies considered in the investment, resulted in a negative impact of 629 million euros.

Other risks

— Litigation and other legal proceedings. Telefónica and Telefónica Group companies are party to lawsuits and other legal proceedings in the ordinary course of their businesses, the financial outcome of which is unpredictable. An adverse outcome in, or any settlement of, these or other proceedings could result in significant costs and may have a material adverse effect on the Telefónica Group’s business, financial condition, results of operations and cash flow.

TREND EVOLUTION

Telefónica is an integrated diversified telecommunications group that offers a wide range of services, mainly in Spain, Europe, and Latin America. Its activity is based upon providing fixed and mobile services, Internet and data, pay TV and value added services, among others. The Group’s operations in 25 countries, managed through a regional organization geared towards certain businesses in global units, enable it to leverage its strong local positioning, as well as the advantages afforded by its scale, two features that have been reinforced by the opportunities arising from its holdings in and strategic alliances with China Unicom and Telecom Italia.

As a multinational telecommunications company that operates in regulated markets, Telefónica is subject to different laws and regulations in each of the jurisdictions in which it provides services. It can expect the regulatory landscape to continue to change in Europe as a consequence of the revised regulations resulting from the implementation of the review of the common regulatory framework currently in place in the European Union. In addition, it may also face pressure from regulatory initiatives in some European countries regarding tariffs, the reform of rights of spectrum use and allocation, issues related to the quality of service, and the regulatory treatment of new broadband infrastructure deployments.

Telefónica faces intense competition in most of its markets, and is therefore subject to the effects of actions taken by its competitors. The intensity of the competition may deepen, which could have an impact on tariff structures, consumption, market share and commercial activity and negatively affect the number of customers, revenues and profitability.

However, Telefónica is in a strong competitive position in most of the markets where it operates, enabling it to continue taking advantage of the growth opportunities that arise in these markets, such as by boosting both fixed and mobile broadband services and by furthering the development of services beyond connectivity, information technology services and related businesses. In this respect, Telefónica seeks to lead the industry by anticipating trends in the new digital environment.

As a result, Telefónica embarked on a restructuring in September 2011 with the aim of reinforcing its growth story, actively participating in the digital world and capturing the most of the opportunities afforded by its scale and industrial alliances. This new organization gave rise to two cross-cutting areas, Telefónica Digital and Telefónica Global Resources, in addition to the Telefónica Europe and Telefónica Latin America segments. This structure should bolster Telefónica’s place in the digital world, enabling it to tap any growth opportunities arising in this environment, drive innovation, strengthen the product and services portfolio and maximize the advantages afforded by its global customer bases in an increasingly connected world. In addition, the creation of a Global Resources operating unit ensures the profitability and sustainability of the business by leveraging economies of scale and driving Telefónica’s transformation into a fully global company. Telefónica Europe’s and Telefónica Latin America’s objective is to shore up the results of the business and generate sustainable growth through available capacity, backed by the Global Corporation.

In Spain, following the commercial positioning carried out at the end of 2011, Telefónica will continue to intensify its commercial commitment to offering quality services, increasing the effectiveness of its sales channels and further improving the quality and features of its networks to increase customer satisfaction through targeted commercial offerings that ensure the best response to their communications’ needs. In this respect, the Group will continue to boost innovation to offer the best products and services, drive the mobile and fixed broadband growth and bundling services to provide the best integrated communications solution in the market.

Efficiency will continue to play a very important role in all areas of management, both in commercial and operational areas, including systems, networks and processes. Telefónica will focus on its customers and their satisfaction, while continuing to remain committed to ensuring Telefónica Spain remains the best place to work.

In Latin America, Telefónica’s strategy is based on a regional model that captures growth and efficiency of scale without losing sight of the local management of the client. The mobile business will continue to play a fundamental role as an engine of regional growth. That is why Telefónica will continue to improve the capacity and coverage of its networks, adapting its distribution channel to enhance the quality of its offerings both in voice and data in order to keep and attract high-value customers. Regarding the fixed telephony business, Telefónica will encourage the increase of broadband speed and expand the supply of bundled services. Meanwhile, Telefónica will further advance efficiency, in operational and commercial terms, and attempt to achieve further synergies by implementing global, regional and local projects.

In Europe, customers will remain at the center of the Group’s strategy and management priorities in the region in order to guarantee a high level of customer satisfaction with its services. With the objective of offering customers the best value, Telefónica will boost the mobile and fixed broadband services, adding new products and services to its current services. In such a competitive market such as presently prevails, efforts will focus on reinforcing the Group’s market positioning. Another objective in coming years is to improve operating efficiency, for which Telefónica will roll out several local and regional initiatives, with the support of Telefónica Global Resources.

In summary, in the context of intense competition and regulatory pressure on pricing, Telefónica will continue strengthening its business model to make it more efficient and capture the synergies arising from the integrated approach of businesses, processes and technologies, while the Group will focus even more on the customer.

EVENTS AFTER THE REPORTING PERIOD

The following events regarding the Company took place between the reporting date and the date of preparation of the accompanying financial statements:

•

On January 5, 2012, Telefónica Europe, B.V. arranged financing guaranteed by Telefónica, S.A. with China Development Bank (CDB) for an aggregate amount of 375 million US dollars (equivalent to approximately 290 million euros) at a floating rate and maturing in 2022. This financing was paid on February 15, 2012.

•

On February 7, 2012, Telefónica Emisiones, S.A.U., as part of the European Medium Term Note (“EMTN”) registered with the Financial Services Authority (FSA) in London and updated on June 20, 2011, extended the issue of bonds made on February 7, 2011 for an initial aggregate amount of 1,200 million euros maturing on February 7, 2017, by 120 million euros. These bonds are guaranteed by Telefónica, S.A.

•

On February 21, 2012, Telefónica Emisiones, S.A.U., as part of the European Medium Term Note (“EMTN”) registered with the Financial Services Authority (FSA) in London and updated on June 20, 2011, issue bonds for an aggregate amount of 1,500 million euros maturing on February 21, 2018. These bonds are guaranteed by Telefónica, S.A.

ANNUAL CORPORATE GOVERNANCE REPORT

LISTED LIMITED COMPANIES

ISSUER’S PARTICULARS

YEAR ENDED: 31-12-2011

COMPANY TAX ID NO. (CIF): A-28015865

Corporate name: TELEFÓNICA, S.A.

ANNUAL CORPORATE GOVERNANCE REPORT FOR LISTED LIMITED COMPANIES

For a better understanding of this model report and how to fill it out, and its subsequent preparation, please read the instructions provided at the end.

A	OWNERSHIP STRUCTURE

A.1	Complete the following table on the company’s share capital:

Date of last modification	Share capital (€)	Number of shares	Number of voting rights
28-12-2009	4,563,996,485.00	4,563,996,485	4,563,996,485

Indicate whether different types of shares exist with different associated rights:

No

A.2	List the direct and indirect holders of significant ownership interests in your organization at year-end, excluding directors:

Name or corporate name of shareholder	Number of direct voting rights	Number of indirect voting rights (*)	% of total voting rights
Banco Bilbao Vizcaya Argentaria, S.A.	257,947,943	269,194	5.658
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	0	246,898,917	5.410
Blackrock, Inc.	0	177,257,649	3.884

Name or corporate name of indirect shareholder	Through: name or corporate name of direct shareholder	Number of direct voting rights	% of total voting rights
Banco Bilbao Vizcaya Argentaria, S.A.	BBVA Broker Correduria de Seguros y Reaseguros, S.A.	12,000	0.000
Banco Bilbao Vizcaya Argentaria, S.A.	BBVA Seguros, S.A. de Seguros y Reaseguros	257,194	0.006
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Caixabank, S.A.	246,855,309	5.409
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	VidaCaixa, S.A. de Seguros y Reaseguros	43,608	0.001
Blackrock, Inc.	Blackrock Investment Management (UK)	177,257,649	3.884

Indicate the most significant movements in the shareholder structure during the year.

A.3	Complete the following tables on company directors holding voting rights through company shares.

Name or corporate name of director	Number of direct voting rights	Number of indirect voting rights (*)	% of total voting rights
Mr. César Alierta Izuel	4,228,033	78,000	0.094
Mr. Isidro Fainé Casas	495,827	0	0.011
Mr. José María Abril Pérez	92,160	98,609	0.004
Mr. Julio Linares López	408,128	1,840	0.009
Mr. Alfonso Ferrari Herrero	571,364	18,999	0.013
Mr. Antonio Massanell Lavilla	2,286	0	0.000
Mr. Carlos Colomer Casellas	16,664	63,190	0.002
Mr. David Arculus	10,500	0	0.000

Name or corporate name of director	Number of direct voting rights	Number of indirect voting rights (*)	% of total voting rights
Mr. Francisco Javier de Paz Mancho	53,852	0	0.001
Mr. Gonzalo Hinojosa Fernández de Angulo	85,476	436,000	0.011
Mr. Ignacio Moreno Martínez	12,387	0	0.000
Mr. José Fernando de Almansa Moreno-Barreda	19,349	0	0.000
Mr. José María Álvarez-Pallete López	317,297	0	0.007
Mr. Luiz Fernando Furlán	10,100	0	0.000
Ms. María Eva Castillo Sanz	94,600	0	0.002
Mr. Pablo Isla Álvarez de Tejera	8,601	0	0.000
Mr. Peter Erskine	69,259	0	0.002

% of total voting rights held by the Board of Directors			0.158

Complete the following tables on share options held by directors.

Name or corporate name of director	Number of direct share options	Number of indirect share options	Equivalent number of shares	% of total voting rights
Mr. César Alierta Izuel	344,613	0	344,613	0.008
Mr. César Alierta Izuel 2	100,000	0	10,000,000	0.002
Mr. César Alierta Izuel 3	249,917	0	390,496	0.005
Mr. Julio Linares López	258,460	0	258,460	0.006

Name or corporate name of director	Number of direct share options	Number of indirect share options	Equivalent number of shares	% of total voting rights
Mr. Julio Linares López 2	149,950	0	234,298	0.003
Mr. Carlos Colomer Casellas	63,508	0	0	0.001
Mr. José María Álvarez-Pallete López	156,642	0	156,642	0.003
Mr. José María Álvarez-Pallete López 2	79,519	0	124,249	0.002

A.4

Indicate, as applicable, any family, commercial, contractual or corporate relationships between owners of significant shareholdings, insofar as these are known by the company, unless they are insignificant or arise from ordinary trading or exchange activities.

A.5

Indicate, as applicable, any commercial, contractual or corporate relationships between owners of significant shareholdings, and the company and/or its group, unless they are insignificant or arise from ordinary trading or exchange activities.

Type of relationship:

Corporate

Brief description:

Joint shareholding with Telefónica Móviles España, S.A.U. in Mobipay España, S.A.

Name or company name of related party

Banco Bilbao Vizcaya Argentaria, S.A.

A.6

Indicate whether any shareholders’ agreements have been notified to the company pursuant to article 112 of the Securities’ Market Act (Ley del Mercado de Valores). Provide a brief description and list the shareholders bound by the agreement, as applicable.

Yes

% of share capital affected:

0.87

Brief description of the agreement:

In accordance with the provisions of article 112, section 2 of the Securities Market Act 24/1988, of July 28 (currently replaced by article 531 section 1 of the revised text of the Corporate Enterprises Act approved by Royal Legislative decree 1/2010, of 2 July), on 22 October 2009, the Company notified the Spanish Securities Commission in writing that on September 6, 2009 it had entered into a mutual share exchange agreement between Telefónica and China Unicom (Hong Kong) Limited, whose clauses 8.3 and 9.2 are considered a shareholder agreement as per article 530 of the Corporate Enterprises Act. By virtue of these clauses, Telefónica may not, while the strategic alliance agreement is in force, offer, issue or sell a significant number of its shares or any convertible security or security that confers the right to subscribe or acquire a significant number of shares of Telefónica, S.A. to any of the main competitors of China Unicom (Hong Kong) Limited. In addition, China Unicom (Hong Kong) Limited undertook not to sell, use or transfer, directly or indirectly, for a period of one year its share in Telefónica’s voting share capital (excluding intragroup transfers). This undertaking is without effect, the aforementioned period of one year having expired.

At the same time, both parties also assumed similar obligations with respect to the share capital of China Unicom (Hong Kong) Limited.

This mutual share exchange agreement, which includes the shareholder agreement, was filed with the Madrid Mercantile Registry on November 24, 2009.

Members of the shareholders’ agreement:

China Unicom (Hong Kong) Limited

Telefónica, S.A.

Indicate whether the company is aware of the existence of any concerted actions among its shareholders. Give a brief description as applicable.

No

Expressly indicate any amendments to or termination of such agreements or concerted actions during the year.

Expanding on the existing strategic partnership, on January 23, 2011, Telefónica, S.A. and China Unicom (Hong Kong) Limited (“China Unicom”) signed an extension to their Strategic Partnership Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. Telefónica agreed to acquire through its subsidiary Telefónica Internacional, S.A.U. a number of China Unicom shares to the value of 500 million US dollars from third parties, within nine months from the agreement date. In recognition of China Unicom’s stake in Telefónica, the latter commits to proposing the appointment of a board member nominated by China Unicom in the next General Shareholders’ Meeting, in accordance with prevailing legislation and the Company’s Bylaws. The General Shareholders’ Meeting held on 18 May 2011 duly approved the appointment of China Unicom’s nominee, Mr. Chang Xiaobing, as member of the Board of Directors.

China Unicom completed the acquisition of Telefónica shares on January 28, 2011, giving it ownership of 1.37% of the Company’s capital.

The Telefónica Group purchased China Unicom shares during 2011 to the amount of 358 million euros. At 31 December 2011 the Telefónica Group held a 9.57% stake in the company.

A.7

Indicate whether any individuals or bodies corporate currently exercise control or could exercise control over the company in accordance with article 4 of the Spanish Securities’ Market Act. If so, identify.

No

A.8	Complete the following tables on the company’s treasury shares.

At year-end:

Number of shares held directly	Number of shares held indirectly (*)	% of total share capital
84,209,363	1	1.845

(*) Through:

Name or corporate name of direct shareholder	Number of shares held directly
Telefónica Móviles Argentina, S.A.	1

Total:	1

Give details of any significant changes during the year, in accordance with Royal Decree 1362/2007.

Date of notification	Total number of direct shares acquired	Total number of indirect shares acquired	% of total share capital
06/07/2011	46,623,681	164,444	1.016

Gain/(loss) on treasury shares sold during the year (thousands of euros)			3,473

A.9

Give details of the applicable conditions and time periods governing any resolutions of the General Shareholders’ Meeting authorizing the Board of Directors to purchase and/or transfer the treasury shares.

At the General Shareholders’ Meeting of Telefónica of June 2, 2010, shareholders renewed the authorization granted by the General Shareholders’ Meeting of June 23, 2009, for the derivative acquisition of treasury shares, either directly or through Group companies, in the terms literally transcribed below:

“To authorize, pursuant to the provisions of Section 75 et seq. of the Spanish Companies Act [Ley de Sociedades Anónimas, or LSA for its initials in Spanish], the derivative acquisition by Telefónica, S.A. –either directly or through any of the subsidiaries of which it is the controlling company– at any time and as many times as it deems appropriate, of its own fully- paid shares through purchase and sale, exchange or any other legal transaction.

The minimum price or consideration for the acquisition shall be equal to the par value of the shares of its own stock acquired, and the maximum acquisition price or consideration for the acquisition shall be equal to the listing price of the shares of its own stock acquired by the Company on an official secondary market at the time of the acquisition.

Such authorization is granted for a period of 5 years as from the date of this General Shareholders’ Meeting and is expressly subject to the limitation that the par value of the Company’s own shares acquired pursuant to this authorization added to those already held by Telefónica, S.A. and any of its controlled subsidiaries shall at no time exceed the maximum amount permitted by the Law at any time, and the limitations on the acquisition of the Company’s own shares established by the regulatory Authorities of the markets on which the shares of Telefónica, S.A. are traded shall also be observed.

It is expressly stated for the record that the authorization granted to acquire shares of its own stock may be used in whole or in part to acquire shares of Telefónica, S.A. that it must deliver or transfer to directors or employees of the Company or of companies of its Group, directly or as a result of the exercise by them of option rights, all within the framework of duly approved compensation systems referencing the listing price of the Company’s shares.

To authorize the Board of Directors, as broadly as possible, to exercise the authorization granted by this resolution and to implement the other provisions contained therein; such powers may be delegated by the Board of Directors to the Executive Commission, the Executive Chairman of the Board of Directors, the Chief Operating Officer or any other person expressly authorized by the Board of Directors for such purpose.

To deprive of effect, to the extent of the unused amount, the authorization granted under Item IV on the Agenda by the Ordinary General Shareholders Meeting of the Company on June 23, 2009”

A.10

Indicate, as applicable, any restrictions imposed by Law or the company’s bylaws on exercising voting rights, as well as any legal restrictions on the acquisition or transfer of ownership interests in the share capital.

Indicate whether there are any legal restrictions on exercising voting rights:

No

Maximum percentage of legal restrictions on voting rights a shareholder can exercise	0

Indicate whether there are any restrictions included in the bylaws on exercising voting rights.

No

Maximum percentage of restrictions under the company’s bylaws on voting rights a shareholder can exercise	0

Indicate if there are any legal restrictions on the acquisition or transfer of share capital.

No

A.11	Indicate whether the General Shareholders’ Meeting has agreed to take neutralization measures to prevent a public takeover bid by virtue of the provisions of Act 6/2007.

No

If applicable, explain the measures adopted and the terms under which these restrictions may be lifted.

B	COMPANY MANAGEMENT STRUCTURE

B.1	Board of Directors

B.1.1.	List the maximum and minimum number of directors included in the bylaws.

Maximum number of directors	20
Minimum number of directors	5

B.1.2	Complete the following table with board members’ details.

Name or corporate name of director	Representative	Position on the board	Date of first appointment	Date of last appointment	Election procedure
Mr. César Alierta Izuel	—	Chairman	29 -01-1997	10-05-2007	Vote at General Shareholders’ Meeting

Name or corporate name of director	Representative	Position on the board	Date of first appointment	Date of last appointment	Election procedure
Mr. Isidro Fainé Casas	—	Vice Chairman	26-01-1994	18-05-2011	Vote at General Shareholders’ Meeting
Mr. José María Abril Pérez	—	Vice Chairman	25-07-2007	22-04-2008	Vote at General Shareholders’ Meeting
Mr. Julio Linares López	—	Chief Operating Officer	21-12-2005	18-05-2011	Vote at General Shareholders’ Meeting
Mr. Alfonso Ferrari Herrero	—	Director	28-03-2001	18-05-2011	Vote at General Shareholders’ Meeting
Mr. Antonio Massanell Lavilla	—	Director	21-04-1995	18-05-2011	Vote at General Shareholders’ Meeting
Mr. Carlos Colomer Casellas	—	Director	28-03-2001	18-05-2011	Vote at General Shareholders’ Meeting
Mr. Chang Xiaobing	—	Director	18-05-2011	18-05-2011	Vote at General Shareholders’ Meeting
Mr. David Arculus	—	Director	25-01-2006	18-05-2011	Vote at General Shareholders’ Meeting
Mr. Francisco Javier de Paz Mancho	—	Director	19-12-2007	22-04-2008	Vote at General Shareholders’ Meeting
Mr. Gonzalo Hinojosa Fernández de Angulo	—	Director	12-04-2002	10-05-2007	Vote at General Shareholders’ Meeting
Mr. Ignacio Moreno Martínez	—	Director	14-12-2011	14-12-2011	Cooption
Mr. José Fernando de Almansa Moreno-Barreda	—	Director	26-02-2003	22-04-2008	Vote at General Shareholders’ Meeting
Mr. José María Álvarez-Pallete López	—	Director	26-07-2006	10-05-2007	Vote at General Shareholders’ Meeting

Name or corporate name of director	Representative	Position on the board	Date of first appointment	Date of last appointment	Election procedure
Mr. Luiz Fernando Furlán	—	Director	23-01-2008	22-04-2008	Vote at General Shareholders’ Meeting
Ms. María Eva Castillo Sanz	—	Director	23-01-2008	22-04-2008	Vote at General Shareholders’ Meeting
Mr. Pablo Isla Álvarez de Tejera	—	Director	12-04-2002	10-05-2007	Vote at General Shareholders’ Meeting
Mr. Peter Erskine	—	Director	25-01-2006	18-05-2011	Vote at General Shareholders’ Meeting

Total number of directors	18

Indicate any board members who left during this period.

Name or corporate name of director	Status of the director at the time	Leaving date
Mr. Vitalino Manuel Nafría Aznar	Proprietary	14-12-2011

B.1.3	Complete the following tables on Board members and their respective categories:

EXECUTIVE DIRECTORS

Name or corporate name of director	Committee proposing appointment	Post held in the company
Mr. César Alierta Izuel	Nominating, Compensation and Corporate Governance Committee	Executive Chairman
Mr. Julio Linares López	Nominating, Compensation and Corporate Governance Committee	Chief Operating Officer (C.O.O.)
Mr. José María Álvarez-Pallete López	Nominating, Compensation and Corporate Governance Committee	Chairman Telefónica Europe

Total number of executive directors	3
% of the board	16.667

EXTERNAL PROPRIETARY DIRECTORS

Name or corporate name of director	Committee proposing appointment	Name or corporate name of significant shareholder represented or proposing appointment
Mr. Isidro Fainé Casas	Nominating, Compensation and Corporate Governance Committee	Caja de Ahorros y Pensiones de Barcelona, “la Caixa”
Mr. José María Abril Pérez	Nominating, Compensation and Corporate Governance Committee	Banco Bilbao Vizcaya Argentaria, S.A.
Mr. Antonio Massanell Lavilla	Nominating, Compensation and Corporate Governance Committee	Caja de Ahorros y Pensiones de Barcelona, “la Caixa”
Mr. Chang Xiaobing	Nominating, Compensation and Corporate Governance Committee	China Unicom (Hong Kong) Limited
Mr. Ignacio Moreno Martínez	Nominating, Compensation and Corporate Governance Committee	Banco Bilbao Vizcaya Argentaria, S.A.

Total number of proprietary directors	5
% of the board	27.778

INDEPENDENT EXTERNAL DIRECTORS

Name or corporate name of director	Profile
Mr. Alfonso Ferrari Herrero	Industrial Engineer. Formerly Executive Chairman of Beta Capital, S.A. and senior manager at Banco Urquijo.
Mr. Carlos Colomer Casellas	Graduate in Economics. Chairman of the Colomer Group.
Mr. David Arculus	Graduate in Engineering and Economics. Director of Pearson, Plc., Chairman of Numis, Plc., and Aldemore Bank, Plc.

Name or corporate name of director	Profile
Mr. Francisco Javier de Paz Mancho	Graduate in Information and Advertising. Law Studies. IESE Business Management Program. Formerly Chairman of the State- owned company MERCASA.
Mr. Gonzalo Hinojosa Fernández de Angulo	Industrial Engineer. Formerly Chairman and CEO of Cortefiel Group.
Mr. Luiz Fernando Furlán	Degrees in chemical engineering and business administration, specializing in financial administration. From 2003 to 2007 he was Minister of Development, Industry and Foreign Trade of Brazil.
Ms. María Eva Castillo Sanz	Degrees in Business, Economics and Law. Previously Head of Merrill Lynch’s Private Banking operations in Europe, the Middle East, & Africa (EMEA).
Mr. Pablo Isla Álvarez de Tejera	Law Graduate. Member of the Body of State Lawyers (on sabbatical). Chairman and CEO of Inditex, S.A.

Total number of independent directors	8
% of the board	44.444

OTHER EXTERNAL DIRECTORS

Name or corporate name of director	Committee proposing appointment
Mr. José Fernando de Almansa Moreno-Barreda	Nominating, Compensation and Corporate Governance Committee
Mr. Peter Erskine	Nominating, Compensation and Corporate Governance Committee

Total number of other external directors	2
% of the board	11.111

List the reasons why these cannot be considered proprietary or independent directors and detail their relationships with the company, its executives or shareholders.

Name or corporate name of director	Reasons	Company, executive or shareholder with whom the relationship is maintained

Mr. Peter Erskine

On December 31, 2007, Mr. Peter Erskine resigned from his managerial post in the Telefónica Group and therefore went from being an Executive Director to being classified in the “Other external directors” category.

Telefónica, S.A.

Mr. José Fernando de Almansa Moreno-Barreda

Mr. de Almansa was appointed a Member of the Board of Directors of Telefónica, S.A. with the qualification of independent Director, on February 26, 2003, following a favorable report from the Nominating, Compensation and Corporate Governance Committee.

In accordance with the criteria established in the Unified Code on Good Governance with regard to the qualification of Directors and taking into account the concurrent circumstances in this specific case, the Company considers that Mr. Almansa belongs to the category of “other external directors”, for the following reasons:

BBVA Bancomer

•        He is an Acting Director (independent and non-proprietary) of Grupo Financiero BBVA Bancomer, S.A. de C.V. (controlling company of BBVA Group related to financial services in Mexico) and of BBVA Bancomer, S.A., and has never had an executive role.

• He was the CEO of the Mexican company Servicios Externos de Apoyo Empresarial, S.A. de C.V., belonging to the BBVA Group, until March 2008.

List any changes in the category of each director which have occurred during the year.

B.1.4	Explain, when applicable, the reasons why proprietary directors have been appointed upon the request of shareholders who hold less than 5% of the share capital.

Name or corporate name of shareholder	Reasons
China Unicom (Hong Kong) Limited

As explained in section A.6 of this report, on January 23, 2011, expanding on their existing strategic partnership, Telefónica, S.A. and China Unicom (Hong Kong) Limited (“China Unicom”) signed an extension to their Strategic Partnership Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. Telefónica also agreed to propose the appointment of a board member nominated by China Unicom in the next General Shareholders’ Meeting, in accordance with prevailing legislation and the Company’s Bylaws.

The General Shareholders’ Meeting held on 18 May 2011 approved the appointment of China Unicom’s nominee, Mr. Chang Xiaobing, as member of the Board of Directors in accordance with the addendum to the Strategic Partnership Agreement signed in January 2011. This commitment to China Unicom is a consequence of the Strategic Partnership, which is intended to strengthen Telefónica’s position in the global communications market.

Provide details of any rejections of formal requests for board representation from shareholders whose equity interest is equal to or greater than that of other shareholders who have successfully requested the appointment of proprietary directors. If so, explain why these requests have not been entertained.

No

B.1.5

Indicate whether any director has resigned from office before their term of office has expired, whether that director has given the board his/her reasons and through which channel. If made in writing to the whole board, list below the reasons given by that director.

Yes

Name of director	Reasons for resignation
Mr. Vitalino Manuel Nafría Aznar

Mr. Vitalino Manuel Nafri Aznar tendered his voluntary resignation verbally to the Chairman of the Board of Directors, citing personal reasons. The rest of the Board was duly notified at the meeting held on 14 December, 2011.

B.1.6	Indicate what powers, if any, have been delegated to the Chief Executive Officer.

•	Mr. César Alierta Izuel – Executive Chairman (Chief Executive Officer):

The Chairman of the Company, as the Chief Executive Officer, has been expressly delegated all the powers of the Board of Directors, except those that cannot be delegated by Law, by the Company Bylaws, or by the Regulations of the Board of Directors which establish, in Article 5.4, the competencies that the Board of Directors reserves itself, and may not delegate.

Article 5.4 specifically stipulates that the Board of Directors reserves the power to approve: (i) approve the general policies and strategies of the Company; (ii) evaluate the performance of the Board of Directors, its Committees and the Chairman; (iii) appoint Senior Executives, as well as the remuneration of Directors and Senior Executives; and (iv) decide strategic investments.

•	Mr. Julio Linares López – Chief Operating Officer:

The Chief Operating Officer has been delegated those powers of the Board of Directors related to the management of the business and the performance of the highest executive functions over all the Company’s business areas, except those which cannot be delegated by Law, under the Company Bylaws or according to the Regulations of the Board of Directors.

B.1.7	List the directors, if any, who hold office as directors or executives in other companies belonging to the listed company’s group.

Name or corporate name of director	Corporate name of the group company	Post
Mr. Alfonso Ferrari Herrero	Telefónica Chile, S.A.	Acting Director
	Telefónica del Perú, S.A.A.	Director
Mr. Francisco Javier de Paz Mancho	Atento Inversiones y Teleservicios, S.A.U.	Chairman
	Telefónica Brasil, S.A.	Director
	Telefónica de Argentina, S.A.	Director

Name or corporate name of director	Corporate name of the group company	Post
Mr. José Fernando de Almansa Moreno-Barreda	Telefónica Brasil, S.A.	Director
	Telefónica de Argentina, S.A.	Director
	Telefónica del Perú, S.A.A.	Director
	Telefónica Móviles México, S.A. de C.V.	Director
Mr. José María Álvarez- Pallete López	Telefónica Czech Republic, a.s.	Chairman of Supervisory Board
	Telefónica DataCorp, S.A.U.	Director
	Telefónica de Argentina, S.A.	Acting Director
	Telefónica del Perú, S.A.A.	Director
	Telefónica Europe, Plc.	Chairman of the Board of Directors
	Telefónica Móviles Colombia, S.A.	Acting Director
Mr. Luiz Fernando Furlán	Telefónica Brasil, S.A.	Director
Ms. María Eva Castillo Sanz	Telefónica Czech Republic, a.s.	First Vice Chairman of Supervisory Board

B.1.8

List any company board members who likewise sit on the boards of directors of other non-group companies that are listed on official securities markets in Spain, insofar as these have been disclosed to the company.

Name or corporate name	Name of listed company	Post
Mr. César Alierta Izuel	International Consolidated Airlines Group, S.A. (“IAG”)	Director
Mr. Isidro Fainé Casas	Caixabank, S.A.	Chairman
	Abertis Infraestructuras, S.A.	Vice Chairman
	Repsol YPF, S.A.	2nd vice chairman

Name or corporate name	Name of listed company	Post
Mr. Carlos Colomer Casellas	Ahorro Bursátil, S.A. SICAV	Chairman
	Inversiones Mobiliarias Urquiola S.A. SICAV	Chairman
Mr. Pablo Isla Alvarez de Tejera	Inditex, S.A.	Chairman-CEO

B.1.9	Indicate and, where appropriate, explain whether the company has established rules about the number of boards on which its directors may sit.

Yes

Explanation of rules

The Regulations of the Board of Directors (Article 29.2) establish as one of the obligations of the Directors that they must devote the time and efforts required to perform their duties and, to such end, shall report to the Nominating, Compensation and Corporate Governance Committee on their other professional obligations if they might interfere with the performance of their duties as Directors.

B.1.10	In relation with Recommendation 8 of the Unified Code, indicate the company’s general policies and strategies that are reserved for approval by the Board of Directors in plenary session.

Investment and financing policy	Yes

Design of the structure of the corporate group	Yes

Corporate governance policy	Yes

Corporate social responsibility policy	Yes

The strategic or business plans, management targets and annual budgets	Yes

Remuneration and evaluation of senior officers	Yes

Risk control and management, and the periodic monitoring of internal information and control systems	Yes

Dividend policy, as well as the policies and limits applying to treasury stock	Yes

B.1.11	Complete the following tables on the aggregate remuneration paid to directors during the year.

a)	In the reporting company:

Concept	In thousands €
Fixed remuneration	9,162
Variable remuneration	7,027
Per diems	320
Statutory compensation	0
Share options and/or other financial instruments	3,698
Other	2,213
TOTAL:	22,420

Other benefits	In thousands €
Advances	0
Loans	0
Pension funds and plans: Contributions	18
Pension funds and plans: Obligations	0
Life insurance premiums	142
Guarantees issued by the company in favor of directors	0

b)	For company directors sitting on other governing bodies and/or holding senior management posts within group companies:

Concept	In thousands €
Fixed remuneration	3,324
Variable remuneration	1,140
Per diems	0
Statutory compensation	0
Share options and/or other financial instruments	1,000
Other	268
TOTAL:	5,732

Other benefits	In thousands €
Advances	0
Loans	0
Pension funds and plans: Contributions	8
Pension funds and plans: Obligations	0
Life insurance premiums	11
Guarantees issued by the company in favor of directors	0

c)	Total remuneration by type of director:

Type of director	By company	By group
Executive	17,721	3,427
External proprietary	1,328	17
External independent	2,789	1,765
Other external	582	523
Total	22,420	5,732

d)	Remuneration as percentage of profit attributable to the parent company:

Total remuneration received by directors (in thousand €)	28,152
Total remuneration received by directors/profit attributable to parent company (%)	0.5

B.1.12	List any members of senior management who are not executive directors and indicate total remuneration paid to them during the year.

Name or corporate name	Post

Mr. Matthew Key	Chairman Telefónica Digital

Mr. Santiago Fernández Valbuena	Chairman Telefónica Latin America

Mr. Luis Abril Pérez	Technical General Secretary to the Chairman

Mr. Ramiro Sánchez de Lerín García-Ovies	General Legal Secretary and of the Board of Directors

Mr. Calixto Ríos Pérez	Internal Auditing Manager

Mr. Guillermo Ansaldo Lutz	General Manager of Global Resources

Mr. Ángel Vilá Boix	General Manager of Finance and Corporate Development

Total remuneration received by senior management (in thousand €)	19,786

B.1.13

Identify, in aggregate terms, any indemnity or “golden parachute” clauses that exist for members of the senior management (including executive directors) of the company or of its group in the event of dismissal or changes in control. Indicate whether these agreements must be reported to and/or authorized by the governing bodies of the company or its group.

Number of beneficiaries	10

	Board of Directors	General Shareholders’ Meeting
Body authorizing clauses	Yes	No

Is the General Shareholders’ Meeting informed of such clauses?	Yes

B.1.14	Describe the procedures for establishing remuneration for board members and the relevant provisions in the bylaws.

Process for establishing board members’ remuneration

and relevant provisions in the bylaws

Directors’ compensation shall consist of a fixed and specific monthly remuneration for belonging to the Board of Directors, the Steering Committee and the Board’s Advisory or Control Committees, and fees for attending meetings of the Advisory or Control committees. The amount that the Company may pay to all of its Directors as remuneration and attendance fees shall be fixed by the shareholders at the General Shareholders’ Meeting, which amount shall remain unchanged until and unless the shareholders decide to modify it. To this effect, the General Shareholders’ Meeting held on April 11, 2003 fixed the maximum gross annual sum for remuneration of the Board of Directors at 6 million euros.

The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors.

In accordance with Article 35 of the Regulations of the Board of Directors, Directors shall be entitled to receive the compensation set by the Board of Directors in accordance with the Bylaws and following a report of the Nominating, Compensation and Corporate Governance Committee.

In accordance with article 5 of the same regulations, the Board of Directors expressly reserves the powers to approve both the remuneration policy for Directors and decisions on the remuneration of Directors.

The Nominating, Compensation and Corporate Governance Committee has the following powers and duties (article 22 of the Regulations of the Board of Directors):

•

To propose to the Board of Directors, within the framework established in the Bylaws, the compensation for the Directors and review it periodically to ensure that it is in keeping with the tasks performed by them.

•

To propose to the Board of Directors the extent and amount of the compensation, rights and remuneration of a financial nature, of the Chairman and the executive Directors, including the basic terms of their contracts, for the purpose of implementing said contracts.

•	To prepare and propose to the Board of Directors an annual report regarding the compensation policy for Directors.

Additionally, apart from such compensation as is provided for under the previous section, other remuneration systems may be established, either indexed to the market value of the shares, or consisting of shares or share options for Directors. The application of such compensation systems must be authorized by the General Shareholders’ Meeting, which shall fix the share value that is to be taken as the term of reference thereof, the number of shares to be given to each Director, the exercise price of the share options, the term of this compensation system and such other terms and conditions as are deemed appropriate.

The remuneration systems set out in the preceding paragraphs, arising from membership of the Board of Directors, shall be deemed compatible with any other professional or work-based compensations to which the Directors may be entitled in consideration of whatever executive or advisory services they may provide for the Company other than such supervisory and decision-making duties as may pertain to their posts as Directors, which shall be subject to the applicable legal provisions.

Indicate whether the board has reserved for plenary approval the following decisions.

On the proposal of the company’s chief executive, the appointment and removal of senior officers, and their compensation clauses.	Yes

Directors’ remuneration, and, in the case of executive directors, the additional remuneration for their executive functions and other contract conditions.	Yes

B.1.15	Indicate whether the Board of Directors approves a detailed remuneration policy and specify the points included.

Yes

The amount of the fixed components, itemized where necessary, of board and board committee attendance fees, with an estimate of the fixed annual payment they give rise to.	Yes

Variable components	Yes

The main characteristics of pension systems, including an estimate of their amount of annual equivalent cost.	Yes

The conditions that the contracts of executive directors exercising executive functions shall respect.	Yes

B.1.16

Indicate whether the board submits a report on the directors’ remuneration policy to the advisory vote of the General Shareholders’ Meeting, as a separate point on the agenda. Explain the points of the report regarding the remuneration policy as approved by the board for forthcoming years, the most significant departures in those policies with respect to that applied during the year in question and a global summary of how the remuneration policy was applied during the year. Describe the role played by the Remuneration Committee and whether external consultancy services have been procured, including the identity of the external consultants.

No

Role of the Remunerations Committee

•	To propose to the Board of Directors, within the framework established in the Bylaws, the compensation for the Directors.

•	To prepare and propose to the Board of Directors an annual report regarding the policy for Directors’ compensation.

The annual report drawn up by Telefónica, S.A. regarding the policy for Directors’ compensation deals with the following:

•	Objectives of the compensation policy

•	Detailed structure of compensation.

•	Scope of application and reference parameters for variable remuneration.

•	Relative importance of variable remuneration with regard to fixed remuneration.

•	Basic terms of the contracts of Executive Directors.

•	Changes in remuneration over time.

•	Process for the preparation of the compensation policy.

Have external consultancy firms been used?	Yes
Identity of external consultants	TOWERS WATSON

B.1.17	List any board members who are likewise members of the boards of directors, or executives or employees of companies that own significant holdings in the listed company and/or group companies.

Name or corporate name of director	Name or corporate name of significant shareholder	Post
Mr. Isidro Fainé Casas	Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Chairman of Criteria Caixaholding, S.A.
Chairman of Caja de Ahorros y Pensiones de Barcelona, “la Caixa”
Chairman of Caixabank, S.A.

Name or corporate name of director	Name or corporate name of significant shareholder	Post
Mr. Antonio Massanell Lavilla	Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	General Manager of Caixabank, S.A.
Director of Bousorama, S.A.
Chairman of Barcelona Digital Technological Centre
Director of Caixa Capital Risc, S.G.E.C.R., S.A.
Chairman of Port Aventura Entertainment, S.A.
Director of e-la Caixa, S.A.
Director of Mediterranea Beach & Golf Community, S.A.
Director of Serveis Informátics de la Caixa, S.A.
Mr. José Fernando de Almansa Moreno-Barreda	Banco Bilbao Vizcaya Argentaria, S.A.	Acting Director of Grupo Financiero BBVA Bancomer, S.A. de C.V.
Acting Director of BBVA Bancomer, S.A.

List, if appropriate, any relevant relationships, other than those included under the previous heading, that link members of the Board of Directors with significant shareholders and/or their group companies.

Name or company name of director with relationship	Name or company name of significant shareholder with relationship	Description of relationship
Mr. José María Abril Pérez	Banco Bilbao Vizcaya Argentaria, S.A.	Early retirement. Formerly Wholesale and Investment Banking Manager.
Mr. Ignacio Moreno Martínez	Banco Bilbao Vizcaya Argentaria, S.A.	Formerly General Manager of Chairman’s Office

B.1.18	Indicate whether any changes have been made to the regulations of the Board of Directors during the year.

Yes

During the meeting held on 12 April 2011 the Board of Directors of Telefónica, S.A. approved the partial modification of the Regulations of the Board of Directors, the main purpose being to adapt them to the new legislation published up to that time regarding listed public companies and corporations and to bring them into line with the changes to the bylaws which would be approved by the 2011 General Shareholders’ Meeting. Consequently, with a view to coordinating the regulatory texts dealing with the corporate governance of the Company, the implementation of the partial amendments to the Regulations was postponed until the corresponding changes to the bylaws were approved, which took place on 18 May 2011.

The amendments to the Regulations of the Board proposed in April 2011 were particularly concerned with the following changes in legislation: (i) Law 12/2010, of 30 June, modifying Law 19/1988, of 12 July, concerning auditing, Law 24/1988, of 28 July, concerning the securities market, and the revised text of the Spanish Companies Act approved by Royal Legislative Decree 1564/1989, of 22 December, to bring it into line with EU regulations; (ii) Royal Legislative decree 1/2010, of 2 July, approving the revised text of the Corporate Enterprises Act; and (iii) Law 2/2011, of 4 March, on sustainable economy.

The following articles of the Regulations of the Board of Directors were amended:

•	Article 10.- Appointment, re-election and ratification of Directors.

•	Article 21.- The Audit and Control Committee.

•	Article 30.- Duty of loyalty.

•	Article 32.- Specific applications of the duty of loyalty.

•	Article 36.- Report on compensation policy.

These modifications were notified to the CNMV and inscribed in the Mercantile Register of Madrid on June 24, 2011.

B.1.19	Indicate the procedures for appointing, re-electing, appraising and removing directors. List the competent bodies and the processes and criteria to be followed for each procedure.

Appointment

Telefónica’s Bylaws state that the Board of Directors shall be composed of a minimum of five members and a maximum of twenty, to be appointed at the General Shareholders’ Meeting. The Board of Directors may, in accordance with the Corporate Enterprises Act and the Company Bylaws, provisionally co-opt Directors to fill any vacancies.

The Board of Directors shall have the power to fill, on an interim basis, any vacancies that may arise after the General Shareholders Meeting, by coopting the persons who are to fill such vacancies until the holding of the next General Shareholders’ Meeting.

Also, in all cases, proposed appointments of Directors must follow the procedures set out in the Company’s Bylaws and the Regulations of the Board of Directors and be preceded by the appropriate favorable report by the Nominating, Compensation and Corporate Governance Committee and in the case of independent Directors, by the corresponding proposal by the committee.

Therefore, in exercise of the powers delegated to it, the Appointments, Compensation and Good Governance Committee must report, based on criteria of objectivity and the best interests of the Company, on proposals to appoint, re-appoint or remove Company Directors, taking into account the skills, knowledge and experience required of candidates to fill the vacancies.

In line with the provisions of its Regulations, the Board of Directors, exercising the right to fill vacancies by interim appointment and to propose appointments to the shareholders at the General Shareholders’ Meeting, shall ensure that, in the composition of the Board of Directors, external or non-executive Directors represent an ample majority over executive Directors. Similarly, the Board shall ensure that the total number of independent Directors represents at least one third of the total number of Board members.

The nature of each Director shall be explained by the Board of Directors to the shareholders at the General Shareholders’ Meeting at which the appointment thereof must be made or ratified. Furthermore, such nature shall be reviewed annually by the Board after verification by the Nominating, Compensation and Corporate Governance Committee, and reported in the Annual Corporate Governance Report.

In any case, and in the event of re-election or ratification of Directors by the General Shareholders’ Meeting, the report of the Nominating, Compensation and Corporate Governance Committee, or, in the case of independent Directors, the proposal of said Committee, will contain an assessment of the work and effective time devoted to the post during the last period in which it was held by the proposed Director.

Lastly, both the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that those proposed for the post of Director should be persons of recognized caliber, qualifications and experience, who are willing to devote the time and effort necessary to carrying out their functions, and shall take extreme care in the selection of persons to be appointed as independent Directors.

Re-election

Directors are appointed for a period of five years, and may be re-elected for one or more subsequent five-year periods.

As with appointments, proposals for the reappointment of Directors must be preceded by the corresponding report by the Appointments, Compensation and Good Governance Committee, and in the case of independent Directors by the corresponding proposal by the committee.

Appraisal

In accordance with the Regulations of the Board of Directors, the latter reserves expressly the duty to approve on a regular basis its functioning and the functioning of its Committees, it being the duty of the Nominating, Compensation and Corporate Governance Committee to organize and coordinate, together with the Chairman of the Board of Directors, the regular assessment of said body.

In accordance with the above, it should be noted that the Board of Directors and its Committees carry out a periodic evaluation of the operation of the Board of Directors and of the Committees thereof in order to determine the opinion of Directors regarding the workings of these bodies and to establish any proposals for improvements to ensure the optimum working of the company’s governing bodies.

Removal and dismissal

Directors’ shall cease to hold office when the term for which they were appointed expires, or when so resolved by the shareholders at the General Shareholders’ Meeting in the exercise of the powers legally granted to them.

The Board of Directors shall not propose the termination of the appointment of any independent Director before the expirations of their statutory term, except in the event of just cause, recognized by the Board on the basis of a prior report submitted by the Nominating, Compensation and Corporate Governance Committee. Specifically, due grounds shall be deemed to exist when the Director has failed to perform the duties inherent to his position.

The Board may also propose the termination of the appointment of independent Directors in the case of Takeover Bids, mergers or other similar corporate transactions that represent a change in the structure of the Company’s capital.

B.1.20 Indicate the cases in which directors must resign.

In accordance with Article 12 of the Regulations of the Board of Directors, Directors must tender their resignation to the Board of Directors and formalize such resignation in the following cases:

a)	When they cease to hold the executive positions to which their appointment as Directors is linked, or when the reasons for which they were appointed no longer exist.

b)	When they are affected by any of the cases of incompatibility or prohibition established by statute.

c)	When they are severely reprimanded by the Nominating, Compensation and Corporate Governance Committee for having failed to fulfill any of their obligations as Directors.

d)	When their remaining on the Board might affect the Company’s credit or reputation in the market or otherwise jeopardize its interests.

The conditions listed above under “Removal” (B.1.19) must also be taken into consideration.

B.1.21

Indicate whether the duties of chief executive officer fall upon the Chairman of the Board of Directors. If so, describe the measures taken to limit the risk of powers being concentrated in a single person.

Yes

Measures for limiting risk

•

Pursuant to the provisions of the Regulations of the Board of Directors, the actions of the Chairman must always be in accordance with the guidelines and criteria established by the shareholders at the General Shareholders’ Meeting and by the Board of Directors and its Committees.

•

Likewise, all agreements or decisions of particular significance for the Company must be previously submitted for the approval of the Board of Directors or the relevant Board Committee, as the case may be.

•

The Board of Directors reserves the power to approve: the general policies and strategies of the Company; the evaluation of the Board, its Committees and its Chairman; the appointment of senior executive officers, as well as the compensation policy for Directors and senior executive officers; and strategic investments.

•	In addition, reports and proposals from the different Board Committees are required for the adoption of certain resolutions.

•	It is important to note that the Chairman does not hold the casting vote within the Board of Directors.

•

The Board of Directors of the Company, at its meeting held on December 19, 2007, agreed to appoint Mr. Julio Linares López as the Chief Executive (Chief Operating Officer) of Telefónica, S.A., reporting directly to the Chairman and with responsibility over all of Telefónica Group’s Business Units.

Indicate, and if necessary, explain whether rules have been established that enable any of the independent directors to convene board meetings or include new items on the agenda, to coordinate and voice the concerns of external directors and oversee the evaluation by the Board of Directors.

No

B.1.22	Are qualified majorities, other than legal majorities, required for any type of decisions?

No

Describe how resolutions are adopted by the Board of Directors and specify, at least, the minimum attendance quorum and the type of majority for adopting resolutions.

Description of resolution:

All resolutions

Quorum	%
Personal or proxy attendance of one half plus one of all Directors.	50.01

Type of majority	%

Resolutions shall be adopted by a majority of votes cast by the Directors present at the meeting in person or by proxy, except in those instances in which the Law requires the favorable vote of a greater number of Directors for the validity of specific resolutions and in particular for: (i) the appointment of Directors not holding a minimum of shares representing a nominal value of 3,000 euros, (Article 25 of the Company Bylaws) and (ii) for the appointment of Chairman, Vice Chairman, CEO or member of the Executive Committee, when the requirements explained in the following section shall apply.

50.01

B.1.23	Indicate whether there are any specific requirements, apart from those relating to the directors, to be appointed Chairman.

Yes

Description of requirements

In order for a Director to be appointed Chairman, said Director must have served on the Board for at least three years prior to any such appointment. However, such length of service shall not be required if the appointment is made with the favorable vote of at least 85 percent of the members of the Board of Directors.

B.1.24	Indicate whether the Chairman has the casting vote.

No

B.1.25	Indicate whether the bylaws or the regulations of the Board of Directors set any age limit for directors.

No

Age limit for Chairman	Age limit for CEO	Age limit for directors
0	0	0

B.1.26	Indicate whether the bylaws or the regulations of the Board of Directors set a limited term of office for independent directors.

No

Maximum number of years in office	0

B.1.27	If there are few or no female directors, explain the reasons and describe the initiatives adopted to remedy this situation.

Explanation of reasons and initiatives

The search for women who meet the necessary professional profile is a question of principle and, in this regard, it is clear that Telefónica has taken this concern on board. In this regard, it should be noted that, on January 23, 2008, the Board of Directors unanimously agreed to coopt, at the proposal of the Nominating, Compensation and Corporate Governance Committee, Ms. María Eva Castillo Sanz as an Independent Director of Telefónica. This appointment was ratified by the Ordinary General Shareholders’ Meeting of Telefónica held on April 22, 2008, and she was thus appointed as a Member of the Board of the Company for a term of five years.

Likewise, on December 19, 2007, the Board of Directors unanimously agreed, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, to appoint Ms. María Luz Medrano Aranguren as the Deputy Secretary General and Secretary of the Board of Directors of Telefónica.

Article 10.3. of the Regulations of the Board of Directors stipulates that the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized caliber, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as independent Directors.

Therefore, the selection procedure described above is based exclusively on the personal merits of the candidates (“recognized caliber, qualifications and experience”) and their ability to dedicate themselves to their work as members of the board. There is thus no implicit bias against the selection of women directors, if, among the potential candidates, there are women who meet the professional profile sought in each case.

Indicate in particular whether the Appointments and Remunerations Committee has established procedures to ensure the selection processes are not subject to implicit bias that will make it difficult to select female directors, and make a conscious effort to search for female candidates who have the required profile.

Yes

Indicate the main procedures

In accordance with article 10.3 of the Board Regulations, the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized caliber, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as independent Directors.

B.1.28	Indicate whether there are any formal processes for granting proxies at board meetings. If so, give brief details.

In accordance with Article 18 of the Regulations of the Board of Directors, Directors must attend meetings of the Board in person, and when unable to do so in exceptional cases, they shall endeavor to ensure that the proxy they grant to another member of the Board includes, as far as is practicable, appropriate instructions. Such proxies may be granted by letter or any other means that, in the Chairman’s opinion, ensures the certainty and validity of the proxy granted.

B.1.29	Indicate the number of board meetings held during the year and how many times the board has met without the Chairman’s attendance.

Number of board meetings	12
Number of board meetings held in the absence of its chairman	0

Indicate how many meetings of the various board committees were held during the year.

Number of meetings of the Executive or Delegated Committee	17
Number of meetings of the Audit and Compliance Committee	11
Number of meetings of the Appointments and Remunerations Committee	8
Number of meetings of the Appointments Committee	0
Number of meetings of the Remunerations Committee	0

B.1.30	Indicate the number of board meetings held during the financial year without the attendance of all members. Non-attendance will also include proxies granted without specific instructions.

Number of non-attendances by directors during the year	1
% of non-attendances of the total votes cast during the year	0.476

B.1.31	Indicate whether the individual and consolidated financial statements submitted for authorization for issue by the board by the board are certified previously.

No

Identify, where applicable, the person(s) who certified the company’s individual and consolidated financial statements prior to their authorization for issue by the board.

B.1.32

Explain the mechanisms, if any, established by the Board of Directors to prevent the individual and consolidated financial statements it prepares from being laid before the General Shareholders’ Meeting with a qualified Audit Report.

Through the Audit and Control Committee, the Board of Directors plays an essential role in supervising the preparation of the Company’s financial information, controlling and coordinating the various players that participate in this process.

To achieve this objective the Audit and Control Committee’s work addresses the following basic issues:

1. To supervise the process of preparing and submitting regulated financial information. With respect thereto, it shall be responsible for supervising the process of preparation and the integrity of the financial information relating to the Company and the Group, reviewing compliance with regulatory requirements, the proper determination of the scope of consolidation, and the correct application of accounting standards, informing the Board of Directors thereof.

2. To supervise the effectiveness of the Company’s internal control system and risk management systems, and to discuss with the auditors significant weaknesses in the internal control system detected during the audit. With respect thereto, it shall be responsible for proposing to the Board of Directors a risk control and management policy.

3. To establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardize the independence thereof, as well as any other matters relating to the audit procedure, and such other communications as may be provided for in auditing legislation and in technical auditing regulations.

In any event, the Audit and Control Committee must receive, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as information regarding additional services of any kind provided to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of the revised text of the Law on Auditing of Financial Statements approved in Royal Legislative Decree 1/2011, of 1 July.

4. To issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion regarding the independence of the Auditor. This report must in all cases include an opinion on the provision of the additional services referred to in the previous paragraph.

5. To supervise internal audit and, in particular:

a)	To ensure the independence and efficiency of the internal audit function;

b)	To propose the selection, appointment and removal of the person responsible for internal audit;

c)	To propose the budget for such service;

d)	To review the internal audit work plan and its annual activities report;

e)	To receive periodic information on its activities; and

f)	To verify that the senior executive officers take into account the conclusions and recommendations of its reports.

The Audit and Control Committee verifies both the periodical financial information and the Annual Financial Statements, ensuring that all financial information is drawn up according to the same professional principles and practices. To this effect, the Audit and Control Committee meets whenever appropriate, having held eleven (11) meetings in the course of 2011.

Furthermore, the External Auditor participates regularly in the Audit and Control Committee meetings, when called to do so by the Committee, to explain and clarify different aspects of the audit reports and other aspects of its work. Additionally, and when requested by the Committee, other members of the management of the Company and its subsidiaries have attended Committee meetings to explain specific matters that are directly within their scope of competence. In particular, managers from the finance, planning and control areas, as well as those in charge of internal audit, have attended these meetings. The members of the Committee have held separate meetings with each of these when it was deemed necessary to closely monitor the preparation of the Company’s financial information.

The above notwithstanding, Article 41 of the Regulations of the Board of Directors establishes that the Board of Directors shall endeavor to prepare the final financial statements in a manner that that will create no reason for qualifications from the Auditor. However, whenever the Board considers that it should maintain its standards, it shall publicly explain the contents and scope of the discrepancies.

B.1.33	Is the Secretary of the board also a director?

No

B.1.34

Explain the procedures for appointing and removing the Secretary of the board, indicating whether his/her appointment and removal have been notified by the Appointments Committee and approved by the board in plenary session.

Appointment and removal procedure

In accordance with article 15 of the Regulations of the Board of Directors, the Board of Directors, upon the proposal of the Chairman, and after a report from the Nominating, Compensation and Corporate Governance Committee, shall appoint a Secretary of the Board, and shall follow the same procedure for approving his/her removal.

Does the Appointments Committee propose appointments?	Yes
Does the Appointments Committee advise on dismissals?	Yes
Do appointments have to be approved by the board in plenary session?	Yes
Do dismissals have to be approved by the board in plenary session?	Yes

Is the Secretary of the board entrusted in particular with the function of overseeing corporate governance recommendations?

Yes

Remarks

The Secretary of the Board shall, at all times, attend to the formal and substantive legality of the Board’s actions, the conformance thereof to the Bylaws, the Regulations for the General Shareholders’ Meeting and of the Board, and maintain in consideration the corporate governance recommendations assumed by the Company in effect from time to time (article 15 of the Regulations of the Board).

B.1.35	Indicate and explain, where applicable, the mechanisms implemented by the company to preserve the independence of the auditor, financial analysts, investment banks and rating agencies.

With regards to the independence of the external Auditor of the Company, Article 41 of the Regulations of the Board of Directors establishes that the Board shall, through the Audit and Control Committee, establish a stable and professional relationship with the Company’s Auditor, strictly respecting the independence thereof.

The Auditing and Control Committee has a fundamental responsibility, as specified in article 21 of the Regulations of the Board, to establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardize the independence thereof, as well as any other matters relating to the audit procedure, and such other communications as may be provided for in auditing legislation and in technical auditing regulations.

In any event, the Audit and Control Committee must receive, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as information regarding additional services of any kind provided to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of the revised text of the Law on Auditing of Financial Statements approved in Royal Legislative Decree 1/2011, of 1 July.

The Committee must also issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion regarding the independence of the Auditor. This report must in all cases include an opinion on the provision of the additional services referred to in the previous paragraph.

In addition, in accordance with Article 21 of the Regulations of the Board of Directors, it is the Audit and Control Committee that proposes to the Board of Directors, for submission to the shareholders at the General Shareholders’ Meeting, the appointment of the Auditor as well as, if necessary, the appropriate terms for the hiring thereof, the scope of its professional engagement and the revocation or non- renewal of its appointment.

Likewise, the External Auditor has direct access to the Audit and Control Committee and participates regularly in its meetings, in the absence of the Company management team when this is deemed necessary. To this effect, and in keeping with United States legislation on this matter, the external Auditors must inform the Audit and Control Committee at least once a year on the most significant generally accepted auditing policies and practices followed in the preparation of the Company’s financial and accounting information affecting key elements in the financial statements which may have been discussed with the management team, and of all relevant communications between the Auditors and the Company management team.

In accordance with internal Company regulations and in line with the requirements imposed by US legislation, the engagement of any service from the Company’s external Auditors must always have the prior approval of the Audit and Control Committee. Moreover, the engagement of non-audit services must be done in strict compliance with the Accounts Audit Law and the Sarbanes-Oxley Act published in the United States and subsequent regulations. For this purpose, and prior to the engagement of the Auditors, the Audit and Control Committee studies the content of the work to be done, evaluating any situations that may jeopardize independence of the Company’s external Auditor and specifically supervises the percentage the fees paid for such services represent in the total revenue of the auditing firm. In this respect, the Company reports the fees paid to the external auditor, including those paid for non-audit services, in its Notes to the Financial Statements, in accordance with prevailing legislation.

B.1.36	Indicate whether the company has changed its external audit firm during the year. If so, identify the incoming audit firm and the outgoing auditor.

No

Outgoing auditor	Incoming auditor

Explain any disagreements with the outgoing auditor and the reasons for the same.

No

B.1.37

Indicate whether the audit firm performs non-audit work for the company and/or its group. If so, state the amount of fees paid for such work and the percentage they represent of all fees invoiced to the company and/or its group.

Yes

	Company	Group	Total
Amount of non-audit work (in thousands €)	0	2	2
Amount of non-audit work as a % of the total amount billed by the audit firm	0.000	0.008	0.007

B.1.38

Indicate whether the audit report on the previous year’s financial statements is qualified or includes reservations. Indicate the reasons given by the Chairman of the Audit Committee to explain the content and scope of those reservations or qualifications.

No

B.1.39

Indicate the number of consecutive years during which the current audit firm has been auditing the financial statements of the company and/or its group. Likewise, indicate for how many years the current firm has been auditing the financial statements as a percentage of the total number of years over which the financial statements have been audited.

	Company	Group
Number of consecutive years	7	7

	Company	Group
Number of years audited by current audit firm/Number of years the company’s financial statements have been audited (%)	24.1	33.3

B.1.40

List any equity holdings of the members of the company’s Board of Directors in other companies with the same, similar or complementary types of activity to that which constitutes the corporate purpose of the company and/or its group, and which have been reported to the company. Likewise, list the posts or duties they hold in such companies.

Name or corporate name of director	Corporate name of the company in question	% share	Post or duties
Mr. Isidro Fainé Casas	Abertis Infraestructuras, S.A.	0.008	Vice Chairman
Mr. David Arculus	BT Group Plc.	0.000	—
	British Sky Broadcasting Group Plc.	0.000	—

B.1.41	Indicate and give details of any procedures through which directors may receive external advice.

Yes

Details of procedure

Article 28 of the Regulations of the Board of Directors stipulates that in order to receive assistance in the performance of their duties, the Directors or any of the Committees of the Board may request that legal, accounting, financial or other experts be retained at the Company’s expense. The engagement must necessarily be related to specific problems of a certain significance and complexity that arise in the performance of their office.

The decision to retain such services must be communicated to the Chairman of the Company and shall be implemented through the Secretary of the Board, unless the Board of Directors does not consider such engagement to be necessary or appropriate.

B.1.42	Indicate whether there are procedures for directors to receive the information they need in sufficient time to prepare for meetings of the governing bodies.

Yes

Details of procedure

The Company adopts the measures necessary to ensure that the Directors receive the necessary information, specially drawn up and geared to preparing the meetings of the Board and its Committees, sufficiently in advance. Under no circumstances shall such requirement not be fulfilled on the grounds of the importance or the confidential nature of the information, except in absolutely exceptional cases.

In this regard, at the beginning of each year the Board of Directors and its Committees shall set the calendar of ordinary meetings to be held during the year. The calendar may be amended by resolution of the Board itself, or by decision of the Chairman, in which case the Directors shall be made aware of the amendment as soon as practicable.

Also, and in accordance with Recommendation 19 of the Unified Good Governance Code, at the beginning of the year the Board and its Committees shall prepare an Action Plan detailing the actions to be carried out and their timing for each year, as per their assigned powers and duties.

Likewise, all the meetings of the Board and the Board Committees have a pre-established Agenda, which is communicated at least three days prior to the date scheduled for the meeting together with the call for the session. For the same purpose, the Directors are sent the documentation related to the Agenda of the meetings sufficiently in advance. Such information is subsequently supplemented with the written documentation and presentations handed out to the Directors at the meeting.

To provide all the information and clarifications necessary in relation to certain points deliberated, the Group’s senior executive officers attend nearly all the Board and Committee meetings to explain the matters within their competencies.

Furthermore, and as a general rule, the Regulations of the Board of Directors expressly establish that Directors are granted the broadest powers to obtain information about all aspects of the Company, to examine its books, records, documents and other data regarding corporate transactions. The exercise of the right to receive information shall be channeled through the Chairman or Secretary of the Board of Directors, who shall respond to the requests made by the Directors, providing them with the requested information directly or offering them the proper contacts at the appropriate level of the organization.

B.1.43

Indicate and, where appropriate, give details of whether the company has established rules obliging directors to inform the board of any circumstances that might harm the organization’s name or reputation, tendering their resignation as the case may be.

Yes

Details of rules

In accordance with Article 12 of the Regulations of the Board of Directors, Directors must tender their resignation to the Board of Directors and formalize such resignation when their remaining on the Board might affect the Company’s credit or reputation in the market or otherwise jeopardizes its interests.

Likewise, article 32. h) of the Regulations establishes that Directors must report to the Board any circumstances related to them that might damage the credit or reputation of the Company as soon as possible.

B.1.44

Indicate whether any director has notified the company that he/she has been indicted or tried for any of the offences stated in article 124 of the Spanish Companies Act (LSA for its initials in Spanish).

No

Indicate whether the Board of Directors has examined this matter. If so, provide a justified explanation of the decision taken as to whether or not the director should continue to hold office.

No

Decision	Explanation

B.2.	Committees of the Board of Directors

B.2.1	Give details of all the committees of the Board of Directors and their members.

NOMINATING, COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE

Name	Post	Type
Mr. Alfonso Ferrari Herrero	Chairman	Independent
Mr. Carlos Colomer Casellas	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. Pablo Isla Álvarez de Tejera	Member	Independent
Mr. Peter Erskine	Member	Other external

AUDIT AND CONTROL COMMITTEE

Name	Post	Type
Mr. Gonzalo Hinojosa Fernández de Angulo	Chairman	Independent
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Antonio Massanell Lavilla	Member	Proprietary

HUMAN RESOURCES, AND CORPORATE REPUTATION AND RESPONSIBILITY

COMMITTEE

Name	Post	Type
Mr. Francisco Javier de Paz Mancho	Chairman	Independent
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Antonio Massanell Lavilla	Member	Proprietary
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. Pablo Isla Álvarez de Tejera	Member	Independent

REGULATION COMMITTEE

Name	Post	Type
Mr. Pablo Isla Álvarez de Tejera	Chairman	Independent
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. David Arculus	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Independent
Mr. José Fernando de Almansa Moreno-Barreda	Member	Other external
Ms. María Eva Castillo Sanz	Member	Independent

SERVICE QUALITY AND CUSTOMER SERVICE COMMITTEE

Name	Post	Type
Mr. Antonio Massanell Lavilla	Chairman	Proprietary
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Carlos Colomer Casellas	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Ms. María Eva Castillo Sanz	Member	Independent
Mr. Pablo Isla Álvarez de Tejera	Member	Independent

INTERNATIONAL AFFAIRS COMMITTEE

Name	Post	Type
Mr. José Fernando de Almansa Moreno-Barreda	Chairman	Other external
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. David Arculus	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. José María Abril Pérez	Member	Proprietary
Mr. Luiz Fernando Furlán	Member	Independent

EXECUTIVE COMMISSION

Name	Post	Type
Mr. César Alierta Izuel	Chairman	Executive
Mr. Isidro Fainé Casas	Vice Chairman	Proprietary
Mr. José María Abril Pérez	Vice Chairman	Proprietary
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Carlos Colomer Casellas	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. Julio Linares López	Member	Executive
Mr. Peter Erskine	Member	Other external

STRATEGY COMMITTEE

Name	Post	Type
Mr. Peter Erskine	Chairman	Other external
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. José Fernando de Almansa Moreno-Barreda	Member	Other external
Ms. María Eva Castillo Sanz	Member	Independent

INNOVATION COMMITTEE

Name	Post	Type
Mr. Carlos Colomer Casellas	Chairman	Independent
Mr. Antonio Massanell Lavilla	Member	Proprietary
Mr. José María Abril Pérez	Member	Proprietary
Mr. Julio Linares López	Member	Executive
Mr. Peter Erskine	Member	Other external

B.2.2	Indicate whether the Audit Committee is responsible for the following.

To supervise the preparation process, monitoring the integrity of financial information on the company and, if applicable, the group, and revising compliance with regulatory requirements, the adequate boundaries of the scope of consolidation and correct application of accounting principles.

Yes

To regularly review internal control and risk management systems, so main risks are correctly identified, managed and notified.	Yes

To safeguard the independence and efficacy of the internal audit function; propose the selection, appointment, reappointment and removal of the head of internal audit; propose the department’s budget; receive regular report-backs on its activities; and verify that senior management are acting on the findings and recommendations of its reports.

Yes

To establish and supervise a mechanism whereby staff can report, confidentially and, if necessary, anonymously, any irregularities they detect in the course of their duties, in particular financial or accounting irregularities, with potentially serious implications for the firm.

Yes

To submit to the board proposals for the selection, appointment, reappointment and removal of the external auditor, and the engagement conditions.	Yes

To receive regular information from the external auditor on the progress and findings of the audit program and check that senior management are acting on its recommendations.	Yes

To ensure the independence of the external auditor.	Yes

In the case of groups, the Committee should urge the group auditor to take on the auditing of all component companies.	Yes

B.2.3	Describe the organizational and operational rules and the responsibilities attributed to each of the board committees.

International Affairs Committee.

a)	Composition.

The International Affairs Committee shall consist of such number of Directors as the Board of Directors determines from time to time, but in no case less than three, and the majority of its members shall be External Directors.

The Chairman of the International Affairs Committee shall be appointed from among its members.

b)	Duties.

Notwithstanding any other duties that the Board of Directors may assign thereto, the primary mission of the International Affairs Committee shall be to strengthen and bring relevant international issues to the attention of the Board of Directors for the proper development of the Telefónica Group. In that regard, it shall have the following duties, among others:

(i)	To pay special attention to institutional relations in the countries in which the companies of the Telefónica Group operate.

(ii)	To review those matters of importance that affect it in international bodies and forums, or those of economic integration.

(iii)	To review regulatory and competition issues and alliances.

(iv)	To evaluate the programs and activities of the Company’s various Foundations and the resources used to promote its image and international social presence.

c)	Action Plan and Report.

As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the International Affairs Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report, summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the International Affairs Committee.

Audit and Control Committee.

Pursuant to the provisions of Article 31 bis of the Company Bylaws of Telefónica, S.A., Article 21 of the Regulations of the Board of Directors regulates the Audit and Control Committee in the following terms:

a)	Composition.

The Audit and Control Committee shall consist of not less than three nor more than five Directors appointed by the Board of Directors. All members of the Committee must be External Directors, not Executive Directors, and at least one must be an Independent Director. When appointing such members, the Board of Directors shall take into account the appointees’ knowledge and experience in matters of accounting, auditing and risk management.

The Chairman of the Audit and Control Committee, who shall in all events be an Independent Director, shall be appointed from among its members, and shall be replaced every four years; he/she may be re-elected after the passage of one year from the date when he/she ceased to hold office.

b)	Duties.

Without prejudice to any other tasks that the Board of Directors may assign thereto, the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties. Specifically, it shall have at least the following powers and duties:

1)	To report, through its Chairman, to the General Shareholders’ Meeting on matters raised thereat by the shareholders that are within the purview of the Committee;

2)

To propose to the Board of Directors, for submission to the shareholders at the General Shareholders’ Meeting, the appointment of the Auditor mentioned in Article 264 of the Spanish Companies Act (Ley de Sociedades de Capital), as well as, where appropriate, terms for the hiring thereof, the scope of its professional engagement and the revocation or renewal of its appointment.

3)	To supervise internal audit and, in particular:

a)	To ensure the independence and efficiency of the internal audit function;

b)	To propose the selection, appointment and removal of the person responsible for internal audit;

c)	To propose the budget for such service;

d)	To review the internal audit work plan and its annual activities report;

e)	To receive periodic information on its activities; and

f)	To verify that the senior executive officers take into account the conclusions and recommendations of its reports.

4)

To supervise the process of preparing and submitting regulated financial information. With respect thereto, it shall be responsible for supervising the process of preparation and the integrity of the financial information relating to the Company and the Group, reviewing compliance with regulatory requirements, the proper determination of the scope of consolidation, and the correct application of accounting standards, informing the Board of Directors thereof.

5)

To supervise the effectiveness of the Company’s internal control system and risk management systems, and to discuss with the auditors significant weaknesses in the internal control system detected during the audit. With respect thereto, it shall be responsible for proposing to the Board of Directors a risk control and management policy, which shall identify at least the following:

a)	the types of risk (operational, technological, financial, legal and reputational) facing the company;

b)	the setting of the risk level which the company considers acceptable;

c)	the measures to mitigate the impact of the identified risks, should they materialize;

d)	the control and information systems to be used to control and manage the above-mentioned risks.

6)

To establish and supervise a mechanism to allow employees to confidentially and anonymously report potentially significant irregularities, particularly any financial and accounting irregularities detected within the Company.

7)

To establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardize the independence thereof, as well as any other matters relating to the audit procedure, and such other communications as may be provided for in auditing legislation and in technical auditing regulations.

In any event, the Audit and Control Committee must receive, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as information regarding additional services of any kind provided to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of the revised text of the Law on Auditing of Financial Statements approved in Royal Legislative Decree 1/2011, of 1 July.

8)

To issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion regarding the independence of the Auditor. This report must in all cases include an opinion on the provision of the additional services referred to in paragraph 7) above.

c)	Operation.

The Audit and Control Committee shall meet at least once every quarter and as often as appropriate, when called by its Chairman.

In the performance of its duties, the Audit and Control Committee may require that the Company’s Auditor and the person responsible for internal audit, and any employee or senior executive officer of the Company, attend its meetings.

d)	Action Plan and Report.

As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Audit and Control Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report, summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Audit and Control Committee.

Service Quality and Customer Service Committee.

a) Composition.

The Service Quality and Customer Service Committee shall consist of such number of Directors as the Board of Directors determines from time to time, but in no case less than three, and the majority of its members shall be external directors.

The Chairman of the Service Quality and Customer Service Committee shall be appointed from among its members.

b)	Duties.

Without prejudice to any other duties that the Board of Directors may assign thereto, the Service Quality and Customer Service Committee shall have at least the following duties:

(i)	To periodically examine, review and monitor the quality indices of the principal services provided by the companies of the Telefónica Group.

(ii)	To evaluate levels of customer service provided by such companies.

c)	Action Plan and Report.

As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Service Quality and Customer Service Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report, summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Service Quality and Customer Services Committee.

Strategy Committee.

a)	Composition.

The Board of Directors shall determine the number of members of this Committee.

The Chairman of the Strategy Committee shall be appointed from among its members.

b)	Duties.

Without prejudice to any other tasks that the Board of Directors may assign thereto, the primary duty of the Strategy Committee shall be to support the Board of Directors in the analysis and follow up of the global strategy policy of the Telefónica Group.

c)	Action Plan and Report.

As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Strategy Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report, summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Strategy Committee.

Innovation Committee.

a)	Composition.

The Board of Directors shall determine the number of members of this Committee.

The Chairman of the Innovation Committee shall be appointed from among its members.

b)	Duties.

The Innovation Committee is primarily responsible for advising and assisting in all matters regarding innovation. Its main object is to perform an examination, analysis and periodic monitoring of the Company’s innovation projects, to provide guidance and to help ensure their implementation and development across the Group.

c)	Action Plan and Report.

As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Innovation Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report, summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Innovation Committee.

Nominating, Compensation and Corporate Governance Committee.

a)	Composition.

The Nominating, Compensation and Corporate Governance Committee shall consist of not less than three nor more than five Directors appointed by the Board of Directors. All members of the Committee must be external Directors and the majority thereof must be independent Directors.

The Chairman of the Nominating, Compensation and Corporate Governance Committee, who shall in all events be an independent Director, shall be appointed from among its members.

b)	Duties.

Notwithstanding other duties entrusted it by the Board of Directors, the Nominating, Compensation and Corporate Governance Committee shall have the following duties:

1)

To report, following standards of objectivity and conformity to the corporate interest, on the proposals for the appointment, re-election and removal of Directors and senior executive officers of the Company and its subsidiaries, and evaluate the qualifications, knowledge and experience required of candidates to fill vacancies.

2)

To report on the proposals for appointment of the members of the Executive Commission and of the other Committees of the Board of Directors, as well as the Secretary and, if applicable, the Deputy Secretary.

3)	To organize and coordinate, together with the Chairman of the Board of Directors, a periodic assessment of the Board, pursuant to the provisions of Article 13.3 of these Regulations.

4)	To inform on the periodic assessment of the performance of the Chairman of the Board of Directors.

5)

To examine or organize the succession of the Chairman such that it is properly understood and, if applicable, to make proposals to the Board of Directors so that such succession occurs in an orderly and well-planned manner.

6)

To propose to the Board of Directors, within the framework established in the Bylaws, the compensation for the Directors and review it periodically to ensure that it is in keeping with the tasks performed by them, as provided in Article 35 of these Regulations.

7)

To propose to the Board of Directors, within the framework established in the Bylaws, the extent and amount of the compensation, rights and remuneration of a financial nature, of the Chairman, the executive Directors and the senior executive officers of the Company, including the basic terms of their contracts, for purposes of the contractual implementation thereof.

8)	To prepare and propose to the Board of Directors an annual report regarding the Director compensation policy.

9)	To supervise compliance with the Company’s internal rules of conduct and the corporate governance rules thereof in effect from time to time.

10)	To exercise such other powers and perform such other duties as are assigned to such Committee in these Regulations.

c)	Operation.

In addition to the meetings provided for in the annual schedule, the Nominating, Compensation and Corporate Governance Committee shall meet whenever the Board of Directors of the Company or the Chairman thereof requests the issuance of a report or the approval of proposals within the scope of its powers and duties, provided that, in the opinion of the Chairman of the Committee, it is appropriate for the proper implementation of its duties.

d)	Action Plan and Report.

As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Nominating, Compensation and Corporate Governance Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report, summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Nominating, Compensation and Corporate Governance Committee.

Human Resources and Corporate Reputation and Responsibility Committee.

a)	Composition.

The Human Resources and Corporate Reputation and Responsibility Committee shall consist of such number of Directors as the Board of Directors determines from time to time, but in no case less than three, and the majority of its members shall be external Directors.

The Chairman of the Human Resources, Reputation and Corporate Responsibility Committee shall be appointed from among its members.

b)	Duties.

Without prejudice to any other tasks that the Board of Directors may assign thereto, the Human Resources and Corporate Reputation and Responsibility Committee shall have at least the following duties:

(i)	To analyze, report on and propose to the Board of Directors the adoption of the appropriate resolutions on personnel policy matters.

(ii)	To promote the development of the Telefónica Group’s Corporate Reputation and Responsibility project and the implementation of the core values of the Group.

c)	Action Plan and Report.

As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Human Resources, Corporate Reputation and Responsibility Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report, summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Human Resources, Corporate Reputation and Responsibility Committee.

Regulation Committee.

a)	Composition.

The Regulation Committee shall consist of such number of Directors as the Board of Directors determines from time to time, but in no case less than three, and the majority of its members shall be external Directors.

The Chairman of the Regulation Committee shall be appointed from among its members.

b)	Duties.

Notwithstanding other duties entrusted to it by the Board of Directors, the Regulation Committee shall have at least the following functions:

(i)	To monitor on a permanent basis the principal regulatory matters and issues affecting the Telefónica Group at any time, through the study, review and discussion thereof.

(ii)

To act as a communication and information channel between the Management Team and the Board of Directors in regulatory matters and, where appropriate, to advise the latter of those matters deemed important or significant to the Company or to any of the companies of its Group in respect of which it is necessary or appropriate to make a decision or adopt a particular strategy.

c)	Action Plan and Report.

As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Regulation Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report, summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Regulation Committee.

Executive Commission.

a)	Composition.

The Executive Commission shall consist of the Chairman of the Board, once appointed as a member thereof, and not less than three nor more than ten Directors appointed by the Board of Directors.

In the qualitative composition of the Executive Commission, the Board of Directors shall seek to have external or non-executive Directors constitute a majority over the executive Directors.

In all cases, the affirmative vote of at least two-thirds of the members of the Board of Directors shall be required in order for the appointment or re-appointment of the members of the Executive Commission to be valid.

b)	Duties.

The Board of Directors, always subject to the legal provisions in force, has delegated all its powers to an Executive Commission, except those that cannot be delegated by Law, by the Company Bylaws, or by the Regulations of the Board of Directors.

The Executive Commission provides the Board of Directors with a greater efficiency and effectiveness in the execution of its tasks, since it meets more often.

c)	Operation.

The Executive Commission shall meet whenever called by the Chairman, and shall normally meet every fifteen days.

The Chairman and Secretary of the Board of Directors shall act as the Chairman and Secretary of the Executive Commission. One or more Vice Chairmen and a Deputy Secretary may also be appointed.

A quorum of the Executive Commission shall be validly established with the attendance, in person or by proxy, of one-half plus one of its members.

Resolutions shall be adopted by a majority of the Directors attending the meeting (in person or by proxy), and in the case of a tie, the Chairman shall cast the deciding vote.

c) Relationship with the Board of Directors.

The Executive Commission shall report to the Board in a timely manner on the matters dealt with and the decisions adopted at the meetings thereof, with a copy of the minutes of such meetings made available to the members of the Board (article 20.c of the Regulations of the Board of Directors).

B.2.4	Identify any advisory or consulting powers and, where applicable, the powers delegated to each of the committees.

Committee name	Brief description
International Affairs Committee	Consultative and control committee
Audit and Control Committee	Consultative and control committee
Service Quality and Customer Service Committee	Consultative and control committee
Strategy Committee	Consultative and control committee
Innovation Committee	Consultative and control committee
Nominating, Compensation and Corporate Governance Committee	Consultative and control committee
Human Resources and Corporate Reputation and Responsibility Committee	Consultative and control committee
Regulation Committee	Consultative and control committee
Executive Commission	Corporate Body with general decision-making powers and express delegation of all powers corresponding to the Board of Directors except for those that cannot be delegated by law, bylaws or regulations.

B.2.5

Indicate, as appropriate, whether there are any regulations governing the board committees. If so, indicate where they can be consulted, and whether any amendments have been made during the year. Also indicate whether an annual report on the activities of each committee has been prepared voluntarily.

International Affairs Committee

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.

As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year, detailing the issues discussed at the meetings and highlighting certain aspects regarding their powers and duties, composition and operation.

Audit and Control Committee

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. In addition, the Audit and Control Committee is specifically regulated in article 31 bis of the Bylaws. These documents are available for consultation on the company website.

At its meeting held on 12 April 2011 the Company’s Board of Directors approved the partial modification of the Regulations of the Board of Directors, with a view to adapting them to new legislation published to that date concerning corporate enterprises and listed limited companies. The Committee’s composition and duties were also modified in the bylaws by a resolution passed at the General Shareholders’ Meeting last year. Consequently, with a view to coordinating the regulatory texts dealing with the corporate governance of the Company, the implementation of the partial amendments to the Regulations was postponed until the corresponding changes to the bylaws were approved, which took place on 18 May 2011.

The amendments to the Regulations of the Board proposed in April 2011 were particularly concerned with the following changes in legislation: (i) Law 12/2010, of 30 June, modifying Law 19/1988, of 12 July, concerning auditing, Law 24/1988, of 28 July, concerning the securities market, and the revised text of the Spanish Companies Act approved by Royal Legislative Decree 1564/1989, of 22 December, to bring it into line with EU regulations; (ii) Royal Legislative decree 1/2010, of 2 July, approving the revised text of the Corporate Enterprises Act; and (iii) Law 2/2011, of 4 March, on sustainable economy.

The articles in the Regulations of the Board of Directors which were modified include Article 21, concerning the Audit and Control Committee, which was amended to bring the duties of the Committee into line with the text of the eighteenth additional provision of the Spanish Securities Market Law, modified by Law 12/2010.

As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year, detailing the issues discussed at the meetings and highlighting certain aspects regarding their powers and duties, composition and operation.

Service Quality and Customer Service Committee

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.

As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year, detailing the issues discussed at the meetings and highlighting certain aspects regarding their powers and duties, composition and operation.

Strategy Committee

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.

As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year, detailing the issues discussed at the meetings and highlighting certain aspects regarding their powers and duties, composition and operation.

Innovation Committee

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.

As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year, detailing the issues discussed at the meetings and highlighting certain aspects regarding their powers and duties, composition and operation.

Nominating, Compensation and Corporate Governance Committee

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.

As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year, detailing the issues discussed at the meetings and highlighting certain aspects regarding their powers and duties, composition and operation.

Human Resources and Corporate Reputation and Responsibility Committee

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.

As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding their powers and duties, composition and operation.

Regulation Committee

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.

As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding their powers and duties, composition and operation.

Executive Commission

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. The Executive Commission is also regulated by Article 31 of the Bylaws. These documents are available for consultation on the company website.

B.2.6	Indicate whether the composition of the Executive Committee reflects the participation within the board of the different types of directors.

Yes

C	RELATED-PARTY TRANSACTIONS

C.1

Indicate whether the board plenary sessions have reserved the right to approve, based on a favorable report from the Audit Committee or any other committee responsible for this task, transactions which the company carries out with directors, significant shareholders or representatives on the board, or related parties.

Yes

C.2	List any relevant transactions entailing a transfer of assets or liabilities between the company or its group companies and the significant shareholders in the company.

Name or corporate name of significant shareholder	Name or corporate name of the company or its group company	Nature of the relationship	Type of transaction	Amount (in thousands €)
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance agreements, loans and capital contributions (borrower)	305,900
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance costs	27,365
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Commitments acquired	16,165
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance leases (lessor)	8,606
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Financing agreements: capital contributions and loans (lender)	71,760
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Repayment or cancellation of loans and finance leases (lessor)	2,708
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Sale of goods (finished or in progress)	6,741
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Other income	2,760
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance income	14,274
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Receipt of services	16,134
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Leases	716
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Guarantees and deposits given	583,789
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Other expenses	3,434
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Guarantees and deposits received	46
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Commitments acquired	16,516
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Services rendered	217,702
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance income	2,892
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Financing agreements: capital contributions and loans (lender)	277,274

Name or corporate name of significant shareholder	Name or corporate name of the company or its group company	Nature of the relationship	Type of transaction	Amount (in thousands €)
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance costs	6,166
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Commitments acquired	23,274,960
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Receipt of services	2,201
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance agreements, loans and capital contributions (borrower)	232,282
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Guarantees and deposits received	0
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Guarantees and deposits given	569
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Dividends received	8,832
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Dividends and other distributed earnings	514,390
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Receipt of services	19,858
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Finance agreements, loans and capital contributions (borrower)	14,826
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Finance costs	995
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Commitments acquired	259
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Services rendered	36,555
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Finance leases (lessor)	2,408
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Guarantees and deposits received	1

Name or corporate name of significant shareholder	Name or corporate name of the company or its group company	Nature of the relationship	Type of transaction	Amount (in thousands €)
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Guarantees and deposits given	56,307
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Finance income	11
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Commitments acquired	44,354
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Repayment or cancellation of loans and finance leases (lessor)	0
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Other income	0
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Leases	2,199
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Sale of goods (finished or in progress)	27,629
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Other expenses	30
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Finance agreements, loans and capital contributions (borrower)	355,369
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Financing agreements: capital contributions and loans (lender)	298,472
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Guarantees and deposits given	10
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Finance costs	7,764
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Finance income	3,040
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Dividends and other distributed earnings	366,347
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Commitments acquired	800,000
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Receipt of services	1,670
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Guarantees and deposits received	0

C.3	List any relevant transactions entailing a transfer of assets or liabilities between the company or its group companies, and the company’s managers or directors.

C.4

List any relevant transactions undertaken by the company with other companies in its group that are not eliminated in the process of drawing up the consolidated financial statements and whose subject matter and terms set them apart from the company’s ordinary trading activities.

C.5	Identify, where appropriate, any conflicts of interest affecting company directors pursuant to article 127.ter of the LSA.

No

C.6	List the mechanisms established to detect, determine and resolve any possible conflicts of interest between the company and/or its group, and its directors, management or significant shareholders.

The Company policy has established the following principles governing possible conflicts of interest that may affect Directors, senior executive officers or significant shareholders:

•With respect to Directors, Article 32 of the Regulations of the Board of Directors establishes that Directors shall inform the Board of Directors of any situation of direct or indirect conflict they may have with the interest of the company. In the event of conflict, the Director affected shall refrain from participating in the deliberation to which the conflict refers.

Moreover, and in accordance with the provisions set out in the Regulations of the Board, Directors shall refrain from participating in votes that affect matters in which they or persons related to them have a direct or indirect interest.

Likewise, the aforementioned Regulations establish that Directors shall not directly or indirectly enter into professional or commercial transactions with the Company or with any of the companies of the Group, if such transactions are unrelated to the ordinary course of business of the Company or not performed on an arm’s length basis, unless the Board of Directors is informed thereof in advance and, with the prior report of the Nominating, Compensation and Corporate Governance Committee, it approves the transaction upon the affirmative vote of at least 90% of the Directors present in person or by proxy.

Directors must also report with respect to themselves as well as the persons related thereto (a) the direct or indirect interests held by them and (b) the offices held or duties performed at any company that is in a situation of real competition with the Company.

For purposes of the provisions of this paragraph, the following shall not be deemed to be in a situation of actual competition with the Company, even if they have the same or a similar or complementary corporate purpose: (i) companies controlled thereby (within the meaning of Article 42 of the Commercial Code); and (ii) companies with which Telefónica, S.A. has established a strategic alliance. Likewise, for purposes of the provisions hereof, proprietary Directors of competitor companies appointed at the request of the Company or in consideration of the Company’s interest in the capital thereof shall not be deemed to be in a situation of competition.

•With regards to significant shareholders, Article 39 of the Regulations of the Board of Directors stipulates that the Board of Directors shall be aware of the transactions that the Company enters into, either directly or indirectly, with Directors, with significant shareholders or shareholders represented on the Board, or with persons related thereto.

The performance of such transactions shall require the authorization of the Board, after a favorable report of the Nominating, Compensation and Corporate Governance Committee, unless they are transactions or operations that form part of the customary or ordinary activity of the parties involved that are performed on customary market terms and in insignificant amounts for the Company.

The transactions referred to in the preceding sub-section shall be assessed from the point of view of equal treatment of shareholders and the arm’s-length basis of the transaction, and shall be included in the Annual Corporate Governance Report and in the periodic information of the Company upon the terms set forth in applicable laws and regulations.

• With respect to senior executive officers, the Internal Code of Conduct for Securities Markets Issues sets out the general principles of conduct for the persons subject to the said regulations who are involved in a conflict of interest. The aforementioned Code includes all the Company Management Personnel within the concept of affected persons.

In accordance with the provisions of this Code, senior executive officers are obliged to (a) act at all times with loyalty to the Telefónica Group and its shareholders, regardless of their own or other interests; (b) refrain from interfering in or influencing the making of decisions that may affect individuals or entities with whom there is a conflict; and (c) refrain from receiving information classified as confidential which may affect such conflict. Furthermore, these persons are obliged to inform the Company Regulatory Compliance Unit of all transactions that may potentially give rise to conflicts of interest.

C.7	Is more than one group company listed in Spain?

No

Identify the listed subsidiaries in Spain

D	RISK CONTROL SYSTEMS

D.1

Give a general description of risk policy in the company and/or its group, detailing and evaluating the risks covered by the system, together with evidence that the system is appropriate for the profile of each type of risk.

The Telefónica Group’s business is conditioned by a series of intrinsic risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The risks described below are the most significant:

Group-related risks

• Country risk (investments in Latin America).At December 31, 2011, approximately 48.5% of the Telefónica Group’s assets were located in Latin America. In addition, approximately 46.5% of its revenues from operations for 2011 were derived from its Latin American operations. At December 31, 2011 approximately 58.5% of its assets and 49.0% of the income from the Latin American segment were derived from its Brazil transactions. The Telefónica business is especially sensitive to any of the risks related to Latin America described in this section, particularly if they affect or arise in Brazil.

The Group’s investments and operations in Latin America could be affected by a series of risks related to economic, political and social factors in these countries, collectively denominated “country risk,” including risks related to the following:

•

government regulation or administrative polices, as well as the terms of licenses and concessions under which the Telefónica Group operates, may change unexpectedly and negatively affect the economic conditions or business environment in which it operates, and, therefore, the Group’s interests in such countries;

•	inflation may rise, currencies may be devalued or may depreciate or currency restrictions and other restraints on transfer of funds may be imposed;

•	governments may expropriate or nationalize assets or increase their participation in the economy and companies;

•	economic downturns, political instability and civil disturbances may negatively affect the Telefónica Group’s operations in such countries.

• Foreign currency and interest rate risk. The Telefónica Group’s business is exposed to various types of market risks, above all the impact of changes in interest rates or foreign currency exchange rates.

The Telefónica Group uses a variety of strategies to manage this risk, mainly through the use of financial derivatives, which themselves are also exposed to risk. These risk management strategies may not achieve the desired effect, while these hedges are exposed to counterparty risk.

See Note 16 of the consolidated financial statement for a more detailed description of the use of financial instruments to manage risk.

• Dependence on external sources of financing. The performance, expansion and improvement of networks, the development and distribution of the Telefónica Group’s services and products, as well as the development and implementation of new technologies or the renewal of licenses require a substantial amount of financing.

The evolution of financial markets in terms of liquidity, cost of credit, access and volatility, continues to be overshadowed by persisting uncertainty regarding certain factors such as the pace of the economic recovery, the health of the international banking system or the increasing concerns regarding the burgeoning deficits of some European countries. Worsening conditions in international financial markets due to any of these factors may make it more difficult and expensive for the Telefónica Group to refinance its debt (at December 31, 2011, average net debt maturing in the next six years is approximately 6,850 million euros per year) or take on additional debt if necessary.

In addition, the capacity to raise capital in the international capital markets would be impaired in terms of access and cost if Telefónica’s credit ratings were downgraded. On September 28, 2011, Fitch Ratings announced that it was downgrading Telefónica’s long-term rating from A-, negative outlook, to BBB+, stable outlook, and on December 21, 2011, Standard and Poor’s rating Services (S&P) confirmed our BBB+ rating but changed the outlook from stable to negative and on February 2, 2012, Moody’s confirmed our BBB+ credit rating, also changing the outlook from stable to negative. Despite this uncertainty, Telefónica, through its subsidiary Telefónica Emisiones, S.A.U., raised funds in the capital markets in 2011 for an aggregate amount of 4,495 million euros. In February 2012, it tapped the European market with a 1,500 million euro issue of bonds maturing February 21, 2018 with an annual coupon of 4. 797%.

Moreover, the current market conditions could make it harder to renew existing undrawn bilateral credit lines, 24% of which, at December 31, 2011 initially mature prior to December 31, 2012. Finally, the current financial situation could make it more difficult and costly to raise additional equity capital from shareholders.

Risks related to the Group’s industry

• Current global economic situation. The Telefónica Group’s business is impacted by general economic conditions in each of the countries in which it operates. The uncertainty about whether the economic recovery will continue may negatively affect the level of demand of existing and prospective customers, as customers may no longer deem critical the services offered by the Group. The main macroeconomic factors that could have an adverse impact on consumption and, accordingly, demand for our services and the Telefónica Group’s results include the dearth of credit as banks adjust their balance sheets, trends in the labor market, further erosion of consumer confidence, with an immediate increase in saving rates, or needs for greater fiscal adjustment, which would undermine household income levels. This risk is high in Europe, but basically negligible in the rest of the countries where the Telefónica Group operates.

Similarly, the sovereign debt crisis in certain euro-area countries and rating downgrades in some of these should be taken into account. Any further deterioration in sovereign debt markets or greater restrictions on credit in the banking sector could have an adverse impact on Telefónica’s ability to raise financial and/or obtain liquidity. This could have a negative effect on the Group’s businesses, financial position, results or cash flow.

In addition, there could be other possible follow-on effects from the economic crisis on the Group’s business, including insolvency of key customers or suppliers.

• Highly regulated markets. As a multinational telecommunications company that operates in regulated markets, the Telefónica Group is subject to different laws and regulations in each of the jurisdictions in which it provides services and in which supranational regulators such as the European Union and national, state, regional and local authorities intervene to varying degrees and as appropriate. This regulation is strict in the countries in which the Company holds a dominant position.

In Europe, wholesale mobile network termination rates came down in 2011. There were considerable reductions in many of the countries where the Group operates, notably in the UK (with a final reduction scheduled for 2015 and a decrease in prices compared to the end of 2010 of over 83%) and Germany (cuts of over 50% since December 2010). In Spain, in December 2011, the regulator (CMT) launched a public consultation on mobile network call termination rates, proposing a reduction of between 75% and 80%.

Other services with regulated prices include SMS and call roaming. In this case, a declining scale for maximum wholesale and retail prices is in place, with Telefónica already having been forced to cut the maximum prices of voice calls, text messages and wholesale roaming prices from those in force in mid 2011 by 11.43%, 36.36% and 60%, respectively, by mid 2012. In July, the European Commission released a proposal for a review of the Roaming Regulation aimed at achieving a long-term solution. According to this proposal, from July 2014, mobile operators would be forced to separate the sale of roaming services from their domestic services. This would allow users to choose a different operator for calls made in other Member States. The proposal includes a transitional period during which the current maximum prices would be applied until the structural measure is implemented. Retail data roaming prices would also include new caps.

Finally, regarding net neutrality, the Commission released a report on net neutrality in which it maintains the non-regulatory alternative. It did, however, pose the need to know and supervise operators’ traffic management practices. Moreover, the Commission turned to BEREC to draft a set of guidelines for transparency and minimum quality of service standards.

Nevertheless, regulators could also adopt at any time measures or additional requirements to reduce roaming prices and fixed and/or mobile termination rates, and force Telefónica to provide third-party access to its networks.

Moreover, in Latin America there is a move to review –and reduce– mobile network termination prices. For instance, reductions have been approved in Mexico and Chile of 61% and 60%, respectively. In Brazil, in October 2011, the regulator (Anatel) approved the fixed-mobile rate adjustment regulation, which entails a gradual reduction of these rates by applying a CPI- factor. This reduction factor is 18% in 2012, 12% in 2013 and 10% in 2014. The absolute decrease in public rates must be passed on to mobile interconnection rates (VU-M). In addition, there is a trend toward reductions in termination rates in Peru, Venezuela and Colombia.

Meanwhile, the regulatory landscape in Europe has changed as a consequence of the approval in 2009 of the European Union’s common regulatory framework, which had to be transposed into national law by Member States by May 2011. At the date of preparation of this document, of the countries in which the Telefónica Group operates, Spain and Germany had yet to transpose this community law. The regulatory principles established suggest that the new frameworks in each Member State could result in increased regulatory pressure on the local competitive environment. This framework supports the possibility of national regulators, in specific cases and under exceptional conditions, establishing the functional separation between the wholesale and retail businesses of operators with significant market power and vertically integrated operators, whereby they would be required to offer equal wholesale terms to third-party operators that acquire these products.

The recommendation on the application of the European regulatory policy to next-generation broadband networks drawn up by the European Commission could play a key role in the incentives for operators to invest in net fixed broadband networks in the short and medium term, thus affecting the outlook for the business and competition in this market segment. The European Commission is currently recording the respective recommendations on cost accounting and non-discrimination which could apply more regulatory pressure to fixed operators.

Meanwhile, as the Group provides most of its services under licenses, authorizations or concessions, it is vulnerable to economic fines for serious breaches and, ultimately, revocation or failure to renew these licenses, authorizations or concessions or the granting of new licenses to competitors for the provisions of services in a specific market.

The Telefónica Group pursues their renewal to the extent provided by the contractual conditions, though it cannot guarantee that it will always complete this process successfully or under the most beneficial terms for the Group. In many cases it must satisfy certain obligations, including, among others, minimum specified quality standards, service and coverage conditions and capital investment. Failure to comply with these obligations could result in the imposition of fines or even revocation or forfeiture of the license, authorization or concession.

In addition, since the Telefónica Group holds a leading market share in many of the countries where it operates, the Group could be affected by regulatory actions of antitrust or competition authorities. These authorities could prohibit certain actions, such as making further acquisitions or continuing to engage in particular practices or impose fines or other penalties on the Company, which, if significant, could result in loss of market share and/or in harm to future growth of certain businesses.

• Highly competitive markets and markets subject to constant technological development. The Telefónica Group operates in markets that are highly competitive and subject to constant technological development. Therefore, it is subject to the effects of actions by competitors in these markets and its ability to anticipate and adapt to constant technological changes taking place in the industry.

To compete effectively, the Telefónica Group needs to successfully market its products and services and respond to both commercial actions by competitors and other competitive factors affecting these markets, anticipating and adapting promptly to technological changes, changes in consumer preferences and general economic, political and social conditions. Failure to do so appropriately could have an adverse impact on the Telefónica Group’s financial position, operating results and cash flow.

New products and technologies arise constantly, while the development of existing products and technologies can render obsolete the products and services the Telefónica Group offers and the technology it uses. This can force Telefónica to invest in the development of new products, technology and services so it can continue to compete effectively with current or future competitors, which may reduce the revenue margins it obtains. In this respect, margins from the traditional voice and data businesses are shrinking, while new sources of revenues are arising from mobile internet.

One technology that telecommunications operators, including Telefónica (in Spain and Latin America), are focused on is the new FTTx-type network, which offers broadband access using optical fiber with superior services, e.g. internet speed of up to 100mb or HD television services. However, hefty investment is required to deploy these networks, which entails fully or partially substituting the copper of the access loop with fiber optics. As things stand now, scant demand for the capabilities offered by these new networks to end users could make it difficult to quantify the return on investment and justify the high investment.

In addition, many of these network upgrade tasks and the ability to offer new products or services are not entirely under the Telefónica Group’s control and could be constrained by applicable regulation.

• Limitations on spectrum capacity could be costly and curtail growth. Telefónica’s mobile operations in a number of countries may rely on the availability of spectrum. The Company’s failure to obtain sufficient or appropriate capacity and spectrum coverage, and assume the related costs of obtaining this capacity, could have an adverse impact on the quality of services and on the Company’s ability to provide new services, potentially adversely affecting the Group’s financial position and results of operations.

Specifically, in Germany, the regulator launched a public consultation to identify demand for spectrum in the 900 MHz and 1800 MHz frequencies from 2017. A decision in this respect is expected for 2013. Regarding the allocation of new spectrum and the related costs, in 2011, additional spectrum was awarded in Spain covering all bands attributed to mobile services for a total costs for all blocks of approximately 842 million euros.

• Supplier failures. As a mobile and fixed telephony operator and provider of telecommunications services and products, the Telefónica Group, like other companies in the industry, depends upon a small number of major suppliers for essential products and services, mainly network infrastructure and mobile handsets. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements.

If these suppliers fail to deliver products and services to the Telefónica Group on a timely basis, it could jeopardize network deployment and expansion plans, which in some cases could adversely affect the Telefónica Group’s ability to satisfy its license terms and requirements or have an adverse impact on the Telefónica Group’s businesses and the results of its operations.

• Risks associated with unforeseen network interruptions. Unanticipated network interruptions as a result of system failures whether accidental or otherwise, including those due to network, hardware or software failures, which affect the quality of or cause an interruption in the Telefónica Group’s service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, penalties or other measures imposed by regulatory authorities and could harm the Telefónica Group’s reputation.

Telefónica attempts to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and other security measures on its premises. However, these measures are not always effective. Although the Telefónica Group carries business interruption insurance, its insurance policy may not provide coverage in amounts sufficient to compensate for potential losses.

• Electromagnetic radio emissions and possible health risks. Currently, there is significant public concern regarding alleged potential effects of electromagnetic fields, emitted by mobile telephones and base stations, on human health.

This social concern has caused certain governments and administrations to take measures that have hindered the deployment of the infrastructures necessary to ensure quality of service and affected the deployment criteria of new networks.

In May 2011, the specialized body of the World Health Organization in research on cancer (IARC) classified electromagnetic fields of mobile telephony as “possibly carcinogenic,” a classification which also includes products such as coffee and pickled foods. The World Health Organization subsequently indicated, in its fact sheet no. 193 published in June 2011, that to date it cannot be confirmed that the use of a mobile telephone has adverse effects on health, although it was announced that in 2012 a formal assessment of this risk will be conducted, taking into account all scientific evidence available.

Irrespective of the scientific evidence that may be obtained and even though the Telefónica Group has considered these risks and has an action plan for the various countries in which it provides services, to ensure compliance with codes of good practice and relevant regulations, this concern, which may affect the capacity to capture or retain customers or may discourage the use of the mobile telephone, should not be disregarded.

The adoption of new measures by governments or administrations or other regulatory interventions in this respect that may also arise in the future may adversely affect the Group’s business, financial position, results and cash flow.

• Risk of asset impairment. The Telefónica Group reviews on an annual basis, or more frequently where the circumstances require, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future cash flows expected, including, in some cases synergies allowed for in acquisition cost. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to the estimates made and recognize impairment losses in goodwill, intangible assets or fixed assets. Although the recognition of impairments of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group’s operations. In this respect, the Telefónica Group has taken impairment losses on certain of its investments, affecting the results of the year when they were made. In 2011, an impairment loss was recognized on the stake in Telco, S.p.A. which, coupled with the impact of the recovery of part of the operational synergies considered in the investment and the contribution to profit for the year, resulted in a negative impact of 620 million euros.

Other risks

• Litigation and other legal proceedings. Telefónica and Telefónica Group companies are party to lawsuits and other legal proceedings in the ordinary course of their businesses, the financial outcome of which is unpredictable. An adverse outcome in, or any out of court settlement of, these or other proceedings could result in significant costs and may have a material adverse effect on the Telefónica Group’s business, financial condition, results of operations and cash flow.

D.2	Indicate whether the company or group has been exposed to different types of risk (operational, technological, financial, legal, reputational, fiscal…) during the year.

Yes

If so, indicate the circumstances and whether the established control systems worked adequately.

Risks occurring in the year

Risk of asset impairment.

Circumstances responsible for this occurrence

The Telefónica Group has taken impairment losses on certain of its investments, affecting the results of the year when they were made.

Operation of control systems

The Telefónica Group reviews on an annual basis, or more frequently where the circumstances require, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future cash flows expected, including, in some cases synergies allowed for in acquisition cost. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to the estimates made and recognize impairment losses in goodwill, intangible assets or fixed assets. Although the recognition of impairments of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group’s operations.

In this respect, the Telefónica Group has taken impairment losses on certain of its investments, affecting the results of the year when they were made. In 2011, as recorded in the Company’s financial statements, an impairment loss was recognized on the stake in Telco, S.p.A. which, coupled with the impact of the recovery of part of the operational synergies considered in the investment and the contribution to profit for the year, resulted in a negative impact of 620 million euros. The Company also transferred 80 million euros of the value of its holding in BBVA, up to its fair value.

D.3	Indicate whether there is a committee or other governing body in charge of responsible for establishing and supervising these control systems.

Yes

If so, please explain its duties.

Name of the Committee or Body	Description of duties
Audit and Control Committee

The Board of Directors of Telefónica, S.A. has constituted an Audit and Control Committee whose powers and duties and rules of operation are set out in the Company Bylaws and in the Regulations of the Board of Directors. Such regulations comply with all legal requirements as well as with the recommendations for good corporate governance issued by both national and international bodies.

Unless dealing with specific issues, the following shall be invited to attend Committee meetings: the External Auditor, representatives of the Legal General Secretariat and the Board, as well as representatives from the following departments: Strategic, Finance and Development, Internal Audit, Intervention and Inspection, Planning, Budgets and Control, Operations and Human Resources.

Occasionally, as mentioned above, other managers from within the Group are invited to inform the Committee on specific areas of interest to it.

The duties of the Committee are established in the Company Bylaws of Telefónica, S.A. (art. 31 bis), and in the Regulations of the Board of Directors (art. 21), as described in section B.2.3 of this Report..

In addition, the Company has designed a system of information to which the Chairman and the members of the Audit and Control Committee have access, through which they can obtain, if they wish, information on the conclusions of internal auditing reports and on the fulfillment of recommendations subject to specific monitoring.

Likewise, within the Group, Committees have been set up in those companies whose shares are listed on stock market in countries other than Spain, with similar duties to those described for the Audit and Control Committee of Telefónica, S.A.

D.4	Identify and describe the processes for compliance with the regulations applicable to the company and/or its group.

The vast majority of the companies comprising the Telefónica Group operate in the telecommunications sector, which is subject to regulation in nearly all the countries where the Group is present. Among the basic objectives of the internal control model described above is compliance with laws and regulations that affect the Telefónica Group’s activities. In particular, the Group has units exercising specific control over this type of risk, especially through its legal services and in the areas of corporate regulation in the Group companies.

E	GENERAL SHAREHOLDERS’ MEETINGS

E.1

Indicate the quorum required for constitution of the General Shareholders’ Meeting established in the company’s bylaws. Describe how it differs from the system of minimum quorums established in the LSA.

No

	Quorum % other than that established in article 102 of the LSA for general cases	Quorum % other than that established in article 103 of the LSA for the special cases described in article 103
Quorum required for first call	0	0
Quorum required for second call	0	0

E.2	Indicate and, as applicable, describe any differences between the company’s system of adopting corporate resolutions and the framework set forth in the LSA.

No

E.3	List all shareholders’ rights regarding the General Shareholders’ Meetings other than those established under the LSA.

Telefónica grants all shareholders the rights related to the General Shareholders’ Meetings set out in the LSA.

Likewise, with a view to encouraging shareholders’ participation in the GSM, pursuant to Article 11 of the Regulations for the General Shareholders’ Meeting of Telefónica, S.A., shareholders may at all times and after providing evidence of their status as such, make suggestions through the Shareholder Service [Servicio de Atención al Accionista] regarding the organization and operation of the General Shareholders’ Meeting and the powers of the shareholders thereat.

E.4	Indicate the measures, if any, adopted to encourage shareholder participation at General Shareholders’ Meetings.

The primary goal of the Regulations of the General Shareholders’ Meeting of Telefónica, S.A. is to offer the shareholder a framework that guarantees and facilitates the exercise of their rights in their relationship with the governing body of the Company. Particular emphasis is placed on the shareholders’ right to receive information and to participate in the deliberations and voting, by ensuring the widest possible dissemination of the call to meeting and of the proposed resolutions that are submitted to the shareholders at the General Shareholders’ Meeting. In addition to the measures required by the applicable law in effect, the following are specific measures envisaged in the Regulations of the General Shareholders’ Meeting with a view to facilitating shareholders’ attendance and participation therein:

* WEBSITE

From the date of publication of the notice of the call to the General Shareholders’ Meeting, and in order to facilitate shareholders’ attendance and participation therein, the Company shall include in its website, to the extent available and in addition to the documents and information required by the Law, all materials that the Company deems advisable for such purposes and in particular, but not exclusively, the following:

a) The text of all the proposed resolutions that are to be submitted to the shareholders at the General Shareholders’ Meeting and that have by then been approved by the Board of Directors, provided, however, that the Board of Directors may amend such proposals up to the date of the Meeting when so permitted by the Law.

b) Information regarding the place where the General Shareholders’ Meeting is to be held, describing, when appropriate, the means of access to the meeting room.

c) The procedure to obtain attendance cards or certificates issued by the entities legally authorized to do so.

d) The means and procedures to grant a proxy for the General Shareholders’ Meeting.

e) If established, the means and procedures to cast votes from a distance.

f) Any other matters of interest for purposes of following the proceedings at the Meeting, such as whether or not simultaneous interpretation services will be provided, the possibility that the General Shareholders’ Meeting be followed by audio-visual means, or information in other languages.

The Company shareholders may obtain all the aforementioned information through the corporate website, or may request that it be sent or delivered to them without charge through the mechanisms established on the website for this purpose.

* SUGGESTIONS MADE BY THE SHAREHOLDERS

As indicated above, without prejudice to the shareholders’ right, in such cases and under such terms as are provided in the Law, to have certain matters included in the Agenda for the Meeting that they request be called, the shareholders may at all times and after providing evidence of their status as such, make suggestions through the Shareholder Service [Servicio de Atención al Accionista] regarding the organization and operation of the General Shareholders’ Meeting and the powers of the shareholders thereat.

Likewise, through the Shareholder Service, shareholders may request all types of information, documentation and clarifications required in relation to the General Shareholders’ Meeting, either through the Company website or by calling the toll-free line.

* ELECTRONIC SHAREHOLDERS’ FORUM

On occasion of the call to meeting and until each General Shareholders’ Meeting is held, the Company shall place into operation on its website (www.telefonica.com) an Electronic Shareholders’ Forum, which shall be accessible, with appropriate safeguards, by both individual shareholders and by any voluntary associations they may create as provided by law, in order to facilitate their communication prior to a General Shareholders’ Meeting being held. Proposed resolutions sought to be presented as a supplement to the agenda notified in the call to meeting may be published in the Forum, together with requests for adherence to such proposals, initiatives to reach the percentage sufficient to exercise a minority right provided by Law as well as proxy offers or solicitations.

* PROXY GRANTING AND REPRESENTATION

The Chairman of the General Shareholders’ Meeting, or the Secretary for the Meeting acting under a delegation of powers, shall resolve all questions arising in connection with the validity and effectiveness of the documents setting forth the right of any shareholder to attend the General Shareholders’ Meeting, whether individually or by grouping shares with other shareholders, as well as the granting of a proxy or of powers of representation to another person, and shall ensure that only such documents as fail to meet the minimum essential requirements are considered invalid or ineffective and provided that the defects therein have not been cured.

E.5

Indicate whether the General Shareholders’ Meetings is presided by the Chairman of the Board of Directors. List measures, if any, adopted to guarantee the independence and correct operation of the General Shareholders’ Meeting.

Yes

Details of measures

The General Shareholders’ Meeting of Telefónica, S.A. has established its principles of organization and operation in a set of Regulations, approved by the General Shareholders’ Meeting, and the Chairman must always act in line with the principles, criteria and guidelines set out therein.

In addition to establishing the principles of organization and operation of the General Shareholders’ Meeting, gathering and organizing the different aspects of calling, organizing and holding the General Shareholders’ Meeting in a single text, the document provides mechanisms to:

• Facilitate shareholders’ exercise of their relevant rights, with particular attention to the shareholders’ right to information and to participate in the deliberations and voting.

• Ensure the utmost transparency and efficiency in the establishment of the shareholders’ will and in decision-making at the Meeting, ensuring the widest possible dissemination of the call to meeting and of the proposed resolutions.

Furthermore, in accordance with the Regulations of the Board of Directors, the conduct of the Chairman of the Board must always be in accordance with the decisions and criteria established by the shareholders at the General Shareholders’ Meeting (in addition to the Board of Directors and the Board Committees).

E.6	Indicate the amendments, if any, made to the General Shareholders’ Meeting regulations during the year.

At the General Shareholders’ Meeting held on May 18, 2011, shareholders approved a partial amendment of the Regulations of the General Shareholders’ Meeting to adjust them to legislative changes concerning corporate enterprises and listed limited companies to that date, in particular (i) Royal Legislative decree 1/2010, of 2 July, approving the revised text of the Corporate Enterprises Act; and (ii) Royal Legislative decree 13/2010, of 3 December, on fiscal, labor and liberalization measures designed to encourage investment and to create jobs.

This reform of the Regulations of the General Shareholders’ Meeting was also complemented with the reform of the Company Bylaws which was also approved by the General Shareholders’ Meeting of May 18, 2011, responding additionally to the need to ensure the internal consistency of the regulations and corporate governance of Telefónica, S.A.

The specific amendments introduced to the Regulations of the General Shareholders’ Meeting were:

•

Article 5.- Amended to ensure the enumerated powers of the General Shareholders’ Meeting reflect those set out in article 160 of the Corporate Enterprises Act, in line with the amendments to article 14 of the Company Bylaws.

•

Article 8.1.- Amended to adapt the text taken from article 173 of the Corporate Enterprises Act to article 6, section 2 of Royal Legislative decree 13/2010, in line with the amendment to article 16.1 of the Company Bylaws.

•	Article 11.- Amended to incorporate the provision concerning the Electronic Shareholders’ Forum included in article 539 of the Corporate Enterprises Act.

•

Article 13.1.- Amended to replace a reference to the Spanish Companies Act with one to the Corporate Enterprises Act and a reference to article 114 of the Securities Market Act with one to article 514 (currently article 526) of the Corporate Enterprises Act.

•

Article 14.1.- Amended to agree with modified article 16 of the Company’s Bylaws allowing for the possibility of holding the General Shareholders’ Meeting on premises other than those of the registered offices (any location in Spain) if so agreed by the Board of Directors and in accordance with the provisions of article 175 of the Corporate Enterprises Act.

E.7	Indicate the attendance figures for the General Shareholders’ Meetings held during the year.

	Attendance data
			% remote voting
Date of general meeting	% attending in person	% by proxy	Electronic means	Other	Total
18-05-2011	13.562	38.295	0.000	0.000	51.857

E.8	Briefly indicate the resolutions adopted at the General Shareholders’ Meetings held during the year and the percentage of votes with which each resolution was adopted.

GENERAL SHAREHOLDERS’ MEETING—MAY 18, 2011

Items on agenda	Summary of proposal	Votes in favor	Votes against	Abstentions	Result of the vote
I	Approval of the Annual Accounts for Fiscal Year 2010.	2,207,810,618 (93.284%)	5,956,363 (0.252%)	152,982,880 (6.464%)	Approved
II	Distribution of a dividend to be charged to unrestricted reserves.	2,219,645,239 (93.785%)	4,149,697 (0.175%)	142,954,925 (6.040%)	Approved
III.1	Amendment of articles 1, 6.2, 7, 14, 16.1, 17.4, 18.4, 31 bis and 36 of the Company’s Bylaws.	2,223,675,521 (93.955%)	433,129 (0.018%)	142,641,211 (6.027%)	Approved
III.2	Addition of a new section 5 to article 16 of the Company’s Bylaws.	2,208,538,171 (93.314%)	15,555,091 (0.657%)	142,656,599 (6.028%)	Approved
III.3	Addition of a new article 26 bis to the Company’s Bylaws.	2,223,321,465 (93.940%)	771,470 (0.033%)	142,656,926 (6.028%)	Approved
IV.1	Amendment of Articles 5, 8.1, 11 and 13.1 of the Regulations for the General Shareholders’ Meeting.	2,221,601,233 (93.867%)	2,549,750 (0.108%)	142,598,878 (6.025%)	Approved

Items on agenda	Summary of proposal	Votes in favor	Votes against	Abstentions	Result of the vote
IV.2	Amendment to article 14.1 of the Regulations of the General Shareholders’ Meeting.	2,221,561,630 (93.866%)	2,567,030 (0.108%)	142,621,201 (6.026%)	Approved
V.1	Re-election of Mr. Isidro Fainé Casas as Director.	1,814,864,916 (76.682%)	401,429,841 (16.961%)	150,455,104 (6.357%)	Approved
V.2	Re-election of Mr. Vitalino Manuel Nafría Aznar as Director.	1,855,363,380 (78.393%)	363,702,533 (15.367%)	147,683,948 (6.240%)	Approved
V.3	Re-election of Mr. Julio Linares López as Director.	1,944,245,758 (82.148%)	277,433,490 (11.722%)	145,070,613 (6.130%)	Approved
V.4	Re-election of Mr. David Arculus as Director.	2,192,558,357 (92.640%)	30,152,806 (1.274%)	144,038,698 (6.086%)	Approved
V.5	Re-election of Mr. Carlos Colomer Casellas as Director.	2,159,448,026 (91.241%)	63,286,058 (2.674%)	144,015,777 (6.085%)	Approved
V.6	Re-election of Mr. Peter Erskine as Director.	1,860,884,336 (78.626%)	352,593,877 (14.898%)	153,271,648 (6.476%)	Approved
V.7	Re-election of Mr. Alfonso Ferrari Herrero as Director.	2,137,217,589 (90.302%)	85,512,315 (3.613%)	144,019,957 (6.085%)	Approved
V.8	Re-election of Mr. Antonio Massanell Lavilla as Director.	1,866,463,963 (78.862%)	349,569,679 (14.770%)	150,716,219 (6.368%)	Approved
V.9	Appointment of Mr. Chang Xiaobing as Director.	1,925,895,607 (81.373%)	292,272,374 (12.349%)	148,581,880 (6.278%)	Approved
VI	To authorize the Board of Directors in order that, under Section 297.1.b) of the Corporate Enterprises Act, it may increase the share capital of the company.	2,033,763,073 (85.931%)	182,876,859 (7.727%)	150,109,929 (6.342%)	Approved
VII	Re-election of the Auditor for Fiscal Year 2011.	2,222,589,711 (93.909%)	1,788,628 (0.076%)	142,371,522 (6.015%)	Approved
VIII	Approval of a long-term incentive Plan based on shares of Telefónica, S.A. aimed at members of the Executive Team of the Telefónica Group.	2,186,188,141 (92.371%)	29,190,388 (1.233%)	151,371,332 (6.396%)	Approved
IX	Approval of a long-term incentive restricted Plan based on shares of Telefónica, S.A. aimed at Employees and Executive Personnel of the Telefónica Group.	2,159,764,629 (91.254%)	62,981,871 (2.661%)	144,003,361 (6.084%)	Approved
X	Approval of global purchase plan of Telefónica, S.A. shares for employees of the Telefónica Group	2,185,541,679 (92.344%)	38,741,588 (1.637%)	142,466,594 (6.020%)	Approved
XI	Delegation of powers to formalize, interpret, correct and implement the resolutions adopted by the General Shareholders’ Meeting.	2,223,620,267 (93.952%)	682,863 (0.029%)	142,446,731 (6.019%)	Approved

E.9	Indicate whether the bylaws impose any minimum requirement on the number of shares required to attend the General Shareholders’ Meetings.

Yes

Number of shares required to attend the General Shareholders’ Meetings	300

E.10	Indicate and explain the policies pursued by the company with reference to proxy voting at the General Shareholders’ Meeting.

As indicated above, with a view to facilitating shareholders’ attendance and participation in the General Shareholders’ Meetings, the Company has established the following policies in keeping with the legislation in effect:

* Voting by proxy at the General Shareholders’ Meeting:

• Every shareholder having the right to attend the General Shareholders’ Meeting may be represented thereat by another person, even if not a shareholder. The proxy must be granted specifically for each Meeting, either by using the proxy-granting form printed on the attendance card or in any other manner permitted by the Law.

• Shareholders that do not hold the minimum number of shares required to attend the Meeting (300 shares) may at all times grant a proxy in respect thereof to a shareholder having the right to attend the Meeting, as well as group together with other shareholders in the same situation until reaching the required number of shares, following which a proxy must be granted to one of such shareholders.

* Voting instructions:

• The documents setting forth the proxies or powers of attorney for the General Shareholders’ Meeting shall contain instructions regarding the direction of the vote. If no express instructions are given, it shall be understood that the proxy-holder must vote in favor of the proposed resolutions put forward by the Board of Directors regarding the matters on the agenda and against those proposals which, albeit not included in the Agenda, may be submitted to a vote in said Meeting

*	Proxies:

• If the document setting forth the proxy or power of attorney does not state the specific person or persons to whom the shareholder grants the proxy, such proxy shall be deemed granted in favor of any of the following: the Chairman of the Board of Directors of the Company, or the person that stands in for him as Chairman of the General Shareholders’ Meeting, or such person as is appointed by the Board of Directors, with notice of such appointment being given in advance in the official notice of the call to meeting.

Finally, to facilitate the maximum participation by shareholders, the Chairman of the General Shareholders’ Meeting, or the Secretary for the Meeting acting under a delegation of powers, shall resolve all questions arising in connection with the validity and effectiveness of the documents setting forth the right of any shareholder to attend the General Shareholders’ Meeting, as well as the granting of a proxy or of powers of representation to another person, and shall ensure that only such documents as fail to meet the minimum essential requirements are considered invalid or ineffective and provided that the defects therein have not been rectified.

E.11	Indicate whether the company is aware of the policy of institutional investors on whether or not to participate in the company’s decision-making processes.

No

E.12	Indicate the address and mode of accessing corporate governance content on your company’s website.

Telefónica complies with the applicable legislation and best practices in terms of the content of the website concerning Corporate Governance. In this respect, it fulfils both the technical requirements for access and for content for the Company website, through direct access from the homepage of Telefónica, S.A. (www.telefonica.es) in the section “Shareholders and Investors” (http://www.telefonica.es/investors/), which includes not only all of the information that is legally required, but also information that the Company considers to be of interest.

All the available information included on the Company website, except for certain specific documents, is available in two languages: Spanish and English.

F	DEGREE OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS

Indicate the degree of the company’s compliance with Corporate Governance recommendations.

Should the company not comply with any of them, explain the recommendations, standards, practices or criteria the company applies.

1.

The bylaws of listed companies should not place an upper limit on the votes that can be cast by a single shareholder, or impose other obstacles to the takeover of the company by means of share purchases on the market.

See sections: A.9, B.1.22, B.1.23 and E.1, E.2.

        Explain

According to Article 21 of the Company’s Bylaws, no shareholder may cast a number of votes in excess of 10 percent of the total voting capital existing at any time, regardless of the number of shares held by such shareholder. In determining the maximum number of votes that each shareholder may cast, only the shares held by each such shareholder shall be computed, and those held by other shareholders that have granted their proxy to the first-mentioned shareholder shall not be computed, without prejudice to the application of the aforementioned limit of 10 percent to each of the shareholders that have granted a proxy.

The limitation established in the preceding paragraphs shall also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholder companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or corporate shareholder and the entity or entities that are shareholders themselves and which are directly or indirectly controlled by such individual or corporate shareholder.

In addition, Article 25 of the Bylaws stipulates that no person may be appointed as Director unless they have held, for more than three years prior to their appointment, a number of shares of the Company representing a nominal value of at least 3,000 euros, which shares the Director may not transfer while in office. These requirements shall not apply to those persons who, at the time of their appointment, are related to the Company under an employment or professional relationship, or when the Board of Directors resolves to waive such requirements with the favorable vote of at least 85 percent of its members.

Article 26 of the Bylaws establishes that, in order for a Director to be appointed Chairman, Vice Chairman, Chief Executive Officer or member of the Executive Commission, it shall be necessary for such Director to have served on the Board for at least the three years immediately prior to any such appointment. However, such length of service shall not be required if the appointment is made with the favorable vote of at least 85 percent of the members of the Board of Directors.

The Company Bylaws (article 21) restrict the number of shares that may be cast by a single shareholder or by shareholders belonging to the same group in order to achieve a suitable balance and protect the position of minority shareholders, thus avoiding a potential concentration of votes among a reduced number of shareholders, which could impact on the guiding principle that the General Shareholders’ Meeting must act in the interest of all the shareholders. Telefónica believes that this measure does not entail a device designed to block public tender offers, but rather guarantees that any takeover shall require, in the interest of all shareholders, an offer for one hundred percent of the capital, because, naturally, and as taught by experience, potential offerors may make their offer conditional upon the removal of the defense mechanism.

Notwithstanding the above, in accordance with the provisions of article 527 of the Corporate Enterprises Act, from July 1 2011 any clauses in the bylaws of listed corporations that restrict the number of shares that may be cast by a single shareholder or by shareholders belonging to the same group were null and void.

In addition, the special requirements for appointment as Director (Article 25 of the Bylaws) or as Chairman, Vice Chairman, Chief Executive Officer or member of the Executive Commission (Article 26 of the Bylaws) are justified by the desire that access to the management decision-

making body and to the most significant positions thereon is reserved to persons who have demonstrated their commitment to the Company and who, in addition, have adequate experience as members of the Board, such that continuity of the management model adopted by the Telefónica Group may be assured in the interest of all of its shareholders and stakeholders. In any event, these special requirements may be waived by broad consensus among the members of the Board of Directors, namely, with the favorable vote of at least 85 percent of its members, as provided by the aforementioned articles of the Bylaws.

2.	When a dominant and a subsidiary company are stock market listed, the two should provide detailed disclosure on:

a)	The type of activity they engage in, and any business dealings between them, as well as between the subsidiary and other group companies;

b)	The mechanisms in place to resolve possible conflicts of interest.

See sections: C.4 and C.7

        Not applicable

3.

Even when not expressly required under company law, any decisions involving a fundamental corporate change should be submitted to the General Shareholders’ Meeting for approval or ratification. In particular:

a)

The transformation of listed companies into holding companies through the process of subsidiarization, i.e. reallocating core activities to subsidiaries that were previously carried out by the originating firm, even though the latter retains full control of the former;

b)	Any acquisition or disposal of key operating assets that would effectively alter the company’s corporate purpose;

c)	Operations that effectively add up to the company’s liquidation.

        Complies

4.

Detailed proposals of the resolutions to be adopted at the General Shareholders’ Meeting, including the information stated in Recommendation 28, should be made available at the same time as the publication of the Meeting notice.

        Complies

5.	Separate votes should be taken at the General Meeting on materially separate items, so shareholders can express their preferences in each case. This rule shall apply in particular to:

a)	The appointment or ratification of directors, with separate voting on each candidate;

b)	Amendments to the bylaws, with votes taken on all articles or group of articles that are materially different.

See section: E.8

        Complies

6.	Companies should allow split votes, so financial intermediaries acting as nominees on behalf of different clients can issue their votes according to instructions.

See section: E.4

        Complies

7.

The Board of Directors should perform its duties with unity of purpose and independent judgment, according all shareholders the same treatment. It should be guided at all times by the company’s best interest and, as such, strive to maximize its value over time.

It should likewise ensure that the company abides by the laws and regulations in its dealings with stakeholders; fulfills its obligations and contracts in good faith; respects the customs and good practices of the sectors and territories where it does business; and upholds any additional social responsibility principles it has subscribed to voluntarily.

        Complies

8.

The board should see the core components of its mission as to approve the company’s strategy and authorize the organizational resources to carry it forward, and to ensure that management meets the objectives set while pursuing the company’s interests and corporate purpose. As such, the board in full should reserve the right to approve:

a)	The company’s general policies and strategies, and, in particular:

i)	The strategic or business plans, management targets and annual budgets;

ii)	Investment and financing policy;

iii)	Design of the structure of the corporate group;

iv)	Corporate governance policy;

v)	Corporate social responsibility policy;

vi)	Remuneration and evaluation of senior officers;

vii)	Risk control and management, and the periodic monitoring of internal information and control systems.

viii)	Dividend policy, as well as the policies and limits applying to treasury stock.

See sections: B.1.10, B.1.13, B.1.14 and D.3

b)	The following decisions:

i)	On the proposal of the company’s chief executive, the appointment and removal of senior officers, and their compensation clauses.

See section: B.1.14.

ii)	Directors’ remuneration, and, in the case of executive directors, the additional consideration for their management duties and other contract conditions.

See section: B.1.14.

iii)	The financial information that all listed companies must periodically disclose.

iv)	Investments or operations considered strategic by virtue of their amount or special characteristics, unless their approval corresponds to the General Shareholders’ Meeting;

v)

The creation or acquisition of shares in special purpose vehicles or entities resident in countries or territories considered tax havens, and any other transactions or operations of a comparable nature whose complexity might impair the transparency of the group.

c)	Transactions which the company conducts with directors, significant shareholders, shareholders with board representation or other persons related thereto (“related-party transactions”)

However, board authorization need not be required for related-party transactions that simultaneously meet the following three conditions:

1. They are governed by standard form contracts applied on an across-the-board basis to a large number of clients;

2. They go through at market prices, generally set by the person supplying the goods or services;

3. Their amount is no more than 1% of the company’s annual revenues.

It is advisable that related-party transactions should only be approved on the basis of a favorable report from the Audit Committee or some other committee handling the same function; and that the directors involved should neither exercise nor delegate their votes, and should withdraw from the meeting room while the board deliberates and votes.

Ideally the above powers should not be delegated with the exception of those mentioned in b) and c), which may be delegated to the Executive Committee in urgent cases and later ratified by the full board.

See sections: C.1 and C.6

                Complies

9.	In the interests of maximum effectiveness and participation, the Board of Directors should ideally comprise no fewer than five and no more than fifteen members.

See section: B.1.1

                Explain

The complexity of the Telefónica Group organizational structure, given the considerable number of companies it comprises, the variety of sectors it operates in, its multinational nature, as well as its economic and business relevance, justify the fact that the number of members of the Board is adequate to achieve an efficient and operative operation.

In addition, it is important to bear in mind the Company’s large number of Board committees, which ensures the active participation of all its Directors.

10.

External directors, proprietary and independent, should occupy an ample majority of board places, while the number of executive directors should be the minimum practical bearing in mind the complexity of the corporate group and the ownership interests they control.

See sections: A.2 , A.3, B.1.3 and B.1.14.

                Complies

11.

In the event that some external director can be deemed neither proprietary nor independent, the company should disclose this circumstance and the links that person maintains with the company or its senior officers, or its shareholders.

See section: B.1.3

                Complies

12.

That among external directors, the relation between proprietary members and independents should match the proportion between the capital represented on the board by proprietary directors and the remainder of the company’s capital.

This proportional criterion can be relaxed so the weight of proprietary directors is greater than would strictly correspond to the total percentage of capital they represent:

1.	In large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings, despite the considerable sums actually invested.

2.	In companies with a plurality of shareholders represented on the board but not otherwise related.

See sections: B.1.3, A.2 and A.3

                Explain

The aforementioned recommendation number 12 refers to the composition of the group of external Directors. As stated in section B.1.3 of this Annual Corporate Governance Report, at December 31, 2011, the group of external Directors of Telefónica, S.A. was composed of 15 members (of a total of 18 Members), of whom five are proprietary Directors, eight are independent and two fall under the “other external Directors” category.

Of the five proprietary directors, two act in representation of Caja de Ahorros y Pensiones de Barcelona (“la Caixa”), which holds 5.410% of the capital stock of Telefónica, S.A., and two act in representation of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), which holds 5.658% of the capital stock, and one acts in representation of China Unicom (Hong Kong) Limited (China Unicom) which holds 1.37% of the capital stock.

Applying the proportional criteria established in article 243 of the Corporate Enterprises Act (and formerly in article 137 of the Spanish Companies Act, to which Recommendation 12 of the Unified Code refers to), regarding the total number of directors, the stakes held by “la Caixa” and BBVA are sufficient to entitle each entity to appoint a director.

Moreover, it must be taken into account that Recommendation 12 stipulates that this strict proportionality criterion can be relaxed so the weight of proprietary directors is greater than would strictly correspond to the total percentage of capital they represent in large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings, despite the considerable sums actually invested.

In this regard, Telefónica is the listed company on Spanish stock exchanges with the highest stock market capitalization, reaching the figure of 61,089 million euros at December 31, 2011, which means a very high absolute value of the stakes of “la Caixa” and BBVA in Telefónica (that of “la Caixa” is 3,305 million euros, and that of BBVA is 3,456 million euros), which justifies the overrepresentation of these entities on the Board of Directors, rising from one member of the board each (to which they would strictly have the right in accordance with Article 243 of the Spanish Corporations Law) to two members, i.e. permitting the appointment of just one more proprietary director over the strictly legal proportion.

On January 23, 2011, China Unicom, expanding on the existing strategic partnership, signed an extension to their Strategic Partnership Agreement with Telefónica, S.A., in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. In recognition of Chain Unicom’s stake in Telefónica, at the General Shareholders’ Meeting held on May 18, 2011 the Company approved the appointment of the Board member named by China Unicom.

13.	The number of independent directors should represent at least one third of all board members.

See section: B.1.3

                Complies

14.	The nature of each director should be explained to the General Meeting of Shareholders, which will make or ratify his or her appointment. Such determination should subsequently be confirmed or reviewed in each year’s Annual Corporate Governance Report, after verification by the Nomination Committee. Said Report should also disclose the reasons for the appointment of proprietary directors at the urging of shareholders controlling less than 5% of capital; and explain any rejection of a formal request for a board place from shareholders whose equity stake is equal to or greater than that of others applying successfully for a proprietary directorships.

See sections: B.1.3 and B.1.4

                Complies

15.

When women directors are few or non existent, the board should state the reasons for this situation and the measures taken to correct it; in particular, the Nomination Committee should take steps to ensure that:

a)	The process of filling board vacancies has no implicit bias against women candidates;

b)	The company makes a conscious effort to include women with the target profile among the candidates for board places.

See sections: B.1.2, B.1.27 and B.2.3.

                Explain

The search for women who meet the necessary professional profile is a question of principle and, in this regard, it is clear that Telefónica has taken this concern on board. In this regard, it should be noted that, on January 23, 2008, the Board of Directors unanimously agreed to coopt, at the proposal of the Nominating, Compensation and Corporate Governance Committee, Ms. María Eva Castillo Sanz as an Independent Director of Telefónica. This appointment was ratified by the Ordinary General Shareholders’ Meeting of Telefónica held on April 22, 2008, and she was thus appointed as a Member of the Board of the Company for a term of five years.

Likewise, on December 19, 2007, the Board of Directors unanimously agreed, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, to appoint Ms. María Luz Medrano Aranguren as the Deputy Secretary General and Secretary of the Board of Directors of Telefónica.

Article 10.3. of the Regulations of the Board of Directors stipulates that the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized caliber, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as independent Directors.

Therefore, the selection procedure described above is based exclusively on the personal merits of the candidates (“recognized caliber, qualifications and experience”) and their ability to dedicate themselves to their work as members of the board. There is thus no implicit bias against the selection of women directors, if, among the potential candidates, there are women who meet the professional profile sought in each case.

16.

The Chairman, as the person responsible for the proper operation of the Board of Directors, should ensure that directors are supplied with sufficient information in advance of board meetings, and work to procure a good level of debate and the active involvement of all members, safeguarding their rights to freely express and adopt positions; he or she should organize and coordinate regular evaluations of the board and, where appropriate, the company’s chief executive, along with the chairmen of the relevant board committees.

See section: B.1 42

                Complies

17.

When a company’s Chairman is also its chief executive, an independent director should be empowered to request the calling of board meetings or the inclusion of new business on the agenda; to coordinate and give voice to the concerns of external directors; and to lead the board’s evaluation of the Chairman.

See section: B.1.21

                Partially complies

Although there are no specific powers granted to an independent Director to these effects, the Company considers that this recommendation can be deemed as complied with for the following reasons:

In accordance with Article 29 of the Regulations of the Board of Directors, all the Directors of the Company, including all independent Directors, may request that a meeting of the Board of Directors be called whenever they consider it necessary, or that the items they deem appropriate be included in the Agenda.

• In addition, in accordance with article 13.3 of said Regulations, the Chairman of the Nominating, Compensation and Corporate Governance Committee –a post that shall always be given to an independent Director (article 22 of the Regulations)– and the Chairman of the Board of Directors shall be responsible for organizing and coordinating a periodic assessment of the Board.

18.	The Secretary should take care to ensure that the board’s actions:

a)	Adhere to the spirit and letter of laws and their implementing regulations, including those issued by regulatory agencies;

b)	Comply with the company bylaws and the regulations of the General Shareholders’ Meeting , the Board of Directors and others;

c)	Are informed by those good governance recommendations of the Unified Code that the company has subscribed to.

In order to safeguard the independence, impartiality and professionalism of the Secretary, his or her appointment and removal should be proposed by the Nomination Committee and approved by a full board meeting; the relevant appointment and removal procedures being spelled out in the board’s regulations.

See section: B.1.34

                Complies

19.

The board should meet with the necessary frequency to properly perform its functions, in accordance with a calendar and agendas set at the beginning of the year, to which each director may propose the addition of other items.

See section: B.1.29

                Complies

20.

Director absences should be kept to the bare minimum and quantified in the Annual Corporate Governance Report. When directors have no choice but to delegate their vote, they should do so with instructions.

See sections: B.1.28 and B.1.30

                Complies

21.

When directors or the Secretary express concerns about some proposal or, in the case of directors, about the company’s performance, and such concerns are not resolved at the meeting, the person expressing them can request that they be recorded in the minute book.

                Complies

22.	The board in full should evaluate the following points on a yearly basis:

a)	The quality and efficiency of the board’s operation;

b)	Starting from a report submitted by the Nomination Committee, how well the Chairman and chief executive have carried out their duties;

c)	The performance of its committees on the basis of the reports furnished by the same.

See section: B.1.19

                Complies

23.

All directors should be able to exercise their right to receive any additional information they require on matters within the board’s competence. Unless the bylaws or board regulations indicate otherwise, such requests should be addressed to the Chairman or Secretary.

See section: B.1.42

                Complies

24.

All directors should be entitled to call on the company for the advice and guidance they need to carry out their duties. The company should provide suitable channels for the exercise of this right, extending in special circumstances to external assistance at the company’s expense.

See section: B.1.41

                Complies

25.

Companies should organize induction programs for new directors to acquaint them rapidly with the workings of the company and its corporate governance rules. Directors should also be offered refresher programs when circumstances so advise.

                Complies

26.	Companies should require their directors to devote sufficient time and effort to perform their duties effectively, and, as such:

a)	Directors should apprise the Nomination Committee of any other professional obligations, in case they might detract from the necessary dedication;

b)	Companies should lay down rules about the number of directorships their board members can hold.

See sections: B.1.8, B.1.9 and B.1.17

                Complies

27.

The proposal for the appointment or renewal of directors which the board submits to the General Shareholders’ Meeting, as well as provisional appointments by the method of co-option, should be approved by the board:

a)	On the proposal of the Nomination Committee, in the case of independent directors.

b)	Subject to a report from the Nomination Committee in all other cases.

See section: B.1.2

                Complies

28.	Companies should post the following director particulars on their websites, and keep them permanently updated:

a)	Professional experience and background;

b)	Directorships held in other companies, listed or otherwise;

c)	An indication of the director’s classification as executive, proprietary or independent; In the case of proprietary directors, stating the shareholder they represent or have links with.

d)	The date of their first and subsequent appointments as a company director; and

e)	Shares held in the company and any options on the same.

                Complies

29.	Independent directors should not stay on as such for a continued period of more than 12 years.

See section: B.1.2

                Complies

30.

Proprietary directors should resign when the shareholders they represent dispose of their ownership interest in its entirety. If such shareholders reduce their stakes, thereby losing some of their entitlement to proprietary directors, the latter’s number should be reduced accordingly.

See sections: A.2, A.3 and B.1.2

                Complies

31.

The Board of Directors should not propose the removal of independent directors before the expiry of their tenure as mandated by the bylaws, except where just cause is found by the board, based on a proposal from the Nomination Committee. In particular, just cause will be presumed when a director is in breach of his or her fiduciary duties or comes under one of the disqualifying grounds enumerated in section III. 5 (Definitions) of this Code.

The removal of independents may also be proposed when a takeover bid, merger or similar corporate operation produces changes in the company’s capital structure, in order to meet the proportionality criterion set out in Recommendation 12.

See sections: B.1.2, B.1.5 and B.1.26

                Complies

32.

Companies should establish rules obliging directors to inform the board of any circumstance that might harm the organization’s name or reputation, tendering their resignation as the case may be, with particular mention of any criminal charges brought against them and the progress of any subsequent trial.

The moment a director is indicted or tried for any of the crimes stated in article 124 of the Public Limited Companies Act, the board should examine the matter and, in view of the particular circumstances and potential harm to the company’s name and reputation, decide whether or not he or she should be called on to resign. The board should also disclose all such determinations in the Annual Corporate Governance Report.

See sections: B.1.43, B.1.44

                Complies

33.

All directors should express clear opposition when they feel a proposal submitted for the board’s approval might damage the corporate interest. In particular, independents and other directors unaffected by the conflict of interest should challenge any decision that could go against the interests of shareholders lacking board representation.

When the board makes material or reiterated decisions about which a director has expressed serious reservations, then he or she must draw the pertinent conclusions. Directors resigning for such causes should set out their reasons in the letter referred to in the next Recommendation.

This terms of this Recommendation should also apply to the Secretary of the board, director or otherwise.

                Complies

34.

Directors who give up their place before their tenure expires, through resignation or otherwise, should state their reasons in a letter to be sent to all members of the board. Irrespective of whether such resignation is filed as a significant event, the motive for the same must be explained in the Annual Corporate Governance Report.

See section: B.1.5

                Complies

35.	The company’s remuneration policy, as approved by its Board of Directors, should specify at least the following points:

a)	The amount of the fixed components, itemized where necessary, of board and board committee attendance fees, with an estimate of the fixed annual payment they give rise to.

b)	Variable components, in particular:

i)	The types of directors they apply to, with an explanation of the relative weight of variable to fixed remuneration items;

ii)	Performance evaluation criteria used to calculate entitlement to the award of shares or share options or any performance-related remuneration;

iii)	The main parameters and grounds for any system of annual bonuses or other non cash benefits; and

iv)	An estimate of the sum total of variable payments arising from the remuneration policy proposed, as a function of degree of compliance with pre-set targets or benchmarks.

c)	The main characteristics of pension systems (for example, supplementary pensions, life insurance and similar arrangements), with an estimate of their amount or annual equivalent cost.

d)	The conditions to apply to the contracts of executive directors exercising senior management functions, among them:

i)	Duration;

ii)	Notice periods; and

iii)	Any other clauses covering hiring bonuses, as well as indemnities or “golden parachutes” in the event of early termination of the contractual relation between company and executive director.

See section: B.1.15

                Complies

36.

Remuneration comprising the delivery of shares in the company or other companies in the group, share options or other share-based instruments, payments linked to the company’s performance or membership of pension schemes should be confined to executive directors.

The delivery of shares is excluded from this limitation when directors are obliged to retain them until the end of their tenure.

See sections: A.3, B.1.3

                Complies

37.

External directors’ remuneration should sufficiently compensate them for the dedication, abilities and responsibilities that the post entails, but should not be so high as to compromise their independence.

                Complies

38.	In the case of remuneration linked to company earnings, deductions should be computed for any qualifications stated in the external auditor’s report.

                Not applicable

39.

In the case of variable awards, remuneration policies should include technical safeguards to ensure they reflect the professional performance of the beneficiaries and not simply the general progress of the markets or the company’s sector, atypical or exceptional transactions or circumstances of this kind.

                Complies

40.

The Board should submit a report on the directors’ remuneration policy to the advisory vote of the General Shareholders’ Meeting, as a separate point on the agenda. This report can be supplied to shareholders separately or in the manner each company sees fit.

The report will focus on the remuneration policy the board has approved for the current year, with reference, as the case may be, to the policy planned for future years. It will address all the points referred to in Recommendation 35, except those potentially entailing the disclosure of commercially sensitive information. It will also identify and explain the most significant changes in remuneration policy with respect to the previous year, with a global summary of how the policy was applied over the period in question.

The role of the Remuneration Committee in designing the policy should be reported to the Meeting, along with the identity of any external advisors engaged.

See sections: B.1.16

                Partially complies

At the Company’s Ordinary General Shareholders’ Meeting, the annual report regarding the Board of Directors compensation policy is given to shareholders for information purposes, containing the information stipulated in recommendation 40 of the Unified Good Governance Code and made available to shareholders from the date of publication of the call for the General Shareholders’ Meeting.

Telefónica provides extensive information at its Annual General Shareholders’ Meetings, through the presentations made thereat by the General Secretary and Secretary of the Board of Directors of the Company, regarding the contents and highlights of such Report on the Compensation Policy for the Board of Directors.

As regards submitting such report to a consultative vote at the General Shareholders’ Meeting, as a separate item on the agenda, Telefónica did not deem it advisable for the General Shareholders’ Meeting held on May 18, 2011 because it believes that this matter falls outside the purview of the shareholders at a General Meeting and, in addition, because it is a highly strategic issue and a vote thereon might therefore lead to open debate at each Meeting, thus generating instability and uncertainty.

The Annual Report on Directors’ Compensation referred to in article 61 ter of the Securities Market Act will be submitted to a consultative vote at the General Shareholders’ Meeting to be held in the first half of 2012, as a separate item on the agenda.

41.	The notes to the annual accounts should list individual directors’ remuneration in the year, including:

a)	A breakdown of the compensation obtained by each company director, to include where appropriate:

i)	Participation and attendance fees and other fixed directors payments;

ii)	Additional compensation for acting as chairman or member of a board committee;

iii)	Any payments made under profit-sharing or bonus schemes, and the reason for their accrual;

iv)	Contributions on the director’s behalf to defined-contribution pension plans, or any increase in the director’s vested rights in the case of contributions to defined-benefit schemes;

v)	Any severance packages agreed or paid;

vi)	Any compensation they receive as directors of other companies in the group;

vii)	The remuneration executive directors receive in respect of their senior management posts;

viii)

Any kind of compensation other than those listed above, of whatever nature and provenance within the group, especially when it may be accounted a related-party transaction or when its omission would detract from a true and fair view of the total remuneration received by the director.

b)	An individual breakdown of deliveries to directors of shares, share options or other share-based instruments, itemized by:

i)	Number of shares or options awarded in the year, and the terms set for their execution;

ii)	Number of options exercised in the year, specifying the number of shares involved and the exercise price;

iii)	Number of options outstanding at the annual close, specifying their price, date and other exercise conditions;

iv)	Any change in the year in the exercise terms of previously awarded options.

c)	Information on the relation in the year between the remuneration obtained by executive directors and the company’s profits, or some other measure of enterprise results.

                Complies

42.

When the company has an Executive Committee, the breakdown of its members by director category should be similar to that of the board itself. The Secretary of the board should also act as secretary to the Executive Committee.

See sections: B.2.1 and B.2.6

                Complies

43.	The board should be kept fully informed of the business transacted and decisions made by the Executive Committee. To this end, all board members should receive a copy of the Committee’s minutes.

                Complies

44.	In addition to the Audit Committee mandatory under the Securities Market Act, the Board of Directors should form a committee, or two separate committees, of Nomination and Remuneration.

The rules governing the make-up and operation of the Audit Committee and the committee or committees of Nomination and Remuneration should be set forth in the board regulations, and include the following:

a)

The Board of Directors should appoint the members of such committees with regard to the knowledge, aptitudes and experience of its directors and the terms of reference of each committee; discuss their proposals and reports; and be responsible for overseeing and evaluating their work, which should be reported to the first board plenary following each meeting;

b)

These committees should be formed exclusively of external directors and have a minimum of three members. Executive directors or senior officers may also attend meetings, for information purposes, at the Committees’ invitation.

c)	Committees should be chaired by an independent director.

d)	They may engage external advisors, when they feel this is necessary for the discharge of their duties.

e)	Meeting proceedings should be minuted and a copy of the minutes sent to all board members.

See sections: B.2.1 and B.2.3

                Complies

45.

The job of supervising compliance with internal codes of conduct and corporate governance rules should be entrusted to the Audit Committee, the Nomination Committee or, as the case may be, separate Compliance or Corporate Governance committees.

                Complies

46.	All members of the Audit Committee, particularly its chairman, should be appointed with regard to their knowledge and background in accounting, auditing and risk management matters.

                Complies

47.	Listed companies should have an internal audit function, under the supervision of the Audit Committee, to ensure the proper operation of internal reporting and control systems.

                Complies

48.

The head of internal audit should present an annual work program to the Audit Committee, report to it directly on any incidents arising during its implementation, and submit an activities report at the end of each year.

                Complies

49.	Control and risk management policy should specify at least:

a)

The different types of risk (operational, technological, financial, legal, reputational, …) the company is exposed to, with the inclusion under financial or economic risks of contingent liabilities and other off-balance sheet risks;

b)	The determination of the risk level the company sees as acceptable;

c)	Measures in place to mitigate the impact of risk events should they occur;

d)	The internal reporting and control systems to be used to control and manage the above risks, including contingent liabilities and off-balance sheet risks.

See sections: D

                Complies

50.	The Audit Committee’s role should be:

1.	With respect to internal control and reporting systems:

a)

Monitor the preparation and the integrity of the financial information prepared on the company and, where appropriate, the group, checking for compliance with legal provisions, the accurate demarcation of the consolidation perimeter, and the correct application of accounting principles.

b)	Review internal control and risk management systems on a regular basis, so main risks are properly identified, managed and disclosed.

c)

Monitor the independence and efficacy of the internal audit function; propose the selection, appointment, reappointment and removal of the head of internal audit; propose the department’s budget; receive regular report-backs on its activities; and verify that senior management are acting on the findings and recommendations of its reports.

d)

Establish and supervise a mechanism whereby staff can report, confidentially and, if necessary, anonymously, any irregularities they detect in the course of their duties, in particular financial or accounting irregularities, with potentially serious implications for the firm.

2.	With respect of the external auditor:

a)	Make recommendations to the board for the selection, appointment, reappointment and removal of the external auditor, and the terms of his engagement.

b)	Receive regular information from the external auditor on the progress and findings of the audit program, and check that senior management are acting on its recommendations.

c)	Monitor the independence of the external auditor, to which end:

i)	The company should notify any change of auditor to the CNMV as a significant event, accompanied by a statement of any disagreements arising with the outgoing auditor and the reasons for the same.

ii)

The Committee should ensure that the company and the auditor adhere to current regulations on the provision of non-audit services, the limits on the concentration of the auditor’s business and, in general, other requirements designed to safeguard auditors’ independence;

iii)	The Committee should investigate the issues giving rise to the resignation of any external auditor.

d)	In the case of groups, the Committee should urge the group auditor to take on the auditing of all component companies.

See sections: B.1.35, B.2.2, B.2.3 and D.3

                Complies

51.	The Audit Committee should be empowered to meet with any company employee or manager, even ordering their appearance without the presence of another senior officer.

                Complies

52.	The Audit Committee should prepare information on the following points from Recommendation 8 for input to board decision-making:

a)

The financial information that all listed companies must periodically disclose. The Committee should ensure that interim statements are drawn up under the same accounting principles as the annual statements and, to this end, may ask the external auditor to conduct a limited review.

b)

The creation or acquisition of shares in special purpose vehicles or entities resident in countries or territories considered tax havens, and any other transactions or operations of a comparable nature whose complexity might impair the transparency of the group.

c)	Related-party transactions, except where their scrutiny has been entrusted to some other supervision and control committee.

See sections: B.2.2 and B.2.3

                Complies

53.

The Board of Directors should seek to present the annual accounts to the General Shareholders’ Meeting without reservations or qualifications in the audit report. Should such reservations or qualifications exist, both the Chairman of the Audit Committee and the auditors should give a clear account to shareholders of their scope and content.

See section: B.1.38

                Complies

54.	The majority of Nomination Committee members – or Nomination and Remuneration Committee members as the case may be – should be independent directors.

See section: B.2.1

                Complies

55.	The Nomination Committee should have the following functions in addition to those stated in earlier recommendations:

a)

Evaluate the balance of skills, knowledge and experience on the board, define the roles and capabilities required of the candidates to fill each vacancy, and decide the time and dedication necessary for them to properly perform their duties.

b)	Examine or organize, in appropriate form, the succession of the chairman and chief executive, making recommendations to the board so the handover proceeds in a planned and orderly manner.

c)	Report on the senior officer appointments and removals which the chief executive proposes to the board.

d)	Report to the board on the gender diversity issues discussed in Recommendation 14 of this Code.

See section: B.2.3

                Complies

56.	The Nomination Committee should consult with the company’s Chairman and chief executive, especially on matters relating to executive directors.

Any board member may suggest directorship candidates to the Nomination Committee for its consideration.

                Complies

57.	The Remuneration Committee should have the following functions in addition to those stated in earlier recommendations:

a)	Make proposals to the Board of Directors regarding:

i)	The remuneration policy for directors and senior officers;

ii)	The individual remuneration and other contractual conditions of executive directors.

iii)	The standard conditions for senior officer employment contracts.

b)	Oversee compliance with the remuneration policy set by the company.

See sections: B.1.14, B.2.3

                Complies

58.	The Remuneration Committee should consult with the Chairman and chief executive, especially on matters relating to executive directors and senior officers.

                Complies

G	OTHER INFORMATION OF INTEREST

If you consider that there is any material aspect or principle relating to the Corporate Governance practices followed by your company that has not been addressed in this report, specify and explain below.

ALL NOTES RELATED TO SECTION G ARE INCLUDED IN THE APPENDIX TO THIS ANNUAL REPORT ON CORPORATE GOVERNANCE.

You may include in this section any other information, clarification or observation related to the above sections of this report.

Specifically indicate whether the company is subject to corporate governance legislation from a country other than Spain and, if so, include the compulsory information to be provided when different to that required by this report.

Binding definition of independent director:

List any independent directors who maintain, or have maintained in the past, a relationship with the company, its significant shareholders or managers, when the significance or importance thereof would dictate that the directors in question may not be considered independent pursuant to the definition set forth in section 5 of the Unified Good Governance Code.

No

This annual corporate governance report was adopted by the company’s Board of Directors at its meeting held on: 22-2-2012

List whether any directors voted against or abstained from voting on the approval of this Report.

No

*****

This Annual Corporate Governance Report was originally prepared in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

APPENDIX TO THE TELEFÓNICA, S.A. 2011 ANNUAL REPORT ON

CORPORATE GOVERNANCE

I.-	SECTION G OF THE ANNUAL REPORT ON CORPORATE GOVERNANCE: OTHER INFORMATION OF INTEREST

If you consider that there is any material aspect or principle relating to the Corporate Governance practices followed by your company that has not been addressed in this report, specify and explain below.

GENERAL CLARIFICATION: It is hereby stated that the details contained in this report refer to the Financial Year ended on December 31, 2011, except in those issues in which a different date of reference is specifically mentioned.

• Note 1 to Section A.3.]

It should be noted that the Company has an Internal Code of Conduct for Securities Markets Issues setting out, among other issues, the general operating principles for Directors and senior executive officers when carrying out personal trades involving securities issued by Telefónica and financial instruments and contracts whose underlying securities or instruments are issued by the Company.

The general operating principles of this Internal Code of Conduct include transactions subject to notification, action limitations as well as the minimum holding period when acquiring securities in the Company, during which time these may not be transferred, except in the event of extraordinary situations that justify their transfer, subject to authorization by the Regulatory Compliance Committee.

• Note 2 to Section A.3.]

On September 16, 2011, the Executive Chairman of the Company, Mr. César Alierta Izuel, notified the CNMV of the purchase of 100,000 call options granting the right to acquire 10 million shares of Telefónica, S.A. up to the maturity date on June 20, 2014, with an exercise price of 18 euros.

On December 28, 2011, Mr. Carlos Colomer Casellas notified the CNMV of his ownership of various put options on shares of Telefónica, S.A., to be settled by offset. Mr. Colomer thus holds 63,508 put options on Telefónica shares, with an exercise price of 16 euros on 31,250, maturing on June 30, 2012 and of 15.5 euros on the remaining 32,258 which mature on the same date.

The amounts appearing in Section A.3. of this report under “Number of direct options” (i.e. Mr. César Alierta Izuel, 344,613; Mr. Julio Linares López, 258,460; and Mr. José María Álvarez-Pallete López, 156,642) related to the maximum number of shares corresponding to the fourth and fifth phases of the “Performance Share Plan” to be delivered (from July 1, 2012 and July 1, 2013) if all the terms established for such delivery are met.

At the General Shareholders’ Meeting of Telefónica, S.A. on May 18, 2011, its shareholders approved the introduction of a long-term incentive plan for managers and senior executives of the Group (including Executive Directors) known as the Performance & Investment Plan (“PIP”). Under this plan, participants who met the qualifying requirements were awarded a certain number of Telefónica, S.A. shares as a form of variable compensation. Said General Shareholders’ Meeting approved the maximum number of shares to be awarded to Executive Directors subject to their meeting the Co-Investment requirement established in the Plan and the maximum target TSR established for each phase.

In accordance with the above, the amounts appearing in Section A.3. of this report under “Number of direct options” and “Equivalent number of shares” (i.e. Mr. César Alierta Izuel, 249,917—390,496; Mr. Julio Linares López, 149,950—234,298; and Mr. José María Álvarez-Pallete López, 79,519—124,249) relate to the theoretical number of shares assigned and the maximum possible number of shares to be received if the co-investment requirement established in the Plan and the maximum target TSR established for each phase are met.

• Note 3 to Sections A.10 and E.2]

Article 21 of the Company Bylaws establishes that the General Shareholders’ Meeting shall adopt its resolutions with the majority of votes established by law, cast by the shareholders present in person or by proxy.

Each share whose holder is present at the General Shareholders’ Meeting in person or by proxy shall give the right to one vote, except in the case of non-voting shares, subject to the provisions of Law.

Notwithstanding the provisions of the preceding paragraph, no shareholder may cast a number of votes in excess of 10 percent of the total voting capital existing at any time, regardless of the number of shares held by such shareholder.

In determining the maximum number of votes that each shareholder may cast, only the shares held by each such shareholder shall be computed, and those held by other shareholders that have granted their proxy to the first-mentioned shareholder shall not be computed, without prejudice to the application of the aforementioned limit of 10 percent to each of the shareholders that have granted a proxy.

The limit described above also applies to the number of votes that can be cast either jointly or separately by two or more legal entity shareholders belonging to the same corporate group and to the number of votes that may be cast altogether by an individual or legal entity shareholder and any entity or entities that they directly or indirectly control and which are also shareholders.

For purposes of the provisions contained in the preceding paragraph, the provisions of article 4 of the current Securities Market Act of July 28, 1998 (in the reference to article 42 of the Commercial Code) shall apply in order to decide whether or not a group of entities exists and to examine the situations of control indicated above.

Without prejudice to the limitations upon the right to vote described above, all shares present at the Meeting shall be computed for purposes of determining the existence of a quorum in constituting the Meeting, provided, however, that the 10 percent limit on the number of votes established in article 21 of the Company’s Bylaws shall apply to such shares at the time of voting.

Notwithstanding the above, in accordance with the provisions of article 527 of the Corporate Enterprises Act, from July 1 2011 any clauses in the bylaws of listed corporations that directly or indirectly restrict the number of shares that may be cast by a single shareholder or by shareholders belonging to the same group will be null and void.

• Note 4 to Section B.1.7.]

On February 3, 2012, Mr. José María Álvarez-Pallete López tendered his resignation as Director of Telefónica DataCorp, S.A.U.

• Note 5 to Section B.1.10.]

Although the investment and financing policy is not included literally in article 5.4. of the Regulations of the Board of Directors, in practice said policy is the exclusive competency of the Board of Directors of the Company.

Note 6 to Section B.1.11.]

In order to ensure maximum transparency in this matter, and in accordance with the information provided in the Notes to the Financial Statements corresponding to the financial year 2011, below we provide the remuneration and benefits received by the Directors of Telefónica, S.A. in the year 2011.

i) Directors’ compensation

The compensation of Telefónica, S.A.’s Directors is governed by Article 28 of the Bylaws, which states that the compensation amount that the Company may pay to all of its Directors as remuneration and attendance fees shall be fixed by the shareholders at the General Shareholders’ Meeting, which amount shall remain unchanged until and unless the shareholders decide to modify it. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors. This compensation, as laid down in said article of the Bylaws, is compatible with other professional or employment compensation accruing to the Directors by reason of any executive or advisory duties that they perform for the Company, other than the supervision and collective decision-making duties inherent in their capacity as Directors.

Accordingly, on April 11, 2003, shareholders set the maximum gross annual amount to be paid to the Board of Directors at 6 million euros. This includes a fixed payment and fees for attending meetings of the Board of Director’s advisory or control Committees. Total compensation paid to Telefónica, S.A.’s Directors for discharging their duties in 2011 amounted to 4,549,501 euros in fixed compensation and fees for attending the Board’s advisory or control committee meetings.

Therefore, the compensation paid to Telefónica, S.A. directors in their capacity as members of the Board of Directors, the Executive Commission and/or the advisory and control committees consists of a fixed amount payable monthly plus fees for attending the meetings of the Board’s advisory or control committees. Executive Board members other than the Chairman do not receive any amounts for their directorships, but only the corresponding amounts for discharging their executive duties as stipulated in their respective contracts.

The following table presents the fixed amounts established for membership of the Telefónica, S.A. Board of Directors, Executive Commission and the advisory or control Committees:

Position	Board of Directors	Executive Commission	Advisory or Control Committees
Chairman	300,000	100,000	28,000

Vice Chairman	250,000	100,000	—

Board member:	—	—	—
Executive
Proprietary	150,000	100,000	14,000
Independent	150,000	100,000	14,000
Other external	150,000	100,000	14,000

(Euros)

In addition, the amount paid for attendance at each of the Advisory or Control Committee meetings is 1,250 euros.

ii) Individual breakdown

The following table presents the breakdown by item of the compensation and benefits paid to Telefónica, S.A. directors in 2011:

(euros)

Director	Salary/ Compensation[1]	Fixed Payment Board Committees[2]	Attendance fees[3]	Variable short-term remuneration[4]	Other items[5]	TOTAL
Executive
Mr. César Alierta Izuel	2,530,800	100,000	—	4,015,440	265,300	6,911,540
Mr. Julio Linares López	1,973,100	—	—	3,011,580	126,084	5,110,764
Mr. José María Álvarez-Pallete López	316,000	—	—	—	21,570	337,570
Proprietary
Mr. Isidro Fainé Casas	250,000	100,000	—	—	10,000	360,000
Mr. Vitalino Nafría Aznar	250,000	56,000	26,250	—	—	332,250
Mr. José María Abril Pérez	150,000	122,167	13,750	—	—	285,917
Mr. Antonio Massanell Lavilla	150,000	70,000	32,500	—	10,000	262,500
Mr. Chang Xiaobing	87,500	—	—	—	—	87,500
Independent
Mr. David Arculus	150,000	28,000	11,250	—	—	189,250
Ms. Eva Castillo Sanz	150,000	42,000	25,000	—	—	217,000

Director	Salary/ Compensation[1]	Fixed Payment Board Committees[2]	Attendance fees[3]	Variable short-term remuneration[4]	Other items[5]	TOTAL
Mr. Carlos Colomer Casellas	150,000	156,000	21,250	—	130,000	457,250
Mr. Alfonso Ferrari Herrero	150,000	212,000	58,750	—	132,500	553,250
Mr. Luiz Fernando Furlán	150,000	14,000	5,000	—	—	169,000
Mr. Gonzalo Hinojosa Fernández de Angulo	150,000	198,000	48,750	—	133,750	530,500
Mr. Pablo Isla Álvarez de Tejera	150,000	75,833	13,750	—	—	239,583
Mr. Javier de Paz Mancho	150,000	156,000	11,250	—	120,000	437,250
Other external
Mr. Fernando de Almansa Moreno-Barreda	150,000	56,000	25,000	—	10,000	241,000
Mr. Peter Erskine	150,000	156,000	27,500	—	3,750	337,250

1

Salary/Compensation: Cash compensation on an established schedule, whether or not consolidable over time, and payable in consideration of the mere fact of employment, regardless of the director’s actual attendance at meetings of the Board of Telefónica, S.A. Also includes fixed components of pay earned by the director for performing executive duties, as the case may be.

2

Fixed Payment Board Committees: Amount of items other than attendance at meetings payable to Directors for membership of the Executive Committee or advisory or control Committees of Telefónica, S.A., irrespective of effective attendance at meetings of said Committees.

3	Attendance fees: Amounts payable for attendance at meetings of the advisory or control Committees of Telefónica, S.A.

4

Short-term variable compensation: Variable amount linked to the performance or achievement of individual or group objectives (quantitative or qualitative) and commensurate with other compensation or any other reference in euros for a period of up to a year.

5	Other items: Includes, inter alia, amounts paid for membership of the various regional advisory committees in Spain, and the Telefónica Corporate University Advisory Council.

It is duly noted that Mr. Vitalino Nafría Aznar tendered his resignation as Director on December 14, 2011. Appointed to replace him by the method of co-option was Mr. Ignacio Moreno Martínez, who did not receive any compensation in this respect in 2011.

The following table presents the specific compensation paid to Directors of Telefónica, S.A. for membership of the various advisory or control Committees in 2011:

Board Members	Audit and Control	Nominating, Compensation and Corporate Governance	Human Resources, Corporate Reputation and Responsibility	Regulation	Service Quality and Customer Service	International Affairs	Innovation	Strategy	TOTAL
Mr. César Alierta Izuel	—	—	—	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—	—	—	—
Mr. Vitalino Manuel Nafría Aznar	26,500	—	16,500	21,500	—	17,750	—	—	82,250
Mr. Julio Linares López	—	—	—	—	—	—	—		—
Mr. José María Abril Pérez	—	—	—	—	—	20,250	15,667	—	35,917
Mr. José Fernando de Almansa Moreno-Barreda	—	—	—	21,500	—	34,250	—	25,250	81,000
Mr. José María Álvarez-Pallete López	—	—	—	—	—	—	—	—	—
Mr. David Arculus	—	—	—	20,250	—	19,000		—	39,250
Ms. Eva Castillo Sanz	—	—	—	21,500	20,250	—	—	25,250	67,000
Mr. Carlos Colomer Casellas	—	17,750	—	—	17,750	—	41,750	—	77,250
Mr. Peter Erskine	—	20,250	—	—	—	—	24,000	39,250	83,500
Mr. Alfonso Ferrari Herrero	27,750	38,000	17,750	21,500	20,250	20,250	—	25,250	170,750
Mr. Luiz Fernando Furlán	—	—	—	—	—	19,000	—	—	19,000
Mr. Gonzalo Hinojosa Fernández de Angulo	40,500	22,750	19,000	—	20,250	20,250	—	24,000	146,750
Mr. Pablo Isla Álvarez de Tejera	—	20,250	14,000	35,500	14,000	—	5,833	—	89,583
Mr. Antonio Massanell Lavilla	25,250	—	16,500	—	34,250	—	26,500	—	102,500
Mr. Francisco Javier de Paz Mancho	—	—	33,000	16,500	—	17,750	—	—	67,250
Mr. Chang Xiaobing	—	—	—	—	—	—	—	—	—
TOTAL	120,000	119,000	116,750	158,250	126,750	168,500	113,750	139,000	1,062,000

Figures in euros

The following presents a breakdown of the amounts received from other Telefónica Group companies by Directors for discharging executive duties or for membership of the companies’ governing bodies:

(euros)

Director	Salary/ Compensation[1]	Attendance fees[2]	Variable short-term remuneration[3]	Other items[4]	TOTAL
Executive
Mr. José María Álvarez-Pallete López	961,709	—	1,140,138	57,553	2,159,400
Proprietary
Mr. Vitalino Nafría Aznar	16,737	—		—	16,737
Independent
Mr. David Arculus	86,456	—		—	86,456
Ms. Eva Castillo Sanz	240,847	—		—	240,847
Mr. Alfonso Ferrari Herrero	297,275	—		—	297,275
Mr. Luiz Fernando Furlán	299,406	—		—	299,406
Mr. Javier de Paz Mancho	840,667	—		—	840,667
Other external
Mr. Fernando de Almansa Moreno-Barreda	436,214	—		—	436,214
Mr. Peter Erskine	86,456	—		—	86,456

1

Salary/Compensation: Cash compensation on an established schedule, whether or not consolidable over time, and payable in consideration of the mere fact of employment, regardless of the director’s actual attendance at meetings of the board or analogous organ of the Telefónica Group entity in question. Also includes fixed components of pay earned by the director for performing executive duties, as the case may be.

2	Attendance fees: Amounts payable for attendance to meetings of the Board of Directors or similar bodies of any Telefónica Group company.

3

Short-term variable compensation: Variable amount linked to the performance or achievement of individual or group objectives (quantitative or qualitative) and commensurate with other compensation or any other reference in euros for a period of up to a year.

4	Other items: Other amounts related to pension schemes.

With respect to employee benefits, the following table presents a breakdown of internal or external contributions made in 2011 to both long-term savings schemes (including retirement and any other survival benefit) financed fully or partially by the Company for Directors, along with any other compensation in kind received by the Director during the year:

Board Members (Executive)	Contributions to pension plans	Contributions to the Plan de Previsión Social[1]	Compensation in kind[2]
Mr. César Alierta Izuel	8,402	1,014,791	57,955
Mr. Julio Linares López	9,468	555,033	83,923
Mr. José María Álvarez-Pallete López	7,574	355,563	17,346

1

Contributions to the Plan de Previsión Social for Executives, set up in 2006, funded exclusively by the Company to complement the existing Pension Plan. It entails defined contributions equivalent to a certain percentage of the Director’s fixed remuneration in accordance with their professional category within the Telefónica Group’s organization.

2	“Compensation in kind” includes life and other insurance premiums (e.g. general medical and dental insurance).

Share-based payment plans information is as follows:

(i)

The “Performance Share Plan” (PSP), which was approved at the General Shareholders’ Meeting of June 21, 2006, began its fifth and final phase in 2010, In accordance with the terms of the Plan, the shares corresponding to the third phase of the Plan were delivered in July 2011. As established in the general conditions for this phase, a coefficient of 97.8% was applied to the theoretical number of shares assigned to each participant to determine the number of shares to be delivered.

Accordingly, the shares delivered in the third phase of the PSP to the three Executive Directors were as follows: 145,544 shares to Mr. César Alierta Izuel, 99,233 shares to Mr. Julio Linares López, and 66,155 shares to Mr. José María Álvarez-Pallete López. Meanwhile, it is laid down that the maximum number of shares for the fourth and the fifth phase of this Plan to be delivered (from July 1, 2012 and July 1, 2013), to each Executive Director of the Company, in case the covenants are met, are as follows: Mr César Alierta Izuel (173,716 shares for the fourth phase, and 170,897 shares for the fifth phase), Mr Julio Linares López (130,287 shares for the fourth phase, y 128,173 shares for the fifth phase), Mr José María Álvarez-Pallete López (78,962 shares for the fourth phase, y 77,680 shares for the fifth phase); and

(ii)

The “Performance & Investment Plan” (“PIP”) approved at the General Shareholders’ Meeting of May 18, 2011. Under this plan, participants who meet qualifying requirements receive a number of Telefónica shares as variable remuneration. The first phase of this plan began in 2011, once the PSP had finished. The theoretical number of shares assigned and the maximum possible number of shares to be received by the Executive Directors in the first phase of the PIP, if the co-investment requirement established in the Plan and the maximum target TSR established for each phase are met, are as follows (i) to Mr. César Alierta Izuel: 249,917 theoretical shares and a maximum of 390,496 shares; to Mr. Julio Linares López: 149,950 theoretical shares and a maximum of 234,298; and Mr. José María Álvarez-Pallete López: 79,519 theoretical shares and a maximum of 124,249 shares.

Furthermore, at the General Shareholders’ Meeting of Telefónica, S.A. on June 23, 2009, the Company’s shareholders approved the introduction of a Telefónica, S.A. share incentive plan for all employees, including executives and board members, of the Telefónica Group worldwide. Under this plan, employees that meet the qualifying requirements are offered the possibility of acquiring Telefónica, S.A. shares, with this company assuming the obligation of giving participants a certain number of shares free of charge. The maximum sum each employee can assign to this plan is 1,200 euros, while the minimum is 300 euros.

The three board members decided to participate in this plan, contributing the maximum, i.e. 100 euros a month, over 12 months. Therefore, at the date of preparing these financial statements, the three executive Directors had acquired a total of 212 shares through this plan, whereby they are entitled to receive, free of charge, an equivalent number of shares providing that, among other conditions, they retain the acquired shares during the consolidation period (12 months from the end of the acquisition period).

It should be noted that the external Directors do not receive and did not receive in 2011 any compensation in the form of pensions or life insurance, nor do they participate in the share-based payment plans linked to Telefónica’s share price.

In addition, the Company does not grant and did not grant in 2011 any advances, loans or credits to the Directors, or to its top executives, thus complying with the requirements of the U.S.A. Sarbanes-Oxley Act, which is applicable to Telefónica, S.A. as a listed company in that market.

• Note 7 to Section B.1.11.]

Subsection b). The “Fixed Payment” includes both the amounts of the salaries received from other Telefónica Group companies by the members of the Board of Directors in their capacity as executives, and the amount received by the members of the Board of Directors as fixed allowance for belonging to the Board of Directors of any of the companies of the Group or of its respective Committees.

• Note 8 to Section B.1.11.]

It is noted that the total amount of the contributions made by the Telefónica Group during 2011 to the Pension Plan for Senior Executives was 1,658,714.82 euros on behalf of Executive Directors is recorded under the category “Other” in the compensation tables included under points a) and b) of section B.1.11 of the 2011 Annual Corporate Governance Report, as it was done in the Annual Corporate Governance Reports for 2008, 2009 and 2010.

This is because said Plan is an employee benefit that differs to the general pension plan by which Telefónica remunerates its employees (including executive Directors) which is recorded under the sections on “Pension Funds and Plans” in the aforementioned section B.1.11 of the Annual Corporate Governance Report.

• Note 9 to Section B.1.12.]

“Total remuneration received by senior management” includes the economic valuation of the compensation received under the “Performance Share Plan”, as well as contributions made by the Telefónica Group in 2011 to the Pension Plan.

In order to ensure maximum transparency in this matter, and in accordance with the information provided in the Notes to the Financial Statements corresponding to the financial year 2011, below we provide the remuneration and benefits received by the Directors of Telefónica, S.A. in the year.

The seven senior executives of the Company in 2011, excluding those that are also members of the Board of Directors, received since their appointment a total for all items in 2011 of 12,122,954 euros. In addition, the contributions made by the Telefónica Group in 2011 with respect to the Pension Plan for these senior executive officers amounted to 2,709,866 euros. Contribution to the pension plan amounted to 50,208 euros and compensation in kind including life and other insurance premiums (e.g. general medical and dental insurance) to 154,955 euros.

Meanwhile, a total of 299,377 shares corresponding to the third phase of the PSP were delivered to senior executives of the Company. In relation to the fourth and the fifth phase of the forementioned Plan, assigned to senior executives of the Company amounts to 394,779, shares for the fourth phase and 350,485 for the fifth one.

Regarding the PIP approved at the General Shareholders’ Meeting of May 18, 2011, a total of 457,949 shares were assigned to all executive directors of the Company.

• Note 10 to Section B.1.16.]

The Board plans to submit a report on the directors’ remuneration policy to the advisory vote of the General Shareholders’ Meeting, as a separate point on the agenda, during 2011.

• Note 11 to Section B.1.21.]

Although there are no specific powers granted to an independent Director to these effects, the Company considers that this recommendation can be deemed as complied with for the following reasons:

• In accordance with Article 29 of the Regulations of the Board of Directors, all the Directors of the Company, including all independent Directors, may request that a meeting of the Board of Directors be called whenever they consider it necessary, or that the items they deem appropriate be included in the Agenda.

• Furthermore, in accordance with Article 13.3 of said Regulations, the Chairman of the Board of Directors, together with the Chairman of the Nominating, Compensation and Corporate Governance Committee – who shall in all events be an independent Director (Article 22 of the Regulations) – shall be responsible for organizing and coordinating a periodic assessment of the Board.

• Note 12 to Section B.1.29.]

In 2011, the other Board Committees held the following meetings:

•	Human Resources and Corporate Reputation and Responsibility Committee: 4

•	Regulation Committee: 6

•	Service Quality and Customer Service Committee: 4

•	International Affairs Committee: 4

•	Innovation Committee: 11

•	Strategy Committee: 10

• Note 13 to Section B.1.31.]

In accordance with the US securities market regulations, the information contained in the Annual Report on form 20-F (which includes the consolidated Annual Financial Statements of the Telefónica Group), filed with the Securities and Exchange Commission, is certified by the Executive Chairman of the Company and by the CFO and Director of Corporate Development. However, this certification is made after the Financial Statements have been prepared by the Board of Directors of the Company.

• Note 14 to Section B.1.39.]

Financial year 1983 was the first audited by an external auditor. Prior to that, the financial statement were revised by chartered accountants (‘censores de cuentas’). Therefore, 1983 is the base year taken for calculating the percentage in the case of audits of the Individual Annual Accounts of Telefónica, S.A. and 1991 is the date taken for the calculation of the percentage in the case of the Consolidated Annual Accounts, as 1991 was the first year in which the Telefónica Group prepared Consolidated Annual Accounts.

• Note 15 to Section C.2.]

The transactions included under “Commitments Undertaken” in amounts of 23,274,960 and 800,000 euros, the first with Banco Bilbao Vizcaya Argentaria, S.A. and the second with Caja de Ahorros y Pensiones de Barcelona, “la Caixa”, entail transactions with derivatives.

You may include in this section any other information, clarification or observation related to the above sections of this report.

Specifically indicate whether the company is subject to corporate governance legislation from a country other than Spain and, if so, include the compulsory information to be provided when different to that required by this report.

II.-	ADDITIONAL DISCLOSURE REQUIREMENTS UNDER ARTICLE 61 BIS OF THE SPANISH SECURITIES MARKET ACT

Disclosure requirements under Article 61 bis of the Spanish Securities Market Act are as follows:

Securities that are not admitted to trading on a regulated market in a Member State, where appropriate with an indication of the different classes of shares and, for each class, the rights and obligations attaching to it.

Not applicable.

Any restrictions on the transfer of securities and any restrictions on voting rights.

Nothing in the Company By-Laws imposes any restriction or limitation on the free transfer of Telefónica shares.

Pursuant to Article 21 of the Company’s By-Laws, no shareholder may cast a number of votes in excess of 10 percent of the total voting capital existing at any time, regardless of the number of shares held by such shareholder.In determining the maximum number of votes that each shareholder may cast, only the shares held by each such shareholder shall be computed, and those held by other shareholders that have granted their proxy to the first-mentioned shareholder shall not be computed, without prejudice to the application of the aforementioned limit of 10 percent to each of the shareholders that have granted a proxy.

The limitation established in the preceding paragraphs shall also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholder companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or corporate shareholder and the entity or entities that are shareholders themselves and which are directly or indirectly controlled by such individual or corporate shareholder.

However, this restriction on voting rights ceased to be legally binding (section 527 of the Corporate Enterprises Act) on July 1, 2011.

Rules governing the amendment of the article of association.

The procedure for amending the Bylaws is regulated by sections 285 et seq. of the consolidated text of the Corporate Enterprises Act, according to which changes in the Company’s By-Laws must be decided by the Shareholders’ Meeting with the majorities stipulated in sections 194 and 201 of the abovementioned Act. Also, the directors shall draft the wording of the proposed amendment in full and they shall also draft a written report justifying the proposal. Article 14 of the By-Laws and article 5 of the Regulations for the General Shareholders’ Meeting expressly include, among the powers of shareholders acting at a General Shareholders’ Meeting, that of amending the By-Laws.

Article 21 of the Regulations for the General Shareholders’ Meeting regulates the voting procedure for the proposals, stating that, in the case of amendments to the By-Laws, when a single item on the agenda includes different matters, such matters shall be separately submitted to a vote.

Significant agreements to which the company is a party and which take effect, alter or terminate upon a change of control of the company following a takeover bid and the effects thereof.

The Company has no significant agreements outstanding that would take effect, alter or terminate in the event of a change of control following a Takeover Bid.

Agreements between the Company and its board members or employees providing for compensation if they are made redundant without valid reason following a takeover bid.

In general, the contracts of Executive Directors and some managers of the executive team include a clause giving them the right to receive the economic compensation indicated below in the event that their employment relationship is ended for reasons attributable to the Company and/or due to objective reasons such as a change of control in the Company. However, if the employment relationship is terminated for a breach attributable to the executive director or executive, he/she will not be entitled to any compensation whatsoever. That notwithstanding, in certain cases the severance benefit to be received by the Executive Director or Executive, according to their contract, does not meet these general criteria, but rather are based on other circumstances of a personal or professional nature or on the time when the contract was signed. The agreed economic compensation for the termination of the employment relationship, where applicable, consists of a maximum of three times annual salary plus another year based on length of service at the Company. The annual salary on which the indemnity is based is the last fixed salary and the arithmetical mean of the sum of the last two payments received by contract.

Meanwhile, contracts that tie employees to the Company under a common employment relationship do not include indemnity clauses for the termination of their employment. In these cases, the employee is entitled to any indemnity set forth in prevailing labor legislation. This notwithstanding, contracts of some Company employees, depending on their level and seniority, as well as their personal or professional circumstances and when they signed their contracts, establish by contract, in some cases, their right to receive compensation in the same circumstances as in the preceding paragraph, generally consisting of a year and a half of salary. The annual salary on which the indemnity is based is the last fixed salary and the average amount of the last two variable payments received by contract.

A description of the main characteristics of the internal control and risk management systems with regard to statutory financial reporting.

A. The entity’s control environment

The Board of Telefónica, S.A (hereinafter Telefónica) assumes the ultimate responsibility of ensuring that an adequate and effective Internal Control over Financial Reporting System (SCIIF in Spanish) exists and is updated.

Likewise, the Regulations of the Board of Directors state that the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties. Specifically, it shall have at least the following powers and duties:

•

To supervise the process of preparing and submitting regulated financial information and the effectiveness of the Company’s internal control system and risk management systems. With respect thereto, it shall be responsible for supervising the process of preparation and the integrity of the financial information relating to the Company and the Group, reviewing compliance with regulatory requirements, the proper determination of the scope of consolidation, and the correct application of accounting standards, informing the Board of Directors thereof.

•

To ensure the independence of the External Auditor, supervising their work and acting as a channel of communication between the Board of Directors and the External Auditor, as well as between the External Auditor and the Company management team.

•

To supervise internal audit and, in particular: to ensure the independence and efficiency of the internal audit function; to receive periodic information on its activities; and to verify that the senior executive officers take into account the conclusions and recommendations of its reports.

In order to carry out this function, the Audit and Control Committee is assisted by the Internal Audit department which periodically submits its activities report to the Committee. The Audit and Control Committee shall meet monthly and as often as appropriate.

The different areas and functional units of the Telefónica Group play a key role in Internal Control over Financial Reporting System as they are responsible for preparing, maintaining and updating the different procedures that govern their operations and identify the tasks to be carried out, as well as the persons in charge of the same.

The Corporate Finance Department regularly issues the corresponding instructions to the teams involved in the different Group companies in charge of preparing financial information. These instructions outline the processes, procedures, accounting and other regulations to be followed to guarantee that the consolidated financial information is gathered in accordance with the current legal framework.

The Board of Directors is responsible for designing and reviewing the Company’s organizational structure, ensuring there is an adequate separation of functions and that satisfactory coordinating mechanisms among the different areas are established.

With regard to the principles which guide the Company’s actions, we would note that in December 2006, the Telefónica Group approved a code of conduct and business ethics, “The Telefónica Business Principles ,” which are applicable to all Group employees and all organizational levels (management and non-management). The Business Principles are available on the Telefónica Group intranet and there are procedures in place to update, monitor and disseminate these throughout the Telefónica Group. They expressly mention issues regarding recording transactions and preparation of financial information.

A specially-designed Committee is responsible for monitoring these Business Principles. This Committee meets periodically and comprises representatives from Telefónica’s Human Resources, Reputation, General Secretariat and Group Internal Audit departments, as well as representatives from each of the geographical areas in which Telefónica is present.

As part of its remit, this Committee coordinates the activities of the various business areas, with particular emphasis on monitoring the actions inherent in the Business Principles. For example, as the Internal Audit area is involved, it is able to answer potential queries regarding the need to carry out specific actions should notifications of failure to comply with the Business Principles be received. Also, through this Committee, its members agree on ways to help disseminate the Business Principles to the Group, as well as monitoring communication and training initiatives in this matter. For this last initiative, and as part of the on-line training platform, there is a specific course on these principles. By taking part in this abovementioned course, employees pledge to adhere to these business principles.

Also, since April 2004 the Telefónica Group has a complaints channel which can be accessed directly via the Telefónica intranet. This was approved by the Audit and Control Committee and Group employees were notified according to the established procedures. This complaints channel allows all Telefónica Group employees to report, anonymously if chosen, two types of irregularities:

•

Any irregularities detected in the internal control system, accounting or the audit of the financial statements. These are reported directly to the Secretary of the Telefónica Audit and Control Committee.

•	Other irregularities, including those related to the Business Principles. These complaints are reported either to the Business Principles office or the Internal Audit Department.

The Telefónica Audit and Control Committee receives all complaints regarding internal controls, accounting or the audit of the financial statements. All complaints of this nature will be treated and resolved by the Committee appropriately.

With regard to employee training in financial and control issues, we would note that in 2007 the Telefónica Corporate University (Universitas Telefónica) was opened to help contribute to the Telefónica Group’s advancement through lifelong learning. All the University’s training programs are based on developing the corporate culture, the business strategy and management and leadership skills. Personnel involved in preparing and reviewing financial information are also offered refresher courses in this area.

Likewise, the Telefónica Accounting Policies Department offers training plans to all personnel working in the Group’s financial areas, with the aim of informing them of any accounting or financial changes which are applicable to their job of preparing consolidated financial information.

Finally, the Telefónica Group also has an on-line training platform which includes a finance school providing specific training and refresher courses on financial information, as well as an internal control school providing instruction on auditing, internal control and risk management.

B. Risk assessment in financial reporting

Given the vast number of processes involved in financial reporting at the Telefónica Group, a model has been developed to select the most significant processes by applying a so-called Scope Definition Model. This model is applied to the financial information reported by subsidiaries or companies managed by Telefónica. The model selects the accounts with the largest balance or difference and identifies the processes used to generate this information. Once the processes have been identified, the risks inherent in the processes affecting financial reporting are analyzed. This identification procedure covers all the financial reporting objectives of existence and occurrence, completeness, valuation, presentation, disclosure and fraud. Risk identification is carried out on an annual basis.

In addition to the previously mentioned Model, financial risks maps are used to detect other processes which, even though they have not been identified as critical processes by the Scope Definition Model, pose significant risks to financial information.

In the process of identifying the consolidation scope, the Telefónica Consolidation Department periodically monitors the changes in the Group’s scope.

C. Control activities

On March 26, 2003 the Telefónica Board approved the “Regulations governing disclosure and reporting to the markets” (NCIM in Spanish). These regulate the basic principles of operation of the financial disclosure control processes and systems which guarantee that all relevant consolidated financial information is communicated to the company’s senior executives and its management team, assigning to the Internal Audit the duty of periodically assessing the functioning of these processes and systems.

Each quarter the Finance Department submits the periodic financial information to the Audit and Control Committee, highlighting the main events and accounting criteria applied and clarifying any major events which occurred during the period.

Likewise, the Telefónica Group has documented financial processes in place which stipulate common criteria for preparing financial information in all Group companies, as well as any outsourced activities.

The Company follows documented procedures for preparing consolidated financial information whereby those employees responsible for the different areas are able to verify this information. In this regard, there is a Coordination and Control Committee comprising employees responsible for these areas. They are able to submit the results of their reviews in order to correctly prepare the financial information which will be presented to the Company’s decision-making bodies (Audit and Control Committee and, if applicable, the Board of Directors).

Also, and pursuant to the internal regulations, the Executive Chairmen and the Finance Directors must submit a certificate to the Finance Department stating that they have reviewed the financial information being presented, that the financial statements give a true and fair view, in all material respects, of the financial position, results and cash position, and that there are no significant risks to the business or unhedged risks which may have a material impact on the Company’s equity and financial position.

In relation to the accounting close, the Consolidation and Accounting Policies Department issues instructions setting out the calendar and contents for the financial reporting period for the preparation of the consolidated annual financial statements. These instructions are mandatory for all Telefónica consolidation subgroups and subsidiaries.

The Corporate Finance Department reviews the key judgments, estimates, valuations and forecasts to identify critical accounting policies that require the use of estimates and value judgments. In these cases, the Corporate Finance Department also establishes the necessary operational co-ordination actions with the rest of the Telefónica Group units for their specific areas of activity and knowledge before presenting them to the Audit and Control Committee. The most relevant are dealt with by the Audit and Control Committee. Senior management defines the format for presenting the annual financial statements prior to approval by the Board.

The critical processes involved in financial reporting at the Telefónica Group, as well as its controls, are evaluated by the internal audit function, which looks at the degree of documentation and revision, as well as its operation. In order to establish an adequate evaluation process, the Telefónica Group has three general levels, which are applied according to the type of controls, the level of risk of the processes or the activities being evaluated: General Evaluation Model, Self-Appraisal Questionnaires (to determine the degree of internal control in all Group companies, even those which are considered less significant in terms of their contribution to the consolidated financial figures) and Focused Tests (a tool used to evaluate the general controls of the ICFR).

The General Evaluation Model follows the same working scheme for each company listed on a foreign exchange: critical accounts are defined based on their materiality; the processes and systems associated with the critical accounts are identified; the risks and controls inherent in financial reporting associated with these processes are identified; the controls are evaluated; audit testing is carried out and should any incidences in the effectiveness of them be detected, recommendations are proposed to guarantee the correct functioning of Internal Control over Financial Reporting System.

The Global IT systems department of the Telefónica Group is responsible for the IT systems at all the Group’s businesses. One of its many and various duties is to define and implement policies and security standards for applications and infrastructures (in conjunction with the Security and Networks departments), which includes IT aspects of the internal control model.

In the Telefónica Group the Internal Audit is charged with monitoring the general controls over the IT systems. The processes for controlling the IT systems are grouped into 22 general control objectives, which in turn are grouped together in the following four categories: Physical security (security at the data processing centre and facilities, information backup, contingency plans, information recovery in the event of disasters and business continuity at the different data processing centers and IT facilities); Logistics security (program access control, user applications and data handling control, productive database data access control, appropriate separation of duties); Systems development (methodology for developing and maintaining systems, controls inherent in an application, methodological steps for applications, project start-up); and Systems operation (non-programmed tasks, application testing, interruption monitoring, incident management).

When a process or part of a process concerning financial information is outsourced, suppliers are requested to present the ISAE 3402 certificate.

When Teléfonica or any of its subsidiaries engage the services of an independent expert whose findings may materially affect the consolidated financial statements, as part of the selection process the competence, training, credentials and independence of the third party is verified directly by the area contracting the service and, if applicable, the procurement department. The finance department has control activities in place to guarantee the validity of the data, the methods used and the reasonableness of the assumptions used by the third party.

Likewise, there is an internal procedure for engaging independent experts which requires specific levels of approval.

D. Information and Communication

The Consolidation and Accounting Policies Department of Telefónica is charged with defining and updating the accounting policies used for preparing the consolidated financial information.

Thus, this area publishes IFRS (International Financial Reporting Standards) information bulletins summarizing the main changes to accounting methodology, as well as clarifications on various other related issues.

Also, the Telefónica Group has an Accounting Policies Manual which is updated periodically. The objectives of this manual are: to align the corporate accounting principles and policies with IFRS; to maintain accounting principles and policies which ensure that the information is comparable within the Group and offers optimum management of the source of information; to improve the quality of the accounting information of the various Group companies and of the Consolidated Group by disclosing, agreeing and introducing accounting principles which are unique to the Group; and to facilitate the accounting integration of acquired and newly-created companies into the Group’s accounting system by means of a reference manual.

This Manual is mandatory for all companies belonging to the Telefónica Group, and shall be applied to their reporting methods when preparing the consolidated financial statements.

There is a also a compliance manual for consolidation reporting which includes specific instructions on preparing the disclosures which comprise the reporting for the consolidation of the Telefónica Group’s financial statements and the preparation of consolidated financial information.

Likewise, the Telefónica Group uses a specific IT tool for the reporting of the individual financial statements at its various subsidiaries, as well as the necessary notes and disclosures for preparing the consolidated annual financial statements. This tool is used to carry out the consolidation process and its subsequent analysis. The system is managed centrally and uses the same accounts plan.

E. Monitoring

Telefónica is listed on the New York Stock Exchange and is therefore subject to the regulatory requirements established by the US authorities applicable to all companies trading on this exchange.

Among these requirements is the “Sarbanes-Oxley Act” and, specifically, Section 404 which stipulates that all listed companies must evaluate on an annual basis the effectiveness of its ICFR procedures and structure.

As noted above, the Telefónica Group has an Internal Audit function which reports hierarchically to the Legal General Secretariat and the Board and functionally to the Audit and Control Committee. Its activities include ensuring compliance with applicable laws, internal regulations and the principles of the Group’s Code of Ethics; safeguarding the equity’s assets, the efficiency and effectiveness of operations, the reliability of the information, controlled transparency with third parties and safeguarding the image of the Telefónica Group.

The Audit and Control Committee also provides support in monitoring the correct functioning of the ICFR system. The system is monitored twice a year in order to offer a preliminary assessment to help resolve any major incidences in advance by establishing the corresponding action plans for the managers in charge.

In April 2011 the Audit and Control Committee was informed of the findings of the Internal Control over Financial Reporting System review which directly affected 20 companies, 267 material accounting items, 587 critical processes and 184 IT systems, with a total of 5,110 control activities reviewed covering approximately 80% on the main accounting headings.

In order to assess the status of the general controls at Telefónica, “Focused Tests” have been carried out to analyze the controls established by the Company’s management which are more closely associated with the general control environment and apply to all of the Company’s processes. A total of 25 control objectives were reviewed.

Also, Self-Appraisal Questionnaires have been filled out by the employees in charge of the 282 Group companies certifying their assessment of a series of issues related to internal control in their area of responsibility.

The results of the final appraisal were presented at the February 2012 meeting of the Audit and Control Committee. No material weaknesses or significant shortcomings in the ICFR structure and procedures were identified.

Each year the External Auditor issues its own opinion on the effectiveness of ICFR. At the date of this report, the External Auditor has not notified the Audit and Control Committee of the existence of any control shortcomings which constitute material weaknesses or significant deficiencies.

Furthermore, the External Auditor participates regularly in the Audit and Control Committee meetings, when called to do so by the Committee, to explain and clarify different aspects of the audit reports and other aspects of its work.

F. External auditor review

The attached information on Internal Control over Financial Reporting System (SCIIF in Spanish) has been submitted to review by the External Auditor, whose report is attached as an appendix to this document.

*******

This Appendix to the Telefónica, S.A. 2011 Annual Report on Corporate Governance was originally prepared in Spanish. In the event of discrepancy, the Spanish-language version prevails.

Translation of an auditor’s report and description of the Internal Control over Financial

Reporting System (SCIIF in Spanish) originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails

AUDITOR’S REPORT ON THE DESCRIPTION OF THE INTERNAL CONTROL OVER FINANCIAL

REPORTING SYSTEM (SCIIF IN SPANISH)

To the Board of Directors of

Telefónica, S.A., engaged by the management:

We have examined the accompanying description of the Internal Control over Financial Reporting System (SCIIF in Spanish) of Telefónica, S.A. (the Parent Company) and its subsidiaries (the Group), which is included in Section II of the Appendix to the Annual Corporate Governance Report for the year ended December 31, 2011, in the “Description of the main characteristics of the internal control and risk management systems with regard to statutory financial reporting.” This examination has included the evaluation of the effectiveness of Internal Control on the Financial Reporting System regarding the financial information included in the Group’s consolidated financial statements at December 31, 2011, prepared in accordance with International Financial Reporting Standards, as adopted by the European Union, and other provisions in the regulatory framework applicable to the Group. This system is based on the criteria and policies defined by the Parent Company’s management in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its report “Internal Control - Integrated Framework.”

Telefónica, S.A.’s management is responsible for maintaining effective internal control over financial reporting included in the consolidated financial statements, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the aforementioned effectiveness of internal control over financial reporting, based on the work we have performed in accordance with the requirements of the Standard ISAE 3000 “Assurance Engagement Other than Audits or Reviews of Historical Financial Information” issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC) for the issuance of reports to obtain reasonable assurance.

The work performed to obtain reasonable assurance includes obtaining an understanding of the internal control over financial reporting system regarding the financial information included in the consolidated financial statements, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Domicilio Social: Pl. Pablo Ruiz Picasso, 1. 28020 Madrid

Inscrita en el Registro Mercantil de Madrid al

Tomo 12749, Libro 0, Folio 215, Sección 8a,

Hoja M-23123, Inscripción 116. C.I.F. B-78970506

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements, fraud or illegal acts. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Telefónica, S.A. and subsidiaries maintained, in all material respects, effective internal control over financial reporting regarding the financial information included in the consolidated financial statements as of December 31, 2011, based on the criteria and policies defined by the Parent Company’s management in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its report “Internal Control - Integrated Framework.” We also have checked that the disclosures included in the accompanying description of the Internal Control over Financial Reporting System (SCIIF in Spanish) at December 31, 2011 comply, in all material respects, with the requirements of Securities Market Law 24/1988 of 28 July, as amended by Law 2/2011, of March 4, on sustainable economy, and meets the minimum content required by the Draft Circular published on October 26, 2011 by the National Securities Market.

The examination indicated in the preceding paragraphs is not subject to the Consolidated Spanish Audit Law, approved by Royal Legislative Decree 1/2011 of July 1, so we do not express an audit opinion in the terms provided for in the aforementioned Law.

In addition to the aforementioned examination, we have audited, in accordance with prevailing audit regulations in Spain, the consolidated financial statements of Telefónica, S.A. and its subsidiaries at December 31, 2011, prepared by the Parent Company’s Directors in accordance with International Financial Reporting Standards, as adopted by the European Union, and other provisions in the regulatory framework applicable to the Group, and our report dated March 28, 2012 expressed an unqualified opinion on the aforementioned consolidated financial statements.

ERNST & YOUNG, S.L.
Ignacio Viota del Corte

March 28, 2012

2

AUDIT REPORT, CONSOLIDATED ANNUAL FINANCIAL

STATEMENTS, AND CONSOLIDATED MANAGEMENT REPORT

ALL FOR THE YEAR ENDED DECEMBER 31, 2011

AUDIT REPORT

TELEFÓNICA, S.A. AND SUBSIDIARIES

Consolidated Financial Statements and

Consolidated Management Report

for the year ended

December 31, 2011

Translation of a report and consolidated financial statements originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails (See Note 25)

AUDIT REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of

Telefónica, S.A.

We have audited the consolidated financial statements of Telefónica, S.A. (the Parent Company) and its subsidiaries (the Group), which comprise the consolidated statement of financial position at December 31, 2011, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity, the consolidated statement of cash flows, and the notes thereto for the year then ended. As indicated in Note 2 to the accompanying consolidated financial statements, the Parent Company’s Directors are responsible for the preparation of the Group’s consolidated financial statements in accordance with International Financial Reporting Standards, as adopted by the European Union, and other provisions in the regulatory framework applicable to the Group. Our responsibility is to express an opinion on the aforementioned consolidated financial statements taken as a whole, based upon work performed in accordance with prevailing audit regulation in Spain, which require the examination, through the performance of selective tests, of the evidence supporting the consolidated financial statements, and the evaluation of whether their presentation, the accounting principles and criteria applied and the estimates made are in agreement with the applicable regulatory framework for financial information.

In our opinion, the accompanying 2011 consolidated financial statements give a true and fair view, in all material respects, of the consolidated equity and consolidated financial position of Telefónica, S.A. and subsidiaries at December 31, 2011, and the consolidated results of their operations and their consolidated cash flows for the year then ended, in conformity with International Financial Reporting Standards, as adopted by the European Union, and other applicable provisions in the regulatory framework for financial information.

The accompanying 2011 consolidated management report contains such explanations as the Directors of Telefónica, S.A. consider appropriate concerning the situation of the Group, the evolution of its business and other matters; however, it is not an integral part of the consolidated financial statements. We have checked that the accounting information included in the aforementioned consolidated management report agrees with the 2011 consolidated financial statements. Our work as auditors is limited to verifying the consolidated management report in accordance with the scope mentioned in this paragraph, and does not include the review of information other than that obtained from the accounting records of Telefónica, S.A. and its subsidiaries.

ERNST & YOUNG, S.L.
Ignacio Viota del Corte

March 28, 2012

Domicilio Social: Pl. Pablo Ruiz Picasso, 1. 28020 Madrid

Inscrita en el Registro Mercantil de Madrid al

Tomo 12749, Libro 0, Folio 215, Sección 8a,

Hoja M-23123, Inscripción 116. C.I.F. B-78970506

TELEFÓNICA, S.A. AND SUBSIDIARIES

COMPOSING THE TELEFÓNICA GROUP

CONSOLIDATED FINANCIAL STATEMENTS (CONSOLIDATED ANNUAL ACCOUNTS) AND CONSOLIDATED MANAGEMENT REPORT FOR THE YEAR ENDED DECEMBER 31, 2011

TELEFÓNICA GROUP

CONSOLIDATED STATEMENT OF FINANCIAL POSITION AT DECEMBER 31

(MILLIONS OF EUROS)

ASSETS	NOTE	2011	2010
A) NON-CURRENT ASSETS		108,800	108,721
Intangible assets	(Note 6)	24,064	25,026
Goodwill	(Note 7)	29,107	29,582
Property, plant and equipment	(Note 8)	35,463	35,797
Investment properties		6	5
Investments in associates	(Note 9)	5,065	5,212
Non-current financial assets	(Note 13)	8,678	7,406
Deferred tax assets	(Note 17)	6,417	5,693

B) CURRENT ASSETS		20,823	21,054

Inventories		1,164	1,028
Trade and other receivables	(Note 11)	11,331	12,426
Current financial assets	(Note 13)	2,625	1,574
Tax receivables	(Note 17)	1,567	1,331
Cash and cash equivalents	(Note 13)	4,135	4,220
Non-current assets held for sale		1	475

TOTAL ASSETS (A+B)		129,623	129,775

EQUITY AND LIABILITIES	NOTE	2011	2010
A) EQUITY		27,383	31,684

Equity attributable to equity holders of the parent		21,636	24,452
Non-controlling interests	(Note 12)	5,747	7,232

B) NON-CURRENT LIABILITIES		69,662	64,599

Non-current interest-bearing debt	(Note 13)	55,659	51,356
Non-current trade and other payables	(Note 14)	2,092	2,304
Deferred tax liabilities	(Note 17)	4,739	6,074
Non-current provisions	(Note 15)	7,172	4,865

C) CURRENT LIABILITIES		32,578	33,492

Current interest-bearing debt	(Note 13)	10,652	9,744
Current trade and other payables	(Note 14)	17,855	19,251
Current tax payables	(Note 17)	2,568	2,822
Current provisions	(Note 15)	1,503	1,675

TOTAL EQUITY AND LIABILITIES (A+B+C)		129,623	129,775

The accompanying Notes 1 to 25 and Appendices I to VI are an integral part of these consolidated statements of financial position.

TELEFÓNICA GROUP

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31

(MILLIONS OF EUROS)

INCOME STATEMENT	NOTE	2011	2010	2009
Revenues	(Note 19)	62,837	60,737	56,731
Other income	(Note 19)	2,107	5,869	1,645
Supplies		(18,256)	(17,606)	(16,717)
Personnel expenses		(11,080)	(8,409)	(6,775)
Other expenses	(Note 19)	(15,398)	(14,814)	(12,281)

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)		20,210	25,777	22,603

Depreciation and amortization	(Note 19)	(10,146)	(9,303)	(8,956)

OPERATING INCOME		10,064	16,474	13,647

Share of (loss) profit of associates	(Note 9)	(635)	76	47

Finance income		827	792	814
Exchange gains		2,795	3,508	3,085
Finance costs		(3,609)	(3,329)	(3,581)
Exchange losses		(2,954)	(3,620)	(3,625)

Net financial expense	(Note 16)	(2,941)	(2,649)	(3,307)

PROFIT BEFORE TAX FROM CONTINUING OPERATIONS		6,488	13,901	10,387

Corporate income tax	(Note 17)	(301)	(3,829)	(2,450)

PROFIT FOR THE YEAR FROM CONTINUING OPERATIONS		6,187	10,072	7,937

Profit after taxes from discontinued operations	(Note 18)	—	—	—

PROFIT FOR THE YEAR		6,187	10,072	7,937

Non-controlling interests	(Note 12)	(784)	95	(161)

PROFIT FOR THE YEAR ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		5,403	10,167	7,776

Basic and diluted earnings per share from continuing operations attributable to equity holders of the parent (euros)	(Note 19)	1.20	2.25	1.71

Basic and diluted earnings per share attributable to equity holders of the parent (euros)	(Note 19)	1.20	2.25	1.71

The accompanying Notes 1 to 25 and Appendices I to VI are an integral part of these consolidated income statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	Year ended December 31
(MILLIONS OF EUROS)	2011	2010	2009
Profit for the year	6,187	10,072	7,937

Other comprehensive income (loss)

(Losses) gains on measurement of available-for-sale investments	(13)	(61)	638
Reclassification of losses (gains) included in the income statement	3	202	(4)
Income tax impact	3	(57)	(105)

	(7)	84	529
Losses on hedges	(921)	(291)	(794)
Reclassification of losses (gains) included in the income statement	210	73	(77)
Income tax impact	217	62	262

	(494)	(156)	(609)
Translation differences	(1,265)	820	1,982

Actuarial gains (losses) and impact of limit on assets for defined benefit pension plans (Note 15)	(85)	(94)	(189)
Income tax impact	28	35	53

	(57)	(59)	(136)
Share of income (loss) recognized directly in equity of associates and others	58	(84)	233
Reclassification of (gains) losses included in the income statement	—	—	—
Income tax impact	(9)	23	2

	49	(61)	235

Total other comprehensive income (loss)	(1,774)	628	2,001

Total comprehensive income recognized in the year	4,413	10,700	9,938

Attributable to:
Equity holders of the parent	4,002	10,409	9,418
Non-controlling interests	411	291	520

	4,413	10,700	9,938

The accompanying Notes 1 to 25 and Appendices I to VI are an integral part of these consolidated statements of comprehensive income

CONSOLIDATED STATEMENT OF CHANGES IN	Attributable to equity holders of the parent
EQUITY (MILLIONS OF EUROS)	Share capital	Share premium	Legal reserve	Revaluation reserve	Treasury shares	Retained earnings	Available-for- sale investments	Hedges	Equity of associates	Translation differences	Total	Non- controlling interests	Total equity
Financial position at December 31, 2010	4,564	460	984	141	(1,376)	19,971	45	648	(42)	(943)	24,452	7,232	31,684
Profit for the year	—	—	—	—		5,403	—	—	—	—	5,403	784	6,187
Other comprehensive income (loss)	—	—	—	—		(52)	(7)	(494)	49	(897)	(1,401)	(373)	(1,774)

Total comprehensive income	—	—	—	—		5,351	(7)	(494)	49	(897)	4,002	411	4,413
Dividends paid (Note 12)	—	—	—	—		(6,852)	—	—	—	—	(6,852)	(876)	(7,728)
Net movement in treasury shares	—	—	—	—	(777)	—	—	—	—	—	(777)	—	(777)
Acquisitions and disposals of non-controlling interests and business combinations (Note 5)	—	—	—	—		984	—	—	—	(323)	661	(1,200)	(539)
Other movements	—	—	—	(15)	371	(206)	—	—	—	—	150	180	330

Financial position at December 31, 2011	4,564	460	984	126	(1,782)	19,248	38	154	7	(2,163)	21,636	5,747	27,383

Financial position at December 31, 2009	4,564	460	984	157	(527)	16,685	(39)	804	19	(1,373)	21,734	2,540	24,274

Profit for the year	—		—	—	—	10,167	—	—	—	—	10,167	(95)	10,072
Other comprehensive income (loss)	—	—	—	—	—	(55)	84	(156)	(61)	430	242	386	628

Total comprehensive income	—	—	—	—	—	10,112	84	(156)	(61)	430	10,409	291	10,700
Dividends paid (Note 12)	—	—	—	—	—	(5,872)		—	—	—	(5,872)	(440)	(6,312)
Net movement in treasury shares	—	—	—	—	(849)	—	—	—	—	—	(849)	—	(849)
Acquisitions and disposals of non-controlling interests and business combinations (Note 5)	—	—	—	—	—	—	—	—	—	—	—	4,307	4,307
Other movements	—	—	—	(16)	—	(954)	—	—	—	—	(970)	534	(436)

Financial position at December 31, 2010	4,564	460	984	141	(1,376)	19,971	45	648	(42)	(943)	24,452	7,232	31,684

Financial position at December 31, 2008	4,705	460	984	172	(2,179)	16,069	(566)	1,413	(216)	(3,611)	17,231	2,331	19,562

Profit for the year	—	—	—	—	—	7,776	—	—	—	—	7,776	161	7,937
Other comprehensive income (loss)	—	—	—	—	—	(136)	527	(609)	235	1,625	1,642	359	2,001

Total comprehensive income						7,640	527	(609)	235	1,625	9,418	520	9,938
Dividends paid (Note 12)	—	—	—	—	—	(4,557)	—	—	—	—	(4,557)	(295)	(4,852)
Hyperinflation restatement to 01/01/09 (Note 2)										613	613	—	613
Net movement in treasury shares	—	—	—	—	(656)	—	—	—	—	—	(656)	—	(656)
Acquisitions and disposals of non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	(122)	(122)
Capital reduction (Note 12)	(141)	—	—	—	2,308	(2,167)	—	—	—	—	—	—	—
Other movements	—	—	—	(15)	—	(300)	—	—	—	—	(315)	106	(209)

Financial position at December 31, 2009	4,564	460	984	157	(527)	16,685	(39)	804	19	(1,373)	21,734	2,540	24,274

The accompanying Notes 1 to 25 and Appendices I to VI are an integral part of these consolidated statements of changes in equity.

TELEFÓNICA GROUP

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31

(MILLIONS OF EUROS)

	NOTE	2011	2010	2009
Cash flows from operating activities
Cash received from customers		77,222	72,867	67,358
Cash paid to suppliers and employees		(55,769)	(51,561)	(46,198)
Dividends received		82	136	100
Net interest and other financial expenses paid		(2,093)	(2,154)	(2,170)
Taxes paid		(1,959)	(2,616)	(2,942)

Net cash from operating activities	(Note 23)	17,483	16,672	16,148

Cash flows from investing activities

Proceeds on disposals of property, plant and equipment and intangible assets		811	315	242
Payments on investments in property, plant and equipment and intangible assets		(9,085)	(8,944)	(7,593)
Proceeds on disposals of companies, net of cash and cash equivalents disposed		4	552	34
Payments on investments in companies, net of cash and cash equivalents acquired		(2,948)	(5,744)	(48)
Proceeds on financial investments not included under cash equivalents		23	173	6
Payments made on financial investments not included under cash equivalents		(669)	(1,599)	(1,411)
Payments from cash surpluses not included under cash equivalents		(646)	(621)	(548)
Government grants received		13	7	18

Net cash used in investing activities	(Note 23)	(12,497)	(15,861)	(9,300)

Cash flows from financing activities

Dividends paid	(Note 12)	(7,567)	(6,249)	(4,838)
Transactions with equity holders		(399)	(883)	(947)
Proceeds on issue of debentures and bonds	(Note 13)	4,582	6,131	8,617
Proceeds on loans, borrowings and promissory notes		4,387	9,189	2,330
Cancellation of debentures and bonds	(Note 13)	(3,235)	(5,482)	(1,949)
Repayments of loans, borrowings and promissory notes		(2,680)	(7,954)	(5,494)

Net cash used in financing activities	(Note 23)	(4,912)	(5,248)	(2,281)

Effect of foreign exchange rate changes on collections and payments		(169)	(463)	269

Effect of changes in consolidation methods		10	7	—

Net (decrease) increase in cash and cash equivalents during the year		(85)	(4,893)	4,836

CASH AND CASH EQUIVALENTS AT JANUARY 1		4,220	9,113	4,277

CASH AND CASH EQUIVALENTS AT DECEMBER 31	(Note 13)	4,135	4,220	9,113

RECONCILIATION OF CASH AND CASH EQUIVALENTS WITH THE STATEMENT OF FINANCIAL POSITION
BALANCE AT JANUARY 1		4,220	9,113	4,277

Cash on hand and at banks		3,226	3,830	3,236

Other cash equivalents		994	5,283	1,041

BALANCE AT DECEMBER 31	(Note 13)	4,135	4,220	9,113

Cash on hand and at banks		3,411	3,226	3,830

Other cash equivalents		724	994	5,283

The accompanying Notes 1 to 25 and Appendices I to VI are an integral part of these consolidated statements of cash flow.

TELEFÓNICA, S.A. AND SUBSIDIARIES COMPOSING THE

TELEFÓNICA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONSOLIDATED

ANNUAL ACCOUNTS) FOR THE YEAR ENDED DECEMBER 31, 2011

(1)	BACKGROUND AND GENERAL INFORMATION

Telefónica Group organizational structure

Telefónica, S.A. and its subsidiaries and investees (the “Telefónica Group” or “the Group”) make up an integrated group of companies operating mainly in the telecommunications, media and contact center industries.

The parent company of the Group is Telefónica, S.A. (“Telefónica” or “the Company”), a public limited company incorporated on April 19, 1924 for an indefinite period. Its registered office is at calle Gran Vía 28, Madrid (Spain).

Appendix V lists the subsidiaries, associates and investees in which the Telefónica Group has direct or indirect holdings, their corporate purpose, country, functional currency, share capital, the Telefónica Group’s effective shareholding and their method of consolidation.

Corporate structure of the Group

Telefónica’s basic corporate purpose, pursuant to Article 4 of its Bylaws, is the provision of all manner of public or private telecommunications services, including ancillary or complementary telecommunications services or related services. All the business activities that constitute this stated corporate purpose may be performed either in Spain or abroad and wholly or partially by the Company, either through shareholdings or equity interests in other companies or legal entities with an identical or a similar corporate purpose.

In 2011, the Telefónica Group followed a regional, integrated management model based on three business areas by geographical market and integrated wireline and wireless businesses in Spain, Latin America and the rest of Europe.

On September 5, 2011, the Executive Committee of Telefónica’s Board of Directors approved a new organizational structure with the aim of reinforcing its growth story, actively participating in the digital world and capturing the most of the opportunities afforded by its global scale and industrial alliances. More detailed information on the activities carried out by the Group is provided in Note 4.

The business activities carried out by most of the Telefónica Group companies are regulated by broad ranging legislation, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services.

In addition, certain wireline and wireless telephony services are provided under regulated rate and price systems.

(2)	BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements were prepared from the accounting records of Telefónica, S.A. and of each of the companies comprising the Telefónica Group, whose individual financial statements were prepared in accordance with the generally accepted accounting principles prevailing in the various countries in which they are located, and for purposes of these consolidated financial statements are presented in accordance with the International Financial Reporting Standards (IFRS) adopted by the European Union, which for the purposes of the Telefónica Group are not different from those issued by the International Accounting Standards Board (IASB), to give a true and fair view of the consolidated equity and financial position at December 31, 2011, and of the consolidated results of operations, changes in consolidated equity and the consolidated cash flows obtained and used in the year then ended. The figures in these consolidated financial statements are expressed in millions of euros, unless otherwise indicated, and therefore may be rounded. The euro is the Group’s reporting currency.

The accompanying consolidated financial statements for the year ended December 31, 2011 were prepared by the Company’s Board of Directors at its meeting on February 22, 2012 for submission for approval at the General Shareholders’ Meeting, which is expected to occur without modification.

Note 3 contains a detailed description of the most significant accounting policies used to prepare these consolidated financial statements.

For comparative purposes, the accompanying financial statements for 2011 include the consolidated statement of financial position at December 31, 2010 and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity, the consolidated statement of cash flows and the notes thereto for the year ended December 31, 2010 and, on a voluntary basis, 2009.

Comparative information and main changes in the consolidation scope

The main events and changes in the consolidation scope affecting comparability of the consolidated information for 2011 and 2010 (see Appendix I for a more detailed explanation of the changes in consolidation scope in 2010 and the main transactions in 2009) are as follows:

2011

a)	Extension of the strategic partnership agreement with China Unicom

Expanding on the existing strategic partnership, on January 23, 2011, Telefónica, S.A. and China Unicom (Hong Kong) Limited (“China Unicom”) signed an extension to their Strategic Partnership Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. Telefónica acquired through its subsidiary Telefónica Internacional, S.A.U. 282,063,000 ordinary shares of China Unicom from third parties for 358 million euros.

Subsequent to the execution of this transaction, Telefónica, through Telefónica Internacional, S.A.U., has a shareholding of approximately 9.57% of the voting shares of China Unicom.

China Unicom completed the acquisition of Telefónica shares on January 28, 2011, giving it ownership of 1.37% of the Company’s capital.

In recognition of China Unicom’s stake in Telefónica, approval was given at Telefónica’s General Shareholders’ Meeting for the appointment of a board member named by China Unicom, in accordance with prevailing legislation and the Company’s Bylaws.

b)	Corporate structure in Brazil

On March 25, 2011 the Boards of Directors of each of the subsidiaries controlled by Telefónica, Vivo Participações and Telesp, approved the terms and conditions of a merger and restructuring process whereby all shares of Vivo Participações that were not owned by Telesp were exchanged for Telesp shares, at a rate of 1.55 new Telesp shares for each Vivo Participações share. These shares then became the property of Telesp, whereby Vivo Participações then became a wholly owned subsidiary of Telesp. The restructuring process was approved by the shareholders of Vivo Participações at the Extraordinary General Shareholders’ Meeting held on April 27, 2011 and by the shareholders of Telesp at the Extraordinary General Shareholders’ Meeting held on the same date, following authorization by Anatel the Brazilian telecommunications regulator.

Once the shares were exchanged, the Telefónica Group became the owner of 73.9% of Telesp which, in turn, has 100% ownership of the shares of Vivo, S.A. The impact on equity attributable to equity holders of the parent arising from this transaction was an increase of 661 million euros (an increase of 984 million euros in “Retained earnings” offset by the impact of translation differences), against net equity attributable to non-controlling interests.

On June 14, 2011, the respective Boards of Directors of Vivo Participações and Telesp approved a restructuring plan whose objective is to simplify the corporate structure of both companies and foster their integration, eliminating Vivo Participações from the corporate chain through the incorporation of its total equity into Telesp, and concentrating all mobile telephony activities in Vivo, S.A. (now a direct subsidiary of Telesp).

The transaction was also subject to authorization from the Brazilian telecommunications regulator and was approved at the General Shareholders’ Meetings of both companies on October 3, 2011. The company emerging from the merger changed its name of incorporation to Telefónica Brasil, S.A.

As a result of the merger of the Brazilian companies Telesp and Vivo Participações in October 2011, the tax value of certain assets identified in the purchase price allocation changes, among them licenses, as they become tax deductible under Brazilian tax regulation. The change in the tax value of the licenses requires the reversal of the deferred tax liability recognized in the prior purchase price allocation, resulting in an impact to “Corporate income tax” in the accompanying consolidated income statement in the amount of 1,288 million euros (952 million euros in profit attributable to equity holders of the parent company) (Note 17).

c)	Redundancy plan in Spain

On July 7, 2011, Telefónica de España, S.A.U. agreed with workers’ representatives a collective redundancy procedure for the period from 2011 to 2013 for up to a maximum of 6,500 employees, through voluntary, universal and non-discriminatory programs. The “Redundancy Plan” was approved by employment authorities on July 14, 2011. The Group has recognized the cost of the 2011 Redundancy Plan, per Company estimates, under “Personnel expenses” in the accompanying consolidated income statement in an amount of 2,671 million euros (see Note 15).

2010

a)	Acquisition of 50% of Brasilcel, N.V.

On July 28, 2010, Telefónica, S.A. and Portugal Telecom, SGPS, S.A. (“Portugal Telecom”) signed an agreement for the acquisition by Telefónica, S.A. of 50% of the share capital of Brasilcel, N.V. (“Brasilcel”) owned by Portugal Telecom. (Brasilcel owned approximately 60% of Vivo Participaçoes, S.A.). This transaction was completed on September 27, 2010, terminating the joint venture agreements entered into by Telefónica and Portugal Telecom in 2002.

Vivo Participaçoes, S.A. was changed from the proportionate to full consolidation method within the scope of consolidation as of the transaction completion date.

On December 21, 2010, the merger between Telefónica and Brasilcel was registered in the Madrid Mercantile Register, with the Company becoming a direct shareholder of the Brazilian consolidated group Vivo, with 59.6% of its capital stock.

Pursuant to Brazilian legislation, on October 26, 2010, Telefónica, S.A. announced a tender offer for the voting shares of Vivo Participaçoes, S.A. (“Vivo Participaçoes”) held by non-controlling interests representing approximately 3.8% of its capital stock. This offer was approved by the Brazilian market regulator (C.V.M.) on February 11, 2011 and, after its execution, Telefónica acquired an additional 2.7% of the Brazilian company’s capital stock, for a total of 62.3%.

Additionally, in accordance with IFRS 3 (see Note 3.c), the Telefónica Group remeasured the previously held 50% investment in Brasilcel, generating a capital gain of 3,797 million euros, recognized under “Other income” in the accompanying consolidated income statement for 2010 (Note 19).

The main impacts of this transaction are explained in Note 5.

b)	Acquisition of HanseNet Telekommunikation GmbH

On December 3, 2009, Telefónica’s subsidiary in Germany, Telefónica Deutschland GmbH (“Telefónica Deutschland”), signed an agreement to acquire all of the shares of German company HanseNet Telekommunikation GmbH (“HanseNet”). The transaction was completed on February 16, 2010, the date on which the Telefónica Group completed the acquisition of 100% of the shares of HanseNet. The amount initially paid out was approximately 913 million euros, which included 638 million euros of refinanced debt, and an acquisition cost in the amount of 275 million euros, which was ultimately reduced by 40 million euros upon completion of the transaction (Note 5).

This company has been included in the Telefónica Group’s consolidation scope under the full consolidation method.

c)	Devaluation of the Venezuelan Bolívar

Regarding the devaluation of the Venezuelan Bolívar on January 8, 2010, the two main factors to consider with respect to the Telefónica Group’s 2010 financial statements were:

•

The decrease in the Telefónica Group’s net assets in Venezuela as a result of the new exchange rate, with a balancing entry in translation differences under equity of the Group, generating an effect of approximately 1,810 million euros at the date of devaluation.

•	The translation of results and cash flows from Venezuela at the new devalued closing exchange rate.

Key performance indicators

The Group uses a series of indicators in its decision-making which it considers provide a better indication of its performance. These indicators, different from accounting measures, are as follows:

Operating income before depreciation and amortization (OIBDA)

Operating income before depreciation and amortization (OIBDA) is calculated by excluding depreciation and amortization from operating income to eliminate the impact of investments in fixed assets that cannot be directly controlled by management in the short term. OIBDA is considered to be more important for investors as it provides a gauge of segment operating performance and profitability using the same measures utilized by management. This metric also allows for comparisons with other companies in the telecommunications sector without consideration of their asset structure.

OIBDA is used to track the performance of the business and to establish operating and strategic targets. OIBDA is a commonly reported measure and is widely used among analysts, investors and other interested parties in the telecommunications industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. OIBDA should not be considered as an alternative to operating income as a measurement of our operating results or as an alternative to cash flows from operating activities as a measurement of our liquidity.

The following table presents the reconciliation of OIBDA to operating income for the Telefónica Group for the years ended December 31, 2011, 2010 and 2009:

Millions of euros	2011	2010	2009
OIBDA	20,210	25,777	22,603

Depreciation and amortization	(10,146)	(9,303)	(8,956)

OPERATING INCOME	10,064	16,474	13,647

The following table presents the reconciliation of OIBDA to operating income for each business segment for the years ended December 31, 2011, 2010 and 2009:

2011
Millions of euros	Telefónica Spain	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
OIBDA	5,072	10,941	4,233	(36)	20,210
Depreciation and amortization	(2,088)	(4,783)	(3,117)	(158)	(10,146)

OPERATING INCOME	2,984	6,158	1,116	(194)	10,064

2010 (revised1)
Millions of euros	Telefónica Spain	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
OIBDA	8,520	13,713	4,080	(536)	25,777
Depreciation and amortization	(2,009)	(3,954)	(3,201)	(139)	(9,303)

OPERATING INCOME	6,511	9,759	879	(675)	16,474

2009 (revised1)
Millions of euros	Telefónica Spain	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
OIBDA	9,757	9,041	3,999	(194)	22,603
Depreciation and amortization	(2,140)	(3,700)	(2,988)	(128)	(8,956)

OPERATING INCOME	7,617	5,341	1,011	(322)	13,647

[1]

Revised to present, for comparative purposes, results for Telefónica International Wholesale Services (TIWS) and Telefónica North America (TNA), formerly part of Telefónica Latin America, and consolidated within Telefónica Europe since January 1, 2011.

Debt indicators

The following table presents the reconciliation between the Telefónica Group’s gross financial debt, net financial debt and net debt at December 31, 2011, 2010 and 2009:

Millions of euros	31/12/11	31/12/10	31/12/09
Gross financial debt	66,311	61,100	56,791
Other payables (e.g. bills payable)	1,583	1,718	515
Other current payables (deferred payment for the acquisition of Brasilcel, N.V.)	—	1,977	—
Cash and cash equivalents	(4,135)	(4,220)	(9,113)
Non-current financial investments	(4,830)	(3,408)	(2,736)
Current financial investments	(2,625)	(1,574)	(1,906)

Net financial debt	56,304	55,593	43,551
Commitments related to financial guarantees	—	—	71
Net commitments related to workforce reduction	1,810	1,710	2,261

Net debt	58,114	57,303	45,883

The Company calculated net financial debt from gross consolidated financial debt as of Decembre 31, 2011 by including other payables/receivables (e.g. bills payable/receivable) in the amount of 1,583 million euros, reduced by 4,135 million euros of cash and cash equivalents and 7,455 million euros of current financial investments and certain investments in financial assets with maturities greater than one year, included in the consolidated statement of financial , under “Non-current financial assets.” After adjustment for these items, net financial debt at December 31, 2011 amounted to 56,304 million euros, an increase of 1.3% from 2010 (55,593 million euros).

(3)	ACCOUNTING POLICIES

The principal accounting policies used in preparing the accompanying consolidated financial statements are as follows:

a)	Translation methodology

The financial statements of the Group’s foreign subsidiaries were translated to euros at the year-end exchange rates, except for:

1.	Capital and reserves, which were translated at historical exchange rates.

2.	Income statements, which were translated at the average exchange rates for the year.

3.	Statements of cash flow, which were translated at the average exchange rate for the year.

Goodwill and statement of financial position items remeasured to fair value when a stake is acquired in a foreign operation are recognized as assets and liabilities of the company acquired and therefore translated at the closing exchange rate.

The exchange rate differences arising from the application of this method are included in “Translation differences” under “Equity attributable to equity holders of the parent” in the accompanying consolidated statements of financial position, net of the portion of said differences attributable to non-controlling interests, which is shown under “Non-controlling interests.” When the Company loses control of a foreign subsidiary, either through total or partial sale or dilution of its interest, the entire cumulative translation difference since January 1, 2004 (the IFRS transition date) applicable to such operation is recognized in income together with any gain or loss from the loss of control. Transactions in the stock of subsidiaries that do not result in loss of control are recognized within equity, with a reallocation of the related cumulative translation difference. All other transactions resulting in the total or partial sale of the Company´s interest in an entity not controlled by the Company will result in a proportionate recognition of the related cumulative translation difference in income.

The financial statements of Group companies whose functional currency is the currency of a hyperinflationary economy are adjusted for inflation in accordance with the procedure described in the following paragraph prior to their translation to euros. Once restated, all items of the financial statements are converted to euros using the closing exchange rate. Amounts shown for prior years for comparative purposes are not modified.

To determine the existence of hyperinflation, the Group assesses the qualitative characteristics of the economic environment of the country, such as the trends in inflation rates over the previous three years. The financial statements of companies whose functional currency is the currency of a hyperinflationary economy are adjusted to reflect the changes in purchasing power of the local currency, such that all items in the statement of financial position not expressed in current terms (non-monetary items) are restated by applying a general price index at the financial statement closing date, and all income and expense, profit and loss are restated monthly by applying appropriate adjustment factors. The difference between initial and adjusted amounts is taken to profit or loss.

In that regard, as indicated in Note 2, Venezuela has been classified as a hyperinflationary economy in 2011 and 2010. The inflation rates used to prepare the restated financial information are those published by the Central Bank of Venezuela. On an annual basis, these rates are 27.59% and 27.18% for 2011 and 2010, respectively.

b)	Foreign currency transactions

Monetary transactions denominated in foreign currencies are translated to euros at the exchange rates prevailing on the transaction date, and are adjusted at year end to the exchange rates then prevailing.

All realized and unrealized exchange gains or losses are taken to the income statement for the year, with the exception of gains or losses arising from specific-purpose financing of investments in foreign investees designated as hedges of foreign currency risk to which these investments are exposed (see Note 3 i), and exchange gains or losses on intra-group loans considered part of the net investment in a foreign operation, which are included under “Other comprehensive income.”

c)	Goodwill

•

For acquisitions occurring from January 1, 2010, the effective date of Revised IFRS 3, Business combinations, goodwill represents the excess of acquisition cost over the fair values of identifiable assets acquired and liabilities assumed at the acquisition date. Cost of acquisition is the sum of the fair value of consideration delivered and the value attributed to existing non-controlling interests. For each business combination, the company determines the value of non-controlling interests at either their fair value or their proportional part of the net identifiable assets acquired. After initial measurement, goodwill is carried at cost, less any accumulated impairment losses. Whenever an equity interest is held in the acquiree prior to the business combination (business combinations achieved in stages), the carrying value of such previously held equity interest is remeasured at its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss.

•

For acquisitions after January 1, 2004, the IFRS transition date, and prior to January 1, 2010, the effective date of Revised IFRS 3, Business combinations, goodwill represents the excess of the acquisition cost over the acquirer’s interest, at the acquisition date, in the fair values of identifiable assets, liabilities and contingent liabilities acquired from a subsidiary or joint venture. After initial measurement, goodwill is carried at cost, less any accumulated impairment losses.

•

In the transition to IFRS, Telefónica availed itself of the exemption allowing it not to restate business combinations taking place before January 1, 2004. As a result, the accompanying consolidated statements of financial position include goodwill net of amortization deducted until December 31, 2003, arising before the IFRS transition date, from the positive consolidation difference between the amounts paid to acquire shares of consolidated subsidiaries, and their carrying amounts plus increases in the fair value of assets and liabilities recognized in equity.

In all cases, goodwill is recognized as an asset denominated in the currency of the company acquired.

Goodwill is tested for impairment annually or more frequently if there are certain events or changes indicating the possibility that the carrying amount may not be fully recoverable.

The potential impairment loss is determined by assessing the recoverable amount of the cash generating unit (or group of cash-generating units) to which the goodwill relates when originated. If this recoverable amount is less than the carrying amount, an irreversible impairment loss is recognized in income (see Note 3 f).

d)	Intangible assets

Intangible assets are stated at acquisition or production cost, less any accumulated amortization or any accumulated impairment losses.

The useful lives of intangible assets are assessed individually to be either finite or indefinite. Intangible assets with finite lives are amortized systematically over the useful economic life and assessed for impairment whenever events or changes indicate that their carrying amount may not be recoverable. Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, or more frequently in the event of indications that their carrying amount may not be recoverable (see Note 3 f).

Management reassesses the indefinite useful life classification of these assets on an annual basis.

Amortization methods and schedules are revised annually at year end and, where appropriate, adjusted prospectively.

Research and development costs

Research costs are expensed as incurred. Costs incurred in developing new products to be marketed or used for the Group’s own network, and whose future economic viability is reasonably certain, are capitalized and amortized on a straight-line basis over the period during which the related project is expected to generate economic benefits, starting upon its completion.

Recoverability is considered to be reasonably assured when the Group can demonstrate the technical feasibility of completing the intangible asset, whether it will be available for use or sale, its intention to complete and its ability to use or sell the asset and how the asset will generate future economic benefits.

As long as intangible assets developed internally are not in use, the associated capitalized development costs are tested for impairment annually or more frequently if there are indications that the carrying amount may not be fully recoverable. Costs incurred in connection with projects that are not economically viable are charged to the consolidated income statement for the year in which this circumstance becomes known.

Service concession arrangements and licenses

These arrangements relate to the acquisition cost of the licenses granted to the Telefónica Group by various public authorities to provide telecommunications services and to the value assigned to licenses held by certain companies at the time they were included in the Telefónica Group.

These concessions are amortized on a straight-line basis over the duration of related licenses from the moment commercial exploitation commences.

Customer base

This primarily represents the allocation of acquisition costs attributable to customers acquired in business combinations, as well as the acquisition value of this type of assets in a third-party acquisition entailing consideration. Amortization is on a straight-line basis over the estimated period of the customer relationship.

Software

Software is stated at cost and amortized on a straight-line basis over its useful life, generally estimated to be between three and five years.

e)	Property, plant and equipment

Property, plant and equipment is stated at cost less any accumulated depreciation and any accumulated impairment in value. Land is not depreciated.

Cost includes external and internal costs comprising warehouse materials used, direct labor used in installation work and the allocable portion of the indirect costs required for the related investment. The latter two items are recorded as revenues under “Other income—Own work capitalized.” Cost includes, where appropriate, the initial estimate of decommissioning, retirement and site reconditioning costs when the Group is under obligation to incur such costs due to the use of the asset.

Interest and other financial expenses incurred and directly attributable to the acquisition or construction of qualifying assets are capitalized. Qualifying assets at the Telefónica Group are those assets that require a period of at least 18 months to bring the assets to their intended use or sale.

The costs of expansion, modernization or improvement leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of assets are capitalized when recognition requirements are met.

Upkeep and maintenance expenses are expensed as incurred.

The Telefónica Group assesses the need to write down, if appropriate, the carrying amount of each item of property, plant and equipment to its recoverable amount, whenever there are indications that the asset’s carrying amount exceeds the higher of its fair value less costs to sell or its value in use. The impairment provision is not maintained if the factors giving rise to the impairment disappear (see Note 3 f).

The Group’s subsidiaries depreciate their property, plant and equipment, net of their residual values, once they are in full working condition using the straight-line method based on the assets’ estimated useful lives, calculated in accordance with technical studies which are revised periodically based on technological advances and the rate of dismantling, as follows:

Years of estimated
useful life
Buildings	25 –40
Plant and machinery	10 – 15
Telephone installations, networks and subscriber equipment	5 – 20
Furniture, tools and other items	2 – 10

Assets’ estimated residual values and methods and depreciation periods are reviewed, and adjusted if appropriate, prospectively at each financial year end.

f)	Impairment of non-current assets

Non-current assets, including property, plant and equipment, goodwill and intangible assets are evaluated at each reporting date for indications of impairment losses. Wherever such indications exist, or in the case of assets which are subject to an annual impairment test, recoverable amount is estimated. An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows deriving from the use of the asset or its cash generating unit, as applicable, are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. When the carrying amount of an asset exceeds its recoverable amount, the asset is considered to be impaired. In this case, the carrying amount is written down to recoverable amount and the resulting loss is taken to the income statement. Future depreciation or amortization charges are adjusted for the asset’s new carrying amount over its remaining useful life. Each asset is assessed individually for impairment, unless the asset does not generate cash inflows that are largely independent of those from other assets (or cash generating units).

The Group bases the calculation of impairment on the business plans of the various cash generating units to which the assets are allocated. These business plans generally cover a period of three to five years. For periods after the term of the strategic plan, an expected constant or decreasing growth rate is applied to the projections based on these plans. The growth rates used in 2011 and 2010 are as follows:

Rates	2011	2010
Businesses in Spain	0.51%-0.59%	0.91%-1.10%
Businesses in Latin America	1.75%-2.58%	1.66%-2.56%
Businesses in Europe	0.96%-1.07%	1.28%-1.46%

The main variables used by management to determine recoverable amounts are ARPU (average revenues per user), customer acquisition and retention costs, share of net adds in accesses, market shares, investments in non-current assets, growth rates and discount rates.

Tax discount rates are adjusted for country and business risks. The following ranges of rates were used in 2011 and 2010:

Rates	2011	2010
Businesses in Spain	7.5%-14.8%	7.8%-8.6%
Businesses in Latin America	7.3%-17.8%	7.2%-17.3%
Businesses in Europe	5.9%-11.2%	6.3%-10.9%

When there are new events or changes in circumstances that indicate that a previously recognized impairment loss no longer exists or has been decreased, a new estimate of the asset’s recoverable amount is made. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. The reversal is limited to the net carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss and the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount. Impairment losses relating to goodwill cannot be reversed in future periods.

g)	Lease payments

The determination of whether an arrangement is, or contains a lease is based on the substance of the agreement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset and the agreement conveys a right to the Telefónica Group to the use of the asset.

Leases where the lessor does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the leased item to the Group. These are classified at the inception of the lease, in accordance with its nature and the associated liability, at the lower of the present value of the minimum lease payments or the fair value of the leased property. Lease payments are apportioned between finance costs and reduction of the principal of lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance costs are reflected in the income statement over the lease term.

In firm sale and leaseback transactions resulting in a finance lease, the asset sold is not derecognized and the case received is considered finance for the lease term. However, when the sale and leaseback transaction results in an operating lease, and it is clear that both the transaction and subsequent lease income are established at fair value, the asset is derecognized and any gain or loss generated on the transaction is recognized.

h)	Investments in associates

The Telefónica Group’s investments in companies over which it exercises significant influence but does not control or jointly control with third parties are accounted for using the equity method. The Group evaluates whether it exercises significant influence not only on the basis of its percentage ownership but also on the existence of qualitative factors such representation on the board of directors of the investee, its participation in decision-making processes, interchange of managerial personnel and access to technical information. The carrying amount of investments in associates includes related goodwill and the consolidated income statement reflects the share of profit or loss from operations of the associate. If the associate recognizes any gains or losses directly in equity, the Group also recognizes the corresponding portion of these gains or losses directly in its own equity.

The Group assesses the existence of indicators of impairment of the investment in each associate at each reporting date in order to recognize any required valuation adjustments. To do so, the recoverable value of the investment as a whole is determined as described in Note 3.f.

i)	Financial assets and liabilities

Financial investments

All normal purchases and sales of financial assets are recognized in the statement of financial position on the trade date, i.e. the date that the Company commits to purchase or sell the asset. The Telefónica Group classifies its financial instruments into four categories for initial recognition purposes: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. When appropriate, the Company re-evaluates the designation at each financial year end.

Financial assets held for trading, i.e., investments made with the aim of realizing short-term returns as a result of price changes, are included in the category financial assets at fair value through profit or loss and presented as current or non-current assets, depending on their maturity. Derivatives are classified as held for trading unless they are designated as effective hedging instruments. The Group also classifies certain financial instruments under this category when doing so eliminates or mitigates measurement or recognition inconsistencies that could arise from the application of other criteria for measuring assets and liabilities or for recognizing gains and losses on different bases. Also in this category are financial assets for which an investment and disposal strategy has been designed based on their fair value.

Financial instruments included in this category are recorded at fair value and are remeasured at subsequent reporting dates at fair value, with any realized or unrealized gains or losses recognized in the income statement.

Financial assets with fixed maturities that the Group has the positive intention and ability – legal and financial – to hold until maturity are classified as held-to-maturity and presented as “Current assets” or “Non-current assets,” depending on the time left until settlement. Financial assets falling into this category are measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the investments are settlement or impaired, as well as through the amortization process.

Financial assets which the Group intends to hold for an unspecified period of time and could be sold at any time to meet specific liquidity requirements or in response to interest-rate movements are classified as available-for-sale. These investments are recorded under “Non-current assets,” unless it is probable and feasible that they will be sold within 12 months. Financial assets in this category are measured at fair value. Gains or losses arising from changes in fair value are recognized in equity at each financial year end until the investment is derecognized or determined to be impaired, at which time the cumulative gain or loss previously reported in equity is recognized in profit or loss. Dividends from available-for-sale investments are recognized in the income statement when the Group has the right to receive the dividend. Fair value is determined in accordance with the following criteria:

1.	Listed securities on active markets:

Fair value is considered to be quoted market price or other valuation references available at the closing date.

2.	Unlisted securities:

Fair value is determined using valuation techniques such as discounted cash flow analysis, option valuation models, or by reference to arm’s length market transactions. Exceptionally, with equity instruments, when fair value cannot be reliably determined, the investments are carried at cost.

Loans and receivables include financial assets with fixed or determinable payments that are not quoted in an active market and do not fall into any of the previous categories. These assets are carried at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the loans and receivables are derecognized or impaired, as well as through the amortization process. Trade receivables are recognized at the original invoice amount. A valuation adjustment is recorded when there is objective evidence of customer collection risk. The amount of the valuation adjustment is calculated as the difference between the carrying amount of the doubtful trade receivables and their recoverable amount. As a general rule, current trade receivables are not discounted.

The Group assesses at each reporting date whether a financial asset is impaired. If there is objective evidence that an impairment loss on a financial asset carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

For equity instruments included in available-for-sale financial assets, the Company assesses individually for each security whether there is any objective evidence that an asset is impaired as a result of one or more events indicating that the carrying amount of the security will not be recovered. If there is objective evidence that an available-for-sale financial instrument is impaired, the cumulative loss recognized in equity, measured as the difference between the acquisition cost (net of any principal payments and amortization made) and the fair value at that date, less any impairment loss on that investment previously recognized in the income statement, is removed from equity and recognized in the consolidated income statement.

Financial assets are only fully or partially derecognized when:

1.	The rights to receive cash flows from the asset have expired.

2.	An obligation to pay the cash flows received from the asset to a third party has been assumed.

3.	The rights to receive cash flows from the asset have been transferred to a third party and all the risks and rewards of the asset have been substantially transferred.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and at banks, demand deposits and other highly liquid investments with an original maturity of three months or less. These items are stated at historical cost, which does not differ significantly from realizable value.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents are shown net of any outstanding bank overdrafts.

Preferred stock

Preferred shares are classified as a liability or equity instrument depending on the issuance terms. A preferred share issue is considered equity only when the issuer is not obliged to give cash or another financial instrument in the form of either principle repayment or dividend payment, whereas it is recorded as a financial liability on the statement of financial position whenever the Telefónica Group does not have the right to avoid cash payments.

Issues and interest-bearing debt

These debts are recognized initially at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, these financial liabilities are measured at amortized cost using the effective interest rate method. Any difference between the cash received (net of transaction costs) and the repayment value is recognized in the income statement over the life of the debt. Interest-bearing debt is considered non-current when its maturity is over 12 months or the Telefónica Group has full discretion to defer settlement for at least another 12 months from the reporting date.

Financial liabilities are derecognized when the obligation under the liability is discharged, cancelled or expires. Where an existing financial liability is replaced by another from the same lender under substantially different terms, such an exchange is treated as a derecognition of the original liability and the recognition of a new liability, and the difference between the respective carrying amounts is recognized in the income statement.

Derivative financial instruments and hedge accounting

Derivative financial instruments are initially recognized at fair value, normally equivalent to cost. Their carrying amounts are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. They are classified as current or non-current depending on whether they fall due within less than or after one year, respectively. Derivatives that meet all the criteria for consideration as long-term hedging instruments are recorded as non-current assets or liabilities, depending on their positive or negative values.

The accounting treatment of any gain or loss resulting from changes in the fair value of a derivative depends on whether the derivative in question meets all the criteria for hedge accounting and, if appropriate, on the nature of the hedge.

The Group designates certain derivatives as:

1.	Fair value hedges, when hedging the exposure to changes in the fair value of a recognized asset or liability or a firm transaction;

2.

Cash flow hedges, when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction; or

3.	Hedges of a net investment in a foreign operation.

A hedge of the foreign currency risk of a firm commitment may be accounted for as a fair value or a cash flow hedge.

Changes in fair value of derivatives that qualify as fair value hedges are recognized in the income statement, together with changes in the fair value of the hedged asset or liability attributable to the risk being hedged.

Changes in the fair value of derivatives that qualify and have been assigned to hedge cash flows, which are highly effective, are recognized in equity. The portion considered ineffective is taken directly to the income statement. Fair value changes from hedges that relate to firm commitments or forecast transactions that result in the recognition of non-financial assets or liabilities are included in the initial measurement of those assets or liabilities. Otherwise, changes in fair value previously recognized in equity are recognized in the income statement in the period in which the hedged transaction affects profit or loss.

An instrument designed to hedge foreign currency exposure from a net investment in a foreign operation is accounted for in a similar manner to cash flow hedges.

The application of the Company’s corporate risk-management policies could result in financial risk-hedging transactions that make economic sense, yet do not comply with the criteria and effectiveness tests required by accounting policies to be treated as hedges. Alternatively, the Group may opt not to apply hedge accounting criteria in certain instances. In these cases, gains or losses resulting from changes in the fair value of derivatives are taken directly to the income statement. Transactions used to reduce the exchange rate risk relating to the income contributed by foreign subsidiaries are not treated as hedging transactions.

From inception, the Group formally documents the hedging relationship between the derivative and the hedged item, as well as the associated risk management objectives and strategies. The documentation includes identification of the hedge instrument, the hedged item or transaction and the nature of the risk being hedged. In addition, it states how it will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Hedge effectiveness is assessed, prospectively and retrospectively, both at the inception of the hedge relationship and on a systematic basis throughout the life of the hedge.

Hedge accounting is discontinued whenever the hedging instrument expires or is sold, terminated or settled, the hedge no longer meets the criteria for hedge accounting or the Company revokes the designation. In these instances, gains or losses accumulated in equity are not taken to the income statement until the forecast transaction or commitment affects profit or loss. However, if the hedged transaction is no longer expected to occur, the cumulative gains or losses recognized directly in equity are taken immediately to the income statement.

The fair value of the derivative portfolio includes estimates based on calculations using observable market data, as well as specific pricing and risk-management tools commonly used by financial entities.

j)	Inventories

Materials stored for use in investment projects and inventories for consumption and replacement are valued at the lower of weighted average cost and net realizable value.

When the cash flows associated with the purchase of inventory are effectively hedged, the corresponding gains and losses accumulated in equity become part of the cost of the inventories acquired.

Obsolete, defective or slow-moving inventories have been written down to estimated net realizable value. The recoverable amount of inventory is calculated based on inventory age and turnover.

k)	Treasury share instruments

Treasury shares are stated at cost and deducted from equity. Any gain or loss obtained on the purchase, sale, issue or cancellation of treasury shares is recognized directly in equity.

Call options on treasury shares to be settled through the physical delivery of a fixed number of shares at a fixed price are considered treasury share instruments. They are valued at the amount of premium paid and are presented as a reduction in equity. If the call options are exercised upon maturity, the amount previously recognized is reclassified as treasury shares together with the price paid. If the options are not exercised upon maturity, the amount is recognized directly in equity.

l)	Provisions

Pensions and other employee obligations

Provisions required to cover the accrued liability for defined-benefit pension plans are determined using “the projected unit credit” actuarial valuation method. The calculation is based on demographic and financial assumptions for each country considering the macroeconomic environment. The discount rates are determined based on market yield curves. Plan assets are measured at fair value. Actuarial gains and losses on post-employment defined-benefit plans are recognized immediately in equity.

For defined-contribution pension plans, the obligations are limited to the payment of the contributions, which are taken to the income statement as accrued.

Provisions for post-employment benefits (e.g. early retirement or other) are calculated individually based on the terms agreed with the employees. In some cases, these may require actuarial valuations based on both demographic and financial assumptions.

Other provisions

Provisions are recognized when the Group has a present obligation (legal or constructive), as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted, and the corresponding increase in the provision due to the passage of time is recognized as a finance cost.

m)	Share-based payments

The Group has compensation systems linked to the market value of its shares, providing employees share options. Certain compensation plans are cash-settled, while equity-settled in others.

For cash-settled share-based transactions, the total cost of the rights granted is recognized as an expense in the income statement over the vesting period with recognition of a corresponding liability (Performance period). The total cost of the options is measured initially at fair value at the grant date using statistical techniques, taking into account the terms and conditions established in each share option plan. At each subsequent reporting date, the Group reviews its estimate of fair value and the number of options it expects to be settled, remeasuring the liability, with any changes in fair value recognized in the income statement.

For equity-settled share option plans, fair value at the grant date is measured by applying statistical techniques or using benchmark securities. The cost is recognized, together with a corresponding increase in equity, over the vesting period. At each subsequent reporting date, the Company reviews its estimate of the number of options it expects to vest, with a corresponding adjustment to equity.

n)	Corporate income tax

This heading in the accompanying consolidated income statement includes all the expenses and credits arising from the corporate income tax levied on the Spanish Group companies and similar taxes applicable to the Group’s foreign operations.

The income tax expense of each year includes both current and deferred taxes, where applicable.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

Deferred taxes are calculated based on a statement of financial position analysis of the temporary differences generated as a result of the difference between the tax bases of assets and liabilities and their respective carrying amounts.

The main temporary differences arise due to discrepancies between the tax bases and carrying amounts of property, plant and equipment, intangible assets, and non-deductible provisions, as well as differences in the fair value and tax bases of net assets acquired from a subsidiary, associate or joint venture.

Furthermore, deferred taxes arise from unused tax credits and tax loss carryforwards.

The Group determines deferred tax assets and liabilities by applying the tax rates that will be effective when the corresponding asset is received or the liability is settled, based on tax rates and tax laws that are enacted (or substantively enacted) at the reporting date.

Deferred income tax assets and liabilities are not discounted to present value and are classified as non-current, irrespective of the date of their reversal.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax liabilities on investments in subsidiaries, branches, associates and joint ventures are not recognized if the parent company is in a position to control the timing of the reversal and if the reversal is unlikely to take place in the foreseeable future.

Deferred income tax relating to items directly recognized in equity is recognized in equity. Deferred tax assets and liabilities arising from the initial recognition of the purchase price allocation of business combinations impact the amount of goodwill. However, subsequent changes in tax assets acquired in a business combination are recognized as an adjustment to profit or loss.

Deferred tax assets and liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

o)	Revenue and expenses

Revenue and expenses are recognized on the income statement based on an accruals basis; i.e. when the goods or services represented by them take place, regardless of when actual payment or collection occurs.

The Telefónica Group principally obtains revenues from providing the following telecommunications services: traffic, connection fees, regular (normally monthly) network usage fees, interconnection, network and equipment leasing, handset sales and other services such as pay TV and value-added services (e.g. text or data messaging) and maintenance. Products and services may be sold separately or in promotional packages (bundled).

Revenues from calls carried on Telefónica’s networks (traffic) entail an initial call establishment fee plus a variable call rate, based on call length, distance and type of service. Both wireline and wireless traffic is recognized as revenue as service is provided. For prepaid calls, the amount of unused traffic generates a deferred revenue recognized in “Trade and other payables” on the statement of financial position. Prepaid cards generally expire within 12 months and any deferred revenue from prepaid traffic is taken directly to the income statement when the card expires as the Group has no obligation to provide service after this date.

Revenue from traffic sales and services at a fixed rate over a specified period of time (flat rate) are recognized on a straight-line basis over the period of time covered by the rate paid by the customer.

Connection fees arising when customers connect to the Group’s network are deferred and taken to the income statement throughout the average estimated customer relationship period, which varies by type of service. All related costs, except those related to network enlargement expenses, administrative expenses and overhead, are recognized in the income statement as incurred.

Installment fees are taken to the income statement on a straight-line basis over the related period. Equipment leases and other services are taken to profit or loss as they are consumed.

Interconnection revenues from wireline-wireless and wireless-wireline calls and other customer services are recognized in the period in which the calls are made.

Revenues from handset and equipment sales are recognized once the sale is considered complete, i.e., generally when delivered to the end customer.

In the wireless telephony business there are loyalty campaigns whereby customers obtain points for the telephone traffic they generate. The amount assigned to points awarded is recognized as deferred income until the points are exchanged and recognized as sales or services according to the product or service chosen by the customer. This exchange can be for discounts on the purchase of handsets, traffic or other types of services depending on the number of points earned and the type of contract involved. The accompanying consolidated statements of financial position include the related deferred revenue, based on an estimate of the value of the points accumulated at year-end, under “Trade and other payables.”

Bundle packages, which include different elements, are sold in the wireline, wireless and internet businesses. They are assessed to determine whether it is necessary to separate the separately identifiable elements and apply the corresponding revenue recognition policy to each element. Total package revenue is allocated among the identified elements based on their respective fair values (i.e. the fair value of each element relative to the total fair value of the package).

As connection or initial activation fees, or upfront non-refundable fees, cannot be separately identifiable as elements in these types of packages, any revenues received from the customer for these items are allocated to the remaining elements. However, amounts contingent upon delivery of undelivered elements are not allocated to delivered elements.

All expenses related to mixed promotional packages are taken to the income statement as incurred.

p)	Use of estimates, assumptions and judgments

The key assumptions concerning the future and other relevant sources of uncertainty in estimates at the reporting date that could have a significant impact on the consolidated financial statements within the next financial year are discussed below.

A significant change in the facts and circumstances on which these estimates and related judgments are based could have a material impact on the Group’s results and financial position.

Property, plant and equipment, intangible assets and goodwill

The accounting treatment of investments in property, plant and equipment and intangible assets entails the use of estimates to determine the useful life for depreciation and amortization purposes and to assess fair value at their acquisition dates for assets acquired in business combinations.

Determining useful life requires making estimates in connection with future technological developments and alternative uses for assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and scope of future technological advances are difficult to predict.

When an item of property, plant and equipment or an intangible asset is considered to be impaired, the impairment loss is recognized in the income statement for the period. The decision to recognize an impairment loss involves estimates of the timing and amount of the impairment, as well as analysis of the reasons for the potential loss. Furthermore, additional factors, such as technological obsolescence, the suspension of certain services and other circumstantial changes are taken into account.

The Telefónica Group evaluates its cash-generating units’ performance regularly to identify potential goodwill impairments. Determining the recoverable amount of the cash-generating units to which goodwill is allocated also entails the use of assumptions and estimates and requires a significant element of judgment.

Deferred income taxes

The Group assesses the recoverability of deferred tax assets based on estimates of future earnings. The ability to recover these taxes depends ultimately on the Group’s ability to generate taxable earnings over the period for which the deferred tax assets remain deductible. This analysis is based on the estimated schedule for reversing deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections and are continuously updated to reflect the latest trends.

The recognition of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual Group company income tax receipts and payments could differ from the estimates made by the Group as a result of changes in tax legislation or unforeseen transactions that could affect tax balances.

Provisions

Provisions are recognized when the Group has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. This obligation may be legal or constructive, deriving from inter alia regulations, contracts, normal practices or public commitments that lead third parties to reasonably expect that the Group will assume certain responsibilities. The amount of the provision is determined based on the best estimate of the outflow of resources required to settle the obligation, bearing in mind all available information at the statement of financial position date, including the opinions of independent experts such as legal counsel or consultants.

Given the uncertainties inherent in the estimates used to determine the amount of provisions, actual outflows of resources may differ from the amounts recognized originally on the basis of the estimates.

Revenue recognition

Connection fees

Connection fees, generated when customers connect to the Group’s network, are deferred and recognized as revenue over the average estimated customer relationship period.

The estimate of the average estimated customer relationship period is based on the recent history of customer churn. Potential changes in estimates could lead to changes in both the amount and timing of the future recognition of revenues.

Bundled offers

Bundled offers that combine different elements are assessed to determine whether it is necessary to separate the different identifiable components and apply the corresponding revenue recognition policy to each element. Total package revenue is allocated among the identified elements based on their respective fair values.

Determining fair values for each identified element requires estimates that are complex due to the nature of the business.

A change in estimates of fair values could affect the apportionment of revenue among the elements and, as a result, the date of recognition of revenues.

q)	Consolidation methods

The consolidation methods applied are as follows:

•	Full consolidation method for companies over which the Company controls either by exercising effective control or by virtue of agreements with the other shareholders.

•

Proportionate consolidation method for companies which are jointly controlled with third parties (joint ventures). Similar items are grouped together such that the corresponding proportion of these companies’ overall assets, liabilities, expenses and revenues and cash flows are integrated on a line by line basis into the consolidated financial statements.

•	Equity method for companies in which there is significant influence, but not control or joint control with third parties.

In certain circumstances, some of the Group’s investees may require a qualified majority to adopt certain resolutions. This, together with other factors, is taken into account when selecting the consolidation method.

All material accounts and transactions between the consolidated companies were eliminated on consolidation. The returns generated on transactions involving capitalizable goods or services by subsidiaries with other Telefónica Group companies were eliminated on consolidation.

The financial statements of the consolidated companies have the same financial year-end as the parent company’s individual financial statements and are prepared using the same accounting policies. In the case of Group companies whose accounting and valuation methods differed from those of the Telefónica Group, adjustments were made on consolidation in order to present the consolidated financial statements on a uniform basis.

The consolidated income statement and consolidated statement of cash flows include the revenues and expenses and cash flows of companies that are no longer in the Group up to the date on which the related holding was sold or the company was liquidated, and those of the new companies included in the Group from the date on which the holding was acquired or the company was incorporated through year end.

Revenue and expenses associated with discontinued operations are presented in a separate line on the consolidated income statement. Discontinued operations are those with identifiable operations and cash flows (for both operating and management purposes) and that represent a line of business or geographic unit which has been disposed of or is available for sale.

The share of non-controlling interests in the equity and results of the fully consolidated subsidiaries is presented under “Non-controlling interests” on the consolidated statement of financial position and income statement, respectively.

r)	Acquisitions and disposals of non-controlling interests

Changes in investments in subsidiaries without loss of control:

Prior to January 1, 2010, the effective date of IAS 27 (Amended) Consolidated and separate financial statements, the Telefónica Group treated increases in equity investments of companies already controlled by the Group via purchases of non-controlling interests by recognizing any difference between the acquisition price and the carrying amount of the non-controlling interest’s participation as goodwill. In transactions involving the sale of investments in subsidiaries in which the Group retained control, the Telefónica Group derecognized the carrying amount of the shareholding sold, including any related goodwill. The difference between this amount and the sale price was recognized as a gain or loss in the consolidated income statement.

Effective January 1, 2010, any increase or decrease in the percentage of ownership interests in subsidiaries that does not result in a loss of control is accounted for as a transaction with owners in their capacity as owners, which means that as of the aforementioned date, these transactions do not give rise to goodwill or generate profit or loss; any difference between the carrying amount of the non-controlling interests and the fair value of the consideration received or paid, as applicable, is recognized in equity.

Commitments to acquire non-controlling interests (put options):

Put options granted to non-controlling interests of subsidiaries are measured at the exercise price and classified as a financial liability, with a deduction from non-controlling interests on the consolidated statement of financial position at each reporting date. Prior to January 1, 2010, the effective date of IAS 27 (Amended) Consolidated and separate financial statements, where the exercise price exceeded the balance of non-controlling interests, the difference was recognized as an increase in the goodwill of the subsidiary. At each reporting date, the difference was adjusted based on the exercise price of the options and the carrying amount of non-controlling interests. As of January 1, 2010, the effect of this adjustment is recognized in equity in line with the treatment of transactions with owners described in the previous paragraphs.

s)	New IFRS and interpretations of the IFRS Interpretations Committee (IFRIC)

The accounting policies applied in the preparation of the financial statements for the year ended December 31, 2011 are consistent with those used in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2010, except for the application of new standards, amendments to standards and interpretations published by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee (IFRIC), and adopted by the European Union, effective as of January 1, 2011, noted below:

•	Revised IAS 24, Related party disclosures

This revised standard includes the following changes: (i) it includes a partial exemption for entities with government shareholdings, which requires disclosures of information on balances and transactions with these entities only if they are significant, taken individually or collectively; and (ii) includes a new revised definition of a “related party.” The adoption of this standard has had no impact on the disclosures included in the Group’s consolidated financial statements.

•	Amendments to IAS 32, Classification of rights issues

The purpose of this change is to clarify that rights issues that allow a set number of own equity instruments to be acquired for a fixed exercise price are classified as equity, regardless of the currency in which the exercise price is denominated, provided that the issue is aimed at all holders of the same class of shares in proportion to the number of shares they already own. The adoption of these changes has had no impact on the financial position or results of the Group.

•	Improvements to IFRSs (May 2010)

These improvements establish a series of amendments to current IFRS with the aim of removing inconsistencies and clarifying wording. These amendments have had no impact on the results or financial position of the Group.

•	IFRIC 19, Extinguishing financial liabilities with equity instruments

This interpretation establishes that: (i) when the terms of a financial liability are renegotiated with the creditor and the creditor accepts the company’s equity instruments to extinguish all or part of the liability, the instruments issued are considered to be part of the consideration paid to extinguish the financial liability; (ii) these instruments must be measured at their fair value, unless this cannot be reliably estimated, in which case the valuation of the new instruments must reflect the fair value of the financial liability settled; and (iii) the difference between the carrying amount of the extinguished financial liability and the initial value of the equity instrument issued is recognized in the income statement for the period. The adoption of these criteria introduced by this new interpretation has had no impact on the financial position or results of the Group.

•	Amendments to IFRIC 14, Prepayments when there is a minimum funding requirement

This change is applied in specific situations in which the company is obligated to make minimum annual contributions to its defined benefit plan and make prepayments in order to meet this obligation. The amendment allows the company to consider the economic benefits that arise from such prepayments as an asset. The adoption of these criteria has had no impact on the financial position or results of the Group.

New standards and IFRIC interpretations issued but not effect as of December 31, 2011

At the date of preparation of the accompanying consolidated financial statements, the following IFRS, amendments and IFRIC interpretations had been published, but their application was not mandatory:

Standards and amendments		Mandatory application: annual periods beginning on or after
IFRS 9	Financial instruments	January 1, 2015

IFRS 10	Consolidated financial statements	January 1, 2013

IFRS 11	Joint arrangements	January 1, 2013

IFRS 12	Disclosures of interests in other entities	January 1, 2013

IFRS 13	Fair value measurement	January 1, 2013

Revised IAS 19	Employee benefits	January 1, 2013

Revised IAS 27	Separate financial statements	January 1, 2013

Revised IAS 28	Investments in associates and joint ventures	January 1, 2013

Amendments to IFRS 7	Disclosures - Transfers of financial assets	July 1, 2011

	Disclosures – Offsetting of financial assets and liabilities	January 1, 2013

	Disclosures - Transition to IFRS 9	January 1, 2015

Amendments to IAS 1	Presentation of items of other comprehensive income	July 1, 2012

Amendments to IAS 12	Deferred tax: Recovery of underlying assets	January 1, 2012

Amendments to IAS 32	Offsetting of financial assets and liabilities	January 1, 2014

Interpretations		Mandatory application: annual periods beginning on or after

IFRIC 20	Stripping costs in the production phase of a surface mine	January 1, 2013

The Group is currently assessing the impact of the application of these standards, amendments and interpretations.

Based on the analyses made to date, the Group estimates that their adoption will not have a significant impact on the consolidated financial statements in the initial period of application. However, the changes introduced by IFRS 9 will affect financial instruments and transactions with financial assets carried out on or after January 1, 2015.

(4)	SEGMENT INFORMATION

Combining the wireline and wireless telephony services underscores the need to manage the business by region in order to offer customers the best integrated solutions and support wireless-wireline convergence.

To implement this management model, the Group had three large business areas in 2011: Telefónica Spain, Telefónica Europe and Telefónica Latin America, with each overseeing the integrated business. This forms the basis of the segment reporting in these consolidated financial statements.

Telefónica Spain oversees the wireline and wireless telephony, broadband, internet, data, broadband TV, value added services operations and their development in Spain.

Telefónica Latin America oversees the same operations in Latin America.

Telefónica Europe oversees the wireline, wireless, broadband, value added services and data operations in the UK, Germany, Ireland, the Czech Republic and the Slovak Republic.

The Telefónica Group is also involved in the media and contact center businesses through investments in Telefónica de Contenidos and Atento, included under “Other and eliminations” together with the consolidation adjustments and the remaining Group companies.

The segment reporting takes into account the impact of the purchase price allocation (PPA) to assets acquired and the liabilities assumed from the companies included in each segment. The assets and liabilities presented in each segment are those managed by the heads of each segment, irrespective of their legal structure.

The Group manages its borrowing activities and tax implications centrally. Therefore, it does not disclose the related assets, liabilities, revenue and expenses breakdown by reportable segments.

In order to present the information by region, revenue and expenses arising from intra-group invoicing for the use of the trademark and management services have been eliminated from the operating results of each Group region, while centrally-managed projects have been incorporated at a regional level. These adjustments have no impact on the Group’s consolidated results.

Inter-segment transactions are carried out at market prices.

Key information for these segments is as follows:

2011
Millions of euros	Telefónica Spain	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
Revenues	17,284	29,237	15,524	792	62,837
External revenues	16,941	29,138	15,212	1,546	62,837
Inter-segment revenues	343	99	312	(754)	—
Other operating income and expenses	(12,212)	(18,296)	(11,291)	(828)	(42,627)
OIBDA	5,072	10,941	4,233	(36)	20,210
Depreciation and amortization	(2,088)	(4,783)	(3,117)	(158)	(10,146)
OPERATING INCOME	2,984	6,158	1,116	(194)	10,064
CAPITAL EXPENDITURE	2,914	5,299	1,705	306	10,224
INVESTMENTS IN ASSOCIATES	1	3	—	5,061	5,065
FIXED ASSETS	15,070	43,890	28,133	1,541	88,634
TOTAL ALLOCATED ASSETS	21,428	62,923	35,247	10,025	129,626
TOTAL ALLOCATED LIABILITIES	12,768	27,289	9,754	52,429	102,243

2010 (revised1)
Millions of euros	Telefónica Spain	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
Revenues	18,711	25,756	15,724	546	60,737
External revenues	18,301	25,618	15,407	1,411	60,737
Inter-segment revenues	410	138	317	(865)	—
Other operating income and expenses	(10,191)	(12,043)	(11,644)	(1,082)	(34,960)
OIBDA	8,520	13,713	4,080	(536)	25,777
Depreciation and amortization	(2,009)	(3,954)	(3,201)	(139)	(9,303)
OPERATING INCOME	6,511	9,759	879	(675)	16,474
CAPITAL EXPENDITURE	2,021	5,455	3,152	216	10,844
INVESTMENTS IN ASSOCIATES	1	71	—	5,140	5,212
FIXED ASSETS	14,179	45,459	29,329	1,438	90,405
TOTAL ALLOCATED ASSETS	23,291	64,963	36,199	5,322	129,775
TOTAL ALLOCATED LIABILITIES	11,021	29,093	10,333	47,644	98,091

[1]

Revised to present, for comparative purposes, results for Telefónica International Wholesale Services (TIWS) and Telefónica North America (TNA), formerly part of Telefónica Latin America, and consolidated within Telefónica Europe since January 1, 2011.

2009 (revised1)
Millions of euros	Telefónica Spain	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
Revenues	19,703	22,709	13,954	365	56,731
External revenues	19,354	22,600	13,653	1,124	56,731
Inter-segment revenues	349	109	301	(759)	—
Other operating income and expenses	(9,946)	(13,668)	(9,955)	(559)	(34,128)
OIBDA	9,757	9,041	3,999	(194)	22,603
Depreciation and amortization	(2,140)	(3,700)	(2,988)	(128)	(8,956)
OPERATING INCOME	7,617	5,341	1,011	(322)	13,647
CAPITAL EXPENDITURE	1,863	3,377	1,801	216	7,257
INVESTMENTS IN ASSOCIATES	3	152	—	4,781	4,936
FIXED ASSETS	14,082	24,441	27,537	1,351	67,411
TOTAL ALLOCATED ASSETS	26,156	42,336	32,994	6,655	108,141
TOTAL ALLOCATED LIABILITIES	13,363	22,614	6,769	41,121	83,867

[1]

Revised to present, for comparative purposes, results for Telefónica International Wholesale Services (TIWS) and Telefónica North America (TNA), formerly part of Telefónica Latin America, and consolidated within Telefónica Europe since January 1, 2011.

The composition of segment revenues, detailed by the main countries in which the Group operates, is as follows:

	Millions of euros
	2011				2010 (revised1)				2009 (revised1)
Country	Fixed	Mobile	Other and eliminations	Total	Fixed	Mobile	Other and eliminations	Total	Fixed	Mobile	Other and eliminations	Total
Spain	10,631	7,747	(1,094)	17,284	11,397	8,550	(1,236)	18,711	12,167	8,965	(1,429)	19,703

Latin America				29,237				25,756				22,709

Brazil	5,890	8,436	(1,799)	14,326	6,843	4,959	(683)	11,119	5,766	3,036	(426)	8,376
Argentina	1,237	2,039	(102)	3,174	1,187	1,979	(93)	3,073	1,047	1,643	(81)	2,609
Chile	1,037	1,399	(126)	2,310	1,038	1,266	(107)	2,197	893	1,010	(72)	1,831
Peru	1,069	1,088	(127)	2,030	1,097	1,001	(138)	1,960	1,006	840	(130)	1,716
Colombia	682	916	(37)	1,561	700	872	(43)	1,529	615	685	(31)	1,269
Mexico	N/A	1,557	N/A	1,557	N/A	1,832	—	1,832	N/A	1,552	—	1,552
Venezuela	N/A	2,688	N/A	2,688	N/A	2,318	—	2,318	N/A	3,773	—	3,773
Remaining operators and inter-segment eliminations				1,591				1,728				1,583

Europe				15,524				15,724				13,954

UK	164	6,762	—	6,926	134	7,067	—	7,201	70	6,442	—	6,512
Germany	1,426	3,609	—	5,035	1,412	3,414	—	4,826	558	3,188	—	3,746
Czech Republic	913	1,217	—	2,130	960	1,237	—	2,197	1,015	1,248	(3)	2,260
Ireland	12	711	N/A	723	4	844	—	848	1	904	—	905
Remaining operators and inter-segment eliminations				710				652				531
Other and inter-segment eliminations				792				546				365

Total Group				62,837				60,737				56,731

[1]

Revised to present, for comparative purposes, results for Telefónica International Wholesale Services (TIWS) and Telefónica North America (TNA), formerly part of Telefónica Latin America, and consolidated within Telefónica Europe since January 1, 2011.

On September 5, 2011, the Executive Committee of Telefónica, S.A.’s Board of Directors approved a new organizational structure, which will become fully operational starting in 2012. The main differences are:

•	The streamlining and balancing of the business’ geographical mix based on stages of market development, leading to the configuration of two large blocks: Europe and Latin America.

•

The creation of a new business unit, Telefónica Digital, headquartered in London with regional offices in Madrid, Sao Paulo, Silicon Valley and certain strategic hubs in Asia. Its mission will be to bolster Telefónica’s place in the digital world and leverage any growth opportunities arising in this environment, driving innovation, strengthening the product and service portfolio and maximizing the advantages of its large customer base.

•

The creation of a Global Resources operating unit designed to ensure the profitability and sustainability of the business by leveraging and unlocking economies of scale, as well as driving Telefónica’s transformation into a fully global group.

This new organizational structure will revolve around a nine-member Executive Committee, backed by a Transformation Committee composed of the company’s senior managers.

For information purposes, segment information for 2011 in accordance with the new definition of the Telefónica Group regions is as follows:

2011
Millions of euros	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
Revenues	28,941	32,074	1,822	62,837
External revenues	28,831	31,891	2,115	62,837
Inter-segment revenues	110	183	(293)	—
Other operating income and expenses	(18,057)	(22,803)	(1,767)	(42,627)
OIBDA	10,884	9,271	55	20,210
Depreciation and amortization	(4,770)	(5,076)	(300)	(10,146)
OPERATING INCOME	6,114	4,195	(245)	10,064
CAPITAL EXPENDITURE	5,263	4,515	446	10,224
INVESTMENTS IN ASSOCIATES	3	1	5,061	5,065
FIXED ASSETS	43,716	42,584	2,334	88,634
TOTAL ALLOCATED ASSETS	65,475	55,738	8,410	129,623
TOTAL ALLOCATED LIABILITIES	27,124	21,910	53,206	102,240

(5)	BUSINESS COMBINATIONS AND ACQUISITIONS OF NON-CONTROLLING INTERESTS

Business combinations

2011

Acquisition of Acens Technologies, S.L.

On June 7, 2011, the Telefónica Group formalized the acquisition of 100% of Acens Technologies, S.L., a leader in hosting/housing in Spain for small- and medium-sized enterprises.

The consideration paid for the purchase was approximately 55 million euros. After the preliminary allocation of the purchase price to the assets acquired and the liabilities assumed, the goodwill generated on the transaction was 52 million euros.

2010

Acquisition of Brasilcel, N.V.

As described in Note 2.b), on July 28, 2010, Telefónica and Portugal Telecom signed an agreement for the acquisition by Telefónica of 50% of the capital stock of Brasilcel, N.V. (company then jointly owned by Telefónica and Portugal Telecom, which owned shares representing, approximately, 60% of the aforementioned capital stock of Brazilian company Vivo Participações, S.A.). The acquisition price for the aforementioned capital stock of Brasilcel was 7,500 million euros, of which 4,500 million euros was paid at the closing of the transaction on September 27, 2010, 1,000 million euros on December 30, 2010, and the remaining 2,000 million euros on October 31, 2011.

Furthermore, the aforementioned agreement established that Portugal Telecom waived its right to the declared dividend payable by Brasilcel of approximately 49 million euros.

In accordance with IFRS 3, the Group opted to record at fair value the non-controlling interests of Vivo Participaçoes, S.A. corresponding to non-voting shares, determining such fair value based on a discounted cash flows valuation determined in accordance with the company’s business plans.

In 2010, Telefónica proceeded to recognize and value the identifiable assets acquired and liabilities assumed at the date of acquisition.

These values were determined using various measurement methods for each type of asset and/or liability based on the best available information. The advice of experts was also considered in addition to the various other considerations made in determining these fair values.

The methods and assumptions used to measure these fair values were as follows:

Licenses

The fair value of the licenses was determined through the use of the Multi-period Excess Earnings Method (MEEM), which is based on a discounted cash flows analysis of the estimated future economic benefits attributable to the licenses, net of the elimination of charges related to contributing assets involved in the generation of such cash flows and excluding cash flows attributable to the customer base.

This method assumes that intangible assets rarely generate income on their own. Thus, the cash flows attributable to the licenses are those remaining after the return on investment of all the contributing assets required to generate the projected cash flows.

Customer base

The customer base was measured using the MEEM, which is based on a discounted cash flow analysis of the estimated future economic benefits attributable to the customer base, net of the elimination of charges involved in its generation. An analysis of the average length of customer relationships, using the retirement rate method, was performed in order to estimate the remaining useful life of the customer base.

The objective of the analysis of useful lives is to estimate a survival curve that predicts future customer churn of our current customer base. The so-called “Iowa curves” were considered to approximate the survival curve of customers.

Trademark

The fair value of the trademark was calculated using the “relief-from-royalty” method. This method establishes that an asset’s value is calculated by capitalizing the royalties saved by holding the intellectual property. In other words the trademark owner generates a gain in holding the intangible asset rather than paying royalties for its use. The royalties saving was calculated by applying a market royalty rate (expressed as a percentage of revenues) to future revenues expected to be generated from the sale of products and services associated with the intangible asset. A market royalty rate is the rate, normally expressed as a percentage of net revenues, that a knowledgeable, interested holder would charge a knowledgeable, interested user for the use of an asset in an arm’s length transaction.

The carrying amounts, fair values, goodwill and purchase consideration cost of the identifiable assets acquired and liabilities assumed in this transaction at the acquisition date after the purchase price allocation were the following:

Millions of euros	Brasilcel, N.V.
	Carrying amount	Fair value
Intangible assets	3,466	8,401
Goodwill	932	N/A
Property, plant and equipment	2,586	2,586
Other non-current assets	1,921	1,953
Other current assets	3,101	3,101

Financial liabilities	(1,913)	(1,913)
Deferred tax liabilities	(828)	(2,506)
Other liabilities and current liabilities	(3,046)	(3,203)
Value of net assets	6,219	8,419

Purchase consideration cost		18,408

Goodwill (Note 7)	—	9,989

The impact of this acquisition on cash and cash equivalents is as follows:

Millions of euros
Cash and cash equivalents of the company acquired	401

Cash paid in the acquisition net of the declared dividend	5,448

Total net cash outflow	5,047

Of the amount of consideration agreed in the acquisition of Brasilcel (Vivo), 5,500 million euros was paid in 2010 and the remainder in 2011.

Had the acquisition occurred on January 1, 2010, the Telefónica Group’s revenues and OIBDA for the year would have been approximately 2,400 million and 890 million euros higher, respectively.

Similarly, the contributions of the 50% stake in Brasilcel to revenues and OIBDA since the date of its acquisition to December 31, 2010 were 875 million and 360 million euros, respectively.

Acquisition of HanseNet Telekommunikation GmbH (HanseNet)

On December 3, 2009, Telefónica’s subsidiary in Germany, Telefónica Deutschland GmbH (“Telefónica Deutschland”), signed an agreement to acquire all of the shares of German company HanseNet Telekommunikation GmbH (“HanseNet”). The Telefónica Group completed the acquisition of 100% of the shares of HanseNet on February 16, 2010. The initial amount paid was approximately 913 million euros, which included 638 million euros of refinanced debt, leaving an acquisition cost of 275 million euros, which was finally reduced by 40 million euros at completion of the transaction.

Upon the acquisition of this shareholding, the purchase price was allocated to the identifiable assets acquired and the liabilities assumed using generally accepted valuation methods for each type of asset and/or liability, based on the best available information.

The complete carrying amounts, fair values, goodwill and purchase consideration cost of the identifiable assets acquired and the liabilities assumed in this transaction at the date control was obtained are as follows:

Millions of euros	HanseNet
	Carrying amount	Fair value
Intangible assets	277	309
Goodwill	461	N/A
Property, plant and equipment	514	531
Other assets	191	235

Financial liabilities	(657)	(665)
Deferred tax liabilities	—	(101)
Other liabilities and current liabilities	(303)	(356)

Value of net assets	483	(47)
Purchase consideration cost	—	235

Goodwill (Note 7)	—	282

In addition, the impact of this acquisition on cash and cash equivalents was as follows:

Millions of euros
Cash and cash equivalents of the company acquired	28

Cash paid in the acquisition	235

Total net cash outflow	207

The contributions to the Telefónica Group’s revenues and OIBDA from the consolidation of HanseNet in 2010 amounted to 786 million and 77 million euros, respectively.

2009

No significant business combinations were carried out in 2009 that had been completed as of December 31, 2009.

Acquisitions of non-controlling interests

2011

Acquisition of non-controlling interests of Vivo Participações

As described in Note 2, on October 26, 2010, Telefónica, S.A. announced a tender offer for the acquisition of all outstanding voting shares of Vivo Participações, S.A. (Vivo Participações) not already owned or controlled by Telefónica, representing approximately 3.8% of its capital stock. This offer was approved by the Brazilian market regulator (C.V.M.) on February 11, 2011 and, after its execution, Telefónica acquired an additional 2.7% of Vivo Participações’ capital stock for 539 million euros, for a total of 62.3%.

In addition, on March 25, 2011 the Boards of Directors of each of the subsidiaries controlled by Telefónica, Vivo Participações and Telesp approved the terms and conditions of a restructuring process whereby all shares of Vivo Participações that were not owned by Telesp were exchanged for Telesp shares, at a rate of 1.55 new Telesp shares for each Vivo share. These shares then became the property of Telesp, whereby Vivo Participações then became a wholly owned subsidiary of Telesp. Once the shares were exchanged, the Telefónica Group became the owner of 73.9% of Telesp which, in turn, has 100% ownership of the shares of Vivo Participações. The impact of this transaction on equity attributable to non-controlling interests was a decrease of 661 million euros.

2010

There were no significant acquisitions of non-controlling interests in 2010. The detail of the main transactions carried out in 2010 is provided in Appendix I.

(6)	INTANGIBLE ASSETS

The composition of and movements in net intangible assets in 2011 and 2010 are as follows:

	Millions of euros
	Balance at 12/31/10	Additions	Amortization	Disposals	Transfers and other	Translation differences and hyperinflation adjustments	Inclusion of Companies	Exclusion of Companies	Balance at 12/31/11
Development costs	206	106	(68)	—	(34)	(1)	—	—	209
Service concession arrangements and licenses	14,566	503	(1,041)	(8)	1,387	(643)	—	—	14,764
Software	3,526	1,249	(1,588)	(2)	610	(63)	—	—	3,732
Customer base	3,143	—	(595)	—	1	(73)	26	—	2,502
Other intangible assets	2,172	26	(184)	(4)	(41)	(53)	—	—	1,916
Prepayments on intangible assets	1,413	953	—	—	(1,422)	(3)	—	—	941

Net intangible assets	25,026	2,837	(3,476)	(14)	501	(836)	26	—	24,064

	Millions of euros
	Balance at 12/31/09	Additions	Amortization	Disposals	Transfers and other	Translation differences and hyperinflation adjustment	Inclusion of Companies	Exclusion of Companies	Balance at 12/31/10
Development costs	162	104	(55)	—	(18)	2	11	—	206
Service concession arrangements and licenses	8,842	1,237	(836)	—	61	623	4,639	—	14,566
Software	2,948	945	(1,381)	—	558	134	322	—	3,526
Customer base	2,681	—	(563)	—	(141)	134	1,032	—	3,143
Other intangible assets	1,139	41	(309)	(18)	166	50	1,103	—	2,172
Prepayments on intangible assets	74	1,638	—	—	(324)	5	20	—	1,413

Net intangible assets	15,846	3,965	(3,144)	(18)	302	948	7,127	—	25,026

The gross cost, accumulated amortization and impairment losses of intangible assets at December 31, 2011 and 2010 are as follows:

	Balance at December 31, 2011
Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Net intangible assets
Development costs	787	(578)	—	209
Service concession arrangements and licenses	21,228	(6,464)	—	14,764
Software	15,081	(11,326)	(23)	3,732
Customer base	6,181	(3,679)	—	2,502
Other intangible assets	3,358	(1,437)	(5)	1,916
Prepayments on intangible assets	941	—	—	941

Net intangible assets	47,576	(23,484)	(28)	24,064

	Balance at December 31, 2010
Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Net intangible assets
Development costs	1,229	(1,023)	—	206
Service concession arrangements and licenses	20,438	(5,872)	—	14,566
Software	13,724	(10,172)	(26)	3,526
Customer base	6,481	(3,338)	—	3,143
Other intangible assets	3,445	(1,269)	(4)	2,172
Prepayments on intangible assets	1,413	—	—	1,413

Net intangible assets	46,730	(21,674)	(30)	25,026

“Additions” in 2011 include the acquisition of spectrum licenses in Spain for 842 million euros (of which 793 million euros are recognized as prepayments on intangible assets as the licenses had not yet started), the acquisition of spectrum in band H (1.9 GHz/2.1GHz) in Brazil for 349 million euros, the acquisition of spectrum licenses in Costa Rica for 68 million euros and the acquisition of software.

“Additions” in 2010 include the acquisition of the spectrum license in Mexico for 1,237 million euros, for the 1850-1910/1930-1990 MHz and 1710-1770/2110-2170 MHz frequencies. Telefónica México acquired eight additional blocks of radioelectric spectrum, equivalent to 140 MHz in the 1900 MHz auction and 60 MHz in the 1700 MHz auction. The cost of these licenses will be paid in 20 years (Note 14). Furthermore, an advanced payment of 1,379 million euros was made for the license to use the spectrum in Germany, which was recognized as “Additions” of prepayments on intangible assets and reclassified as concessions and licenses in 2011. Finally, we also made investments in software.

Changes in the consolidation scope from inclusion of companies in 2010 primarily consisted of the consolidation of all assets of HanseNet, as well as the 50% interest in Vivo Participaçoes, S.A. (Note 5).

Details of the principal concessions and licenses with which the Group operates are provided in Appendix VI.

At December 31, 2011 and 2010, the Group carried intangible assets with indefinite useful lives of 105 and 108 million euros, respectively, related primarily to permanent licenses to operate wireless telecommunications services in Argentina.

Intangible assets are also subject to impairment tests whenever there are indicators of a potential loss in value and, in any event, at the end of each year for intangible assets with indefinite useful lives. There was no significant impairment recognized in the consolidated financial statements for 2011 and 2010 as a result of these impairment tests.

“Other intangible assets” includes the amounts allocated to trademarks acquired in business combinations, of 2,292 million euros and 2,339 million euros at December 31, 2011 and 2010 (1,449 million euros and 1,586 million euros net of the related accumulated amortization), respectively.

“Translation differences and hyperinflation adjustments” reflects the impact of exchange rate movements on opening balances, as well as the impact of the monetary adjustments due to hyperinflation in Venezuela. The effect of exchange rates on movements in the year is included in the column corresponding to such movement.

(7)	GOODWILL

The movement in this heading assigned to each Group segment was the following:

	Millions of euros
2011	Balance at 12/31/10	Acquisitions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Balance at 12/31/11
Telefónica Spain	3,280	52	—	—	—	3,332
Telefónica Latin America	15,672	—	—	(2)	(626)	15,044
Telefónica Europe	10,421	—	(3)	2	110	10,530
Other	209	—	—	—	(8)	201

Total	29,582	52	(3)	—	(524)	29,107

	Millions of euros
2010	Balance at 12/31/09	Acquisitions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Balance at 12/31/10
Telefónica Spain	3,238	42	—	—	—	3,280
Telefónica Latin America	6,320	9,201	—	(350)	501	15,672
Telefónica Europe	9,810	397	(37)	—	251	10,421
Other	198	—	—	—	11	209

Total	19,566	9,640	(37)	(350)	763	29,582

Goodwill generated in the acquisition of foreign companies is treated as an asset denominated in the currency of the company acquired, and is therefore subject to exchange rate differences, which are included under “Translation differences.”

The impairment tests carried out did not identify the need to recognize any material write-downs to goodwill at the 2011 and 2010 year ends as the recoverable amount, in all cases based on value in use, was higher than carrying amount.

In addition, sensitivity analyses were performed on changes reasonably expected to occur in the primary valuation variables, and the recoverable amount remained above the net carrying amount.

2011

“Additions” in 2011 relate to the goodwill arising on the acquisition of Acens Technologies, S.L. (see Note 5).

2010

“Additions” in 2010 include the goodwill generated on the acquisition of Vivo Participaçoes in the amount of 9,989 million euros which, net of the goodwill from the previously held investment, results in an addition to this line item of 9,200 million euros.

Similarly, the acquisitions of HanseNet and Jajah led to increases in goodwill of 282 million and 115 million euros, respectively, while the acquisition of Tuenti Technologies, S.L. led to an addition in goodwill of 42 million euros.

Disposals in 2010 comprise the divestment of Manx Telecom Limited.

Fluctuations in exchange rates in the various countries in which the Group operates, combined with the hyperinflationary adjustment in Venezuela, led to a decrease in goodwill of 524 million euros (increase of 763 million euros in 2010).

(8)	PROPERTY, PLANT AND EQUIPMENT

The composition of and movement in the items comprising net “Property, plant and equipment” in 2011 and 2010 were the following:

	Millions of euros
	Balance at 12/31/10	Additions	Depreciation	Disposals	Transfers and other	Translation differences and hyperinflation adjustments	Inclusion of Companies	Exclusion of Companies	Balance at 12/31/11
Land and buildings	6,152	252	(569)	(125)	381	(98)	—	—	5,993
Plant and machinery	24,206	2,015	(5,398)	(53)	3,274	(335)	3	(4)	23,708
Furniture, tools and other items	1,947	348	(703)	(3)	234	(22)	12	(3)	1,810

Total PP&E in service	32,305	2,615	(6,670)	(181)	3,889	(455)	15	(7)	31,511

PP&E in progress	3,259	4,574	—	(4)	(4,122)	7	—	—	3,714
Advance payments on PP&E	8	9	—	—	(5)	—	—	—	12
Installation materials	225	189	—	(2)	(176)	(10)	—	—	226

Net PP&E	35,797	7,387	(6,670)	(187)	(414)	(458)	15	(7)	35,463

	Millions of euros
	Balance at 12/31/09	Additions	Depreciation	Disposals	Transfers and other	Translation differences and hyperinflation adjustments	Inclusion of Companies	Exclusion of Companies	Balance at 12/31/10
Land and buildings	6,092	61	(538)	(40)	180	332	87	(22)	6,152
Plant and machinery	21,391	1,447	(4,869)	(57)	3,750	1,198	1,390	(44)	24,206
Furniture, tools and other items	1,660	448	(752)	—	339	77	178	(3)	1,947

Total PP&E in service	29,143	1,956	(6,159)	(97)	4,269	1,607	1,655	(69)	32,305

PP&E in progress	2,619	4,781	—	(3)	(4,370)	139	100	(7)	3,259
Advance payments on PP&E	10	3	—	—	(5)	—	—	—	8
Installation materials	227	139	—	(16)	(143)	18	—	—	225

Net PP&E	31,999	6,879	(6,159)	(116)	(249)	1,764	1,755	(76)	35,797

The gross cost, accumulated depreciation and impairment losses of property, plant and equipment at December 31, 2011 and 2010 are as follows:

	Balance at December 31, 2011
	Gross cost	Accumulated depreciation	Impairment losses	Net PP&E
Land and buildings	12,522	(6,526)	(3)	5,993
Plant and machinery	100,692	(76,961)	(23)	23,708
Furniture, tools and other items	7,463	(5,571)	(82)	1,810
Total PP&E in service	120,677	(89,058)	(108)	31,511
PP&E in progress	3,714	—	—	3,714
Advance payments on PP&E	12	—	—	12
Installation materials	248	—	(22)	226

Net PP&E	124,651	(89,058)	(130)	35,463

	Balance at December 31, 2010
	Gross cost	Accumulated depreciation	Impairment losses	Net PP&E
Land and buildings	12,372	(6,216)	(4)	6,152
Plant and machinery	100,496	(76,266)	(24)	24,206
Furniture, tools and other items	7,406	(5,367)	(92)	1,947
Total PP&E in service	120,274	(87,849)	(120)	32,305
PP&E in progress	3,259	—	—	3,259
Advance payments on PP&E	8	—	—	8
Installation materials	256	—	(31)	225

Net PP&E	123,797	(87,849)	(151)	35,797

“Additions” for 2011 and 2010, totaling 7,387 million euros and 6,879 million euros, respectively, reflect the Group’s investment efforts made during the year.

“Additions” in Telefónica Spain amount to 1,411 million euros in 2011, compared to 1,500 million euros in 2010. Significant investments in the wireline business include those in broadband to continue with the localized roll-out of fiber optics, TV and data services for large corporate customers, as well as the maintenance of the traditional business. Investment in the wireless business mainly went to improving third generation (3G) network capacity.

Telefónica Latin America’s investments in 2011 and 2010 amounted to 4,401 million euros and 3,948 million euros, respectively. Investment in 2011 focused mainly on the wireless business, mostly in the expansion of coverage and on 3G and GSM network capacity, and on the wireline business, network and plant upgrades and investment in broadband accounted for the bulk of the investment. Customer related investments were also made in both the wireline and wireless businesses.

Investment in Telefónica Europe in 2011 and 2010 amounted to 1,351 million euros and 1,254 million euros, respectively. Investments in 2011 continued to be focused on improving capacity and coverage of the mobile networks in the United Kingdom and Germany as well as the broadband business, primarily in the Czech Republic and Germany.

Changes in the consolidation scope for the inclusion of companies in 2010 primarily consisted of the consolidation of the Group’s interest in HanseNet, as well as the additional 50% of Vivo Participaçoes, S.A. (Note 5).

“Translation differences and hyperinflation adjustments” reflects the impact of exchange rate movements on opening balances, as well as the impact of the monetary adjustments due to hyperinflation in Venezuela. The effect of exchange rates on movements in the year is included in the column corresponding to such movement.

Telefónica Group companies have purchased insurance policies to reasonably cover the possible risks to which their property, plant and equipment used in operations are subject, with suitable limits and coverage. In addition, as part of its commercial activities and network roll-out, the Group maintains several property acquisition commitments. The timing of scheduled payments in this regard is disclosed in Note 19.

Property, plant and equipment deriving from finance leases amounted to 648 million euros at December 31, 2011 (787 million euros at December 31, 2010). The most significant finance leases are disclosed in Note 22.

The net amounts of “Property, plant and equipment” temporarily out of service at December 31, 2011 and 2010 were not significant.

(9)	ASSOCIATES AND JOINT VENTURES

Associates

The breakdown of amounts recognized in the consolidated statements of financial position and income statements related to associates is as follows:

Description	Millions of euros
	12/31/11	12/31/10
Investments in associates	5,065	5,212
Long-term loans to associates (Note 13)	3	604
Short-term loans to associates	682	43
Receivables from associates for current operations (Note 11)	69	84
Loans granted by associates (Note 14)	347	147
Payables to associates for current operations (Note 14)	93	46
Revenue from operations with associates	578	518
Work performed by associates and other operating expenses	617	906
Share of (loss) profit of associates	(635)	76

Transactions performed through Brasilcel group companies are shown at 50% until September 27, 2010.

The breakdown of the main associates and key financial highlights for the last 12-month periods available at the time of preparation of these consolidated financial statements are as follows:

December 31, 2011	Millions of euros
COMPANY	% holding	Total assets	Total liabilities	Operating income	Profit (loss) for the year	Carrying amount	Market value
Telco, S.p.A. (Italy) (*)	46.18%	5,410	3,300	—	(1,126)	1,453	N/A
DTS Distribuidora de Televisión Digital, S.A. (Spain)	22.00%	1,423	458	908	50	473	N/A
China Unicom (Hong Kong) Limited	9.57%	53,332	27,961	22,466	539	3,031	3,665
Other						108

TOTAL						5,065

December 31, 2010	Millions of euros
COMPANY	% holding	Total assets	Total liabilities	Operating income	Profit (loss) for the year	Carrying amount	Market value
Telco, S.p.A. (Italy) (*)	46.18%	6,554	3,356	—	63	2,055	N/A
DTS Distribuidora de Televisión Digital, S.A. (Spain)	22.00%	1,497	497	1,085	169	488	N/A
China Unicom (Hong Kong) Limited	8.37%	47,494	24,238	18,604	388	2,499	2,112
Other						170

TOTAL						5,212

(*)

Through this company, Telefónica effectively has an indirect stake in Telcom Italia, S.p.A.’s voting shares at December 31, 2011 of approximately 10.46%, representing 7.19% of the dividend rights (10.47% and 7.20%, respectively, at December 31, 2010).

The detail of the movement in investments in associates in 2011 and 2010 was the following:

Investments in associates	Millions of euros
Balance at 12/31/09	4,936

Acquisitions	489
Disposals	(473)
Translation differences	321
Income	76
Dividends	(97)
Transfers and other	(40)

Balance at 12/31/10	5,212

Acquisitions	358
Disposals	(3)
Translation differences	218
Income (loss)	(635)
Dividends	(45)
Transfers and other	(40)

Balance at 12/31/11	5,065

“Acquisitions” and “Disposals” at December 31, 2011 and 2010 reflect the amounts from transactions detailed in the changes to the consolidation scope (see Appendix I). The amount for 2011 includes the investment of 358 million euros in China Unicom as part of the agreement to extend the strategic partnership (see Note 2). The amount for 2010 includes the disposal of 472 million euros due to the deconsolidation of Portugal Telecom, as well as the addition of 488 million euros for the 22% stake in DTS Distribuidora de Televisión Digital, S.A.

The year 2011 reflects the impact of the adjustment made by Telco, S.p.A. to the value of its stake in Telecom Italia which, coupled with the impact of operational synergies considered in the investment and its contribution to profit for the year, resulted in a negative impact on “Share of (loss) profit of associates” of 620 million euros.

The most significant dividends received from associates in 2011 were those from China Unicom, for 18 million euros, and DTS Distribuidora de Televisión Digital, S.A., for 18 million euros.

Joint ventures

On December 27, 2002, Telefónica Móviles, S.A. and PT Movéis Serviços de Telecomunicaçoes, S.G.P.S., S.A. (PT Movéis) set up a 50/50 joint venture, Brasilcel, via the contribution of 100% of the groups’ direct and indirect shares in Brazilian cellular operators. This company was integrated in the consolidated financial statements of the Telefónica Group using proportionate consolidation.

As disclosed in Note 2, on September 27, 2010 these joint venture agreements were terminated, thereby having no impact since such date.

The contributions of Brasilcel, N.V. to the Telefónica Group’s 2009 consolidated statement of financial position and 2010 and 2009 consolidated income statements are as follows:

Millions of euros	2010		2009
Current assets	—		1,170
Non-current assets	—		5,617
Current liabilities	—		1,170
Non-current liabilities	—		1,505
Operating revenue	2,583	(*)	2,743
Operating expenses	1,896	(*)	2,046

(*)	For the period from January 1, 2010 to September 27, 2010

(10)	RELATED PARTIES

Significant shareholders

The main transactions between Telefónica Group companies and significant shareholders of the Company are described below. All of these transactions were carried out at market prices.

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and subsidiaries comprising the consolidated group:

•	Financing transactions, with approximately 538 million euros drawn down at December 31, 2011 (682 million euros at December 31, 2010).

•	Time deposits amounting to 349 million euros at December 31, 2011 (260 million euros at December 31, 2010).

•	Derivative transactions, for a total nominal amount of approximately 23,291 million euros at December 31, 2011 (11,197 million euros at December 31, 2010).

•	Dividends and other earnings distributed to BBVA in 2011 for 514 million euros (439 million euros in 2010).

•	Guarantees granted by BBVA for approximately 584 million euros at December 31, 2011 (922 million euros at December 31, 2010).

•	Services, mainly telecommunications and telemarketing, rendered by Telefónica Group companies to the BBVA Group.

Caja de Ahorros y Pensiones de Barcelona (“la Caixa”), and subsidiaries comprising the consolidated group:

•	Financing transactions, with approximately 370 million euros drawn down at December 31, 2011 (305 million euros at December 31, 2010).

•	Time deposits amounting to 298 million euros at December 31, 2011 (118 million euros at December 31, 2010).

•	Derivative transactions, for a total nominal amount of approximately 800 million euros in 2011 and 2010.

•	Dividends and other earnings distributed to la Caixa in 2011 for 366 million euros (298 million euros in 2010).

•	Guarantees granted for 56 million euros at December 31, 2011 (47 million euros in 2010).

•	The telecommunications services rendered by Telefónica Group companies to la Caixa group companies.

Associates and joint ventures

The most significant balances and transactions with associates and joint ventures and their contributions to the consolidated statement of financial position and income statement are detailed in Note 9.

Directors and senior executives

During the financial year to which these accompanying consolidated annual financial statements refer, the Directors and senior executives did not perform any transactions with Telefónica or any Telefónica Group company other than those in the Group’s normal trading activity and business.

Compensation and other benefits paid to members of the Board of Directors and senior executives, as well as the detail of the equity interests and positions or duties held by the directors in companies engaging in an activity that is identical, similar or complementary to that of the Company are detailed in Note 21 of these consolidated financial statements.

(11)	TRADE AND OTHER RECEIVABLES

The breakdown of this consolidated statement of financial position heading at December 31, 2011 and 2010 is as follows:

Millions of euros	Balance at 12/31/11	Balance at 12/31/10
Trade receivables	12,282	13,002
Receivables from associates (Note 9)	69	84
Other receivables	918	1,182
Allowance uncollectibles	(3,135)	(3,098)
Short-term prepayments	1,197	1,256

Total	11,331	12,426

Public-sector net trade receivables in the countries in which the Group operates at December 31, 2011 and 2010 amounted to 779 million euros and 696 million euros, respectively.

The breakdown of trade receivables at December 31, 2011 and 2010 is as follows:

Millions of euros	12/31/11	12/31/10
Trade receivables billed	9,168	9,420
Trade receivables unbilled	3,114	3,582

Total	12,282	13,002

The movement in impairment losses in 2011 and 2010 is as follows:

Millions of euros
Impairment losses at December 31, 2009	2,589

Allowances, net of retirements	847
Amounts applied	(664)
Inclusion of companies	133
Exclusion of companies	(1)
Translation differences	194

Impairment losses at December 31, 2010	3,098

Allowances, net of retirements	784
Amounts applied	(729)
Inclusion of companies	2
Exclusion of companies	(1)
Translation differences	(19)

Impairment losses at December 31, 2011	3,135

The balance of trade receivables billed net of impairment losses at December 31, 2011 amounted to 6,033 million euros (6,322 million euros at December 31, 2010), of which 3,400 million euros were not yet due (3,852 million euros at December 31, 2010).

Of the amounts due, only net amounts of 280 and 260 million euros are over 360 days at December 31, 2011 and 2010, respectively. They are mainly with the public sector.

(12)	EQUITY

a) Share capital and share premium

At December 31, 2011, Telefónica, S.A.’s share capital amounted to 4,563,996,485 euros and consisted of 4,563,996,485 fully paid ordinary shares of a single series, par value of 1 euro, all recorded by the book-entry system and traded on the Spanish electronic trading system (“Continuous Market”), where they form part of the Ibex 35 Index, on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and listed on the New York, London, Buenos Aires and Lima Stock Exchanges.

With respect to authorizations given regarding share capital, on May 18, 2011, authorization was given at the Annual Shareholders’ Meeting of Telefónica, S.A. for the Board of Directors, at its discretion and in accordance with the Company’s needs, to increase the Company’s capital, at one or several times, within a maximum period of five years from that date, under the terms of Section 297.1.b) of the Corporate Enterprises Act up to a maximum increase of 2,281,998,242.50 euros, equivalent to half of Telefónica, S.A.’s share capital at that date, by issuing and placing new shares, be they ordinary, preferred, redeemable, non-voting or of any other type permitted by the Law, -with or without a premium- and, in all cases, in exchange for cash, and expressly considering the possibility that the new shares may not be fully subscribed. The Board of Directors was also empowered to exclude, partially or fully, pre-emptive subscription rights under the terms of Section 506 of the Spanish Enterprises Act.

In addition, at the June 2, 2010 Shareholders’ Meeting, authorization was given for the Board of Directors to issue fixed-income securities and preferred shares at one or several times within a maximum period of five years from that date. These securities may be in the form of debentures, bonds, promissory notes or any other kind of fixed-income security, plain or, in the case of debentures and bonds, convertible into shares of Telefónica, S.A. and/or exchangeable for shares of any of the Group companies or of any other company. They may also be preferred shares. The total maximum amount of the securities issued agreed under this authorization is 25,000 million euros or the equivalent in another currency. For promissory notes, the outstanding balance of promissory notes issued under this authorization will be calculated for purposes of the aforementioned limit. As at December 31, 2011, the Board of Directors had exercised these powers, approving two programs for the issuance of corporate promissory notes in 2011 and 2012.

In addition, on June 2, 2010, shareholders voted to authorize the acquisition by the Board of Directors of treasury shares, up to the limits and pursuant to the terms and conditions established at the Shareholders’ Meeting, within a maximum period of five years from that date. However, it specified that in no circumstances could the par value of the shares acquired, added to that of the treasury shares already held by Telefónica, S.A. and by any of its subsidiaries, exceed the maximum legal percentage at any time (currently 10% of Telefónica, S.A.’s share capital).

Finally, on December 28, 2009, the deed of capital reduction formalizing the implementation by Telefónica, S.A.’s Board of Directors of the resolution adopted by the Shareholders’ Meeting on June 23, 2009, was executed. Capital was reduced through the cancellation of treasury shares previously acquired by Telefónica, S.A. as authorized by the Shareholders’ Meeting. As a result, 141 million Telefónica, S.A. treasury shares were cancelled and the Company’s share capital was reduced by a nominal amount of 141 million euros. Article 5 of the Corporate Bylaws relating to the amount of share capital was amended accordingly to show 4,563,996,485 euros. At the same time, a reserve was established for cancelled shares as described in the “Other reserves” section of this Note. The cancelled shares were delisted on December 30, 2009.

Proposed distribution of profit attributable to equity holders of the parent

Telefónica, S.A. generated 4,910 million euros of profit in 2011.

Accordingly, the Company’s Board of Directors will submit the following proposed distribution of 2011 profit for approval at the Shareholders’ Meeting:

Millions of euros
Total distributable profit	4,910
Interim dividend (paid in May 2011)	3,394
Goodwill reserve	2
Voluntary reserves	1,514
Total	4,910

b) Dividends

Dividends paid in 2011

At its meeting of April 12, 2011, Telefónica, S.A.’s Board of Directors resolved to pay an interim dividend against 2011 profit of a fixed gross 0.75 euros per outstanding share carrying dividend rights. This dividend was paid in full on May 6, 2011, and the total amount paid was 3,394 million euros.

In addition, approval was given at the General Shareholders’ Meeting on May 18, 2011 to pay a gross 0.77 dividend per share outstanding carrying dividend rights with a charge to unrestricted reserves. This dividend was paid in full on November 7, 2011, and the total amount paid was 3,458 million euros.

In accordance with Article 277 of the Corporate Enterprises Act, the following table presents the mandatory statement of accounts prepared to confirm the existence of sufficient liquidity to pay the dividend at the date of its approval.

Liquidity statement at April 12, 2011	Millions of euros
Income from January 1 through March 31, 2011	5,961

Mandatory appropriation to reserves	—
Distributable income	5,961

Proposed interim dividend (maximum amount)	3,423

Cash position at April 12, 2011
Funds available for distribution
Cash and cash equivalents	1,670
Unused credit facilities	6,593
Proposed interim dividend (maximum amount)	(3,423)
Difference	4,840

The Telefónica Group manages its liquidity risks (see Note 16) in order to have cash available for the following year.

Dividends paid in 2010

At its meeting of April 28, 2010, the Company’s Board of Directors resolved to pay an interim dividend against 2010 profit of a fixed gross 0.65 euros per outstanding share carrying dividend rights. This dividend was paid in full on May 11, 2010, and the total amount paid was 2,938 million euros.

In addition, approval was given at the General Shareholders’ Meeting on June 2, 2010 to pay a gross 0.65 dividend per share outstanding with a charge to unrestricted reserves. This dividend was paid in full on November 8, 2010, and the total amount paid was 2,934 million euros.

Dividends paid in 2009

At its meeting held on June 23, 2009, the Company’s Board of Directors resolved to pay a dividend charged to unrestricted reserves for a fixed gross amount of 0.50 euros per outstanding share carrying dividend rights. This dividend was paid in full on November 11, 2009, and the total amount paid was 2,280 million euros.

In addition, in May 2009 an interim dividend against 2009 profit of a gross 0.50 euros per share was paid, entailing a total payment of 2,277 million euros.

c) Reserves

Legal reserve

According to the text of the Corporate Enterprises Act, companies must transfer 10% of profit for the year to a legal reserve until this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital by the amount exceeding 10% of the increased share capital amount. Except for this purpose, until the legal reserve exceeds the limit of 20% of share capital, it can only be used to offset losses, if there are no other reserves available. At December 31, 2011, the Company had duly set aside this reserve.

Revaluation reserves

The balance of “Revaluation reserves” arose as a result of the revaluation made pursuant to Royal Decree-Law 7/1996 dated June 7.

The revaluation reserve may be used, free of tax, to offset any losses incurred in the future and to increase capital. From January 1, 2007, it may be allocated to unrestricted reserves, provided that the capital gain has been realized.

The capital gain will be deemed to have been realized in respect of the portion on which the depreciation has been recorded for accounting purposes or when the revalued assets have been transferred or derecognized. In this respect, an amount of 15 million euros in 2011 (16 million euros in 2010 and 15 million euros in 2009) corresponding to revaluation reserves subsequently considered unrestricted was reclassified to “Retained earnings.”

Retained earnings

These reserves include undistributed profits of companies comprising the consolidated Group less interim dividends paid against profit for the year, actuarial gains and losses, and the impact of the asset ceiling on defined-benefit plans.

d) Translation differences

The translation differences relate mainly to the effect of exchange rate fluctuations on the net assets of the companies located abroad after the elimination of intra-group balances and transactions. They also include exchange rate differences resulting from intra-group monetary items considered part of the net investment in a foreign subsidiary, and the impact of the restatement of financial statements of companies in hyperinflationary economies (see Note 3.b).

The Group took an exemption that allows all translation differences generated up to the IFRS transition date to be reset to zero, with the impact on prior years recognized as retained earnings.

The breakdown of the accumulated contribution of translation differences at December 31 is as follows:

Millions of euros	2011	2010	2009
Telefónica Latin America	(550)	1,208	1,052
Telefónica Europe	(2,071)	(2,363)	(2,524)
Other adjustments and intra-group eliminations	458	212	99

Total Telefónica Group	(2,163)	(943)	(1,373)

e) Treasury shares

At December 31, 2011, 2010 and 2009, Telefónica Group companies held the following shares in the Telefónica, S.A. parent company:

	Number of shares	Euros per share		Market value Millions of euros	%
		Acquisition price	Trading price
Treasury shares at 12/31/11	84,209,364	15.68	13.39	1,127	1.84508%
Treasury shares at 12/31/10	55,204,942	17.01	16.97	937	1.20957%
Treasury shares at 12/31/09	6,329,530	16.81	19.52	124	0.13868%

Telefónica, S.A. directly owns all treasury shares in the Group, except for one share that is held by Telefónica Móviles Argentina, S.A. (16,896 treasury shares held by Telefónica Móviles Argentina, S.A. at December 31, 2010).

In 2009, 2010 and 2011 the following transactions involving treasury shares were carried out:

Number of shares
Treasury shares at 12/31/08	125,561,011

Acquisitions	65,809,222
Exchange of Telefónica, S.A. shares for China Unicom shares	(40,730,735)
Employee share option plan	(3,309,968)
Share cancellation	(141,000,000)

Treasury shares at 12/31/09	6,329,530

Acquisitions	52,650,000
Disposals	(810,151)
Employee share option plan (Note 20.a)	(2,964,437)

Treasury shares at 12/31/10	55,204,942

Acquisitions	55,979,952
Disposals	(24,075,341)
Employee share option plan (Note 20.a)	(2,900,189)

Treasury shares at 12/31/11	84,209,364

The amount paid to acquire treasury shares in 2011 was 822 million euros (897 million and 1,005 million euros in 2010 and 2009, respectively).

Treasury shares sold in 2011 and 2010 amounted to 445 million euros and 14 million euros, respectively. The amount in 2011 included 371 million euros related to the strategic alliance with China Unicom (see Note 2).

Following the end of the third phase of the Performance Share Plan (see Note 20.a), a total of 2,446,104 treasury shares were added, corresponding to two derivative financial instruments arranged by the Company to meet its obligations to deliver treasury shares to managers and executives. A net 2,900,189 shares (33 million euros) were finally delivered.

At the date of authorization for issue of these consolidated financial statements, Telefónica held 234 million call options on treasury shares subject to physical settlement (options on 190 million, 160 million and 150 million treasury shares at December 31, 2011, 2010 and 2009, respectively).

The Company also has a derivative financial instrument on approximately 26 million Telefónica shares, subject to net settlement, recognized under “Current interest-bearing debt” in the accompanying consolidated statement of financial position.

f) Non-controlling interests

“Non-controlling interests” represents the share of non-controlling interests in the equity and profit or loss for the year of fully consolidated Group companies. The movements in this heading in the 2011, 2010 and 2009 consolidated statement of financial position are as follows:

Millions of euros	Balance at 12/31/10	Capital contributions and inclusion of companies	Profit/(loss) for the year	Change in translation differences	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Other movements	Balance at 12/31/11
Telefónica Czech Republic, a.s.	1,033	—	95	(25)	—	(161)	(2)	940
Telefónica Chile, S.A.	23	—	2	(1)	—	(3)	—	21
Telefónica Brasil, S.A.	6,136	—	864	(345)	(539)	(710)	(661)	4,745
Fonditel Entidad Gestora de Fondos de Pensiones, S.A.	22	—	2	—	—	(1)	—	23
Iberbanda, S.A.	2	—	(4)	—	2	—	—	—
Colombia Telecomunicaciones, S.A., ESP	—	—	(175)	—	—	—	175
Other	16	—	—	3	(2)	(1)	2	18

Total	7,232	—	784	(368)	(539)	(876)	(486)	5,747

Millions of euros	Balance at 12/31/09	Capital contributions and inclusion of companies	Profit/(loss) for the year	Change in translation differences	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Other movements	Balance at 12/31/10
Telefónica Czech Republic, a.s.	1,044	—	88	57	—	(156)	—	1,033
Telefónica Chile, S.A.	22	—	3	3	—	(1)	(4)	23
Telesp Participaçoes, S.A.	542	—	131	69	—	(105)	(7)	630
Brasilcel (Holdings)	885	4,304	224	258	—	(171)	6	5,506
Fonditel Entidad Gestora de Fondos de Pensiones, S.A.	23	—	2	—	—	(3)	—	22
Iberbanda, S.A.	6	—	(4)	—	—	—	—	2
Colombia Telecomunicaciones, S.A., ESP	—	—	(540)	—	—	—	540	—
Other	18	6	1	3	(3)	(4)	(5)	16

Total	2,540	4,310	(95)	390	(3)	(440)	530	7,232

Millions of euros	Balance at 12/31/08	Capital contributions and inclusion of companies	Profit/(loss) for the year	Change in translation differences	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Other movements	Balance at 12/31/09
Telefónica Czech Republic, a.s.	1,095	—	114	21	—	(186)	—	1,044
Telefónica Chile, S.A.	23	1	1	6	(8)	(1)	—	22
Telesp Participaçoes, S.A.	385	—	101	118	—	(64)	2	542
Brasilcel (Holdings)	774	—	46	214	(108)	(41)	—	885
Fonditel Entidad Gestora de Fondos de Pensiones, S.A.	20	—	3	—	—	—	—	23
Iberbanda, S.A.	9	—	(3)	—	—	—	—	6
Colombia Telecomunicaciones, S.A., ESP	—	—	(104)	—	—	—	104	—
Other	25	—	3	(2)	(7)	(3)	2	18

Total	2,331	1	161	357	(123)	(295)	108	2,540

2011

The movement in 2011 includes the exchange of Telesp shares for Vivo Participações shares, which resulted in a net decrease of 661 million euros (see Note 5), included under “Other movements.”

“Acquisitions of non-controlling interests and exclusion of companies” includes the impact of the tender offer for the voting shares of Vivo Participaçoes, S.A. held by non-controlling interests representing, approximately, 3.8% of its capital stock. After its execution, Telefónica acquired an additional 2.7% of the Brazilian company’s capital stock for 539 million euros, for a total stake of 62.3% (Note 5).

Also noteworthy were the dividends declared in the year by Telefónica Czech Republic, a.s. and Telefónica Brasil, S.A.

“Other movements” includes the impact of the agreement signed with the holders of non-controlling interests in Colombia Telecomunicaciones, S.A., ESP (see Notes 21.b and 3.r)

2010

As disclosed in Note 5, the Group availed itself of the option to measure the non-controlling interests of Vivo Participaçoes, S.A. at fair value at the date of acquisition (see Note 3.c) in the amount of 5,290 million euros, which has resulted in an increase in non-controlling interests of 4,304 million euros, net of the amount of the previously existing non-controlling interests.

Similarly, the activity in 2010 reflected the allocation to non-controlling interests of the losses incurred by Colombia Telecomunicaciones, S.A., ESP, as described in Note 17, in the amount of 414 million euros.

“Other movements” includes the impact of the agreement signed with the holders of non-controlling interests in Colombia Telecomunicaciones, S.A., ESP (see Notes 21.b and 3.r)

Also noteworthy was the impact of the dividends paid during that year by Brasilcel, N.V., Telefónica O2 Czech Republic, a.s. and Telesp Participaçoes, S.A.

2009

The reorganization of Brasilcel Group companies in 2009 following the acquisition of the Telemig Group in 2008 decreased the balance of “Non-controlling interests” by 108 million euros.

Also noteworthy was the impact of the dividends paid during that year by Telefónica O2 Czech Republic, a.s. and Telesp Participaçoes, S.A.

(13)	FINANCIAL ASSETS AND LIABILITIES

1.- Financial assets

The breakdown of financial assets of the Telefónica Group at December 31, 2011 and 2010 is as follows:

	December 31, 2011
	Fair value through profit or loss				Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Available- for-sale	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Amortized cost	Held-to- maturity investments	Total carrying amount	Total fair value
Non-current financial assets	1,574	273	1,310	2,720	1,521	4,355	1	2,798	3	8,678	8,673
Investments	—	—	680	—	588	91	1	—	—	680	680
Long-term credits	—	273	630	—	894	9	—	1,322	3	2,228	2,223
Deposits and guarantees	—	—	—	—	—	—	—	1,875	—	1,875	1,476
Derivative instruments	1,574	—	—	2,720	39	4,255	—	—	—	4,294	4,294
Impairment losses	—	—	—	—	—	—	—	(399)	—	(399)	—

Current financial assets	165	171	518	225	668	367	44	5,024	657	6,760	6,760

Financial investments	165	171	518	225	668	367	44	889	657	2,625	2,625
Cash and cash equivalents	—	—	—	—	—	—	—	4,135	—	4,135	4,135

Total financial assets	1,739	444	1,828	2,945	2,189	4,722	45	7,822	660	15,438	15,433

	December 31, 2010
	Fair value through profit or loss				Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Available- for-sale	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Amortized cost	Held-to- maturity investments	Total carrying amount	Total fair value
Non-current financial assets	948	211	1,194	1,630	1,321	2,660	2	3,423	—	7,406	7,325
Investments	—	—	597	—	482	113	2	—	—	597	597
Long-term credits	12	211	597	—	816	4	—	2,118	—	2,938	2,838
Deposits and guarantees	—	—	—	—	—	—	—	1,680	—	1,680	1,324
Derivative instruments	936	—	—	1,630	23	2,543	—	—	—	2,566	2,566
Impairment losses	—	—	—	—	—	—	—	(375)	—	(375)	—

Current financial assets	272	160	309	201	554	363	25	4,604	248	5,794	5,794

Financial investments	272	160	309	201	554	363	25	384	248	1,574	1,574
Cash and cash equivalents	—	—	—	—	—	—	—	4,220	—	4,220	4,220

Total financial assets	1,220	371	1,503	1,831	1,875	3,023	27	8,027	248	13,200	13,119

The calculation of the fair values of the Telefónica Group’s debt instruments required an estimate, for each currency and counterparty, of a credit spread curve using the prices of the Group’s bonds and credit derivatives.

Derivatives are measured using the valuation techniques and models normally used in the market, based on money-market curves and volatility prices available in the market.

a) Non-current financial assets

The movement in items composing “Non-current financial assets” and the related impairment losses at December 31, 2011 and 2010 are as follows:

Millions of euros
	Investments	Long-term credits and prepayments	Deposits and guarantees	Derivative financial assets	Impairment losses	Total
Balance at 12/31/09	654	1,940	1,496	2,411	(513)	5,988
Acquisitions	51	1,465	339	62	(79)	1,838
Disposals	(1)	(748)	(112)	(389)	243	(1,007)
Inclusion of companies	8	205	203	34	(7)	443
Translation differences	13	99	(186)	16	39	(19)
Fair value adjustments	(128)	60	34	444	—	410
Transfers	—	(83)	(94)	(12)	(58)	(247)

Balance at 12/31/10	597	2,938	1,680	2,566	(375)	7,406

Acquisitions	—	936	425	224	(11)	1,574
Disposals	(12)	(873)	(207)	—	1	(1,091)
Translation differences	(1)	(45)	(53)	34	1	(64)
Fair value adjustments	(160)	18	2	1,721	—	1,581
Transfers	256	(746)	28	(251)	(15)	(728)

Balance at 12/31/11	680	2,228	1,875	4,294	(399)	8,678

“Investments” includes the fair value of investments in companies where Telefónica does not exercise significant control and for which there is no specific disposal plan in the short term (see Note 3.i).

Among these is the Telefónica Group’s shareholding in Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) since 2000 of 326 million euros (418 million euros at December 31, 2010), representing 0.90% of its share capital. In 2011, the Telefónica Group adjusted the value of its investment in BBVA by 80 million euros. In 2010, the Telefónica Group transferred 191 million euros of the value of the holding in BBVA, up to its fair value, from equity to net financial expenses.

In 2011, the direct stake in Portugal Telecom and the assigned shares through the equity swaps contracts were transferred to “Investments.” The amount transferred was 256 million euros. At the end of 2010, they were included under “Non-current assets held for sale” in the consolidated statement of financial position.

In this respect, economic exposure to Portugal Telecom was reduced in 2011 via partial disposals, which generated a gain of 184 million euros (see Note 19).

Given the poor situation of financial markets, at year-end the Group assessed the securities in its portfolio of listed available-for-sale assets individually for impairment. The analysis did not identify the need to recognize any significant additional impairment losses.

“Long-term credits and prepayments” includes mainly the investment of the net level premium reserves of the Group’s insurance companies, primarily in fixed-income securities, amounting to 894 million and 931 million euros at December 31, 2011 and 2010, respectively, and long-term prepayments of 149 million euros and 167 million euros at December 31, 2011 and 2010, respectively. At December 2010 the amounts included the long-term credit with Telco, S.p.A. in an amount of 600 million euros, which has been classified as short term in 2011.

“Deposits and guarantees” consists mainly of balances to cover guarantees and stood at 1,875 million euros at December 31, 2011 (1,680 million euros at December 31, 2010). These deposits will decrease as the respective obligations they guarantee are reduced.

“Derivative financial assets” includes the fair value of economic hedges of assets or liabilities in the consolidated statement of financial position whose maturity is 12 months or greater, as part of the Group’s financial risk-hedging strategy (see Note 16).

b) Current financial assets

This heading in the accompanying consolidated statement of financial position at December 31, 2011 and 2010 includes mainly the following items:

•

Investments in financial instruments recognized at fair value to cover commitments undertaken by the Group’s insurance companies, amounting to 171 million euros at December 31, 2011 (160 million euros at December 31, 2010). The maturity schedule for these financial assets is established on the basis of payment projections for the commitments.

•

Derivative financial assets with a short-term maturity or not used to hedge non-current items in the consolidated statement of financial position, which amounted to 385 million euros (371 million euros in 2010). The variation in the balance between the two years was due to exchange-and interest-rate fluctuations (see Note 16).

•	Short-term deposits and guarantees amounted to 87 million euros at December 31, 2011 (196 million euros at December 31, 2010).

•	Financing extended to Telco, S.p.A. for 600 million euros.

•	Current investments of cash surpluses which, given their characteristics, have not been classified as “Cash and cash equivalents.”

Current financial assets that are highly liquid and have maturities of three months or less from the date contracted are recorded under “Cash and cash equivalents” on the accompanying consolidated statement of financial position.

2.- Financial liabilities

The composition of this heading at December 31, 2011 and 2010 is as follows:

Millions of euros	Balance at 12/31/11	Balance at 12/31/10
Issues	42,239	39,692
Interest-bearing debt	24,072	21,408

Total	66,311	61,100

Total non-current	55,659	51,356
Total current	10,652	9,744

The maturity profile of these financial liabilities at December 31, 2011 is as follows:

	Maturity
(Millions of euros)	2012	2013	2014	2015	2016	Subsequent	Total
Debentures and bonds	2,824	5,203	4,933	3,860	6,590	15,012	38,422
Promissory notes & commercial paper	1,832	—	—	—	—	—	1,832
Other marketable debt securities	—	—	—	—	—	1,985	1,985
Loans and other payables	5,683	2,314	2,746	4,384	2,774	3,722	21,623
Derivative financial liabilities	313	92	126	289	191	1,438	2,449

TOTAL	10,652	7,609	7,805	8,533	9,555	22,157	66,311

•

The estimate of future interest that would accrue on these financial liabilities held by the Group at December 31, 2011 is as follows: 3,215 million euros in 2012, 3,083 million euros in 2013, 2,638 million euros in 2014, 2,040 million euros in 2015, 1,740 million euros in 2016 and 7,545 million euros in years after 2016. For variable rate financing, the Group mainly estimates future interest using the forward curve of the various currencies at December 31, 2011.

•

The amounts shown in this table take into account the fair value of derivatives classified as financial liabilities (i.e., those with a negative fair value) and exclude the fair value of derivatives classified as current financial assets, in the amount of 385 million euros, and those classified as non-current, for 4,294 million euros (i.e., those with a positive fair value).

The composition of these financial liabilities, by category, at December 31, 2011 and 2010 is as follows:

	$00.00	$00.00	$00.00	$00.00	$00.00	$00.00	$00.00	$00.00	$00.00
	December 31, 2011
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	42,239	42,239	42,203
Interest-bearing debt	1,246	—	1,203	78	2,371	—	21,623	24,072	21,961

Total financial liabilities	1,246	—	1,203	78	2,371	—	63,862	66,311	64,164

	$0000.00	$0000.00	$0000.00	$0000.00	$0000.00	$0000.00	$0000.00	$0000.00	$0000.00
	December 31, 2010
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	39,692	39,692	39,127
Interest-bearing debt	695	—	806	210	1,291	—	19,907	21,408	19,777

Total financial liabilities	695	—	806	210	1,291	—	59,599	61,100	58,904

The calculation of the fair values of the Telefónica Group’s debt instruments required an estimate, for each currency and subsidiary, of the credit spread curve using the prices of the Group’s bonds and credit derivatives.

Some of the financing arranged by various Telefónica Group companies is subject to compliance with certain financial covenants. All the covenants were being complied with at the date of these consolidated financial statements.

a) Issues

The movement in issues of debentures, bonds and other marketable debt securities in 2011 and 2010 is as follows:

Millions of euros	Domestic currency issues	Foreign currency issues	Short-term promissory notes and commercial paper	Other non Current Marketable debt securities	Total
Balance at 12/31/09	17,575	15,387	873	2,008	35,843

New issues	2,392	3,879	1,102	—	7,373
Redemptions, conversions and exchanges	(1,269)	(3,634)	(311)	—	(5,214)
Changes in consolidation scope	—	317	—	—	317
Revaluation and other movements	96	1,250	64	(37)	1,373

Balance at 12/31/10	18,794	17,199	1,728	1,971	39,692

New issues	2,300	2,283	166	—	4,749
Redemptions, conversions and exchanges	(2,250)	(985)	(66)	—	(3,301)
Changes in consolidation scope	—	—	—	—	—
Revaluation and other movements	641	439	5	14	1,099

Balance at 12/31/11	19,485	18,936	1,833	1,985	42,239

Bonds and other marketable debt securities

Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U., Telefónica Finanzas México, S.A. de C.V. and Telefónica Europe, B.V., all of which are, directly or indirectly, wholly owned subsidiaries of Telefónica, S.A.

Appendix II presents the characteristics of all outstanding debentures and bond issues at year-end 2011 and 2010, as well as the significant issues made in each year.

Promissory notes & commercial paper

At December 31, 2011, Telefónica Europe, B.V., had a program for issuance of commercial paper, guaranteed by Telefónica, S.A., for an amount of up to 2,000 million euros. The outstanding balance of commercial paper issued under this program at December 31, 2011 was 1,596 million euros, issued at an average interest rate of 1.50% (1,613 million issued in 2010 at an average rate of 0.82%).

On December 13, 2010, Telefónica Móviles, S.A. (Peru) registered a commercial paper program for an equivalent of up to 150 million US dollars (approximately 116 million euros). The outstanding balance of commercial paper issued under this program at December 31, 2011 was 13 million US dollars (approximately 9 million euros).

On 20 December, 2010, Telefónica de Perú, S.A.A. registered a commercial paper program for an equivalent of up to 150 million US dollars (approximately 116 million euros). At December 31, 2011, no amount had been drawn under this program.

On May 11, 2011, Telefónica Móviles Colombia, S.A. registered a commercial paper program for an equivalent of up to 350,000 million Colombian pesos (approximately 137 million euros). The outstanding balance of commercial paper issued under this program at December 31, 2011 was 318,055 million Colombian pesos (approximately 127 million euros).

At December 31, 2011, Telefónica, S.A. has a corporate promissory note program for 500 million euros, which can be increased to 2,000 million euros, with an outstanding balance at such date of 87 million euros (42 million euros in 2010).

Other marketable debt securities

This heading consists mainly of preferred shares issued by Telefónica Finance USA, LLC, with a redemption value of 2,000 million euros. These shares have the following features:

•	Interest rate up to December 30, 2012 of 3-month Euribor, and maximum and minimum effective annual rates of 7% and 4.25%, respectively, and from then on 3-month Euribor plus a 4% spread.

•	Interest is paid every three calendar months provided the Telefónica Group generates consolidated profit.

b)	Interest-bearing debt

The detail of “Interest-bearing debt” is as follows:

Millions of euros	Balance at 12/31/11			Balance at 12/31/10
	Current	Non- current	Total	Current	Non- current	Total
Loans and other payables	5,683	15,940	21,623	3,664	16,243	19,907
Derivative financial liabilities (Note 16)	313	2,136	2,449	323	1,178	1,501

Total	5,996	18,076	24,072	3,987	17,421	21,408

The average interest rate on outstanding loans and other payables at December 31, 2011 was 4.04% (2.56% in 2010). This percentage does not include the impact of hedges arranged by the Group.

The main financing transactions included under “Interest-bearing debt” outstanding at December 31, 2011 and 2010 and their nominal amounts are provided in Appendix IV.

Interest-bearing debt arranged in 2011 and 2010 mainly includes the following:

•	On October 31, 2011, Telefónica Brasil took out a loan with Banco do Brasil (BNB) for 150 million US dollars (equivalent to approximately 116 million euros);

•

On September 20, 2011, Vivo, S.A. arranged long-term financing with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) for a nominal amount of up to 3,000 million Brazilian reais. Principal amounts drawn under this financing at December 31, 2011 amounted to 1,004 million Brazilian reais (equivalent to 414 million euros).

•

On May 12, 2011 Telefónica, S.A. signed an amendment to the syndicated loan agreement entered into on July 28, 2010 whereby it was agreed that, in exchange for the additional payment of certain fees and an upward adjustment to applicable interest rates, of the 5,000 million euros that would initially mature in July 2013, 2,000 million euros would be extended for another year, i.e. until July 2014, and another 2,000 million for a further three years, i.e. until July 2016. At December 31, 2011, this line of credit had been drawn down by 8,000 million euros (6,000 million euros at December 31, 2010).

•

On May 3, 2011, Telefónica, S.A. entered into a long-term line of credit facility for an aggregate amount of 376 million US dollars at a fixed rate with the guarantee of the Finnish Export Credits Guarantee Board (Finnvera). This credit facility is divided into four tranches: a tranche of 94 US dollars maturing on January 30, 2020, another of 90 million US dollars maturing on July 30, 2020, a third of 94 million US dollars maturing on January 30, 2021, and a fourth of 98 million US dollars maturing on July 30, 2021. At December 31, 2011, none of this credit had been drawn down.

•

On March 29, 2011, Atento Inversiones y Teleservicios, S.A.U. and its subsidiaries, Atento, N.V. and Atento Teleservicios España, S.A.U., entered into a four-year syndicated loan agreement totaling 235 million euros. At December 31, 2011, the outstanding balance on this loan amounted to 228 million euros.

•

On February 12, 2010, Telefónica, S.A. entered into a long-term credit facility for an aggregate amount of 472 million US dollars at fixed rates with the guarantee of the Swedish Export Credits Guarantee Board (EKN) for equipment and network purchases from a supplier in this country. This credit facility is divided into three tranches: a tranche of 232 US dollars maturing on November 30, 2018, another of 164 million US dollars maturing on April 30, 2019, and a third of 76 million US dollars maturing on November 30, 2019. During the year, it repaid 218 million US dollars of the first tranche and 154 million US dollars of the second, although since this facility has a repayment schedule at December 31, 2011, the outstanding balance amounted to 335 million US dollars (equivalent to 259 million euros).

The main repayments or maturities of bank interest-bearing debt in 2011 and 2010 are as follows:

•

On December 12, 2011, the loan facility arranged by Telefónica Finanzas, S.A.U. with the European Investment Bank (EIB) for 300 million euros matured as scheduled. This loan had the guarantee of Telefónica, S.A.

•

On June 28, 2011, the syndicated loan facility arranged by Telefónica, S.A. on June 28, 2005 for 6,000 million euros matured as scheduled. The outstanding balance at maturity was 300 million euros (5,700 million matured in 2010).

•	On January 5, 2011, the syndicated loan facility arranged by Telefónica Móviles Chile, S.A. on December 29, 2005 for 180 million euros (equivalent to 138 million euros) matured as scheduled.

•	On June 21, 2011, the syndicated loan facility arranged by Telefónica Móviles Chile, S.A. on October 28, 2005 for 150 million euros (equivalent to 116 million euros) matured as scheduled.

•

In 2011, Vivo, S.A. paid the installments included in the repayment schedule for the financing arranged with BNDES on July 13, 2007, for an aggregate amount of 318 million Brazilian reais (equivalent to approximately 131 million euros). At December 31, 2011, the nominal amount outstanding on this financing was 818 million Brazilian reais (approximately 337 million euros).

•

In 2011, Telesp paid the installments included in the repayment schedule for the financing arranged with BNDES on October 23, 1997, for an aggregate amount of 408 million Brazilian reais (equivalent to approximately 168 million euros). At December 31, 2011, the nominal amount outstanding on this financing was 1,390 million Brazilian reais (approximately 573 million euros).

•

In 2011, Telefónica Móviles Colombia, S.A. paid the installments included in the repayment schedule for the financing arranged with the Inter-American Development Bank (IDB) on December 20, 2007, for an aggregate amount of 218 million US dollars (equivalent to approximately 168 million euros). At December 31, 2011, the nominal amount outstanding on this financing was 273 million US dollars (approximately 211 million euros).

At December 31, 2011, the Telefónica Group had total unused credit facilities from various sources amounting to approximately 10,119 million euros (approximately 11,000 million euros at December 31, 2010), which included 2,000 million euros related to the undrawn amount of the loan to acquire Brasilcel, N.V.

Loans by currency

The breakdown of loans by currency at December 31, 2011 and 2010, along with the equivalent value of foreign-currency loans in euros, is as follows:

	Outstanding balance (in millions)
	Currency		Euros
Currency	12/31/11	12/31/10	12/31/11	12/31/10
Euros	13,099	11,778	13,099	11,778
US dollars	2,520	2,580	1,947	1,931
Brazilian reais	4,014	3,633	1,545	1,632
Argentine pesos	764	1,080	137	203
Colombian pesos	9,035,173	8,176,727	3,594	3,197
Yen	14,916	16,882	149	155
Chilean peso	106,284	54,886	158	88
New soles	853	948	245	253
Pounds sterling	552	557	661	648
Czech crown	49	131	2	5
Other currencies			86	17

Total Group	N/A	N/A	21,623	19,907

(14)	TRADE AND OTHER PAYABLES

The composition of “Trade and other payables” is as follows:

Millions of euros	12/31/11		12/31/10
	Non-current	Current	Non-current	Current
Trade payables	—	8,888	—	9,038
Advances received on orders	—	77	—	83
Other payables	1,620	6,684	1,761	8,162
Deferred income	472	1,766	543	1,775
Payable to associates (Note 9)	—	440	—	193

Total	2,092	17,855	2,304	19,251

“Deferred income” principally includes the amount of connection fees not yet recognized in the income statement, customer loyalty programs, and advance payments received on prepay contracts.

Non-current “Other payables” mainly comprises the deferred portion of the payment for acquiring the license for spectrum use in Mexico, in the amount of 878 million euros (1,039 million euros in 2010) (Note 6).

The detail of current “Other payables” at December 31, 2011 and 2010 is as follows:

Millions of euros	Balance at 12/31/11	Balance at 12/31/10
Dividends payable by Group companies	241	199
Payables to suppliers of property, plant and equipment	4,393	4,455
Accrued employee benefits	728	780
Deferred payment for Brasilcel, N.V. (Note 5)	—	1,977
Other non-financial non-trade payables	1,322	751

Total	6,684	8,162

Information on deferred payments to suppliers of Spanish companies (Third additional provision, “Information requirement” of Law 15/2010 of July 5th)

The Telefónica Group’s Spanish companies have adapted their internal processes and payment schedules to the provisions of Law 15/2010, which establishes measures against late payments in commercial transactions. To this end contractual conditions with commercial suppliers in 2011 have included payment periods equal to or inferior to 85 days, as established in the regulation.

For efficiency and in line with general business practice, the Telefónica Group’s companies in Spain have defined payment schedules with providers, whereby payments are made on set days, which, for the main companies, occur three times a month. Invoices falling due between two payment days are settled on the following payment date in the schedule.

Payments to Spanish suppliers in 2011 surpassing the established legal limit were the results of circumstances or incidents beyond the payment policies, which include the closing of agreements with suppliers over the delivery of goods or the rendering of services, or occasional processing issues.

Information on contracts entered into after Law 15/2010 took effect that surpassed the established legal limit per the law is as follows:

Millions of euros	2011
	Amount	%
Payments within allowable period	8,361	95.2
Other	425	4.8

Total payments to commercial suppliers	8,786	100.0

Weighted average days past due	38
Deferrals at year-end that exceed the limit (*)	27

(*)	To adapt to Law 15/2010, the Telefónica Group’s Spanish companies paid 82 million euros in early 2011 related to the outstanding balance not adapted at year-end 2010.

At the date of authorization for issue of these financial statements, the Group had processed the outstanding payments, except for cases where an agreement with suppliers was being negotiated.

(15)	PROVISIONS

The amounts of provisions in 2011 and 2010 are as follows:

Millions of euros	12/31/11			12/31/10
	Current	Non-current	Total	Current	Non-current	Total
Employee benefits:	807	4,999	5,806	916	2,974	3,890
- Termination plans	790	3,908	4,698	898	1,858	2,756
- Post-employment defined benefit plans	—	799	799	—	829	829
- Other benefits	17	292	309	18	287	305
Other provisions	696	2,173	2,869	759	1,891	2,650

Total	1,503	7,172	8,675	1,675	4,865	6,540

Employee benefits

a)	Termination plans

In the last few years, the Telefónica Group has carried out early retirement plans in order to adapt its cost structure to the prevailing environment in the markets where it operates, making certain strategic decisions relating to its size and organization.

In this respect, on July 29, 2003, the Ministry of Labor and Social Affairs approved a labor force reduction plan for Telefónica de España, S.A.U. through various voluntary, universal and non-discriminatory programs, which were announced on July 30, 2003. The plan concluded on December 31, 2007, with 13,870 employees taking part for a total cost of 3,916 million euros. Provisions recorded for this plan at December 31, 2011 and 2010 amounted to 1,404 million and 1,825 million euros, respectively.

On July 14, 2011, the Ministry of Labor and Social Affairs approved a new labor force reduction plan for Telefónica de España, S.A.U. for up to a maximum of 6,500 employees for the period from 2011 to 2013, through various voluntary, universal and non-discriminatory programs (the “Redundancy Plan”).

The cost of estimated payments for the Redundancy Plan, recognized by the Group, using actuarial criteria updated with a market interest rate curve (see Note 3.p) is 2,671 million euros, recognized under “Personnel expenses” in the accompanying consolidated income statement (see Note 19). A total of 2,359 requests for voluntary severance were received in 2011, which has resulted in 1,925 employee contracts being terminated in 2011, for which the estimated present value of future payments is 659 million euros.

The provision recorded for the Redundancy Plan at December 31, 2011 amounted to 2,727 million euros.

Furthermore, the Group had recorded provisions totaling 567 million euros (931 million euros at December 31, 2010) for other planned adjustments to the workforce and plans prior to 2003.

The companies bound by these commitments calculated provisions required at 2011 and 2010 year-end using actuarial assumptions pursuant to current legislation, including the PERM/F- 2000 C mortality tables and a variable interest rate based on market yield curves.

The movement in provisions for post employment plans in 2011 and 2010 is as follows:

Millions of euros	Total
Provisions for post employment plans at 12/31/09	3,070
Additions	406
Retirements/amount applied	(813)
Transfers	(3)
Translation differences and accretion	96

Provisions for post employment plans at 12/31/10	2,756

Additions	2,787
Retirements/amount applied	(936)
Transfers	(29)
Translation differences and accretion	120

Provisions for post employment plans at 12/31/11	4,698

b)	Post-employment defined benefit plans

The Group has a number of defined-benefit plans in the countries where it operates. The following tables present the main data of these plans:

12/31/11 Millions of euros	Spain		Europe		Latin America
	ITP	Survival	UK	Germany	Brazil	Other	Total
Obligation	412	242	976	55	298	18	2,001
Assets	—	—	(971)	(79)	(235)	(7)	(1,292)

Net provision before asset ceiling	412	242	5	(24)	63	11	709
Asset ceiling	—	—	—	17	51	—	68

Net provision	412	242	5	2	127	11	799
Net assets	—	—	—	9	13	—	22

12/31/10 Millions of euros	Spain		Europe		Latin America
	ITP	Survival	UK	Germany	Brazil	Other	Total
Obligation	424	208	918	57	272	13	1,892
Assets	—	—	(838)	(63)	(250)	(5)	(1,156)

Net provision before asset ceiling	424	208	80	(6)	22	8	736
Asset ceiling	—	—	—	9	71	—	80

Net provision	424	208	80	3	106	8	829
Net assets	—	—	—	—	13	—	13

The movement in the present value of obligations in 2011 and 2010 is as follows:

	Spain		Europe		Latin America
Millions of euros	ITP	Survival	UK	Germany	Brazil	Other	Total
Present value of obligation at 12/31/09	451	191	922	37	159	11	1,771
Translation differences	—	—	31	—	26	—	57
Current service cost	—	8	29	2	4	—	43
Past service cost	—	—	(35)	—	—	—	(35)
Interest cost	15	7	55	2	23	1	103
Actuarial losses and gains	8	9	—	16	2	1	36
Benefits paid	(50)	(7)	(14)	—	(11)	—	(82)
Plan curtailments	—	—	1	—	—	—	1
Inclusion of companies	—	—	—	—	69	—	69
Exclusion of companies	—	—	(71)	—	—	—	(71)

Present value of obligation at 12/31/10	424	208	918	57	272	13	1,892

Translation differences	—	—	29	—	(26)	1	4
Current service cost	—	9	25	3	4	1	42
Past service cost	—	—	—	—	—	—	—
Interest cost	13	7	51	2	26	2	101
Actuarial losses and gains	23	26	(27)	(7)	38	2	55
Benefits paid	(48)	(8)	(20)	—	(16)	—	(92)
Plan curtailments	—	—	—	—	—	(1)	(1)

Present value of obligation at 12/31/11	412	242	976	55	298	18	2,001

Movements in the fair value of plan assets in 2011 and 2010 are as follows:

	Europe		Latin America
Millions of euros	UK	Germany	Brazil	Other	Total
Fair value of plan assets at 12/31/09	744	58	116	—	918
Translation differences	23	—	25	1	49
Expected return on plan assets	54	2	23	1	80
Actuarial losses and gains	(4)	(5)	4	—	(5)
Company contributions	76	8	4	3	91
Employee contributions	1	—	—	—	1
Benefits paid	(14)	—	(11)	—	(25)
Inclusion of companies	—	—	89	—	89
Exclusion of companies	(42)	—	—	—	(42)

Fair value of plan assets at 12/31/10	838	63	250	5	1,156

Translation differences	29	—	(21)	1	9
Expected return on plan assets	48	3	23	—	74
Actuarial losses and gains	(13)	(3)	(5)	—	(21)
Company contributions	89	16	3	1	109
Employee contributions	—	—	—	—	—
Benefits paid	(20)	—	(15)	—	(35)

Fair value of plan assets at 12/31/11	971	79	235	7	1,292

The amounts of actuarial gains and losses of these plans recognized directly in equity in accordance with their asset ceilings in 2011, 2010 and 2009, before non-controlling interests and before the related tax effect, are as follows:

Millions of euros	2011	2010	2009
Spain	(48)	(17)	1
Europe	14	(6)	(184)
Latin America	(51)	(71)	(6)
Total	(85)	(94)	(189)

The Group’s principal defined-benefit plans are:

a)	Plans in Spain:

a.

ITP: Telefónica Spain reached an agreement with its employees whereby it recognized supplementary pension payments for employees who had retired as of June 30, 1992, equal to the difference between the pension payable by the social security system and that which would be paid to them by ITP (Institución Telefónica de Previsión). Once the aforementioned supplementary pension payments had been quantified, they became fixed, lifelong and non-updateable and sixty percent (60%) of the payments are transferable to the surviving spouse, recognized as such as of June 30, 1992, and to underage children.

The amount for this provision totaled 412 million euros at December 31, 2011 (424 million euros at December 31, 2010).

b.	Survival: serving employees who did not join the defined pension plan are still entitled to receive survivorship benefits at the age of 65.

The amount for this provision totaled 242 million euros at December 31, 2011 (208 million euros at December 31, 2010).

These plans do not have associated assets which qualify as “plan assets” under IAS 19.

The main actuarial assumptions used in valuing these plans are as follows:

	Survival		ITP
	12/31/11	12/31/10	12/31/11	12/31/10
Discount rate	0.787%-2.521%	0.682%-3.417%	0.787%-2.521%	0.682%-3.417%
Expected rate of salary increase	2.50%	2.50%	—	—
Mortality tables	PERM/F-2000C Combined with OM77	PERM/F-2000C Combined with OM77	92% PERM 2000C/100% PERF 2000 C	92% PERM 2000C/100% PERF 2000 C

b)	Plans in the rest of Europe:

The various O2 Group companies consolidated within the Telefónica Group have defined-benefit post-employment plans, covered by qualifying assets.

The number of beneficiaries of these plans at December 31, 2011 and 2010 is as follows:

Employees	2011	2010
UK	4,590	4,617
Germany	5,979	5,839

The main actuarial assumptions used in valuing these plans are as follows:

	12/31/11		12/31/10
	UK	Germany	UK	Germany
Nominal rate of salary increase	4.0%	3.5%	4.5%	1%
Nominal rate of pension payment increase	2.9%	1.0%-4.0%	3.5%	2.0%-4.0%
Discount rate	4.9%	5.3%	5.6%	6.1%
Expected inflation	3.0%	2%	3.5%	2.0%-4.0%
Expected return on plan assets
- Shares	7.0%	N/A	7.5%	N/A
- UK government bonds	—	N/A	—	N/A
- Other bonds	4.9%	N/A	5.2%	N/A
- Rest of assets	3.0%	4%-4.25%	4.2%	4.10%-4.25%
Mortality tables	Pna00mc0.5 underpin	Prf. Klaus Heubeck (RT 2005 G)	Pna00mcfl0.5	Prf. Klaus Heubeck (RT 2005 G)

c) Plans in Latin America:

Subsidiary Telefónica Brasil (formerly Telecomunicações de São Paulo, S.A.) and its subsidiaries had various pension plan, medical insurance and life insurance obligations with employees.

The main actuarial assumptions used in valuing these plans are as follows:

	12/31/11	12/31/10
Discount rate	9.73%	10.25%
Nominal rate of salary increase	6.54%-7.20%	6.54% -7.20%
Expected inflation	4.50%	5.00%
Cost of health insurance	7.64%	8.15%
Expected return on plan assets	11.07%-12.08%	10.70% -11.60%
Mortality tables	AT 2000 M/F	AT 2000 M/F

In addition, Telefónica Brasil, along with other companies resulting from the privatization of Telebrás (Telecomunicações Brasileiras, S.A.) in 1998, adhered to PBS-A, a non-contribution defined benefit plan managed by Fundação Sistel de Seguridade Social, whose beneficiaries are employees that retired prior to January 31, 2000. At December 31, 2011, net plan assets amounted to 668 million Brazilian reais, equivalent to 275 million euros (579 million Brazilian reais at December 31, 2010, equivalent to 260 million euros). This plan does not have an impact on the consolidated statement of financial position, given that recovery of the assets is not foreseeable.

The valuations used to determine the value of obligations and plan assets, where appropriate, were performed as of December 31, 2011 by external and internal actuaries. The projected unit credit method was used in all cases.

c) Other benefits

This heading mainly includes the amount recorded by Telefónica Spain related to the accrued portion of long-service bonuses to be awarded to employees after 25 years’ service, amounting to 210 million euros (196 million euros at December 31, 2010).

Other provisions

The movement in “Other provisions” in 2011 and 2010 is as follows:

Millions of euros
Other provisions at December 31, 2009	1,695
Additions	733
Retirements/amount applied	(315)
Transfers	112
Inclusion of companies	341
Translation differences	84

Other provisions at December 31, 2010	2,650

Additions	707
Retirements/amount applied	(480)
Transfers	88
Translation differences	(96)

Other provisions at December 31, 2011	2,869

“Other provisions” includes the amount recorded in 2007 in relation to the 188 million euro fine imposed on Telefónica de España, S.A.U. by the EC anti-trust authorities.

Also included are the provisions for dismantling of assets recognized by Group companies in the amount of 401 million euros in 2011 (405 million euros in 2010).

Finally, “Other Provisions” in 2011 and 2010 also includes the provisions recorded (or used) by Group companies to cover the risks inherent in the realization of certain assets, the contingencies arising from their respective business activities and the risks arising from commitments and litigation acquired in other transactions, recognized as indicated in Note 3.1.

Given the nature of the risks covered by these provisions, it is not possible to determine a reliable schedule of potential payments, if any.

(16)	DERIVATIVE FINANCIAL INSTRUMENTS AND RISK MANAGEMENT POLICIES

The Telefónica Group is exposed to various financial market risks as a result of: (i) its ordinary business activity, (ii) debt incurred to finance its business, (iii) its investments in companies, and (iv) other financial instruments related to the above commitments.

The main market risks affecting Group companies are as follows:

1.	Exchange rate risk

Exchange rate risk arises primarily from (i) Telefónica’s international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America, but also in the United Kingdom and the Czech Republic), and (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt.

2.	Interest rate risk

Interest rate risk arises primarily from changes in interest rates affecting (i) financial expenses on floating rate debt (or short-term debt likely to be renewed), due to changes in interest rates and (ii) the value of long-term liabilities at fixed interest rates.

3.	Share price risk

Share price risk arises primarily from changes in the value of the equity investments that may be bought, sold or otherwise involved in transactions, from changes in the value of derivatives associated with such investments, from changes in the value of treasury shares and from equity derivatives.

The Telefónica Group is also exposed to liquidity risk if a mismatch arises between its financing needs (including operating and financial expense, investment, debt redemptions and dividend commitments) and its sources of finance (including revenues, divestments, credit lines from financial institutions and capital market transactions). The cost of finance could also be affected by movements in the credit spreads (over benchmark rates) demanded by lenders.

Finally, the Telefónica Group is exposed to “country risk” (which overlaps with market and liquidity risks). This refers to the possible decline in the value of assets, cash flows generated or cash flows returned to the parent company as a result of political, economic or social instability in the countries where the Telefónica Group operates, especially in Latin America.

The Telefónica Group actively manages these risks through the use of derivatives (primarily on exchange rates, interest rates and share prices) and by incurring debt in local currencies, where appropriate, with a view to stabilizing cash flows, the income statement and investments. In this way, it attempts to protect the Telefónica Group’s solvency, facilitate financial planning and take advantage of investment opportunities.

The Telefónica Group manages its exchange rate risk and interest rate risk in terms of net debt and net financial debt as calculated by them. The Telefónica Group believes that these parameters are more appropriate to understanding its debt position. Net debt and net financial debt take into account the impact of the Group’s cash balance and cash equivalents including derivatives positions with a positive value linked to liabilities. Neither net debt nor net financial debt as calculated by the Telefónica Group should be considered an alternative to gross financial debt (the sum of current and non-current interest-bearing debt) as a measure of liquidity.

For a more detailed description on reconciliation of net debt and net financial debt to gross financial debt, see Note 2.

Exchange rate risk

The fundamental objective of the exchange rate risk management policy is that, in event of depreciation in foreign currencies relative to the euro, any potential losses in the value of the cash flows generated by the businesses in such currencies, caused by depreciation in exchange rates of a foreign currency relative to the euro, are offset (to some extent) by savings from the reduction in the euro value of debt denominated in such currencies. The degree of exchange rate hedging employed varies depending on the type of investment.

At December 31, 2011, net debt in Latin American currencies was equivalent to approximately 7,953 million euros. However, the Latin American currencies in which this debt is denominated is not distributed in proportion to the cash flows generated in each currency. The future effectiveness of the strategy described above as a hedge of exchange rate risks therefore depends on which currencies depreciate relative to euro.

The Telefónica Group aims to protect itself against declines in Latin American currencies relative to the euro affecting asset values through the use of dollar-denominated debt, incurred either in Spain (where such debt is associated with an investment as long as it is considered to be an effective hedge) or in the country itself, where the market for local currency financing or hedges may be inadequate or non-existent. At December 31, 2011, the Telefónica Group’s net debt denominated in dollars was equivalent to 1,373 million euros.

The Telefónica Group’s aim is to maintain the same proportion of pound sterling-denominated net debt to OIBDA as the Telefónica Group’s net debt to OIBDA ratio, on a consolidated basis, to reduce its sensitivity to changes in the pound sterling to euro exchange rate. Pound sterling-denominated net debt at December 31, 2011, was equivalent to 3,540 million euros, less than the 4,025 million euros at December 31, 2010.

The risk-management objective to protect the investment in the Czech Republic is similar to that described for the investment in the UK, where the amount of Czech crown-denominated debt is proportional to the “Telefónica Europe” business unit in the Czech Republic. Czech crown-denominated net debt at December 31, 2011 was 1.7 times OIBDA in Czech crown (1.6 times in 2010) on a consolidated basis and 2.5 times (2.3 times in 2010) on a proportional basis. Both were below the Telefónica Group’s net debt to OIBDA ratio in 2011.

The Telefónica Group also manages exchange rate risk by seeking to minimize the negative impact of any remaining exchange rate exposure on the income statement, regardless of whether there are open positions. Such open position exposure can arise for any of three reasons: (i) a thin market for local derivatives or difficulty in sourcing local currency finance which makes it impossible to arrange a low-cost hedge (as in Argentina and Venezuela), (ii) financing through intra-group loans, where the accounting treatment of exchange rate risk is different from that for financing through capital contributions, and (iii) as the result of a deliberate policy decision, to avoid the high cost of hedges that are not warranted by expectations or high risk of depreciation.

In 2011, exchange rate management resulted in negative exchange rate differences totaling 176 million euros (excluding the impact of monetary correction), compared to 147 million euros in negative differences in 2010.

The following table illustrates the sensitivity of income loss and equity to changes in exchange rates, where: a) to calculate the impact on the income statement, the exchange rate position affecting the income statement at the end of 2011 was considered constant during 2012; and b) to calculate the impact on equity, only monetary items have been considered, namely debt and derivatives such as hedges of net investments and loans to subsidiaries associated with the investment, whose composition is considered constant in 2012 and identical to that existing at the end of 2011. In both cases, Latin American currencies are assumed to depreciate against the US dollar, and the rest of the currencies against the euro by 10%.

Millions of euros Currency	Change	Impact on the consolidated income statement	Impact on consolidated equity
All currencies vs EUR	10%	112	(180)
USD vs. EUR	10%	15	32
European currencies vs EUR	10%	1	(353)
Latin American currencies vs USD	10%	96	141

All currencies vs EUR	(10)%	(112)	180

USD vs. EUR	(10)%	(15)	(32)
European currencies vs EUR	(10)%	(1)	353
Latin American currencies vs USD	(10)%	(96)	(141)

The Group’s monetary position in Venezuela at December 31, 2011 is a net debtor position of 1,428 million Venezuelan bolivars (equivalent to approximately 257 million euros). However, it had an average creditor position in 2011, leading to a higher financial expense in the amount of 21 million euros.

Interest rate risk

The Telefónica Group’s financial expenses are exposed to changes in interest rates. In 2011, the rates applied to the largest amount of short-term debt were mainly based on the Euribor, the Czech crown Pribor, the Brazilian SELIC, the US dollar and pound sterling Libor, and the Colombian UVR. In nominal terms, at December 31, 2011, 66% of the Telefónica Group’s net debt (or 70% of long-term net debt) was at rates fixed for a period longer than one year, compared to 65% of net debt (70% of long-term net debt) in 2010. Of the remaining 30% (net debt at floating or fixed rates maturing in less than one year), the interest rate on 15 percentage points was set for period of more than one year (5% of long-term debt), compared to 18 percentage points on debt at floating or fixed rates maturing in less than one year (7% of long-term net debt) at December 31, 2010. This decrease in 2011 from 2010 is due to our decision to cancel or not renew an amount equivalent to 692 million euros of caps and floors in euros, US dollars and pounds sterling, following the policy implemented in 2009 in anticipation of a fall in interest rates.

In addition, early retirement liabilities were discounted to present value over the year based on the curve on the swap rate markets. The decrease in interest rates has increased the market value of these liabilities. However, this increase was nearly completely offset by the increase in the value of the hedges on these positions.

Net financial expenses rose 11% to 2,941 million euros in 2011 from 2,649 million euros in 2010, mainly due to the 12.7% increase in average debt in 2011. Stripping out exchange-rate effects (and including the impact of monetary correction), net financial expense for 2011 totaled 2,764 million euros, a 10% increase from the 2,502 million euros obtained in 2010, below the 12.7% increase in average debt mentioned previously.

To illustrate the sensitivity of financial expenses to variability in short-term interest rates, a 100 basis points increase in interest rates in all currencies in which Telefónica has financial positions at December 31, 2011 has been assumed, and a 100 basis points decrease in interest rates in all currencies except pound sterling and the US dollar, to avoid negative rates. The constant position equivalent to that prevailing at the end of 2011 has also been assumed.

To illustrate the sensitivity of equity to variability in interest rates, a 100 basis points increase in interest rates in all currencies and in all curve periods where there is a financial position at December 31, 2011, and a 100 basis points decrease in all currencies and in all periods, have been assumed. In addition, only positions with cash flow hedges have been considered, given that they are mostly the only positions where the change in fair value due to interest rate movements is recorded in equity.

Millions of euros Change in basis points (bp) (*)	Impact on consolidated income statement	Impact on consolidated equity
+100bp	(141)	779
-100bp	147	849

(*)	Impact on results of 100bp change in all currencies, except the pound sterling and the US dollar.

Share price risk

The Telefónica Group is exposed to changes in the value of equity investments that may be bought, sold or otherwise involved in transactions, from changes in the value of derivatives associated with such investments, from treasury shares and from equity derivatives.

According to the Telefónica, S.A. share option plan, Performance Share Plan (PSP) and the Performance & Investment Plan (PIP) (see Note 20) the shares to be delivered to employees under such plan may be either the parent company treasury shares, acquired by them or any of its Group companies; or newly-issued shares. The possibility of delivering shares to beneficiaries of the plan in the future, in accordance with relative total shareholders’ return, implies a risk since there could be an obligation to hand over a maximum number of shares at the end of each phase, whose acquisition (in the event of acquisition in the market) in the future could imply a higher cash outflow than required on the start date of each phase if the share price is above the corresponding price on the phase start date. In the event that new shares are issued for delivery to the beneficiaries of the plan, there would be a dilutive effect for ordinary shareholders as a result of the higher number of shares delivered under such plan outstanding.

To reduce the risk associated with variations in share price under these plans, Telefónica has acquired instruments that replicate the risk profile of some of the shares deliverable under the plan as explained in Note 20.

During 2010, an incentive plan for Group employees to purchase Telefónica shares, approved at the Ordinary General Shareholders’ Meeting of 2009, was initiated. The cost of this plan will not exceed 50 million euros, as agreed in the aforementioned Ordinary General Shareholders’ Meeting (see Note 20 for further details).

In addition, the Group may use part of the treasury shares of Telefónica, S.A. held at December 31, 2011 to cover shares deliverable under the PSP or the PIP. The net asset value of the treasury shares could increase or decrease depending on variations in Telefónica, S.A.’s share price.

Liquidity risk

The Telefónica Group seeks to match the schedule for its debt maturity payments to its capacity to generate cash flows to meet these maturities, while allowing for some flexibility. In practice, this has been translated into two key principles:

1.

The Telefónica Group’s average maturity of net financial debt is intended to stay above 6 years, or be restored above that threshold in a reasonable period of time if it eventually falls below it. This principle is considered as a guideline when managing debt and access to credit markets, but not a rigid requirement. When calculating the average maturity for the net financial debt and part of the undrawn credit lines can be considered as offsetting the shorter debt maturities, and extension options on some financing facilities may be considered as exercised, for calculation purposes.

2.

The Telefónica Group must be able to pay all commitments over the next 12 months without accessing new borrowing or accessing the capital markets (although drawing upon firm credit lines arranged with banks), assuming budget projections are met.

As of December 31, 2011, the average maturity of its 56,304 million euros of net financial debt was 5.44 years.

At December 31, 2011, gross financial debt scheduled maturities in 2012 amounted to approximately 10,333 million euros (including the net position of derivative financial instruments), which is lower than the amount of funds available, calculated as the sum of: a) current financial assets and cash at December 31, 2011 (6,434 million euros excluding derivative financial instruments), b) annual cash generation projected for 2012; and c) undrawn credit facilities arranged with banks whose original maturity is over one year (an aggregate of more than 7,724 million euros at December 31, 2011), providing flexibility to the Telefónica Group with regard to accessing capital or credit markets in the next 12 months. For a further description of the Telefónica Group’s liquidity and capital resources in 2012, see Note 13.2 Financial Liabilities and Appendix III.

Country risk

The Telefónica Group managed or mitigated country risk by pursuing two lines of action (in addition to its normal business practices):

1.

Partly matching assets to liabilities (those not guaranteed by the parent company) in the Telefónica Group’s Latin American companies such that any potential asset impairment would be accompanied by a reduction in liabilities; and,

2.	Repatriating funds generated in Latin America that are not required for the pursuit of new, profitable business development opportunities in the region.

Regarding the first point, at December 31, 2011, the Telefónica Group’s Latin American companies had net financial debt not guaranteed by the parent company of 6,564 million euros, which represents 11.7% of consolidated net financial debt.

Regarding the repatriation of funds to Spain, it received 3,139 million euros from the Group’s Latin America companies in 2011, of which 2,379 million euros was from dividends, 402 million euros from intra-group loans (payments of interest and repayments of principal), 112 million euros from financial investments, 28 million euros from capital reductions and 219 million euros from other items. These amounts were equally offset by additional amounts invested in Mexico (65 million euros). As a result of the foregoing, net funds repatriated to Spain from the Group’s Latin America companies amounted to the equivalent of 3,074 million euros at December 31, 2011.

In this regard, it is worth noting that since February 2003, Venezuela has had an exchange control mechanism in place, managed as indicated above by the Currency Administration Commission (CADIVI). The body has issued a number of regulations (“providencias”) governing the modalities of currency sales in Venezuela at official exchange rates. Foreign companies which are duly registered as foreign investors are entitled to request approval to acquire currencies at the official exchange rate by the CADIVI, in line with regulation number 029, article 2, section c) “Remittance of earnings, profits, income, interest and dividends from international investment.” Telefónica Venezolana, C.A. (formerly Telcel, C.A.), a Telefónica Group subsidiary in Venezuela, obtained the aforementioned requested approval on 295 million Venezuelan bolivars in 2006, 473 million Venezuelan bolivars in 2007 and 785 million Venezuelan Bolivars in 2008. At December 31, 2011, payment of two dividends agreed by the company in the amount of 5,882 million Venezuelan bolivars is pending approval by the CADIVI.

Credit risk

The Telefónica Group trades in derivatives with creditworthy counterparties. Therefore, Telefónica, S.A. generally trades with credit entities with “senior debt” ratings of at least “A.” In Spain, where most of the Group’s derivatives portfolio is held, there are netting agreements with financial institutions, with debtor or creditor positions offset in case of bankruptcy, limiting the risk to the net position. In addition, since Lehman went bankrupt, the credit ratings of rating agencies have proved to be less effective as a credit risk management tool. Therefore, the 5-year CDS (Credit Default Swap) of credit institutions has been added. This way, the CDS of all the counterparties with which Telefónica, S.A. operates is monitored at all times in order to assess the maximum allowable CDS for operating at any given time. Transactions are generally only carried out with counterparties whose CDS is below the threshold.

For other subsidiaries, particularly those in Latin America, assuming a stable sovereign rating provides a ceiling which is below “A,” trades are with local financial entities whose rating by local standards is considered to be of high creditworthiness.

Meanwhile, with credit risk arising from cash and cash equivalents, the Telefónica Group places its cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a general framework, revised annually. Counterparties are chosen according to criteria of liquidity, solvency and diversification based on the conditions of the market and countries where the Group operates. The general framework sets: (i) the maximum amounts to be invested by counterparty based on its rating (long-term debt rating); (ii) the maximum tenor of the investment, set at 180 days; and (iii) the instruments in which the surpluses may be invested (money-market instruments).

The Telefónica Group considers managing commercial credit risk as crucial to meeting its sustainable business and customer base growth targets in a manner that is consistent with its risk-management policy.

This is based on continuous monitoring of the risk assumed and the resources necessary to optimize the risk-reward ratio in its operations. Particular attention is given to those clients that could cause a material impact on the Group’s financial statements for which, depending on the segment and type of relation, hedging instruments or collateral may be required to mitigate exposure to credit risk.

All Group companies adopt policies, procedures, authorization guidelines, and homogeneous management practices, in consideration of the particularities of each market and best international practices, and incorporating this commercial credit risk management model into the Group’s decision making processes, both from a strategic and day to day operating perspective, which risk assessment guides the commercial offering available for the various credit profiles.

The Telefónica Group’s maximum exposure to credit risk is initially represented by the carrying amounts of the financial assets (Notes 10, 11 and 13) and the guarantees given by the Telefónica Group.

Several Telefónica Group companies provide operating guarantees granted by external counterparties, which are offered during their normal commercial activity, in bids for licenses, permits and concessions, and spectrum acquisitions. At December 31, 2011, these guarantees amounted to approximately 2,545 million euros (see Note 21.e).

Capital management

Telefónica’s corporate finance department, which is in charge of Telefónica’s capital management, takes into consideration several factors when determining Telefónica’s capital structure, with the aim of ensuring sustainability of the business and maximizing the value to shareholders.

Telefónica monitors its cost of capital with a goal of optimizing its capital structure. In order to do this, Telefónica monitors the financial markets and updates to standard industry approaches for calculating weighted average cost of capital, or WACC. Telefónica also uses a net financial debt ratio below 2.35x OIBDA in the medium term (excluding items of a non-recurring or exceptional nature), enabling to obtain and maintain the desired credit rating over the medium term, and with which the Telefónica Group can match the potential cash flow generation with the alternative uses that could arise at all times.

These general principles are refined by other considerations and the application of specific variables, such as country risk in the broadest sense, or the volatility in cash flow generation, when determining the Telefónica Group’s financial structure.

Derivatives policy

At December 31, 2011, the nominal value of outstanding derivatives with external counterparties amounted to 178,641 million euros equivalent, a 27% increase from 140,272 million euros equivalent at December 31, 2010. This figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying liability. For example, a foreign currency loan can be hedged into floating rate, and then each interest rate period can be fixed using a fixed rate hedge, or FRA (forward rate agreement). Even using such techniques to reduce the position, it is still necessary to take extreme care in the use of derivatives to avoid potential problems arising through error or a failure to understand the real position and its associated risks.

Telefónica’s derivatives policy emphasizes the following points:

1)	Derivatives based on a clearly identified underlying.

Acceptable underlyings include profits, revenues and cash flows in either a company’s functional currency or another currency. These flows can be contractual (debt and interest payments, settlement of foreign currency payables, etc.), reasonably certain or foreseeable (property, plant, and equipment purchases, future debt issues, commercial paper programs, etc.). The acceptability of an underlying asset in the above cases does not depend on whether it complies with accounting rules requirements for hedge accounting, as is required in the case of certain intragroup transactions, for instance. Parent company investments in subsidiaries with functional currencies other than the euro also qualify as acceptable underlying assets.

Economic hedges, which are hedges with a designated underlying asset and which in certain circumstances offset fluctuations in the underlying asset value, do not always meet the requirements and effectiveness tests laid down by accounting standards for treatment as hedges. The decision to maintain positions that cease to qualify as effective or fail to meet other requirements will depend on the marginal impact on the income statement and how far this might compromise the goal of a stable income statement. In any event, the variations are recognized in the income statement.

2)	Matching of the underlying to one side of the derivative.

This matching basically applies to foreign currency debt and derivatives hedging foreign currency payments by Telefónica Group subsidiaries. The aim is to eliminate the risk arising from changes in foreign currency interest rates. Nonetheless, even when the aim is to achieve perfect hedging for all cash flows, the lack of liquidity in certain markets, especially in Latin American currencies, has meant that historically there have been mismatches between the terms of the hedges and those of the debts they are meant to hedge. The Telefónica Group intends to reduce these mismatches, provided that doing so does not involve disproportionate costs. In this regard, if adjustment does prove too costly, the financial timing of the underlying asset in foreign currency will be modified in order to minimize interest rate risk in foreign currency.

In certain cases, the timing of the underlying as defined for derivative purposes may not be exactly the same as the timing of the contractual underlying.

3)	Matching the company contracting the derivative and the company that owns the underlying.

Generally, the aim is to ensure that the hedging derivative and the hedged asset or liability belong to the same company. Sometimes, however, the holding companies (Telefónica, S.A. and Telefónica Internacional, S.A.) have arranged hedges on behalf of a subsidiary that owns the underlying asset. The main reasons for separating the hedge and the underlying asset were possible differences in the legal validity of local and international hedges (as a result of unforeseen legal changes) and the different credit ratings of the counterparties (of the Telefónica Group companies as well as those of the banks).

4)	Ability to measure the derivative’s fair value using the valuation systems available to the Telefónica Group.

The Telefónica Group uses a number of tools to measure and manage risks in derivatives and debt. The main ones are Kondor+, licensed by Reuters, which is widely used by financial institutions, and MBRM specialist financial calculator libraries.

5)	Sale of options only when there is an underlying exposure.

Telefónica considers the sale of options when: i) there is an underlying exposure (on the consolidated statement of financial position or associated with a highly probable cash outflow) that would offset the potential loss for the year if the counterparty exercised the option, or ii) the option is part of a structure in which another derivative offsets any loss. The sale of options is also permitted in option structures where, at the moment they are taken out, the net premium is either positive or zero.

For instance, it would be possible to sell short-term options on interest rate swaps that entitle the counterparty to receive a certain fixed interest rate, below the level prevailing at the time the option was sold. This would mean that if rates fell and the counterparty exercised its option, the Group would swap part of its debt from floating rate to a lower fixed rate, having received a premium.

6)	Hedge accounting

The main risks that may qualify for hedge accounting are as follows:

•	Variations in market interest rates (either money-market rates, credit spreads or both) that affect the value of the underlying asset or the measurement of the cash flows;

•	Variations in exchange rates that change the value of the underlying asset in the company’s functional currency and affect the measurement of the cash flow in the functional currency;

•

Variations in the volatility of any financial variable, asset or liability that affect either the valuation or the measurement of cash flows on debt or investments with embedded options, whether or not these options are separable; and

•	Variations in the valuation of any financial asset, particularly shares of companies included in the portfolio of “Available-for-sale financial assets”.

Regarding the underlying:

•	Hedges can cover all or part of the value of the underlying;

•	The risk to be hedged can be for the whole period of the transaction or for only part of the period; and

•

The underlying may be a highly probable future transaction, or a contractual underlying (loan, foreign currency payment, investment, financial asset, etc.) or a combination of both that defines an underlying with a longer term.

This may on occasion mean that the hedging instruments have longer terms than the related contractual underlying. This happens when the Group enters into long-term swaps, caps or collars to protect ourselves against interest rate rises that may raise the financial expense of its promissory notes, commercial paper and some floating rate loans which mature earlier than their hedges. These floating rate financing programs are highly likely to be renewed and Telefónica commits to this by defining the underlying asset in a more general way as a floating rate financing program whose term coincides with the maturity of the hedge.

Hedges can be of three types:

•	Fair value hedges.

•

Cash flow hedges. Such hedges can be set at any value of the risk to be hedged (interest rates, exchange rates, etc.) or for a defined range (interest rates between 2% and 4%, above 4%, etc.). In this last case, the hedging instrument used is options and only the intrinsic value of the option is recognized as an effective hedge. Changes in the time value of options are recognized in the income statement. To prevent excessive swings in the income statement from changes in time value, the hedging ratio (amount of options for hedging relative to the amount of options not treated as hedges) is assigned dynamically, as permitted by the standard.

•

Hedges of net investment in consolidated foreign subsidiaries. Generally, such hedges are arranged by the parent company and the other Telefónica holding companies. Wherever possible, these hedges are implemented through real debt in foreign currency. Often, however, this is not always possible as many Latin American currencies are non-convertible, making it impossible for non-resident companies to issue local currency debt. It may also be that the debt market in the currency concerned is too thin to accommodate the required hedge (for example, the Czech crown and pounds sterling), or that an acquisition is made in cash with no need for market financing. In these circumstances derivatives, either forwards or cross-currency swaps are used to hedge the net investment.

Hedges can comprise a combination of different derivatives.

Management of accounting hedges is not static, and the hedging relationship may change before maturity. Hedging relationships may change to allow appropriate management that serves the Group’s stated principles of stabilizing cash flows, stabilizing net financial income/expense and protecting share capital. The designation of hedges may therefore be cancelled, before maturity, because of a change in the underlying, a change in perceived risk on the underlying or a change in market view. Derivatives included in these hedges may be reassigned to new hedges where they meet the effectiveness test and the new hedge is well documented. To gauge the efficiency of transactions defined as accounting hedges, the Group analyzes the extent to which the changes in the fair value or in the cash flows attributable to the hedged item would offset the changes in fair value or cash flows attributable to the hedged risk using a linear regression model.

The main guiding principles for risk management are established by Telefónica’s Finance Department and implemented by company financial officers (who are responsible for balancing the interests of each company and those of the Telefónica Group). The Corporate Finance Department may allow exceptions to this policy where these can be justified, normally when the market is too thin for the volume of transactions required or on clearly limited and small risks. New companies joining the Telefónica Group as a result of mergers or acquisitions may also need time to adapt.

The breakdown of the financial results recognized in 2011, 2010 and 2009 is as follows:

(Millions of euros)	2011	2010	2009
Interest income	586	454	528
Dividends received	42	40	45
Other financial income	181	266	151
Interest expenses	(2,671)	(2,514)	(3,036)
Ineffective portion of cash flow hedges	1	(16)	(17)
Accretion of provisions and other liabilities	(106)	(145)	(254)
Changes in fair value of financial assets at fair value through profit or loss	573	25	124
Changes in fair value of financial liabilities at fair value through profit or loss	(808)	(39)	(132)
Transfer from equity to profit and loss from cash flow hedges	(210)	(73)	77
Transfer from equity to profit and loss from available-for-sale assets	(3)	(202)	4
Gain/(loss) on fair value hedges	908	168	(427)
(Loss)/gain on adjustment to items hedged by fair value hedges	(747)	(211)	439
Other expenses	(528)	(290)	(269)

Net finance costs excluding foreign exchange differences	(2,782)	(2,537)	(2,767)

The breakdown of Telefónica’s derivatives at December 31, 2011, their fair value at year-end and the expected maturity schedule are as set forth in the table below:

Millions of euros Derivatives	Fair value: at 12/31/11 (**)	Maturity (notional amount) (*)
		2012	2013	2014	Subsequent years	Total
Interest rate hedges	(81)	(1,785)	668	(825)	8,217	6,275
Cash flow hedges	866	(1,118)	1,086	(350)	11,380	10,998
Fair value hedges	(947)	(667)	(418)	(475)	(3,163)	(4,723)
Exchange rate hedges	(962)	328	339	77	6,702	7,446
Cash flow hedges	(932)	340	230	1	6,519	7,090
Fair value hedges	(30)	(12)	109	76	183	356
Interest and exchange rate hedges	(618)	(76)	1,110	(45)	2,547	3,536
Cash flow hedges	(597)	(31)	1,158	66	2,098	3,291
Fair value hedges	(21)	(45)	(48)	(111)	449	245
Hedge of net investment in foreign operations	(81)	(1,427)	(160)	(280)	(1,313)	(3,180)
Derivatives not designated as hedges	(488)	9,375	(480)	(144)	(1,516)	7,235
Interest rate	(230)	8,038	(579)	(144)	(2,404)	4,911
Exchange rate	(255)	1,338	99	—	888	2,325
Interest and exchange rate	(3)	(1)	—	—	—	(1)

(*)	For hedges, the positive amount is in terms of fixed “payment.”

For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.

(**)	Positive amounts indicate payables.

The breakdown of Telefónica’s derivatives at December 31, 2010, their fair value at year-end and the expected maturity schedule are as set forth in the table below:

Millions of euros	Fair value: at 12/31/10 (**)	Maturity (notional amount) (*)
Derivatives		2011	2012	2013	Subsequent years	Total
Interest rate hedges	(355)	(5,850)	60	(2,083)	7,202	(671)
Cash flow hedges	266	(3,504)	556	(438)	8,487	5,101
Fair value hedges	(621)	(2,346)	(496)	(1,645)	(1,285)	(5,772)

Exchange rate hedges	(405)	1,329	113	579	4,323	6,344
Cash flow hedges	(404)	1,206	113	579	4,323	6,221
Fair value hedges	(1)	123	—	—	—	123

Interest and exchange rate hedges	(31)	253	272	1,162	2,595	4,282
Cash flow hedges	(87)	191	246	1,148	2,252	3,837
Fair value hedges	56	62	26	14	343	445

Hedge of net investment in foreign	(234)	(2,221)	(118)	(160)	(1,030)	(3,529)

Derivatives not designated as hedges	(411)	4,839	318	(289)	(428)	4,440
Interest rate	(245)	4,231	426	(427)	(1,316)	2,914
Exchange rate	(168)	528	(107)	138	888	1,447
Interest and exchange rate	2	80	(1)	—	—	79

(*)	For hedges, the positive amount is in terms of fixed “payment.”

For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.

(**)	Positive amounts indicate payables.

A list of derivative products entered into at December 31, 2011 and 2010 is provided in Appendix III.

(17)	INCOME TAX MATTERS

Consolidated tax group

Pursuant to a Ministerial Order dated December 27, 1989, since 1990 Telefónica, S.A. has filed consolidated tax returns for certain Group companies. The consolidated tax group comprised 48 companies in 2011 (46 in 2010).

Deferred taxes

The movements in deferred taxes in 2011 and 2010 are as follows:

	Millions of euros
	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2010	5,693	6,074
Additions	2,162	779
Disposals	(1,326)	(1,688)
Transfers	48	(145)
Translation differences and hyperinflation adjustments	(163)	(302)
Company movements and others	3	21

Balance at December 31, 2011	6,417	4,739

	Millions of euros
	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2009	5,971	3,082
Additions	1,221	586
Disposals	(2,270)	(421)
Transfers	(16)	365
Translation differences and hyperinflation adjustments	207	312
Company movements and others	580	2,150

Balance at December 31, 2010	5,693	6,074

“Additions” of deferred tax assets in 2011 include the tax impact of the labor force reduction plan for Telefónica in Spain (see Note 15).

Meanwhile, “Disposals” of deferred tax assets include the impact of the Group’s labor force reduction plans carried out and which were recorded in previous years.

The movement in “Deferred tax liabilities” in 2011 includes mainly the reversal of a deferred tax liability as a result of the merger between Brazilian companies Telesp and Vivo Participações, S.A. in October in the amount of 1,288 million euros (see Note 2).

Expected realization of deferred tax assets and liabilities

In the majority of cases, realization of the Group’s deferred tax assets and liabilities depends on the future activities carried out by the different companies, tax regulations in the different countries in which these companies operate, and on the strategic decisions affecting the companies. In this regard, the expected realization is based on a series of assumptions that may be altered as the corresponding situations continue to develop. Under the assumptions made, the estimated realization of deferred tax assets and liabilities recognized in the consolidated statement of financial position at December 31, 2011 is as follows:

12/31/11	Total	Less than 1 year	More than 1 year
Deferred tax assets	6,417	1,094	5,323
Deferred tax liabilities	4,739	777	3,962

Deferred tax assets

Deferred tax assets in the accompanying consolidated statement of financial position include tax loss carryforwards, unused tax credits recognized (deductions) and deductible temporary differences recognized at the end of the reporting period.

Tax credits for loss carryforwards

The available tax loss carryforwards in Spain at December 31, 2011 at the main Group companies amounted to 4,933 million euros (4,575 million euros for companies belonging to the tax group).

The consolidated statement of financial position at December 31, 2011 includes a 729 million euro deferred tax asset corresponding to 2,430 million euros of recognized tax loss carryforwards in Spain.

The 2002 tax return included a negative adjustment of 2,137 million euros from Telefónica Móviles, S.A. (now Telefónica, S.A.) arising through the transfer of certain holdings of Group companies acquired in previous years, which was challenged by the Spanish tax authorities. The challenging of this adjustment in the tax audit has not affected the consolidated financial statements as in accordance with past rulings by the tax authorities, which differed from the interpretation put forward by the Company, the Company decided then not to recognize it.

In relation to the sale by Terra Networks, S.A. (now Telefónica, S.A.) of its stake in Lycos Inc. in 2004, the Company began procedures to recognize a higher tax loss of up to 7,418 million euros because of measuring as acquisition value for tax purposes, the market value of Lycos Inc. shares received, rather than their carrying amount, in conformity with Article 159 of the Spanish Corporation Law. No effect on the consolidated financial statements has been considered until the Company receives a definitive ruling on this procedure.

Telefónica Europe has recognized 439 million euros, mainly from the Telefónica Germany Group, which has tax credits and deductible temporary differences incurred in prior years amounting to 7,682 million euros, of which 412 million euros have been recognized as deferred tax assets in line with the prospects of generating future taxable earnings. These tax credits do not expire.

Unused tax credits recognized in the consolidated statement of financial position at the Latin American subsidiaries at December 31, 2011 amounted to 323 million euros.

Deductions

The Group has recognized an amount of 191 million euros of unused tax credits, generated primarily from export activity, in the consolidated statement of financial position at December 31, 2011.

Temporary differences

Temporary differences are generated as a result of the difference between tax bases of the assets and liabilities and their respective carrying amounts. Deductible temporary differences, tax deductions and credits and tax loss carryforwards give rise to deferred tax assets on the consolidated statement of financial position, whereas taxable temporary differences in tax bases give rise to deferred tax liabilities on the consolidated statement of financial position. The sources of deferred tax assets and liabilities from temporary differences recognized at December 31, 2011 and 2010 are as follows:

	Millions of euros
	2011		2010
	Deferred tax	Deferred tax	Deferred tax	Deferred tax
	assets	liabilities	assets	liabilities
Property, plant and equipment	283	753	273	467
Intangible assets	268	2,211	265	4,522
Personnel commitments	1,546	—	956	—
Provisions	1,267	158	1,172	81
Investments in subsidiaries, associates and joint ventures	614	975	443	532
Other	757	642	873	472

Total	4,735	4,739	3,982	6,074

The net movements of assets and liabilities resulting from temporary differences recognized directly in equity in 2011 and 2010 amounts to 239 million euros and 63 million euros, respectively, as shown in the consolidated statement of comprehensive income.

Tax payables and receivables

Current tax payables and receivables at December 31, 2011 and 2010 are as follows:

	Millions of euros
	Balance at	Balance at
	12/31/11	12/31/10
Taxes payable:
Tax withholdings	163	124
Indirect taxes	1,018	1,164
Social security	187	228
Current income taxes payable	611	695
Other	589	611

Total	2,568	2,822

	Millions of euros
	Balance at	Balance at
	12/31/11	12/31/10
Tax receivables:
Indirect tax	772	775
Current income taxes receivable	569	338
Other	226	218

Total	1,567	1,331

Reconciliation of book profit before taxes to taxable income

The reconciliation between accounting profit and the income tax expense for 2011, 2010 and 2009 is as follows:

	Millions of euros
	2011	2010	2009
Accounting profit before tax	6,488	13,901	10,387
Tax expense at prevailing statutory rate (30%)	1,946	4,170	3,116
Effect of statutory rate in other countries	(19)	(52)	(20)
Variation in tax expense from new taxes	11	10	(15)
Permanent differences	(22)	(69)	(402)
Changes in deferred tax charge due to changes in tax rate	(26)	(21)	—
Capitalization of tax deduction and tax relief	(97)	(112)	(143)
Use of loss carryforwards	(200)	(134)	(5)
Increase / (Decrease) in tax expense arising from temporary differences	(1,344)	(42)	(82)
Other	52	79	1

Income tax expense	301	3,829	2,450

Breakdown of current/deferred tax expense
Current tax expense	1,557	2,455	3,848
Deferred tax benefit	(1,256)	1,374	(1,398)

Total income tax expense	301	3,829	2,450

The income tax expense for 2011 includes the reversal of a deferred tax liability as a result of the merger between Brazilian companies Telesp and Vivo Participações, S.A. in October for 1,288 million euros (see Note 2), included in the preceding table under “Increase/(Decrease) in tax expense arising from temporary differences.”

The permanent differences arise mainly from events that produce taxable income not recognized in the consolidated income statement, as well as impacts recognized in profit before tax that do not generate taxable profit. Noteworthy in this respect in 2010 is the portion of the capital gain obtained from the remeasurement of the previously held investment in Brasilcel (see Note 2), as it relates to temporary differences on investments in subsidiaries (see Note3.n).

In addition, permanent differences for 2010 include the recognition of tax credits in Mexico and Terra Brasil, in the amounts of 75 million euros and 63 million euros, respectively, based on the estimates of taxable income of each of the companies according to the updated business plan.

In addition, subsequent to the review of tax assets recognized in the consolidated statement of financial position at the end of 2010, it was determined that the 864 million euros of tax assets recognized at Colombia Telecomunicaciones, S.A. should be derecognized since the company’s revised business plans did not ensure that there would be sufficient taxable profit to allow the deferred tax asset to be utilized.

Tax inspections and tax-related lawsuits

On September 25, 2002, tax inspections commenced at several companies included in tax group 24/90, of which Telefónica, is the parent company for the years from 1998 to 2000.

The tax assessments related to this review, which included settlement agreements and imposed fines on Telefónica, were signed by the company in disagreement in October 2004 and July 2005. The total amount of these assessments was 140 million euros.

In April 2007, Telefónica filed an administrative appeal before the National Court of Justice, requesting the annulment of the settlement as well as the inclusion of other concepts in its favor not contemplated in the inspection. In the process, it was requested that the execution of the settlements and penalties appealed be suspended by providing the appropriate guarantees. On February 22, 2010, Telefónica received the notification of the ruling by the National Court of Justice dated February 4, 2010, in which it partially accepted the Company’s allegations, annulling the imposition of sanctions. On May 18, 2010, the National Court of Justice accepted Telefónica, S.A.’s appeal and ruled on April 5, 2010 to refer the case to the Supreme Court. On June 4, 2010, the tax authorities filed an appeal before the Supreme Court against one of the rulings of the National Court of Justice partially accepting Telefónica’s allegations. In January 2011, Telefónica submitted a brief of opposition against that appeal before the Supreme Court.

In addition, a new tax inspection commenced in June 2006 and concluded in July 2008 for the periods 2001-2004. The income tax statements for such periods included a negative adjustment for 2,317 million euros which was challenged by the Spanish tax authorities, although this did not affect the consolidated financial statements as it was not recognized. At the same time, the Treasury challenged the export credits claimed, which amounted to deductions of approximately 346 million euros.

Telefónica filed an administrative appeal before the Central Administrative Economic Court, which on September 10, 2009 ruled against the interests of the Company. Telefónica, S.A. filed an administrative appeal before the National Court of Justice against this resolution of September 10, 2009. Telefónica, S.A. filed the claim in April 2010. Telefónica presented in writing its conclusions in April 2011.

Additional, in June 2010, new inspections of various companies in the 24/90 tax group, of which Telefónica, S.A. is the parent, were initiated. The taxes subject to review were corporate income tax for the years 2005 to 2007, VAT, tax withholdings and payments on account in respect of personal income tax, tax on investment income, property tax and nonresident income tax for the years 2006 to 2007.

Meanwhile, Telecomunicações de São Paulo, S.A. – Telefónica Brasil has a number of appeals underway regarding the ICMS –similar to VAT- levied on telecommunications services. There is a dispute with the Brazilian tax authorities over which services should be subject to settlement of this tax. In most cases, the authorities require the collection of the ICMS on complementary or auxiliary services to base telecommunications service. To date, all the related procedures are being contested in all instances (administrative and judicial). The aggregate amount of these assessments, updated to take into account interests, fines and other items, is approximately 1,077 million euros.

On February 11, 2011, Telefónica del Perú, S.A.A. was notified of the decision of the tax court concluding the administrative instance in the matter regarding income tax for 2000 and 2001 and the respective payments on account, noted by the tax authorities in 2005, confirming the reservations of the National Tax Administration (SUNAT) regarding (i) financial charges, (ii) provisions for doubtful collectibles, (iii) lease expenses (TPI), (iv) non-divestment reorganization and (v) overhead.

The company has submitted various appeals at the judicial level, petitioning the courts to overturn the decision, considering that it was based on insufficient legal grounds. Telefónica del Perú has paid 38 million euros, in compliance with a collection enforcement rule established in order to have the company pay the amount until a definitive resolution of the matter is reached.

No additional provisions are deemed necessary for recognition in the consolidated financial statements of the Group at December 31, 2011 as a result of the final resolution of tax litigation and ongoing inspections.

Years open for inspection

The years open for review by the tax inspection authorities for the main applicable taxes vary from one consolidated company to another, based on each country’s tax legislation, taking into account their respective statute-of-limitations periods. In Spain, as a result of the tax audit completed in 2008, the main companies of the tax group are open to inspection for all years from 2005.

In the other countries in which the Telefónica Group has a significant presence, the years open for inspection by the relevant authorities are generally as follows:

•	The last seven years in Argentina

•	The last five years in Brazil, Mexico, Colombia and the Netherlands

•	The last four years in Venezuela, Nicaragua and Peru

•	The last three years in Chile, Ecuador, El Salvador, the US and Panama

•	The last two years in Uruguay

•	In Europe, the main companies have open to inspection the last six years in the United Kingdom, the last eight years in Germany, and the last three years in the Czech Republic.

The tax audit of the open years is not expected to give rise to additional material liabilities for the Group.

(18)	DISCONTINUED OPERATIONS

None of the Group’s principal operations were discontinued in 2011, 2010 or 2009.

(19)	REVENUE AND EXPENSES

Revenues:

The breakdown of “Revenues” is as follows:

	Millions of euros
	2011	2010	2009
Rendering of services	58,415	56,434	52,498
Net sales	4,422	4,303	4,233

Total	62,837	60,737	56,731

Other income

The breakdown of “Other income” is as follows:

	Millions of euros
	2011	2010	2009
Ancillary income	445	882	584
Own work capitalized	739	737	720
Government grants	62	66	54
Gain on disposal of assets	861	4,184	287

Total	2,107	5,869	1,645

The gain on disposal of assets in 2011 relates mainly to the disposal of non-strategic items of property, plant and equipment of the Group, mostly in Latin America, for 564 million euros (with 200 million euros by Telefónica Brasil and 240 million euros by Telefónica Móviles Mexico) and the gain on the partial settlement of the equity swap contracts on the investment in Portugal Telecom for 184 million euros (see Note 13).

The gain on disposal of assets in 2010 included the capital gain recognized in accordance with IFRS 3 resulting from the remeasurement of the previously held interest in Brasilcel, as described in Note 5, in the amount of 3,797 million euros. It also included gains on the sale of certain non-strategic Group property, plant and equipment and the sale of Manx, for 260 million euros and 61 million euros, respectively.

Other expenses

The breakdown of “Other expenses” in 2011, 2010 and 2009 is as follows:

Millions of euros	2011	2010	2009
Leases	1,033	1,083	1,068
Advertising	1,457	1,419	1,123
Other external services	10,529	9,726	7,729
Taxes other than income tax	1,328	1,279	1,203
Other operating expenses	190	453	203
Change in trade provisions	818	853	874
Losses on disposal of fixed assets and changes in provisions for fixed assets	43	1	81

Total	15,398	14,814	12,281

In 2010, the Group approved firm commitments in connection with the Telefónica Foundation’s social welfare projects, in order to provide it with adequate financing to enable it to carry out its forecast short and medium-term plans, in the amount of 400 million euros. These commitments were partially met with the contribution of certain properties in 2011 to the foundation, generating a gain of 40 million euros. Outstanding commitments at the end of the year amounted to 259 million euros.

Estimated schedule

The estimated payment schedule for the next few years on operating leases, purchase and contractual commitments is as follows:

12/31/11	Total	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
Operating lease obligations	9,613	1,543	2,591	2,114	3,365
Purchase and other contractual obligations	2,568	1,473	737	345	13

The main finance lease transactions are described in Note 22.

Headcount and employee benefits

a) Number of employees

The table below presents the breakdown of the Telefónica Group’s average number of employees in 2011, 2010 and 2009, together with total headcount at December 31 each year. The employees shown for each subgroup include the Telefónica Group companies with similar activities in accordance with the segment reporting.

	2011		2010		2009
	Average	Year-end	Average	Year-end	Average	Year-end
Telefónica Spain	35,168	33,929	35,313	35,379	35,318	35,338
Telefónica Latin America	60,589	61,527	55,164	60,909	50,709	51,606
Telefónica Europe	26,715	26,085	26,517	25,968	28,249	27,023
Subsidiaries and other companies	163,673	169,486	152,053	162,850	140,875	143,459

Total	286,145	291,027	269,047	285,106	255,151	257,426

The number of employees shown in the table above corresponds to the consolidated companies. It is worth highlighting the large number of employees at the various companies of the Atento Group performing contact center activities, whose average and year-end headcount for 2011 were 152,197 and 156,734, respectively.

Of the final headcount at December 31, 2011, approximately 53.5% are women (51.5% and 51.8% at December 31, 2010 and December 31, 2009, respectively).

“Personnel expenses” in 2011 include the amount related to the labor force reduction plan of Telefónica de España, S.A.U. The amount recognized by the Group to undertake the restructuring in Spain was 2,671 million euros (Note 15). In 2010, the Group reduced its workforce as part of the integration of its businesses, entailing provisions of 670 million euros in the different companies comprising the Group, including provision made in Germany for the integration of Telefónica Germany and HanseNet in an amount of 202 million euros.

b) Employee benefits

The Telefónica Group has arranged a defined-contribution pension plan for its employees in Spain. Under this plan, the company makes contributions of 4.51% of the regular base salary (6.87% for employees of Telefónica de España, S.A.U. whose hiring date was prior to June 30, 1992). This is in addition to a 2.21% compulsory contribution by each participant. This plan is entirely externalized in outside funds.

At December 31, 2011, a total of 49,580 Group employees were covered by the pension plans managed by the subsidiary Fonditel Entidad Gestora de Fondos de Pensiones, S.A. (51,572 and 52,915 at December 31, 2010 and 2009, respectively). The contributions made by the various companies in 2011 amounted to 104 million euros (99 million euros and 97 million euros in 2010 and 2009, respectively).

Furthermore, in 2006, the Group approved a Pension Plan for Senior Executives, wholly funded by the company, which complements the previous plan. This plan envisages annual defined contributions equivalent to specific percentages of the executives’ fixed remuneration, in accordance with their professional category, and extraordinary contributions in accordance with the circumstances of each executive, payable in line with the conditions of said Plan. No provision was made for this plan as it has been fully externalized.

Depreciation and amortization

The breakdown of “Depreciation and amortization” on the consolidated income statement is as follows:

Millions of euros	2011	2010	2009
Depreciation of property, plant and equipment	6,670	6,159	6,095
Amortization of intangible assets	3,476	3,144	2,861

Total	10,146	9,303	8,956

Earnings per share

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent (adjusted for any dilutive effects inherent in converting potential ordinary shares issued) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

Both basic and diluted earnings per share attributable to equity holders of the parent are calculated based on the following data:

	Millions of euros
	2011	2010	2009
Profit attributable to ordinary equity holders of the parent from continuing operations	5,403	10,167	7,776
Profit attributable to ordinary equity holders of the parent from discontinued operations	—	—	—
Total profit attributable to equity holders of the parent for basic earnings	5,403	10,167	7,776
Adjustment for dilutive effects of the conversion of potential ordinary shares	—	—	—
Total profit attributable to equity holders of the parent for diluted earnings	5,403	10,167	7,776

Number of shares	Thousands
	2011	2010	2009
Weighted average number of ordinary shares (excluding treasury shares) for basic earnings per share	4,511,165	4,522,228	4,552,656
Telefónica, S.A. share option plan.	1,675	6,017	7,908
Weighted average number of ordinary shares (excluding treasury shares) outstanding for diluted earnings per share	4,512,840	4,528,245	4,560,564

The denominators used in the calculation of both basic and diluted earnings per share have been adjusted to reflect any transactions that changed the number of shares outstanding without a corresponding change in equity as if they had taken place at the start of the first period under consideration.

There have been no transactions involving existing or potential ordinary shares between the end of the year and the date of preparation of the consolidated financial statements.

Basic and diluted earnings per share attributable to equity holders of the parent broken down by continuing and discontinued operations are as follows:

Figures in euros	Continuing operations			Discontinued operations			Total
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Basic earnings per share	1.20	2.25	1.71	—	—	—	1.20	2.25	1.71
Diluted earnings per share	1.20	2.25	1.71	—	—	—	1.20	2.25	1.71

(20)	SHARE-BASED PAYMENT PLANS

At year-end 2011, 2010 and 2009, the Telefónica Group had the following shared-based payment plans linked to the share price of Telefónica, S.A. The main plans in force at the end of 2011 are as follows:

a) Telefónica, S.A. share plan: “Performance Share Plan”

At the General Shareholders’ Meeting of Telefónica, S.A. on June 21, 2006, its shareholders approved the introduction of a long-term incentive plan for managers and senior executives of Telefónica, S.A. and other Telefónica Group companies. Under this plan, selected participants who met the qualifying requirements were given a certain number of Telefónica, S.A. shares as a form of variable compensation.

The Plan was initially intended to last seven years. It is divided into five phases, each three years long, beginning on July 1 (the “Start Date”) and ending on June 30 three years later (the “End Date”). At the start of each phase the number of shares to be awarded to Plan beneficiaries is determined based on their success in meeting targets set. The shares are delivered, assuming targets are met, at the End Date of each phase. Each phase is independent from the others. The first started on July 1, 2006 (with shares delivered on July 1, 2009) and the fifth phase on July 1, 2010 (with any shares to be delivered from July 1, 2013).

Award of the shares is subject to a number of conditions:

•	The beneficiary must continue to work for the company throughout the three-year duration of each phase, subject to certain special conditions related to departures.

•

The actual number of shares awarded at the end of each phase will depend on success in meeting targets and the maximum number of shares assigned to each executive. Success is measured by comparing the Total Shareholder Return (“TSR”), which includes both share price and dividends offered by Telefónica shares, with the TSRs offered by a basket of listed telecoms companies that comprise the comparison group. Each employee who is a member of the plan is assigned at the start of each phase a maximum number of shares. The actual number of shares awarded at the end of the phase is calculated by multiplying this maximum number by a percentage reflecting their success at the date in question. This will be 100% if the TSR of Telefónica is equal to or better than that of the third quartile of the Comparison Group and 30% if Telefónica’s TSR is in line with the average. The percentage rises linearly for all points between these two benchmarks. If the TSR is below average no shares are awarded.

June 30, 2009 marked the end of the first phase of this plan, which entailed the following maximum number of shares allocated:

	No. of shares	Unit fair value	End date
1st phase July 1, 2006	6,530,615	6.43	June 30, 2009

With the maturity of the plan, in July 2009 a total of 3,309,968 shares (corresponding to a total of 4,533,393 gross shares less a withholding of 1,224,610 shares prior to delivery and at the option of the employee) were delivered to Telefónica Group directors included in the first phase. The shares delivered were deduced from the Company’s treasury shares in 2009.

All the shares included in the first phase of the plan were hedged with a derivative instrument acquired in 2006. The cost of this instrument was 46 million euros, which in unit terms is 6.43 euros per share. At June 30, 2009, the bank with which the financial instrument was entered into delivered the contracted shares to Telefónica, S.A. These were accounted for as treasury shares.

The second phase of the plan matured on June 30, 2010, with the maximum number of shares allocated as follows:

	No. of shares	Unit fair value	End date
2nd phase July 1, 2007	5,556,234	7.70	June 30, 2010

With the maturity of the second phase of the plan on June 30, 2010, a total of 2,964,437 shares (corresponding to a total of 4,091,071 gross shares less a withholding of 1,132,804 shares prior to delivery, at the option of the employee) were delivered to Telefónica Group directors included in the second phase. The shares delivered were deducted from the Company’s treasury shares in 2010.

The third phase of the plan matured on June 30, 2011, with the maximum number of shares allocated as follows:

	No. of shares	Unit fair value	End date
3rd phase July 1, 2008	5,286,980	8.39	June 30, 2011

With the maturity of the third phase of the plan on June 30, 2011 a total of 2,900,189 shares (corresponding to a total of 4,166,304 gross shares less a withholding of 1,266,115 shares prior to delivery, at the option of the employee) were delivered to Telefónica Group directors included in the third phase. The shares delivered were deducted from the Company’s treasury shares in 2011.

The third phase of the Plan was partially covered through two financial instruments relating to 2,446,104 shares at a cost of 10.18 euros per share.

The maximum number of the shares issuable in each of the two outstanding phases at December 31, 2011 is as follows:

Phase	No. of shares assigned	Outstanding shares at 12/31/11	Unit fair value	End date
4th phase July 1, 2009	6,356,597	5,407,401	8.41	June 30, 2012
5th phase July 1, 2010	5,025,657	4,684,289	9.08	June 30, 2013

This plan is equity-settled via the delivery of shares to the participants. Accordingly, a balancing entry for the 49, 42 and 43 million euros of employee benefits expenses recorded in 2011, 2010 and 2009, respectively, was made in equity.

In relation to the fourth phase of the Plan and for the sole purpose of ensuring the shares necessary at the end of this phase, Telefónica, S.A. purchased an instrument from a financial institution with the same features as the Plan whereby, at the end of the phase, Telefónica will obtain part of the shares necessary to settle the phase (4 million shares). The cost of the financial instrument was 36 million euros, equivalent to 8.41 euros per option (see Note 16).

b)	Telefónica, S.A. share option plan targeted at Telefónica Europe employees: “Performance Cash Plan”

In addition to the Performance Share Plan, another plan called the Performance Cash Plan, operating under the same conditions as the Performance Share Plan is targeted at Telefónica Europe. This plan entails delivery to this segment’s executives of a specific number of theoretical options in Telefónica, S.A. which, in the event, would be cash-settled at the end of each phase via a payment equivalent to the market value of the shares on settlement date up to a maximum of three times the notional value of the shares at the delivery date.

The value of theoretical options is established as the average share price in the 30 days immediately prior to the start of each phase, except for the first phase, where the average share price during the 30 days immediately prior to May 11, 2006 (12.83 euros) was taken as the reference.

The estimated duration of this plan is also 7 years, with 5 phases, each of 3 years, commencing on July 1 of each year, starting in 2006.

Like the Telefónica, S.A. Performance Share Plan, the performance rate for setting payments is measured based on the TSR on Telefónica shares with respect to the comparison group’s TSRs, in line with the following criteria:

• Below average	0%

• Average	30%

• Equal to or higher than the third quartile	100%

The number of options assigned at December 31, 2011 was 358,860 (364,601 and 412,869 at December 31, 2010 and 2009, respectively).

The fair value at December 31, 2011 of the options delivered in each phase in force at that time was 13.39 euros per option.

This value is calculated by taking the Telefónica share price and including the estimated TSR and is updated at each year end.

c)	Telefónica, S.A. global share plan: “Global Employee Share Plan”

At the June 23, 2009 General Shareholders’ Meeting of Telefónica, S.A. , the shareholders approved the introduction of a Telefónica, S.A. share incentive plan for all employees of the Telefónica Group worldwide, with certain exceptions. Under this plan, participants that meet the qualifying requirements are offered the possibility of acquiring Telefónica, S.A. shares, with this company assuming the obligation of giving participants a certain number of Telefónica, S.A. shares free of charge.

The initial duration of the plan is intended to be two years. Employees subscribed to the plan can acquire Telefónica, S.A. shares through monthly installments of up to 100 euros (or the local currency equivalent), up to a maximum of 1,200 euros over a twelve-month period of (acquisition period). The delivery of shares will occur, where applicable, when the plan is consolidated, as of September 1, 2012, subject to a number of conditions:

•	The beneficiary must continue to work for the company throughout the two-year duration of the plan (consolidation period), subject to certain special conditions related to departures.

•

The actual number of shares to be delivered at the end of the consolidation period will depend on the number of shares acquired and retained by each employee. Each employee who is a member of the plan, has remained a Group employee, and has retained the shares acquired for an additional twelve-month period after the acquisition date, will be entitled to receive one free share per share acquired and retained at the end of the consolidation period.

The acquisition period opened in August 2010, and at December 31, 2011, 37,230 employees had adhered to the plan. This plan is equity-settled via the delivery of shares to the participants. Accordingly, a balancing entry for the 21 and 11 million euros of employee benefits expenses recorded in 2011 and 2010, respectively, was made in equity.

d)	Long-term incentive plan based on Telefónica, S.A. shares: “Performance and Investment Plan”

At the General Shareholders’ Meeting held on May 18, 2011, a new long-term share-based incentive plan called “Performance and Investment Plan” (the “Plan” or “PIP”) was approved for Telefónica Group directors and executive officers. This plan will take effect following completion of the Performance Share Plan.

Under this Plan, a certain number of shares of Telefónica, S.A. will be delivered to plan participants selected by the Company who decide to participate on compliance with stated requirements and conditions.

The Plan lasts five years and is divided into three independent three-year phases (i.e. delivery of the shares for each three-year phase three years after the start date). The first phase began on July 1, 2011 (with the delivery of the related shares from July 1, 2014). The second phase will begin on July 1, 2012 (with delivery of the related shares from July 1, 2015). The third phase will begin on July 1, 2013 (with delivery of the related shares from July 1, 2016).

The specific number of Telefónica, S.A. shares deliverable within the maximum amount established to each member at the end of each phase will be contingent and based on the Total Shareholder Return (“TSR”) of Telefónica, S.A. shares (from the reference value) throughout the duration of each phase compared to the TSRs of the companies included in the Dow Jones Global Sector Titans Telecommunications Index. For the purposes of this Plan, these companies make up the comparison group (“Comparison Group”).

The TSR is the indicator used to determine the Telefónica Group’s medium- and long-term value generation, measuring the return on investment for each shareholder. For the purposes of this Plan, the return on investment of each phase is defined as the sum of the increase or decrease in the Telefónica, S.A. share price and dividends or other similar items received by the shareholder during the phase in question.

At the beginning of each phase, each Participant is allocated a theoretical number of shares. According to the Plan, the number of shares to be delivered will range from:

•	30% of the number of theoretical shares if Telefónica, S.A.’s TSR is at least equal to the Comparison Group’s median, and

•

100% if Telefónica, S.A.’s TSR is within the third quartile or higher than the Comparison Group’s. The percentage is calculated using linear interpolation when it falls between the median and third quartile.

•	No shares will be delivered if Telefónica, S.A.’s TSR is below the Comparison Group’s median.

The Plan includes an additional condition regarding compliance by all or part of the Participants with a target investment and holding period of Telefónica, S.A. shares through each phase (“Co-Investment”), to be determined for each participant, as appropriate, by the Board of Directors based on a report by the Nominating, Compensation and Corporate Governance Committee. Participants meeting the co-investment requirement will receive an additional number of shares, provided the rest of the requirements established in the Plan are met.

In addition, and independently of any other conditions or requirements that may be established, in order to be entitled to receive the corresponding shares, each Participant must be a Telefónica Group employee at the delivery date for each phase, except in special cases as deemed appropriate.

Shares will be delivered at the end of each phase (i.e., in 2014, 2015, and 2016, respectively). The specific delivery date will be determined by the Board of Directors or the committee or individual entrusted by the Board to do so.

The shares to be delivered to Participants, subject to compliance with the pertinent legal requirements in this connection, may be either (a) treasury shares in Telefónica, S.A. acquired by Telefónica, S.A. itself or by any of the Telefónica Group companies; or (b) newly-issued shares.

The first allocation of shares under this Plan was made on July 1, 2011. Therefore, the maximum number of shares assigned (including the amount of co-investment) under the Plan at December 31, 2011 is as follows:

Phase	No. of shares assigned	Unit fair value	End date
1st phase July 1, 2011	5,545,628	8.28	June 30, 2014

In connection with the PIP Plan, Telefónica, S.A. acquired an instrument from a financial institution with the same features of the plan, whereby at the end of the phase, Telefónica will obtain part of the shares necessary to settle the phase (4 million shares). The cost of the financial instrument is 37 million euros, equivalent to 9.22 euros per option

e)	“Restricted Share Plan” (RSP)

At Telefónica, S.A.’s General Shareholders’ Meeting held on May 18, 2011, the Company approved the roll-out of the Restricted Share Plan (RSP), a long-term share-based incentive plan with two primary aims: (a) to retain and motivate certain high-potential employees, and (b) to retain key personnel upon new acquisitions, providing them with an ownership interest in the Company through rights convertible to shares.

The RSP is established for a five-year period, with independent deliveries permitted at any time between 2011 and 2015. At each delivery date the Company extends certain Restricted Share Units (RSUs) carrying the right to automatically receive the same number of Telefónica, S.A. shares at the end of the vesting period, subject to compliance with certain length-of-service requirements.

Delivery of shares is conditional on compliance with certain service-related conditions, namely:

1.	Final delivery: participants must have been employed by the Company continuously from the grant date to the conversion date

2.	Final delivery: participants must have worked for a minimum period of 12 months within the vesting period

3.	The specific duration of the vesting period will be set on a case-by-case basis.

The required deliveries at December 31, 2011 were not significant.

(21)	OTHER INFORMATION

a)	Litigation and arbitration

Telefónica and its group companies are party to several lawsuits or proceedings that are currently in progress in the law courts and administrative and arbitration bodies of the various countries in which the Telefónica Group is present.

Considering the reports of the Company’s legal advisors regarding these proceedings, it is reasonable to assume that this litigation or cases will not materially affect the financial position or solvency of Telefónica Group, regardless of the outcome.

Among unresolved cases or those underway in 2011 (see Note 17 for details of tax-related cases), the following are of special note:

Contentious proceedings in connection with the merger between Terra Networks, S.A. and Telefónica

On September 26, 2006, Telefónica was notified of the claim filed by former shareholders of Terra Networks, S.A. (Campoaguas, S.L., Panabeni, S.L. and others) alleging breach of contract in respect of the terms and conditions set forth in the Prospectus of the Initial Public Offering of shares of Terra Networks, S.A. dated October 29, 1999. This claim was rejected via a ruling issued on September 21, 2009, and the appellants were charged for the court costs. This ruling was appealed on December 4, 2009. On June 16, 2010, Telefónica was notified of the written appeal filed by the appellants. Telefónica opposed this appeal in January 2011.

Cancellation of the UMTS license granted to Quam GMBH in Germany.

In December 2004, the German Telecommunications Market Regulator revoked the UMTS license granted in 2000 to Quam GmbH, in which Telefónica has a stake. After obtaining a suspension of the revocation order, on January 16, 2006, Quam GmbH filed a suit against the order with the German courts. This claim sought two objectives: 1) to overturn the revocation order issued by the German Telecommunications Market Regulator, and 2) if this failed, to be reimbursed for the total or partial payment of the original amount paid for the license; i.e. 8,400 million euros.

This claim was rejected by the Cologne Administrative Court. Quam GmbH appealed the decision before the Supreme Administrative Court of North Rhine-Westphalia, which also rejected its appeal.

Lastly, Quam GmbH filed a new appeal, at third instance, before the Federal Supreme Court for Administrative Cases, which was not admitted for processing.

Quam GmbH appealed this decision on August 14, 2009. On August 17, 2011, after the oral hearing, the Federal Administrative Court rejected Quam GMBH’s appeal at third instance.

In October 2011, Quam GmbH filed a constitutional complaint for the German Federal Constitutional Court (Karlsruhe).

Appeal against the European Commission ruling of July 4, 2007 against Telefónica de España’s broadband pricing policy.

On July 9, 2007, Telefónica was notified of the decision issued by the European Commission (“EC”) imposing a fine of approximately 152 million euros for breach of the former article 82 of EC Treaty rules by charging unfair prices between whole and retail broadband access services. The ruling charged Telefónica with applying a margin squeeze between the prices it charged competitors to provide regional and national wholesale broadband services and its retail broadband prices using ADSL technology between September 2001 and December 2006.

On September 10, 2007, Telefónica and Telefónica de España filed an appeal to overturn the decision before the General Court of the European Union. The Kingdom of Spain, as an interested party, also lodged an appeal to overturn the decision. Meanwhile, France Telecom and the Spanish Association of Bank Users (AUSBANC) filed requests to intervene, which the General Court admitted.

A hearing was held on May 23, 2011, at which Telefónica presented its case. A ruling has yet to be issued as of December 31, 2011.

Claim against the decision by Agencia Nacional de Telecomunicações (ANATEL) regarding the inclusion of interconnection and network usage revenues in the Fundo de Universalização de Serviços de Telecomunicações (FUST).

Vivo Group operators, together with other wireless operators, appealed ANATEL’s decision of December 16, 2005, to include interconnection and network usage revenues and expenses in the calculation of the amounts payable into the Fund for Universal Access to Telecommunications Services (Fundo de Universalização de Serviços de Telecomunicações or FUST for its initials in Portuguese) –a fund to pay for the obligations to provide universal service- with retroactive application from 2000. On March 6, 2007, a ruling in favor of the wireless operators was issued, stating that it was not appropriate to include the revenues received from other operators in the taxable income for the FUST’s calculation and rejecting the retroactive application of ANATEL’s decision. ANATEL filed an appeal to overturn this decision with Brasilia Regional Federal Court no. 1. This appeal is pending resolution.

At the same time, Telefónica Brasil and Telefónica Empresas, S.A., together with other wireline operators through ABRAFIX (Associação Brasileira de Concessionárias de Serviço Telefonico Fixo Comutado) appealed ANATEL’s decision of December 16, 2005, also obtaining injunctions. On June 21, 2007, Federal Regional Court no. 1 ruled that it was not appropriate to include the interconnection and network usage revenues and expense in the FUST’s taxable income and rejected the retroactive application of ANATEL’s decision. ANATEL filed an appeal to overturn this ruling on April 29, 2008 before Brasilia Federal Regional Court no. 1.

No further action has been taken since then. The amount of the claim is quantified at 1% of the interconnection revenues.

Public civil procedure by the Sao Paulo government against Telefónica Brasil for alleged reiterated malfunctioning in the services provided by Telefónica Brasil compensation for damages to the customers affected

This proceeding was filed by the Public Ministry of the State of Sao Paulo for alleged reiterated malfunctioning in the services provided by Telefónica Brasil, seeking compensation for damages to the customers affected. A general claim is filed by the Public Ministry of the State of Sao Paulo, for 1,000 million Brazilian reais (approximately 448 million euros), calculated on the company’s revenue base over the last five years.

In April 2010, a ruling in first instance convicting the Telefónica Group was issued. On May 5, 2010, Telefónica Basil filed an appeal before the Sao Paolo Court of Justice, suspending the effect of the ruling. No further action has been taken since then.

Case before the Directorate General for Competition of the European Commission – Telefónica / Portugal Telecom

On January 5, 2011, the European Commission sent a request to Telefónica, S.A. for information on the agreements entered into with Portugal Telecom SGPS, S.A. (Portugal Telecom) for the purchase of its ownership interest in Brasilcel, N.V., a joint venture in which both are venturers and owner of Brazilian company Vivo. On January 19, 2011, the European Commission initiated formal proceedings to investigate whether Telefónica and Portugal Telecom had infringed on European Union anti-trust laws with respect to a clause contained in these agreements. After responding to a number of requests for information from the European Commission, on September 24, 2011, Telefónica received a list of charges from the European Commission. On January 13, 2012, it presented its response to the charges.

b)	Commitments

Telefónica Internacional, S.A.U. as strategic partner of Colombia Telecomunicaciones, S.A. ESP.

Pursuant to the terms of the Framework Investment Agreement signed on April 18, 2006 between Telefónica Internacional, S.A.U., the Colombian government and Colombia Telecomunicaciones, S.A. ESP, shareholders of Colombia Telecomunicaciones, S.A. ESP may offer, from April 28, 2006, at any time and in a single package, all the shares they hold in Colombia Telecomunicaciones, S.A. ESP to Telefónica Internacional, S.A.U., who shall be obliged to acquire them, directly or via one of its subsidiaries. The sale/purchase price of each share will be determined based on a per share valuation of each share offered for sale by an independent investment bank designated by agreement between the two parties.

Guarantees provided for Ipse 2000 (Italy).

The Telefónica Group had provided guarantees for the Italian company Ipse 2000 S.p.A. (holder of a UMTS license in Italy and in which the Company has a stake through Solivella B.V.) to ensure the amounts payable to the Italian government in connection with the grant of the license. In November 2010, the last of the 10 monthly payments scheduled was paid. Therefore, the guarantee expired on that day. Pending was the release letter to be issued by the Italian government, which is finally issued. There are no other risks or commitments related to this matter.

Acquisition of radioelectric spectrum by Telefónica Móviles España S.A.U.

Telefónica Móviles España S.A.U. has won the concessions for the private use of public radioelectric spectrum in the 800 MHz, 900 MHz and 2.6 GHz bands, all until December 31, 2030. The total amount these concessions is 842 million euros, of which 441 million euros has already been paid, leaving an outstanding amount to be paid by June 1, 2012, of 401 million euros.

The contingencies arising from the litigation and commitments described above were evaluated (see Note 3.1) when the consolidated financial statements for the year ended December 31, 2011 were prepared. The provisions recorded in respect of the commitments taken as a whole are not material.

c)	Environmental matters

Through its investees and in line with its environmental policy, the Telefónica Group has undertaken various environmental-management initiatives and projects. In 2011 and 2010, these initiatives and projects resulted in expenditure and investment for insignificant amounts, which were recognized in the consolidated income statement and consolidated statement of financial position, respectively.

The Group has launched various projects aimed at improving current systems to reduce the environmental impact of its existing installations, with project costs being added to the cost of the installation to which the project relates.

In addition, in line with its commitment to the environment, the Group announced the creation of a Climate Change Office to provide a framework for strategic and RD&I projects in the quest for energy efficient solutions. This initiative entails the launch and implementation of solutions in each area that contribute to optimizing the Company’s processes (operations, suppliers, employees, customers and society).

•	In the area of operations, the main objective is to develop and implement projects that will allow for more efficient networks and systems by reducing and optimizing energy consumption.

•	In the area of suppliers, active efforts are underway to include energy efficiency criteria in the purchasing process for all product lines in the Telefónica Group’s value chain.

•	In the area of employees, the aim is to foster among the Company’s employees a culture of respect and awareness regarding the environment and energy saving.

•	In the area of customers, work is being carried out to better leverage ICTs (information and communication technologies) and increase energy efficiency with the objective of reducing carbon emissions.

•	And finally, in the area of society, the objective is to promote change in citizens’ behavior through actions by the Telefónica Group.

The Group has also rolled out internal control mechanisms sufficient to pre-empt any environmental liabilities that may arise in future, which are assessed at regular intervals either by Telefónica staff or renowned third-party institutions. No significant risks have been identified in these assessments.

d)	Auditors’ fees

The expenses accrued in respect of the fees for services rendered to the various member firms of the Ernst & Young international organization, to which Ernst & Young, S.L. (the auditors of the Telefónica Group) belongs, amounted to 27.93 million euros and 27.71 million euros in 2011 and 2010, respectively.

The detail of these amounts is as follows:

	Millions of euros
	2011	2010
Audit services (1)	26.29	25.75
Audit-related services (2)	1.64	1.92
Tax services (3)	—	0.03
All other services (4)	—	0.01

TOTAL	27.93	27.71

The description of the fees paid to the various member firms of the Ernst & Young international organization is as follows:

(1)

Audit services: services included under this heading are mainly the audit of the annual and reviews of interim financial statements, work to comply with the requirements of the Sarbanes-Oxley Act (Section 404) and the review of the 20-F report to be filed with the US Securities and Exchange Commission (SEC).

(2)

Audit-related services: This heading mainly includes services related to the review of the information required by regulatory authorities, agreed financial reporting procedures not requested by legal or regulatory bodies and the review of corporate responsibility reports.

(3)	Tax services: no such services were provided in 2011. The services in 2010 related to the review of tax obligations.

(4)	All other services: the services included under this heading relate to training.

Ernst & Young’s fees include amounts in respect of fully and proportionately consolidated Telefónica Group companies. A total of 0.07 and 0.04 million euros, respectively, corresponding to 50% of the fees paid by proportionately consolidated companies, were included in 2011 and 2010, respectively.

The expenses accrued in respect of the fees for services rendered to other auditors in 2011 and 2010 amounted to 32.41 million euros and 28.10 million euros, respectively, as follows:

	Millions of euros
	2011	2010
Audit services	0.68	0.75
Audit-related services	0.76	1.26
Tax services:	6.37	7.29
All other services (consulting, advisory, etc.)	24.60	18.80

TOTAL	32.41	28.10

Other auditors’ fees include amounts in respect of fully and proportionately consolidated Telefónica Group companies. In 2011 and 2010, a total of 0.02 million euros and 0.02 million euros, respectively, corresponding to 50% of the fees by proportionately consolidated companies, were included.

e)	Trade and other guarantees

The Company is required to issue trade guarantees and deposits for concession and spectrum tender bids (see Note 16) and in the ordinary course of its business. No significant additional liabilities in the accompanying consolidated financial statements are expected to arise from guarantees and deposits issued.

f)	Directors’ and Senior executives’ compensation and other benefits

Directors’ compensation

The compensation of Telefónica, S.A.’s Directors is governed by Article 28 of the Bylaws, which states that the compensation amount that the Company may pay to all of its Directors as remuneration and attendance fees shall be fixed by the shareholders at the General Shareholders’ Meeting, which amount shall remain unchanged until and unless the shareholders decide to modify it. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors. This compensation, as laid down in said article of the Bylaws, is compatible with other professional or employment compensation accruing to the Directors by reason of any executive or advisory duties that they perform for the Company, other than the supervision and collective decision-making duties inherent in their capacity as Directors.

Accordingly, on April 11, 2003, shareholders set the maximum gross annual amount to be paid to the Board of Directors at 6 million euros. This includes a fixed payment and fees for attending meetings of the Board of Director’s advisory or control Committees. Total compensation paid to Telefónica, S.A.’s Directors for discharging their duties in 2011 amounted to 4,549,501 euros in fixed compensation.

The compensation paid to Telefónica, S.A. directors in their capacity as members of the Board of Directors, the Executive Committee and/or the advisory and control Committees consists of a fixed amount payable monthly plus fees for attending the meetings of the Board’s advisory or control committees. Board members other than the Chairman do not receive any amounts for their directorships, but only the corresponding amounts for discharging their executive duties as stipulated in their respective contracts.

The following table presents the fixed amounts established for membership to the Telefónica, S.A. Board of Directors, Executive Commission and the advisory or control Committees:

(Amounts in euros)
Position	Board of Directors	Executive Commission	Advisory or Control Committees
Chairman	300,000	100,000	28,000

Vice Chairman	250,000	100,000	—

Board member:
Executive	—	—	—
Proprietary	150,000	100,000	14,000
Independent	150,000	100,000	14,000
Other external	150,000	100,000	14,000

(Euros)

In addition, the amounts paid for attendance at each of the Advisory or Control Committee’s meetings is 1,250 euros.

Individual breakdown

The following table presents the breakdown by item of the compensation and benefits paid to Telefónica, S.A. Directors in 2011:

(euros)

Director	Wage/ Compensation[1]	Fixed Payment Board Committees[2]	Attendance fees[3]	Short-term Variable Compensation[4]	Other items[5]	TOTAL
Executive
Mr. César Alierta Izuel	2,530,800	100,000	—	4,015,440	265,300	6,911,540
Mr. Julio Linares López	1,973,100	—	—	3,011,580	126,084	5,110,764
Mr. José María Álvarez-Pallete López	316,000	—	—	—	21,570	337,570

Proprietary

Mr. Isidro Fainé Casas	250,000	100,000	—	—	10,000	360,000
Mr. Vitalino Nafría Aznar	250,000	56,000	26,250	—	—	332,250
Mr. José María Abril Pérez	150,000	122,167	13,750	—	—	285,917
Mr. Antonio Massanell Lavilla	150,000	70,000	32,500	—	10,000	262,500
Mr. Chang Xiaobing	87,500	—	—	—	—	87,500

Independent

Mr. David Arculus	150,000	28,000	11,250	—	—	189,250
Ms. Eva Castillo Sanz	150,000	42,000	25,000	—	—	217,000
Mr. Carlos Colomer Casellas	150,000	156,000	21,250	—	130,000	457,250
Mr. Alfonso Ferrari Herrero	150,000	212,000	58,750	—	132,500	553,250
Mr. Luiz Fernando Furlán	150,000	14,000	5,000	—	—	169,000
Mr. Gonzalo Hinojosa Fernández de Angulo	150,000	198,000	48,750	—	133,750	530,500
Mr. Pablo Isla Álvarez de Tejera	150,000	75,833	13,750	—	—	239,583
Mr. Javier de Paz Mancho	150,000	156,000	11,250	—	120,000	437,250

Other external

Mr. Fernando de Almansa Moreno-Barreda	150,000	56,000	25,000	—	10,000	241,000
Mr. Peter Erskine	150,000	156,000	27,500	—	3,750	337,250

1

Wage/Compensation: Cash compensation with a predefined payment frequency, accruable or not over time and payable contractually, irrespective of effective attendance by the Director to Telefónica, S.A. Board Meetings. Includes non-variable remuneration accrued, as appropriate, by the Director for discharging any related executive duties.

2

Fixed Payment Board Committees: Amount of items other than attendance to meetings payable to Directors for membership to the Executive Committee or advisory or control Committees of Telefónica, S.A., irrespective of effective attendance to meetings of said Committees.

3	Attendance fees: Amounts payable for attendance to meetings of the advisory or control Committees of Telefónica, S.A.

4

Short-term variable compensation: Variable amount linked to the performance or achievement of individual or group objectives (quantitative or qualitative) and commensurate with other compensation or any other reference in euros for a period of up to a year.

5	Other items: Includes, inter alia, amounts paid for membership to the various regional advisory committees in Spain, and the Telefónica Corporate University Advisory Council.

It is duly noted that Mr. Vitalino Nafría Aznar tendered his resignation as Director on December 14, 2011. Appointed to replace him by the method of co-option was Mr. Ignacio Moreno Martínez, which did not receive any compensation in this respect in 2011.

The following table presents the specific compensation paid to Directors of Telefónica, S.A. for membership of the various advisory or control Committees in 2011:

Amounts in euros
Board Members	Audit and Control	Nomination, Compensation and Corporate Governance	Human Resources and Corporate Reputation and Responsibility	Regulation	Service Quality and Customer Service	International Affairs	Innovation	Strategy	TOTAL
Mr. César Alierta Izuel	—	—	—	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—	—	—	—
Mr. Vitalino Manuel Nafría Aznar	26,500	—	16,500	21,500	—	17,750	—	—	82,250
Mr. Julio Linares López	—	—	—	—	—	—	—		—
Mr. José María Abril Pérez	—	—	—	—	—	20,250	15,667	—	35,917
Mr. José Fernando de Almansa Moreno-Barreda	—	—	—	21,500	—	34,250	—	25,250	81,000
Mr. José María Álvarez-Pallete López	—	—	—	—	—	—	—	—	—
Mr. David Arculus	—	—	—	20,250	—	19,000		—	39,250
Ms. Eva Castillo Sanz	—	—	—	21,500	20,250	—	—	25,250	67,000
Mr. Carlos Colomer Casellas	—	17,750	—	—	17,750	—	41,750	—	77,250
Mr. Peter Erskine	—	20,250	—	—	—	—	24,000	39,250	83,500
Mr. Alfonso Ferrari Herrero	27,750	38,000	17,750	21,500	20,250	20,250	—	25,250	170,750
Mr. Luiz Fernando Furlán	—	—	—	—	—	19,000	—	—	19,000
Mr. Gonzalo Hinojosa Fernández de Angulo	40,500	22,750	19,000	—	20,250	20,250	—	24,000	146,750
Mr. Pablo Isla Álvarez de Tejera	—	20,250	14,000	35,500	14,000	—	5,833	—	89,583
Mr. Antonio Massanell Lavilla	25,250	—	16,500	—	34,250	—	26,500	—	102,500
Mr. Francisco Javier de Paz Mancho	—	—	33,000	16,500	—	17,750	—	—	67,250
Mr. Chang Xiaobing	—	—	—	—	—	—	—	—	—
TOTAL	120,000	119,000	116,750	158,250	126,750	168,500	113,750	139,000	1,062,000

The following presents also a breakdown of the amounts received from other Telefónica Group companies by Directors for discharging executive duties or for membership of the companies’ governing bodies:

(euros)

Director	Wage/ Compensation[1]	Attendance fees[2]	Short-term variable compensation[4]	Other items[4]	TOTAL
Executive
Mr. José María Álvarez-Pallete López	961,709	—	1,140,138	57,553	2,159,400
Proprietary
Mr. Vitalino Nafría Aznar	16,737	—		—	16,737
Independent
Mr. David Arculus	86,456	—		—	86,456
Ms. Eva Castillo Sanz	240,847	—		—	240,847
Mr. Alfonso Ferrari Herrero	297,275	—		—	297,275
Mr. Luiz Fernando Furlán	299,406	—		—	299,406
Mr. Javier de Paz Mancho	840,667	—		—	840,667
Other external
Fernando de Almansa Moreno-Barreda	436,214	—		—	436,214
Mr. Peter Erskine	86,456	—		—	86,456

1

Wage/Compensation: Cash compensation with a predefined payment frequency, accruable or not over time and payable contractually, irrespective of effective attendance by the Director to Board Meetings or similar of the Telefónica Group company in question. Includes non-variable remuneration accrued, as appropriate, by the Director for discharging executive duties.

2	Attendance fees: Amounts payable for attendance to meetings of the Board of Directors or similar bodies of any Telefónica Group company.
3

Short-term variable compensation: Variable amount linked to the performance or achievement of individual or group objectives (quantitative or qualitative) and commensurate with other compensation or any other reference in euros for a period of up to a year.

4	Other items: Other amounts related to pension schemes.

With respect to employee benefits, the following table presents a breakdown of internal or external contributions made in 2011 to both long-term savings schemes (including retirement and any other survival benefit) financed fully or partially by the Company for Directors, along with any other compensation in kind received by the Director during the year:

Director (Executive)	Contributions to pension plans	Contribution to the Pension Plan for Senior Executives[1]	Compensation in kind[2]
Mr. César Alierta Izuel	8,402	1,014,791	57,955
Mr. Julio Linares López	9,468	555,033	83,923
Mr. José María Álvarez-Pallete López	7,574	355,563	17,346

1

Contributions to the Pension Plan for Executives set up in 2006, funded exclusively by the Company to complement the existing Pension Plan. It entails defined contributions equivalent to a certain percentage of the Director’s fixed remuneration in accordance with their professional category within the Telefónica Group’s organization.

2	“Compensation in kind” includes life and other insurance premiums (e.g. general medical and dental insurance).

Share-based payment plans information is as follows:

(i)

The “Performance Share Plan” (“PSP”) approved at the General Shareholders’ Meeting of June 21, 2006, whose fifth and final phase began in 2010. Under this plant, shares corresponding to the third phase were delivered in July 2011. In accordance with the general terms and conditions, a rate of 97.8% was applied to the theoretical number of shares assigned to each participant to determine the number of shares to deliver.

Accordingly, the shares delivered in the third phase of the PSP to the three Executive Directors were as follows: 145,544 shares to Mr. César Alierta Izuel, 99,233 shares to Mr. Julio Linares López, and 66,155 shares to Mr. José María Álvarez-Pallete López. Likewise, the maximum number of shares corresponding to the fourth and fifth cycle of the PSP that will be delivered (from July 1, 2012 and July 1, 2013, respectively) to each of the Executive Directors of Telefónica, upon completion of conditions for delivery, is as follows: Mr. César Alierta Izuel (173,716 shares and 170,897 shares for the fourth and fifth cycles, respectively), Mr. Julio Linares López (130,287 and 128,173 shares for the fourth and fifth cycles, respectively), Mr. José María Álvarez-Pallete López (78,962 and 77,680 for the fourth and fifth cycles, respectively); and

(ii)

The “Performance & Investment Plan” (“PIP”) approved at the General Shareholders’ Meeting of May 18, 2011. Under this plan, participants who meet qualifying requirements receive a number of Telefónica shares as variable remuneration. The first phase of this plan began in 2011, once the PSP had finished. The theoretical number of shares assigned and the maximum possible number of shares to be received by the Executive Directors in the first phase of the PIP if the co-investment requirement established in the Plan and the maximum target TSR established for each phase are met are as follows: (i) to Mr. César Alierta Izuel: 249,917 theoretical shares and a maximum of 390,496 shares; to Mr. Julio Linares López: 149,950 theoretical shares and a maximum of 234,298; and Mr. José María Álvarez-Pallete López: 79,519 theoretical shares and a maximum of 124,249 shares.

Furthermore, at the General Shareholders’ Meeting of Telefónica, S.A. on June 23, 2009, its shareholders approved the introduction of a Telefónica, S.A. share incentive plan for all employees, including executives and board members, of the Telefónica Group worldwide. Under this plan, employees that meet the qualifying requirements are offered the possibility of acquiring Telefónica, S.A. shares, with this company assuming the obligation of giving participants a certain number of shares free of charge. The maximum sum each employee can assign to this plan is 1,200 euros, while the minimum is 300 euros.

The three board members decided to participate in this plan, contributing the maximum, i.e. 100 euros a month, over 12 months. Therefore, at the date of preparing these financial statements, the three executive Directors had acquired a total of 212 shares through this plan, whereby they are entitled to receive, free of charge, an equivalent number of shares providing that, among other conditions, they retain the acquired shares during the consolidation period (12 months from the end of the acquisition period).

It should be noted that the external Directors do not receive and did not receive in 2011 any compensation in the form of pensions or life insurance, nor do they participate in the share-based payment plans linked to Telefónica’s share price.

In addition, the Company does not grant and did not grant in 2011 any advances, loans or credits to the Directors, or to its top executives, thus complying with the requirements of the U.S.A. Sarbanes-Oxley Act, which is applicable to Telefónica, S.A. as a listed company in that market.

Senior executives’ compensation

Meanwhile, the seven senior executives1 of the Company in 2011, excluding those that are also members of the Board of Directors, received since their appointment a total for all items in 2011 of 12,122,954 euros. In addition, the contributions by the Telefónica Group in 2011 with respect to the Pension Plan described in Note 20 for these Directors amounted to 2,709,866 euros. Contribution to the pension plan amounted to 50,208 euros and compensation in kind including life and other insurance premiums (e.g. general medical and dental insurance) to 154,955 euros.

Meanwhile, a total of 299,377 shares corresponding to the third phase of the PSP were delivered to senior executives of the Company, who had that consideration at the time of the delivery. The maximum number of shares corresponding to the fourth and fifth cycle of the PSP assigned to senior executives of the Company are 394,779 shares in the fourth cycle and 350,485 shares in the fifth cycle.

Regarding the “Performance and Investment Plan” approved at the General Shareholders’ Meeting of May 18, 2011, a total of 457,949 shares were assigned to all executive directors of the Company.

g)	Equity interests and positions held or duties performed in companies engaging in an activity that is identical, similar or complementary to that of the Company

Pursuant to Section 229 of the consolidated Corporate Enterprises Act, introduced by Royal Legislative Decree 1/2010 of July 2, details are given below of (i) the direct and indirect interests held by members of the Board of Directors of Telefónica, S.A., and by persons related thereto as set out in Section 231 of the consolidated Corporate Enterprises Act and (ii) the positions or duties carried out by those individuals, both of the foregoing in respect to companies with the same, analogous, or similar corporate purpose as that of Telefónica, S.A.

Name	Activity performed	Company	Position or functions	Stake %[2]
Mr. Isidro Fainé Casas	Telecommunications	Abertis Infraestructuras, S.A.	Vice Chairman	< 0.01%
Mr. David Arculus	Telecommunications	British Sky Broadcasting Group, Plc.	—	< 0.01%
	Telecommunications	BT Group, Plc.	—	< 0.01%
Mr. Ignacio Moreno Martínez	Telecommunications	Conitas Comunicaciones, S.A.	Director	4.89%

[1]

In this context, senior executive are taken as being those individuals who, in fact or in law, perform senior management duties, reporting directly to the Board of Directors or executive Committees or the CEOs thereof, including in all cases the Manager of Internal Audit.

[2]	In cases where the shareholding is less than 0.01% of share capital, “<0.01%” is noted.

Information on Board member Chang Xiaobing, Executive Chairman of China Unicom (Hong Kong) Limited, is not included in this section given that:

•

in accordance with Article 26 bis of the Company’s Bylaws, whereby “(...) the following shall not be deemed to be in a situation of effective competition with the Company, even if they have the same or a similar or complementary corporate purpose: (...) companies with which Telefónica, S.A. maintains a strategic alliance”, Mr. Xiaobing’s interests are not in conflict with those of Telefónica, S.A.

•	Mr. Xiaobing holds no stakes in the capital of the companies in which he is a Board member (Section 229 of the Corporate Enterprises Act).

In addition, for information purposes, details are provided below on the positions or duties performed by members of the Board of Directors of Telefónica, S.A. in those companies whose activity is identical, similar or complementary to the corporate purpose of the Company, of any Telefónica Group company, or of any company in which Telefónica, S.A. or any of its Group companies holds a significant interest whereby it is entitled to board representation in those companies or in Telefónica, S.A.

Name	Company	Position or functions
Mr. César Alierta Izuel	Telecom Italia, S.p.A.	Director
	China Unicom (Hong Kong) Limited	Director
Mr. Julio Linares López	Telecom Italia, S.p.A.	Director
Mr. Alfonso Ferrari Herrero	Telefónica Chile, S.A.	Acting Director
	Telefónica del Perú, S.A.A.	Director
Mr. Francisco Javier de Paz Mancho	Atento Inversiones y Teleservicios, S.A.U.	Non-executive Chairman
	Telefónica Brasil, S.A.	Director
	Telefónica de Argentina, S.A.	Director
Mr. José Fernando de Almansa Moreno-Barreda	Telefónica Brasil, S.A.	Director
	Telefónica de Argentina, S.A.	Director
	Telefónica del Perú, S.A.A.	Director
	Telefónica Móviles México, S.A. de C.V.	Director

Mr. José María Álvarez- Pallete López	Telefónica Europe, Plc.	Chairman of the Board of Directors
	Telefónica Czech Republic, a.s.	Chairman of Supervisory Board
	Telefónica de Argentina, S.A.	Acting Director
	Telefónica del Perú, S.A.A.	Director
	Telefónica Móviles Colombia, S.A.	Acting Director
	Telefónica Datacorp, S.A.U.	Director (*)
Mr. Luiz Fernando Furlán	Telefónica Brasil, S.A.	Director
Ms. María Eva Castillo Sanz	Telefónica Czech Republic, a.s.	First Vice Chairman of Supervisory Board
Mr. Chang Xiaobing	China United Network Communications Group Company Limited	Chairman
	China United Network Communications Corporation Limited	Chairman
	China Unicom (Hong Kong) Limited	Executive Chairman
	China United Network Communication Limited	Chairman

(*)	On February 3, 2012, Mr. José María Álvarez-Pallete López tendered his resignation as Director of Telefónica DataCorp, S.A.U.

(22)	FINANCE LEASES

The principal finance leases at the Telefónica Group are as follows:

a) Future minimum lease payment commitments in relation to finance leases at Telefónica Europe companies.

Millions of euros	Present value	Revaluation	Pending payment
Within one year	40	—	40
From one to five years	175	19	194

Total	215	19	234

These commitments arise from plant and equipment lease agreements. Between March 30, 1991 and April 9, 2001, finance lease agreements were signed between Telefónica UK and a number of US leasing trusts. A part of the radio and switch equipment of its GSM network is subject to the terms of said agreements. The agreements have a term of 16 years and an early purchase option after the first 12 years.

At December 31, 2011 and 2010, net assets under this lease amounting to 197 and 201 million euros, respectively, were recognized under property, plant and equipment.

b) Finance lease agreement at Colombia Telecomunicaciones, S.A., ESP.

Similarly, via its subsidiary Colombia Telecomunicaciones, S.A., ESP, the Group has a finance lease agreement with PARAPAT, the consortium which owns the telecommunications assets and manages the pension funds for the entities which were predecessors to Colombia Telecomunicaciones, S.A., E.S.P., and which regulate the operation of assets, goods and rights relating with the provision of telecommunications services by the company, in exchange for financial consideration.

This agreement includes the transfer of these assets and rights to Colombia Telecomunicaciones, S.A., ESP once the last installment of the consideration has been paid in line with the payment schedule over a period of 17 years from 2006:

Million euros	Present value	Revaluation	Future payments
2012	284	16	300
2013-2016	1,053	426	1,479
Subsequent years	1,360	2,023	3,383

Total	2,698	2,464	5,162

The net amount of property, plant and equipment recorded under the terms of this lease was 421 million euros at December 31, 2010 (470 million euros at December 31, 2010).

(23)	CASH FLOW ANALYSIS

Net cash from operating activities

Net cash from operating activities increaseed 4.86% to 17,483 million euros in 2011 from 16,672 million euros in 2010, which in turn represented an increase of 3.24% from 16,148 million euros in 2009.

In 2011, the Telefónica Group obtained operating cash flow (operating revenue less payments to suppliers for expenses and employee benefits expenses) totaling 21,453 million euros, 0.69% more than the 21,306 million euros generated in 2010.

Cash received from customers increased by 5.98% to 77,222 million euros in 2011 from 72,867 million euros in 2010. This increase, which helped improve operating cash flow from the prior year, was driven by the larger contribution from Vivo to consolidated customer collections following the acquisition of an additional 50% of the company in 2010, efforts to manage current assets in the various regions and the positive results of by Telefónica’s global efficiency projects.

Cash payments to suppliers and employees in 2011 amounted to 55,769 million euros, up 8.16% from the 51,561 million euros recorded in 2010. This increase was due to Vivo’s larger share of consolidated payments to suppliers compared to 2010, commercial efforts undertaken in the various regions and payments of certain restructuring expenses, which were offset by containment and management of current liabilities, which contributed positively to the generation of operating cash flow.

Meanwhile, as compared to 2010, cash payments to employees in 2011 followed the trend resulting from costs associated with the change in average headcount, in line with 2009.

In 2010, operating cash flow was 0.69% more than the 21,160 million euros generated in 2009.

This improvement was due to the robust growth of consolidated income, which continued to accelerate in all regions, underpinned by significant business diversification and the high level of commercial activity, above all in wireline and wireless broadband. This growth was driven simultaneously by policies to strengthen customer loyalty and bundling voice, broadband and television services.

Cash received from customers increased by 8.18% to 72,867 million euros in 2010 from 67,358 million euros in 2009. Telefónica Latin America continued to enjoy accelerating growth due to diversification and enhanced commercial effort. Telefónica Europe saw a sharp rise in income, while the businesses in Spain generated operating cash flow thanks to a considerable and effective commercial efforts and cost controls

In 2010, cash paid to suppliers and employees increased 11.61% to 51,561 million euros from 46,198 million euros in 2009. This increase was attributable to a higher supply of handsetss in Telefónica Latin America, partially offset by lower mobile termination expenses in Telefónica Spain and Telefónica Europe, and increased commercial effort in the three regions. Attempts to increase the efficiency of the cost structure contributed positively to the generation of operating cash flow.

Cash flows arising from payments of interest and other finance costs were relatively steady in 2011 despite the increase in interest rates during the year and the rise in financial debt, mostly due to payments of deferred interest, decreasing by 0.4% to 2,011 million euros. In 2010, payments of interest and other finance expenses decrease 0.74% to 2,154 million euros from 2,170 million euros in 2009, in line with the decline in interest rates during the year and despite the increase in financial debt during the year.

Tax payments amounted to 1,959 million euros in 2011, down 25.1% compared with 2010 (2,616 million euros), primarily because no tax payments on account for the tax group were made in 2011. In 2010, payments on account amounted to 729 million euros, compared to 1,297 million euros in 2009. Tax paid in 2010 decreased by 326 million euros , a 11.1% decrease from 2,942 million euros in 2009, primarily attributable to lower tax payments on accounts in 2010.

Net cash used in investing activities

Net cash used in investing activities decreased by 21.21% in 2011 to 12,497 million euros from 15,861 million euros in 2010, primarily due to the decrease in payments for investments in companies net of cash and cash equivalents.

During the year, payments for investments in companies amounted to 2,948 million euros, with the principal investments being: the third payment for the acquisition in 2010 of 50% of Brasilcel, N.V., for which a total of 1,970 million euros was paid in the year; the payment to non-controlling interests of Vivo of 539 million euros; the acquisition of an additional 1.2% of the share capital of China Unicom for 358 million euros; and the acquisition of Acens for 52 million euros, net of cash and cash equivalents.

Payments on financial investments not included in cash equivalents amounted to 669 million euros in 2011 and mainly include legal deposits, financial investments by Telefónica insurance companies, the repurchase of Telefónica S.A. bonds in secondary markets and options on equity instruments.

In 2010, payments for investments in companies which amounted to 5,744 million euros, with the main investments being the acquisition of 50% of Brasilcel, for a total of 5,047 million (net of cash and cash equivalents), the acquisition of 22% of the share capital of DTS, Distribuidora de Televisión Digital S.A. (230 million euros) and the acquisitions in Europe of JaJah Inc. and the German company HanseNet Telekommunikation GmbH (“HanseNet”) for 150 million euros and 207 million euros, respectively, net of cash and cash equivalents.

Payments on financial investments not included in cash equivalents amounted to 1,599 million euros in 2010. This includes payments of 638 million euros for the refinancing in connection with the acquisition of 100% of shares of HanseNet and the financing provided to Telco, SpA, for 600 million euros at December 31, 2010.

Proceeds on disposals of companies in 2010 (552 million euros) primarily related to divestments in Meditelcom for 380 million euros and in Manx Telecom Limited for 157 million euros (in the latter case, net of cash and cash equivalents).

Payments on investments in companies (net of cash and cash equivalents acquired) in 2009 amounted to 48 million euros. The principal investments were the acquisition of shares of non-controlling shareholders of the Telefónica Argentina Group for 22 million euros, which represented the acquisition of an additional 1.8% stake, and the payment of Telefónica Chile, S.A.’s second takeover for 18 million euros.

In 2009, proceeds on disposals of companies amounted to 34 million euros. The main transaction in this respect was the sale of Meditelcom for 20 million euros.

Payments on investments in property, plant and equipment and intangible assets totalled 9,085 million euros in 2011, 1.57% higher than the prior year (8,944 million euros). This increase was due to the rise in acquisitions of property, plant and equipment and intangible assets during the period, particularly the purchases of spectrum licenses in Brazil and Spain (349 million euros and 441 million euros, respectively). Payments on investments in property, plant and equipment and intangible assets increased 17.8% to 8,944 million euros in 2010 from 7,593 million euros in 2009. This increase was due to the rise in acquisitions of property, plant and equipment and intangible assets during the period, particularly the purchases of spectrum licenses in Mexico and Germany (276 million euros and 1,379 million euros, respectively).

Proceeds on disposals of property, plant and equipment and intangible assets amounted to 811 million euros in 2011, an increase of 157% from 315 million euros 2010, primarily due to receipts from the disposal of non-strategic assets (693 million euros). In 2009, this item amounted to 242 million euros.

In 2011, net cash flows from cash surpluses not included under cash equivalents amounted to 646 million euros, 3.97% higher than the 621 million euros recorded in 2010. Net investments in 2009 amounted to 548 million euros.

Net cash used in financing activities

In 2011, net cash used in financing activities amounted to 4,912 million euros, 6.41% lower than in 2010 (5,248 million euros). The decrease was primarily due to lower cash outflow from the redemption of bonds and debentures (3,235 million euros compared to 5,482 million euros in 2010), which was not offset by proceeds from new issues of bonds and debentures, which declined from 6,131 million euros in 2010 to 4,582 million euros in 2011, to higher proceeds from the sale of treasury shares (375 million euros) and declines in both proceeds and payments on loans, credit facilities and promissory notes, whichpayments declined from 7,954 million euros in 2010 to 2,680 million euros in 2011. The decrease in proceeds from and payments on loans was primarily due to the drawdown in 2010 of 6,000 million on the syndicated facility agreement signed on July 28, and to several voluntary repayments amounting to 5,700 million euros under its 6,000 million euros credit facility of June 2005 (see Note 13). These decreases were partly offset by an increase in the dividend paid by Telefónica, S.A., which amounted to 6,852 million euros compared with 5,872 million euros in 2010.

Net cash used in financing activities in 2010 increased by 130% to 5,248 million in 2010 euros from2,281 million euros in 2009, mainly due to the higher dividend distributed by Telefónica, S.A. of 5,872 million euros (4,557 million euros in 2009), the higher cash outflow due to redemption of bonds and debentures upon maturity, totaling 5,482 million euros (1,949 million euros in 2009) and repayments of loans, credit facilities and promissory notes for 7,954 million euros (5,494 million euros in 2009).

(24)	EVENTS AFTER THE REPORTING PERIOD

The following events regarding the Telefónica Group took place between December 31, 2011 and the date of authorization for issue of the accompanying consolidated financial statements:

Financing

•

On January 5, 2012, Telefónica Europe, B.V. arranged financing guaranteed by Telefónica, S.A. with China Development Bank (CDB) for an aggregate amount of 375 million US dollars (equivalent to approximately 290 million euros) at a floating rate and maturing in 2022. This financing was completed on February 15, 2012.

•	On January 21, 2012, MMO2, Plc repaid at maturity the bonds issued on January 25, 2002, for an aggregate amount of 375 pounds sterling (equivalent to approximately 481 million euros).

•

On February 7, 2012, Telefónica Emisiones, S.A.U., as part of the European medium-term notes program (“EMTN”) registered with the Financial Services Authority (FSA) in London and updated on June 20, 2011, extended the issue of bonds made on February 7, 2011 for an initial aggregate amount of 1,200 million euros maturing on February 7, 2017, by 120 million euros. These bonds are guaranteed by Telefónica, S.A.

•

On February 21, 2012, Telefónica Emisiones, S.A.U., as part of the EMTN registered with the Financial Servies Authority (FSA) in London and updated on June 20, 2011, issue bonds for an aggregate amount of 1,500 million euros maturing on February 21, 2018. These bonds are guaranteed by Telefónica, S.A.

Sale of Telefónica’s stake in Hispasat, S.A.

On February 21, 2012, Telefónica de Contenidos, S.A.U., a company wholly owned by Telefónica, S.A., reached an agreement to sell its 13.23% stake in Hispasat, S.A. to Abertis Telecom, S.A. for 124 million euros in cash, which it will receive when the transaction is closed. Closing of the transaction is subject, inter alia, to approval by the Spanish Cabinet.

(25)	ADDITIONAL NOTE FOR ENGLISH TRANSLATION

These consolidated financial statements were originally prepared in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

APPENDIX I: CHANGES IN THE CONSOLIDATION SCOPE

The following changes took place in the consolidation scope in 2011:

Telefónica Spain

On June 7, 2011, the Telefónica Group formalized the acquisition of 100% of Acens Technologies, S.L., a leader in hosting/housing in Spain for small- and medium-sized enterprises. The consideration paid for the purchase was 55 million euros. This company has been included in the Telefónica Group’s consolidation scope using the full consolidation method.

In August, Telefónica de España, S.A.U. increased its stake in Iberbanda, S.A. from 51% to 100%. The Telefónica Group still consolidates this company using the full consolidation method.

Telefónica Salud, S.A., a 51% subsidiary of the Group, was sold off from the Telefónica Group in the year. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.

Telefónica Latin America

In February 2011, the Costa Rican company Telefónica Costa Rica, S.A. was included in the Telefónica Group’s consolidation scope using the full consolidation method following payment by Telefónica, S.A. of 2.2 million US dollars corresponding to 100% of its initial share capital.

On March 25, 2011 the Boards of Directors of each of the subsidiaries controlled by Telefónica, Vivo Participações and Telecomunicações de São Paulo S.A. – Telesp approved the terms and conditions of a restructuring process whereby all shares of Vivo Participações that were not owned by Telesp were exchanged for Telesp shares, at a rate of 1.55 new Telesp shares for each Vivo Participações share. These shares then became the property of Telesp, whereby Vivo Participações then became a wholly owned subsidiary of Telesp.

On June 14, 2011, the Boards of Directors of Vivo Participações and Telesp approved a restructuring plan whose objective is to simplify the corporate structure of both companies and foster their integration, eliminating Vivo Participações from the corporate chain through the incorporation of its total equity into Telesp, and concentrating all mobile telephony activities in Vivo, S.A. (now a direct subsidiary of Telesp).

In October, the company arising from the merger changed its name to Telefónica Brasil, S.A.

At the end of 2011, the Telefónica Group owned of 73.9% of Telefónica Brasil which, in turn, has 100% ownership of the shares of Vivo, S.A. Both companies are still fully consolidated in the Telefónica Group’s consolidation scope.

In April, the Spanish company Wayra Investigación y Desarrollo, S.L. was incorporated. Its corporate purpose is to identify talent in Spain and Latin America in the field of new Information and Communication Technologies (ICT) and promote its development through integral support and provide the entrepreneurs with the necessary tools and financing. This company has been included in the Telefónica Group’s consolidation scope using the full consolidation method.

Also in 2011, Wayra incorporated companies in Peru, Venezuela, Mexico, Argentina and Colombia. All of these companies have been included in the Telefónica Group’s consolidation scope using the full consolidation method.

As of January 1, 2011, Telefónica Brasil included GTR Participações e Emprendimentos, S.A., TVA Sul Paraná, S.A., Lemontree, S.A. and Comercial Cabo TV São Paulo, S.A. in its consolidated financial statements using the full consolidation method. Up until 2010, these companies had been included in the Telefónica Group’s consolidated financial statements through the equity method of accounting.

Telefónica Europe

German company Telefónica Germany GmbH & Co. OHG, a wholly owned subsidiary of the Telefónica Group, set up a German company, Telefónica Global Online Services, GmbH, with initial capital of 25 thousand euros.

Other companies

In accordance with the strategic partnership agreement reached by Telefónica, S.A. and China Unicom on January 23, 2011, Telefónica, S.A. paid 358 million euros to increase its ownership interest in China Unicom by approximately 1.2% to 9.6%. The Telefónica Group continues to account for this investment using the equity method of accounting.

In December, Telefónica, S.A. incorporated Luxembourg company Telefónica Luxembourg Holding, S.à.r.l. with initial share capital of 12,500 euros. It is the company’s sole shareholder. This company has been included in the Telefónica Group’s consolidation scope using the full consolidation method.

In December, Telefónica Digital España, S.L., formerly Terra Networks Asociadas, S.L.U., a wholly owned subsidiary of Telefónica, S.A., incorporated Sonora Music Streaming España, S.L. Unipersonal, subscribing and paying out the entire initial share capital of 3 thousand euros.

Also in December, Telefónica, S.A. subscribed and paid out the entire share capital of Telefónica Digital Holdings, S.L.U., which amounted to 3 thousand euros.

Atento Italia, S.R.L. was wound up and liquidated in 2011. This company, which had been fully consolidated, was removed from the Telefónica Group’s consolidation scope.

Solivella Investments, B.V. and 3G Mobile AG, both of which were fully consolidated, were wound up in 2011 and therefore removed from the Telefónica Group’s consolidation scope.

Changes to the 2010 consolidation scope are described in the following sections.

Telefónica Spain

In April 2010, Teleinformática y Comunicaciones, S.A. (Telyco) sold its subsidiary Telyco Marruecos, S.A. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.

In August, Telefónica Móviles España, S.A.U., a wholly owned subsidiary of Telefónica, S.A., acquired approximately 91.2% of the Spanish company Tuenti Technologies, S.L. Following a subsequent rights offering, the Telefónica Group increased its stake in the company’s share capital to 91.38%. This company is included in the consolidated financial statements of the Telefónica Group using the full consolidation method.

Telefónica Latin America

On June 30, the Telefónica Chile group embarked on a corporate restructuring. The restructuring was executed through the acquisition by Inversiones Telefónica Móviles Holding Limitada of all assets of fixed line telephony in Chile through its acquisition of Telefónica Internacional Chile, Ltda.

On September 27, 2010, Telefónica acquired 50% of the shares of Brasilcel (a Dutch company that owns shares representing, approximately, 60% of the share capital stock of Brazilian company Vivo Participações, S.A.) owned by Portugal Telecom, having made a first payment, as agreed, of 4,500 million euros. The Brasilcel Group, which was previously proportionately consolidated in the Telefónica Group, has been fully consolidated since September 2010 (100% of all assets and liabilities of the Brazilian group are consolidated. Subsequently, in December 2010, a cross-border merger was completed whereby the Dutch company was taken over by Telefónica, S.A.

Telefónica Europe

In January 2010, the Telefónica Group, through its wholly owned subsidiary Telefónica Europe Plc, acquired 100% of the shares of Jajah Inc. for 145 million euros. This company has been included in the Telefónica Group’s consolidation scope using the full consolidation method.

On December 3, 2009, the Telefónica Group’s subsidiary in Germany, Telefónica Deutschland GmbH (“Telefónica Deutschland”), signed an agreement to acquire all of the shares of German company HanseNet Telekommunikation GmbH (“HanseNet”). The transaction was completed on February 16, 2010, the date on which the Telefónica Group completed the acquisition of 100% of the shares of HanseNet. The amount initially paid out was approximately 913 million euros, which included 638 million euros of refinanced debt, leaving an acquisition cost of 275 million euros, which was finally reduced by 40 million euros on completion of the transaction. This company has been included in the Telefónica Group’s consolidation scope using the full consolidation method.

In June 2010, British company Manx Telecom Limited was sold for approximately 164 million euros. The sale generated a gain of 61 million euros. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.

Other companies

In April 2010, Chilean company Telefónica Factoring Chile, S.A., which is 50% owned by the Telefónica Group, was incorporated. This company is included in the consolidation scope using the equity method.

In February 2010, Irish company Telfin Ireland Limited was incorporated, with an initial share capital of approximately 919 million euros, fully subscribed by its sole shareholder Telefónica, S.A. This company has been included in the Telefónica Group’s consolidation scope using the full consolidation method.

In June 2010, the Telefónica Group reduced its ownership interest in Portugal Telecom by 7.98%. In addition, Telefónica entered into three equity swap contracts for Portugal Telecom shares with a number of financial institutions, all subject to net settlement, which grant Telefónica the equivalent total return of the investment. The company, included in the consolidation scope using the equity method of accounting, was removed from the consolidation scope on June 30, 2010.

In December 2010, Telefónica, S.A., through subsidiary Telefónica de Contenidos, S.A.U., completed the acquisition of 22% of the capital stock of D.T.S., Distribuidora de Televisión Digital S.A. for approximately 488 million euros, 228 million euros of which was settled by cancelling the subordinated loan between Telefónica de Contenidos, S.A.U. (as creditor) and Sogecable, S.A. (currently Prisa Televisión, S.A.U., as debtor). This company was included in the consolidation scope using the equity method of accounting.

Changes to the 2009 consolidation scope are described in the following sections.

Telefónica Europe

BT Cellnet Ltd and SPT Telecom Finance, B.V. were liquidated. Both fully consolidated companies were excluded from the scope of consolidation of the Telefónica Group.

In December, German company Telefónica Global Services, GmbH, a wholly owned subsidiary of the Telefónica Group, established German company Telefónica Global Roaming, GmbH, with initial capital of 25 thousand euros. The company was fully consolidated in the Telefónica Group.

Telefónica Latin America

Pursuant to Chilean law, on December 1, 2008, Telefónica, S.A., through subsidiary Inversiones Telefónica Internacional Holding, Ltda., launched a second tender offer (“second offer”) for all the shares of Compañía de Telecomunicaciones de Chile, S.A. (CTC) Telefónica did not already hold (representing 3.25% of CTC’s capital).

Upon completion of the second offer, Telefónica’s indirect stake in CTC’s share capital increased from 97.89% to 96.75% at the date the CNMV was notified on January 9, 2009. This Chilean company is still fully consolidated in the Telefónica Group.

In order to restructure the Brazilian Vivo Group, Telemig Celular, S.A. was taken over by Telemig Celular Participaçoes, S.A., which in turn was taken over by Vivo Participaçoes, S.A. Subsequent to this operation, the first two companies, which had been consolidated using proportionate consolidation, were excluded from the Telefónica Group. The Telefónica Group consolidated Vivo Participaçoes, S.A. using proportionate consolidation.

As part of the aforementioned restructuring, on November 19 Tagilo Participaçoes, Ltda., Sudestecel Participaçoes, Ltda., Avista Participaçoes, Ltda. and Vivo Brasil Comunicações Ltda. were taken over by Portelcom Participaçoes, S.A. All these companies were excluded from the scope of consolidation of the Telefónica Group in which they had been previously proportionately consolidated.

On December 3, 2009, following approval by the Comisión Nacional de Valores de la República Argentina, the Argentine securities regulatory, Telefónica, S.A. acquired shares representing 1.8% of the share capital of Telefónica de Argentina, S.A. held by minority shareholders for a price of approximately 23 million euros. This acquisition gave the Telefónica Group a 100% stake in this Argentinean company. This company is still fully consolidated in the consolidated financial statements of the Telefónica Group.

On October 21, 2009, Telefónica, S.A. and China Unicom (Hong Kong) Limited (“China Unicom”) completed the mutual share exchange agreement through which Telefónica, through Telefónica Internacional, S.A.U., subscribed for 693,912,264 newly issued shares of China Unicom, satisfied by the contribution in kind to China Unicom of 40,730,735 Telefónica shares. This involved an investment of approximately 1,000 million US dollars in ordinary shares in the other party. Subsequent to this acquisition, the Telefónica Group increased its stake in voting capital from 5.38% to 8.06%.

On November 5, 2009, an agreement was reached to repurchase shares from one of the major shareholders of China Unicom, SK Telecom Co., Ltd. (“SKT”). Subsequent to this acquisition and the redemption of these shares, considering the share capital of China Unicom, Telefónica held 8.37% of China Unicom’s share capital. The Telefónica Group accounts for this investment using the equity method.

Other companies

In February 2009, Telefónica International Wholesale Services II, S.L. was incorporated with an initial capital of 3,006 euros, fully subscribed and paid up by Telefónica, S.A. The company has been incorporated into the Telefónica Group’s financial statements.

In 2009, Telefónica International Wholesale Services II, S.L. incorporated the European companies TIWS Hungary, TIWS Sweden and TIWS Latvia, subscribing and paying up 100% of their respective share capital. All of these companies were included in the Telefónica Group’s consolidation scope using the full consolidation method.

Spanish company Telefónica Remesas, S.A. was incorporated by Telefónica Telecomunicaciones Públicas, S.A., a wholly owned Telefónica Group subsidiary, with initial capital of 0.3 million euros, fully subscribed and paid. The company was included in the Telefónica Group’s consolidation scope using the full consolidation method.

Telefónica Móviles España, S.A., a 100% owned subsidiary of Telefónica, S.A., sold its 32.18% stake in Moroccan company Medi Telecom, S.A. (Méditel) and the company’s outstanding loans, for 400 million euros to the rest of Méditel’s local partners. This company, which in the prior year was accounted for by the Telefónica Group using the equity method, was removed from the consolidation scope.

The Spanish company Atento Teleservicios España, S.A.U., a solely owned subsidiary of the Telefónica Group, was taken over in 2009 by the Dutch company Atento EMEA, B.V. This fully consolidated company was excluded from the scope of consolidation.

Subsequent to Sintonia, S.A. selling its stake in Telco, S.p.A. (Telco), an Italian company that held a 22.45% stake in the telecommunications operator Telecom Italia, S.p.A., Telefónica, S.A. increased its stake in Telco from 42.3% to 46.18%, retaining the effective stake in Telecom Italia, S.p.A. through this company of 10.36% of its voting share capital. This company is still included in the consolidated financial statements of the Telefónica Group under the equity method.

In November, Telefónica Servicios Audiovisuales, S.A., a wholly owned subsidiary of the Telefónica Group, acquired 100% of Spanish company Gloway Broadcast Services, S.L. (“Gloway”) for approximately 6 million euros. The company was fully consolidated in the financial statements of the Telefónica Group.

APPENDIX II: DEBENTURES AND BONDS

The list and main features of outstanding debentures and bonds at December 31, 2011 are as follows (in millions of euros):

Telefónica and its instrumental companies	Currency	% Interest rate	Maturity (nominal)
Debentures and bonds			2012	2013	2014	2015	2016	Subsequent years	Total
CAIXA 07/21/29 ZERO COUPON	EUR	6.386%	—	—	—	—	—	64	64
ABN 15Y BOND	EUR	1.0225 x GBSW10Y	—	—	—	50	—	—	50

Telefónica, S.A.			—	—	—	50	—	64	114

T. EUROPE BV SEP_00 GLOBAL D	USD	8.250%	—	—	—	—	—	966	966
TEBV FEB_03 EMTN FIXED TRANCHE A	EUR	5.125%	—	1,500	—	—	—	—	1,500
TEBV FEB_03 EMTN FIXED TRANCHE B	EUR	5.875%	—	—	—	—	—	500	500
T.EUROPE BV JULY A 2007	JPY	2.110%	150	—	—	—	—	—	150
T.EUROPE BV JULY B 2007	JPY	1 x JPYL6M + 0.425000%	150	—	—	—	—	—	150

Telefónica Europe, B.V.			300	1,500	—	—	—	1,466	3,266

EMTN O2 EUR (I)	EUR	4.375%	—	—	—	—	1,750	—	1,750
EMTN O2 GBP (I)	GBP	5.375%	—		—	—	—	898	898
EMTN O2 GBP (II)	GBP	5.375%	—	—	—	—	—	599	599
TELEF EMISIONES JUN 06 TRANCHE C	USD	6.421%	—	—	—	—	966	—	966
TELEF EMISIONES JUN 06 TRANCHE D	USD	7.045%	—	—	—	—	—	1,546	1,546
TELEF EMISIONES SEPTEMBER 06	EUR	4.393%	500	—	—	—	—	—	500
TELEF EMISIONES DECEMBER 06	GBP	5.888%	—	—	598	—	—	—	598
TELEF EMISIONES FEBRUARY 07	EUR	4.674%	—	—	1,500	—	—	—	1,500
TELEF EMISIONES JUNE B 07	CZK	4.351%	116	—	—	—	—	—	116
TELEF EMISIONES JUNE C 07	CZK	4.623%	—	—	101	—	—	—	101
TELEF EMISIONES JULY A 07	USD	5.855%	—	580	—	—	—	—	580
TELEF EMISIONES JULY C 07	USD	6.221%	—	—	—	—	—	541	541
TELEF EMISIONES JUNE 08	EUR	5.580%	—	1,250	—	—	—	—	1,250
TELEF EMISIONES FEBRUARY 09	EUR	5.431%	—	—	2,000	—	—	—	2,000
TELEF EMISIONES APRIL 2016	EUR	5.496%	—	—	—	—	1,000	—	1,000
TELEF EMISIONES APRIL 3, 2016	EUR	5.496%	—	—	—	—	500	—	500
TELEF EMISIONES JULY 6, 2015	USD	4.949%	—	—	—	966	—	—	966
TELEF EMISIONES JULY 15, 2019	USD	5.877%	—	—	—	—	—	773	773
TELEF EMISIONES JUNE 2015	EUR	1 x EURIBOR3M + 1.825%	—	—	—	400	—	—	400
TELEF EMISIONES JULY B 07	USD	1 x USDL3M + 0.33000%	—	657	—	—	—	—	657
TELEF EMISIONES JANUARY 07 A	EUR	1 x EURIBOR6M + 0.83000%	—	—	—	—	—	55	55
TELEF EMISIONES JANUARY 07 B	EUR	1 x EURIBOR3M + 0.70%	—	—	—	—	—	24	24
TELEF EMISIONES NOVEMBER 11, 2019	EUR	4.693%	—	—	—	—	—	1,750	1,750
EMTN GBP 12/09/2022 650 GBP	GBP	5.289%	—	—	—	—	—	778	778
TELEF EMISIONES DECEMBER 09	EUR	1 x EURIBOR3M + 0.70%	—	—	100	—	—	—	100
TELE EMISIONES MARCH 10	EUR	3.406%	—	—	—	1,400	—	—	1,400
TELEF EMISIONES APRIL 1, 2010	USD	2.582%	—	927	—	—	—	—	927
TELEF EMISIONES APRIL 2, 2010	USD	3.729%	—	—	—	696	—	—	696
TELEF EMISIONES APRIL 3, 2010	USD	5.134%	—	—	—	—	—	1,082	1,082
TELEF EMISIONES SEPTEMBER 10	EUR	3.661%	—	—	—	—	—	1,000	1,000
EMTN GBP 10/08/2029 400 GBP	GBP	5.445%	—	—	—	—	—	479	479
TELEF EMISIONES FEBRUARY 2011	EUR	4.750%	—	—	—	—	—	1,200	1,200
TELEF EMISIONES FEBRUARY 2011	USD	3.992%	—	—	—	—	966	—	966
TELEF EMISIONES FEBRUARY 2011	USD	5.462%	—	—	—	—	—	1,159	1,159
TELEF EMISIONES MARCH 2011	EUR	4.750%	—	—	—	—	—	100	100
TELEF EMISIONES NOVEMBER 2011	EUR	4.967%	—	—	—	—	1,000	—	1,000
TELEF EMISIONES NOVEMBER 2011	JPY	2.8247%	—	—	—	—	70	—	70

Telefónica Emisiones, S.A.U			616	3,414	4,299	3,462	6,252	11,984	30,027

Total Telefónica, S.A. and its instrumental companies			916	4,914	4,299	3,512	6,252	13,514	33,407

Foreign operators	Currency	% Interest rate	Maturity
Debentures and bonds			2012	2013	2014	2015	2016	Subsequent years	Total
Series F	UF	6.000%	2	2	2	2	1	—	9
Series L	UF	3.750%	100	—	—	—	—	—	100
Series N	CLP	3.500%	—	—	166	—	—	—	166
Series M	CLP	6.050%	—	—	31	—	—	—	31

Telefónica Chile, S.A.			102	2	199	2	1	—	306

Bond A	CLP	5.600%	—	—	48	—	—	—	48
Bond C	CLP	6.300%	—	—	—	—	98	—	98
Bond D	UF	3.600%	—	—	—	—	66	—	66
USD bond	CLP	2.875%	—	—	—	232	—	—	232

Telefónica Móviles Chile, S.A.			—	—	48	232	164	—	444

Series B	USD	8.000%	4	2					6
Series C	USD	8.500%	1	—	—	—	—	—	1
Commercial paper	USD	4.000%	4	—	—	—	—	—	4
Commercial paper	USD	4.000%	12	—	—	—	—	—	12

Otecel, S.A.			21	2	—	—	—	—	23

CB TELEFONICA FINANZAS MEXICO B	MXN	9.250%	194	—	—	—	—	—	194
T FINANZAS MEX EMISIÓN 0710 FIJ	MXN	8.070%	—	—	—	—	—	110	110
T. FINANZAS MEX EMISION 0710 VAR	MXN	TIIE28 + 55bp	—	—	222	—	—	—	222

Telefónica Finanzas México, S.A.			194	—	222	—	—	110	526

T. Peru 4th Program (10th Series A)	PEN	7.875%	9	—	—	—	—	—	9
T. Peru 4th Program (10th Series B)	PEN	6.438%	15	—	—	—	—	—	15
T. Peru 4th Program (16th Series A)	PEN	6.000%	29	—	—	—	—	—	29
T. Pu 4th Program (4th Series A)	PEN	6.625%	23	—	—	—	—	—	23
T. Peru 4th Program (16th Series B)	PEN	6.250%	—	9	—	—	—	—	9
T. Peru 4th Program (41st Series A)	PEN	7.938%	5	—	—	—	—	—	5
T. Peru 4th Program (42nd Series A)	PEN	7.375%	—	7	—	—	—	—	7
T. Peru 4th Program (42nd Series B)	PEN	5.313%	—	6	—	—	—	—	6
T. Peru 4th Program (42nd Series C)	PEN	6.063%	—	4	—	—	—	—	4
T. Peru 5th Program (5th Series A)	PEN	6.188%	—	6	—	—	—	—	6
T. Peru 5th Program (3rd Series A)	PEN	4.375%	9	—	—	—	—	—	9
T. Peru 5th Program (25th Series A)	PEN	4.313%	6	—	—	—	—	—	6
T. Peru 5th Program (25th Series B)	PEN	4.313%	3	—	—	—	—	—	3
T. Peru 5th Program (31st Series A)	PEN	7.500%	—	—	—	—	7	—	7
T. Peru 4th Program (45th Series A)	USD	6.688%	—	—	—	—	17	—	17
T. Peru Senior Notes	PEN	8.000%	—	36	72	72	36	—	216
T. Peru 5th Program (33rd Series A)	PEN	6.813%	—	—	—	—	—	18	18
T. Peru 5th Program (29th Series A)	PEN	6.188%	—	—	—	—	17	—	17
PROG1EM1B	PEN	7.900%	12	—	—	—	—	—	12
PROG1EM1D	PEN	8.075%	—	—	—	—	—	35	35

Foreign operators	Currency	% Interest rate	Maturity
Debentures and bonds			2012	2013	2014	2015	2016	Subsequent years	Total
T. Peru 4th Program (19th Series A)	PEN	VAC + 3.6250%	—	—	—	—	—	20	20
T. Peru 4th Program (36th Series A)	PEN	VAC + 3.6875%	—	—	—	—	—	50	50
T. Peru 4th Program (12th Series A)	PEN	VAC + 3.6875%	—	—	—	—	—	20	20
T. Peru 4th Program (36th Series B)	PEN	VAC + 3.3750%	—	—	—	—	—	16	16
T. Peru 4th Program (19th Series B)	PEN	VAC + 2.8750%	—	—	—	—	—	16	16
T. Peru 4th Program (37th Series A)	PEN	VAC + 3.1250%	—	—	—	—	—	15	15
T. Peru 4th Program (19th Series C)	PEN	VAC + 3.1875%	—	—	—	—	—	6	6
T. Peru 5th Program (22nd Series Aa)	PEN	VAC + 3.5000%	—	—	—	—	—	7	7
T. Peru 5th Program (22nd Series Ab)	PEN	VAC + 3.5000%	—	—	—	—	—	4	4
T. Peru 5th Program (22nd Series Ac)	PEN	VAC + 3.5000%	—	—	—	—	—	8	8

Telefónica del Perú, S.A.A.			111	68	72	72	77	215	615

T.M. Peru 1st Program (3rd Series A)	PEN	7.438%	—	10	—	—	—	—	10
T.M. Peru 1st Program (3rd Series B)	PEN	7.688%	—	6	—	—	—	—	6
T.M. Peru 1st Program (16th Series A)	PEN	8.188%	—	7	—	—	—	—	7
T.M. Peru 1st Program (18th Series A)	PEN	6.313%	—	—	11	—	—	—	11
T.M. Peru 1st Program (18th Series B)	PEN	6.375%	—	—	18	—	—	—	18
T.M. Peru 2nd Program (3rd Series A)	PEN	5.750%	—	7	—	—	—	—	7
T.M. Peru 2nd Program (11th Series A)	PEN	7.750%	—	—	—	—	—	20	20
T.M. Peru 2nd Program (9th Series A)	PEN	6.813%	—	—	—	—	18	—	18
T.M. Peru 2nd Program (9th Series B)	PEN	6.375%	—	—	—	—	15	—	15
T.M. Peru 2nd Program (11th Series B)	PEN	7.375%	—	—	—	—	—	18	18
T.M. Peru 2nd Program (1st Series C)	PEN	4.75%	10	—	—	—	—	—	10

Telefónica Móviles Perú, S.A.			10	30	29	—	33	38	140

Nonconvertible bonds	BRL	1.06 x CDI	140	—	—	—	—	—	140
Nonconvertible bonds	BRL	1.08 x CDI	40	—	—	—	—	—	40
Nonconvertible bonds	BRL	1.12 x CDI	—	264	—	—	—	—	264
Nonconvertible bonds	BRL	IPCA + 7%	—	—	30	—	—	—	30
Convertible bonds (Telemig) I	BRL	IPCA + 0.5%	—	—	—	—	—	3	3
Convertible bonds (Telemig) II	BRL	IPCA + 0.5%	—	—	—	—	—	7	7
Convertible bonds (Telemig) III	BRL	IPCA + 0.5%	—	—	—	—	—	13	13

Brasilcel Group			180	264	30	—	—	23	497

Total issues other operators			618	366	600	306	275	386	2,551

TOTAL OUTSTANDING DEBENTURES AND BONDS			1.534	5,280	4,899	3,818	6,527	13,900	35,958

The list and main features of outstanding debentures and bonds at December 31, 2010 are as follows (in millions of euros):

Telefónica and its instrumental companies	Currency	% Interest rate	Maturity (nominal)
Debentures and bonds			2011	2012	2013	2014	2015	Subsequent years	Total
CAIXA 07/21/29 ZERO COUPON	EUR	6.39%	—	—	—	—	—	61	61
ABN 15Y BOND	EUR	1.0225xGBSW10Y	—	—	—	—	50	—	50

Telefónica, S.A.			—	—	—	—	50	61	111

T. EUROPE BV SEP_00 GLOBAL D	USD	8.250%	—	—	—	—	—	935	935
TEBV FEB_03 EMTN FIXED TRANCHE A	EUR	5.125%	—	—	1,500	—	—	—	1,500
TEBV FEB_03 EMTN FIXED TRANCHE B	EUR	5.875%	—	—	—	—	—	500	500
T.EUROPE BV JULY A 2007	JPY	2.110%	—	138		—	—	—	138
T.EUROPE BV JULY B 2007	JPY	1 x JPYL6M + 0.40000%	—	138		—	—	—	138

Telefónica Europe, B.V.			—	276	1,500	—	—	1,435	3,211

EMTN O2 EUR (I)	EUR	4.375%	—	—	—	—	—	1,750	1,750
EMTN O2 EURO (II)	EUR	3.750%	2,250	—	—	—	—	—	2,250
EMTN O2 GBP (I)	GBP	5.375%	—	—	—	—	—	871	871
EMTN O2 GBP (II)	GBP	5.375%	—	—	—	—	—	581	581
TELEF EMISIONES JUN 06 TRANCHE B	USD	5.984%	748	—	—	—	—	—	748
TELEF EMISIONES JUN 06 TRANCHE C	USD	6.421%	—	—	—	—	—	935	935
TELEF EMISIONES JUN 06 TRANCHE D	USD	7.045%	—	—	—	—	—	1,497	1,497
TELEF EMISIONES SEPTEMBER 06	EUR	4.393%	—	500	—	—	—	—	500
TELEF EMISIONES DECEMBER 06	GBP	5.888%	—	—	—	581	—	—	581
TELEF EMISIONES FEBRUARY 07	EUR	4.674%	—	—	—	1,500	—	—	1,500
TELEF EMISIONES JUNE B 07	CZK	4.351%	—	120	—	—	—	—	120
TELEF EMISIONES JUNE C 07	CZK	4.623%	—	—	—	104	—	—	104
TELEF EMISIONES JULY A 07	USD	5.855%	—	—	561	—	—	—	561
TELEF EMISIONES JULY C 07	USD	6.221%	—	—	—	—	—	524	524
TELEF EMISIONES JUNE 08	EUR	5.580%	—	—	1,250	—	—	—	1,250
TELEF EMISIONES FEBRUARY 09	EUR	5.431%	—	—	—	2,000	—	—	2,000
TELEF EMISIONES APRIL 2016	EUR	5.496%	—	—	—	—	—	1,000	1,000
TELEF EMISIONES APRIL 2016	EUR	5.496%	—	—	—	—	—	500	500
TELEF EMISIONES JULY 6, 2015	USD	4.949%	—	—	—	—	935		935
TELEF EMISIONES JULY 15, 2019	USD	5.877%	—	—	—	—	—	748	748
TELEF EMISIONES JUNE 2015	EUR	1 x EURIBOR3M + 1.825%	—	—	—	—	400	—	400
TELEF EMISIONES JULY B 07	USD	1 x USDL3M + 0.33000%	—	—	636	—	—	—	636
TELEF EMISIONES JANUARY 06 A	EUR	1 x EURIBOR6M + 0.83000%	—	—	—	—	—	55	55
TELEF EMISIONES JANUARY 06 B	EUR	1 x EURIBOR3M + 0.70%	—	—	—	—	—	24	24
TELEF EMISIONES NOVEMBER 11, 2019	EUR	4.693%	—		—	—	—	1,750	1,750
EMTN GBP 12/09/2022 650 GBP	GBP	5.289%	—		—	—	—	755	755
TELEF EMISIONES DECEMBER 09	EUR	1 x EURIBOR3M + 0.70%	—		—	100	—	—	100
TELEF EMISIONES MARCH 10	EUR	3.406%	—		—	—	1,400		1,400
TELEF EMISIONES APRIL 1, 2010	USD	2.582%	—		898	—	—	—	898
TELEF EMISIONES APRIL 2, 2010	USD	3.729%	—		—	—	674	—	674
TELEF EMISIONES APRIL 3, 2010	USD	5.134%	—		—	—	—	1,048	1,048
TELEF EMISIONES SEPTEMBER 10	EUR	3.661%	—	—	—	—	—	1,000	1,000
EMTN GBP 10/08/2029 400 GBP	GBP	5.445%	—	—	—	—	—	465	465

Telefónica Emisiones, S.A.U.			2,998	620	3,345	4,285	3,409	13,503	28,160

Total Telefónica, S.A. and its instrumental companies			2.998	896	4,845	4,285	3,459	14,999	31,482

Foreign operators		% Interest rate	Maturity (nominal)
Debentures and bonds	Currency		2011	2012	2013	2014	2015	Subsequent years	Total
Marketable debentures	USD	8.850%	87	—	—	—	—	—	87

Telefónica Argentina, SA			87	—	—	—	—	—	87

Serie F	UFC	6.00%	2	3	3	2	2	1	13
Serie L	UFC	3.75%	—	103	—	—	—	—	103
Serie N	UFC	3.50%	—	—	—	172	—	—	172
Serie M	CLP	6.05%	—	—	—	33	—	—	33

Telefónica Chile, S.A.			2	106	3	207	2	1	321

Bond A	CLP	5.60%	—	—	—	51	—	—	51
USD bond	USD	2.875%	—	—	—	—	225	—	225

Telefónica Móviles Chile, S.A.			—	—	—	51	225	—	276

Series C	USD	8.50%	2	3	2	—	—	—	7
Series A	USD	7.75%	1	—	—	—	—	—	1
Series B	USD	8.00%	1	1	—	—	—	—	2
Commercial paper	USD	3.75%	4	—	—	—	—	—	4
Commercial paper	USD	3.80%	11	—	—	—	—	—	11

Otecel, S.A.			19	4	2	—	—	—	25

CB TELEFÓNICA FINANZAS MEXICO B	MXN	9.25%	—	212	—	—	—	—	212
T FINANZAS MEX EMISIÓN 0710 FIJ	MXN	8.07%	—	—	—	—	—	121	121
T. FINANZAS MEX EMISION 0710 VAR	MXN	TIIE28 + 55bps	—	—	—	242	—	—	242

Telefónica Finanzas México, S.A.			—	212	—	242	—	121	575

T. Peru 4th Program (4th Series A)	PEN	6.625%	—	22	—	—	—	—	22
T. Peru 4th Program (9th Series A)	PEN	6.9375%	15	—	—	—	—	—	15
T. Peru 4th Program (9th Series B)	PEN	6.375%	24	—	—	—	—	—	24
T. Peru 4th Program (10th Series A)	PEN	7.875%	—	8	—	—	—	—	8
T. Peru 4th Program (10th Series B)	PEN	6.4375%	—	14	—	—	—	—	14
T. Peru 4th Program (12th Series A)	PEN	VAC + 3.6875%	—	—	—	—	—	16	16
T. Peru 4th Program (14th Series B)	PEN	5.9380%	9	—	—	—	—	—	9
T. Peru 4th Program (14th Series C)	PEN	5.750%	12	—	—	—	—	—	12
T. Peru 4th Program (16th Series A)	PEN	6.000%	—	27	—	—	—	—	27
T. Peru 4th Program (16th Series B)	PEN	6.250%	—	—	8	—	—	—	8
T. Peru 4th Program (19th Series A)	PEN	VAC + 3.6250%	—	—	—	—	—	16	16
T. Peru 4th Program (19th Series B)	PEN	VAC + 2.8750%	—	—	—	—	—	13	13
T. Peru 4th Program (19th Series C)	PEN	VAC + 3.1875%	—	—	—	—	—	5	5
T. Peru 4th Program (36th Series A)	PEN	VAC + 3.6875%	—	—	—	—	—	40	40
T. Peru 4th Program (36th Series B)	PEN	VAC + 3.3750%	—	—	—	—	—	13	13
T. Peru 4th Program (37th Series A)	PEN	VAC + 3.1250%	—	—	—	—	—	13	13
T. Peru 4th Program (40th Series A)	PEN	5.875%	8	—	—	—	—	—	8
T. Peru 4th Program (40th Series B)	PEN	4.875%	4	—	—	—	—	—	4
T. Peru 4th Program (41st Series A)	PEN	7.9375%	—	4	—	—	—	—	4
T. Peru 4th Program (42nd Series A)	PEN	7.3750%	—	—	7	—	—	—	7
T. Peru 4th Program (42nd Series B)	PEN	5.3125%	—	—	5	—	—	—	5
T. Peru 4th Program (42nd Series C)	PEN	6.0625%	—	—	4	—	—	—	4
T. Peru 4th Program (45th Series A)	USD	6.685%	—	—	—	—	—	16	16
T. Peru 5th Program (1st Series A)	PEN	3.50%	8	—	—	—	—	—	8

Foreign operators	Currency	% Interest rate	Maturity (nominal)
Debentures and bonds			2011	2012	2013	2014	2015	Subsequent years	Total
T. Peru 5th Program (1st Series B)	PEN	3.50%	7	—	—	—	—	—	7
T. Peru 5th Program (3rd Series A)	PEN	4.38%	—	8	—	—	—	—	8

T. Peru 5th Program (5th Series A)	PEN	6.1875%	—	—	6	—	—	—	6
T. Peru 5th Program (25th Series A)	PEN	4.3125%	—	5	—	—	—	—	5
T. Peru 5th Program (25th Series B)	PEN	4.3125%	—	3	—	—	—	—	3
T. Peru 5th Program (25th Series B)	PEN	7.50%	—	—	—	—	—	6	6
T. Peru 5th Program (33rd Series A)	PEN	6.8125%	—	—	—	—	—	16	16
T. Peru 5th Program (22nd Series A)	PEN	VAC + 3.5000%	—	—	—	—	—	16	16
T. Peru Senior Notes	PEN	8.000%	—	—	33	67	67	34	201

Telefónica del Perú, S.A.			87	91	63	67	67	204	579

T.M. Peru 1st Program (2nd Series A)	PEN	7.0625%	14	—	—	—	—	—	14
T.M. Peru 1st Program (2nd Series B)	PEN	7.5625%	7	—	—	—	—	—	7
T.M. Peru 1st Program (2nd Series C)	PEN	7.5625%	12	—	—	—	—	—	12
T.M. Peru 1st Program (3rd Series A)	PEN	7.4375%	—	—	10	—	—	—	10
T.M. Peru 1st Program (3rd Series B)	PEN	7.6875%	—	—	5	—	—	—	5
T.M. Peru 1st Program (16th Series A)	PEN	8.1875%	—	—	6	—	—	—	6
T.M. Peru 1st Program (18th Series A)	PEN	6.3125%	—	—	—	11	—	—	11
T.M. Peru 1st Program (18th Series B)	PEN	6.3750%	—	—	—	17	—	—	17
T.M. Peru 2nd Program (3rd Series A)	PEN	5.750%	—	—	7	—	—	—	7
T.M. Peru 2nd Program (9th Series A)	PEN	6.8125%	—	—	—	—	—	16	16
T.M. Peru 2nd Program (9th Series B)	PEN	6.3750%	—	—	—	—	—	13	13
T.M. Peru 2nd Program (11th Series A)	PEN	7.750%	—	—	—	—	—	19	19

Telefónica Móviles, S.A. (Peru)			33	—	28	28	—	48	137

Nonconvertible bonds	BRL	1.20 x CDI	90	—	—	—	—	—	90
Nonconvertible bonds	BRL	1.06 x CDI	—	153	—	—	—	—	153
Nonconvertible bonds	BRL	1.08 x CDI	—	44	—	—	—	—	44
Nonconvertible bonds	BRL	1.12 x CDI	—	—	287	—	—	—	287
Nonconvertible bonds	BRL	IPCA + 7%	—	—	—	32	—	—	32
Convertible bonds (Telemig)	BRL	IPCA + 0.5%	—	—	—	—	—	25	25

Vivo Participações, S.A.			90	197	287	32	—	25	631

O2 pounds sterling issue	GBP	7.625%	—	436	—	—	—	—	436

MMO2, Plc			—	436	—	—	—	—	436

Total issues other operators			318	1,046	383	627	294	399	3,067

TOTAL OUTSTANDING DEBENTURES AND BONDS			3,316	1,942	5,228	4,912	3,753	15,398	34,549

The main debentures and bonds issued by the Group in 2011 are as follows:

Item	Date	Maturity	Nominal value		Currency of issuance	Interest rate
			(millions)	(millions of euros) (1)
EMTN bonds	02/07/11	02/07/17	1,200	1,200	EUR	4.7500%
	03/21/11	02/07/17	100	100	EUR	4.7500%
	11/03/11	02/03/16	1,000	1,000	EUR	4.9670%
	11/04/11	11/04/16	7,000	70	JPY	2.8247%
U.S. Shelf (SEC) bond	02/16/11	02/16/16	1,250	966	USD	3.9920%
	02/16/11	02/16/21	1,500	1,159	USD	5.4620%
Telefónica Emisiones, S.A.U.
Bond	11/22/11	11/22/16	66,000	98	CLP	6.3000%
	11/22/11	11/22/16	2	66	UFC	UF + 3.60%
Telefónica Móviles Chile, S.A.
Bond	10/04/11	10/05/16	59	17	PEN	6.1875%
Telefónica del Perú, S.A.A.
Bond	03/24/11	03/24/18	60	17	PEN	7.3750%
Telefónica Móviles, S.A. (Peru)
Securitization	11/17/11	10/10/12	5	4	USD	4.0000%
	11/23/11	10/10/12	15	12	USD	4.0000%
Otecel, S.A.

(1)	Exchange rate at December 31, 2011

The main debentures and bonds issued by the Group in 2010 are as follows:

Item	Date	Maturity	Nominal value		Currency of issuance	Interest rate
			(millions)	(millions of euros) (1)
EMTN bonds	03/24/10	03/24/15	1,400	1,400	EUR	3.406%
	09/19/10	09/18/17	1,000	1,000	EUR	3.661%
	10/08/10	10/08/29	400	465	GBP	5.445%
U.S. Shelf (SEC) bond	04/26/10	04/26/13	1,200	898	USD	2.582%
	04/26/10	04/27/15	900	674	USD	3.729%
	04/26/10	04/27/20	1,400	1,048	USD	5.134%
Telefónica Emisiones, S.A.U.
U.S. Shelf (SEC) bond	11/09/10	11/09/15	300	225	USD	2.875%
Telefónica Móviles Chile, S.A.
Peso bonds	07/19/10	07/06/20	2,000	121	MXN	8.07%
	07/19/10	07/14/14	4,000	242	MXN	TIIE28 + 55bp
Telefónica Finanzas México, S.A. de CV.
Bond	04/23/10	04/23/12	20	5	PEN	4.313%
	04/29/10	04/29/12	12	3	PEN	4.313%
	06/18/10	06/18/16	23	6	PEN	7.5%
	08/20/10	08/23/17	60	16	PEN	6.813%
Telefónica del Perú, S.A.A.
Bond	06/09/10	06/09/13	26	7	PEN	5.75%
	06/09/10	06/09/17	70	19	PEN	7.75%
	09/09/10	09/10/16	60	16	PEN	6.8125%
	10/14/10	10/15/16	50	13	PEN	6.375%
Telefónica Móviles, S.A. (Peru)
	11/19/10	11/13/11	20	15	USD	3.75%
Otecel, S.A.

(1)	Exchange rate at December 31, 2010

APPENDIX III: FINANCIAL INSTRUMENTS

The detail of the type of financial instruments arranged by the Group (notional amount) by currency and interest rates at December 31, 2011 is as follows:

Millions of Euros	2012	2013	2014	2015	2016	Subsequent years	Total	Fair value
								Underlying debt	Associated derivatives	TOTAL
EURO	5,187	5,396	5,447	7,094	8,808	9,224	41,156	31,251	10,767	42,018
Floating rate	(1,221)	639	2,751	1,887	3,288	(4,392)	2,952	12,087	(9,152)	2,935
Spread—Ref Euribor	(1.71%)	(0.33%)	0.56%	1.75%	0.46%	(0.02%)	—	—	—	—
Fixed rate	6,408	2,907	2,696	5,207	5,070	12,816	35,104	16,064	19,919	35,983
Interest rate	1.46%	2.31%	4.67%	3.03%	5.09%	3.63%	—	—	—	—
Rate cap	—	1,850	—	—	450	800	3,100	3,100	—	3,100
OTHER EUROPEAN CURRENCIES
Instruments in CZK	569	162	329	159	378	—	1,597	127	1,495	1,622
Floating rate	114	159	—	159	—	—	432	15	1,063	1,078
Spread	—	(0.09%)	—	(0.02%)	—	—	—	—	—	—
Fixed rate	455	3	329	—	378	—	1,165	112	432	544
Interest rate	1.12%	4.17%	—	3.84%	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in GBP	(755)	419	160	—	485	2,754	3,063	4,477	(944)	3,533
Floating rate	664	—	84	48	108	1,209	2,113	126	2,010	2,136
Spread	—	—	—	—	4.13%	—	—	—	—	—
Fixed rate	(1,419)	—	76	(48)	377	1,425	411	3,812	(2,954)	858
Interest rate	(0.34%)	—	5.01%	1.46%	5.88%	6.31%	—	—	—	—
Rate cap	—	419	—	—	—	120	539	539	—	539
AMERICA
Instruments in USD	(15)	784	(13)	56	(1,490)	2,880	2,202	14,814	(13,446)	1,368
Floating rate	119	481	(44)	(49)	(1,424)	1,227	310	1,547	(525)	1,022
Spread	2.02%	0.71%	(1.18%)	(1.35%)	(0.05%)	0.01%	—	—	—	—
Fixed rate	(134)	292	20	94	(77)	1,642	1,837	13,267	(12,921)	346
Interest rate	(9.74%)	5.47%	(14.48%)	27.57%	(28.28%)	10.77%	—	—	—	—
Rate cap	—	11	11	11	11	11	55	—	—	—
Instruments in UYU	(15)	—	—	1	—	—	(14)	(14)	—	(14)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(15)	—	—	1	—	—	(14)	(14)	—	(14)
Interest rate	4.23%	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in ARS	171	5	4	4	—	10	194	171	23	194
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	171	5	4	4	—	10	194	171	23	194
Interest rate	14.55%	19.00%	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in BRL	(303)	927	494	351	255	196	1,920	1,084	590	1,674
Floating rate	(966)	432	199	253	70	196	184	(309)	167	(142)
Spread	(0.31%)	1.17%	2.91%	3.36%	12.03%	10.77%	—	—	—	—
Fixed rate	663	495	295	98	185	—	1,736	1,393	423	1,816
Interest rate	9.32%	9.47%	9.82%	9.71%	7.84%	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in CLP	(297)	102	329	263	287	—	684	695	(199)	496
Floating rate	57	22	69	263	287	—	698	85	105	190
Spread	2.26%	1.48%	1.09%	0.98%	1.45%	—	—	—	—	—
Fixed rate	(354)	80	260	—	—	—	(14)	610	(304)	306
Interest rate	0.76%	3.66%	5.97%	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in UFC	(3)	2	2	2	1	—	4	338	(8)	330
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(3)	2	2	2	1	—	4	338	(8)	330
Interest rate	(3.54%)	6.00%	5.43%	6.00%	6.00%	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in PEN	148	161	163	86	123	300	981	971	—	971
Floating rate	(8)	(5)	(5)	(5)	(5)	189	161	161	—	161
Spread	3.55%	3.47%	3.47%	3.47%	3.47%	3.48%	—	—	—	—
Fixed rate	156	166	168	91	128	111	820	810	—	810
Interest rate	6.51%	6.60%	7.35%	7.48%	7.35%	7.37%	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in COP	918	171	211	68	43	21	1,432	1,272	130	1,402
Floating rate	287	134	143	56	31	—	651	650	—	650

Millions of Euros	2012	2013	2014	2015	2016	Subsequent years	Total	Fair value
								Underlying debt	Associated derivatives	TOTAL
Spread	3.78%	3.24%	3.20%	3.22%	3.31%	—	—	—	—	—
Fixed rate	631	37	68	12	12	21	781	622	130	752
Interest rate	4.47%	6.48%	6.71%	5.22%	5.22%	5.30%	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in UVR	—	35	—	119	132	2,437	2,723	2,723	—	2,723
Floating rate	—	35	—	119	132	2,437	2,723	2,723	—	2,723
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in VEB	(1,653)	(4)	(3)	—	—	—	(1,660)	(1,671)	—	(1,671)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(1,653)	(4)	(3)	—	—	—	(1,660)	(1,671)	—	(1,671)
Interest rate	1.68%	14.19%	16.00%	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in UDI	(32)	(32)	(32)	(76)	(21)	91	(102)	876	60	936
Floating rate	(32)	(32)	(32)	(76)	(21)	91	(102)	876	60	936
Spread	3.63%	5.21%	5.26%	4.66%	6.50%	(3.18%)	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in MXN	451	54	276	54	54	791	1,680	920	(166)	754
Floating rate	(2)	—	—	—	—	58	56	248	(26)	222
Spread	—	—	—	—	—	0.74%	—	—	—	—
Fixed rate	453	54	276	54	54	733	1,624	672	(140)	532
Interest rate	10.13%	3.70%	5.19%	3.70%	3.70%	3.95%	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in GTQ	(6)	—	—	—	—	—	(6)	(19)	—	(19)
Floating rate	(6)	—	—	—	—	—	(6)	(6)	—	(6)
Spread	0.01%	—	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	(13)	—	(13)
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
ASIA
Instruments in JPY	—	—	—	—	—	—	—	520	(532)	(12)
Floating rate	—	—	—	—	—	—	—	150	(150)	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	370	(382)	(12)
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

TOTAL							55,854	58,535	(2,230)	56,305

Floating rate							10,172	18,353	(6,448)	11,905
Fixed rate							41,988	36,543	4,218	40,761
Rate cap							3,694	3,639	—	3,639

Currency options							22	—	22	22

The table below is an extract of the previous table that shows the sensitivity to interest rates originated by our position on interest rate swaps categorized into instruments entered into for trading purposes and instruments entered into for purposes other than trading at December 31, 2011:

INTEREST RATE SWAPS
	Maturity
Millions of euros	2012	2013	2014	2015	2016	Subsequent years	TOTAL	Fair value
TRADING PURPOSES EUR								(78)
Fixed to fixed	—	—	—	—	—	—	—	27
Receiving leg	(2,023)	—	(35)	(20)	—	—	(2,078)	(2,081)
Average interest rate	1.60%	—	—	—	—	—	1.56%	—
Paying leg	2,023	—	35	20	—	—	2,078	2,108
Average spread	1.60%	—	1.12%	1.63%	—	—	1.60%	—
Fixed to floating	—	—	—	—	—	—	—	(527)
Receiving leg	(475)	(1,405)	(1,447)	(745)	(2,145)	(6,626)	(12,843)	(8,061)
Average interest rate	15.34%	2.76%	2.22%	3.15%	0.41%	3.15%	2.99%	—
Paying leg	475	1,405	1,447	745	2,145	6,626	12,843	7,534
Average spread	0.17%	0.85%	1.35%	0.60%	2.57%	—	0.71%	—
Floating to fixed	—	—	—	—	—	—	—	408
Receiving leg	(7,458)	(710)	(1,325)	—	(3.485)	(1,325)	(14,303)	(12,663)
Average spread	(0.05%)	1.56%	—	—	1.22%	—	0.35%	—
Paying leg	7,458	710	1,325	—	3,485	1.325	14,303	13,071
Average interest rate	0.92%	2.35%	3.14%	—	1.54%	7.80%	1.99%	—
Floating to floating	—	—	—	—	—	—	—	14
Receiving leg	(4,123)	—	—	(50)	—	—	(4,173)	(4,191)
Average interest rate	(0.08%)	—	—	—	—	—	(0.08%)	—
Paying leg	4,123	—	—	50	—	—	4,173	4,205
Average spread	(0.08%)	—	—	0.28%	—	—	(0.08%)	—
USD								54
Fixed to floating	—	—	—	—	—	—	—	(42)
Receiving leg	—	—	(39)	(39)	(124)	(286)	(488)	(529)
Average interest rate	—	—	1.04%	1.66%	1.15%	3.61%	2.62%	—
Paying leg	—	—	39	39	124	286	488	487
Average spread	—	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	96
Receiving leg	(128)	(464)	(100)	(105)	(19)	(1,021)	(1,837)	(655)
Average spread	2.57%	3.61%	—	—	—	—	1.09%	—
Paying leg	128	464	100	105	19	1,021	1,837	751
Average interest rate	—	—	0.92%	2.52%	1.07%	3.31%	2.05%	—
GBP								(3)
Fixed to floating	—	—	—	—	—	—	—	(11)
Receiving leg	—	—	60	48	108	341	557	559
Average interest rate	—	—	—	—	—	—	—	—
Paying leg	—	—	(60)	(48)	(108)	(341)	(557)	(570)
Average spread	—	—	1.53%	1.46%	1.75%	2.25%	2.01%	—
Floating to fixed	—	—	—	—	—	—	—	8
Receiving leg	—	—	156	—	—	269	425	434
Average spread	—	—	1.31%	—	—	2.40%	2.00%	—
Paying leg	—	—	(156)	—	—	(269)	(425)	(426)
Average interest rate	—	—	—	—	—	—	—	—

NON TRADING PURPOSES EUR	—	—	—	—	—	—	—	522
Fixed to floating	—	—	—	—	—	(70)	(70)	(1,039)
Receiving leg	(594)	(1,654)	(2,815)	(1,005)	(3,093)	(2,650)	(11,811)	(12,717)
Average interest rate	4.26%	4.69%	3.26%	2.32%	2.80%	3.41%	3.35%	—
Paying leg	594	1,654	2,815	1,005	3,093	2,580	11,741	11,678
Average spread	0.04%	0.03%	0.01%	0.03%	0.01%	—	0.02%	—
Floating to fixed	—	—	—	—	—	—	—	1,561
Receiving leg	(4,776)	(4,476)	(2,330)	(6,302)	(3,120)	(13,303)	(34,307)	(24,704)
Average spread	1.03%	0.65%	0.74%	0.32%	—	—	0.34%	—
Paying leg	4,776	4,476	2,330	6,302	3,120	13,303	34,307	26,265
Average interest rate	0.92%	1.33%	1.62%	2.70%	3.13%	3.19%	2.43%	—
Floating to floating	—	—	—	—	—	—	—	—
Receiving leg	(42)	—	—	—	—	—	(42)	(43)
Average spread	0.43%	-	-	-	-	-	0.43%	-
Paying leg	42	—	—	—	—	—	42	43
Average interest rate	(0.10%)	—	—	—	—	—	(0.10%)	—
USD	—	—	—	—	—	—	—	(1,916)
Fixed to floating	—	—	—	—	—	—	—	(1,949)
Receiving leg	(222)	(1,711)	(79)	(1,973)	(5,103)	(5,356)	(14,444)	(12,663)
Average interest rate	0.61%	2.97%	3.07%	3.04%	3.25%	4.45%	3.59%	—
Paying leg	222	1,711	79	1,973	5,103	5,356	14,444	10,714
Average spread	2.27%	0.14%	—	0.17%	1.90%	—	0.75%	—
Floating to fixed	—	—	—	—	—	—	—	33
Receiving leg	(28)	(685)	(28)	(28)	(28)	—	(797)	(800)
Average spread	—	—	—	—	—	—	—	—
Paying leg	28	685	28	28	28	—	797	833
Average interest rate	4.34%	3.35%	4.34%	4.34%	4.34%	—	3.49%	—
MXN	—	—	—	—	—	—	—	(9)
Floating to fixed	—	—	—	—	—	—	—	(9)
Receiving leg	—	—	(222)	—	(166)	—	(388)	(417)
Average spread	—	—	0.55%	—	5.38%	—	2.62%	—
Paying leg	—	—	222	—	166	—	388	408
Average interest rate	—	—	5.55%	2.66%	2.66%	—	4.31%	—
GBP	—	—	—	—	—	—	—	(174)
Fixed to floating	—	—	—	—	—	—	—	(248)
Receiving leg	—	—	(599)	—	—	(1,257)	(1,856)	(2,106)
Average interest rate	—	—	5.25%	—	—	3.73%	4.22%	—
Paying leg	—	—	599	—	—	1,257	1,856	1,858
Average spread	—	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	74
Receiving leg	—	—	—	—	(484)	—	(484)	(484)
Average spread	—	—	—	—	—	—	—	—
Paying leg	—	—	—	—	484	—	484	558
Average interest rate	—	—	—	—	4.96%	—	4.96%	—
JPY	—	—	—	—	—	—	—	(10)
Fixed to floating	—	—	—	—	—	—	—	(10)
Receiving leg	(150)	—	—	—	(70)	—	(220)	(230)
Average interest rate	—	—	—	—	—	—	—	—
Paying leg	150	—	—	—	70	—	220	220
Average spread	0.34%	—	—	—	2.82%	—	1.13%	—
CLP	—	—	—	—	—	—	—	(8)
Fixed to floating	—	—	—	—	—	—	—	(7)
Receiving leg	—	(22)	(31)	—	(171)	—	(224)	(246)
Average interest rate	—	4.12%	4.51%	—	6.51%	—	6.00%	—
Paying leg	—	22	31	—	171	—	224	239
Average spread	—	—	—	—	1.66%	—	1.27%	—
Floating to fixed	—	—	—	—	—	—	—	(1)
Receiving leg	(78)	(103)	—	—	—	—	(181)	(182)
Average spread	—	—	—	—	—	—	—	—
Paying leg	78	103	—	—	—	—	181	181
Average interest rate	1.15%	3.76%	—	—	—	—	2.64%	—

Foreign exchange and interest rate options, by maturity, at December 31, 2010 are as follows:

	CURRENCY OPTIONS
	MATURITIES
Millions of euros	2012	2013	2014	2015	2016	Subsequent years
Put USD / Call EUR
Notional amount of options bought	289	159		192		1,662
Strike	1.32%	1.49%		1.54%		1.38%
Notional amount of options sold	202					832
Strike	1.26%					1.20%

	Subsequent	Subsequent	Subsequent	Subsequent	Subsequent
	INTEREST RATE OPTIONS
	MATURITIES
Millions of euros	2012	2013	2014	2015	Subsequent years
Collars
Notional amount of options bought	919	—	—	504	1,698
Strike Cap	5.05%	—	—	4.29%	4.76%
Strike Floor	3.30%	—	—	3.00%	3.63%

Caps
Notional amount of options bought	2,749	—	—	—	—
Strike	4.37%	—	—	—	—

Notional amount of options sold	3,668	—	—	504	1,698
Strike	4.95%	—	—	4.45%	5.22%

Floors
Notional amount of options bought	919	—	—	450	1,698
Strike	0.96%	—	—	0.50%	0.99%

Notional amount of options sold	—	—	—	—	—
Strike	—	—	—	—	—

Cash flows receivable or payable on derivative financial instruments settled via the swap of nominals, by currency of collection/payment, along with contractual maturities are as follows:

	$000,0	$000,0	$000,0	$000,0	$000,0	$000,0	$000,0	$000,0
Millions of euros		2012	2013	2014	2015	2016	Subsequent years	Total
Currency swaps
Receive	ARS	—	—	—	—	—	—	—
Pay	ARS	—	—	—	—	—	—	—
Receive	BRL	110	—	68	—	—	—	178
Pay	BRL	(258)	(136)	(151)	(197)	(177)	(38)	(957)
Receive	CLP	89	103	—	263	116	—	571
Pay	CLP	(252)	(206)	(212)	(527)	(231)	—	(1,428)
Receive	COP	—	—	—	—	—	—	—
Pay	COP	(214)	(37)	(37)	(12)	(12)	(21)	(333)
Receive	CZK	—	—	—	—	—	—	—
Pay	CZK	(114)	(159)	(228)	(159)	(378)	—	(1,038)
Receive	EUR	608	286	281	163	1,151	—	2,489
Pay	EUR	(582)	(2,943)	(72)	(3,176)	(4,533)	(8,034)	(19,340)
Receive	GBP	—	—	—	—	—	—	—
Pay	GBP	—	—	—	—	(484)	—	(484)
Receive	JPY	599	—	—	—	70	—	669
Pay	JPY	—	—	—	—	—	—	—
Receive	MAD	90	—	—	—	—	—	90
Pay	MAD	(90)	—	—	—	—	—	(90)
Receive	MXN	—	—	—	—	—	—	—
Pay	MXN	(51)	(51)	(51)	(51)	(51)	(645)	(900)
Receive	PEN	—	—	—	—	—	—	—
Pay	PEN	(29)	(15)	(15)	(15)	(35)	(23)	(132)
Receive	UFC	199	—	166	—	133	—	498
Pay	UFC	(100)	—	—	—	(66)	—	(166)
Receive	USD	306	3,498	284	4,203	4,690	8,419	21,400
Pay	USD	(189)	(260)	(73)	(277)	(54)	—	(853)
Receive	UDI	52	52	52	52	52	664	924
Pay	UDI	—	—	—	—	—	—	—
TOTAL		174	132	12	267	191	322	1,098
Forwards
Receive	ARS	26	—	—	—	—	—	26
Pay	ARS	(197)	—	—	—	—	—	(197)

	$000	$000	$000	$000	$000	$000	$000	$000
Receive	BRL	—	—	—	—	—	—	-
Pay	BRL	(192)	—	—	—	—	—	(192)
Receive	CLP	185	—	—	—	—	—	185
Pay	CLP	(91)	—	—	—	—	—	(91)
Receive	COP	18	—	—	—	—	—	18
Pay	COP	(190)	—	—	—	—	—	(190)
Receive	CZK	5	—	—	—	—	—	5
Pay	CZK	(604)	—	—	—	—	—	(604)
Receive	EUR	3,661	—	—	—	—	—	3,661
Pay	EUR	(3,350)	(19)	—	—	—	—	(3,369)
Receive	GBP	2,530	—	—	—	—	—	2,530
Pay	GBP	(994)	—	—	—	—	—	(994)
Receive	MXN	4	—	—	—	—	—	4
Pay	MXN	(597)	—	—	—	—	—	(597)
Receive	PEN	2	—	—	—	—	—	2
Pay	PEN	(93)	—	—	—	—	—	(93)
Receive	UFC	20	—	—	—	—	—	20
Pay	UFC	(20)	—	—	—	—	—	(20)
Receive	USD	1,682	22	—	—	—	—	1,704
Pay	USD	(1,792)	—	—	—	—	—	(1,792)
TOTAL		13	3	—	—	—	—	16

The detail of the type of financial instruments by the Group notional amount by currency and interest rates at December 31, 2010 was as follows:

								Fair value
Millions of Euros	2011	2012	2013	2014	2015	Subsequent years	Total	Underlying debt	Associated derivatives	TOTAL
EURO	6,343	3,777	7,548	3,677	6,933	11,336	39,614	34,588	6,151	40,739
Floating rate	796	1,855	6,862	1,195	2,529	(5,177)	8,060	8,575	(784)	7,791
Spread—Ref Euribor	0.12%	0.59%	0.22%	0.04%	1.16%	11.70%	(6.81%)
Fixed rate	5,547	(228)	(14)	2,482	4,404	15,263	27,454	21,870	6,648	28,518
Interest rate	(0.46%)	3.69%	(157%)	4.78%	3.24%	25.17%	14.86%
Rate cap	—	2,150	700	—	—	1,250	4,100	4,143	287	4,430
OTHER EUROPEAN CURRENCIES	(469)	1,324	170	919	164	3,377	5,485	3,882	1,589	5,471
Instruments in CZK	646	242	164	338	164	—	1,554	45	1,527	1,572
Floating rate	—	116	164	—	164	—	444	—	446	446
Spread	—	(0.00%)	(0.09%)	—	(0.02%)	—	(0.04%)
Fixed rate	646	126	—	338	—	—	1,110	45	1,081	1,126
Interest rate	1.81%	4.17%	—	3.84%	—	—	2.69%
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in GBP	(1,115)	1,082	6	581	—	3,377	3,931	3,837	62	3,899
Floating rate	—	238	—	581	—	1,340	2,159	101	1,818	1,919
Spread	—	0.27%	—	—	—	—	0.03%
Fixed rate	(1,115)	437	6	—	—	1,921	1,249	3,210	(1,874)	1,336
Interest rate	(1.99%)	7.57%	6.44%	—	—	17.33%	31.12%
Rate cap	—	407	—	—	—	116	523	526	118	644
AMERICA	(1,035)	1,639	1,982	1,317	830	5,006	9,739	17,237	(8,700)	8,537
Instruments in USD	(257)	10	650	36	27	1,270	1,736	12,880	(11,715)	1,165
Floating rate	(153)	93	480	68	(73)	(86)	329	1,950	(1,787)	163
Spread	1.84%	0.80%	0.69%	0.76%	(0.56%)	0.53%	0.53%
Fixed rate	(114)	(93)	160	(42)	90	1,344	1,345	10,867	(9,931)	936
Interest rate	(23.54%)	3.93%	7.83%	1.05%	27.27%	(86.84%)	(82.40%)
Rate cap	10	10	10	10	10	12	62	63	3	66
Instruments in UYU	(48)	—	—	—	—	—	(48)	2	—	2
Floating rate	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—
Fixed rate	(48)	—	—	—	—	—	(48)	2	—	2
Interest rate	3.40%	—	—	—	—	—	3.40%	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

								Fair value
Millions of Euros	2011	2012	2013	2014	2015	Subsequent years	Total	Underlying debt	Associated derivatives	TOTAL
Instruments in ARS	399	—	—	—	—	15	414	139	252	391
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	399	—	—	—	—	15	414	139	252	391
Interest rate	13.29%	—	—	—	—	—	12.77%
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in BRL	(1,127)	662	856	406	299	125	1,221	582	674	1,256
Floating rate	(1,608)	336	460	203	234	34	(341)	(636)	388	(248)
Spread	(0.90%)	3.89%	3.28%	5.57%	1.26%	—	(16.67%)
Fixed rate	481	326	396	203	65	91	1,562	1,218	286	1,504
Interest rate	7.53%	7.60%	4.61%	7.58%	7.77%	27.24%	7.98%
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in CLP	(64)	225	110	312	283	—	866	(129)	795	666
Floating rate	(56)	85	24	33	283	—	369	87	689	776
Spread	(2.53%)	1.63%	1.48%	—	0.98%	—	1.60%
Fixed rate	(8)	140	86	279	—	—	497	(216)	106	(110)
Interest rate	(24.06%)	3.86%	3.66%	—	—	—	5.47%
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in UFC	3	2	2	2	2	2	13	197	121	318
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	3	2	2	2	2	2	13	197	121	318
Interest rate	40.94%	7.45%	6.00%	5.43%	6.00%	6.00%	13.62%
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in PEN	60	152	144	124	77	360	917	1,130	125	1,255
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	60	152	144	124	77	360	917	1,130	125	1,255
Interest rate	18.68%	6.23%	6.73%	6.58%	7.95%	31.05%	17.06%
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in COP	551	322	154	135	26	5	1,193	561	715	1,276
Floating rate	147	124	129	110	26	5	541	584	—	584
Spread	2.22%	3.10%	3.11%	3.14%	3.00%	3.00%	2.86%
Fixed rate	404	198	25	25	—	—	652	(23)	715	692
Interest rate	2.42%	8.43%	7.09%	7.09%	—	—	4.60%
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in UVR	7	—	—	—	52	2,523	2,582	2,582	—	2,582
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	7	—	—	—	52	2,523	2,582	2,582	—	2,582
Interest rate	12.38%	—	—	—	12.38%	74.28%	72.88%
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in VEB	(1,082)	—	—	—	—	—	(1,082)	(1,084)	—	(1,084)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	(1,082)	—	—	—	—	—	(1,082)	(1,084)	—	(1,084)
Interest rate	1.66%	—	—	—	—	—	1.66%	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in UDI	45	48	60	54	58	492	757	—	(246)	(246)
Floating rate	45	48	60	54	58	492	757	—	(246)	(246)
Spread	3.56%	3.52%	3.12%	3.09%	3.09%	2.98%	3.07%
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in MXN	484	218	6	248	6	214	1,176	377	579	956
Floating rate	(70)	—	—	242	—	87	259	17	—	17
Spread	0.45%	—	—	0.55%	—	0.46%	0.55%
Fixed rate	554	218	6	6	6	127	917	360	579	939
Interest rate	3.57%	9.10%	4.00%	4.00%	4.00%	5.16%	5.11%
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in GTQ	(6)	—	—	—	—	—	(6)	—	—	—
Floating rate	(6)	—	—	—	—	—	(6)	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—
ASIA	(1)	—	—	—	—	—	(1)	295	(301)	(6)
Instruments in JPY	(1)	—	—	—	—	—	(1)	295	(301)	(6)
Floating rate	—	—	—	—	—	—	—	138	(138)	—
Spread	—	—	—	—	—	—	—
Fixed rate	(1)	—	—	—	—	—	(1)	157	(163)	(6)
Interest rate	(0.04%)	—	—	—	—	—	(0.04%)
Rate cap	—	—	—	—	—	—	—	—	—	—

								Fair value
Millions of Euros	2011	2012	2013	2014	2015	Subsequent years	Total	Underlying debt	Associated derivatives	TOTAL
TOTAL	4,838	6,740	9,700	5,913	7,927	19,719	54,837	56,002	(1,261)	54,741

Floating rate	(905)	2,895	8,179	2,486	3,221	(3,305)	12,571	10,816	386	11,202
Fixed rate	5,733	1,278	811	3,417	4,696	21,646	37,581	40,454	(2,055)	38,399
Rate cap	10	2,567	710	10	10	1,378	4,685	4,732	408	5,140

Currency options							(175)
Other							931

The table below is an extract of the previous table that shows the sensitivity to interest rates originated by the Group´s position on interest rate swaps categorized into instruments entered into for trading purposes and instruments entered into for purposes other than trading at December 31, 2010:

INTEREST RATE SWAPS
	Maturity
Millions of euros	2011	2012	2013	2014	2015	Subsequent years	TOTAL	Fair value
TRADING PURPOSES EUR								(88)
Fixed to fixed	—	—	—	—	—	—	—	3
Receiving leg	—	—	—	(35)	(20)	—	(55)	(50)
Average interest rate	—	—	—	—	—	—	—
Paying leg	—	—	—	35	20	—	55	53
Average spread	—	—	—	1.12%	1.63%	—	1.31%
Fixed to floating	—	—	—	—	—	—	—	(308)
Receiving leg	(1,685)	(420)	(1,250)	(1,255)	(575)	(2,359)	(7,544)	(6,141)
Average interest rate	4.62%	4.25%	3.46%	2.50%	3.57%	3.37%	3.59%
Paying leg	1,685	420	1,250	1,255	575	2,359	7,544	5,833
Average spread	0.00%	0.00%	0.95%	1.56%	0.77%	2.45%	1.24%
Floating to fixed	—	—	—	—	—	—	—	218
Receiving leg	(5,327)	(175)	(710)	(1,000)	—	(2,185)	(9,397)	(8,812)
Average spread	0.00%	0.00%	2.00%	0.00%	—	0.00%	0.15%
Paying leg	5,327	175	710	1,000	—	2,185	9,397	9,030
Average interest rate	1.03%	2.17%	2.35%	3.43%	—	3.32%	1.94%
Floating to floating	—	—	—	—	—	—	—	(1)
Receiving leg	—	—	—	—	(50)	—	(50)	(52)
Average interest rate	—	—	—	—	—	—	—
Paying leg	—	—	—	—	50	—	50	51
Average spread	—	—	—	—	—	—	—
USD	—	—	—	—	—	—	—	6
Fixed to floating	—	—	—	—	—	—	—	(13)
Receiving leg	(68)	—	—	—	(37)	(322)	(427)	(440)
Average interest rate	3.08%	—	—	—	0.00%	3.26%	2.95%
Paying leg	68	—	—	—	37	322	427	427
Average spread	—	—	—	—	1.04%	—	0.09%
Floating to fixed	—	—	—	—	—	—	—	19
Receiving leg	(206)	(67)	(449)	—	(102)	(876)	(1,700)	(633)
Average spread	0.35%	3.99%	3.61%	—	—	—	1.15%
Paying leg	206	67	449	—	102	876	1,700	652
Average interest rate	0.50%	—	—	—	2.52%	3.54%	2.03%	—

NON TRADING PURPOSES EUR	—	—	—	—	—	—	—	(784)
Fixed to floating	—	—	—	—	—	—	—	(661)
Receiving leg	(2,039)	(504)	(1,654)	(3,055)	(1,005)	(3,318)	(11,575)	(12,218)
Average interest rate	3.23%	3.50%	3.77%	4.69%	3.33%	3.47%	3.78%
Paying leg	2,039	504	1,654	3,055	1,005	3,318	11,575	11,557
Average spread	0.80%	0.01%	0.05%	0.03%	0.01%	0.00%	0.16%
Floating to fixed	—	—	—	—	—	—	—	(123)
Receiving leg	(11,699)	(556)	(550)	(2,230)	(5,412)	(11,832)	(32,279)	(15,695)
Average spread	0.19%	—	—	3.48%	2.35%	—	0.70%
Paying leg	11,699	556	550	2,230	5,412	11,832	32,279	15,572
Average interest rate	2.64%	2.82%	3.74%	—	1.09%	3.72%	3.01%	—
USD	—	—	—	—	—	—	—	(880)
Fixed to floating	—	—	—	—	—	—	—	(928)
Receiving leg	(776)	(42)	(1,501)	(42)	(1,875)	(4,891)	(9,127)	(9,539)
Average interest rate	—	3.90%	—	5.52%	—	4.84%	2.64%
Paying leg	776	42	1,501	42	1,875	4,891	9,127	8,611
Average spread		—		—		—	—	—
Floating to fixed	—	—	—	—	—	—	—	48
Receiving leg	(28)	(28)	(664)	(28)	(28)	(28)	(804)	(802)
Average spread	—	—	—	—	—	—	—
Paying leg	28	28	664	28	28	28	804	850
Average interest rate	4.34%	4.34%	4.34%	3.35%	4.34%	4.34%	4.31%	—
MXN	—	—	—	—	—	—	—	(1)
Floating to fixed	—	—	—	—	—	—	—	(1)
Receiving leg	(85)	—	—	—	—	(121)	(206)	(69)
Average spread	0.61%						0.25%	—
Paying leg	85	—	—	—	—	121	206	68
Average interest rate	8.16%						3.37%	—

GBP	—	—	—	—	—	—	—	2
Fixed to floating	—	—	—	—	—	—	—	(64)
Receiving leg	—	—	—	(581)	—	(1,220)	(1,801)	(1,867)
Average interest rate				5.25%	—	3.92%	2.66%	—
Paying leg	—	—	—	581	—	1,220	1,801	1,803
Average spread					—	1.64%	1.11%	—
Floating to fixed	—	—	—	—	—	—	—	66
Receiving leg	(628)	—	—	—	—	(470)	(1,098)	(1,099)
Average spread		—				—	—	—
Paying leg	628	—	—	—	—	470	1,098	1,165
Average interest rate		5.12%				4.96%	2.13%	—
JPY	—	—	—	—	—	—	—	(4)
Fixed to floating	—	—	—	—	—	—	—	(4)
Receiving leg	—	—	(138)	—	—	—	(138)	(142)
Average interest rate			1.68%				1.68%	—
Paying leg	—	—	138	—	—	—	138	138
Average spread				—	—		—	—
CLP	—	—	—	—	—	—	—	(35)
Fixed to floating	—	—	—	—	—	—	—	1
Receiving leg	—	—	(24)	(33)	—	—	(57)	(56)
Average interest rate			4.12%	4.51%	—		2.39%	—
Paying leg	—	—	24	33	—	—	57	57
Average spread				—	—		—	—
Floating to fixed	—	—	—	—	—	—	—	(36)
Receiving leg	(297)	(60)	(110)	—	—	—	(467)	(355)
Average spread	1.55%	—	—	—			0.98%	—
Paying leg	297	60	110	—	—	—	467	319
Average interest rate	—	1.82%	3.74%				1.11%	—

Foreign exchange and interest rate options, by maturity, at December 31, 2010 were as follows:

	Subsequent	Subsequent	Subsequent	Subsequent	Subsequent	Subsequent
	CURRENCY OPTIONS
	MATURITIES
	2011	2012	2013	2014	2015	Subsequent years
Put USD / Call EUR
Notional amount of options bought	217		154		186	1,609
Strike	1.59%		1.49%		1.54%	1.38%
Notional amount of options sold	195					831
Strike	1.49%					1.20%

	1,406,622,132	1,406,622,132	1,406,622,132	1,406,622,132	1,406,622,132
	INTEREST RATE OPTIONS
	MATURITIES
Figures in euros	2011	2012	2013	2014	Subsequent years
Collars
Notional amount of options bought	—	1,406,622,132	—	—	2,179,179,407
Strike Cap	—	4.718%	—	—	4.63%
Strike Floor	—	3.204%	—	—	3.48%

Caps
Notional amount of options bought	—	4,430,888,760	—	—	—
Strike	—	4.031%	—	—	—
Notional amount of options sold	—	5,837,510,892	—	—	2,179,179,407
Strike	—	3.669%	—	—	5.032%

Floors
Notional amount of options bought	—	1,706,622,132	—	—	2,121,333,140
Strike	—	0.764%	—	—	0.786%
Notional amount of options sold	—	700,000,000	—	—	—
Strike	—	2.147%	—	—	—

Cash flows receivable or payable on derivative financial instruments settled via the swap of nominals, by currency of collection/payment, along with contractual maturities at December 31, 2010 were as follows:

Millions of euros		2011	2012	2013	2014	2015	Subsequent years	Total
Currency swaps
Receive	ARS	—	—	—	—	—	—	—
Pay	ARS	(54)	—	—	—	—	—	(54)
Receive	BRL	75	—	—	—	—	—	75
Pay	BRL	(202)	(73)	(5)	(84)	(199)	—	(563)
Receive	CLP	204	95	110	—	284	—	693
Pay	CLP	(408)	(271)	(221)	(228)	(565)	—	(1,693)
Receive	COP	—	—	—	—	—	—	—
Pay	COP	(198)	(198)	(25)	(25)	—	—	(446)
Receive	CZK	—	—	—	—	—	—	—
Pay	CZK	(117)	(117)	(164)	(235)	(164)	—	(797)
Receive	EUR	978	323	160	281	163	588	2,493
Pay	EUR	(870)	(485)	(2,928)	(41)	(3,145)	(8,286)	(15,755)
Receive	GBP	—	—	—	—	—	—	—
Pay	GBP	(628)	—	—	—	—	(470)	(1,098)
Receive	JPY	18	552	—	—	—	138	708
Pay	JPY	—	—	—	—	—	—	—

Receive	MAD	—	89	—	—	—	—	89
Pay	MAD	—	(89)	—	—	—	—	(89)
Receive	MXN	—	—	—	—	—	—	—
Pay	MXN	(12)	(12)	(12)	(12)	(12)	(182)	(242)
Receive	PEN	—	—	—	—	—	—	—
Pay	PEN	(17)	(28)	(19)	(14)	(14)	(54)	(146)
Receive	UFC	41	206	—	171	—	—	418
Pay	UFC	(133)	(103)	—	—	—	—	(236)
Receive	USD	1,526	225	3,224	151	4,007	8,104	17,237
Pay	USD	(185)	—	(112)	—	(268)	—	(565)
Receive	UDI	12	12	12	12	12	186	246
Pay	UDI	—	—	—	—	—	—	—
TOTAL		30	126	20	(24)	99	24	275
Forwards
Receive	ARS	—	—	—	—	—	—	—
Pay	ARS	(229)	—	—	—	—	—	(229)
Receive	BRL	—	—	—	—	—	—	—
Pay	BRL	(156)	—	—	—	—	—	(156)
Receive	CLP	129	—	—	—	—	—	129
Pay	CLP	(129)	—	—	—	—	—	(129)
Receive	COP	65	—	—	—	—	—	65
Pay	COP	(295)	—	—	—	—	—	(295)
Receive	CZK	—	—	—	—	—	—	—
Pay	CZK	(718)	—	—	—	—	—	(718)
Receive	EUR	3,357	—	—	—	—	—	3,357
Pay	EUR	(3,055)	(32)	(18)	—	—	—	(3,105)
Receive	GBP	2,257	8	—	—	—	—	2,265
Pay	GBP	(1,031)	—	—	—	—	—	(1,031)
Receive	MXN	286	—	—	—	—	—	286
Pay	MXN	(746)	—	—	—	—	—	(746)
Receive	PEN	42	2	—	—	—	—	44
Pay	PEN	(12)	—	—	—	—	—	(12)
Receive	UFC	—	—	—	—	—	—	—
Pay	UFC	(11)	—	—	—	—	—	(11)
Receive	USD	2,351	26	21	—	—	—	2,398
Pay	USD	(2,107)	(2)	—	—	—	—	(2,109)
TOTAL		(2)	2	3	—	—	—	3

APPENDIX IV: INTEREST-BEARING DEBT

The main financing transactions included under this heading outstanding at December 31, 2011 and 2010 and their nominal amounts are as follows:

Descriptive name summary	Contractual limit amount (millions)	Currency	Outstanding principal balance (millions of euros)		Arrangement date	Maturity date
			12/31/11	12/31/10
Total Telefónica, S.A. and its instrument companies
Telefónica, S.A. 2005 syndicated facility	650	EUR	—	300	06/28/05	06/28/11
Telfisa EIB bilateral facility	300	EUR	—	300	12/12/06	12/12/11
Telefónica Europe, B.V. 2006 syndicated facility	4,200	GBP	2,965	2,945
Tramo D (*)	2,100	GBP	2,502	2,459	12/07/06	12/14/12
Tramo E (*)	2,100	GBP	463	486	12/07/06	12/14/13
Telefónica, S.A. 2010 syndicated facility	8,000	EUR	8,000	6,000
Tranche A.1	1,000	EUR	1,000	3,000	07/28/10	07/28/13
Tranche A.2	2,000	EUR	2,000	—	07/28/10	07/28/14
Tranche A.3	2,000	EUR	2,000	—	07/28/10	07/28/16
Tranche B	3,000	EUR	3,000	3,000	07/28/10	07/28/15
Bilateral loan	160	EUR	160	160	12/22/10	12/22/15
Telfisa EIB bilateral facility	100	EUR	100	100	01/31/07	01/31/15
Telfisa EIB bilateral facility	375	EUR	375	375	01/30/08	01/30/15
Telfisa EIB bilateral facility	253	USD	196	227	09/15/04	09/15/16
Cajas Telefónica, S.A. 2006 Saving Bank’s syndicated facility	700	EUR	700	700	04/21/06	04/21/17
Telefónica, S.A. ECAs – EKN loan	472	USD	259	—	02/12/10	11/30/19
Telefónica Europe, B.V. bilateral	15,000	JPY	150	138	08/16/07	07/27/37

Other operators
Telefónica Chile 2005 syndicated facility	150	USD	—	112	10/28/05	06/21/11
Móviles Chile 2006 syndicated facility	180	USD	—	134	12/29/05	01/05/11
Cesky financing	115	EUR	115	115	07/30/97	07/30/12
Telefónica Chile 2008 syndicated facility	150	USD	116	112	06/09/08	05/13/13
Telefónica Brasil bilateral loan – Banco do Brasil	150	USD	116	—	10/31/11	10/25/13
Vivo bilateral loan—BNDES	818	BRL	339	509	07/13/07	08/15/14
Colombia Telecomunicaciones loan	310,000	COP	123	121	12/28/09	12/28/14
Vivo EIB bilateral	265	USD	212	203	02/29/08	03/02/15
Atento syndicated facility	235	EUR	228	—	03/29/11	03/29/15
Telefónica Brasil bilateral loan—BNDES	1,390	BRL	576	812	10/23/97	05/15/15
Móviles Colombia IDB financing	273	USD	211	367
Tranche A	83	USD	64	83	12/20/07	11/15/14
Tranche B	190	USD	147	284	12/20/07	11/15/12
Vivo bilateral loan—BNB	255	BRL	111	170	10/30/08	10/30/16
Telefónica Brasil bilateral loan—BNDES	3,000	BRL	414	—	09/20/11	07/15/19

Others			6,157	6,069

Total			21,623	19,907

(*)	Multi-currency loan

APPENDIX V: MAIN COMPANIES COMPRISING THE TELEFÓNICA GROUP

The table below lists the main companies comprising the Telefónica Group at December 31, 2011 and the main investments consolidated using the equity method.

Included for each company are the company name, corporate purpose, country, functional currency, share capital (in million of functional currency units), the Telefónica Group’s effective shareholding and the company or companies through which the Group holds a stake.

Name and corporate purpose	Country	Currency	Capital	% Telefónica Group	Holding company
Parent company:
Telefónica, S.A.	Spain	EUR	4,564
Telefónica Spain
Telefónica de España, S.A.U. Telecommunications service provider	Spain	EUR	1.024	100%	Telefónica, S.A. (100%)
Telefónica Móviles España, S.A.U. Wireless communications services provider	Spain	EUR	423	100%	Telefónica, S.A. (100%)
Acens Technologies, S.L. Hosting, housing and telecommunications solutions service provider	Spain	EUR	23	100%	Telefónica de España, S.A.U. (100%)
Telefónica Soluciones Sectoriales, S.A.U. Consulting services for ICT companies	Spain	EUR	14	100%	Telefónica de España, S.A.U. (100%)
Teleinformática y Comunicaciones, S.A.U. (TELYCO) Promotion, marketing and distribution of telephone and telematic equipment and services	Spain	EUR	8	100%	Telefónica de España, S.A.U. (100%)
Telefónica Serv. de Informática y Com. de España, S.A.U. Telecommunications systems, networks and infrastructure engineering	Spain	EUR	5	100%	Telefónica de España, S.A.U. (100%)
Telefónica Cable, S.A.U. Cable telecommunication services provider	Spain	EUR	3	100%	Telefónica de España, S.A.U. (100%)
Iberbanda, S.A. Broadband telecommunications operator	Spain	EUR	2	100%	Telefónica de España, S.A.U. (100%)
Telefónica Telecomunicaciones Públicas, S.A.U. Installation of public telephones	Spain	EUR	1	100%	Telefónica de España, S.A.U. (100%)
Interdomain, S.A.U. Internet resources operator	Spain	EUR	—	100%	Telefónica Soluciones Sectoriales, S.A. (100%)
Telefónica Remesas, S.A. Remittance management	Spain	EUR	—	100%	Telefónica Telecomunicaciones Públicas, S.A.U. (100%)
Tuenti Technologies, S.L. Private social platform	Spain	EUR	—	91.38%	Telefónica Móviles España, S.A.U. (91.38%)
Telefónica Latin America
Telefónica Internacional, S.A.U. Investment in the telecommunications industry abroad	Spain	EUR	2,839	100%	Telefónica, S.A. (100%)
Telefónica International Holding, B.V. Holding company	Netherlands	EUR	—	100%	Telefónica Internacional, S.A.U. (100%)

Name and corporate purpose	Country	Currency	Capital	% Telefónica Group	Holding company
Latin American Cellular Holdings, B.V. Holding company	Netherlands	EUR	281	100%	Telefónica, S.A. (100%)
Telefónica Datacorp, S.A.U. Telecommunications service provider and operator	Spain	EUR	700	100%	Telefónica, S.A. (100%)
Telefónica Brasil, S.A. Wireline telephony operator in Sao Paulo	Brazil	BRL	37,798	73.92%	Telefónica Internacional, S.A.U. (29.42%) Sao Paulo Telecomunicaçoes Participaçoes, Ltda. (19.72%) Telefónica, S.A. (24.72%) Telefónica Chile, S.A. (0.06%)
Vivo, S.A. Wireless services operator	Brazil	BRL	7,051	73.9%	Telefónica Brasil, S.A.(100%)
Compañía Internacional de Telecomunicaciones, S.A. Holding company	Argentina	ARS	561	100%	Telefónica Holding de Argentina, S.A. (47.22%) Telefónica Móviles Argentina Holding, S.A. (42.77%) Telefónica International Holding, B.V. (10.01%)
Telefónica de Argentina, S.A. Telecommunications service provider	Argentina	ARS	624	100%	Compañía Internacional de Telecomunicaciones, S.A. (51.49%) Telefónica Internacional, S.A. (16.20%) Telefónica Móviles Argentina, S.A. (29.56%) Telefónica International Holding, B.V. (0.95%) Telefónica, S.A. (1.80%)
Telefónica Móviles Argentina Holding, S.A. Holding company	Argentina	ARS	1,198	100%	Telefónica, S.A. (75%) Telefónica Internacional, S.A.U. (25%)
Telefónica Venezolana, C.A. Wireless communications operator	Venezuela	VEF	1,468	100%	Latin America Cellular Holdings, B.V.(97.04%) Telefónica, S.A. (0.09%) Comtel Comunicaciones Telefónicas, S.A. (2.87%)
Telefónica Móviles Chile, S.A. Wireless communications services operator	Chile	CLP	589,404	99.99%	TEM Inversiones Chile Ltda. (99.99%)
Telefónica Chile, S.A. Local and international long distance telephony services provider	Chile	CLP	578,078	97.89%	Inversiones Telefónica Internacional Holding Ltda. (53.00%) Telefónica Internacional de Chile, S.A. (44.89%)
Telefónica del Perú, S.A.A. Local, domestic and international long distance telephone service provider	Peru	PEN	2,962	98.33%	Telefónica Internacional, S.A.U. (49.90%) Latin America Cellular Holdings, B.V. (48.28%) Telefónica, S.A. (0.15%)
Telefónica Móviles Perú, S.A.C. Wireless communications services provider	Peru	PEN	625	99.99%	Telefónica del Perú, S.A.A. (99.99%)

Name and corporate purpose	Country	Currency	Capital	% Telefónica Group	Holding company
Colombia Telecomunicaciones, S.A. ESP Communications services operator	Columbia	COP	909,929	52.03%	Telefónica Internacional, S.A.U. (52.03%)
Telefónica Móviles Colombia, S.A. Wireless communications operator	Columbia	COP	82	100%	Olympic, Ltda. (50.57%) Telefónica, S.A. (49.43%)
Telefónica Móviles México, S.A. de C.V. (MEXICO) Holding company	Mexico	MXN	50,452	100%	Telefónica, S.A. (100%)
Pegaso Comunicaciones y Sistemas, S.A. de C.V. Wireless telephone and communications services	Mexico	MXN	27,173	100%	Telefónica Móviles México, S.A. de C.V. (100%)
Telefónica Móviles del Uruguay, S.A. Wireless communications and services operator	Uruguay	UYU	255	100%	Latin America Cellular Holdings, B.V. (68.00%) Telefónica, S.A. (32.00%)
Telefónica Larga Distancia de Puerto Rico, Inc. Telecommunications service operator	Puerto Rico	USD	—	98%	Telefónica Internacional Holding, B.V. (98%)
Telefónica Móviles Panamá, S.A. Wireless telephony services	Panama	USD	24	100%	Telefónica, S.A. (56.31%) Panamá Cellular Holdings, B.V. (43.69%)
Telefónica Móviles El Salvador, S.A. de C.V. Provision of wireless and international long distance communications services	El Salvador	USD	187	99.18%	Telefónica El Salvador Holding, S.A. de C.V. (99.18%)
Telefónica Móviles Guatemala, S.A. Wireless, wireline and radio paging communications services provider	Guatemala	GTQ	1,420	99.98%	TCG Holdings, S.A. (65.99%) Telefónica, S.A. (13.60%) Guatemala Cellular Holdings, B.V. (13.12%) Panamá Cellular Holdings, B.V. (7.27%)
Telefonía Celular de Nicaragua, S.A. Wireless telephony services	Nicaragua	NIO	247	100%	Latin America Cellular Holdings, B.V. (100%)
Otecel, S.A. Wireless communications services provider	Ecuador	USD	183	100%	Ecuador Cellular Holdings, B.V. (100%)
Telefónica de Costa Rica TC, S.A. Wireless communications	Costa Rica	CRC	91,047	100%	Telefónica, S.A. (100%)
Wayra Investigacion y Desarrollo, S.L. Talent identification and development in ICT.	Spain	EUR	—	100%	Telefónica Internacional, S.A.U. (100%)
WY Telecom, S.A. de C.V. Talent identification and development in ICT.	Mexico	MXN	8	100%	Telefónica Móviles México, S.A. de C.V. (98%) Pegaso PCS, S.A. de C.V. (2%)
Wayra Argentina, S.A. Talent identification and development in ICT.	Argentina	ARS	7	100%	Telefónica Móviles Argentina, S.A. (90%) Telefónica Internacional Holding, B.V. (10%)
Wayra Colombia, S.A.S. Technological innovation-based business project development	Columbia	COP	5	100%	Telefónica Móviles Colombia, S.A. (100%)
Proyecto Wayra, C.A. Commercial, industrial and mercantile activities	Venezuela	VEF	2	100%	Telefónica Venezolana, C.A. (100%)

Name and corporate purpose	Country	Currency	Capital	% Telefónica Group	Holding company
Wayra Perú Aceleradora de Proyectos, S.A.C. Technological innovation-based business project development	Peru	PEN	2	100%	Telefónica del Perú, S.A.A. (99.99%) Telefónica Móviles Perú, S.A.C. (0.01%)
Terra Networks Brasil, S.A. ISP and portal	Brazil	BRL	1,046	100%	Sao Paulo Telecomunicaçoes Participaçoes, Ltda. (100%)
Terra Networks México, S.A. de C.V. ISP, portal and real-time financial information services	Mexico	MXN	45	99.99%	Terra Networks Mexico Holding, S.A. de C.V. (99.99%)
Terra Networks Perú, S.A. ISP and portal	Peru	PEN	10	99.99%	Telefónica Internacional, S.A.U. (99.99%)
Terra Networks Argentina, S.A. ISP and portal	Argentina	ARS	7	100%	Telefónica Internacional, S.A.U. (99.99%) Telefónica International Holding, B.V. (0.01%)
Terra Networks Guatemala, S.A. ISP and portal	Guatemala	GTQ	154	99.99%	Telefónica Internacional, S.A.U. (99.99%)
Telefónica Holding Atticus, B.V. Holding company	Netherlands	EUR	—	100%	Telefónica Internacional, S.A.U. (100%)
Telefónica Europe
Telefónica Europe plc Holding company	UK	GBP	39	100%	Telefónica, S.A. (100%)
MmO2 plc Holding company	UK	GBP	9	99.99%	Telefónica Europe plc (99.99%)
O2 Holdings Ltd. Holding company	UK	GBP	12	100%	MmO2 plc (100%)
Telefónica UK Ltd. Wireless communications services operator	UK	GBP	17	100%	O2 Networks Ltd. (80.00%) O2 Cedar Ltd. (20.00%)
Tesco Mobile Ltd. (*) Wireless telephony services	UK	GBP	—	50%	O2 Communication Ltd. (50.00%)
O2 (Europe) Ltd. Holding company	UK	EUR	1,239	100%	Telefónica, S.A. (100%)
Telefónica Germany GmbH & Co. OHG Wireless communications services operator	Germany	EUR	51	100%	Telefónica Germany Verwaltungs GmBh (99.99%) Telefónica O2 Germany Management GmBh (0.01%)
Telefonica Ireland Ltd. Wireless communications services operator	Ireland	EUR	98	100%	O2 Netherland Holdings B.V. (97.06%) Kilmaine, Ltd. (2.94%)
Jajah Inc. IP telephony platform	US	USD	—	100%	Telefónica Europe plc (100%)
Telefónica Czech Republic, a.s. Telecommunications service provider	Czech Republic	CZK	32,209	69.41%	Telefónica, S.A. (69.41%)
Telefónica Slovakia, s.r.o. Wireless telephony, internet and data transmission services	Slovak Republic	EUR	240	69.41%	Telefónica Czech Republic, a.s. (100%)

Name and corporate purpose	Country	Currency	Capital	% Telefónica Group	Holding company
Telefónica International Wholesale Services II, S.L. International services provider	Spain	EUR	-	100%	Telefónica, S.A. (100%)
Telefónica International Wholesale Services, S.L. International services provider	Spain	EUR	230	100%	Telefónica, S.A. (92.51%) Telefónica Datacorp, S.A.U.(7.49%)
Telefónica International Wholesale Services America, S.A. Provision of high bandwidth communications services	Uruguay	UYU	14,563	100%	Telefónica, S.A. (74.36%) Telefónica International Wholesale Services, S.L. (25.64%)
Telefónica International Wholesale Services USA, Inc. Provision of high bandwidth communications services	US	USD	36	100%	T. International Wholesale Services America, S.A. (100%)
Other companies
Telefónica Global Services, GmbH Purchasing services	Germany	EUR	—	100%	Telefónica Germany GmbH & Co. OHG (100%)
Telefónica Global Roaming, GmbH Optimization of network traffic	Germany	EUR	—	100%	Telefónica Global Services, GmbH (100%)
Telefónica Compras Electrónicas, S.L. Development and provision of information society services	Spain	EUR	—	100%	Telefónica Global Services, GmbH (100%)
Telefónica de Contenidos, S.A.U. Organization and operation of multimedia service-related businesses	Spain	EUR	1,865	100%	Telefónica, S.A. (100%)
Televisión Federal S.A.- TELEFE Provision and operation TV and radio broadcasting –services	Argentina	ARS	135	100%	Atlántida Comunicaciones S.A. (79.02%) Enfisur S.A. (20.98%)
Atlántida Comunicaciones, S.A. Media	Argentina	ARS	22	100%	Telefónica Media Argentina S.A. (93.02%) Telefónica Holding de Argentina, S.A. (6.98%)
Telefónica Servicios Audiovisuales, S.A.U. Provision of all type of audiovisual telecommunications services	Spain	EUR	6	100%	Telefónica de Contenidos, S.A.U. (100%)
Telefónica On The Spot Services, S.A.U. Provision of telemarketing services	Spain	EUR	1	100%	Telefónica de Contenidos, S.A.U. (100%)
Telefónica Broadcast Services, S.L.U. DSNG-based transmission and operation services	Spain	EUR	—	100%	Telefónica Servicios Audiovisuales, S.A.U. (100%)
Telefónica Learning Services, S.L. Vertical e-learning portal	Spain	EUR	1	100%	Telefónica Digital España, S.L. (100%)
Red Universal de Marketing y Bookings Online, S.A. (RUMBO) (*) Online travel agency	Spain	EUR	1	50.00%	Telefónica Digital España, S.L. (50.00%)
Atento Inversiones y Teleservicios, S.A.U. Holding company	Spain	EUR	24	100%	Telefónica, S.A. (100%)
Atento Ceská Republika, a.s. Provision of call-center services	Czech Republic	CZK	1	100%	Atento Inversiones y Teleservicios, S.A. (100%)
Atento Teleservicios España, S.A.U. Provision of all type of telemarketing services	Spain	EUR	1	100%	Atento N.V. (100%)

Name and corporate purpose	Country	Currency	Capital	% Telefónica Group	Holding company
Atento Impulsa, S.L.U. Management of specialist job centers for people with disabilities	Spain	EUR	—	100%	Atento Teleservicios España, S.A. (100%)
Atento N.V. Holding company and telecommunications service provider	Netherlands	EUR	—	100%	Atento Inversiones y Teleservicios, S.A. (100%)
Atento Brasil, S.A. Provision of call-center services	Brazil	BRL	152	100%	Atento N.V. (100%)
Atento Colombia, S.A. Provision of call-center services	Columbia	COP	2,997	100%	Atento N.V. (94.98%) Atento Mexicana, S.A. De C.V. (5.00%) Atento Venezuela, S.A. (0.01%) Atento Brasil, S.A. (0.004%) Teleatento del Perú, S.A.C. (0.004%)
Atento Argentina, S.A. Provision of call-center services	Argentina	ARS	4	100%	Atento Holding Chile, S.A. (75.56%) Atento N.V. (24.44%)
Atento Mexicana, S.A. de C.V. Provision of call-center services	Mexico	MXN	47	100%	Atento N.V. (100%)
Teleatento del Perú, S.A.C. Provision of call-center services	Peru	PEN	14	100%	Atento N.V. (83.33%) Atento Holding Chile, S.A. (16.67%)
Atento Chile, S.A. Telecommunications services provider	Chile	CLP	11,128	100%	Atento Holding Chile, S.A. (71.16%) Telefónica Chile, S.A. (27.44%) Telefónica Empresas Chile, S.A. (0.96%) Telefónica Larga Distancia, S.A. (0.44%)
Atento Centroamérica, S.A. Provision of call-center services	Guatemala	GTQ	55	100%	Atento N.V. (99.99%) Atento El Salvador, S.A. de C.V. (0.01%)
Telfin Ireland Ltd. Intragroup financing	Ireland	EUR	—	100%	Telefónica, S.A. (100%)
Telefónica Digital España, S.L. Holding company	Spain	EUR	7	100%	Telefónica, S.A. (100%)
Telefónica Ingeniería de Seguridad, S.A.U. Security services and systems	Spain	EUR	7	100%	Telefónica, S.A. (100%)
Telefónica Engenharia de Segurança do Brasil, Ltda. Security services and systems	Brazil	BRL	35	99.99%	Telefónica Ingeniería de Seguridad, S.A. (99.99%)
Telefónica Capital, S.A.U. Finance company	Spain	EUR	7	100%	Telefónica, S.A. (100%)
Lotca Servicios Integrales, S.L. Aircraft ownership and operation	Spain	EUR	17	100%	Telefónica, S.A. (100%)
Fonditel Pensiones, Entidad Gestora de Fondos de Pensiones, S.A. Administration of pension funds	Spain	EUR	16	70.00%	Telefónica Capital, S.A. (70.00%)

Name and corporate purpose	Country	Currency	Capital	% Telefónica Group	Holding company
Fonditel Gestión, Soc. Gestora de Instituciones de Inversión Colectiva, S.A. Administration and representation of collective investment schemes	Spain	EUR	2	100%	Telefónica Capital, S.A. (100%)
Telefónica Investigación y Desarrollo, S.A.U. Telecommunications research activities and projects	Spain	EUR	6	100%	Telefónica, S.A. (100%)
Telefónica Investigación y Desarrollo de México, S.A. de C.V. Telecommunications research activities and projects	Mexico	MXN	—	100%	Telefónica Investigación y Desarrollo, S.A. (100%)
Telefónica Luxembourg Holding, S.à.r.L. Holding company	Luxembourg	EUR	8	100%	Telefónica, S.A. (100%)
Casiopea Reaseguradora, S.A. Reinsurance	Luxembourg	EUR	4	100%	Telefónica Luxembourg Holding, S.à.r.L. (100%)
Pléyade Peninsular, Correduría de Seguros y Reaseguros del Grupo Telefónica, S.A. Distribution, promotion or preparation of insurance contracts	Spain	EUR	—	100%	Telefónica Finanzas, S.A.U. (TELFISA) (83.33%) Telefónica, S.A. (16.67%)
Telefónica Insurance, S.A. Direct insurance transactions	Luxembourg	EUR	6	100%	Casiopea Reaseguradora, S.A. (95.00%) Seguros de Vida y Pensiones Antares, S.A. (5.00%)
Seguros de Vida y Pensiones Antares, S.A. Life insurance, pensions and health insurance	Spain	EUR	51	100%	Telefónica, S.A. (89.99%) Casiopea Reaseguradora, S.A. (10.01%)
Telefónica Finanzas, S.A.U. (TELFISA) Integrated cash management, consulting and financial support for Group companies	Spain	EUR	3	100%	Telefónica, S.A. (100%)
Fisatel Mexico, S.A. de C.V. Integrated cash management, consulting and financial support for Group companies	Mexico	MXN	5	100%	Telefónica, S.A. (100%)
Telfisa Global, B.V. Integrated cash management, consulting and financial support for Group companies	Netherlands	EUR	—	100%	Telefónica, S.A. (100%)
Telefónica Europe, B.V. Fund raising in capital markets	Netherlands	EUR	—	100%	Telefónica, S.A. (100%)
Telefónica Finance USA, L.L.C. (**) Financial intermediation	US	EUR	2,000	0.01%	Telefónica Europe, B.V. (0.01%)
Telefónica Emisiones, S.A.U. Financial debt instrument issuer	Spain	EUR	—	100%	Telefónica, S.A. (100%)
Spiral Investments, B.V. Holding company	Netherlands	EUR	39	100%	Telefónica Móviles España, S.A.U. (100%)
Telefónica Global Technology, S.A.U. Gloabl management and operation of IT systems	Spain	EUR	10	100%	Telefónica, S.A. (100%)
Telefónica Móviles Soluciones y Aplicaciones, S.A. IT and communications services provider	Chile	CLP	7,801	100%	Telefónica S.A. (100%)

Name and corporate purpose	Country	Currency	Capital	% Telefónica Group	Holding company
Aliança Atlântica Holding B.V. Holding company	Netherlands	EUR	40	93.99%	Telefónica, S.A. (50.00%) Telefónica Brasil, S.A. (43.99%)
Telefónica Gestión de Servicios Compartidos España, S.A. Management and administrative services rendered	Spain	EUR	8	100%	Telefónica, S.A. (100%)
Telefónica Gestión de Servicios Compartidos, S.A.C. Management and administrative services rendered	Argentina	ARS	—	99.99%	T. Gestión de Servicios Compartidos España, S.A. (95.00%) Telefónica, S.A. (4.99%)
Telefónica Gestión de Servicios Compartidos, S.A. Management and administrative services rendered	Chile	CLP	1,019	97.89%	Telefónica Chile, S.A.(97.89%)
Telefónica Gestión de Servicios Compartidos, S.A. Management and administrative services rendered	Peru	PEN	1	100%	T. Gestión de Servicios Compartidos España, S.A. (99.99%) Telefónica del Perú, S.A.A. (0.01%)
Cobros Serviços de Gestao, Ltda. Management and administrative services rendered	Brazil	BRL	—	99.33%	T. Gestión de Servicios Compartidos España, S.A. (99.33%)
Tempotel, Empresa de Trabajo Temporal, S.A. Temporary employment agency	Spain	EUR	—	100%	T. Gestión de Servicios Compartidos España, S.A. (100%)
Telefonica Serviços Empresariais do BRASIL, Ltda. Management and administrative services rendered	Brazil	BRL	12	99.99%	T. Gestión de Servicios Compartidos España, S.A. (99.99%)
Telefónica Gestión de Servicios Compartidos México, S.A. de C.V. Management and administrative services rendered	Mexico	MXN	50	100%	T. Gestión de Servicios Compartidos España, S.A. (100%)
Telefónica Servicios Integrales de Distribución, S.A.U. Distribution services provider	Spain	EUR	2	100%	T. Gestión de Servicios Compartidos España, S.A. (100%)
Companies accounted for using the equity method
Telefónica Factoring España, S.A. Factoring services provider	Spain	EUR	5	50.00%	Telefónica, S.A. (50.00%)
Telefónica Factoring Do Brasil, Ltd. Factoring services provider	Brazil	BRL	5	50.00%	Telefónica, S.A. (40.00%) Telefónica Factoring España, S.A. (10.00%)
Telefónica Factoring Mexico, S.A. de C.V. SOFOM ENR Factoring services provider	Mexico	MXN	33	50.00%	Telefónica, S.A. (40.5%) Telefónica Factoring España, S.A. (9.50%)
Telefónica Factoring Perú, S.A.C. Factoring services provider	Peru	PEN	6	50.00%	Telefónica, S.A. (40.5%) Telefónica Factoring España, S.A. (9.50%)
Telefónica Factoring Colombia, S.A. Factoring services provider	Columbia	COP	4,000	50.00%	Telefónica, S.A. (40.5%) Telefónica Factoring España, S.A. (9.50%)
Telco, S.p.A. Holding company	Italy	EUR	2,186	46.18%	Telefónica, S.A. (46.18%)
DTS Distribuidora de Televisión Digital, S.A. Broadcasting, satellite TV signal transmission and linkage services	Spain	EUR	126	22.00%	Telefónica de Contenidos, S.A.U. (22%)

Name and corporate purpose	Country	Currency	Capital	% Telefónica Group	Holding company
Hispasat, S.A. Operation of a satellite telecommunications system	Spain	EUR	122	13.23%	Telefónica de Contenidos, S.A.U. (13.23%)
China Unicom (Hong Kong) Limited Telecommunications service operator	China	RMB	2,311	9.57%	Telefónica Internacional, S.A.U. (9.57%)

(*)	Consolidated by using proportionate consolidation method
(**)	Fully consolidated with 100% of voting rights

Through these consolidated financial statements, Telefónica (Germany) GmbH & Co. OHG, complies with the provisions of Art. 264b HGB [“Handelsgesetzbuch”: Germany code of commerce], and is exempt in accordance with the stipulations of Art. 264b HGB.

APPENDIX VI: KEY REGULATORY ISSUES AND CONCESSIONS AND LICENSES HELD BY THE TELEFÓNICA GROUP

In order to provide network services, the Group must obtain general authorizations, concessions or licenses from the national regulatory authorities of the countries in which the Group operates. Procedures for obtaining licenses are also applicable to radio frequency permits for the Group’s mobile operators. The duration of a license or of the rights to use spectrum depend on the legal framework applicable in the country in question.

The main issues regarding the regulatory environment in which the Group operates, as well as the service licenses, concessions and authorizations held by the Group at December 31, 2011, are described below.

Regulatory environment

The regulatory debate in 2011 remained focused on the roll-out of ultra-high speed networks, roaming charges and net neutrality, all important issues for the development of the European telecommunications market and the Information Society.

In March 2011, the European Commission held a roundtable with 39 executives of telecommunications, equipment and content companies to discuss speeding up Next Generation network deployment. In July, the industry representatives presented 11 specific proposals regarding the sustainability of the internet ecosystem, interoperability, the framework for investments and network funding. This initiative sparked debate over new mechanisms for fiber network development, particularly co-investment between operators and public-private funding.

In this connection, in October the Commission held a consultation on the current costs and pricing of copper networks and the future fiber networks. The Commission encourages investment in fiber and is currently looking at how to set prices for current and future wholesale services to achieve this goal.

In April, the Commission released a report on Net Neutrality, in which it maintains the non-regulatory alternative. It did, however, pose the need to know and supervise operators’ traffic management practices. The Commission turned to BEREC to draft a set of guidelines for transparency and minimum quality of service standards.

In July, the Commission released a proposal for a review of the Roaming Regulation aimed a achieving a long-term solution to continued high roaming costs. The proposal entails a dramatic change to how roaming services have been provided in Europe until now. From July 2014, mobile operators would be forced to separate the sale of roaming services from their domestic services. This would allow users to choose a different operator for calls made in other Member States. The proposal includes a transitional period during which the current maximum prices would be applied until the structural measure is implemented. Retail data roaming prices would also include new caps.

In Spain, the government reorganized spectrum during the year 2011 to prepare the industry for mobile broadband. In an auction, Telefónica Móviles España, S.A.U. obtained 6 MHz (2x10 MHz each) in the 800 MHz (2x10 MHz), 900 MHz (2x10 MHz) and 2.6 GHz (2x20 MHz each) bands for a total of 842 million euros, of which it has already paid 441 million euros. It has until June 1, 2012, to pay the remaining 401 million euros.

The government also held a tender to appoint the operator(s) in charge of providing components of the universal service. Telefónica de España, S.A.U. was appointed public electronic communications network connection and public telephony service provider. It was also entrusted with drafting and delivering the telephone directory to subscribers of public telephone service. Telefónica Telecomunicaciones Públicas, S.A.U. was engaged to oversee the part of universal service dealing with having a sufficient number of public pay telephones. The concession for the appointment of the universal service operator is for five years, from January 1, 2012 to December 31, 2017.

Also during the year, the government passed Royal Decree 726/ 2011, of May 20, which states that connection to the public electronic communications network with internet access, guaranteed under the universal service, must allow for broadband data communication with download speeds of at least 1Mbit per second.

As regards regulation of relevant markets, a general Service Level Agreement (SLA) model was implemented –within the scope of NEON (new national operator environment)- to ensure quality indicators in wholesale offers. The Spanish telecoms regulator, Comisión del Mercado de Telecomunicaciones (CMT), raised the price of the unbundled loop and cut prices for wholesale access to the telephone network (AMLT). The regulator put a freeze on monthly charges and finally approved the new wholesale broadband service (NEBA), which will replace the current indirect access service. Lastly, in December 2011, the CMT launched a public consultation on mobile network call termination rates, proposing a reduction of 75-80%.

The government prepared a draft bill amending General Telecommunications Law 32/2003, of November 3, to adapt it to the package of EU directives on electronic communications. It set the deadline for transposing these directives into Spanish law at May 25, 2011. The November 20 general elections and the dissolution of the house of representatives delayed passage of this law for its presentation to congress and the senate in the new legislature. Accordingly, the directives were not transposed within the established timeframe.

Finally, the European Commission brought the Kingdom of Spain before the European Court of Justice in 2011 for failure to eliminate within the established timeframe the tax included in the law on funding of RTVE, which affects Telefónica España, S.A.U., Telefónica Móviles, S.A.U. and Telefónica Telecomunicaciones Públicas, S.A.U. as electronic communications operators (0.9% of gross operating revenues excluding those obtained in the wholesale market) and providers of conditional access services to pay TV (1.5% of gross operating income).

In the other European markets where Telefónica operates, discussions surrounding the procedures for awarding and sharing radioelectric spectrum intensified in 2011. In Germany, the regulator launched a public consultation to identify demand for spectrum in the 900 MHz and 1800 MHz frequencies from 2017. A decision in this respect should come in 2013. On October 21, 2011, amid the process for refarming, the regulator adopted the decision not to redistribute spectrum in the 900 MHz frequency, allowing Telefónica Germany to keep the spectrum allotted to it.

In the Czech Republic, in September 2011 the regulator (CTO) published the terms and conditions for a combined spectrum auction in the 800 MHz, 1800 MHz and 2.6 GHz bands. This auction will be held during the second half of 2012.

At the end of 2011, in Slovakia, the regulator set the guidelines for initiating an allocation of frequencies in the 800 MHz, 1800 MHz and 2.6 GHz bands in the first quarter of 2012.

In Ireland, the regulator continued to hold public consultations on a future spectrum auction expected to take place in 2012. Because of delays in the auction, Telefónica Ireland was given a provisional license in the 900 MHz band until 2013.

The national regulators also continued to adopt measures aimed at reducing mobile termination rates (MTRs). In the United Kingdom, in March 2011, regulator OFCOM adopted a decision to reduce termination rates. Both Vodafone and Everything Everywhere appealed this decision before the Competition Appeals Tribunal (CAT), with the support of Telefónica UK.

In the resolution to this appeal, the CAT agreed to bring forward the date of application of the rates for the year included in the OFCOM resolution (2015) to 2014, as it deemed this would help competition and, ultimately, consumers.

In Germany, the regulator adopted a decision in February 2011, with retroactive effects from December 1, 2010, cutting MTRs. The MTRs will remain effective until November 30, 2012. The German regulator also launched a consultation implementing a more stringent cost model, which is expected to be applied when the next MTRs are established.

In Slovakia, in May 2011, the regulator decided not to extend the asymmetric application of MTRs to Telefónica Slovakia.

In the Czech Republic, the regulator, CTO, reduced MTRs in two steps. From July 1, 2011, the price is 1.08 Czech crown per minute.

In Ireland, MTRs are established based on the average price of MTRs published by the BEREC.

In Latin America, in February 2011, the fine levied by the anti-trust authorities of Argentina imposed on Telefónica for late filing of notification of the concentration move related to the new composition of the company controlling Telecom Argentina was reduced to 50 million Argentine pesos (from 104.7 million Argentine pesos initially, equivalent to approximately 19 million euros).

In Brazil, in June 2011, the country’s President approved the new general targets for universal service plan (PGMU) applicable for 2011 to 2015. The PGMU lowers the targets for public telephone its large cities and sets out the installation of public telephones in remote and inaccessible areas. Along with approval of the PGMU, Telefónica signed a revised CFTS contract, valid between 2011 and 2015. The principal change relates to the end of restrictions on cable TV concessionaires, enabling Telefónica to exercise its option to acquire full control of TVA (the Abril group’s cable TV company).

Meanwhile, Telefónica Brasil signed a memorandum of understanding with the Communications Ministry to participate in the national broadband plan. With this document, Telefónica undertakes to offer 1 MB private broadband plans at a maximum price of 35 Brazilian reais and to gradually service all cities of São Paulo until 2014.

In June, Vivo signed the terms of operation of band H (1.8 GHz) spectrum, which it was awarded in the 2010 tender.

In October 2011, Anatel approved the fixed-mobile rate adjustment regulation, which entails a gradual reduction of these rates by applying a CPI- factor. This reduction factor is 18% in 2012, 12% in 2013 and 10% in 2014. The absolute decrease in public rates must be passed on to mobile interconnection prices (VU-M).

In Peru, on December 28, 2011, Osiptel set the cap on local calls from fixed telephones of Telefónica del Perú, S.A.A. customers to mobile telephony networks, for both personal and trunk communications. This new rate, in place since last December 30, came alongside a new rate scheme, which grants fixed telephony operators control over the rates for fixed-to-mobile calls.

In Chile, in line with the rate-setting procedure for the 5-year period from 2009 to 2014, the country’s ministry adopted a series of measures, including rates on local calls, access and minor local telephony service. In addition, rates were regulated for unbundled wholesale broadband (Bitstream). For mobile rates, a cap was placed on access fees for network usage, while the time structure was also modified. A new rate-setting process will begin at the end of 2012.

On July 16, 2011, a new net neutrality law in Chile came into effect. Long-distance service was eliminated in some regions of the country between October and November. Around the beginning of 2014, it will be eliminated throughout the country.

Subtel called for bids in a public tender to allocate public fixed and/or mobile data transmission service in the 2.505—2.565 MHz and 2.625—2.685 MHz frequency bands. Bids will be received and opened on April 19, 2012.

In Mexico, through 2011, the Federal Telecommunications Commission (“Cofetel”), in a plenary meeting, issued a number of resolutions over interconnection disputes lodged by various operators. Among these, it set a mobile telephone call termination rate in Telefónica México’s mobile network and for other operators of 0.3912 Mexican pesos per minute of interconnection, measured by second and without rounding. Telefónica México has filed an administrative appeal to Cofetel’s resolutions, although to date they have not been resolved. In May 2011, the Supreme Court ruled that Cofetel’s resolutions regarding interconnection should not be suspended without effect as it was an issue on public interest.

On October 27, 2011, the CFC declared all mobile operators (except Nextel) in the switched termination services market to be dominant operators. Appeals were filed against these resolutions on December 13 and 16.

In Venezuela, CONATEL published a government order in February setting reference levels for setting interconnection prices for use of mobile telephone services based on long-run incremental costs with a breakdown of network components by CONATEL, which will only step in to set price where consensus is not reached in disputes among operators over interconnection prices during the period specified in the interconnection regulations.

In Colombia, the Telecommunications Regulation Commission (CRT) set a scaled reduction in mobile access charges from April 2012 to 2015 for both usage and capacity and initiated an individual administrative proceeding against COMCEL (América Móviles group) as the dominant operator. In May 2011, it designed a new protection scheme for convergent users. In August, it established a new interconnection regime for converging networks, laying down the general terms for network access for content and application providers. In December, it established the terms for providing content and application services on mobile networks, setting new government rules on numbering and mobile internet quality. It approved maximum regulated SMS rates among mobile operators from January 1, 2012 to December 31, 2014. It also issued the terms for net neutrality, allowing for product differentiation by customer usage profile and prohibiting arbitrary discrimination of traffic.

In Ecuador, the July 2010 ruling that Claro (América Móviles group) was the dominant mobile operator in the relevant mobile/domestic mobile market pursuant to an application submitted by Telecsa and MoviStar was upheld. The National Communications Department established the requirement that Claro share the infrastructure; MoviStar and Claro entered into a sharing agreement that covers the inclusion of base stations. This agreement is still in force.

In Guatemala, Congress unveiled a number of draft bills in 2011. Noteworthy of these regarding the renewal of frequency licenses is the proposed increase in license periods to 25 years from 15 years.

In El Salvador, amendments (interconnection prices and maximum rates) were made in April to the Telecommunications Law to establish that the ANR will set base interconnection prices and rates for fixed and mobile telephony users based on a cost model recognized by the UIT. The approved amounts must be reviewed each year. In addition, the country migrated to a system in which fixed-to-mobile call rates are set by the fixed telephony operator, which only has to pay the mobile operator an interconnection fee. The outcome of the first cost review by ANR was notified to operators in July 2011. In July 2012, the ANR must disclose the results of the approved fees and rates review.

In Panama, the National Public Services Regulator (ASEP) brought forward the deadline for portability to November 29, 2011 from the initial estimate of March 2012, declaring portability applicable first to mobile operators and then to fixed operators.

In Costa Rica, on January 7, 2011 the regulator (SUTEL) awarded Telefónica with one of the three licenses applied for, subject to the technical, financial and legal requirements laid down in the bidding documents. In May 2011, Telefónica and the Costa Rican government entered into an agreement for the use and operation of radioelectric spectrum to provide mobile telecommunications services for a period of 15 years. Telefónica began operations in November 2011.

Main concessions and licenses held by the Telefónica Group

Spain

In accordance with the European Union regulatory framework, companies wishing to operate a telecommunications network or provide electronic communication services must notify the Spanish telecommunications market regulator (Comisión del Mercado de Telecomunicaciones, CMT) prior to commencing such activities. Every three years, operators must notify the CMT of their intention to continue these activities.

Concessions for the use of spectrum are auctioned through a competitive, non-discriminatory procedure. Telefónica Móviles España holds rights to provide mobile services in certain spectrum bands. The main concessions are as follows:

Technology	Duration	End date	Renewal period
800 MHz	19 years	December 31, 2030	—
900 MHz (Pp. technological neutrality)	19 years	December 31, 2030	—
DCS-1800 (Pp. technological neutrality)	19 years	December 31, 2030
UMTS	20 years (+ 5 extension)	April 18, 2020 (+ April 5-18, 2025)	5 years
2.6 GHz	19 years	December 31, 2030	—

UK

Telefónica UK has provided GSM services since July 1994. In January 2011, this license was modified to enable the UMTS roll-out on the 900 MHz (2 x 17.4 MHz) and 1800MHz (2 x 5.8 MHz) frequency bands. This license is for an indefinite period. In April 2000, Telefónica UK obtained a UMTS license expiring on December 13, 2021 (2 x 10 MHz + 5 MHz). Telefónica UK may apply for indefinite validity for this license. To be eligible, it must agree to provide coverage to 90% of the population.

Germany

Telefónica O2 Germany obtained a GSM license for the 1800 MHz frequency band in October 1998, as well as a separate license for the 900 MHz band in February 2007 (GSM900 2 x 5 MHz and GSM 1800: 2 x 17.4 MHz). The GSM licenses expire on December 31, 2016.

These licenses are for a set period of time, although they may be renewed. The German regulator launched a public consultation to identify demand for spectrum in the 900 MHz and 1800 MHz frequencies from 2017. A decision in this respect is expected for 2013. On October 21, 2011, amid the process for refarming, the regulator adopted the decision not to redistribute spectrum in the 900 MHz frequency, allowing Telefónica Germany to keep the spectrum allotted to it.

In August 2000, Telefónica Germany obtained a UMTS license expiring on December 31, 2020 (2 x 9.9 MHz).

In May 2010, after a spectrum auction procedure, Telefónica Germany acquired 10 MHz in the 800 MHz band (Digital Dividend), 20 MHz in the 2.6 GHz band (paired), 10 MHz in the 2.6 GHz band (unpaired), 5 MHz in the 2.0 GHz band (paired), and 20 MHz in the 2.0 GHz band (unpaired). These licenses expire in 2025. The assigned frequencies may be used for any technology.

Czech Republic

Telefónica Czech Republic provides electronic mobile communications services in the 900 MHz and 1800 MHz bands, under the GSM standard, in accordance with CTO licenses valid until February 7, 2016; in the 2100 MHz band under the UMTS standard, valid until January 1, 2022; and in the 450 MHz band for CDMA 2000, valid until February 7, 2011. The Czech government has granted an individual license to operate the CDMA network, which is valid under November 30, 2013. The amendment to the Electronic Communications Law, which took effect on January 1, 2012, grants Telefónica Czech Republic (as the previous license holder) the right to obtain a new license in the same 450 MHz frequency without having to participate in a selection process.

Slovakia

On September 7, 2006, Telefónica Slovakia secured a license for supplying electronic communications services through the public network using the GSM and UMTS mobile network standards. The license was granted for 20 years and expires in September 2026.

Ireland

Since March 1997, Telefónica Ireland has been providing GSM services under a license granted in May 1996. The GSM900 license is for a 15-year period (GSM900: 2 x 7.2 MHz). In May 2011, the company was provisionally granted a license to extend the validity of its license until January 2013). In 2000, the company obtained another GSM 1800 license (2 x 14.4 MHz), also for 15 years. In October 2002, the company secured a 20-year UMTS license (2 x 15 MHz + 5 MHz).

Brazil

In Brazil, concessions are awarded for providing services under the public system and authorizations are granted for providing private system services. The only service provided under both systems is the Commuted Fixed Telephony Service (CFTS). All other services are provided under the private system.

The main differences between the systems relate to the obligations which operators have to fulfil. Public services concessionaires, such as Telefónica Brasil, are required to expand the network (universal service obligations) and ensure continuity in service undertakings. These obligations are not imposed on operators that provide services under the private system.

In the state of São Paulo, Telefónica Brasil provides local and long-distance CFTS under the public system. In the remaining states of Brazil, Telefónica Brasil provides local and long-distance CFTS, and broadband services, all under the private system.

In 2005, Telefónica Brasil’s concession arrangements for local and long-distance services were extended for an additional 20-year period.

Telefónica Brasil’s authorization for local and long-distance services under the private system was granted for an unlimited period of time.

Telefónica Brasil also holds an authorization to provide broadband data services under the private system in the state of São Paulo for an unlimited period of time.

Licenses for personal mobile services carry the right to provide mobile services for an unlimited period of time. However, the use of spectrum is restricted in accordance with the specific license conditions. All Telefónica’s Brazilian mobile operators are integrated under Vivo and hold the following licenses:

•	Vivo-Rio Grande do Sul (“A” band) until 2022 (renewed in 2006);

•	Vivo-Rio de Janeiro (“A” band) until 2020 (renewed in 2005);

•	Vivo-Espírito Santo (“A” band) until 2023 (renewed in 2008);

•	Vivo-Bahia (“A” band) and Vivo-Sergipe (“A” band) until 2023 (renewed in 2008);

•	Vivo-São Paulo (“A” band) until 2023 or 2024, for the cities of Ribeirão Preto and Guatapará (renewed in 2008);

•	Vivo-Paraná/Santa Catarina (“B” band) until 2013;

•	Vivo-Distrito Federal (“A” band) until 2021 (renewed in 2006);

•	Vivo-Acre (“A” band), Vivo-Rondônia (“A” band), Vivo-Mato Grosso (“A” band) and Vivo-Mato Grosso do Sul (“A” band) until 2024 (renewed in 2008);

•	Vivo-Goiás/Tocantins (“A” band) until 2023 (renewed in 2008);

•	Vivo-Amazonas/Roraima/Amapá/Pará/Maranhão (“B” band) until 2013;

•	Vivo Minas Gerais* (“A” band) until 2023 (renewed in 2007);

•	Vivo for the cities in which CTBC Telecom operates in the state of Minas Gerais* (“E” band) until 2020;

*	Vivo Participações S.A. was incorporated by Vivo S.A. in 2011.

License renewals for “A” and “B” bands must be requested 30 months in advance of the expiry date. Spectrum rights may be renewed only once, for a 15-year period. After this period, the license must be renegotiated.

License renewals for the “E” band must be requested between 36 and 48 months in advance of the expiry date. Spectrum rights may be renewed only once, for a 15-year period. After this period, the license must be renegotiated.

In December 2007, ANATEL auctioned off nationally 15 blocks in the 1900 MHz band (“L” band). Vivo won 13 through Brasil, except in the northern region and the towns of Londrina and Tamarana in the state of Paraná. The spectrum licenses, along with the related renewal dates, are as follows:

•	Vivo-Rio Grande do Sul (“L” band) until 2022 (renewed in 2006) or also to 2022 for cities in the Pelotas metropolitan area;

•	Vivo-Rio de Janeiro (“L” band) until 2020 (renewed in 2005);

•	Vivo-Espírito Santo (“L” band) until 2023 (renewed in 2008);

•	Vivo-Bahia (“L” band) and Vivo-Sergipe (“L” band) until 2023 (renewed in 2008);

•

Vivo-São Paulo (“L” band) until 2023, the cities of Ribeirão Preto, Guatapará and Bonfim Paulista (all renewed in 2008) until 2024, and the cities where CTBC Telecom operates in the state of São Paulo until 2022;

•	Vivo-Paraná (excluding the cities of Londrina and Tamarana)/Santa Catarina (“L” band) until 2013;

•	Vivo-Federal District (“L” band) until 2021 (renewed in 2006);

•

Vivo-Acre (“L” band), Vivo-Rondônia (“L” band), Vivo-Mato Grosso (“L” band) and Vivo-Mato Grosso do Sul (“L” band) until 2024 (renewed in 2008) and the city of Paranaíba de Mato Grosso do Sul until 2022;

•	Vivo-Goiás/Tocantins (“L” band) until 2023 (renewed in 2008) and the cities where CTBC Telecom operates in the state of Goiás until 2022; and

•	Vivo-Alagoas/Ceará/Paraíba/Piauí/Pernambuco/Rio Grande do Norte (“L” band) until 2022;

License renewals for the “L” band must be requested between 36 and 48 months in advance of the expiry date. Spectrum rights may be renewed only once, for a 15-year period. After this period, the license must be renegotiated.

In April 2008, ANATEL auctioned off 36 blocks 2100 MHz band (3G licenses). Vivo obtained nine in the “J” band through Brasil, enabling it to provide nationwide coverage in 3G. The spectrum licenses, along with the related renewal dates, are as follows:

•	Vivo-Rio Grande do Sul (including cities in the Pelotas metropolitan area) (“J” band) until 2023;

•	Vivo-Rio de Janeiro (“J” band) until 2023;

•	Vivo-Espírito Santo (“J” band) until 2023;

•	Vivo-Bahia (“J” band) and Vivo-Sergipe (“J” band) until 2023;

•	Vivo-São Paulo (including the cities of Ribeirão Preto, Guatapará and Bonfim Paulista and the cities where CTBC Telecom operates in the state of São Paulo) (“J” band) until 2023;

•	Vivo-Paraná (including the cities of Londrina and Tamarana)/Santa Catarina (“J” band) until 2023;

•	Vivo-Federal District (“J” band) until 2023;

•	Vivo-Acre (“J” band), Vivo-Rondônia (“J” band), Vivo-Mato Grosso (“J” band) and Vivo-Mato Grosso do Sul (including the city of Paranaíba) (“J” band) until 2023;

•	Vivo-Goiás (including the cities where CTBC Telecom operates in the state of Goiás)/Tocantins (“J” band) until 2023;

•	Vivo-Alagoas/Ceará/Paraíba/Piauí/Pernambuco/Rio Grande do Norte (“J” band) until 2023;

•	Vivo-Amazonas/Roraima/Amapá/Pará/Maranhão (“J” band) until 2023; and

•	Vivo-Minas Gerais (including the cities where CTBC Telecom operates in the state of Minas Gerais) (“J” band) until 2023

*	Vivo Participações S.A. was incorporated by Vivo S.A. in 2011.

License renewals for the “J” band must be requested between 36 and 48 months in advance of the expiry date. Spectrum rights may be renewed only once, for a 15-year period. After this period, the license must be renegotiated.

In December 2010, ANATEL auctioned off 169 licenses in the 900 MHz, 1800 MHz and 2100 MHz frequencies. Vivo secured 23 blocks, 14 in 1800 MHz frequency band “D”, “E”, “M” and extension bands, and 9 in the 900 MHz extension bands, giving it nationwide coverage in the 1800 MHz frequency band. The spectrum licenses are up for renewal in 2023.

•	“M” Band (1800 MHz) in the Federal District and the states of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia and Acre;

•	Extension of the 1800 MHz band throughout the State of São Paulo;

•	“D” Band (1800 MHz) in the cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu in the state of Rio Grande do Sul;

•	“E” Band (1800 MHz) in the states of Alagoas, Ceará, Paraíba, Piauí, Pernambuco and Rio Grande do Norte;

•	Extension of the 900 MHz band in the State of Rio de Janeiro;

•	Extension of the 900 MHz band in the State of Espírito Santo;

•

Extension of the 900 MHz band in the States of Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia and Acre and the Federal District, with the exception of the cities of Paranaíba in the state of Mato Grosso do Sul and the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of Goiás;

•	Extension of the 900 MHz band in the State of Rio Grande do Sul, with the exception of the cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu;

•	Extension of the 900 MHz band in the cities of registry area number 43 in the state of Paraná with the exception of the cities of Londrina and Tamarana;

•	Extension of the 900 MHz band in the States of Paraná and Santa Catarina with the exception of the cities of registry area number 43 in the state of Paraná and the cities of Londrina and Tamarana;

•	Extension of the 900 MHz band in the state of Bahía;

•	Extension of the 900 MHz band in the state of Sergipe;

•	Extension of the 900 MHz band in the states of Amazonas, Amapá, Maranhão Pará and Roraima;

•	Extension of the 1800 MHz band in the state of São Paulo, with the exception of the cities in the metropolitan area of São Paulo and the cities where CTBC Telecom operates in the state of São Paulo;

•	Extension of the 1800 MHz band in the States of Amazonas, Amapá, Maranhão Pará and Roraima;

•	Extension of the 1800 MHz band in the city of Paranaíba in the state of Mato Grosso do Sul;

•	Extension of the 1800 MHz band in the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of Goiás;

•	Another extension of the 1800 MHz band in the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of Goiás;

•	Extension of the 1800 MHz band in the states of Rio do Janeiro, Espírito Santo, Bahía and Sergipe;

•	Extension of the 1800 MHz band in the states of Amazonas, Amapá, Maranhão Pará and Roraima;

•	Extension of the 1800 MHz band in the states of Alagoas, Ceará, Paraíba, Piauí, Pernambuco and Rio Grande do Norte;

•

Extension of the 1800 MHz band in the city of Paranaíba in the state of Mato Grosso do Sul, and the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of Goiás;

•	Extension of the 1800 MHz band in the cities of Londrina and Tamarana in the state of Paraná;

It is also worth highlighting that Vivo has a MCS –multimedia communication services- license allowing it to provide nationwide service for an unlimited period of time.

Along with approval of the PGMU, Telefónica signed a revised CFTS contract, valid between 2011 and 2015 after which the terms must be revised again. The principal change relates to the end of restrictions on cable TV concessionaires, enabling Telefónica to exercise its option to acquire full control of TVA (the Abril group’s cable TV company).

Mexico

Authorizations to provide mobile telephone services in Mexico (mobile and personal communications services, PCS, in the 800 MHz and 1900 MHz bands, respectively) are granted through concessions.

Telefónica Móviles México and its subsidiaries and investees hold 40 licenses for providing telecommunications services.

Concessions in the “A” band (800 MHz) mobile telephone services were initially granted in 1990 and were renewed in May 2010 for a 15-year period. In addition, at the same time a concession was granted for the installation, operation and development of a public telecommunications network for the same length as the aforementioned concessions.

The subsidiary Pegaso Comunicaciones y Sistemas, S.A. de C.V. holds a concession for providing public telecommunications services, granted in 1998, and nine licenses for providing personal communications services (PCS) in the 1900 MHz band, until 2018. These licenses are renewable for an additional 20-year period. Renewal has been requested for all licenses.

In April 2005, Telefónica México obtained four additional licenses in the same 1900 MHz band, for providing personal communications services (PCS) for a 20-year period, with possible renewal for an additional 20-year period.

In addition, new concessions were awarded during 2010: eight spectrum concessions in the 1900 MHz band for providing personal communications services (PCS) and for a greater bandwidth in regions 1,2,3,4,5,6,7 and 9, for a period of 20 years; and six new concessions in band 1.7 – 2.1 GHz to provide AWS services in regions 2,3,4,5,6,7 and 9, for a period of 20 years.

On January 6, 2011, the Communications and Transport Department (“SCT”) granted Grupo de Telecomunicaciones Mexicanas, S.A. de C.V. (“GTM”) a concession to install, operate and exploit a public telecommunication network to provide restricted TV and data transmission via satellite throughout the country. Also in 2011, GTM initiated procedures to obtain a concession for the rights to broadcast and receive signals of frequency bands linked to foreign satellite systems that cover or may provide services throughout Mexico for the purposes of providing satellite internet. The authority has yet to issue a ruling. However, on December 20, 2011, GTM received a favorable opinion by the Federal Competition Commission (“CFC”), which is required before the concession can be granted.

Venezuela

Telefónica Venezolana, C.A. holds a mobile telephone concession for operating and offering mobile services in the 800 MHz band, with national coverage. This concession was granted in 1991 and expires on May 31, 2011. The concession is renewable for up to 20 years, at the discretion of CONATEL. In line with prevailing legislation, Telefónica Venezolana, C.A. submitted the application for renewal of the general 806-890 MHz and 890 to 902 concession (related to the provision of subscription TV services, radiodetermination –PTT-, wireless telephony and data access network), to CONATEL, 90 days before their expiry. On May 31, 2011, CONATEL renewed these licenses for another 11 years. Pursuant to these renewals, the new expiry of the concessions is November 28, 2022.

Telefónica Venezolana, C.A. also holds a private network services concession granted in 1993 and renewed in 2007, until December 15, 2025. This concession allows Telefónica Venezolana, C.A. to provide private point-to-point and point-to-multipoint telecommunications services for companies.

In 2001, Telefónica Venezolana, C.A. secured a concession for offering nationwide wireless fixed access services using wireless technology in the subscriber loop until August 24, 2026.

In 2000, Telefónica Venezolana, C.A. received a general authorization for offering local, national long-distance and international long-distance telephony services and for operating telecommunications networks, for a 25-year period to December 15, 2025. In 2007, the remaining services provided by Telefónica Venezolana, C.A. were incorporated into this license, namely mobile, private networks, Internet access and transport services. On the same date, the company secured a concession for operating in the 1900 MHz band for a 15-year period until November 2022, renewable for a 10-year period.

Via administrative order PADS-GST-00120, of March 31, 2011, the regulator granted Telefónica Venezolana, C.A. the Land Mobile Radio (for “Push to Talk” service) license, enabling it provide nationwide service in the assigned mobile telephony bands. The license expires on December 15, 2025, i.e. the same expiration date as its general HGT-001 license covering all the specific telecommunications services it can provide.

Sistemas Timetrac, C.A. initially began operating under the 10-year concession No. SRMT-C-001 granted on July 30, 1996. While this concession expired on July 30, 2006, it was not until March 10, 2008 that CONATEL converted the licenses, granting the general HGTS-01268 license, which includes radiodetermination and telecommunications network creation and operation. The regulator set expressly the expiration of this license at September 23, 2010. On May 21, 2010, procedures were initiated to renew the license and, according to a statement issued by the regulator, definitive renewal will be given once the technical rule containing the allocation of frequency bands (CUNABAF) is published.

Chile

Telefónica Chile holds the following telecommunications services licenses:

•

Local public telephony services. Telefónica Chile holds a renewable license for local telephony services in all regions of Chile, for a 50-year period. This license was awarded in 1982, except for the X and XI regions, which were incorporated into the license in 1995. In addition, Telefónica Chile holds other nationwide renewable licenses for local telephone services, exclusively targeting rural areas. It also holds a renewable nationwide license for public data transmission services for a period of 30 years from July 1995 and another four renewable licenses for public data transmission services for a period of 30 years from June 2008. Telefónica Chile also has a renewable nationwide license for public VOIP services, for a period of 30 years from August 2010.

•

Long distance licenses. Through its subsidiary Telefónica Larga Distancia, Telefónica Chile holds renewable licenses for a 30-year period as from November 1989, to install and operate a national fiber optics network, a national base station network and other transmission equipment, and to provide national and international long-distance services, including voice, data and image transmission throughout Chile. In addition, the company holds renewable nationwide public data transmission services licenses for a 30-year period as from June 1993. Telefónica also holds indefinite licenses for providing national and international long-distance services through central switches and nationwide cable and fiber optic networks.

•	Public data transmission services. Since March 1987, Telefónica Empresas holds a license for an indefinite period for providing public nationwide data transmission services.

•

Public mobile telephony services. Since November 1989, Telefónica Móviles Chile has held licenses for an indefinite period for providing public mobile telephone services throughout Chile in the 800 MHz band. In addition, the company holds three licenses for providing nationwide mobile telecommunications services in the 1900 MHz band. These concessions may be renewed for successive 30-year periods from November 2002, at the request of the license holder.

•

Limited television license. Telefónica Multimedia holds a license to establish, operate and use part of the 2.6 GHz band spectrum in Santiago de Chile for intermediate telecommunications services, authorizing the frequencies used for communicating voice, data and images, for a thirty-year period as from May 2008. The company also has a limited license to provide television services in the 2.6 GHz band. Since December 2005, the company holds a 10-year renewable license for providing limited satellite television services. In addition, since January 2006, it has a limited license for providing nationwide television services in the largest cities, except in region III, in Telefónica Chile’s VDSL broadband network, for an indefinite period. Furthermore, in March 2007 the company was awarded a limited license for providing television services through the VDSL broadband network in the Santiago de Chile metropolitan area, for an indefinite period.

Argentina

Telefónica de Argentina holds licenses, all of which have been granted for an unlimited period, allowing it to provide fixed telephony services, international telecommunications services, local services in the northern and southern regions; long-distance, international telecommunications services and data transmission in the northern region; and Internet and international data transmission access services.

Telefónica Móviles de Argentina’s licenses for providing mobile services include PCS licenses and the corresponding authorizations for using spectrum in different regions, as well as licenses for trunk services or closed groups of users, in different cities.

These licenses do not expire, although they may be cancelled by SECOM in the event of failure to comply with the license terms.

Colombia

In March 1994, the company was awarded concessions for providing mobile services in the eastern region, along the Caribbean coast and in the western region, for a 10-year period, renewed for another 10 years to March 2014. Prior to that year, Telefónica Móviles Colombia may waive the concessions, renew the spectrum use permit for a 10-year period, and subsequently negotiate an extension. If Telefónica Móviles Colombia continues to hold its current concessions until 2014, in that year it must seek registration as a telecommunications operator and request permission to use spectrum.

In addition, Telefónica Móviles Colombia holds nationwide carrier service concessions granted in June 1998 and November 1998 (initially for 10 years, renewed for an additional 10 years). In 2008, these concessions were rolled over into a convergent permit to provide carrier services for an additional 10 years (which may be extended for a further 10 years). As in the preceding case, Telefónica Móviles Colombia may waive these licenses and seek registration as an operator under the general authorization system set out by law.

In 2011, Telefónica Móviles obtained a license via Resolution 2105 of 2011 to operate 15 MHz spectrum in the 1900 frequency band after participating in an auction held by the ICT Ministry. The ICT Ministry requested applicants to send, by January 6, 2012, statements of interest in acquiring spectrum in the 1.7, 2.1 and 2.5 GHz bands in order to verify plurality in participating in the allocation process.

With respect to fixed telephone services, the law establishes an indefinite permit for all operators to operate as local exchange carriers, nationwide. Colombia Telecomunicaciones registered in November 8, 2011, enabling it to provide all telecommunications networks and services; e.g. long-distance carrier services, value-added services, domestic carrier services and mobile services.

Peru

Telefónica del Perú, S.A. provides nationwide fixed telecommunications services under two concessions granted on May 16, 1994 by the Transport and Communications Ministry. The concessions were initially for 20 years, with partial renewal for additional five-year periods up to a maximum of 20 years. To date, three partial renewals extending the concession to November 27, 2027 have been approved.

Telefónica Móviles Peru has four mobile services concessions, each for 20-year periods renewable for equal periods. Although the concession periods for providing mobile service in Lima and Callao have expired, they remain valid by law until the renewals are processed. It also holds three 20-year concessions to provide domestic and international long-distance carrier services expiring between 2019 and 2022, three 20-year concessions to provide fixed mobile telephone services expiring between 2019 and 2028 and three concessions for local carrier services expiring between 2016 and 2022.

Ecuador

Otecel renewed the mobile telephony services concession under which it provides advanced mobile services, including 3G services. The concession expires in November 2023 and may be renewed for an additional 15-year period.

In addition, Otecel holds a fixed and mobile carrier services concession expiring in 2017. This concession may be renewed for an additional 15-year period. The different licenses for providing added-value mobile services and Internet access services expire in 2011. This license has been renewed until June 2, 2021 and may be extended for another 10 years.

Other countries in Latin America

Country	License/ Concession	Type of services	Spectrum	Band	Expiry
Costa Rica	Concession	Telecommunication services (7)	10.6 MHz/850 MHz 30 MHz/1800 MHz 20 MHz/2100 MHz		2026(8)
El Salvador	Concession	Telecommunication services (1)	25 MHz/800 MHz	Band B	2018(2)
	Concession	Telecommunication services (1)	30 MHz/1900 MHz	Band C	2021
Guatemala	Concession	Telecommunication services (1)	80 MHz/1900 MHz	Bands B, C,E and F	2014(3)
	Concession	Telecommunication services (1)			2014(3)
	Concession	Telecommunication services (1)			2014(3)
Nicaragua	Concession	Mobile telecommunication services	25 MHz/800 MHz	Band A	2023(4)
	Concession	Mobile telecommunication services	Additional spectrum 60 MHz / 1900	Bands B, D,E and F	2023(4)
Panama	Concession	GSM/UMTS	25 MHz /800 10MHz/1900 MHz	Band A Band F	2016(5)
Uruguay	License	Mobile telephony	25 MHz/800 MHz		2022-2024(6)

(1)	In accordance with the Telecommunications Law all of these concessions were granted to provide any type of telecommunication services.
(2)	Concessions for the use of spectrum are granted for a period of 20 years and may be renewed for additional 20 year periods once the procedures established by the Telecommunications Law are fulfilled.
(3)

These concessions are granted for a period of 15 years and may be renewed for successive 15 year periods at the holder’s request. In order to renew a concession the holder must prove to the regulatory agency that the spectrum has actually been used during the prior 15-year period. These concessions expire in 2014.

(4)

Telefonía Celular de Nicaragua, S.A. (“TCN”) obtained a concession in 1992 for a period of 10 years to use the 25 MHz spectrum in band A of 800 MHz in order to provide mobile telecommunication services. This concession was renewed for a period of 10 years from August 2013 until July 2023. The regulatory agency awarded TCN additional spectrum of 65 MHz in bands B, D, E and F of 1900. The concession may be renewed for an additional 10-year periods via negotiation with TELCOR two years in advance of the expiry of the current concession, subject to compliance by the operator with certain conditions.

(5)

The concession is valid for 20 years and expires in 2016. It is renewable for an additional period in accordance with the concession contract. The Government of Panama granted the right to use 10MHz (5+5) in the 1900 MHz until 2016, which can be renewed for a further period.

(6)

The expiry date depends upon the spectrum awarded: 800 MHz band (12.5 MHz + 12.5 MHz) – 20 years from July 2004; 1900 MHz band (5 MHz + 5 MHz) – 20 years from December 2002; and 1900 MHz band (5 MHz + 5 MHz) – 20 years from July 2004.

(7)	Except for traditional basic telephone services through copper networks.
(8)	The concession may be renewed for a period that added to the initial period and previous renewals does not exceed 25 years from the start date.

2011 CONSOLIDATED MANAGEMENT REPORT

FINANCIAL RESULTS

The Telefónica Group is one of the world’s leading mobile and fixed communications services providers. Its strategy is to become the leader in the new digital world and transform the possibilities it brings into reality.

Against this backdrop and with the aim of reinforcing its growth story, actively participating in the digital world and capturing the most of the opportunities afforded by its scale and industrial alliances, a new organizational structure was approved in September 2011. This new structure, which will become fully operational in 2012, will be as follows:

This new organization should bolster the Telefónica Group’s place in the digital world, enabling it to tap any growth opportunities arising in this environment, drive innovation, strengthen the product and services portfolio and maximize the advantages afforded by its large customer bases in an increasingly connected world. In addition, the creation of a Global Resources operating unit ensures the profitability and sustainability of the business by leveraging economies of scale and accelerating the transformation into a fully global Group.

Telefónica Europe’s and Telefónica Latin America’s objective is to shore up the results of the business and generate sustainable growth through available capacity, backed by the Global Corporation. The three differentiated segments, Telefónica Spain (“T. Spain”), Telefónica Europe (“T. Europe”) and Telefónica Latin America (“T. Latam”), have been maintained for the presentation of this report as the organizational change took place virtually at the end of the year.

The Telefónica Group’s growth strategy for the next few years is geared towards:

•	Improving the customer experience to continue increasing the number of accesses

•	Leading growth:

•	Boosting the penetration of smartphones in all markets to accelerate the growth of mobile data, unlocking the value of its increased usage.

•	Defending the competitive position in the fixed line business with a focus on broadband, offering faster speeds, bundled offers and full IP voice and video services.

•	Leveraging growth opportunities arising in an increasingly digital environment, e.g. video, OTT, financial services, cloud computing, eHealth and media.

•	Continuing efforts to transform the Group’s operating model:

•	Increasing network capacity in key markets through technological advances or acquisitions of spectrum.

•	Accelerating the transformation primarily through the systems area.

•	Proceeding towards becoming an international digital and online service provider group.

•	Maximizing economies of scale to boost efficiency

The Telefónica Group has operations in Spain, the United Kingdom, Germany, the Czech Republic, Ireland and Slovakia in Europe, as well as Mexico and several countries in Central America, and Brazil, Venezuela, Colombia, Peru, Argentina, Chile, Uruguay and Ecuador in Latin America.

Telefónica also has an industrial alliance with Telecom Italia, S.p.A. and a strategic alliance with China Unicom, having increased its stake in China Unicom to 9.6% in 2011. In addition, the “Partners Program” was created in line with the objective of unlocking the value of Telefónica’s scale, for which three operators have already signed up (Bouygues, Etisalat and Sunrise). This initiative makes a host of services available to selected operators under commercial terms that allow the partners to leverage on Telefónica’s scale and to cooperate in key business areas (e.g. roaming, services to multinationals, procurement, handsets, etc.).

2011 Highlights

The Group obtained free cash flow of 9,270 million euros, up 9.5%, while maintaining a strong investment effort amid an adverse economic environment.

Growth in accesses remained strong (7%), driven by an 8.4% increase in mobile accesses.

Also noteworthy was the sharp growth of the data business, due to the increasing mobile broadband penetration, which accounts for 16% of Telefónica’s mobile access base in 2011, up from 11% in 2010.

Revenue have also increased by 3.5%, with Latin America as the Group’s main growth driver, contributing 6.4 percentage points (pp) to consolidated revenue growth (excluding the impact of foreign exchange-rates and hyperinflation in Venezuela) and representing 47% of revenue and 54% of OIBDA.

Investment remained high (10,224 million euros of capital expenditures (“CapEx”), including 1,296 million euros of spectrum acquisitions in Spain, Brazil, Costa Rica and Colombia), thus ensuring future growth.

ACCESSES (thousands of accesses)

	2009	2010	2011	% Var 09/10	%Var 10/11
Fixed telephony accesses (1)	40,606.0	41,355.7	40,119.2	1.8%	-3.0%
Internet and data accesses	15,082.5	18,611.4	19,134.2	23.4%	2.8%
Narrowband	1,427.5	1,314.1	909.2	-7.9%	-30.8%
Broadband (2)	13,492.6	17,129.6	18,066.3	27.0%	5.5%
Other (3)	162.4	167.8	158.7	3.3%	-5.4%
Mobile Accesses	202,332.5	220,240.5	238,748.6	8.9%	8.4%
Prepay	142,806.6	151,273.9	162,246.9	5.9%	7.3%
Contract	59,525.9	68,966.6	76,501.7	15.9%	10.9%
Pay TV (4)	2,489.2	2,787.4	3,309.9	12.0%	18.7%
Unbundled loops	2,206.0	2,529.2	2,928.7	14.7%	15.8%
Share ULL	447.7	264.0	205.0	-41.0%	-22.3%
Full ULL	1,758.3	2,265.3	2,723.7	28.8%	20.2%
Wholesale ADSL (5)	463.4	687.4	849.3	48.3%	23.6%
Other (6)	1,426.0	1,420.7	1,518.0	-0.4%	6.8%
Final Clients Accesses	260,510.2	282,994.9	301,311.8	8.6%	6.5%
Wholesale Accesses	4,095.3	4,637.4	5,296.0	13.2%	14.2%
Total Accesses	264,605.5	287,632.3	306,607.8	8.7%	6.6%

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30.

Company’s accesses for internal use included and total fixed wireless included. Includes VoIP and Naked ADSL.

(2)	ADSL, satellite, optical fiber, cable modem and broadband circuits.
(3)	Retail circuits other than broadband.
(4)	Includes 153 thousand clients of TVA from June 2011.
(5)	Includes ULL rented by T. Germany and T.UK.
(6)	Circuits for other operators. Includes Wholesale Line Rental (WLR) in Spain.

ACCESSES BY REGION

As the preceding chart shows, Telefónica captured market growth (as can be observed in the preceding accesses information) despite the economic downturn, the negative impact of regulatory developments and stiff competition.

The Telefónica Group’s strategy is predicated on capturing growth in its markets and especially on attracting high-value customers. This strategy led to a 7% increase in total accesses, driven primarily by the mobile business, with growth in mobile broadband and higher penetration of contract accesses. Total mobile broadband customers stood at 38 million at December 31, 2011, representing a 16% penetration of the Group’s total mobile access base.

In addition to the explanation of 2011 results, at December 31, 2011 the Telefónica Group holds significant direct and indirect stakes (of over 5% in all cases) in listed telecommunications companies other than those in which it has control. They are China Unicom, Telecom Italia, S.A., Zon Multimedia, S.p.A. and Hispasat, S.A.

CONSOLIDATED RESULTS (millions of euros)

	2011		2010		2009		2011 vs 2010		2010 vs 2009
	Total	Percentage of revenues	Total	Percentage of revenues	Total	Percentage of revenues	Importe	%	Importe	%
Revenue from operations	62,837	100.0%	60,737	100.0%	56,731	100.0%	2,100	3.5%	4,006	7.1%
Other income	2,107	3.4%	5,869	9.7%	1,645	2.9%	(3,762)	-64.1%	4,224	256.7%
Supplies	-18,256	-29.1%	-17,606	-29.0%	-16,717	-29.5%	-650	3.7%	-889	5.3%
Personnel expenses	-11,080	-17.6%	-8,409	-13.8%	-6,775	-11.9%	-2,671	31.8%	-1,633	24.1%
Other expenses	-15,398	-24.5%	-14,814	-24.4%	-12,281	-21.6%	-585	3.9%	-2,532	20.6%

Operating income before depreciation and amortization (OIBDA) (1)	20,210	32.2%	25,777	42.4%	22,603	39.8%	-5,567	-21.6%	3,175	14.0%
Depreciation and amortization	-10,146	-16.1%	-9,303	-15.3%	-8,956	-15.8%	-843	9.1%	-347	3.9%

Operating income	10,064	16.0%	16,474	27.1%	13,647	24.1%	-6,410	-38.9%	2,827	20.7%
Share of profit (loss) of associates	-635	-1.0%	76	0.1%	47	0.1%	-711	-940.3%	28	59.8%
Net financial income (expenses)	-2,941	-4.7%	-2,649	-4.4%	-3,307	-5.8%	-292	11.0%	658	-19.9%
Corporate Income tax	-301	-0.5%	-3,829	-6.3%	-2,450	-4.3%	3,527	-92.1%	-1,378	56.2%

Profit for the year from continuing operations	6,187	9.8%	10,072	16.6%	7,937	14.0%	-3,885	-38.6%	2,135	26.9%
Income (loss) from discontinued operations	—		—		—		—		—

Profit for the year	6,187	9.8%	10,072	16.6%	7,937	14.0%	-3,885	-38.6%	2,135	26.9%
Non-controlling interests	-784	-1.2%	95	0.2%	-161	-0.3%	-879	-925.5%	256	-158.9%
Profit for the year attributable to equity holders of the parent	5,403	8.6%	10,167	16.7%	7,776	13.7%	-4,765	-46.9%	2,392	30.8%

2011 Consolidated Results

Consolidated results in 2011 reflect the impact of consolidation of 100% of Vivo since October 1, 2010, consolidated at 50% prior to said date.

Revenues: Revenues rose 3.5% in 2011 to 62,837 million euros. The full consolidation of Vivo had an impact of 2,396 million euros. Meanwhile, exchange-rates and the impact of hyperinflation in Venezuela subtracted 0.7 p.p. from revenue growth in the year. Excluding both impacts, revenues are on line with those of the prior year, with Latin America as the region with the highest contribution to revenues (47%) as well as to its growth.

Overall revenue growth was driven by the growth of accesses, with average revenue per access for the Group declining due to decreases in average revenues per mobile access in Spain and the rest of Europe as further discussed in the segment information and widespread decreases in revenue in the fixed line voice business. Excluding the impact of declines in interconnection tariffs, revenue growth was slightly more than 1pp.

Other income: Other income reflects gains on disposals of non-strategic assets in the year, mainly in Latin America, in the amount of 541 million euros, and the positive impact derived from the partial reduction of the Group’s economic exposure from its stake in Portugal Telecom (184 million euros). The variance in other income from 2010 is primarily due to the 2010 recognition of a capital gain of 3,797 million euros arising from the remeasurement of the previously held investment in Brasilcel. Other income in 2010 also reflects gains on disposals of non-strategic assets and the sale of Manx, for 260 million euros and 61 million euros, respectively. Other income in 2011 also reflects the impact of lower ancillary income.

Total expenses, which include supplies, personnel expenses and other expenses (mainly external services and taxes other than corporate income tax), were 44,734 million euros in 2011, up 9.6%. The increase reflects the impact of full consolidation of Vivo from October 2010 of 1,574 million euros, and the increase in personnel expenses due to the recognition in 2011 of 2,671 million euros of restructuring costs related to the labor force reduction plan approved by the Group in Spain. In 2010, personnel expenses included 658 million euros of costs from the restructuring of workforces of several Group companies. Also in 2010, 400 million euros of firm commitments related to the Telefónica Foundation’s social program were recognized.

Excluding the aforementioned effects, total expenses slightly exceeded revenue growth due to:

•

Supplies and external services, related to stronger commercial activity following the increasing take-up of smartphones in all regions, which implies higher handset costs in Latin America due to greater levels of commercial activity and to higher spending on 3G network deployment. However, total supplies were offset by lower mobile interconnection expenses.

•	Personnel expenses related to the increased headcount levels in Brazil and wage growth linked to higher inflation in some of the region´s markets.

As a result of the above, OIBDA in 2011 amounted to 20,210 million euros.

Depreciation and amortization increased by 9.1% in 2011, reflecting both the full consolidation of Vivo and the amortization of assets in Vivo’s purchase price allocation (336 million euros in 2011 compared to 84 million euros in 2010).

The share of (loss) profit of associates reflects a loss of 635 million euros in 2011, compared to a profit of 76 million euros in 2010. The variance is due to the impact of the adjustment made by Telco, S.p.A. to the value of its stake in Telecom Italia, coupled with the impact of operational synergies considered in the investment made in this company and the removal of Portugal Telecom from the scope of consolidation.

Net financial expenses increased by 11% in 2011 to 2,941 million euros, primarily a result of the 13% increase in average financial debt to a total of 56,351 million euros. This implied an average cost of debt of 5.22% which, adjusting for exchange-rate differences, fell to below 5% (4.91%). Net financial debt increased by 711 million euros in 2011 to 56,304 million euros at December 31, 2011.

Corporate income tax in 2011 totaled 301 million euros, on profit before tax of 6,488 million euros. In 2011, deferred tax liabilities recognized in the Vivo purchase price allocation of 1,288 million euros (952 million euros in profit for the year attributable to equity holders of the parent) were reversed as a result of the change in the tax value of certain assets upon the merger of Telesp and Vivo, as they became tax deductible under Brazilian tax regulation.

Profit attributable to non-controlling interests subtracted 784 million euros from net profit in 2011, primarily attributable to non-controlling interests’ share in the profits of Telefónica Brasil (864 million euros), who were also affected by the exchange of Telesp shares for shares of Vivo Participaçoes, and in Telefónica Czech Republic (95 million euros). These impacts more than offset the non-controlling interests’ share of losses of Telefónica Telecom in Colombia.

As a result of all of the factors noted above, consolidated profit for 2011 amounted to 5,403 million euros.

2010 Consolidated Results

Excluding foreign exchange-rate effects and the consideration of Venezuela as a hyperinflationary economy, revenue from operations would have increased by 4.9% in 2010 as compared to 2009.

Other income amounted to 5,869 million euros in 2010, compared to 1,645 million euros in 2009. In 2010, this income included a 3,797 million euros capital gain arising from the positive impact of remeasuring the previously held investment in Vivo at the acquisition date of the 50% of Brasilcel held by Portugal Telecom. Other income in 2009 included a 220 million euros gain on the sale of the stake in Medi Telecom.

Total expenses of the Telefónica Group, which include supplies, personnel expenses and other expenses (mainly external services and taxes other than corporate income tax), rose 14.1% to 40,829 million euros in 2010 from 35,773 million euros in 2009. This increase was caused by the recognition of non-recurring restructuring costs of 1,262 million euros in the second half of 2010, derived primarily from the restructuring of the workforces of several companies (658 million euros) and firm commitments related to the Telefónica Foundation’s social program (400 million euros, 280 million euros of which was recognized by Telefónica, S.A. and the remainder in Telefónica Latin America). Excluding foreign exchange-rate effects and Venezuela’s consideration as hyperinflationary economy, total expenses would have increased by 11.1% in 2010 compared to 2009.

Supplies, excluding foreign exchange-rate effects and the consideration of Venezuela as a hyperinflationary economy, would have increased by 3.1% from 2009 to 2010. Variance was mainly the result of lower mobile termination expenses in Telefónica Spain, which offset the increase in demand for terminals in our three geographic regions.

Personnel expenses, excluding foreign exchange-rate effects and the consideration of Venezuela as a hyperinflationary economy, would have increased by 20.5% from 2009 to 2010. The increase was primarily due to restructuring of the workforces of several Group companies. It is worth mentioning that in the third quarter of the year, 202 million euros were recognized, principally for restructuring expenses booked in Germany. The increase was also affected by the reassessment of estimates made in years prior to 2009 of employee obligations, capitalized as a decrease in costs, proceeding primarily from T. Spain.

Other expenses, excluding foreign exchange-rate effects and the consideration of Venezuela as a hyperinflationary economy, would have increased by 16.8% in 2010 compare with 2009. This increase was mainly the result of an increased commercial effort in the three areas and higher network management and systems costs at T. Latam. This item also included firm commitments related to the Telefónica Foundation’s social program (400 million euros).

As a result of the above, OIBDA amounted to 25,777 million euros in 2010.

Depreciation and amortization increased 3.9% to 9,303 million euros in 2010 from 8,956 million euros in 2009. Excluding foreign exchange-rate effects and the consideration of Venezuela as a hyperinflationary economy, depreciation and amortization would have increased by 1.6% from 2009 to 2010. The increase was primarily due to the increase in depreciation and amortization at T. Latam and T. Europe. Amortization includes the amortization recognized in the fourth quarter related to the assets assumed as part of the purchase price allocation of Vivo (84 million euros).

As a result of the above, Telefónica’s operating income increased 20.7% to 16,474 million euros in 2010 from 13,647 million euros in 2009. Excluding foreign exchange-rate effects and the consideration of Venezuela as a hyperinflationary economy, operating income would have increased by 22.4% in the year.

The share of profit of associates in 2010 amounted to 76 million euros, 61.7% higher due mainly to the improved results from the Company’s stake in Telco, S.p.A.

Net financial expense decreased by 20% in 2010 to 2,649 million euros. The effect derived from the consideration of Venezuela as a hyperinflationary economy resulted in a reduction in net financial expense of 521 million euros in 2010. Excluding such effect, the performance in 2010 is largely explained by the following

•	Changes in accumulated foreign exchange gains and losses at December 31, 2010 from the year before, which resulted in lower expenses of 172 million euros.

•

The drop in interest rates in the year, changes in the present value of the obligations arising from redundancy programs and other financial transactions, which combined to reduce costs by 410 million euros. The change in the volume of debt led to an increase in finance costs of 254 million euros. The net impact of these factors was a 156 million euros savings in costs in 2010.

•

The 191 million euro expense corresponding to the transfer of the value of the investment in BBVA to its fair value from equity to financial results. This interest continues to be recognized as an available for sale financial asset.

Net financial expense at December 2010 (excluding the aforementioned 191 million euro expense) amounted to 2,458 million euros, representing 4.9% of average total debt of 49,999 million euros.

Corporate income tax increased to 3,829 million euros in 2010 from 2,450 million euros in 2009 (an increase of 56.2%), affected by the reassessment of the value of recognized tax assets in Colombia in the amount of 864 million euros. In addition, a tax effect of 321 million euros was recognized deriving from the remeasurement of the previously held investment in Vivo at its fair value at the date of acquisition of the 50% of Brasilcel held by Portugal Telecom. The increase was partially offset by 138 million euros due to tax credits generated in Mexico and Terra Brazil, which are based on the expected taxable income to be generated by the companies.

Profit for the year attributable to non-controlling interests amounted to 95 million euros in 2010, compared to a loss of 161 million euros in 2009, mainly caused by the non-controlling interests’ share of losses of Telefónica Telecom, which increased after the reassessment of the value of recognized tax assets mentioned above, which more than offset the non-controlling interests’ share of the profits of Vivo, Telesp, and Telefónica Czech Republic.

As a result of all of the above, profit for the year attributable to equity holders of the parent increased by 30.7% to 10,167 million euros in 2010 from 7,776 million euros in 2009.

SEGMENT RESULTS (millions of euros)

							Var 09/10		Var 10/11
	2009	% total	2010	% total	2011	% total	reported	ex fx (*)	reported	ex fx (*)
Revenues	56,731		60,737		62,837		7.1%	4.9%	3.5%	4.2%
T España	19,703	34.7%	18,711	30.8%	17,284	27.5%	-5.0%	-5.0%	-7.6%	-7.6%
T Europa	13,954	24.6%	15,724	25.9%	15,524	24.7%	12.7%	10.1%	-1.3%	-1.0%
T Latam	22,709	40.0%	25,756	42.4%	29,237	46.5%	13.4%	10.0%	13.5%	15.1%
OIBDA	22,603		25,777		20,210		14.0%	13.0%	-21.6%	-21.2%
T España	9,757	43.2%	8,520	33.1%	5,072	25.1%	-12.7%	-12.7%	-40.5%	-40.5%
T Europa	3,999	17.7%	4,080	15.8%	4,233	20.9%	2.0%	-0.6%	3.8%	3.7%
T Latam	9,041	40.0%	13,713	53.2%	10,941	54.1%	51.7%	50.6%	-20.2%	-19.4%
OIBDA Margin	39.8%		42.4%		32.2%
T España	49.5%		45.5%		29.3%
T Europa	28.7%		25.9%		27.3%
T Latam	39.8%		53.2%		37.4%
Operating Income	13,647		16,474		10,064		20.7%	22.4%	-38.9%	-38.1%
T España	7,617	55.8%	6,511	39.5%	2,984	29.7%	-14.5%	-14.5%	-54.2%	-54.2%
T Europa	1,011	7.4%	879	5.3%	1,116	11.1%	-13.1%	-16.8%	27.0%	26.5%
T Latam	5,341	39.1%	9,759	59.2%	6,157	61.2%	82.7%	88.0%	-36.9%	-35.5%
Net Income	7,776		10,167		5,403

(*)	excluding foreign-exchange rate effects and the consideration of Venezuela being considered a hyperinflationary economy

CONTRIBUTION TO REVENUE AND OIBDA BY COUNTRY

As the preceding charts show, the Telefónica Group has high geographic diversification, with Europe (including Spain) and Latin America showing similar shares in 2011. Spain and Brazil are the largest single contributors to Group revenue and OIBDA, followed by the UK, Germany, Venezuela, Argentina and Chile. Together, these countries accounted for 83% of OIBDA and 82% of Group revenue in 2011 (72% of OIBDA and 81% of revenue in 2010 and 84% of OIBDA and 82% of revenue in 2009, respectively), and are therefore those on which our discussion of segment results is focused.

CONTRIBUTION TO GROWTH BY COUNTRY

( excluding foreign-exchange rate effects and the consideration of Venezuela being considered a hyperinflationary economy)

SEGMENT OUTLOOK

TELEFONICA LATIN AMERICA

ACCESSES (thousands of accesses)

	2009	2010	2011	% Var 09/10	%Var 10/11
Fixed telephony accesses (1)	24,578.3	24,403.6	23,960.7	-0.7%	-1.8%
Internet and data accesses	7,605.2	8,235.1	8,885.9	8.3%	7.9%
Narrowband (2)	1,070.6	674.8	389.4	-37.0%	-42.3%
Broadband (3)(4)	6,426.8	7,442.3	8,385.9	15.8%	12.7%
Other (5)	107.8	118.0	110.6	9.5%	-6.3%
Mobile accesses	134,698.9	149,255.4	166,297.9	10.8%	11.4%
Prepay	111,503.6	119,359.1	131,087.2	7.0%	9.8%
Contract	23,195.4	29,896.3	35,210.7	28.9%	17.8%
Pay TV (6)	1,648.6	1,792.7	2,257.7	8.7%	25.9%
Final Clients Accesses	168,531.1	183,686.9	201,402.2	9.0%	9.6%
Wholesale Accesses	56.1	55.9	50.9	-0.4%	-9.0%
Total Accesses	168,587.2	183,742.8	201,453.0	9.0%	9.6%

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included and total fixed wireless accesses included.
(2)	Includes narrowband ISP of Terra Brasil and Terra Colombia.
(3)	Includes broadband ISP of Terra Brasil and Terra México.
(4)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(5)	Retail circuits other than broadband.
(6)	Includes 153 thousand clients of TVA from June 2011.

Evolution of competitive position

T.Latam	Mobile Market Share (1)
	2009	2010	2011
Brazil	29.7%	29.7%	29.5%
Argentina	33.0%	31.0%	29.8%
Chile	42.8%	41.4%	39.1%
Peru	63.2%	63.4%	61.4%
Colombia	21.3%	22.4%	22.4%
Venezuela	36.9%	32.7%	32.7%
Mexico	20.9%	21.5%	21.1%
Central America	22.4%	22.5%	21.7%
Ecuador	28.4%	28.2%	28.4%
Uruguay	39.3%	38.5%	38.0%

(1)	Company estimation

T.Latam	Share of ADSL (1)
	2009	2010	2011
Brasil	23.2%	24.8%	21.9%
Argentina	32.0%	31.9%	31.1%
Chile	46.1%	45.5%	43.0%
Perú	93.9%	91.2%	90.1%
Colombia	18.9%	20.8%	18.1%

(1)	Company estimation

Key trends in the mobile business:

•

Considerable growth in accesses in 2011 (11%), driven by an 18.7% increase in Brazil to 71.6 million accesses despite the disconnection of approximately one million inactive pre-pay mobile accesses in the year. This marked acceleration in the pace of growth from the prior year and boosted Brazil’s share of total accesses.

•	The contract customer base grew 18% in 2011 and represented 21% of the total mobile accesses in the region, in line with the region´s established growth strategy.

•	Mobile broadband accesses soared 114% and represented 10% of the region’s total accesses, helping drive overall growth in revenues.

•	Traffic in T. Latam grew 13% in 2011, outperforming the growth of accesses.

•	Total mobile ARPU in the region excluding foreign exchange-rate and hyperinflation effects rose despite reductions to interconnection tariffs in the year.

Key trends in the fixed line business:

•	Broadband accesses grew 13% in 2011 to 8.4 million, due to better service and faster speeds at more competitive prices amid fierce competition.

•	The commercial repositioning drove a 26% increase in TV accesses to 2.3 million.

•	There was a limited fixed line access loss (-2%), offset by the ongoing commitment to bundling of services as the best line-retention tool.

RESULTS (millions of euros)

T Latinoamérica				Var 09/10		Var 10/11
	2009	2010	2011	Reported	ex fx	Reported	ex fx
Revenues	22,709	25,756	29,237	13.4%	10.0%	13.5%	15.1%
OIBDA	9,041	13,713	10,941	51.7%	50.6%	-20.2%	-19.4%
OIBDA Margin	39.8%	53.2%	37.4%	13.4 p.p.	14.5 p.p.	(15.8 p.p. )	(16.0 p.p. )
Depreciation and amortization	(3,700)	(3,954)	(4,783)	6.9%	-4.0%	21.0%	21.1%
Operating Income	5,341	9,759	6,157	82.7%	88.0%	-36.9%	-35.5%

2011 Results

T. Latam represented 47% of consolidated revenue and 54% of consolidated OIBDA in 2011. It was also the largest contributor (6.4 p.p.) to revenue growth in the year. With respect to OIBDA, the contribution was a negative 10.3pp as 2010 reflects a 3,797 million euros gain deriving from the remeasurement of the previously held investment in Vivo at its fair value at the date of acquisition of the 50% of Brasilcel held by Portugal Telecom.

T. Latam reported a 13.5% increase in revenue to 29,237 million in 2011, despite the negative impact (-1.6 p.p.) of foreign exchange-rate effects and hyperinflation in Venezuela. Results for this region are also impacted by the full consolidation of Vivo since October 2010, as previously mentioned. Also, excluding Mexico, which was affected by the performance of pre-pay revenues and the sharp reduction in mobile termination rates, revenue growth was strong in the region. As shown in the accompanying discussion, the growth in the mobile business was driven by significant increases in both the customer base and mobile ARPU in virtually all countries. Revenue in the fixed line business was hit by the drop in fixed lines, which outweighed the growth in broadband and TV, with lower ARPUs due to intense commercial activity.

Finally, revenue trends indicate higher growth in mobile service revenues due to the Group’s efforts to boost commercial activity (e.g. increased spending by content and service providers, increased cost of high-end handsets) in a bid to tap the growth potential of the market despite the negative short-term impact on commercial expenses.

Brazil represented 49% of total revenue in Latin America in 2011, reinforcing its status as the region’s leading market and the main driver of Telefónica’s organic revenue growth in Latin America.

OIBDA for Telefónica Latin America fell 20.2% in 2011 to 10,941 million euros, affected by:

•	The consolidation of the remaining 50% of Vivo, which would have added nearly 900 million euros had it occurred at the beginning of 2010.

•	Foreign exchange-rates and hyperinflation in Venezuela, which subtracted 128 million euros from OIBDA in Latin America.

•

The recognition in 2010 of a 3,797 million euros gain deriving from the remeasurement of the previously held investment in Vivo at its fair value at the date of acquisition of the 50% of Brasilcel held by Portugal Telecom.

•	The recognition in 2010 of non-recurring restructuring charges of 410 million euros.

Excluding these effects, OIBDA for T. Latam was virtually flat in 2011, as revenue growth was offset by the increased commercial activity (as a result of larger share of high-end handsets), and efforts to enhance quality –affecting network and system costs- and customer service.

2010 Results

Revenues at Telefónica Latin America increased 13.4% to 25,756 million euros in 2010 from 22,709 million euros in 2009 (an increase of 10% excluding foreign exchange-rate effects and the consideration of Venezuela as a hyperinflationary economy). Telefónica Latin America’s revenues were affected considerably by the acquisition of the additional 50% stake in Vivo (50%), which led to its full consolidation in the fourth quarter of 2010. If we included an additional 50% of Vivo in the fourth quarter of 2009, revenues for 2009 would have increased by slightly more than 686 million euros, leaving an increase in the year of nearly 7%, driven by growth in the mobile businesses in all operations as a result of the growth in accesses throughout the region.

Telefónica Latin America’s OIBDA increased 51.7% to 13,713 million euros in 2010 from 9,041 million euros in 2009 (an increase of 50.6% excluding foreign exchange-rate effects and the consideration of Venezuela as a hyperinflationary economy). OIBDA was affected by a number of factors:

•

The positive impact of remeasuring the previously held 50% investment in Vivo at its fair market value at the date of acquisition of 50% of the share capital of Brasilcel held by Portugal Telecom (3,797 million euros).

•	For comparative purposes, the additional 50% of Vivo results for the fourth quarter of 2009 should be considered (250 million euros).

•

In 2010, personnel expenses were impacted by non-recurring workforce restructuring expenses, mainly in Argentina (40 million euros), Brazil (60 million euros), Peru (23 million euros), Colombia (10 million euros) and Chile (12 million euros).

•	Additionally, expenses reflected firm commitments related to the Telefónica Foundation’s social program in the amount of 120 million euros.

Total non-recurring expenses recognized in 2010 amounted to 410 million euros. Excluding these impacts, OIBDA rose 9%, driven by the positive revenue performance and greater efficiencies achieved stemming from regional integration projects and gains on the disposal of non-strategic assets (61 million euros and 242 million euros, respectively).

Brazil

ACCESSES (thousands of accesses)

	2009	2010	2011	Var 09/10	Var 10/11
BRAZIL
Fixed telephony accesses (1)	11,253.8	11,292.6	10,977.4	0.3%	-2.8%
Internet and data accesses	3,440.2	3,848.2	3,942.6	11.9%	2.5%
Narrowband	723.1	446.2	214.5	-38.3%	-51.9%
Broadband (2)	2,638.4	3,319.2	3,648.0	25.8%	9.9%
Other (3)	78.7	82.8	80.0	5.2%	-3.3%
Mobile accesses	51,744.4	60,292.5	71,553.6	16.5%	18.7%
Pre-Pay	41,960.7	47,658.6	55,438.1	13.6%	16.3%
Contract	9,783.7	12,633.9	16,115.5	29.1%	27.6%
Pay TV (4)	487.2	486.3	698.6	-0.2%	43.7%
Final Clients Accesses	66,925.7	75,919.6	87,172.1	13.4%	14.8%
Wholesale Accesses	34.2	33.9	28.0	-0.9%	-17.3%
Total Accesses	66,959.8	75,953.5	87,200.1	13.4%	14.8%

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN

Primary access, 2/6 Access x30

Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(2)	Includes ADSL, cable modem and broadband circuits.
(3)	Retail circuits other than broadband.
(4)	Includes 153 thousand clients of TVA from June 2011.

The Brazilian telecommunications market continues to grow rapidly and leads the region in the adoption of new services, with significant progress in mobile and broadband data. In this setting, the evolution of the company’s operations in Brazil has also been positive. Market leadership continues to be held in terms of accesses and revenues, although the share of fixed broadband accesses has eroded due to aggressive commercial efforts by competitors; and to this end, products and services offered have been improved. During the year, the company launched fixed mobile service in 90 cities outside Sao Paulo, expanding fixed services beyond its traditional service territories. It also launched a push to talk mobile service and began offering high definition to satellite TV customers. Additionally, after acquiring spectrum in 2010, the company began commercial activity in 2011 in the 1800MHz band in the North and Northeast regions in October, in the Bahia, Sergipe and Espiritu Santo in November, and in Sao Paulo, Rio and Parana Santa Catalina in December, boosting its commercial position, especially in the pre-pay segment.

It also repositioned pre-pay with a new “Vivo sempre” rate, boosting top-ups and local and long-distance traffic.

As a result of all the new commercial initiatives, Telefónica reached 87.2 million accesses in Brazil at the end of 2011 (+15% year over year), with strong growth in both mobile (+19% year over year) and fixed broadband (+10% year over year) accesses.

RESULTS (millions of euros)

				% Var 09/10		% Var 10/11
	2009	2010	2011	€	M.Local	€	M.Local
Brazil
Revenues	8,376	11,119	14,326	32.8%	12.1%	28.8%	28.7%
Wireless Business	3,036	4,959	8,437	63.4%	37.9%	n.c.	n.c.
Service revenues	2,792	4,649	8,014	66.5%	40.3%	n.c.	n.c.
Wireline Business	5,766	6,843	5,890	18.7%	0.2%	n.c.	n.c.
OIBDA	3,139	4,074	5,302	29.8%	9.6%	30.2%	30.0%
OIBDA Margin	37.5%	36.6%	37.0%	-0.9 p.p.	-0.9 p.p.	0.4 p.p.	0.4 p.p.
Capex	1,228	1,797	2,468	46.4%	23.6%	37.4%	37.2%
OpCF (OIBDA—Capex)	1,911	2,277	2,834	19.1%	0.6%	24.5%	24.3%

2011 Results

Revenues: Revenues trends were impacted by a number of factors:

•	The inclusion of the additional 50% stake in Vivo in the fourth quarter of 2010, which precludes the comparison to prior year results.

•	The full consolidation of TVA as June 2011, retroactively to January 1, 2011; which contributed 81 million euros in revenue and 22 million euros in OIBDA in 2011.

In addition, following the transfer of the long-distance license from Telesp to Vivo in the last quarter of 2011, independent of ownership of the license, long-distance revenues were reclassified such that long-distance revenues arising in the mobile network are attributed to the mobile business and those from the fixed network to the fixed line business, and shown net of eliminations. This has no impact on revenues at consolidated level, but affects comparability of the mobile and fixed line businesses with prior year.

Like-for-like mobile service revenues (i.e. including the impacts in both years) were 10.6% higher, in line with the growth in the customer base, with ARPU falling 3.6% due to aggressive commercial activity in the region. Data business revenues, representing 24% of service revenues had a solid performance and have thus become a key driver of the company’s future growth.

		2009	2010	2011	% Var 09/10	%Var 10/11
Brasil-Mobile	Traffic (million minutes)	52,134	77,463	92,081	48.6%	n.c.
	ARPU (EUR)	9.9	11.0	10.2	-6.0%	n.c.

Revenue in the fixed line business, adjusted for the transfer of the long-distance license decreased by 1.4% in local currency. Growth in broadband (+11% in local currency) and TV (45% in local currency, although not comparable due to the addition of TVA) was not high enough to compensate the decline in the traditional voice business resulting primarily from the loss of open lines (neither bundled nor pre-pay nor controlled usage).

OIBDA:

OIBDA in Brazil amounted to 5,302 million euros in 2011, and, as with revenues, is not comparable to prior year results due to the impact of consolidation of the additional 50% stake in Vivo since October 2010. The contribution to OIBDA in the first nine months of 2010 would be approximately 900 million euros. Excluding this impact and 60 million euros recognized in 2010 related to workforce restructuring expenses, OIBDA margin would be comparable in 2011 and 2010. OIBDA also reflects gains from the disposal of non-strategic assets of 186 million euros in 2011 and 117 million euros in 2010, respectively.

2010 Results:

Revenues for Telefónica Latin America in Brazil increased 32.8% to 11,119 million euros in 2010 from 8,376 million euros in 2009 (an increase of 12.1% in local currency), due primarily to the acquisition of 50% of Vivo.

With respect to Vivo, Telefónica Latin America’s mobile business in Brazil, revenue growth was driven by the increase in the customer base (usage and data). With respect to Telesp, Telefónica Latin America’s fixed line business in Brazil, revenue growth was virtually flat excluding foreign exchange-rate effects, as growth in the broadband and data businesses was undermined by the decrease in traditional business revenues.

Telefónica Latin America’s OIBDA in Brazil increased 29.8% to 4,074 million euros in 2010 from 3,139 million euros in 2009 (an increase of 9.6% in local currency), including the consolidation of the additional 50% of Vivo. For comparative purposes, the fourth quarter impact of consolidating the additional 50% of Vivo in 2009 of approximately 250 million euros should be considered, in addition to the 60 million euros workforce restructuring expenses was recognized in 2010.

Argentina

ACCESSES (thousands of accesses)

	2009	2010	2011	Var 09/10	Var 10/11
ARGENTINA
Fixed telephony accesses (1)	4,607.7	4,621.5	4,611.0	0.3%	-0.2%
Fixed wireless	36.2	35.5	38.2	-1.9%	7.6%
Internet and data accesses	1,351.0	1,505.4	1,630.7	11.4%	8.3%
Narrowband	112.7	65.7	35.7	-41.7%	-45.7%
Broadband (2)	1,238.3	1,439.7	1,595.1	16.3%	10.8%
Mobile accesses	15,931.9	16,148.9	16,766.7	1.4%	3.8%
Pre-Pay	10,736.8	10,370.4	10,581.3	-3.4%	2.0%
Contract	5,195.2	5,778.5	6,185.4	11.2%	7.0%
Final Clients Accesses	21,890.7	22,275.8	23,008.4	1.8%	3.3%
Wholesale Accesses	9.3	13.0	13.9	39.8%	7.0%
Total Accesses	21,900.0	22,288.8	23,022.3	1.8%	3.3%

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access, 2/6 Access x30 Company’s accesses for internal use included. Total “fixed wireless” accesses included.
(2)	Includes ADSL, cable modem and broadband circuits.

Telefónica de Argentina continued its focus on value rather than volume in 2011, causing a loss in mobile access market share (29.8%, -1.2pp from 2010), albeit maintain its market leadership with respect to revenue share.

The mobile business had strong commercial activity in the year, with net adds in accesses exceeding those of 2010, and had strong performance from the contract segment, which delivered annual growth of 7% and a penetration rate of 37% of the total access base.

In the fixed line business, the company retained its market leadership in both fixed line and broadband accesses, maintaining growth in the number of lines, unlike the other operations in the region.

RESULTS (millions of euros)

				% Var 09/10		% Var 10/11
Argentina	2009	2010	2011	€	M.Local	€	M.Local
Revenues	2,609	3,073	3,174	17.8%	17.9%	3.3%	14.5%
Wireless Business	1,643	1,979	2,039	20.4%	20.6%	3.0%	14.2%
Service revenues	1,522	1,845	1,880	21.2%	21.4%	1.9%	12.9%
Wireline Business	1,047	1,187	1,237	13.3%	13.5%	4.3%	15.6%
OIBDA	986	1,082	1,085	9.7%	9.8%	0.2%	11.1%
OIBDA Margin	36.8%	34.3%	33.4%	-2.5 p.p.	-2.5 p.p.	-0.9 p.p.	-0.9 p.p.
Capex	319	398	449	25.1%	25.2%	12.6%	24.9%
OpCF (OIBDA—Capex)	668	684	636	2.4%	2.5%	-7.0%	3.1%

2011 Results

Revenues: Growth in mobile service revenues (12.9% excluding foreign exchange-rate effects) was driven by a base of higher value customers, as seen in the increase in ARPU and the weight of the contract segment. Mobile data ARPU growth was driven by both the positive performance of SMS and the higher number of customers with data rates.

		2009	2010	2011	% Var 09/10	% Var 10/11
Argentina-Mobile	Traffic (million minutes)	15,562	17,550	18,788	12.8%	7.1%
	ARPU (EUR)	8.6	9.2	9.7	6.7%	17.3%

Revenues in the fixed line business rose 15.6% in local currency due to higher internet and content revenues (+29.5%) propelled by the growth in broadband, and revenues from data, IT and leasing of capacity (+18.1%).

OIBDA at Telefónica de Argentina reached 1,085 million euros, an increase of 11.1% in local currency, not reflecting the growth percentages in revenue due to the general rise in prices that impacted operating expenses.

2010 Results

Revenues: Telefónica Móviles Argentina’s revenues increased 20.4% to 1,979 million euros in 2010 from 1,643 million euros in 2009 (an increase of 20.6% in local currency). This increase was primarily driven by an increase of 21.3% in service revenues in 2010 (an increase of 21.4% in local currency). This growth in local currency was mainly due to data revenue growth and increased usage.

Revenues in the fixed line business increased 13.3% to 1,187 million euros in 2010 from 1,047 million euros in 2009 (an increase of 13.5% in local currency), with 6.3% growth in the traditional fixed line business, 29.2% growth in the Internet TV and content business, and 16.9% growth in the data and IT businesses.

Telefónica Latin America’s OIBDA in Argentina increased 9.8% in local currency, impacted by the recognition of a workforce restructuring plan in 2010 for 40 million euros.

Venezuela

ACCESSES (thousands of accesses):

	2009	2010	2011	Var 09/10	Var 10/11
VENEZUELA
Mobile accesses	10,531.4	9,514.7	9,438.7	-9.7%	-0.8%
Pre-Pay	9,891.1	8,740.3	8,570.9	-11.6%	-1.9%
Contract	640.3	774.4	867.8	20.9%	12.1%
Fixed wireless	1,214.3	966.2	883.4	-20.4%	-8.6%
Pay TV	62.8	69.3	114.3	10.4%	65.0%
Total Accesses	11,808.5	10,550.2	10,436.4	-10.7%	-1.1%

The 2011 service offering has remained a market benchmark, reinforcing market leadership through a strategy focused on maximizing customer value and innovation. As such, services launched in the year include Movitalk (push to talk) and HD pay TV services. Likewise, as a result of being in a country with a high penetration of smartphones, continued focus remained on commercial campaigns to promote mobile broadband take-up.

RESULTS (millions of euros)

				% Var 09/10		% Var 10/11
Venezuela	2009	2010	2011	€	M.Local	€	M.Local
Revenues	3,773	2,318	2,688	-38.6%	15.0%	15.9%	11.2%
Service revenues	2,841	2,073	2,435	-27.0%	21.3%	17.5%	12.8%
OIBDA	1,818	1,087	1,177	-40.2%	10.4%	8.2%	4.4%
OIBDA Margin	48.2%	46.9%	43.8%	-1.3 p.p.	-1.3 p.p.	-3.1 p.p.	-3.1 p.p.
Capex	423	293	372	-30.7%	18.7%	26.9%	0.9%
OpCF (OIBDA—Capex)	1,395	794	805	-43.1%	7.7%	1.3%	5.6%

2011 Results

Revenues: Growth in mobile service revenue (12.8% excluding foreign exchange-rate effects) was driven by higher ARPU despite reductions in interconnection tariffs (a negative impact of 22 million euros in the year).

		2009	2010	2011	% Var 09/10	%Var 10/11
Venezuela- Mobile	Traffic (million minutes)	14,951	14,195	14,529	-5.1%	2.4%
	ARPU (EUR)	21.2	14.3	16.7	26.3%	24.8%

Data revenues remained a key growth driver, rising 23.7% in the year and representing 36% (+3 p.p.) of mobile service revenues.

OIBDA: OIBDA for 2011 was 1,177 million euros, increasing 4.4% from the prior year. The company’s OIBDA margin stood at 43.8% (-3.1 p.p. year over year), with continued high levels of efficiency in an environment of widespread price increases that translated into higher personnel and subcontract expenses.

2010 Results

Revenue: Service revenues in 2010 rose 21.3% in local currency and excluding the consideration of Venezuela as a hyperinflationary economy. This growth in local currency was due primarily to an integrated service offer (mobile, fixed, pay TV and broadband) and the excellent performance of smartphone revenues.

OIBDA increased by 10.4% in local currency and excluding the consideration of Venezuela as a hyperinflationary economy.

Chile

ACCESSES (thousands of accesses)

	2009	2010	2011	Var 09/10	Var 10/11
CHILE
Fixed telephony accesses (1)	2,028.0	1,939.3	1,848.1	-4.4%	-4.7%
Internet and data accesses	807.2	836.0	887.4	3.6%	6.1%
Narrowband	15.9	6.6	5.8	-58.5%	-12.3%
Broadband (2)	783.2	821.5	878.1	4.9%	6.9%
Other (3)	8.1	7.9	3.5	-2.5%	-55.9%
Mobile accesses	7,524.7	8,794.0	9,548.1	16.9%	8.6%
Pre-Pay	5,435.9	6,179.3	6,732.7	13.7%	9.0%
Contract	2,088.8	2,614.7	2,815.4	25.2%	7.7%
Pay TV (4)	285.1	341.2	390.8	19.7%	14.5%
Final Clients Accesses	10,645.0	11,910.5	12,674.4	11.9%	6.4%
Wholesale Accesses	8.9	5.3	5.2	-40.4%	-2.2%
Total Accesses	10,653.8	11,915.8	12,679.6	11.8%	6.4%

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access, 2/6 Access x30

Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(2)	Includes ADSL, cable modem and broadband circuits.
(3)	Retail circuits other than broadband.

Telefónica Chile managed 9.5 million mobile accesses at December 31, 2011, an increase of 9% amid fierce competition. During the year, the company disconnected 360 thousand inactive pre-pay accesses. The company retained market leadership on accesses (39.1%), despite aggressive commercial activity in the country.

In the fixed line business, broadband accesses increased by 7%, and the TV business has a positive performance well due to the launch of HD channels, in line with the strategy aimed at segmenting the portfolio.

RESULTS (millions of euros)

				% Var 09/10		% Var 10/11
Chile	2009	2010	2011	€	M.Local	€	M.Local
Revenues	1,831	2,197	2,310	20.0%	4.3%	5.2%	4.8%
Wireless Business	1,010	1,266	1,399	25.4%	9.0%	10.5%	10.1%
Service revenues	918	1,175	1,283	28.0%	11.2%	9.2%	8.9%
Wireline Business	893	1,038	1,037	16.3%	1.1%	-0.1%	-0.4%
OIBDA	763	1,092	1,035	43.2%	24.5%	-5.2%	-5.5%
OIBDA Margin	41.7%	49.7%	44.8%	8.0 p.p.	8.0 p.p.	-4.9 p.p.	-4.9 p.p.
Capex	347	516	529	48.8%	29.3%	2.4%	2.1%
OpCF (OIBDA—Capex)	416	576	507	38.5%	20.4%	-12.0%	-12.3%

2011 Results

Revenues: Mobile revenues rose 10.1% in local currency to 1,399 million euros in 2011, fuelled by the strong growth in service revenues. Service revenues increased by 8.9% in local currency, as a result of the growth in the customer base, offsetting the downtrend in ARPU caused by the drop in usage from pre-pay customers. Data revenues also had a positive performance, with a 34% increase in the year in local currency, and now account for 19% of service revenues.

		2009	2010	2011	% Var 09/10	%Var 10/11
Chile-Mobile	Traffic (million minutes)	10,521	11,791	12,218	12.1%	3.6%
	ARPU (EUR)	10.7	12.1	11.6	-1.8%	-4.1%

Fixed line revenues in Chile remained stable with respect to 2010, with a 12.3% increase in internet, TV and content revenues offsetting an 8% decrease in local currency in traditional business revenues.

OIBDA: OIBDA declined 5.5% in local currency, partly because of the recognition in 2010 of the damage compensation received on insurance contracts following the earthquake in February and gains from the disposal of non-strategic assets (15 million euros). Gains on the sale of non-strategic assets in 2011 amounted to 50 million euros. OIBDA for the year was also impacted by the 24% increase in supply costs (excluding foreign exchange-rate effects) caused by higher interconnection costs from increased traffic and higher equipment costs resulting from higher commercial activity in the mobile business with purchases of high-end handsets.

2010 Results

Telefónica Latin America’s revenues from Chile increased 4.3% in local currency due to positive revenue performance of both businesses. With respect to Telefónica Móviles Chile, Telefónica Latin America’s mobile business in Chile, revenues increased 9.0% in local currency. Service revenues increased by 27.9% to 1,175 million euros in 2010 (an increase of 11.2% in local currency) due to growth in voice and data services revenues. With respect to Telefónica Latin America’s fixed line business in Chile, revenues in 2010 increased 16.3% to 1,038 million from 893 million in 2009 (an increase of 1.1% in local currency). Broadband, pay TV, data and IT businesses growth offset the decrease in revenues from the traditional fixed telephony business.

Telefónica Latin America’s OIBDA in Chile increased 43.2% to 1,092 million euros in 2010 from 763 million euros in 2009 (an increase of 24.5% in local currency).

Mexico

ACCESSES (thousands of accesses)

	2009	2010	2011	Var 09/10	Var 10/11
MEXICO
Mobile accesses	17,400.5	19,661.6	19,742.4	13.0%	0.4%
Pre-Pay	16,328.3	18,061.3	18,149.8	10.6%	0.5%
Contract	1,072.1	1,600.2	1,592.6	49.3%	-0.5%
Fixed wireless	334.3	565.5	745.3	69.2%	31.8%
Total Accesses	17,734.8	20,227.1	20,487.7	14.1%	1.3%

The year 2011 was marked by the commercial repositioning of the company to adapt its tariffs in the wake of reductions in interconnection tariffs and by application of a more restrictive customer acquisition and retention policy. The group managed 19.7 million accesses at the end of 2011, in line with the prior year.

RESULTS (millions of euros)

				% Var 09/10		% Var 10/11
Mexico	2009	2010	2011	€	M.Local	€	M.Local
Revenues	1,552	1,832	1,557	18.0%	5.0%	-15.0%	-12.3%
Service revenues	1,412	1,651	1,387	16.9%	4.1%	-16.0%	-13.3%
OIBDA	564	623	572	10.5%	-1.7%	-8.2%	-5.2%
OIBDA Margin	36.3%	34.0%	36.7%	-2.3 p.p.	-2.3 p.p.	2.7 p.p.	2.7 p.p.
Capex	251	1,580	471	n.s.	n.s.	-70.2%	-69.2%
OpCF (OIBDA—Capex)	313	-957	101	c.s.	c.s.	c.s.	c.s.

2011 Results

Revenue: Service revenues decreased by 13.3% in local currency to 1,387 million euros, principally the result of reductions in interconnection tariffs as previously mentioned and the impact of lower revenue from outgoing traffic in the pre-pay segment caused by lower usage, prompting the company to launch new commercial offers in the second half of the year.

OIBDA: The decrease in OIBDA was caused by the company’s overall commercial repositioning effort and the 3G network deployment, as well as the impact of the interconnection tariff reductions described above. Another highlight in 2011 was the gain on the sale of non-strategic assets of 240 million euros.

2010 Results

Revenue: Mobile service revenues grew 4.1% in 2010 as a result of the customer base increase and new tariff plans.

Telefónica Latin America’s OIBDA in Mexico increased by 10.5% to 623 million euros in 2010 from 564 million euros in 2009 (a decrease of 1.7% in local currency).

Peru

ACCESSES (thousands of accesses)

	2009	2010	2011	Var 09/10	Var 10/11
PERU
Fixed telephony accesses (1)	2,971.2	2,871.2	2,848.4	-3.4%	-0.8%
Fixed wireless	582.7	537.8	444.6	-7.7%	-17.3%
Internet and data accesses	800.6	885.4	1,120.4	10.6%	26.5%
Narrowband	16.9	15.4	9.4	-8.9%	-38.7%
Broadband (2)	768.0	850.8	1,090.6	10.8%	28.2%
Other (3)	15.6	19.2	20.4	23.1%	6.1%
Mobile accesses	11,458.2	12,507.1	13,998.3	9.2%	11.9%
Pre-Pay	10,214.2	10,104.4	11,079.6	-1.1%	9.7%
Contract	1,244.1	2,402.7	2,918.7	93.1%	21.5%
Pay TV	686.3	690.6	799.0	0.6%	15.7%
Final Clients Accesses	15,916.3	16,954.3	18,766.1	6.5%	10.7%
Wholesale Accesses	0.5	0.5	0.4	na	-3.7%
Total Accesses	15,916.8	16,954.8	18,766.6	6.5%	10.7%

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access, 2/6 Access x30 Company’s accesses for internal use included. Total “fixed wireless” accesses included.
(2)	Includes ADSL, cable modem and broadband circuits.
(3)	Retail circuits other than broadband.

Telefónica reinforced its leadership of the Peruvian market in 2011, with an 11% increase in total accesses, driven by growth in the mobile, pay TV and fixed broadband businesses.

RESULTS (millions of euros)

				% Var 09/10		% Var 10/11
Peru	2009	2010	2011	€	M.Local	€	M.Local
Revenues	1,716	1,960	2,030	14.2%	2.0%	3.6%	6.1%
Wireless Business	840	1,001	1,088	19.2%	6.4%	8.7%	11.3%
Service revenues	695	854	923	22.9%	9.7%	8.1%	10.6%
Wireline Business	1,006	1,097	1,069	9.0%	-2.6%	-2.5%	-0.2%
OIBDA	712	812	751	14.0%	1.8%	-7.6%	-5.3%
OIBDA Margin	41.5%	41.4%	37.0%	-0.1 p.p.	-0.1 p.p.	-4.4 p.p.	-4.4 p.p.
Capex	271	295	302	8.9%	-2.7%	2.3%	4.8%
OpCF (OIBDA—Capex)	442	517	449	17.1%	4.6%	-13.2%	-11.1%

Overall, the business performed well, resulting in a 6% increase in revenue in local currency despite the reduction in interconnection tariffs in the mobile network in October, due to the strong performance by the mobile business and the defense of the traditional business.

OIBDA is not comparable to the prior year due to 2010 gains from the disposal of non-strategic assets (39 million euros) and costs of workforce restructuring (23 million euros).

Colombia

ACCESSES (thousands of accesses)

	2009	2010	2011	Var 09/10	Var 10/11
COLOMBIA
Fixed telephony accesses (1)	1,639.8	1,586.9	1,480.6	-3.2%	-6.7%
Internet and data accesses	428.4	553.6	620.3	29.2%	12.0%
Narrowband	5.9	5.6	7.9	-5.1%	41.5%
Broadband (2)	420.3	548.0	612.3	30.4%	11.7%
Other (3)	2.2	0.0	0.0	na	na
Mobile accesses	8,964.6	10,004.5	11,391.1	11.6%	13.9%
Pre-Pay	7,203.2	7,679.1	8,626.8	6.6%	12.3%
Contract	1,761.4	2,325.5	2,764.2	32.0%	18.9%
Pay TV	127.2	205.3	255.0	61.4%	24.2%
Final Clients Accesses	11,159.9	12,350.3	13,746.9	10.7%	11.3%
Wholesale Accesses	3.3	3.3	3.3	na	na
Total Accesses	11,163.2	12,353.6	13,750.2	10.7%	11.3%

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access, 2/6 Access x30 Company’s accesses for internal use included. Total “fixed wireless” accesses included.
(2)	Includes ADSL, cable modem and broadband circuits.
(3)	Retail circuits other than broadband.

Despite strong competition, Telefónica was very active commercially, ending the year with 13.8 million accesses (+11% from 2010).

RESULTS (millions of euros)

				% Var 09/10		% Var 10/11
Colombia	2009	2010	2011	€	M.Local	€	M.Local
Revenues	1,269	1,529	1,561	20.5%	1.3%	2.1%	4.5%
Wireless Business	685	872	916	27.4%	7.1%	5.0%	7.5%
Service revenues	647	814	851	25.8%	5.7%	4.5%	6.9%
Wireline Business	615	700	682	14.0%	-4.2%	-2.7%	-0.4%
OIBDA	397	484	540	22.1%	2.6%	11.5%	14.2%
OIBDA Margin	31.3%	31.7%	34.6%	0.4 p.p.	0.4 p.p.	2.9 p.p.	2.9 p.p.
Capex	316	334	405	5.9%	-11.0%	21.2%	24.1%
OpCF (OIBDA—Capex)	81	150	135	84.9%	55.4%	-9.9%	-7.8%

Solid business growth resulted in a 4.5% increase in revenues in local currency, with an increase in revenues from the mobile business and stability in revenues in the traditional business.

OIBDA increased by 14.2%, affected heavily by sales of non-strategic assets in 2011 (25 million euros) and 2010 (71 million euros). The comparability of OIBDA is also affected by the recognition in 2010 of 85 million euros of non-recurring workforce restructuring expenses, bad debts provisions, and third-party claims.

TELEFÓNICA SPAIN

ACCESSES (thousands of accesses)

	2009	2010	2011	% Var 09/10	% Var 10/11
Fixed telephony accesses (1)	14,200.1	13,279.7	12,305.4	-6.5%	-7.3%
Naked ADSL	14.7	38.1	34.4	159.2%	-9.6%
Internet and data accesses	5,722.5	5,879.8	5,710.9	2.7%	-2.9%
Narrowband	219.5	136.1	84.4	-38.0%	-38.0%
Broadband (2)	5,476.8	5,722.3	5,608.6	4.5%	-2.0%
Other (3)	26.2	21.4	17.9	-18.3%	-16.6%
Mobile accesses	23,538.6	24,309.6	24,174.3	3.3%	-0.6%
Prepay (4)	8,204.5	7,919.8	7,359.4	-3.5%	-7.1%
Contract	15,334.1	16,389.7	16,814.9	6.9%	2.6%
Pay TV	703.0	788.2	833.2	12.1%	5.7%
WLR (5)	97.4	294.5	440.6	ns	49.6%
Unbundled loops	2,153.8	2,477.1	2,881.1	15.0%	16.3%
Shared ULL	447.7	264.0	205.0	-41.0%	-22.3%
Full ULL (6)	1,706.1	2,213.1	2,676.1	29.7%	20.9%
Wholesale ADSL	359.0	561.3	709.6	56.4%	26.4%
Other	3.7	0.9	0.6	-75.7%	-29.2%
Final Clients Accesses	44,164.2	44,257.4	43,023.8	0.2%	-2.8%
Wholesale Accesses	2,614.0	3,333.8	4,031.9	27.5%	20.9%
Total Accesses	46,778.2	47,591.2	47,055.7	1.7%	-1.1%

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.
(2)	ADSL, satellite, optical fiber and broadband circuits.
(3)	Leased lines.
(4)	Wholesale Line Rental.
(5)	Includes naked shared loops.
(6)	Wholesale circuits.

Competitive positioning

	Mobile Market Share (1)
	2009	2010	2011
España	42.5%	41.4%	39.6%

	Share of ADSL (1)
	2009	2010	2011
España	55.6%	53.4%	49.7%
(1)	Company estimation

2011 Results:

The year was shaped by the economic downturn, with a weakening of the main macroeconomic indicators in the latter months of the year, and a fierce competitive scenario with intense commercial pressure.

At the end of 2011, Telefónica Spain managed a total of 47.1 million accesses, virtually the same as in 2010 (-1%) despite heavy pressure from competitors. Against this backdrop, the Company’s market share fell slightly in 2011.

Fixed broadband internet accesses fell 2.0% in 2011 as the commercial strategy focused more on “value” amid stiff competition, with a slowdown in promotional activity in certain months of the year, until the September launch of the new ADSL offer, which boosted activity and net adds in the latter part of the year.

Telefónica Spain took a number of key steps in the course of the year focused on reducing its operating costs, primarily through the labor force reduction plan, and improving the Company’s competitive position. At the end of the third quarter, the Company launched its new services catalog, promoting customer exclusivity by offering cross-discounts for customers whose entire telecommunications spend is with Movistar. The Company completed the repositioning of its commercial offer in the fourth quarter of 2011 with the launch of new mobile rates for contract customers, featuring a combined voice, data and SMS offer, increasing value to customers by eliminating the voice rate structure that varied depending on time of call and call destination, or the inclusion of unlimited SMS in all data tariffs. Rates are now structured by usage in accordance with the amount each customer wishes to spend. Also in the fourth quarter of 2011, voice tariffs were streamlined for pre-pay customers with a highly competitive and flexible offer.

In the fixed line business, in the third quarter Telefónica launched 10 mega ADSL with value-added services at 24.90 euros a month, while in the fourth quarter it enhanced its offer with a basic ADSL plan at 19.90 euros per month (excluding value-added services and fixed-to-mobile calls). Value-added services packages enjoyed greater take-up.

RESULTS (millions of euros)

	2009	2010	2011	% Var 09/10	%Var 10/11
España
Revenues	19,703	18,711	17,284	-5.0%	-7.6%
Wireless business	8,965	8,550	7,747	-4.6%	-9.4%
Service Revenues	7,828	7,270	6,548	-7.1%	-9.9%
Wireline business	12,167	11,397	10,631	-6.3%	-6.7%
OIBDA	9,757	8,520	5,072	-12.7%	-40.5%
OIBDA Margin	49.5%	45.5%	29.3%	-4.0 p.p.	-16.2 p.p.
Capex	1,863	2,021	2,914	8.4%	44.2%
OpCF (OIBDA—Capex)	7,894	6,499	2,158	-17.7%	-66.8%

Revenue fell 7.6% in 2011 to 17,284 million euros, decreased by lower ARPU in the various services and trends in accesses amid waning consumption and stronger price pressure.

Revenues in the fixed line business decreased by 6.7% to 10,631 million euros, mostly because of declines in revenues from traditional access of 10.6% (7% fall in accesses and lower amounts recognized from universal service), the decrease in revenues from voice services of 9.0% (reduction in traffic carried and increasing weight of flat rates) the decrease of revenues from retail broadband services of 10.1% (10.2% decrease in effective broadband ARPU due to lower effective prices from the promotions carried out and the new prices launched in the latter part of the year).

Revenues from the mobile business decreased by 9.4% in 2011 to 7,747 million euros, due mainly to the 9.9% decrease in mobile service revenues (as a result of a 10% decline in ARPU –explained below- and a virtually stable customer base).

	2009	2010	2011	% Var 09/10	%Var 10/11
Traffic (million minutes)	42,039	41,700	39,909	-0.8%	-4.3%
ARPU (EUR)	27.5	25.4	22.9	-7.3%	-10.2%
Prepay	12.6	11.4	9.3	-9.1%	-18.7%
Contract	36.5	32.6	29.1	-10.7%	-10.8%
Data ARPU	5.4	5.5	6.0	1.6%	9.9%
% rev. non-SMS over data revenues	60.6%	66.6%	74.6%	6.0 p.p.	7.9 p.p.

Mobile traffic continued to reflect lower customer usage, falling 4.3% in 2011.

Total ARPU fell 10.2% in 2011 to 22.9 euros, undermined by a 15.7% fall in voice ARPU because of the reduction in interconnection tariffs, lower usage and downward pressure on retail prices. Conversely, data ARPU rose 9.9% in 2011, representing 26% of total ARPU (+5pp) fuelled by the rapid growth of mobile broadband.

Non-P2P SMS revenues continue to be the biggest growth driver in the data business, increasing by 24.1% in 2011 and representing 75% of total data revenue (+8pp). Data revenue has a solid increase of 10.9% in 2011.

Turning to OIBDA, the difference in 2011 is affected by the recognition of workforce restructuring expenses (2,591 million euros in the third quarter of 2011 and 202 million euros in the fourth quarter of 2010). OIBDA in 2011 amounted to 5,072 million euros, down 40.5% from 2010 due to the negative impact of expenses related to the labor force reduction plan. Excluding the workforce restructuring expenses recognized (2,591 million euros in the third quarter of 2011 and 202 million euros in the fourth quarter of 2010); OIBDA would have decreased by 12% in 2011, mostly due to the decline in revenues.

2010 Results:

In line with its strategy of strengthening its social networking presence, Telefónica acquired control of Tuenti in 2010, and began consolidating its financial results in Telefónica Spain’s mobile business from August 2010, although the impact was not significant.

Telefónica Spain’s revenues fell 5.0% in 2010 to 18,711 million euros, mostly affected by the operating environment, greater pressure on customer revenues and lower revenues from the universal service.

Revenues from Telefónica Spain’s fixed line business decreased 6.3% to 11,397 million euros, principally due to decreases in revenues from traditional accesses of 13.1%, (lower revenue from the universal service and reduction in the number of accesses), revenues from traditional voice services of 10.9% (affected by lower traffic, mostly international and fixed-to-mobile, and the increasing portion of traffic included in national flat tariff plans), and revenues from retail broadband of 4.3% (8.7% decrease effective ARPU on the back of price promotions held).

Revenues from Telefónica Spain’s mobile business decreased by 4.6% to 8,550 million euros, due mainly to a 7.1% fall in mobile service revenues (3.1pp caused by lower interconnection prices) triggered above all by the 7.3% fall in ARPU (see below).

Traffic was 0.8% lower, underscoring lower customer usage and the impact of the various promotional campaigns conducted in 2009 and 2010.

Total ARPU fell 7.3% to 25.4 euros in 2010, with a 9.5% fall in voice ARPU because of the interconnection price cuts, lower usage and downward pressure on prices. Conversely, data ARPU rose 1.6% in the year, underpinned by a larger contribution by connectivity revenues. As a result, data ARPU represented 21.4% of total ARPU (+1.9pp compared to 2009).

Non-P2P SMS contributed 67% of data revenue. With the growth in connectivity revenues, data revenues accounted for 21% of services at the end of 2010.

Turning to OIBDA, the difference in actual figures was affected by the recognition of non-recurring restructuring expenses related to workforce reduction plans (202 million euros millions) and the TV tax (107 million euros). In addition, figures for 2009 include the capital gain of 220 million euros from the sale of Medi Telecom. Telefónica Spain’s OIBDA decreased 12.7% to 8,520 million euros in 2010, impacted by the effects previously mentioned, as well as by lower usage and stronger price pressure, which caused revenues to fall, and by a strong commercial effort compared to the year before.

TELEFÓNICA EUROPE

ACCESSES (thousands of accesses)

	2009	2010	2011	% Var 09/10	% Var 10/11
Fixed telephony accesses (1)	1,827.5	3,672.4	3,853.1	101.0%	4.9%
Internet and data accesses	1,754.7	4,496.4	4,537.4	156.2%	0.9%
Narrowband	137.3	503.2	435.4	ns	-13.5%
Broadband	1,589.1	3,964.9	4,071.8	149.5%	2.7%
Other (2)	28.3	28.3	30.3	0.0%	6.9%
Mobile accesses	44,095.0	46,675.5	48,276.4	5.9%	3.4%
Prepay	23,098.5	23,994.9	23,800.3	3.9%	-0.8%
Contract	20,996.5	22,680.6	24,476.1	8.0%	7.9%
Pay TV	137.6	206.4	219.0	50.0%	6.1%
Final Clients Accesses	47,814.9	55,050.6	56,885.9	15.1%	3.3%
Wholesale Accesses (3)	1,425.2	1,247.7	1,213.2	-12.5%	-2.8%
Total Accesses	49,240.1	56,298.3	58,099.1	14.3%	3.2%

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30.

Company’s accesses for internal use included. Includes VoIP and Naked ADSL.

(2)	Retail circuits other than broadband.
(3)	Includes unbundled lines by T. Germany
‘-	Starting March 2010, T. Europe includes accesses from HanseNet.

Competitive positioning

T.Europa	Mobile Market Share (1)
	2009	2010	2011
Reino Unido	26.2%	26.6%	26.6%
Alemania	14.6%	15.7%	16.1%
República Checa	39.2%	38.5%	38.0%
Irlanda	32.3%	32.0%	33.2%
Eslovaquia	9.8%	14.7%	18.3%

(1)	Company estimation

Despite the economic downturn and tough competition in its markets, Telefónica Europe was still able to expand its customer base in 2011, through growth in the contract customers base and mobile broadband take-up, two key factors to achieving higher value.

T. Europe represents 24.7% of revenues and 20.9% of consolidated OBIDA of the Group in 2011. It contributed 0.6pp to the Group’s OIBDA growth excluding foreign exchange-rate effects, principally due to the 1.1pp contribution from Germany. However, in terms of revenues, T. Europe contributed negatively by 0.3pp due to annual declines in revenues in the UK, the Czech Republic and Ireland, heavily impacted by reductions in interconnection tariffs.

Key trends in the mobile business:

•	Growth in accesses of 3%, led by the contribution and growth of Germany, with 24.5 million accesses at December 31, 2011 and a 6.1% annual increase, due to a 7.8% increase in mobile accesses.

•	Commercial momentum was healthy, backed by a sharp increase in mobile contract customers, with net adds of 1.8 million 2011, an increase of 8% from 2010.

•	Mobile broadband accesses soared 31% and represented 31% of the region’s total accesses, driving growth in revenues.

•

ARPUs of some European operators are under heavy pressure, affected by interconnection price cuts, an adverse economic backdrop (with waning consumption) and, in some cases, decreases in prices amid fierce competitive pressure.

RESULTS (millions of euros)

T Europa				Var 09/10		Var 10/11
	2009	2010	2011	Reported	ex fx	Reported	ex fx
Revenues	13,954	15,724	15,524	12.7%	10.1%	-1.3%	-1.0%
OIBDA	3,999	4,080	4,233	2.0%	-0.6%	3.8%	3.7%
OIBDA Margin	28.7%	25.9%	27.3%	(2.7 p.p. )	(2.6 p.p. )	1.3 p.p.	1.2 p.p.
Depreciation and amortization	(2,988)	(3,201)	(3,117)	7.1%	4.4%	-2.6%	-2.5%
Operating Income	1,011	879	1,116	-13.1%	-16.8%	27.0%	26.5%

2011 Results:

Revenues declined 1.3% to 15,524 million in 2011, with a negative foreign exchange-rate effect of 0.3pp. Revenues from operations were undermined by reductions in interconnection tariffs. Excluding this impact, revenues would have increased by 1.7% compared to 2010. The mobile strategy, predicated on boosting mobile broadband penetration and limited use data rates, was the main factor driving revenue growth. As a result of this strategy, non-P2P SMS data revenue grew 33.5% and represented 43% of total data revenue. Total data revenue increased 10.9% and represented 42% of mobile service revenue (+6pp compared to 2010).

OIBDA rose 3.8% to 4,233 million euros in 2011. Foreign exchange-rates had a positive impact of 0.1pp. The growth of OIBDA was affected by the recognition in the second half of 2010 of non-recurring restructuring costs, related mainly to workforce restructuring for 230 million euros. Excluding this impact, Telefónica Europe’s OIBDA would have fallen by 2.5% in 2011. OIBDA suffered from pressure on revenues (including the impact of reductions in interconnection tariffs) and higher commercial costs for customer loyalty efforts linked to increased commercial activity in the second half of the year above all related to the launch of high-end smartphones in the fourth quarter of 2011.

2010 Results

In January 2010, Telefónica Europe acquired the telecommunications services innovator Jajah and in February, through Telefónica Germany, HanseNet, which provides fixed telephony, internet, broadband and pay TV services in Germany.

In June 2010, it sold Manx Telecom. Telefónica Europe’s revenues increased by 12.7% in 2010 to 15,724 million euros. HanseNet and Jajah contributed 807 million euros. Revenue growth accelerated over the course of the year excluding the impact of the reduction in mobile interconnection tariffs. The increase was due to positive revenue performances in the UK and Germany, which more than offset decreases in Ireland and the Czech Republic, both impacted by the difficult economic environment.

Non-P2P SMS data revenue obtained organic growth of 26.4% in the year, driven by the growing take-up of mobile broadband, which represented 36% of data revenue.

OIBDA increased 2% to 4,080 million euros in 2010, to which HanseNet and Jajah contributed 71 million euros in the year. The increase in expenses during the year was affected by non-recurring restructuring costs, mostly in relation to workforce reductions recognized in the second half of the year (320 million euros), as well as the capital gain from the sale of Manx of 61 million euros. OIBDA in like-for-like terms and excluding the impact of foreign exchange-rates would have increased by 3.8%, largely due to positive revenue performance and efforts to enhance efficiency.

UK

ACCESSES (thousands of accesses)

	2009	2010	2011	Var 09/10	Var 10/11
TELEFÓNICA UK
Fixed telephony accesses (1)	0.0	86.7	216.1	na	ns
Internet and data accesses	591.5	671.6	620.3	13.5%	-7.6%
Broadband	591.5	671.6	620.3	13.5%	-7.6%
Mobile accesses	21,299.3	22,211.5	22,167.5	4.3%	-0.2%
Pre-Pay	11,740.3	11,712.3	11,227.3	-0.2%	-4.1%
Contract	9,558.9	10,499.2	10,940.3	9.8%	4.2%
Final Clients Accesses	21,890.8	22,969.8	23,003.9	4.9%	0.1%
Wholesale Accesses (2)	0.0	0.0	26.7	na	na
Total Accesses	21,890.8	22,969.8	23,030.7	4.9%	0.3%

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30 Company’s accesses for internal use included. Includes VoIP and Naked ADSL.
(2)	Includes Unbundled Lines by T. UK

The UK market remained extremely competitive in 2011, let alone suffered from an adverse economic climate. The company focused on a “value over volume” strategy in the first half of the year, before concentrating on commercial efforts again in the second half, offering a new rate structure for smartphones in August and following a proactive customer retention program in the contract segment.

The company stepped up its commitment to offering customers the best service experience, including innovative digital services, customer service and a smartphone offer. This is the basis of Telefónica UK’s customer-centric strategy and has helped the company to remain the operator with the least number of complaints in the market.

As a result of its commercial strategy, Telefónica UK’s mobile contract accesses increased by 4% in 2011, representing 49% of the total mobile customer base (+2.1pp from 2010) of 22.2 million. Steady demand for smartphones increased the penetration of these handsets to 38% at the end of 2011, up from 29% the year before.

RESULTS (millions of euros):

				% Var 09/10		% Var 10/11
	2009	2010	2011	€	M.Local	€	M.Local
Telefónica UK
Revenues	6,512	7,201	6,926	10.6%	6.5%	-3.8%	-2.7%
Service revenues	5,936	6,513	6,198	9.7%	5.6%	-4.8%	-3.7%
OIBDA	1,680	1,830	1,836	9.0%	4.9%	0.3%	1.5%
OIBDA Margin	25.8%	25.4%	26.5%	-0.4 p.p.	-0.4 p.p.	1.1 p.p.	1.1 p.p.
Capex	602	717	732	19.1%	14.7%	2.0%	3.3%
OpCF (OIBDA—Capex)	1,078	1,113	1,104	3.3%	-0.5%	-0.8%	0.3%

Revenue: Telefónica UK reported a 3.8% decrease in revenue to 6,926 million euros, with foreign exchange-rates contributing a negative 1.1pp. Mobile service revenue was down 4.8% (-3.7% excluding foreign exchange-rate effects) at 6,198 million euros. These results were heavily impacted by reductions in interconnection tariffs; excluding this impact, service revenues would have decreased by 0.4%, from lower customer growth and ARPU trends.

Total ARPU slumped 6.6%, or 3.5% excluding the reduction in interconnection tariffs. Voice ARPU plunged 14.6% (-9.2% excluding reductions in interconnection tariffs) because of the optimization of traffic consumption outside of minute bundles, the reduction in tariff rates amid stiff competition and the adverse macroeconomic climate. Data ARPU growth held steady at 5.1%, with more than 80% of contract customers with data tariffs opting for limited data usage.

		2009	2010	2011	% Var Ml 09/10	% Var Ml 10/11
T. UK	Traffic (million minutes)	53,856	58,143	52,250	8.0%	-10.1%
	ARPU (EUR)	24.7	25.1	23.2	-2.1%	-6.6%
	Prepay	12.3	11.8	10.3	-8.2%	-11.4%
	Contract	40.8	40.6	37.1	-4.2%	-7.6%
	Data ARPU	9.3	10.1	10.5	5.3%	5.1%
	% rev. non-SMS over data revenues	27.4%	32.8%	40.5%	5.4 p.p.	7.7 p.p.

Mobile voice traffic was 10% lower in 2011, due to the decrease in the pre-pay customer base and the optimization of usage.

OIBDA at Telefónica UK increased by 0.3% to 1,836 million euros in 2011 and was 1.5% higher excluding the impact of foreign exchange-rates. That said, 72 million euros of non-recurring restructuring expenses were recognized in 2010. Excluding this impact as well, OIBDA would have fallen by 2.3% on the back of lower revenue.

2010 Results

Revenue: Telefónica UK reported a 10.6% jump in total revenue in 2010 to 7,201 million euros, with foreign exchange-rates contributing a positive 4.1pp. Mobile service revenue increased 9.7% (or 5.6% excluding foreign exchange-rate effects) to 6,513 million euros. Interconnection tariff reductions had a considerable impact, without which service revenue would have increased by 9.2%, driven by increasing penetration of the contract segment in total accesses and the larger number of smartphone users.

Non-P2P SMS revenue continued to grow in the year by 31.7% excluding the impact of foreign exchange-rates. As a result, total data revenue represented 40% of mobile service revenue in 2010, nearly 2pp higher than in 2009.

Total ARPU in 2010 fell 2.1% (excluding foreign exchange-rate effects), heavily impacted by reductions in interconnection tariffs. Otherwise, ARPU would have increased by 1.2% in the year. Voice ARPU fell 6.5% (excluding foreign exchange-rate effects), while data ARPU increased by 5.3% (excluding foreign exchange-rate effects) due to growing demand for data services by smartphone users.

Mobile traffic increased by 8.0% in 2010 to 58,143 million minutes, driven by the growth of the contract customer base and a higher unit usage per customer in the pre-pay segment.

Telefónica UK’s OIBDA increased 4.9% to 1,830 million euros in 2010 excluding foreign exchange-rate effects. In the year’s fourth quarter, the company took at 72 million euros non-recurring restructuring charge, mostly related to a workforce and store restructuring in line with the Company’s reorganization, which will enable it to place greater efforts on capturing new business opportunities and improving customer service. Also excluding this impact, OIBDA would have increased by 9.0%, mostly due to growth in revenues despite the higher commercial costs related to increased mobile broadband demand.

Germany

ACCESSES (thousands of accesses)

	2009	2010	2011	Var 09/10	Var 10/11
TELEFÓNICA GERMANY
Fixed telephony accesses (1)	0.0	1,916.4	2,055.1	na	7.2%
Internet and data accesses	285.1	2,914.7	2,922.3	ns	0.3%
Narrowband	0.0	385.7	334.6	na	-13.2%
Broadband	285.1	2,529.1	2,587.7	ns	2.3%
Mobile accesses	15,507.4	17,049.2	18,380.1	9.9%	7.8%
Pre-Pay	7,807.0	8,795.2	9,144.5	12.7%	4.0%
Contract	7,700.4	8,254.0	9,235.7	7.2%	11.9%
Pay TV	0.0	77.2	83.3	na	7.9%
Final Clients Accesses	15,792.5	21,957.5	23,440.9	39.0%	6.8%
Wholesale Accesses (2)	1,316.8	1,116.5	1,042.4	-15.2%	-6.6%
Total Accesses	17,109.3	23,074.0	24,483.2	34.9%	6.1%

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30 Company’s accesses for internal use included. Includes VoIP and Naked ADSL.
(2)	Includes Unbundled Lines by T. Germany

Telefónica Germany performed well in 2011, bolstering its competitive position in the German market with a higher market share by seizing good commercial momentum with its “O2 Blue” rates, its “MyHandy” offer, activity with partners and progress unlocking the value of its data business.

The company has begun 2012 with the January launch of new limited data usage smartphone rates, enhancing customer value by integrating voice, data and SMS. In addition, it has entered into a long-term network cooperation deal with Deutsche Telekom for the rollout of a new 3G and LTE transmission network to take advantage of the growing market for mobile data, allowing them to operate cost-efficiently, quickly and flexibly.

Telefónica Germany achieved a 6% increase in accesses in 2011, fuelled by 8% growth in mobile accesses on the back of a 12% larger contact customer base. Demand for smartphones remained strong in the year, raising mobile broadband penetration by 6pp to 26% at December 31, 2011. The shares of commercial activity with smartphones reached 90% in the fourth quarter of 2011, the highest in the market.

Fixed broadband accesses grew 2% in 2011, ending the year at 2.6 million.

RESULTS (millions of euros)

				% Var 09/10		% Var 10/11
	2009	2010	2011	€	M.Local	€	M.Local
Telefónica Germany
Revenues	3,746	4,826	5,035	28.9%	28.9%	4.3%	4.3%
Service revenues	2,861	2,932	2,946	2.5%	2.5%	0.5%	0.5%
OIBDA	918	944	1,219	2.8%	2.8%	29.1%	29.1%
OIBDA Margin	24.5%	19.6%	24.2%	-4.9 p.p.	-4.9 p.p.	4.7 p.p.	4.7 p.p.
Capex	796	2,057	558	n.a.	n.a.	-72.9%	-72.9%
OpCF (OIBDA—Capex)	122	-1,113	662	c.s.	c.s.	-159.5%	-159.5%
Revenue: Total revenue rose 4.3% in 2011 to 5,035 million euros. Results for 2010 included the results of HanseNet as of mid February, while 2011 results included them for the full year. Excluding this impact, revenue would have increased by 1.6%.

Mobile services revenues performed positively, especially at the end of 2011, and are heavily affected by the reductions in interconnection tariffs. Excluding this effect, mobile services rose 7.1%, driven by growth in the customer base and trends in ARPU. Non-P2P SMS data revenue growth (+49%) was a key driver of revenue, leveraging the increasing penetration of smartphones and the adoption of limited use data rates.

Total ARPU fell 7.8% in the year due to the sharp reduction in interconnection prices in December 2010. Excluding this impact, total ARPU would have only slipped 1.6%, mainly due to the weak performance of the pre-pay segment. The regulation affected voice ARPU, with an 18.5% drop in the year. This was partly offset by the good performance of data ARPU (+13.2%) due to increasing mobile broadband penetration and strong take-up of limited use data rates.

		2009	2010	2011	% Var Ml 09/10	%Var Ml 10/11
T. Germany	Traffic (million minutes)	23,257	25,543	27,993	9.8%	9.6%
	ARPU (EUR)	15.6	14.8	13.6	-5.5%	-7.8%
	Prepay	5.7	6.1	5.7	7.8%	-7.0%
	Contract	26.1	23.8	21.9	-8.8%	-8.4%
	Data ARPU	4.7	5.0	5.6	6.1%	13.2%
	% rev. non-SMS over data revenues	36.7%	41.9%	50.4%	5.2 p.p.	8.5 p.p.

Mobile service revenues soared 10% in 2011 on the back of growth in the customer base and an overall increase in usage.

OIBDA increased 29% to 1,219 million euros in 2011. Excluding the impact of the consolidation of HanseNet results from February in 2010 and for 12 months in 2011 and the 202 million euros of restructuring provisions recognized in 2010, OIBDA in 2011 would have increased by 4.9%. OIBDA growth was driven by higher revenues and efficiency gains achieved through the restructuring plan and other efficiencies, which offset the increase in commercial costs.

2010 Results

Revenues at Telefónica Germany in 2010 increased 28.9% to 4,826 million euros. This amount includes the results of HanseNet since mid February 2010. Excluding this impact, revenue would have increased by 7.9% in 2010. The positive revenues performance was mainly the result of the healthy mobile service revenues and strong demand for smartphones, especially through the “My Handy” product, which eliminates the handset subsidiary from mobile service revenues.

Mobile service revenues increased by 2.5% in 2010 to 2,932 million euros. Excluding the impact of interconnection price cuts, the increase would have been 3.8%. Growth was mainly achieved from the increase in access and continued growth in non-P2P SMS data revenue (+31.4% in 2010 to 42% of total revenues compared to 37% in 2009). Mobile data revenues rose 15.4% to 970 million euros in 2010, representing 33% of total mobile service revenues.

OIBDA at Telefónica Germany increased 2.8% to 944 million euros in 2010. OIBDA growth was affected by the inclusion of HanseNet’s results since February 2010 and the recognition of 202 million euros of non-recurring expenses related to workforce restructuring in 2010. Excluding these two impacts, OIBDA growth would have been 11.2%, due mainly to the termination of national roaming agreements in 2009, growth in revenue and cost-savings achieved from the company’s ongoing commitment to efficiency and despite the increase in commercial costs related to smartphone sales in the latter part of the year.

Czech Republic and Slovakia

ACCESSES (thousands of accesses)

	2009	2010	2011	Var 09/10	Var 10/11
TELEFÓNICA CZECH REPUBLIC
Fixed telephony accesses (1)	1,770.6	1,669.2	1,581.9	-5.7%	-5.2%
Naked ADSL	62.1	163.7	237.4	163.6%	45.0%
VoIP	16.9	38.6	52.1	128.4%	35.0%
Internet and data accesses	848.7	898.8	970.6	5.9%	8.0%
Narrowband	137.3	117.5	100.7	-14.4%	-14.3%
Broadband	683.1	753.0	839.6	10.2%	11.5%
Other (2)	28.3	28.3	30.3	0.0%	6.9%
Mobile accesses	4,944.6	4,838.6	4,941.7	-2.1%	2.1%
Pre-Pay	2,130.2	1,975.0	1,892.4	-7.3%	-4.2%
Contract	2,814.4	2,863.6	3,049.3	1.7%	6.5%
Pay TV	137.6	129.2	135.6	-6.1%	5.0%
Final Clients Accesses	7,701.5	7,535.8	7,629.8	-2.2%	1.2%
Wholesale Accesses	108.4	131.2	144.1	21.0%	9.8%
Total Accesses	7,810.0	7,667.0	7,773.9	-1.8%	1.4%

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30 Company’s accesses for internal use included. Includes VoIP and Naked ADSL.
(2)	Retail circuits other than broadband.

	2009	2010	2011	Var 09/10	Var 10/11
TELEFÓNICA SLOVAKIA
Mobile accesses	552.9	880.4	1,164.1	59.2%	32.2%
Pre—Pay	357.2	545.9	666.1	52.8%	22.0%
Contract	195.6	334.5	498.0	71.0%	48.9%
Total Accesses	552.9	880.4	1,164.1	59.2%	32.2%

Accesses in the Czech Republic increased 1.4% in 2011 on the back of growth in mobile and fixed broadband accesses. Access growth remained strong in Slovakia, above all in the contract segment.

RESULTS (millions of euros)

				% Var 09/10		% Var 10/11
	2009	2010	2011	€	M.Local	€	M.Local
Telefónica Czech Republic (1)
Revenues	2,260	2,197	2,130	-2.8%	n.c.	-3.0%	n.c.
Service revenues	1,123	1,078	995	-4.0%	n.c.	-7.7%	n.c.
OIBDA	1,053	953	931	-9.5%	n.c.	-2.3%	n.c.
OIBDA Margin	46.6%	43.4%	43.7%	-3.2 p.p.		0.3 p.p.
Capex	245	224	229	-8.8%	n.c.	2.1%	n.c.
OpCF (OIBDA—Capex)	807	729	702	-9.7%	n.c.	-3.7%	n.c.

(1) Include Eslovaquia, except in service revenues

Revenues in the Czech Republic and Slovakia amounted to 2,130 million euros in 2011, with improvement in the second half of the year. In Slovakia, growth in the customer base led to higher revenues in 2011.

OIBDA totaled 931 million euros in 2011, affected by major efficiency initiatives, sales of non-strategic assets and wide margins in Slovakia, which resulted in a small decrease in OIBDA than in revenue in the year.

Ireland

ACCESSES (thousands of accesses)

	2009	2010	2011	Var 09/10	Var 10/11
TELEFÓNICA IRLAND
Internet and data accesses		11.2	24.2	na	ns
Broadband		11.2	24.2	na	ns
Mobile accesses	1,714.3	1,695.8	1,622.9	-1.1%	-4.3%
Pre—Pay	1,022.5	966.5	870.1	-5.5%	-10.0%
Contract	691.8	729.4	752.9	5.4%	3.2%
Total Accesses	1,714.3	1,707.1	1,647.2	-0.4%	-3.5%

In Ireland, results were hampered by an extremely adverse business environment, with a reduction in the customer base, due mostly to a smaller number of pre-pay customers as the contract customer base held steady.

RESULTS (millions of euros)

				% Var 09/10		% Var 10/11
	2009	2010	2011	€	M.Local	€	M.Local
Telefónica Irland
Revenues	905	848	723	-6.3%	-6.3%	-14.7%	-14.7%
Service revenues	842	779	677	-7.5%	-7.5%	-13.1%	-13.1%
OIBDA	302	275	206	-9.0%	-9.0%	-25.0%	-25.0%
OIBDA Margin	33.4%	32.4%	28.5%	-1.0 p.p.	-1.0 p.p.	-3.9 p.p.
Capex	63	60	61	-4.1%	-4.1%	1.4%	1.4%
OpCF (OIBDA—Capex)	239	214	145	-10.3%	-10.3%	-32.5%	-32.5%

Telefónica Ireland sustained a 14.7% fall in revenue in 2011, interconnection price cuts having a major impact on mobile service revenue. Revenue fell on the back of lower ARPU amid efforts to optimize usage.

The fall in OIBDA reflects the drop in mobile service revenues and higher commercial costs caused by increased demand for smartphones.

SERVICES AND PRODUCTS

Mobile business

Telefónica offers a wide variety of mobile and related services and products to personal and business customers. Although they vary from country to country, our principal services and products are as follows:

•	Mobile voice services: Our principal service in all of our markets is mobile voice telephony.

•	Value added services: Customers in most of the markets have access to a range of enhanced mobile calling features, including voice mail, call hold, call waiting, call forwarding and three-way calling.

•

Mobile data and Internet services: Current data services offered include Short Messaging Services, or SMS, and Multimedia Messaging Services, or MMS, which allow customers to send messages with images, photographs and sounds–. Customers may also receive selected information, such as news, sports scores and stock quotes. We also provide mobile broadband connectivity and Internet access. Through mobile Internet access, customers are able to send and receive e-mail, browse the Internet, download games, purchase goods and services in m-commerce transactions and use our other data services.

•	Wholesale services: Telefónica has signed network usage agreements with several MVNOs in different countries.

•	Corporate services: Telefónica provides business solutions, including mobile infrastructure in offices, private networking and portals for corporate customers that provide flexible online billing.

•	Roaming: Roaming agreements allow Telefónica customers to use their mobile handsets when they are outside their service territories, including on an international basis.

•	Fixed wireless. Telefónica provides fixed voice telephony services through mobile networks in Venezuela, Argentina, Peru, Mexico, Ecuador, El Salvador, Guatemala and Nicaragua.

•	Trunking and paging: In Spain and Guatemala, Telefónica provides digital mobile services for closed user groups of clients and paging services.

Fixed business

The principal services Telefónica offers in its fixed businesses in Spain, Europe and Latin America are:

•

Traditional fixed telecommunication services: principal traditional fixed telecommunication services include PSTN lines; ISDN accesses; public telephone services; local, domestic and international long distance and fixed-to-mobile communications services; corporate communications services; supplementary value added services (including call waiting, call forwarding, voice and text messaging, advanced voicemail services and conference-call facilities); video telephony; business oriented value-added services; intelligent network services; leasing and sale of handset equipment; and telephony information services.

•

Internet and broadband multimedia services: the principal Internet and broadband multimedia services include Internet service provider service; portal and network services; retail and wholesale broadband access through ADSL, naked ADSL (broadband connection without the monthly fixed line fee); narrowband switched access to Internet for universal service, and other technologies; residential-oriented value-added services (including instant messaging, concerts and video clips by streaming video, e-learning, parental control, firewall protection, anti-virus protection, content delivery and personal computer sales); television services such as Imagenio, our IPTV business, cable television and satellite television; companies-oriented value-added services, like puesto integral o puesto informático, which includes ADSL, computer and maintenance for a fixed price and VoIP services. Telefónica Spain also provides services based on Fiber to the Home (FTTH), including a new range of products and services named “FUTURA.” This line of products includes high speed Internet access (currently up to 30Mb), which allows Telefónica Spain to provide its customers with advanced IPTV services such as Multiroom (allowing clients to watch different TV channels in different rooms) and Digital Video Recording (DVR).

•

Data and business-solutions services: the data and business-solutions services principally include leased lines; virtual private network, or VPN, services; fiber optics services; the provision of hosting and application, or ASP, service, including web hosting, managed hosting, content delivery and application, and security services; outsourcing and consultancy services, including network management, or CGP; and desktop services and system integration and professional services.

Wholesale services for telecommunication operators: wholesale services for telecommunication operators principally include domestic interconnection services; international wholesale services; leased lines for other operators’ network deployment; and local loop leasing under the unbundled local loop regulation framework). It also includes bit stream services, bit stream naked, wholesale line rental accesses and leased ducts for other operators’ fiber deployment.

SHARE PRICE PERFORMANCE

The sovereign debt crisis across Europe, which led to Portugal’s bailout and Greece’s application for a second rescue, lingering doubts regarding financial stability in the rest of the European peripherals and pressure from rating agencies caused Europe’s main stock indices to retreat in 2011 (AthexComposite: -51.9%; PSI-20: -27.6%; FTSEMIB: -25.2%; EStoxx-50 -17.1%; CAC-40 -17.0%; DAX-14.7%; Ibex-35 -13.1% and FTSE-100 -5.6%).

Shaping market performance in 2011 was the sovereign debt crisis, especially in southern Europe. For instance, Spain’s benchmark 10-year bond ending 2011 yielding 5.1% (5.5% at the end of 2010), leaving the spread with the German bund at 325.9 basis points (248.9bp at the end of 2010). Portugal’s bond spread at the year-end stood at 1,153.3bp (compared to 363.8 bp at the end of 2010), Italy’s at 528bp (compared to 185.1bp) and Greece’s at 3,313.5bp (compared to 950.9bp).

Telefónica’s share price closed 2011 down 21.1% at 13.39 euros per share. It underperformed its European sector benchmark index by 6.2%, mostly due to macroeconomic risk in Spain given the country’s high exposure to southern Europe, and to Vodafone’s 7.9% gain given it large index weight. Europe’s other main operators also ended the year in the end, with France Telecom down by 22.2%, KPN by 15.3%, Telecom Italia by 14.6% and Deutsche Telekom by 8.2%. Telefónica’s total return, however, was only 12.1% lower including the dividends paid in 2011 (0.75 euros per share on May 6, 2011 and 0.77 euros per share on November 7, 2011).

At the end of 2011, Telefónica was the world’s seventh largest telecommunications company by market cap (61,089 million euros) and 65th largest companies in the world of any kind.

Daily trading volume in Telefónica shares on Spain’s continuous market was 56.4 million shares in 2011 (59.8 million shares in 2010).

RESEARCH, DEVELOPMENT AND INNOVATION

Telefónica remains firmly committed to technological innovation as an essential tool for achieving competitive advantages, anticipating market trends and differentiating its products. By introducing new technologies and developing new products and business processes, we seek to become a more effective, efficient and customer-oriented Group.

Telefónica has developed an open innovation model for the management of technological innovation to boost the application of technical research in the development of new commercial products and services. Telefónica focuses on certain applied research and development (R&D) priorities that are aligned with its strategy. Open innovation initiatives driving this model include the creation of a venture capital fund and involvement in business collaboration forums, among others. The model also uses the knowledge developed at technology centers, universities and start-ups, among other sources, and encourages innovation in conjunction with other agents (e.g. customers, universities, public administrations, suppliers, content providers and other companies), making they “technological partners.” Telefónica believes it cannot rely solely on acquired technology to differentiate its products from those of its competitors and to improve its market positioning. It is also important to encourage R&D initiatives in an effort to achieve this differentiation and make inroads in other innovation activities. The Group’s R&D policy is geared towards:

•	developing new products and services in order to win market share;

•	boosting customer loyalty;

•	driving revenue growth;

•	enhancing innovation management;

•	improving business practices;

•	increasing the quality of infrastructure services to improve customer service and reduce costs;

•	promoting global products;

•	supporting open innovation; and

•	creating value from the technology generated.

In 2011, the technological innovation projects undertaken focused on sustainable innovation, process efficiency, creation of new revenue streams, customer satisfaction, consolidation of operations in new markets and technological leadership.

Technical innovation activities are a key part of Telefónica strategy of creating value through broadband communications and services, the IP network, wireless networks and new generation networks (fiber optic).

In 2011, projects were undertaken to promote greater access to information technology, new services focused on new internet business models, advanced user interfaces, mobile television and other broadband services. These initiatives, among others, were undertaken based on our objective of rapidly identifying emerging technologies that could have a relevant impact on our businesses and pilot testing these technologies in new services, applications and platform prototypes.

Most of our R&D activities are carried out by Telefónica Investigación y Desarrollo, S.A.U., (Telefónica I+D), a wholly owned subsidiary, which works mainly for the lines of business. In its operations, Telefónica I+D receives the assistance of other companies and universities. Telefónica I+D’s mission is centered on enhancing the Company’s competitive positioning by leveraging technological innovation and product development. Telefónica I+D undertakes experimental and applied research and new product development with the overriding goal of broadening the range of services offered and reducing operating costs. It also provides technical assistance to the Group’s operations in Latin America and Europe.

Telefónica I+D’s technological innovation activities focus on certain areas:

•	Natural P2P communication of the future, using the Internet, Web 2.0 and smartphones

•	Video and multimedia services (combining text, audio, images and video) offering a user experience in all connected devices.

•	Advanced solutions in emerging ITC business such as e-health, and remote patient support or monitoring.

•	M2M (machine-to-machine) service management associated with energy efficiency and mobility.

•	Cloud computing, which makes intensive use of resources available on the Web to develop, publish, commercialize and distribute applications.

•

Making use of user communication profiles to uncover opportunities to operate different products and business models (marketing campaigns, target marketing, contextual services, churn reduction, cross-selling, etc.)

•

Network and architecture services as a new global infrastructure shared by all business lines to cut operating and maintenance costs, on which the Group can roll out new services and provide greater capacity amid increasing demand for mobile data, video content and the shift from people-based Internet to an object-based Internet.

At December 31, 2011, Telefónica I+D had 653 employees and collaborated with skilled professionals from over 80 companies and more than 50 universities.

Research and development costs at Telefónica amounted 983 million euros and 797 million euros in 2011 and 2010, respectively, representing 1.6% and 1.3% of consolidated revenue, respectively. These figures were calculated using guidelines of the Organisation for Economic Co-operation and Development (OECD). Using these and other guidelines, there are R&D costs that, due to the length of projects and/or accounting classifications, are not included in their entirety in the consolidated statement of financial position.

Telefónica registered 95 patents in 2011, of which 57 were registered with the Spanish patent office and 38 with patent offices in the European Union, the US and with other international patent offices.

FINANCING

The main financing transactions carried out in the bond market in 2011 are as follows:

•

Telefónica Emisiones, S.A.U., under its European Medium Term Note (“EMTN”) guaranteed by Telefónica, S.A., issued debt instruments for an aggregate amount of 2,370 million euros, with the following features:

Issue date	Maturity date	Principal amount	Issue currency	Coupon
02/07/11	02/07/17	1,200,000,000	EUR	4.750%
03/21/11	02/07/17	100,000,000	EUR	4.750%
11/03/11	02/03/16	1,000,000,000	EUR	4.967%
11/04/11	11/04/16	7,000,000,000	JPY	2.8247%

•

Telefónica Emisiones, S.A.U., under its debt issue program registered with the United States Securities Exchange Commission (SEC), guaranteed by Telefónica, S.A., issued debt instruments for an aggregate amount of 2,750 million US dollars (equivalent to approximately 2,125 million euros), with the following features:

Issue date	Maturity date	Principal amount	Issue currency	Coupon
02/16/11	02/16/16	1,250,000,000	USD	3.992%
02/16/11	02/16/21	1,500,000,000	USD	5.462%

The main financing transactions carried out in the banking market in 2011 are the following:

•

On May 3, 2011, Telefónica, S.A. entered into a long-term line of credit facility for an aggregate amount of 376 million US dollars at a fixed rate with the guarantee of the Finnish Export Credits Guarantee Board (Finnvera). This credit facility is divided into four tranches: a tranche of 94 US dollars maturing on January 30, 2020, another of 90 million US dollars maturing on July 30, 2020, a third of 94 million US dollars maturing on January 30, 2021, and a fourth of 98 million US dollars maturing on July 30, 2021. At December 31, 2011, none of this credit had been drawn down.

•

On May 12, 2011 Telefónica, S.A. signed an amendment to the syndicated loan agreement entered into on July 28, 2010 whereby it was agreed that, in exchange for the additional payment of certain fees and an upward adjustment to applicable interest rates, of the 5,000 million euros that would initially mature in July 2013, 2,000 million euros would be extended for another year, i.e. until July 2014, and another 2,000 million for a further three years, i.e. until July 2016. At December 31, 2011, this line of credit had been drawn down by 8,000 million euros (6,000 million euros at December 31, 2010).

TRANSACTIONS WITH TREASURY SHARES

At December 31, 2011, 2010 and 2009, Telefónica Group companies held the following shares in the Telefónica, S.A. parent company:

	No. of shares	Euros per share		Market value Millions of euros	%
		Acquisition price	Trading price
Treasury shares at 31/12/11	84,209,364	15.68	13.39	1,127	1.84508%
Treasury shares at 12/31/10	55,204,942	17.01	16.97	937	1.20957%
Treasury shares at 12/31/09	6,329,530	16.81	19.52	124	0.13868%

Telefónica, S.A. directly owns all treasury shares in the Group, except 1 share that is held by Telefónica Móviles Argentina, S.A. (16,896 treasury shares held by Telefónica Móviles Argentina, S.A. at December 31, 2010).

In 2009, 2010 and 2011, the following transactions involving treasury shares were carried out:

No. of shares
Treasury shares at 12/31/08	125,561,011

Acquisitions	65,809,222
Exchange of Telefónica, S.A. shares for China Unicom shares	(40,730,735)
Employee share option plan	(3,309,968)
Share cancellation	(141,000,000)

Treasury shares at 12/31/09	6,329,530

Acquisitions	52,650,000
Disposals	(810,151)
Employee share option plan	(2,964,437)

Treasury shares at 12/31/10	55,204,942

Acquisitions	55,979,952
Disposals	(24,075,341)
Employee share option plan	(2,900,189)

Treasury shares at 12/31/11	84,209,364

The amount paid to acquire treasury shares in 2011 was 822 million euros (897 million euros and 1,005 million euros in 2010 and 2009, respectively).

Treasury shares sold in 2011 and 2010 amounted to 445 million euros and 14 million euros, respectively. The amount in 2011 included 371 million euros related to the strategic alliance with China Unicom (see Note 2).

Following the end of the third phase of the Performance Share Plan (see Note 20), a total of 2,446,104 treasury shares were added, corresponding to two derivative financial instruments arranged by the Company to meet its obligations to deliver treasury shares to managers and executives. A net 2,900,189 shares (33 million euros) was finally delivered.

At the date of authorization for issue of these consolidated financial statements, Telefónica held 234 million call options on treasury shares subject to physical settlement (options on 190 million, 160 million and 150 million treasury shares at December 31, 2011, 2010 and 2009, respectively).

The Company also has a derivative financial instrument on approximately 26 million Telefónica shares, subject to net settlement, recognized under “Current interest-bearing debt” of the accompanying consolidated statement of financial position.

RISKS AND UNCERTAINTIES FACING THE COMPANY

The Telefónica Group’s business is conditioned by a series of intrinsic risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The risks described below are the most significant:

Group related risks

• Country risk (investments in Latin America). At December 31, 2011, approximately 48.5% of the Group’s assets were located in Latin America. In addition, approximately 46.5% of its revenues from operations for 2011 were derived from its Latin American operations. At December 31, 2011 approximately 54.5% of its assets and 49.0% of the income from the Latin American segment were derived from its Brazil transactions. The Telefónica business is especially sensitive to any of the risks related to Latin America described in this section, particularly if they affect or arise in Brazil.

The Group’s investments and operations in Latin America could be affected by a series of risks related to economic, political and social factors in these countries, collectively denominated “country risk,” including risks related to the following:

•

government regulation or administrative polices, as well as the terms of licenses and concessions under which the Telefónica Group operates, may change unexpectedly and negatively affect the economic conditions or business environment in which it operates, and, therefore, our interests in such countries;

•	inflation may rise, currencies may be devalued or may depreciate or currency restrictions and other restraints on transfer of funds may be imposed;

•	governments may expropriate or nationalize assets or increase their participation in the economy and companies;

•	economic downturns, political instability and civil disturbances may negatively affect the Telefónica Group’s operations in such countries.

• Foreign currency and interest rate risk. The Telefónica Group’s business is exposed to various types of market risks, above all the impact of changes in interest rates or foreign currency exchange-rates.

The Telefónica Group uses a variety of strategies to manage this risk, mainly through the use of financial derivatives, which themselves are also exposed to risk. These risk management strategies may not achieve the desired effect, while these hedges are exposed to counterparty risk.

• Dependence on external sources of financing. The performance, expansion and improvement of networks, the development and distribution of the Telefónica Group’s services and products, as well as the development and implementation of new technologies or the renewal of licenses require a substantial amount of financing.

The performance of the financial markets in terms of liquidity, cost of credit, access and volatility, continues to be overshadowed by persisting uncertainty regarding certain factors such as the pace of the economic recovery, the health of the international banking system or the increasing concerns regarding the burgeoning deficits of some European countries. Worsening conditions in international financial markets due to any of these factors may make it more difficult and expensive for the Telefónica Group to refinance its debt –at December 31, 2011, average net debt maturing in the next six years is approximately 6,850 million euros per year- or take on additional debt if necessary.

In addition, the capacity to raise capital in the international capital markets would be impaired in terms of access and cost if Telefónica’s credit ratings were downgraded. Nonetheless, after the downgrade to the long-term credit rating, funds were raised in the capital markets through Telefónica Emisiones, S.A.U. in 2011 for an aggregate amount of 4,495 million euros. In February 2012, it tapped the European market with a 1,500 million euro issue of bonds maturing February 21, 2018 with an annual coupon of 4.797%.

Moreover, market conditions could make it harder to renew existing undrawn bilateral credit lines, 24% of which, at December 31, 2011, initially mature prior to December 31, 2012. Finally, the current financial situation could make it more difficult and costly for our shareholders to raise funds.

Risks related to our industry

• Current global economic situation. The Telefónica Group’s business is impacted by general economic conditions in each of the countries in which it operates. The uncertainty about whether the economic recovery will continue may negatively affect the level of demand of existing and prospective customers, as customers may no longer deem critical the services offered by the Group. The main macroeconomic factors that could have an adverse impact on consumption and, accordingly, demand for our services and the Telefónica Group’s results include the dearth of credit as banks adjust their balance sheets, trends in the labor market, further erosion of consumer confidence, with an immediate increase in saving rates, or needs for greater fiscal adjustment, which would undermine household income levels. This risk is high in Europe, but basically negligible in the rest of the countries where the Telefónica Group operates.

Similarly, the sovereign debt crisis in certain Euro Area countries and rating downgrades in some of these should be taken into account. Any further deterioration in sovereign debt markets or greater restrictions on credit in the banking sector could have an adverse impact on Telefónica’s ability to raise finance and/or obtain liquidity. This could have an adverse impact on the Group’s businesses, financial position, results or cash flow.

In addition, there could be other possible follow-on effects from the economic crisis on the Group’s business, including insolvency of key customers or suppliers.

• Highly regulated markets. As a multinational telecommunications company that operates in regulated markets, the Telefónica Group is subject to different laws and regulations in each of the jurisdictions in which it provides services and in which supranational (e.g. the European Union), national, state, regional local authorities intervene to varying degrees and as appropriate. This regulation is strict in the countries in which the Company holds a dominant position.

In Europe, wholesale mobile network termination rates came down in 2011. There were considerable reductions in many of the countries where the Group operates, notably in the UK (with a final reduction scheduled for 2015 and a decrease in prices compared to the end of 2010 of over 83%) and Germany (cuts of over 50% since December 2010). In Spain, in December 2011, the regulator (CMT) launched a public consultation on mobile network call termination rates, proposing a reduction of between 75% and 80%.

Other services with regulated prices include SMS and call roaming. In this case, a declining scale for maximum wholesale and retail prices is in place, with Telefónica already having been forced to cut the maximum prices of voice calls, text messages and wholesale roaming prices by 2012 by 11.43%, 36.36% and 60%, respectively, from those in force in mid 2011. In July, the European Commission released a proposal for a review of the Roaming Regulation aimed at achieving a long-term solution. According to this proposal, from July 2014, mobile operators would be forced to separate the sale of roaming services from their domestic services. This would allow users to choose a different operator for calls made in other Member States. The proposal includes a transitional period during which the current maximum prices would be applied until the structural measure is implemented. Retail data roaming prices would also include new caps.

Finally, regarding net neutrality, the Commission released a report on net neutrality in which it maintains the non-regulatory alternative. It did, however, pose the need to know and supervise operators’ traffic management practices. Moreover, the Commission turned to BEREC to draft a set of guidelines for transparency and minimum quality of service standards.

Nevertheless, regulators could also adopt at any time measures or additional requirements to reduce roaming prices and fixed and/or mobile termination rates, and force Telefónica to provide third-party access to its networks.

Moreover, in Latin America there is a move to review –and reduce- mobile network termination prices. For instance, reductions have been approved in Mexico and Chile of 61% and 60%, respectively. In Brazil, in October 2011, the regulator (Anatel) approved the regulation fixed-mobile rate adjustment regulation, which entails a gradual reduction of these rates by applying a CPI- factor. This reduction factor is 18% in 2012, 12% in 2013 and 10% in 2014. The absolute decrease in public rates must be passed on to mobile interconnection rates (VU-M). In addition, there is a trend toward reductions in termination rates in Peru, Venezuela and Colombia.

Meanwhile, the regulatory landscape in Europe has changed as a consequence of the approval in 2009 of the European Union’s common regulatory framework, which had to be transposed into national law by Member States by May 2011. However, as of the date of preparation of this document, of the countries in which the Telefónica Group operates, Spain and Germany had yet to transpose this community law. The regulatory principles established suggest that the new frameworks in each Member State could result in increased regulatory pressure on the local competitive environment. This framework supports the possibility of national regulators, in specific cases and under exceptional conditions, establishing the functional separation between the wholesale and retail businesses of operators with significant market power and vertically integrated operators, whereby they would be required to offer equal wholesale terms to third-party operators that acquire these products.

The recommendation on the application of the European regulatory policy to next-generation broadband networks drawn up by the European Commission could play a key role in the incentives for operators to invest in net fixed broadband networks in the short and medium term, thus affecting the outlook for the business and competition in this market segment. The European Commission is currently recording the respective recommendations on cost accounting and non-discrimination which could apply more regulatory pressure to fixed operators.

Meanwhile, as the Group provides most of its services under licenses, authorizations or concessions, it is vulnerable to economic fines for serious breaches and, ultimately, revocation or failure to renew these licenses, authorizations or concessions or the granting of new licenses to competitors for the provisions of services in a specific market.

The Telefónica Group pursues their renewal to the extent provided by the contractual conditions, though it cannot guarantee that it will always complete this process successfully or under the most beneficial terms for the Group. In many cases it must satisfy certain obligations, including, among others, minimum specified quality standards, service and coverage conditions and capital investment. Failure to comply with these obligations could result in the imposition of fines or even revocation or forfeiture of the license, authorization or concession.

In addition, since the Telefónica Group holds a leading market share in many of the countries where it operates, the Group could be affected by regulatory actions of antitrust or competition authorities. These authorities could prohibit certain actions, such as making further acquisitions or continuing to engage in particular practices or impose fines or other penalties on the Company, which, if significant, could result in loss of market share and/or in harm to future growth of certain businesses.

• Highly competitive markets and markets subject to constant technological development. The Telefónica Group operates in markets that are highly competitive and subject to constant technological development. Therefore, it is subject to the effects of actions by competitors in these markets and its ability to anticipate and adapt to constant technological changes taking place in the industry.

To compete effectively with these competitors, the Telefónica Group needs to successfully market its products and services and respond to both commercial actions by competitors and other competitive factors affecting these markets, anticipating and adapting promptly to technological changes, changes in consumer preferences and general economic, political and social conditions. Failure to do so appropriately could have an adverse impact on the Telefónica Group’s financial position, operating results and cash flow.

New products and technologies arise constantly, while the development of existing products and technologies can render obsolete the products and services the Telefónica Group offers and the technology it uses. This can force Telefónica to investment in the development of new products, technology and services so it can continue to complete effectively with current or future competitors. This can reduce the revenue margins it obtains. In this respect, margins from traditional voice and data business are shrinking, while new sources of revenues are arising from mobile internet.

One technology that telecommunications operators, including Telefónica (in Spain and Latin America), are focused on is the new FTTx-type network, which offers broadband access using optical fiber with superior services, e.g. internet speed of up to 100mb or HD television services. However, heft investment is required to deploy these networks, which entails fully or partially substituting the copper of the access to with fiber optics. As things stand now, scant demand for the capabilities offered by these new networks to end users could make it difficult to quantify the return on investment and justify the high investment.

In addition, many of these network upgrade tasks and the ability to offer new products or services is not entirely under the Telefónica Group’s control and could be constrained by applicable regulation.

• Limitations on spectrum capacity could be costly and curtail growth. Telefónica’s mobile operations in a number of countries may rely on the availability of spectrum. The Company’s failure to obtain sufficient or appropriate capacity and spectrum coverage, and assume the related costs of obtaining this capacity, could have an adverse impact on the quality of services and on the Company’s ability to provide new services, potential adversely affecting the Group’s financial position and results of operations.

Specifically, in Germany, the regulator launched a public consultation to identify demand for spectrum in the 900 MHz and 1800 MHz frequencies from 2017. A decision in this respect is expected for 2013. Regarding the allocation of new spectrum and the related costs, in 2011, additional spectrum was awarded in Spain covering all bands attributed to mobile services for a total costs for all blocks of approximately 842 million euros.

• Supplier failures. As a mobile and fixed telephony operator and provider of telecommunications services and products, the Telefónica Group, like other companies in the industry, depends upon a small number of major suppliers for essential products and services, mainly network infrastructure and mobile handsets. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements.

If these suppliers fail to deliver products and services to the Telefónica Group on a timely basis, it could jeopardize network deployment and expansion plans, which in some cases could adversely affect the Telefónica Group’s ability to satisfy its license terms and requirements or have an adverse impact on the Telefónica Group’s businesses and the results of its operations.

• Risks associated with unforeseen network interruptions. Unanticipated network interruptions as a result of system failures whether accidental or otherwise, including due to network, hardware or software failures, which affect the quality of or cause an interruption in the Telefónica Group’s service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, fines or other types of measures imposed by regulatory authorities and could harm the Telefónica Group’s reputation.

Telefónica attempts to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and building security. However, these measures are not always effective. Although the Telefónica Group carries business interruption insurance, its insurance policy may not provide coverage in amounts sufficient to compensate for potential losses.

• Electromagnetic radio emissions and possible health risks. Currently, there is significant public concern regarding alleged potential effects of electromagnetic fields, emitted by mobile telephones and base stations, on human health.

This social concern has caused certain governments and administrations to take measures that have hindered the deployment of the infrastructures necessary to ensure quality of service and affected the deployment criteria of new networks.

In May 2011, the specialized body of the World Health Organization in research on cancer (IARC) recently classified electromagnetic fields of mobile telephony as “possibly carcinogenic,” a classification which also includes products such as coffee and pickled foods. The World Health Organization subsequently indicated, in its fact sheet no. 193 published in June 2011, that to date it cannot be confirmed that the use of a mobile telephone has adverse effects on health, although it was announced that in 2012 a formal assessment of this risk will be conducted, taking into account all scientific evidence available.

Regardless of the scientific evidence that may be obtained and even though the Telefónica Group has considered these risks and has a action plan of the various countries in which it provides services to assure compliance of codes of good practices and relevant regulations, this concern, which may affect the capacity to capture or retain customers or may discourage the use of the mobile telephone, should not be ruled out.

The adoption of new measures by governments or administrations or other regulatory interventions in this respect that may also arise in the future may adversely affect the Group’s business, financial position, results and cash flow.

• Risk of asset impairment. The Telefónica Group reviews on an annual basis, or more frequently where the circumstances require, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future cash flows expected, including, in some cases synergies included in acquisition cost. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to the estimates made and recognize impairment losses in goodwill, intangible assets or fixed assets. Though the recognition of impairments of items of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the Telefónica Group’s operating results. In this respect, the Telefónica Group has taken impairment losses on certain of its investments, affecting the results of the year when they were made. In 2011, an impairment loss was recognized on the stake in Telco, S.p.A. which, coupled with the impact of the recovery of part of the operational synergies considered in the investment and the contribution to profit for the year, resulted in a negative impact of 620 million euros.

Other risks

• Litigation and other legal proceedings. Telefónica and Telefónica Group companies are party to lawsuits and other legal proceedings in the ordinary course of their businesses, the financial outcome of which is unpredictable. An adverse outcome in, or any settlement of, these or other proceedings could result in significant costs and may have a material adverse effect on the Telefónica Group’s business, financial position, results of operations and cash flow.

TREND EVOLUTION

We are an integrated diversified telecommunications group that offers a wide range of services, mainly in Spain, Europe, and Latin America. Our activity is based upon providing fixed and mobile services, Internet and data, pay TV and value added services, among others. Our operations in 25 countries, managed through a regional organization geared towards certain businesses in global units, enable us to leverage our strong local positioning, as well as the advantages afforded by our scale, two features that have been reinforced by the opportunities arising from our holdings in and strategic alliances with China Unicom and Telecom Italia.

As a multinational telecommunications company that operates in regulated markets, we are subject to different laws and regulations in each of the jurisdictions in which we provide services. We can expect the regulatory landscape to continue to change in Europe as a consequence of the revised regulations resulting from the implementation of the review of the common regulatory framework currently in place in the European Union. In addition, we may also face pressure from regulatory initiatives in some European countries regarding tariffs, the reform of rights of spectrum use and allocation, issues related to the quality of service, and the regulatory treatment of new broadband infrastructure deployments.

We face intense competition in most of our markets, and we are therefore subject to the effects of actions taken by our competitors. The intensity of the competition may deepen, which could have an impact on tariff structures, consumption, market share and commercial activity and negatively affect the number of customers, revenues and profitability.

However, we are in a strong competitive position in most of the markets where we operate, Sin embargo, enabling us to continue taking advantage of the growth opportunities that arise in these markets, such as by boosting both fixed and mobile broadband services and by furthering the development of services beyond connectivity, information technology services and related businesses. In this respect, Telefónica seeks to lead the industry by anticipating trends in the new digital environment.

As a result, Telefónica embarked on a restructuring in September 2011 with the aim of reinforcing its growth story, actively participating in the digital world and capturing the most of the opportunities afforded by its scale and industrial alliances. This new organization gave rise to two cross-cutting areas, Telefónica Digital and Telefónica Global Resources, in addition to the Telefónica Europe and Telefónica Latin America segments. This structure should bolster Telefónica’s place in the digital world, enabling it to tap any growth opportunities arising in this environment, drive innovation, strengthen the product and services portfolio and maximize the advantages afforded by its global customer bases in an increasingly connected world. In addition, the creation of a Global Resources operating unit ensures the profitability and sustainability of the business by leveraging economies of scale and driving Telefónica’s transformation into a fully global company. Telefónica Europe’s and Telefónica Latin America’s objective is to shore up the results of the business and generate sustainable growth through available capacity, backed by the Global Corporation.

In Spain, following the commercial positioning carried out at the end of 2011, Telefónica will continue to intensify its commercial commitment to offering quality services, increasing the effectiveness of its sales channels and further improving the quality and features of its networks to increase customer satisfaction through targeted commercial offerings that ensure the best response to their communications’ needs. In this respect, we will continue to boost innovation to offer the best products and services, drive the mobile and fixed broadband growth and bundling services to provide the best integrated communications solution in the market. Efficiency will continue to play a very important role in all areas of management, both in commercial and operational areas, including systems, networks and processes. We will focus on our customers and their satisfaction, while continuing to remain committed to ensuring T. Spain remains the best place to work.

In Latin America, our strategy is based on a regional model that captures growth and efficiency of scale without losing sight of the local management of the client. The mobile business will continue to play a fundamental role as an engine of regional growth. That is why we will continue to improve the capacity and coverage of our networks, adapting our distribution channel to enhance the quality of our offerings both in voice and data in order to keep and attract high-value customers. Regarding the fixed telephony business, we will encourage the increase of broadband speed and expand the supply of bundled services. Meanwhile, we will further advance efficiency, in operational and commercial terms, and attempt to achieve further synergies by implementing global, regional and local projects.

In Europe, customers will remain at the center of our strategy and management priorities in the region in order to guarantee a high level of customer satisfaction with our services. With the objective of offering our customers the best value, we will boost the mobile and fixed broadband services, adding new products and services to our current services. In such a competitive market such as presently prevails, we will dedicate our efforts on reinforcing our market positioning. Another objective in coming years is to improve operating efficiency, for which we will roll out several local and regional initiatives, with the support of Telefónica Global Resources.

In summary, in the context of intense competition and regulatory pressure on pricing, Telefónica will continue strengthening its business model to make it more efficient and capture the synergies arising from the integrated approach of businesses, processes and technologies, while focusing even more on the client.

EVENTS AFTER THE REPORTING PERIOD

The following events regarding the Telefónica Group took place between December 31, 2011 and the date of authorization for issue of the accompanying consolidated financial statements:

Financing

•

On January 5, 2012, Telefónica Europe, B.V. arranged financing guaranteed by Telefónica, S.A. with China Development Bank (CDB) for an aggregate amount of 375 million US dollars (equivalent to approximately 290 million euros) at a floating rate and maturing in 2022. This financing was paid on February 15, 2012.

•	On January 21, 2012, MMO2, Plc repaid at maturity the bonds issued on January 25, 2002, for an aggregate amount of 375 pounds sterling (equivalent to approximately 481 million euros).

•

On February 7, 2012, Telefónica Emisiones, S.A.U., as part of the European medium-term notes program (“EMTN”) registered with the Financial Services Authority (FSA) in London and updated on June 20, 2011, extended the issue of bonds made on February 7, 2011 for an initial aggregate amount of 1,200 million euros maturing on February 7, 2017, by 120 million euros. These bonds are guaranteed by Telefónica, S.A.

•

On February 21, 2012, Telefónica Emisiones, S.A.U., as part of the European medium-term notes program (“EMTN”) registered with the Financial Services Authority (FSA) in London and updated on June 20, 2011, issue bonds for an aggregate amount of 1,500 million euros maturing on February 21, 2018. These bonds are guaranteed by Telefónica, S.A.

Sale of Telefónica’s stake in Hispasat, S.A.

On February 21, 2012, Telefónica de Contenidos, S.A.U., a wholly owned company by Telefónica, S.A., reached an agreement to sell its 13.23% stake in Hispasat, S.A. to Abertis Telecom, S.A. for 124 million euros in cash, which it will receive when the transaction is closed. Closing of the transaction is subject, inter alia, to approval by the Spanish Cabinet.

ANNUAL CORPORATE GOVERNANCE REPORT

LISTED LIMITED COMPANIES

ISSUER’S PARTICULARS

YEAR ENDED: 31-12-2011

COMPANY TAX ID NO. (CIF): A-28015865

Corporate name: TELEFÓNICA, S.A.

ANNUAL CORPORATE GOVERNANCE REPORT FOR LISTED LIMITED COMPANIES

For a better understanding of this model report and how to fill it out, and its subsequent preparation, please read the instructions provided at the end.

A	OWNERSHIP STRUCTURE

A.1	Complete the following table on the company’s share capital:

Date of last modification	Share capital (€)	Number of shares	Number of voting rights
28-12-2009	4,563,996,485.00	4,563,996,485	4,563,996,485

Indicate whether different types of shares exist with different associated rights:

No

A.2	List the direct and indirect holders of significant ownership interests in your organization at year-end, excluding directors:

Name or corporate name of shareholder	Number of direct voting rights	Number of indirect voting rights (*)	% of total voting rights
Banco Bilbao Vizcaya Argentaria, S.A.	257,947,943	269,194	5.658
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	0	246,898,917	5.410
Blackrock, Inc.	0	177,257,649	3.884

Name or corporate name of indirect shareholder	Through: name or corporate name of direct shareholder	Number of direct voting rights	% of total voting rights
Banco Bilbao Vizcaya Argentaria, S.A.	BBVA Broker Correduria de Seguros y Reaseguros, S.A.	12,000	0.000
Banco Bilbao Vizcaya Argentaria, S.A.	BBVA Seguros, S.A. de Seguros y Reaseguros	257,194	0.006
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Caixabank, S.A.	246,855,309	5.409
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	VidaCaixa, S.A. de Seguros y Reaseguros	43,608	0.001
Blackrock, Inc.	Blackrock Investment Management (UK)	177,257,649	3.884

Indicate the most significant movements in the shareholder structure during the year.

A.3	Complete the following tables on company directors holding voting rights through company shares.

Name or corporate name of director	Number of direct voting rights	Number of indirect voting rights (*)	% of total voting rights
Mr. César Alierta Izuel	4,228,033	78,000	0.094
Mr. Isidro Fainé Casas	495,827	0	0.011
Mr. José María Abril Pérez	92,160	98,609	0.004
Mr. Julio Linares López	408,128	1,840	0.009
Mr. Alfonso Ferrari Herrero	571,364	18,999	0.013
Mr. Antonio Massanell Lavilla	2,286	0	0.000
Mr. Carlos Colomer Casellas	16,664	63,190	0.002
Mr. David Arculus	10,500	0	0.000

Name or corporate name of director	Number of direct voting rights	Number of indirect voting rights (*)	% of total voting rights
Mr. Francisco Javier de Paz Mancho	53,852	0	0.001
Mr. Gonzalo Hinojosa Fernández de Angulo	85,476	436,000	0.011
Mr. Ignacio Moreno Martínez	12,387	0	0.000
Mr. José Fernando de Almansa Moreno-Barreda	19,349	0	0.000
Mr. José María Álvarez-Pallete López	317,297	0	0.007
Mr. Luiz Fernando Furlán	10,100	0	0.000
Ms. María Eva Castillo Sanz	94,600	0	0.002
Mr. Pablo Isla Álvarez de Tejera	8,601	0	0.000
Mr. Peter Erskine	69,259	0	0.002

% of total voting rights held by the Board of Directors			0.158

Complete the following tables on share options held by directors.

Name or corporate name of director	Number of direct share options	Number of indirect share options	Equivalent number of shares	% of total voting rights
Mr. César Alierta Izuel	344,613	0	344,613	0.008
Mr. César Alierta Izuel 2	100,000	0	10,000,000	0.002
Mr. César Alierta Izuel 3	249,917	0	390,496	0.005
Mr. Julio Linares López	258,460	0	258,460	0.006

Name or corporate name of director	Number of direct share options	Number of indirect share options	Equivalent number of shares	% of total voting rights
Mr. Julio Linares López 2	149,950	0	234,298	0.003
Mr. Carlos Colomer Casellas	63,508	0	0	0.001
Mr. José María Álvarez-Pallete López	156,642	0	156,642	0.003
Mr. José María Álvarez-Pallete López 2	79,519	0	124,249	0.002

A.4

Indicate, as applicable, any family, commercial, contractual or corporate relationships between owners of significant shareholdings, insofar as these are known by the company, unless they are insignificant or arise from ordinary trading or exchange activities.

A.5

Indicate, as applicable, any commercial, contractual or corporate relationships between owners of significant shareholdings, and the company and/or its group, unless they are insignificant or arise from ordinary trading or exchange activities.

Type of relationship:

Corporate

Brief description:

Joint shareholding with Telefónica Móviles España, S.A.U. in Mobipay España, S.A.

Name or company name of related party

Banco Bilbao Vizcaya Argentaria, S.A.

A.6

Indicate whether any shareholders’ agreements have been notified to the company pursuant to article 112 of the Securities’ Market Act (Ley del Mercado de Valores). Provide a brief description and list the shareholders bound by the agreement, as applicable.

Yes

% of share capital affected:

0.87

Brief description of the agreement:

In accordance with the provisions of article 112, section 2 of the Securities Market Act 24/1988, of July 28 (currently replaced by article 531 section 1 of the revised text of the Corporate Enterprises Act approved by Royal Legislative decree 1/2010, of 2 July), on 22 October 2009, the Company notified the Spanish Securities Commission in writing that on September 6, 2009 it had entered into a mutual share exchange agreement between Telefónica and China Unicom (Hong Kong) Limited, whose clauses 8.3 and 9.2 are considered a shareholder agreement as per article 530 of the Corporate Enterprises Act. By virtue of these clauses, Telefónica may not, while the strategic alliance agreement is in force, offer, issue or sell a significant number of its shares or any convertible security or security that confers the right to subscribe or acquire a significant number of shares of Telefónica, S.A. to any of the main competitors of China Unicom (Hong Kong) Limited. In addition, China Unicom (Hong Kong) Limited undertook not to sell, use or transfer, directly or indirectly, for a period of one year its share in Telefónica’s voting share capital (excluding intragroup transfers). This undertaking is without effect, the aforementioned period of one year having expired.

At the same time, both parties also assumed similar obligations with respect to the share capital of China Unicom (Hong Kong) Limited.

This mutual share exchange agreement, which includes the shareholder agreement, was filed with the Madrid Mercantile Registry on November 24, 2009.

Members of the shareholders’ agreement:

China Unicom (Hong Kong) Limited

Telefónica, S.A.

Indicate whether the company is aware of the existence of any concerted actions among its shareholders. Give a brief description as applicable.

No

Expressly indicate any amendments to or termination of such agreements or concerted actions during the year.

Expanding on the existing strategic partnership, on January 23, 2011, Telefónica, S.A. and China Unicom (Hong Kong) Limited (“China Unicom”) signed an extension to their Strategic Partnership Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. Telefónica agreed to acquire through its subsidiary Telefónica Internacional, S.A.U. a number of China Unicom shares to the value of 500 million US dollars from third parties, within nine months from the agreement date. In recognition of China Unicom’s stake in Telefónica, the latter commits to proposing the appointment of a board member nominated by China Unicom in the next General Shareholders’ Meeting, in accordance with prevailing legislation and the Company’s Bylaws. The General Shareholders’ Meeting held on 18 May 2011 duly approved the appointment of China Unicom’s nominee, Mr. Chang Xiaobing, as member of the Board of Directors.

China Unicom completed the acquisition of Telefónica shares on January 28, 2011, giving it ownership of 1.37% of the Company’s capital.

The Telefónica Group purchased China Unicom shares during 2011 to the amount of 358 million euros. At 31 December 2011 the Telefónica Group held a 9.57% stake in the company.

A.7

Indicate whether any individuals or bodies corporate currently exercise control or could exercise control over the company in accordance with article 4 of the Spanish Securities’ Market Act. If so, identify.

No

A.8	Complete the following tables on the company’s treasury shares.

At year-end:

Number of shares held directly	Number of shares held indirectly (*)	% of total share capital
84,209,363	1	1.845

(*) Through:

Name or corporate name of direct shareholder	Number of shares held directly
Telefónica Móviles Argentina, S.A.	1

Total:	1

Give details of any significant changes during the year, in accordance with Royal Decree 1362/2007.

Date of notification	Total number of direct shares acquired	Total number of indirect shares acquired	% of total share capital
06/07/2011	46,623,681	164,444	1.016

Gain/(loss) on treasury shares sold during the year (thousands of euros)			3,473

A.9

Give details of the applicable conditions and time periods governing any resolutions of the General Shareholders’ Meeting authorizing the Board of Directors to purchase and/or transfer the treasury shares.

At the General Shareholders’ Meeting of Telefónica of June 2, 2010, shareholders renewed the authorization granted by the General Shareholders’ Meeting of June 23, 2009, for the derivative acquisition of treasury shares, either directly or through Group companies, in the terms literally transcribed below:

“To authorize, pursuant to the provisions of Section 75 et seq. of the Spanish Companies Act [Ley de Sociedades Anónimas, or LSA for its initials in Spanish], the derivative acquisition by Telefónica, S.A. –either directly or through any of the subsidiaries of which it is the controlling company– at any time and as many times as it deems appropriate, of its own fully- paid shares through purchase and sale, exchange or any other legal transaction.

The minimum price or consideration for the acquisition shall be equal to the par value of the shares of its own stock acquired, and the maximum acquisition price or consideration for the acquisition shall be equal to the listing price of the shares of its own stock acquired by the Company on an official secondary market at the time of the acquisition.

Such authorization is granted for a period of 5 years as from the date of this General Shareholders’ Meeting and is expressly subject to the limitation that the par value of the Company’s own shares acquired pursuant to this authorization added to those already held by Telefónica, S.A. and any of its controlled subsidiaries shall at no time exceed the maximum amount permitted by the Law at any time, and the limitations on the acquisition of the Company’s own shares established by the regulatory Authorities of the markets on which the shares of Telefónica, S.A. are traded shall also be observed.

It is expressly stated for the record that the authorization granted to acquire shares of its own stock may be used in whole or in part to acquire shares of Telefónica, S.A. that it must deliver or transfer to directors or employees of the Company or of companies of its Group, directly or as a result of the exercise by them of option rights, all within the framework of duly approved compensation systems referencing the listing price of the Company’s shares.

To authorize the Board of Directors, as broadly as possible, to exercise the authorization granted by this resolution and to implement the other provisions contained therein; such powers may be delegated by the Board of Directors to the Executive Commission, the Executive Chairman of the Board of Directors, the Chief Operating Officer or any other person expressly authorized by the Board of Directors for such purpose.

To deprive of effect, to the extent of the unused amount, the authorization granted under Item IV on the Agenda by the Ordinary General Shareholders Meeting of the Company on June 23, 2009”

A.10

Indicate, as applicable, any restrictions imposed by Law or the company’s bylaws on exercising voting rights, as well as any legal restrictions on the acquisition or transfer of ownership interests in the share capital.

Indicate whether there are any legal restrictions on exercising voting rights:

No

Maximum percentage of legal restrictions on voting rights a shareholder can exercise	0

Indicate whether there are any restrictions included in the bylaws on exercising voting rights.

No

Maximum percentage of restrictions under the company’s bylaws on voting rights a shareholder can exercise	0

Indicate if there are any legal restrictions on the acquisition or transfer of share capital.

No

A.11	Indicate whether the General Shareholders’ Meeting has agreed to take neutralization measures to prevent a public takeover bid by virtue of the provisions of Act 6/2007.

No

If applicable, explain the measures adopted and the terms under which these restrictions may be lifted.

B	COMPANY MANAGEMENT STRUCTURE

B.1	Board of Directors

B.1.1.	List the maximum and minimum number of directors included in the bylaws.

Maximum number of directors	20
Minimum number of directors	5

B.1.2	Complete the following table with board members’ details.

Name or corporate name of director	Representative	Position on the board	Date of first appointment	Date of last appointment	Election procedure
Mr. César Alierta Izuel	—	Chairman	29 -01-1997	10-05-2007	Vote at General Shareholders’ Meeting

Name or corporate name of director	Representative	Position on the board	Date of first appointment	Date of last appointment	Election procedure
Mr. Isidro Fainé Casas	—	Vice Chairman	26-01-1994	18-05-2011	Vote at General Shareholders’ Meeting
Mr. José María Abril Pérez	—	Vice Chairman	25-07-2007	22-04-2008	Vote at General Shareholders’ Meeting
Mr. Julio Linares López	—	Chief Operating Officer	21-12-2005	18-05-2011	Vote at General Shareholders’ Meeting
Mr. Alfonso Ferrari Herrero	—	Director	28-03-2001	18-05-2011	Vote at General Shareholders’ Meeting
Mr. Antonio Massanell Lavilla	—	Director	21-04-1995	18-05-2011	Vote at General Shareholders’ Meeting
Mr. Carlos Colomer Casellas	—	Director	28-03-2001	18-05-2011	Vote at General Shareholders’ Meeting
Mr. Chang Xiaobing	—	Director	18-05-2011	18-05-2011	Vote at General Shareholders’ Meeting
Mr. David Arculus	—	Director	25-01-2006	18-05-2011	Vote at General Shareholders’ Meeting
Mr. Francisco Javier de Paz Mancho	—	Director	19-12-2007	22-04-2008	Vote at General Shareholders’ Meeting
Mr. Gonzalo Hinojosa Fernández de Angulo	—	Director	12-04-2002	10-05-2007	Vote at General Shareholders’ Meeting
Mr. Ignacio Moreno Martínez	—	Director	14-12-2011	14-12-2011	Cooption
Mr. José Fernando de Almansa Moreno-Barreda	—	Director	26-02-2003	22-04-2008	Vote at General Shareholders’ Meeting
Mr. José María Álvarez-Pallete López	—	Director	26-07-2006	10-05-2007	Vote at General Shareholders’ Meeting

Name or corporate name of director	Representative	Position on the board	Date of first appointment	Date of last appointment	Election procedure
Mr. Luiz Fernando Furlán	—	Director	23-01-2008	22-04-2008	Vote at General Shareholders’ Meeting
Ms. María Eva Castillo Sanz	—	Director	23-01-2008	22-04-2008	Vote at General Shareholders’ Meeting
Mr. Pablo Isla Álvarez de Tejera	—	Director	12-04-2002	10-05-2007	Vote at General Shareholders’ Meeting
Mr. Peter Erskine	—	Director	25-01-2006	18-05-2011	Vote at General Shareholders’ Meeting

Total number of directors	18

Indicate any board members who left during this period.

Name or corporate name of director	Status of the director at the time	Leaving date
Mr. Vitalino Manuel Nafría Aznar	Proprietary	14-12-2011

B.1.3	Complete the following tables on Board members and their respective categories:

EXECUTIVE DIRECTORS

Name or corporate name of director	Committee proposing appointment	Post held in the company
Mr. César Alierta Izuel	Nominating, Compensation and Corporate Governance Committee	Executive Chairman
Mr. Julio Linares López	Nominating, Compensation and Corporate Governance Committee	Chief Operating Officer (C.O.O.)
Mr. José María Álvarez-Pallete López	Nominating, Compensation and Corporate Governance Committee	Chairman Telefónica Europe

Total number of executive directors	3
% of the board	16.667

EXTERNAL PROPRIETARY DIRECTORS

Name or corporate name of director	Committee proposing appointment	Name or corporate name of significant shareholder represented or proposing appointment
Mr. Isidro Fainé Casas	Nominating, Compensation and Corporate Governance Committee	Caja de Ahorros y Pensiones de Barcelona, “la Caixa”
Mr. José María Abril Pérez	Nominating, Compensation and Corporate Governance Committee	Banco Bilbao Vizcaya Argentaria, S.A.
Mr. Antonio Massanell Lavilla	Nominating, Compensation and Corporate Governance Committee	Caja de Ahorros y Pensiones de Barcelona, “la Caixa”
Mr. Chang Xiaobing	Nominating, Compensation and Corporate Governance Committee	China Unicom (Hong Kong) Limited
Mr. Ignacio Moreno Martínez	Nominating, Compensation and Corporate Governance Committee	Banco Bilbao Vizcaya Argentaria, S.A.

Total number of proprietary directors	5
% of the board	27.778

INDEPENDENT EXTERNAL DIRECTORS

Name or corporate name of director	Profile
Mr. Alfonso Ferrari Herrero	Industrial Engineer. Formerly Executive Chairman of Beta Capital, S.A. and senior manager at Banco Urquijo.
Mr. Carlos Colomer Casellas	Graduate in Economics. Chairman of the Colomer Group.
Mr. David Arculus	Graduate in Engineering and Economics. Director of Pearson, Plc., Chairman of Numis, Plc., and Aldemore Bank, Plc.

Name or corporate name of director	Profile
Mr. Francisco Javier de Paz Mancho	Graduate in Information and Advertising. Law Studies. IESE Business Management Program. Formerly Chairman of the State- owned company MERCASA.
Mr. Gonzalo Hinojosa Fernández de Angulo	Industrial Engineer. Formerly Chairman and CEO of Cortefiel Group.
Mr. Luiz Fernando Furlán	Degrees in chemical engineering and business administration, specializing in financial administration. From 2003 to 2007 he was Minister of Development, Industry and Foreign Trade of Brazil.
Ms. María Eva Castillo Sanz	Degrees in Business, Economics and Law. Previously Head of Merrill Lynch’s Private Banking operations in Europe, the Middle East, & Africa (EMEA).
Mr. Pablo Isla Álvarez de Tejera	Law Graduate. Member of the Body of State Lawyers (on sabbatical). Chairman and CEO of Inditex, S.A.

Total number of independent directors	8
% of the board	44.444

OTHER EXTERNAL DIRECTORS

Name or corporate name of director	Committee proposing appointment
Mr. José Fernando de Almansa Moreno-Barreda	Nominating, Compensation and Corporate Governance Committee
Mr. Peter Erskine	Nominating, Compensation and Corporate Governance Committee

Total number of other external directors	2
% of the board	11.111

List the reasons why these cannot be considered proprietary or independent directors and detail their relationships with the company, its executives or shareholders.

Name or corporate name of director	Reasons	Company, executive or shareholder with whom the relationship is maintained

Mr. Peter Erskine

On December 31, 2007, Mr. Peter Erskine resigned from his managerial post in the Telefónica Group and therefore went from being an Executive Director to being classified in the “Other external directors” category.

Telefónica, S.A.

Mr. José Fernando de Almansa Moreno-Barreda

Mr. de Almansa was appointed a Member of the Board of Directors of Telefónica, S.A. with the qualification of independent Director, on February 26, 2003, following a favorable report from the Nominating, Compensation and Corporate Governance Committee.

In accordance with the criteria established in the Unified Code on Good Governance with regard to the qualification of Directors and taking into account the concurrent circumstances in this specific case, the Company considers that Mr. Almansa belongs to the category of “other external directors”, for the following reasons:

BBVA Bancomer

•        He is an Acting Director (independent and non-proprietary) of Grupo Financiero BBVA Bancomer, S.A. de C.V. (controlling company of BBVA Group related to financial services in Mexico) and of BBVA Bancomer, S.A., and has never had an executive role.

• He was the CEO of the Mexican company Servicios Externos de Apoyo Empresarial, S.A. de C.V., belonging to the BBVA Group, until March 2008.

List any changes in the category of each director which have occurred during the year.

B.1.4	Explain, when applicable, the reasons why proprietary directors have been appointed upon the request of shareholders who hold less than 5% of the share capital.

Name or corporate name of shareholder	Reasons
China Unicom (Hong Kong) Limited

As explained in section A.6 of this report, on January 23, 2011, expanding on their existing strategic partnership, Telefónica, S.A. and China Unicom (Hong Kong) Limited (“China Unicom”) signed an extension to their Strategic Partnership Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. Telefónica also agreed to propose the appointment of a board member nominated by China Unicom in the next General Shareholders’ Meeting, in accordance with prevailing legislation and the Company’s Bylaws.

The General Shareholders’ Meeting held on 18 May 2011 approved the appointment of China Unicom’s nominee, Mr. Chang Xiaobing, as member of the Board of Directors in accordance with the addendum to the Strategic Partnership Agreement signed in January 2011. This commitment to China Unicom is a consequence of the Strategic Partnership, which is intended to strengthen Telefónica’s position in the global communications market.

Provide details of any rejections of formal requests for board representation from shareholders whose equity interest is equal to or greater than that of other shareholders who have successfully requested the appointment of proprietary directors. If so, explain why these requests have not been entertained.

No

B.1.5

Indicate whether any director has resigned from office before their term of office has expired, whether that director has given the board his/her reasons and through which channel. If made in writing to the whole board, list below the reasons given by that director.

Yes

Name of director	Reasons for resignation
Mr. Vitalino Manuel Nafría Aznar

Mr. Vitalino Manuel Nafri Aznar tendered his voluntary resignation verbally to the Chairman of the Board of Directors, citing personal reasons. The rest of the Board was duly notified at the meeting held on 14 December, 2011.

B.1.6	Indicate what powers, if any, have been delegated to the Chief Executive Officer.

•	Mr. César Alierta Izuel – Executive Chairman (Chief Executive Officer):

The Chairman of the Company, as the Chief Executive Officer, has been expressly delegated all the powers of the Board of Directors, except those that cannot be delegated by Law, by the Company Bylaws, or by the Regulations of the Board of Directors which establish, in Article 5.4, the competencies that the Board of Directors reserves itself, and may not delegate.

Article 5.4 specifically stipulates that the Board of Directors reserves the power to approve: (i) approve the general policies and strategies of the Company; (ii) evaluate the performance of the Board of Directors, its Committees and the Chairman; (iii) appoint Senior Executives, as well as the remuneration of Directors and Senior Executives; and (iv) decide strategic investments.

•	Mr. Julio Linares López – Chief Operating Officer:

The Chief Operating Officer has been delegated those powers of the Board of Directors related to the management of the business and the performance of the highest executive functions over all the Company’s business areas, except those which cannot be delegated by Law, under the Company Bylaws or according to the Regulations of the Board of Directors.

B.1.7	List the directors, if any, who hold office as directors or executives in other companies belonging to the listed company’s group.

Name or corporate name of director	Corporate name of the group company	Post
Mr. Alfonso Ferrari Herrero	Telefónica Chile, S.A.	Acting Director
	Telefónica del Perú, S.A.A.	Director
Mr. Francisco Javier de Paz Mancho	Atento Inversiones y Teleservicios, S.A.U.	Chairman
	Telefónica Brasil, S.A.	Director
	Telefónica de Argentina, S.A.	Director

Name or corporate name of director	Corporate name of the group company	Post
Mr. José Fernando de Almansa Moreno-Barreda	Telefónica Brasil, S.A.	Director
	Telefónica de Argentina, S.A.	Director
	Telefónica del Perú, S.A.A.	Director
	Telefónica Móviles México, S.A. de C.V.	Director
Mr. José María Álvarez- Pallete López	Telefónica Czech Republic, a.s.	Chairman of Supervisory Board
	Telefónica DataCorp, S.A.U.	Director
	Telefónica de Argentina, S.A.	Acting Director
	Telefónica del Perú, S.A.A.	Director
	Telefónica Europe, Plc.	Chairman of the Board of Directors
	Telefónica Móviles Colombia, S.A.	Acting Director
Mr. Luiz Fernando Furlán	Telefónica Brasil, S.A.	Director
Ms. María Eva Castillo Sanz	Telefónica Czech Republic, a.s.	First Vice Chairman of Supervisory Board

B.1.8

List any company board members who likewise sit on the boards of directors of other non-group companies that are listed on official securities markets in Spain, insofar as these have been disclosed to the company.

Name or corporate name	Name of listed company	Post
Mr. César Alierta Izuel	International Consolidated Airlines Group, S.A. (“IAG”)	Director
Mr. Isidro Fainé Casas	Caixabank, S.A.	Chairman
	Abertis Infraestructuras, S.A.	Vice Chairman
	Repsol YPF, S.A.	2nd vice chairman

Name or corporate name	Name of listed company	Post
Mr. Carlos Colomer Casellas	Ahorro Bursátil, S.A. SICAV	Chairman
	Inversiones Mobiliarias Urquiola S.A. SICAV	Chairman
Mr. Pablo Isla Alvarez de Tejera	Inditex, S.A.	Chairman-CEO

B.1.9	Indicate and, where appropriate, explain whether the company has established rules about the number of boards on which its directors may sit.

Yes

Explanation of rules

The Regulations of the Board of Directors (Article 29.2) establish as one of the obligations of the Directors that they must devote the time and efforts required to perform their duties and, to such end, shall report to the Nominating, Compensation and Corporate Governance Committee on their other professional obligations if they might interfere with the performance of their duties as Directors.

B.1.10	In relation with Recommendation 8 of the Unified Code, indicate the company’s general policies and strategies that are reserved for approval by the Board of Directors in plenary session.

Investment and financing policy	Yes

Design of the structure of the corporate group	Yes

Corporate governance policy	Yes

Corporate social responsibility policy	Yes

The strategic or business plans, management targets and annual budgets	Yes

Remuneration and evaluation of senior officers	Yes

Risk control and management, and the periodic monitoring of internal information and control systems	Yes

Dividend policy, as well as the policies and limits applying to treasury stock	Yes

B.1.11	Complete the following tables on the aggregate remuneration paid to directors during the year.

a)	In the reporting company:

Concept	In thousands €
Fixed remuneration	9,162
Variable remuneration	7,027
Per diems	320
Statutory compensation	0
Share options and/or other financial instruments	3,698
Other	2,213
TOTAL:	22,420

Other benefits	In thousands €
Advances	0
Loans	0
Pension funds and plans: Contributions	18
Pension funds and plans: Obligations	0
Life insurance premiums	142
Guarantees issued by the company in favor of directors	0

b)	For company directors sitting on other governing bodies and/or holding senior management posts within group companies:

Concept	In thousands €
Fixed remuneration	3,324
Variable remuneration	1,140
Per diems	0
Statutory compensation	0
Share options and/or other financial instruments	1,000
Other	268
TOTAL:	5,732

Other benefits	In thousands €
Advances	0
Loans	0
Pension funds and plans: Contributions	8
Pension funds and plans: Obligations	0
Life insurance premiums	11
Guarantees issued by the company in favor of directors	0

c)	Total remuneration by type of director:

Type of director	By company	By group
Executive	17,721	3,427
External proprietary	1,328	17
External independent	2,789	1,765
Other external	582	523
Total	22,420	5,732

d)	Remuneration as percentage of profit attributable to the parent company:

Total remuneration received by directors (in thousand €)	28,152
Total remuneration received by directors/profit attributable to parent company (%)	0.5

B.1.12	List any members of senior management who are not executive directors and indicate total remuneration paid to them during the year.

Name or corporate name	Post

Mr. Matthew Key	Chairman Telefónica Digital

Mr. Santiago Fernández Valbuena	Chairman Telefónica Latin America

Mr. Luis Abril Pérez	Technical General Secretary to the Chairman

Mr. Ramiro Sánchez de Lerín García-Ovies	General Legal Secretary and of the Board of Directors

Mr. Calixto Ríos Pérez	Internal Auditing Manager

Mr. Guillermo Ansaldo Lutz	General Manager of Global Resources

Mr. Ángel Vilá Boix	General Manager of Finance and Corporate Development

Total remuneration received by senior management (in thousand €)	19,786

B.1.13

Identify, in aggregate terms, any indemnity or “golden parachute” clauses that exist for members of the senior management (including executive directors) of the company or of its group in the event of dismissal or changes in control. Indicate whether these agreements must be reported to and/or authorized by the governing bodies of the company or its group.

Number of beneficiaries	10

	Board of Directors	General Shareholders’ Meeting
Body authorizing clauses	Yes	No

Is the General Shareholders’ Meeting informed of such clauses?	Yes

B.1.14	Describe the procedures for establishing remuneration for board members and the relevant provisions in the bylaws.

Process for establishing board members’ remuneration

and relevant provisions in the bylaws

Directors’ compensation shall consist of a fixed and specific monthly remuneration for belonging to the Board of Directors, the Steering Committee and the Board’s Advisory or Control Committees, and fees for attending meetings of the Advisory or Control committees. The amount that the Company may pay to all of its Directors as remuneration and attendance fees shall be fixed by the shareholders at the General Shareholders’ Meeting, which amount shall remain unchanged until and unless the shareholders decide to modify it. To this effect, the General Shareholders’ Meeting held on April 11, 2003 fixed the maximum gross annual sum for remuneration of the Board of Directors at 6 million euros.

The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors.

In accordance with Article 35 of the Regulations of the Board of Directors, Directors shall be entitled to receive the compensation set by the Board of Directors in accordance with the Bylaws and following a report of the Nominating, Compensation and Corporate Governance Committee.

In accordance with article 5 of the same regulations, the Board of Directors expressly reserves the powers to approve both the remuneration policy for Directors and decisions on the remuneration of Directors.

The Nominating, Compensation and Corporate Governance Committee has the following powers and duties (article 22 of the Regulations of the Board of Directors):

•

To propose to the Board of Directors, within the framework established in the Bylaws, the compensation for the Directors and review it periodically to ensure that it is in keeping with the tasks performed by them.

•

To propose to the Board of Directors the extent and amount of the compensation, rights and remuneration of a financial nature, of the Chairman and the executive Directors, including the basic terms of their contracts, for the purpose of implementing said contracts.

•	To prepare and propose to the Board of Directors an annual report regarding the compensation policy for Directors.

Additionally, apart from such compensation as is provided for under the previous section, other remuneration systems may be established, either indexed to the market value of the shares, or consisting of shares or share options for Directors. The application of such compensation systems must be authorized by the General Shareholders’ Meeting, which shall fix the share value that is to be taken as the term of reference thereof, the number of shares to be given to each Director, the exercise price of the share options, the term of this compensation system and such other terms and conditions as are deemed appropriate.

The remuneration systems set out in the preceding paragraphs, arising from membership of the Board of Directors, shall be deemed compatible with any other professional or work-based compensations to which the Directors may be entitled in consideration of whatever executive or advisory services they may provide for the Company other than such supervisory and decision-making duties as may pertain to their posts as Directors, which shall be subject to the applicable legal provisions.

Indicate whether the board has reserved for plenary approval the following decisions.

On the proposal of the company’s chief executive, the appointment and removal of senior officers, and their compensation clauses.	Yes

Directors’ remuneration, and, in the case of executive directors, the additional remuneration for their executive functions and other contract conditions.	Yes

B.1.15	Indicate whether the Board of Directors approves a detailed remuneration policy and specify the points included.

Yes

The amount of the fixed components, itemized where necessary, of board and board committee attendance fees, with an estimate of the fixed annual payment they give rise to.	Yes

Variable components	Yes

The main characteristics of pension systems, including an estimate of their amount of annual equivalent cost.	Yes

The conditions that the contracts of executive directors exercising executive functions shall respect.	Yes

B.1.16

Indicate whether the board submits a report on the directors’ remuneration policy to the advisory vote of the General Shareholders’ Meeting, as a separate point on the agenda. Explain the points of the report regarding the remuneration policy as approved by the board for forthcoming years, the most significant departures in those policies with respect to that applied during the year in question and a global summary of how the remuneration policy was applied during the year. Describe the role played by the Remuneration Committee and whether external consultancy services have been procured, including the identity of the external consultants.

No

Role of the Remunerations Committee

•	To propose to the Board of Directors, within the framework established in the Bylaws, the compensation for the Directors.

•	To prepare and propose to the Board of Directors an annual report regarding the policy for Directors’ compensation.

The annual report drawn up by Telefónica, S.A. regarding the policy for Directors’ compensation deals with the following:

•	Objectives of the compensation policy

•	Detailed structure of compensation.

•	Scope of application and reference parameters for variable remuneration.

•	Relative importance of variable remuneration with regard to fixed remuneration.

•	Basic terms of the contracts of Executive Directors.

•	Changes in remuneration over time.

•	Process for the preparation of the compensation policy.

Have external consultancy firms been used?	Yes
Identity of external consultants	TOWERS WATSON

B.1.17	List any board members who are likewise members of the boards of directors, or executives or employees of companies that own significant holdings in the listed company and/or group companies.

Name or corporate name of director	Name or corporate name of significant shareholder	Post
Mr. Isidro Fainé Casas	Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Chairman of Criteria Caixaholding, S.A.
Chairman of Caja de Ahorros y Pensiones de Barcelona, “la Caixa”
Chairman of Caixabank, S.A.

Name or corporate name of director	Name or corporate name of significant shareholder	Post
Mr. Antonio Massanell Lavilla	Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	General Manager of Caixabank, S.A.
Director of Bousorama, S.A.
Chairman of Barcelona Digital Technological Centre
Director of Caixa Capital Risc, S.G.E.C.R., S.A.
Chairman of Port Aventura Entertainment, S.A.
Director of e-la Caixa, S.A.
Director of Mediterranea Beach & Golf Community, S.A.
Director of Serveis Informátics de la Caixa, S.A.
Mr. José Fernando de Almansa Moreno-Barreda	Banco Bilbao Vizcaya Argentaria, S.A.	Acting Director of Grupo Financiero BBVA Bancomer, S.A. de C.V.
Acting Director of BBVA Bancomer, S.A.

List, if appropriate, any relevant relationships, other than those included under the previous heading, that link members of the Board of Directors with significant shareholders and/or their group companies.

Name or company name of director with relationship	Name or company name of significant shareholder with relationship	Description of relationship
Mr. José María Abril Pérez	Banco Bilbao Vizcaya Argentaria, S.A.	Early retirement. Formerly Wholesale and Investment Banking Manager.
Mr. Ignacio Moreno Martínez	Banco Bilbao Vizcaya Argentaria, S.A.	Formerly General Manager of Chairman’s Office

B.1.18	Indicate whether any changes have been made to the regulations of the Board of Directors during the year.

Yes

During the meeting held on 12 April 2011 the Board of Directors of Telefónica, S.A. approved the partial modification of the Regulations of the Board of Directors, the main purpose being to adapt them to the new legislation published up to that time regarding listed public companies and corporations and to bring them into line with the changes to the bylaws which would be approved by the 2011 General Shareholders’ Meeting. Consequently, with a view to coordinating the regulatory texts dealing with the corporate governance of the Company, the implementation of the partial amendments to the Regulations was postponed until the corresponding changes to the bylaws were approved, which took place on 18 May 2011.

The amendments to the Regulations of the Board proposed in April 2011 were particularly concerned with the following changes in legislation: (i) Law 12/2010, of 30 June, modifying Law 19/1988, of 12 July, concerning auditing, Law 24/1988, of 28 July, concerning the securities market, and the revised text of the Spanish Companies Act approved by Royal Legislative Decree 1564/1989, of 22 December, to bring it into line with EU regulations; (ii) Royal Legislative decree 1/2010, of 2 July, approving the revised text of the Corporate Enterprises Act; and (iii) Law 2/2011, of 4 March, on sustainable economy.

The following articles of the Regulations of the Board of Directors were amended:

•	Article 10.- Appointment, re-election and ratification of Directors.

•	Article 21.- The Audit and Control Committee.

•	Article 30.- Duty of loyalty.

•	Article 32.- Specific applications of the duty of loyalty.

•	Article 36.- Report on compensation policy.

These modifications were notified to the CNMV and inscribed in the Mercantile Register of Madrid on June 24, 2011.

B.1.19	Indicate the procedures for appointing, re-electing, appraising and removing directors. List the competent bodies and the processes and criteria to be followed for each procedure.

Appointment

Telefónica’s Bylaws state that the Board of Directors shall be composed of a minimum of five members and a maximum of twenty, to be appointed at the General Shareholders’ Meeting. The Board of Directors may, in accordance with the Corporate Enterprises Act and the Company Bylaws, provisionally co-opt Directors to fill any vacancies.

The Board of Directors shall have the power to fill, on an interim basis, any vacancies that may arise after the General Shareholders Meeting, by coopting the persons who are to fill such vacancies until the holding of the next General Shareholders’ Meeting.

Also, in all cases, proposed appointments of Directors must follow the procedures set out in the Company’s Bylaws and the Regulations of the Board of Directors and be preceded by the appropriate favorable report by the Nominating, Compensation and Corporate Governance Committee and in the case of independent Directors, by the corresponding proposal by the committee.

Therefore, in exercise of the powers delegated to it, the Appointments, Compensation and Good Governance Committee must report, based on criteria of objectivity and the best interests of the Company, on proposals to appoint, re-appoint or remove Company Directors, taking into account the skills, knowledge and experience required of candidates to fill the vacancies.

In line with the provisions of its Regulations, the Board of Directors, exercising the right to fill vacancies by interim appointment and to propose appointments to the shareholders at the General Shareholders’ Meeting, shall ensure that, in the composition of the Board of Directors, external or non-executive Directors represent an ample majority over executive Directors. Similarly, the Board shall ensure that the total number of independent Directors represents at least one third of the total number of Board members.

The nature of each Director shall be explained by the Board of Directors to the shareholders at the General Shareholders’ Meeting at which the appointment thereof must be made or ratified. Furthermore, such nature shall be reviewed annually by the Board after verification by the Nominating, Compensation and Corporate Governance Committee, and reported in the Annual Corporate Governance Report.

In any case, and in the event of re-election or ratification of Directors by the General Shareholders’ Meeting, the report of the Nominating, Compensation and Corporate Governance Committee, or, in the case of independent Directors, the proposal of said Committee, will contain an assessment of the work and effective time devoted to the post during the last period in which it was held by the proposed Director.

Lastly, both the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that those proposed for the post of Director should be persons of recognized caliber, qualifications and experience, who are willing to devote the time and effort necessary to carrying out their functions, and shall take extreme care in the selection of persons to be appointed as independent Directors.

Re-election

Directors are appointed for a period of five years, and may be re-elected for one or more subsequent five-year periods.

As with appointments, proposals for the reappointment of Directors must be preceded by the corresponding report by the Appointments, Compensation and Good Governance Committee, and in the case of independent Directors by the corresponding proposal by the committee.

Appraisal

In accordance with the Regulations of the Board of Directors, the latter reserves expressly the duty to approve on a regular basis its functioning and the functioning of its Committees, it being the duty of the Nominating, Compensation and Corporate Governance Committee to organize and coordinate, together with the Chairman of the Board of Directors, the regular assessment of said body.

In accordance with the above, it should be noted that the Board of Directors and its Committees carry out a periodic evaluation of the operation of the Board of Directors and of the Committees thereof in order to determine the opinion of Directors regarding the workings of these bodies and to establish any proposals for improvements to ensure the optimum working of the company’s governing bodies.

Removal and dismissal

Directors’ shall cease to hold office when the term for which they were appointed expires, or when so resolved by the shareholders at the General Shareholders’ Meeting in the exercise of the powers legally granted to them.

The Board of Directors shall not propose the termination of the appointment of any independent Director before the expirations of their statutory term, except in the event of just cause, recognized by the Board on the basis of a prior report submitted by the Nominating, Compensation and Corporate Governance Committee. Specifically, due grounds shall be deemed to exist when the Director has failed to perform the duties inherent to his position.

The Board may also propose the termination of the appointment of independent Directors in the case of Takeover Bids, mergers or other similar corporate transactions that represent a change in the structure of the Company’s capital.

B.1.20 Indicate the cases in which directors must resign.

In accordance with Article 12 of the Regulations of the Board of Directors, Directors must tender their resignation to the Board of Directors and formalize such resignation in the following cases:

a)	When they cease to hold the executive positions to which their appointment as Directors is linked, or when the reasons for which they were appointed no longer exist.

b)	When they are affected by any of the cases of incompatibility or prohibition established by statute.

c)	When they are severely reprimanded by the Nominating, Compensation and Corporate Governance Committee for having failed to fulfill any of their obligations as Directors.

d)	When their remaining on the Board might affect the Company’s credit or reputation in the market or otherwise jeopardize its interests.

The conditions listed above under “Removal” (B.1.19) must also be taken into consideration.

B.1.21

Indicate whether the duties of chief executive officer fall upon the Chairman of the Board of Directors. If so, describe the measures taken to limit the risk of powers being concentrated in a single person.

Yes

Measures for limiting risk

•

Pursuant to the provisions of the Regulations of the Board of Directors, the actions of the Chairman must always be in accordance with the guidelines and criteria established by the shareholders at the General Shareholders’ Meeting and by the Board of Directors and its Committees.

•

Likewise, all agreements or decisions of particular significance for the Company must be previously submitted for the approval of the Board of Directors or the relevant Board Committee, as the case may be.

•

The Board of Directors reserves the power to approve: the general policies and strategies of the Company; the evaluation of the Board, its Committees and its Chairman; the appointment of senior executive officers, as well as the compensation policy for Directors and senior executive officers; and strategic investments.

•	In addition, reports and proposals from the different Board Committees are required for the adoption of certain resolutions.

•	It is important to note that the Chairman does not hold the casting vote within the Board of Directors.

•

The Board of Directors of the Company, at its meeting held on December 19, 2007, agreed to appoint Mr. Julio Linares López as the Chief Executive (Chief Operating Officer) of Telefónica, S.A., reporting directly to the Chairman and with responsibility over all of Telefónica Group’s Business Units.

Indicate, and if necessary, explain whether rules have been established that enable any of the independent directors to convene board meetings or include new items on the agenda, to coordinate and voice the concerns of external directors and oversee the evaluation by the Board of Directors.

No

B.1.22	Are qualified majorities, other than legal majorities, required for any type of decisions?

No

Describe how resolutions are adopted by the Board of Directors and specify, at least, the minimum attendance quorum and the type of majority for adopting resolutions.

Description of resolution:

All resolutions

Quorum	%
Personal or proxy attendance of one half plus one of all Directors.	50.01

Type of majority	%

Resolutions shall be adopted by a majority of votes cast by the Directors present at the meeting in person or by proxy, except in those instances in which the Law requires the favorable vote of a greater number of Directors for the validity of specific resolutions and in particular for: (i) the appointment of Directors not holding a minimum of shares representing a nominal value of 3,000 euros, (Article 25 of the Company Bylaws) and (ii) for the appointment of Chairman, Vice Chairman, CEO or member of the Executive Committee, when the requirements explained in the following section shall apply.

50.01

B.1.23	Indicate whether there are any specific requirements, apart from those relating to the directors, to be appointed Chairman.

Yes

Description of requirements

In order for a Director to be appointed Chairman, said Director must have served on the Board for at least three years prior to any such appointment. However, such length of service shall not be required if the appointment is made with the favorable vote of at least 85 percent of the members of the Board of Directors.

B.1.24	Indicate whether the Chairman has the casting vote.

No

B.1.25	Indicate whether the bylaws or the regulations of the Board of Directors set any age limit for directors.

No

Age limit for Chairman	Age limit for CEO	Age limit for directors
0	0	0

B.1.26	Indicate whether the bylaws or the regulations of the Board of Directors set a limited term of office for independent directors.

No

Maximum number of years in office	0

B.1.27	If there are few or no female directors, explain the reasons and describe the initiatives adopted to remedy this situation.

Explanation of reasons and initiatives

The search for women who meet the necessary professional profile is a question of principle and, in this regard, it is clear that Telefónica has taken this concern on board. In this regard, it should be noted that, on January 23, 2008, the Board of Directors unanimously agreed to coopt, at the proposal of the Nominating, Compensation and Corporate Governance Committee, Ms. María Eva Castillo Sanz as an Independent Director of Telefónica. This appointment was ratified by the Ordinary General Shareholders’ Meeting of Telefónica held on April 22, 2008, and she was thus appointed as a Member of the Board of the Company for a term of five years.

Likewise, on December 19, 2007, the Board of Directors unanimously agreed, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, to appoint Ms. María Luz Medrano Aranguren as the Deputy Secretary General and Secretary of the Board of Directors of Telefónica.

Article 10.3. of the Regulations of the Board of Directors stipulates that the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized caliber, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as independent Directors.

Therefore, the selection procedure described above is based exclusively on the personal merits of the candidates (“recognized caliber, qualifications and experience”) and their ability to dedicate themselves to their work as members of the board. There is thus no implicit bias against the selection of women directors, if, among the potential candidates, there are women who meet the professional profile sought in each case.

Indicate in particular whether the Appointments and Remunerations Committee has established procedures to ensure the selection processes are not subject to implicit bias that will make it difficult to select female directors, and make a conscious effort to search for female candidates who have the required profile.

Yes

Indicate the main procedures

In accordance with article 10.3 of the Board Regulations, the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized caliber, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as independent Directors.

B.1.28	Indicate whether there are any formal processes for granting proxies at board meetings. If so, give brief details.

In accordance with Article 18 of the Regulations of the Board of Directors, Directors must attend meetings of the Board in person, and when unable to do so in exceptional cases, they shall endeavor to ensure that the proxy they grant to another member of the Board includes, as far as is practicable, appropriate instructions. Such proxies may be granted by letter or any other means that, in the Chairman’s opinion, ensures the certainty and validity of the proxy granted.

B.1.29	Indicate the number of board meetings held during the year and how many times the board has met without the Chairman’s attendance.

Number of board meetings	12
Number of board meetings held in the absence of its chairman	0

Indicate how many meetings of the various board committees were held during the year.

Number of meetings of the Executive or Delegated Committee	17
Number of meetings of the Audit and Compliance Committee	11
Number of meetings of the Appointments and Remunerations Committee	8
Number of meetings of the Appointments Committee	0
Number of meetings of the Remunerations Committee	0

B.1.30	Indicate the number of board meetings held during the financial year without the attendance of all members. Non-attendance will also include proxies granted without specific instructions.

Number of non-attendances by directors during the year	1
% of non-attendances of the total votes cast during the year	0.476

B.1.31	Indicate whether the individual and consolidated financial statements submitted for authorization for issue by the board by the board are certified previously.

No

Identify, where applicable, the person(s) who certified the company’s individual and consolidated financial statements prior to their authorization for issue by the board.

B.1.32

Explain the mechanisms, if any, established by the Board of Directors to prevent the individual and consolidated financial statements it prepares from being laid before the General Shareholders’ Meeting with a qualified Audit Report.

Through the Audit and Control Committee, the Board of Directors plays an essential role in supervising the preparation of the Company’s financial information, controlling and coordinating the various players that participate in this process.

To achieve this objective the Audit and Control Committee’s work addresses the following basic issues:

1. To supervise the process of preparing and submitting regulated financial information. With respect thereto, it shall be responsible for supervising the process of preparation and the integrity of the financial information relating to the Company and the Group, reviewing compliance with regulatory requirements, the proper determination of the scope of consolidation, and the correct application of accounting standards, informing the Board of Directors thereof.

2. To supervise the effectiveness of the Company’s internal control system and risk management systems, and to discuss with the auditors significant weaknesses in the internal control system detected during the audit. With respect thereto, it shall be responsible for proposing to the Board of Directors a risk control and management policy.

3. To establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardize the independence thereof, as well as any other matters relating to the audit procedure, and such other communications as may be provided for in auditing legislation and in technical auditing regulations.

In any event, the Audit and Control Committee must receive, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as information regarding additional services of any kind provided to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of the revised text of the Law on Auditing of Financial Statements approved in Royal Legislative Decree 1/2011, of 1 July.

4. To issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion regarding the independence of the Auditor. This report must in all cases include an opinion on the provision of the additional services referred to in the previous paragraph.

5. To supervise internal audit and, in particular:

a)	To ensure the independence and efficiency of the internal audit function;

b)	To propose the selection, appointment and removal of the person responsible for internal audit;

c)	To propose the budget for such service;

d)	To review the internal audit work plan and its annual activities report;

e)	To receive periodic information on its activities; and

f)	To verify that the senior executive officers take into account the conclusions and recommendations of its reports.

The Audit and Control Committee verifies both the periodical financial information and the Annual Financial Statements, ensuring that all financial information is drawn up according to the same professional principles and practices. To this effect, the Audit and Control Committee meets whenever appropriate, having held eleven (11) meetings in the course of 2011.

Furthermore, the External Auditor participates regularly in the Audit and Control Committee meetings, when called to do so by the Committee, to explain and clarify different aspects of the audit reports and other aspects of its work. Additionally, and when requested by the Committee, other members of the management of the Company and its subsidiaries have attended Committee meetings to explain specific matters that are directly within their scope of competence. In particular, managers from the finance, planning and control areas, as well as those in charge of internal audit, have attended these meetings. The members of the Committee have held separate meetings with each of these when it was deemed necessary to closely monitor the preparation of the Company’s financial information.

The above notwithstanding, Article 41 of the Regulations of the Board of Directors establishes that the Board of Directors shall endeavor to prepare the final financial statements in a manner that that will create no reason for qualifications from the Auditor. However, whenever the Board considers that it should maintain its standards, it shall publicly explain the contents and scope of the discrepancies.

B.1.33	Is the Secretary of the board also a director?

No

B.1.34

Explain the procedures for appointing and removing the Secretary of the board, indicating whether his/her appointment and removal have been notified by the Appointments Committee and approved by the board in plenary session.

Appointment and removal procedure

In accordance with article 15 of the Regulations of the Board of Directors, the Board of Directors, upon the proposal of the Chairman, and after a report from the Nominating, Compensation and Corporate Governance Committee, shall appoint a Secretary of the Board, and shall follow the same procedure for approving his/her removal.

Does the Appointments Committee propose appointments?	Yes
Does the Appointments Committee advise on dismissals?	Yes
Do appointments have to be approved by the board in plenary session?	Yes
Do dismissals have to be approved by the board in plenary session?	Yes

Is the Secretary of the board entrusted in particular with the function of overseeing corporate governance recommendations?

Yes

Remarks

The Secretary of the Board shall, at all times, attend to the formal and substantive legality of the Board’s actions, the conformance thereof to the Bylaws, the Regulations for the General Shareholders’ Meeting and of the Board, and maintain in consideration the corporate governance recommendations assumed by the Company in effect from time to time (article 15 of the Regulations of the Board).

B.1.35	Indicate and explain, where applicable, the mechanisms implemented by the company to preserve the independence of the auditor, financial analysts, investment banks and rating agencies.

With regards to the independence of the external Auditor of the Company, Article 41 of the Regulations of the Board of Directors establishes that the Board shall, through the Audit and Control Committee, establish a stable and professional relationship with the Company’s Auditor, strictly respecting the independence thereof.

The Auditing and Control Committee has a fundamental responsibility, as specified in article 21 of the Regulations of the Board, to establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardize the independence thereof, as well as any other matters relating to the audit procedure, and such other communications as may be provided for in auditing legislation and in technical auditing regulations.

In any event, the Audit and Control Committee must receive, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as information regarding additional services of any kind provided to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of the revised text of the Law on Auditing of Financial Statements approved in Royal Legislative Decree 1/2011, of 1 July.

The Committee must also issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion regarding the independence of the Auditor. This report must in all cases include an opinion on the provision of the additional services referred to in the previous paragraph.

In addition, in accordance with Article 21 of the Regulations of the Board of Directors, it is the Audit and Control Committee that proposes to the Board of Directors, for submission to the shareholders at the General Shareholders’ Meeting, the appointment of the Auditor as well as, if necessary, the appropriate terms for the hiring thereof, the scope of its professional engagement and the revocation or non- renewal of its appointment.

Likewise, the External Auditor has direct access to the Audit and Control Committee and participates regularly in its meetings, in the absence of the Company management team when this is deemed necessary. To this effect, and in keeping with United States legislation on this matter, the external Auditors must inform the Audit and Control Committee at least once a year on the most significant generally accepted auditing policies and practices followed in the preparation of the Company’s financial and accounting information affecting key elements in the financial statements which may have been discussed with the management team, and of all relevant communications between the Auditors and the Company management team.

In accordance with internal Company regulations and in line with the requirements imposed by US legislation, the engagement of any service from the Company’s external Auditors must always have the prior approval of the Audit and Control Committee. Moreover, the engagement of non-audit services must be done in strict compliance with the Accounts Audit Law and the Sarbanes-Oxley Act published in the United States and subsequent regulations. For this purpose, and prior to the engagement of the Auditors, the Audit and Control Committee studies the content of the work to be done, evaluating any situations that may jeopardize independence of the Company’s external Auditor and specifically supervises the percentage the fees paid for such services represent in the total revenue of the auditing firm. In this respect, the Company reports the fees paid to the external auditor, including those paid for non-audit services, in its Notes to the Financial Statements, in accordance with prevailing legislation.

B.1.36	Indicate whether the company has changed its external audit firm during the year. If so, identify the incoming audit firm and the outgoing auditor.

No

Outgoing auditor	Incoming auditor

Explain any disagreements with the outgoing auditor and the reasons for the same.

No

B.1.37

Indicate whether the audit firm performs non-audit work for the company and/or its group. If so, state the amount of fees paid for such work and the percentage they represent of all fees invoiced to the company and/or its group.

Yes

	Company	Group	Total
Amount of non-audit work (in thousands €)	0	2	2
Amount of non-audit work as a % of the total amount billed by the audit firm	0.000	0.008	0.007

B.1.38

Indicate whether the audit report on the previous year’s financial statements is qualified or includes reservations. Indicate the reasons given by the Chairman of the Audit Committee to explain the content and scope of those reservations or qualifications.

No

B.1.39

Indicate the number of consecutive years during which the current audit firm has been auditing the financial statements of the company and/or its group. Likewise, indicate for how many years the current firm has been auditing the financial statements as a percentage of the total number of years over which the financial statements have been audited.

	Company	Group
Number of consecutive years	7	7

	Company	Group
Number of years audited by current audit firm/Number of years the company’s financial statements have been audited (%)	24.1	33.3

B.1.40

List any equity holdings of the members of the company’s Board of Directors in other companies with the same, similar or complementary types of activity to that which constitutes the corporate purpose of the company and/or its group, and which have been reported to the company. Likewise, list the posts or duties they hold in such companies.

Name or corporate name of director	Corporate name of the company in question	% share	Post or duties
Mr. Isidro Fainé Casas	Abertis Infraestructuras, S.A.	0.008	Vice Chairman
Mr. David Arculus	BT Group Plc.	0.000	—
	British Sky Broadcasting Group Plc.	0.000	—

B.1.41	Indicate and give details of any procedures through which directors may receive external advice.

Yes

Details of procedure

Article 28 of the Regulations of the Board of Directors stipulates that in order to receive assistance in the performance of their duties, the Directors or any of the Committees of the Board may request that legal, accounting, financial or other experts be retained at the Company’s expense. The engagement must necessarily be related to specific problems of a certain significance and complexity that arise in the performance of their office.

The decision to retain such services must be communicated to the Chairman of the Company and shall be implemented through the Secretary of the Board, unless the Board of Directors does not consider such engagement to be necessary or appropriate.

B.1.42	Indicate whether there are procedures for directors to receive the information they need in sufficient time to prepare for meetings of the governing bodies.

Yes

Details of procedure

The Company adopts the measures necessary to ensure that the Directors receive the necessary information, specially drawn up and geared to preparing the meetings of the Board and its Committees, sufficiently in advance. Under no circumstances shall such requirement not be fulfilled on the grounds of the importance or the confidential nature of the information, except in absolutely exceptional cases.

In this regard, at the beginning of each year the Board of Directors and its Committees shall set the calendar of ordinary meetings to be held during the year. The calendar may be amended by resolution of the Board itself, or by decision of the Chairman, in which case the Directors shall be made aware of the amendment as soon as practicable.

Also, and in accordance with Recommendation 19 of the Unified Good Governance Code, at the beginning of the year the Board and its Committees shall prepare an Action Plan detailing the actions to be carried out and their timing for each year, as per their assigned powers and duties.

Likewise, all the meetings of the Board and the Board Committees have a pre-established Agenda, which is communicated at least three days prior to the date scheduled for the meeting together with the call for the session. For the same purpose, the Directors are sent the documentation related to the Agenda of the meetings sufficiently in advance. Such information is subsequently supplemented with the written documentation and presentations handed out to the Directors at the meeting.

To provide all the information and clarifications necessary in relation to certain points deliberated, the Group’s senior executive officers attend nearly all the Board and Committee meetings to explain the matters within their competencies.

Furthermore, and as a general rule, the Regulations of the Board of Directors expressly establish that Directors are granted the broadest powers to obtain information about all aspects of the Company, to examine its books, records, documents and other data regarding corporate transactions. The exercise of the right to receive information shall be channeled through the Chairman or Secretary of the Board of Directors, who shall respond to the requests made by the Directors, providing them with the requested information directly or offering them the proper contacts at the appropriate level of the organization.

B.1.43

Indicate and, where appropriate, give details of whether the company has established rules obliging directors to inform the board of any circumstances that might harm the organization’s name or reputation, tendering their resignation as the case may be.

Yes

Details of rules

In accordance with Article 12 of the Regulations of the Board of Directors, Directors must tender their resignation to the Board of Directors and formalize such resignation when their remaining on the Board might affect the Company’s credit or reputation in the market or otherwise jeopardizes its interests.

Likewise, article 32. h) of the Regulations establishes that Directors must report to the Board any circumstances related to them that might damage the credit or reputation of the Company as soon as possible.

B.1.44

Indicate whether any director has notified the company that he/she has been indicted or tried for any of the offences stated in article 124 of the Spanish Companies Act (LSA for its initials in Spanish).

No

Indicate whether the Board of Directors has examined this matter. If so, provide a justified explanation of the decision taken as to whether or not the director should continue to hold office.

No

Decision	Explanation

B.2.	Committees of the Board of Directors

B.2.1	Give details of all the committees of the Board of Directors and their members.

NOMINATING, COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE

Name	Post	Type
Mr. Alfonso Ferrari Herrero	Chairman	Independent
Mr. Carlos Colomer Casellas	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. Pablo Isla Álvarez de Tejera	Member	Independent
Mr. Peter Erskine	Member	Other external

AUDIT AND CONTROL COMMITTEE

Name	Post	Type
Mr. Gonzalo Hinojosa Fernández de Angulo	Chairman	Independent
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Antonio Massanell Lavilla	Member	Proprietary

HUMAN RESOURCES, AND CORPORATE REPUTATION AND RESPONSIBILITY

COMMITTEE

Name	Post	Type
Mr. Francisco Javier de Paz Mancho	Chairman	Independent
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Antonio Massanell Lavilla	Member	Proprietary
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. Pablo Isla Álvarez de Tejera	Member	Independent

REGULATION COMMITTEE

Name	Post	Type
Mr. Pablo Isla Álvarez de Tejera	Chairman	Independent
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. David Arculus	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Independent
Mr. José Fernando de Almansa Moreno-Barreda	Member	Other external
Ms. María Eva Castillo Sanz	Member	Independent

SERVICE QUALITY AND CUSTOMER SERVICE COMMITTEE

Name	Post	Type
Mr. Antonio Massanell Lavilla	Chairman	Proprietary
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Carlos Colomer Casellas	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Ms. María Eva Castillo Sanz	Member	Independent
Mr. Pablo Isla Álvarez de Tejera	Member	Independent

INTERNATIONAL AFFAIRS COMMITTEE

Name	Post	Type
Mr. José Fernando de Almansa Moreno-Barreda	Chairman	Other external
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. David Arculus	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. José María Abril Pérez	Member	Proprietary
Mr. Luiz Fernando Furlán	Member	Independent

EXECUTIVE COMMISSION

Name	Post	Type
Mr. César Alierta Izuel	Chairman	Executive
Mr. Isidro Fainé Casas	Vice Chairman	Proprietary
Mr. José María Abril Pérez	Vice Chairman	Proprietary
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Carlos Colomer Casellas	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. Julio Linares López	Member	Executive
Mr. Peter Erskine	Member	Other external

STRATEGY COMMITTEE

Name	Post	Type
Mr. Peter Erskine	Chairman	Other external
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. José Fernando de Almansa Moreno-Barreda	Member	Other external
Ms. María Eva Castillo Sanz	Member	Independent

INNOVATION COMMITTEE

Name	Post	Type
Mr. Carlos Colomer Casellas	Chairman	Independent
Mr. Antonio Massanell Lavilla	Member	Proprietary
Mr. José María Abril Pérez	Member	Proprietary
Mr. Julio Linares López	Member	Executive
Mr. Peter Erskine	Member	Other external

B.2.2	Indicate whether the Audit Committee is responsible for the following.

To supervise the preparation process, monitoring the integrity of financial information on the company and, if applicable, the group, and revising compliance with regulatory requirements, the adequate boundaries of the scope of consolidation and correct application of accounting principles.

Yes

To regularly review internal control and risk management systems, so main risks are correctly identified, managed and notified.	Yes

To safeguard the independence and efficacy of the internal audit function; propose the selection, appointment, reappointment and removal of the head of internal audit; propose the department’s budget; receive regular report-backs on its activities; and verify that senior management are acting on the findings and recommendations of its reports.

Yes

To establish and supervise a mechanism whereby staff can report, confidentially and, if necessary, anonymously, any irregularities they detect in the course of their duties, in particular financial or accounting irregularities, with potentially serious implications for the firm.

Yes

To submit to the board proposals for the selection, appointment, reappointment and removal of the external auditor, and the engagement conditions.	Yes

To receive regular information from the external auditor on the progress and findings of the audit program and check that senior management are acting on its recommendations.	Yes

To ensure the independence of the external auditor.	Yes

In the case of groups, the Committee should urge the group auditor to take on the auditing of all component companies.	Yes

B.2.3	Describe the organizational and operational rules and the responsibilities attributed to each of the board committees.

International Affairs Committee.

a)	Composition.

The International Affairs Committee shall consist of such number of Directors as the Board of Directors determines from time to time, but in no case less than three, and the majority of its members shall be External Directors.

The Chairman of the International Affairs Committee shall be appointed from among its members.

b)	Duties.

Notwithstanding any other duties that the Board of Directors may assign thereto, the primary mission of the International Affairs Committee shall be to strengthen and bring relevant international issues to the attention of the Board of Directors for the proper development of the Telefónica Group. In that regard, it shall have the following duties, among others:

(i)	To pay special attention to institutional relations in the countries in which the companies of the Telefónica Group operate.

(ii)	To review those matters of importance that affect it in international bodies and forums, or those of economic integration.

(iii)	To review regulatory and competition issues and alliances.

(iv)	To evaluate the programs and activities of the Company’s various Foundations and the resources used to promote its image and international social presence.

c)	Action Plan and Report.

As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the International Affairs Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report, summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the International Affairs Committee.

Audit and Control Committee.

Pursuant to the provisions of Article 31 bis of the Company Bylaws of Telefónica, S.A., Article 21 of the Regulations of the Board of Directors regulates the Audit and Control Committee in the following terms:

a)	Composition.

The Audit and Control Committee shall consist of not less than three nor more than five Directors appointed by the Board of Directors. All members of the Committee must be External Directors, not Executive Directors, and at least one must be an Independent Director. When appointing such members, the Board of Directors shall take into account the appointees’ knowledge and experience in matters of accounting, auditing and risk management.

The Chairman of the Audit and Control Committee, who shall in all events be an Independent Director, shall be appointed from among its members, and shall be replaced every four years; he/she may be re-elected after the passage of one year from the date when he/she ceased to hold office.

b)	Duties.

Without prejudice to any other tasks that the Board of Directors may assign thereto, the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties. Specifically, it shall have at least the following powers and duties:

1)	To report, through its Chairman, to the General Shareholders’ Meeting on matters raised thereat by the shareholders that are within the purview of the Committee;

2)

To propose to the Board of Directors, for submission to the shareholders at the General Shareholders’ Meeting, the appointment of the Auditor mentioned in Article 264 of the Spanish Companies Act (Ley de Sociedades de Capital), as well as, where appropriate, terms for the hiring thereof, the scope of its professional engagement and the revocation or renewal of its appointment.

3)	To supervise internal audit and, in particular:

a)	To ensure the independence and efficiency of the internal audit function;

b)	To propose the selection, appointment and removal of the person responsible for internal audit;

c)	To propose the budget for such service;

d)	To review the internal audit work plan and its annual activities report;

e)	To receive periodic information on its activities; and

f)	To verify that the senior executive officers take into account the conclusions and recommendations of its reports.

4)

To supervise the process of preparing and submitting regulated financial information. With respect thereto, it shall be responsible for supervising the process of preparation and the integrity of the financial information relating to the Company and the Group, reviewing compliance with regulatory requirements, the proper determination of the scope of consolidation, and the correct application of accounting standards, informing the Board of Directors thereof.

5)

To supervise the effectiveness of the Company’s internal control system and risk management systems, and to discuss with the auditors significant weaknesses in the internal control system detected during the audit. With respect thereto, it shall be responsible for proposing to the Board of Directors a risk control and management policy, which shall identify at least the following:

a)	the types of risk (operational, technological, financial, legal and reputational) facing the company;

b)	the setting of the risk level which the company considers acceptable;

c)	the measures to mitigate the impact of the identified risks, should they materialize;

d)	the control and information systems to be used to control and manage the above-mentioned risks.

6)

To establish and supervise a mechanism to allow employees to confidentially and anonymously report potentially significant irregularities, particularly any financial and accounting irregularities detected within the Company.

7)

To establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardize the independence thereof, as well as any other matters relating to the audit procedure, and such other communications as may be provided for in auditing legislation and in technical auditing regulations.

In any event, the Audit and Control Committee must receive, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as information regarding additional services of any kind provided to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of the revised text of the Law on Auditing of Financial Statements approved in Royal Legislative Decree 1/2011, of 1 July.

8)

To issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion regarding the independence of the Auditor. This report must in all cases include an opinion on the provision of the additional services referred to in paragraph 7) above.

c)	Operation.

The Audit and Control Committee shall meet at least once every quarter and as often as appropriate, when called by its Chairman.

In the performance of its duties, the Audit and Control Committee may require that the Company’s Auditor and the person responsible for internal audit, and any employee or senior executive officer of the Company, attend its meetings.

d)	Action Plan and Report.

As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Audit and Control Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report, summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Audit and Control Committee.

Service Quality and Customer Service Committee.

a) Composition.

The Service Quality and Customer Service Committee shall consist of such number of Directors as the Board of Directors determines from time to time, but in no case less than three, and the majority of its members shall be external directors.

The Chairman of the Service Quality and Customer Service Committee shall be appointed from among its members.

b)	Duties.

Without prejudice to any other duties that the Board of Directors may assign thereto, the Service Quality and Customer Service Committee shall have at least the following duties:

(i)	To periodically examine, review and monitor the quality indices of the principal services provided by the companies of the Telefónica Group.

(ii)	To evaluate levels of customer service provided by such companies.

c)	Action Plan and Report.

As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Service Quality and Customer Service Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report, summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Service Quality and Customer Services Committee.

Strategy Committee.

a)	Composition.

The Board of Directors shall determine the number of members of this Committee.

The Chairman of the Strategy Committee shall be appointed from among its members.

b)	Duties.

Without prejudice to any other tasks that the Board of Directors may assign thereto, the primary duty of the Strategy Committee shall be to support the Board of Directors in the analysis and follow up of the global strategy policy of the Telefónica Group.

c)	Action Plan and Report.

As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Strategy Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report, summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Strategy Committee.

Innovation Committee.

a)	Composition.

The Board of Directors shall determine the number of members of this Committee.

The Chairman of the Innovation Committee shall be appointed from among its members.

b)	Duties.

The Innovation Committee is primarily responsible for advising and assisting in all matters regarding innovation. Its main object is to perform an examination, analysis and periodic monitoring of the Company’s innovation projects, to provide guidance and to help ensure their implementation and development across the Group.

c)	Action Plan and Report.

As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Innovation Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report, summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Innovation Committee.

Nominating, Compensation and Corporate Governance Committee.

a)	Composition.

The Nominating, Compensation and Corporate Governance Committee shall consist of not less than three nor more than five Directors appointed by the Board of Directors. All members of the Committee must be external Directors and the majority thereof must be independent Directors.

The Chairman of the Nominating, Compensation and Corporate Governance Committee, who shall in all events be an independent Director, shall be appointed from among its members.

b)	Duties.

Notwithstanding other duties entrusted it by the Board of Directors, the Nominating, Compensation and Corporate Governance Committee shall have the following duties:

1)

To report, following standards of objectivity and conformity to the corporate interest, on the proposals for the appointment, re-election and removal of Directors and senior executive officers of the Company and its subsidiaries, and evaluate the qualifications, knowledge and experience required of candidates to fill vacancies.

2)

To report on the proposals for appointment of the members of the Executive Commission and of the other Committees of the Board of Directors, as well as the Secretary and, if applicable, the Deputy Secretary.

3)	To organize and coordinate, together with the Chairman of the Board of Directors, a periodic assessment of the Board, pursuant to the provisions of Article 13.3 of these Regulations.

4)	To inform on the periodic assessment of the performance of the Chairman of the Board of Directors.

5)

To examine or organize the succession of the Chairman such that it is properly understood and, if applicable, to make proposals to the Board of Directors so that such succession occurs in an orderly and well-planned manner.

6)

To propose to the Board of Directors, within the framework established in the Bylaws, the compensation for the Directors and review it periodically to ensure that it is in keeping with the tasks performed by them, as provided in Article 35 of these Regulations.

7)

To propose to the Board of Directors, within the framework established in the Bylaws, the extent and amount of the compensation, rights and remuneration of a financial nature, of the Chairman, the executive Directors and the senior executive officers of the Company, including the basic terms of their contracts, for purposes of the contractual implementation thereof.

8)	To prepare and propose to the Board of Directors an annual report regarding the Director compensation policy.

9)	To supervise compliance with the Company’s internal rules of conduct and the corporate governance rules thereof in effect from time to time.

10)	To exercise such other powers and perform such other duties as are assigned to such Committee in these Regulations.

c)	Operation.

In addition to the meetings provided for in the annual schedule, the Nominating, Compensation and Corporate Governance Committee shall meet whenever the Board of Directors of the Company or the Chairman thereof requests the issuance of a report or the approval of proposals within the scope of its powers and duties, provided that, in the opinion of the Chairman of the Committee, it is appropriate for the proper implementation of its duties.

d)	Action Plan and Report.

As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Nominating, Compensation and Corporate Governance Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report, summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Nominating, Compensation and Corporate Governance Committee.

Human Resources and Corporate Reputation and Responsibility Committee.

a)	Composition.

The Human Resources and Corporate Reputation and Responsibility Committee shall consist of such number of Directors as the Board of Directors determines from time to time, but in no case less than three, and the majority of its members shall be external Directors.

The Chairman of the Human Resources, Reputation and Corporate Responsibility Committee shall be appointed from among its members.

b)	Duties.

Without prejudice to any other tasks that the Board of Directors may assign thereto, the Human Resources and Corporate Reputation and Responsibility Committee shall have at least the following duties:

(i)	To analyze, report on and propose to the Board of Directors the adoption of the appropriate resolutions on personnel policy matters.

(ii)	To promote the development of the Telefónica Group’s Corporate Reputation and Responsibility project and the implementation of the core values of the Group.

c)	Action Plan and Report.

As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Human Resources, Corporate Reputation and Responsibility Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report, summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Human Resources, Corporate Reputation and Responsibility Committee.

Regulation Committee.

a)	Composition.

The Regulation Committee shall consist of such number of Directors as the Board of Directors determines from time to time, but in no case less than three, and the majority of its members shall be external Directors.

The Chairman of the Regulation Committee shall be appointed from among its members.

b)	Duties.

Notwithstanding other duties entrusted to it by the Board of Directors, the Regulation Committee shall have at least the following functions:

(i)	To monitor on a permanent basis the principal regulatory matters and issues affecting the Telefónica Group at any time, through the study, review and discussion thereof.

(ii)

To act as a communication and information channel between the Management Team and the Board of Directors in regulatory matters and, where appropriate, to advise the latter of those matters deemed important or significant to the Company or to any of the companies of its Group in respect of which it is necessary or appropriate to make a decision or adopt a particular strategy.

c)	Action Plan and Report.

As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Regulation Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report, summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Regulation Committee.

Executive Commission.

a)	Composition.

The Executive Commission shall consist of the Chairman of the Board, once appointed as a member thereof, and not less than three nor more than ten Directors appointed by the Board of Directors.

In the qualitative composition of the Executive Commission, the Board of Directors shall seek to have external or non-executive Directors constitute a majority over the executive Directors.

In all cases, the affirmative vote of at least two-thirds of the members of the Board of Directors shall be required in order for the appointment or re-appointment of the members of the Executive Commission to be valid.

b)	Duties.

The Board of Directors, always subject to the legal provisions in force, has delegated all its powers to an Executive Commission, except those that cannot be delegated by Law, by the Company Bylaws, or by the Regulations of the Board of Directors.

The Executive Commission provides the Board of Directors with a greater efficiency and effectiveness in the execution of its tasks, since it meets more often.

c)	Operation.

The Executive Commission shall meet whenever called by the Chairman, and shall normally meet every fifteen days.

The Chairman and Secretary of the Board of Directors shall act as the Chairman and Secretary of the Executive Commission. One or more Vice Chairmen and a Deputy Secretary may also be appointed.

A quorum of the Executive Commission shall be validly established with the attendance, in person or by proxy, of one-half plus one of its members.

Resolutions shall be adopted by a majority of the Directors attending the meeting (in person or by proxy), and in the case of a tie, the Chairman shall cast the deciding vote.

c) Relationship with the Board of Directors.

The Executive Commission shall report to the Board in a timely manner on the matters dealt with and the decisions adopted at the meetings thereof, with a copy of the minutes of such meetings made available to the members of the Board (article 20.c of the Regulations of the Board of Directors).

B.2.4	Identify any advisory or consulting powers and, where applicable, the powers delegated to each of the committees.

Committee name	Brief description
International Affairs Committee	Consultative and control committee
Audit and Control Committee	Consultative and control committee
Service Quality and Customer Service Committee	Consultative and control committee
Strategy Committee	Consultative and control committee
Innovation Committee	Consultative and control committee
Nominating, Compensation and Corporate Governance Committee	Consultative and control committee
Human Resources and Corporate Reputation and Responsibility Committee	Consultative and control committee
Regulation Committee	Consultative and control committee
Executive Commission	Corporate Body with general decision-making powers and express delegation of all powers corresponding to the Board of Directors except for those that cannot be delegated by law, bylaws or regulations.

B.2.5

Indicate, as appropriate, whether there are any regulations governing the board committees. If so, indicate where they can be consulted, and whether any amendments have been made during the year. Also indicate whether an annual report on the activities of each committee has been prepared voluntarily.

International Affairs Committee

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.

As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year, detailing the issues discussed at the meetings and highlighting certain aspects regarding their powers and duties, composition and operation.

Audit and Control Committee

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. In addition, the Audit and Control Committee is specifically regulated in article 31 bis of the Bylaws. These documents are available for consultation on the company website.

At its meeting held on 12 April 2011 the Company’s Board of Directors approved the partial modification of the Regulations of the Board of Directors, with a view to adapting them to new legislation published to that date concerning corporate enterprises and listed limited companies. The Committee’s composition and duties were also modified in the bylaws by a resolution passed at the General Shareholders’ Meeting last year. Consequently, with a view to coordinating the regulatory texts dealing with the corporate governance of the Company, the implementation of the partial amendments to the Regulations was postponed until the corresponding changes to the bylaws were approved, which took place on 18 May 2011.

The amendments to the Regulations of the Board proposed in April 2011 were particularly concerned with the following changes in legislation: (i) Law 12/2010, of 30 June, modifying Law 19/1988, of 12 July, concerning auditing, Law 24/1988, of 28 July, concerning the securities market, and the revised text of the Spanish Companies Act approved by Royal Legislative Decree 1564/1989, of 22 December, to bring it into line with EU regulations; (ii) Royal Legislative decree 1/2010, of 2 July, approving the revised text of the Corporate Enterprises Act; and (iii) Law 2/2011, of 4 March, on sustainable economy.

The articles in the Regulations of the Board of Directors which were modified include Article 21, concerning the Audit and Control Committee, which was amended to bring the duties of the Committee into line with the text of the eighteenth additional provision of the Spanish Securities Market Law, modified by Law 12/2010.

As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year, detailing the issues discussed at the meetings and highlighting certain aspects regarding their powers and duties, composition and operation.

Service Quality and Customer Service Committee

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.

As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year, detailing the issues discussed at the meetings and highlighting certain aspects regarding their powers and duties, composition and operation.

Strategy Committee

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.

As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year, detailing the issues discussed at the meetings and highlighting certain aspects regarding their powers and duties, composition and operation.

Innovation Committee

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.

As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year, detailing the issues discussed at the meetings and highlighting certain aspects regarding their powers and duties, composition and operation.

Nominating, Compensation and Corporate Governance Committee

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.

As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year, detailing the issues discussed at the meetings and highlighting certain aspects regarding their powers and duties, composition and operation.

Human Resources and Corporate Reputation and Responsibility Committee

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.

As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding their powers and duties, composition and operation.

Regulation Committee

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.

As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding their powers and duties, composition and operation.

Executive Commission

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. The Executive Commission is also regulated by Article 31 of the Bylaws. These documents are available for consultation on the company website.

B.2.6	Indicate whether the composition of the Executive Committee reflects the participation within the board of the different types of directors.

Yes

C	RELATED-PARTY TRANSACTIONS

C.1

Indicate whether the board plenary sessions have reserved the right to approve, based on a favorable report from the Audit Committee or any other committee responsible for this task, transactions which the company carries out with directors, significant shareholders or representatives on the board, or related parties.

Yes

C.2	List any relevant transactions entailing a transfer of assets or liabilities between the company or its group companies and the significant shareholders in the company.

Name or corporate name of significant shareholder	Name or corporate name of the company or its group company	Nature of the relationship	Type of transaction	Amount (in thousands €)
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance agreements, loans and capital contributions (borrower)	305,900
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance costs	27,365
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Commitments acquired	16,165
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance leases (lessor)	8,606
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Financing agreements: capital contributions and loans (lender)	71,760
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Repayment or cancellation of loans and finance leases (lessor)	2,708
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Sale of goods (finished or in progress)	6,741
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Other income	2,760
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance income	14,274
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Receipt of services	16,134
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Leases	716
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Guarantees and deposits given	583,789
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Other expenses	3,434
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Guarantees and deposits received	46
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Commitments acquired	16,516
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Services rendered	217,702
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance income	2,892
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Financing agreements: capital contributions and loans (lender)	277,274

Name or corporate name of significant shareholder	Name or corporate name of the company or its group company	Nature of the relationship	Type of transaction	Amount (in thousands €)
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance costs	6,166
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Commitments acquired	23,274,960
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Receipt of services	2,201
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance agreements, loans and capital contributions (borrower)	232,282
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Guarantees and deposits received	0
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Guarantees and deposits given	569
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Dividends received	8,832
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Dividends and other distributed earnings	514,390
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Receipt of services	19,858
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Finance agreements, loans and capital contributions (borrower)	14,826
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Finance costs	995
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Commitments acquired	259
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Services rendered	36,555
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Finance leases (lessor)	2,408
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Guarantees and deposits received	1

Name or corporate name of significant shareholder	Name or corporate name of the company or its group company	Nature of the relationship	Type of transaction	Amount (in thousands €)
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Guarantees and deposits given	56,307
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Finance income	11
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Commitments acquired	44,354
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Repayment or cancellation of loans and finance leases (lessor)	0
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Other income	0
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Leases	2,199
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Sale of goods (finished or in progress)	27,629
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Other expenses	30
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Finance agreements, loans and capital contributions (borrower)	355,369
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Financing agreements: capital contributions and loans (lender)	298,472
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Guarantees and deposits given	10
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Finance costs	7,764
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Finance income	3,040
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Dividends and other distributed earnings	366,347
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Commitments acquired	800,000
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Receipt of services	1,670
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Guarantees and deposits received	0

C.3	List any relevant transactions entailing a transfer of assets or liabilities between the company or its group companies, and the company’s managers or directors.

C.4

List any relevant transactions undertaken by the company with other companies in its group that are not eliminated in the process of drawing up the consolidated financial statements and whose subject matter and terms set them apart from the company’s ordinary trading activities.

C.5	Identify, where appropriate, any conflicts of interest affecting company directors pursuant to article 127.ter of the LSA.

No

C.6	List the mechanisms established to detect, determine and resolve any possible conflicts of interest between the company and/or its group, and its directors, management or significant shareholders.

The Company policy has established the following principles governing possible conflicts of interest that may affect Directors, senior executive officers or significant shareholders:

•With respect to Directors, Article 32 of the Regulations of the Board of Directors establishes that Directors shall inform the Board of Directors of any situation of direct or indirect conflict they may have with the interest of the company. In the event of conflict, the Director affected shall refrain from participating in the deliberation to which the conflict refers.

Moreover, and in accordance with the provisions set out in the Regulations of the Board, Directors shall refrain from participating in votes that affect matters in which they or persons related to them have a direct or indirect interest.

Likewise, the aforementioned Regulations establish that Directors shall not directly or indirectly enter into professional or commercial transactions with the Company or with any of the companies of the Group, if such transactions are unrelated to the ordinary course of business of the Company or not performed on an arm’s length basis, unless the Board of Directors is informed thereof in advance and, with the prior report of the Nominating, Compensation and Corporate Governance Committee, it approves the transaction upon the affirmative vote of at least 90% of the Directors present in person or by proxy.

Directors must also report with respect to themselves as well as the persons related thereto (a) the direct or indirect interests held by them and (b) the offices held or duties performed at any company that is in a situation of real competition with the Company.

For purposes of the provisions of this paragraph, the following shall not be deemed to be in a situation of actual competition with the Company, even if they have the same or a similar or complementary corporate purpose: (i) companies controlled thereby (within the meaning of Article 42 of the Commercial Code); and (ii) companies with which Telefónica, S.A. has established a strategic alliance. Likewise, for purposes of the provisions hereof, proprietary Directors of competitor companies appointed at the request of the Company or in consideration of the Company’s interest in the capital thereof shall not be deemed to be in a situation of competition.

•With regards to significant shareholders, Article 39 of the Regulations of the Board of Directors stipulates that the Board of Directors shall be aware of the transactions that the Company enters into, either directly or indirectly, with Directors, with significant shareholders or shareholders represented on the Board, or with persons related thereto.

The performance of such transactions shall require the authorization of the Board, after a favorable report of the Nominating, Compensation and Corporate Governance Committee, unless they are transactions or operations that form part of the customary or ordinary activity of the parties involved that are performed on customary market terms and in insignificant amounts for the Company.

The transactions referred to in the preceding sub-section shall be assessed from the point of view of equal treatment of shareholders and the arm’s-length basis of the transaction, and shall be included in the Annual Corporate Governance Report and in the periodic information of the Company upon the terms set forth in applicable laws and regulations.

• With respect to senior executive officers, the Internal Code of Conduct for Securities Markets Issues sets out the general principles of conduct for the persons subject to the said regulations who are involved in a conflict of interest. The aforementioned Code includes all the Company Management Personnel within the concept of affected persons.

In accordance with the provisions of this Code, senior executive officers are obliged to (a) act at all times with loyalty to the Telefónica Group and its shareholders, regardless of their own or other interests; (b) refrain from interfering in or influencing the making of decisions that may affect individuals or entities with whom there is a conflict; and (c) refrain from receiving information classified as confidential which may affect such conflict. Furthermore, these persons are obliged to inform the Company Regulatory Compliance Unit of all transactions that may potentially give rise to conflicts of interest.

C.7	Is more than one group company listed in Spain?

No

Identify the listed subsidiaries in Spain

D	RISK CONTROL SYSTEMS

D.1

Give a general description of risk policy in the company and/or its group, detailing and evaluating the risks covered by the system, together with evidence that the system is appropriate for the profile of each type of risk.

The Telefónica Group’s business is conditioned by a series of intrinsic risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The risks described below are the most significant:

Group-related risks

• Country risk (investments in Latin America).At December 31, 2011, approximately 48.5% of the Telefónica Group’s assets were located in Latin America. In addition, approximately 46.5% of its revenues from operations for 2011 were derived from its Latin American operations. At December 31, 2011 approximately 58.5% of its assets and 49.0% of the income from the Latin American segment were derived from its Brazil transactions. The Telefónica business is especially sensitive to any of the risks related to Latin America described in this section, particularly if they affect or arise in Brazil.

The Group’s investments and operations in Latin America could be affected by a series of risks related to economic, political and social factors in these countries, collectively denominated “country risk,” including risks related to the following:

•

government regulation or administrative polices, as well as the terms of licenses and concessions under which the Telefónica Group operates, may change unexpectedly and negatively affect the economic conditions or business environment in which it operates, and, therefore, the Group’s interests in such countries;

•	inflation may rise, currencies may be devalued or may depreciate or currency restrictions and other restraints on transfer of funds may be imposed;

•	governments may expropriate or nationalize assets or increase their participation in the economy and companies;

•	economic downturns, political instability and civil disturbances may negatively affect the Telefónica Group’s operations in such countries.

• Foreign currency and interest rate risk. The Telefónica Group’s business is exposed to various types of market risks, above all the impact of changes in interest rates or foreign currency exchange rates.

The Telefónica Group uses a variety of strategies to manage this risk, mainly through the use of financial derivatives, which themselves are also exposed to risk. These risk management strategies may not achieve the desired effect, while these hedges are exposed to counterparty risk.

See Note 16 of the consolidated financial statement for a more detailed description of the use of financial instruments to manage risk.

• Dependence on external sources of financing. The performance, expansion and improvement of networks, the development and distribution of the Telefónica Group’s services and products, as well as the development and implementation of new technologies or the renewal of licenses require a substantial amount of financing.

The evolution of financial markets in terms of liquidity, cost of credit, access and volatility, continues to be overshadowed by persisting uncertainty regarding certain factors such as the pace of the economic recovery, the health of the international banking system or the increasing concerns regarding the burgeoning deficits of some European countries. Worsening conditions in international financial markets due to any of these factors may make it more difficult and expensive for the Telefónica Group to refinance its debt (at December 31, 2011, average net debt maturing in the next six years is approximately 6,850 million euros per year) or take on additional debt if necessary.

In addition, the capacity to raise capital in the international capital markets would be impaired in terms of access and cost if Telefónica’s credit ratings were downgraded. On September 28, 2011, Fitch Ratings announced that it was downgrading Telefónica’s long-term rating from A-, negative outlook, to BBB+, stable outlook, and on December 21, 2011, Standard and Poor’s rating Services (S&P) confirmed our BBB+ rating but changed the outlook from stable to negative and on February 2, 2012, Moody’s confirmed our BBB+ credit rating, also changing the outlook from stable to negative. Despite this uncertainty, Telefónica, through its subsidiary Telefónica Emisiones, S.A.U., raised funds in the capital markets in 2011 for an aggregate amount of 4,495 million euros. In February 2012, it tapped the European market with a 1,500 million euro issue of bonds maturing February 21, 2018 with an annual coupon of 4. 797%.

Moreover, the current market conditions could make it harder to renew existing undrawn bilateral credit lines, 24% of which, at December 31, 2011 initially mature prior to December 31, 2012. Finally, the current financial situation could make it more difficult and costly to raise additional equity capital from shareholders.

Risks related to the Group’s industry

• Current global economic situation. The Telefónica Group’s business is impacted by general economic conditions in each of the countries in which it operates. The uncertainty about whether the economic recovery will continue may negatively affect the level of demand of existing and prospective customers, as customers may no longer deem critical the services offered by the Group. The main macroeconomic factors that could have an adverse impact on consumption and, accordingly, demand for our services and the Telefónica Group’s results include the dearth of credit as banks adjust their balance sheets, trends in the labor market, further erosion of consumer confidence, with an immediate increase in saving rates, or needs for greater fiscal adjustment, which would undermine household income levels. This risk is high in Europe, but basically negligible in the rest of the countries where the Telefónica Group operates.

Similarly, the sovereign debt crisis in certain euro-area countries and rating downgrades in some of these should be taken into account. Any further deterioration in sovereign debt markets or greater restrictions on credit in the banking sector could have an adverse impact on Telefónica’s ability to raise financial and/or obtain liquidity. This could have a negative effect on the Group’s businesses, financial position, results or cash flow.

In addition, there could be other possible follow-on effects from the economic crisis on the Group’s business, including insolvency of key customers or suppliers.

• Highly regulated markets. As a multinational telecommunications company that operates in regulated markets, the Telefónica Group is subject to different laws and regulations in each of the jurisdictions in which it provides services and in which supranational regulators such as the European Union and national, state, regional and local authorities intervene to varying degrees and as appropriate. This regulation is strict in the countries in which the Company holds a dominant position.

In Europe, wholesale mobile network termination rates came down in 2011. There were considerable reductions in many of the countries where the Group operates, notably in the UK (with a final reduction scheduled for 2015 and a decrease in prices compared to the end of 2010 of over 83%) and Germany (cuts of over 50% since December 2010). In Spain, in December 2011, the regulator (CMT) launched a public consultation on mobile network call termination rates, proposing a reduction of between 75% and 80%.

Other services with regulated prices include SMS and call roaming. In this case, a declining scale for maximum wholesale and retail prices is in place, with Telefónica already having been forced to cut the maximum prices of voice calls, text messages and wholesale roaming prices from those in force in mid 2011 by 11.43%, 36.36% and 60%, respectively, by mid 2012. In July, the European Commission released a proposal for a review of the Roaming Regulation aimed at achieving a long-term solution. According to this proposal, from July 2014, mobile operators would be forced to separate the sale of roaming services from their domestic services. This would allow users to choose a different operator for calls made in other Member States. The proposal includes a transitional period during which the current maximum prices would be applied until the structural measure is implemented. Retail data roaming prices would also include new caps.

Finally, regarding net neutrality, the Commission released a report on net neutrality in which it maintains the non-regulatory alternative. It did, however, pose the need to know and supervise operators’ traffic management practices. Moreover, the Commission turned to BEREC to draft a set of guidelines for transparency and minimum quality of service standards.

Nevertheless, regulators could also adopt at any time measures or additional requirements to reduce roaming prices and fixed and/or mobile termination rates, and force Telefónica to provide third-party access to its networks.

Moreover, in Latin America there is a move to review –and reduce– mobile network termination prices. For instance, reductions have been approved in Mexico and Chile of 61% and 60%, respectively. In Brazil, in October 2011, the regulator (Anatel) approved the fixed-mobile rate adjustment regulation, which entails a gradual reduction of these rates by applying a CPI- factor. This reduction factor is 18% in 2012, 12% in 2013 and 10% in 2014. The absolute decrease in public rates must be passed on to mobile interconnection rates (VU-M). In addition, there is a trend toward reductions in termination rates in Peru, Venezuela and Colombia.

Meanwhile, the regulatory landscape in Europe has changed as a consequence of the approval in 2009 of the European Union’s common regulatory framework, which had to be transposed into national law by Member States by May 2011. At the date of preparation of this document, of the countries in which the Telefónica Group operates, Spain and Germany had yet to transpose this community law. The regulatory principles established suggest that the new frameworks in each Member State could result in increased regulatory pressure on the local competitive environment. This framework supports the possibility of national regulators, in specific cases and under exceptional conditions, establishing the functional separation between the wholesale and retail businesses of operators with significant market power and vertically integrated operators, whereby they would be required to offer equal wholesale terms to third-party operators that acquire these products.

The recommendation on the application of the European regulatory policy to next-generation broadband networks drawn up by the European Commission could play a key role in the incentives for operators to invest in net fixed broadband networks in the short and medium term, thus affecting the outlook for the business and competition in this market segment. The European Commission is currently recording the respective recommendations on cost accounting and non-discrimination which could apply more regulatory pressure to fixed operators.

Meanwhile, as the Group provides most of its services under licenses, authorizations or concessions, it is vulnerable to economic fines for serious breaches and, ultimately, revocation or failure to renew these licenses, authorizations or concessions or the granting of new licenses to competitors for the provisions of services in a specific market.

The Telefónica Group pursues their renewal to the extent provided by the contractual conditions, though it cannot guarantee that it will always complete this process successfully or under the most beneficial terms for the Group. In many cases it must satisfy certain obligations, including, among others, minimum specified quality standards, service and coverage conditions and capital investment. Failure to comply with these obligations could result in the imposition of fines or even revocation or forfeiture of the license, authorization or concession.

In addition, since the Telefónica Group holds a leading market share in many of the countries where it operates, the Group could be affected by regulatory actions of antitrust or competition authorities. These authorities could prohibit certain actions, such as making further acquisitions or continuing to engage in particular practices or impose fines or other penalties on the Company, which, if significant, could result in loss of market share and/or in harm to future growth of certain businesses.

• Highly competitive markets and markets subject to constant technological development. The Telefónica Group operates in markets that are highly competitive and subject to constant technological development. Therefore, it is subject to the effects of actions by competitors in these markets and its ability to anticipate and adapt to constant technological changes taking place in the industry.

To compete effectively, the Telefónica Group needs to successfully market its products and services and respond to both commercial actions by competitors and other competitive factors affecting these markets, anticipating and adapting promptly to technological changes, changes in consumer preferences and general economic, political and social conditions. Failure to do so appropriately could have an adverse impact on the Telefónica Group’s financial position, operating results and cash flow.

New products and technologies arise constantly, while the development of existing products and technologies can render obsolete the products and services the Telefónica Group offers and the technology it uses. This can force Telefónica to invest in the development of new products, technology and services so it can continue to compete effectively with current or future competitors, which may reduce the revenue margins it obtains. In this respect, margins from the traditional voice and data businesses are shrinking, while new sources of revenues are arising from mobile internet.

One technology that telecommunications operators, including Telefónica (in Spain and Latin America), are focused on is the new FTTx-type network, which offers broadband access using optical fiber with superior services, e.g. internet speed of up to 100mb or HD television services. However, hefty investment is required to deploy these networks, which entails fully or partially substituting the copper of the access loop with fiber optics. As things stand now, scant demand for the capabilities offered by these new networks to end users could make it difficult to quantify the return on investment and justify the high investment.

In addition, many of these network upgrade tasks and the ability to offer new products or services are not entirely under the Telefónica Group’s control and could be constrained by applicable regulation.

• Limitations on spectrum capacity could be costly and curtail growth. Telefónica’s mobile operations in a number of countries may rely on the availability of spectrum. The Company’s failure to obtain sufficient or appropriate capacity and spectrum coverage, and assume the related costs of obtaining this capacity, could have an adverse impact on the quality of services and on the Company’s ability to provide new services, potentially adversely affecting the Group’s financial position and results of operations.

Specifically, in Germany, the regulator launched a public consultation to identify demand for spectrum in the 900 MHz and 1800 MHz frequencies from 2017. A decision in this respect is expected for 2013. Regarding the allocation of new spectrum and the related costs, in 2011, additional spectrum was awarded in Spain covering all bands attributed to mobile services for a total costs for all blocks of approximately 842 million euros.

• Supplier failures. As a mobile and fixed telephony operator and provider of telecommunications services and products, the Telefónica Group, like other companies in the industry, depends upon a small number of major suppliers for essential products and services, mainly network infrastructure and mobile handsets. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements.

If these suppliers fail to deliver products and services to the Telefónica Group on a timely basis, it could jeopardize network deployment and expansion plans, which in some cases could adversely affect the Telefónica Group’s ability to satisfy its license terms and requirements or have an adverse impact on the Telefónica Group’s businesses and the results of its operations.

• Risks associated with unforeseen network interruptions. Unanticipated network interruptions as a result of system failures whether accidental or otherwise, including those due to network, hardware or software failures, which affect the quality of or cause an interruption in the Telefónica Group’s service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, penalties or other measures imposed by regulatory authorities and could harm the Telefónica Group’s reputation.

Telefónica attempts to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and other security measures on its premises. However, these measures are not always effective. Although the Telefónica Group carries business interruption insurance, its insurance policy may not provide coverage in amounts sufficient to compensate for potential losses.

• Electromagnetic radio emissions and possible health risks. Currently, there is significant public concern regarding alleged potential effects of electromagnetic fields, emitted by mobile telephones and base stations, on human health.

This social concern has caused certain governments and administrations to take measures that have hindered the deployment of the infrastructures necessary to ensure quality of service and affected the deployment criteria of new networks.

In May 2011, the specialized body of the World Health Organization in research on cancer (IARC) classified electromagnetic fields of mobile telephony as “possibly carcinogenic,” a classification which also includes products such as coffee and pickled foods. The World Health Organization subsequently indicated, in its fact sheet no. 193 published in June 2011, that to date it cannot be confirmed that the use of a mobile telephone has adverse effects on health, although it was announced that in 2012 a formal assessment of this risk will be conducted, taking into account all scientific evidence available.

Irrespective of the scientific evidence that may be obtained and even though the Telefónica Group has considered these risks and has an action plan for the various countries in which it provides services, to ensure compliance with codes of good practice and relevant regulations, this concern, which may affect the capacity to capture or retain customers or may discourage the use of the mobile telephone, should not be disregarded.

The adoption of new measures by governments or administrations or other regulatory interventions in this respect that may also arise in the future may adversely affect the Group’s business, financial position, results and cash flow.

• Risk of asset impairment. The Telefónica Group reviews on an annual basis, or more frequently where the circumstances require, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future cash flows expected, including, in some cases synergies allowed for in acquisition cost. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to the estimates made and recognize impairment losses in goodwill, intangible assets or fixed assets. Although the recognition of impairments of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group’s operations. In this respect, the Telefónica Group has taken impairment losses on certain of its investments, affecting the results of the year when they were made. In 2011, an impairment loss was recognized on the stake in Telco, S.p.A. which, coupled with the impact of the recovery of part of the operational synergies considered in the investment and the contribution to profit for the year, resulted in a negative impact of 620 million euros.

Other risks

• Litigation and other legal proceedings. Telefónica and Telefónica Group companies are party to lawsuits and other legal proceedings in the ordinary course of their businesses, the financial outcome of which is unpredictable. An adverse outcome in, or any out of court settlement of, these or other proceedings could result in significant costs and may have a material adverse effect on the Telefónica Group’s business, financial condition, results of operations and cash flow.

D.2	Indicate whether the company or group has been exposed to different types of risk (operational, technological, financial, legal, reputational, fiscal…) during the year.

Yes

If so, indicate the circumstances and whether the established control systems worked adequately.

Risks occurring in the year

Risk of asset impairment.

Circumstances responsible for this occurrence

The Telefónica Group has taken impairment losses on certain of its investments, affecting the results of the year when they were made.

Operation of control systems

The Telefónica Group reviews on an annual basis, or more frequently where the circumstances require, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future cash flows expected, including, in some cases synergies allowed for in acquisition cost. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to the estimates made and recognize impairment losses in goodwill, intangible assets or fixed assets. Although the recognition of impairments of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group’s operations.

In this respect, the Telefónica Group has taken impairment losses on certain of its investments, affecting the results of the year when they were made. In 2011, as recorded in the Company’s financial statements, an impairment loss was recognized on the stake in Telco, S.p.A. which, coupled with the impact of the recovery of part of the operational synergies considered in the investment and the contribution to profit for the year, resulted in a negative impact of 620 million euros. The Company also transferred 80 million euros of the value of its holding in BBVA, up to its fair value.

D.3	Indicate whether there is a committee or other governing body in charge of responsible for establishing and supervising these control systems.

Yes

If so, please explain its duties.

Name of the Committee or Body	Description of duties
Audit and Control Committee

The Board of Directors of Telefónica, S.A. has constituted an Audit and Control Committee whose powers and duties and rules of operation are set out in the Company Bylaws and in the Regulations of the Board of Directors. Such regulations comply with all legal requirements as well as with the recommendations for good corporate governance issued by both national and international bodies.

Unless dealing with specific issues, the following shall be invited to attend Committee meetings: the External Auditor, representatives of the Legal General Secretariat and the Board, as well as representatives from the following departments: Strategic, Finance and Development, Internal Audit, Intervention and Inspection, Planning, Budgets and Control, Operations and Human Resources.

Occasionally, as mentioned above, other managers from within the Group are invited to inform the Committee on specific areas of interest to it.

The duties of the Committee are established in the Company Bylaws of Telefónica, S.A. (art. 31 bis), and in the Regulations of the Board of Directors (art. 21), as described in section B.2.3 of this Report..

In addition, the Company has designed a system of information to which the Chairman and the members of the Audit and Control Committee have access, through which they can obtain, if they wish, information on the conclusions of internal auditing reports and on the fulfillment of recommendations subject to specific monitoring.

Likewise, within the Group, Committees have been set up in those companies whose shares are listed on stock market in countries other than Spain, with similar duties to those described for the Audit and Control Committee of Telefónica, S.A.

D.4	Identify and describe the processes for compliance with the regulations applicable to the company and/or its group.

The vast majority of the companies comprising the Telefónica Group operate in the telecommunications sector, which is subject to regulation in nearly all the countries where the Group is present. Among the basic objectives of the internal control model described above is compliance with laws and regulations that affect the Telefónica Group’s activities. In particular, the Group has units exercising specific control over this type of risk, especially through its legal services and in the areas of corporate regulation in the Group companies.

E	GENERAL SHAREHOLDERS’ MEETINGS

E.1

Indicate the quorum required for constitution of the General Shareholders’ Meeting established in the company’s bylaws. Describe how it differs from the system of minimum quorums established in the LSA.

No

	Quorum % other than that established in article 102 of the LSA for general cases	Quorum % other than that established in article 103 of the LSA for the special cases described in article 103
Quorum required for first call	0	0
Quorum required for second call	0	0

E.2	Indicate and, as applicable, describe any differences between the company’s system of adopting corporate resolutions and the framework set forth in the LSA.

No

E.3	List all shareholders’ rights regarding the General Shareholders’ Meetings other than those established under the LSA.

Telefónica grants all shareholders the rights related to the General Shareholders’ Meetings set out in the LSA.

Likewise, with a view to encouraging shareholders’ participation in the GSM, pursuant to Article 11 of the Regulations for the General Shareholders’ Meeting of Telefónica, S.A., shareholders may at all times and after providing evidence of their status as such, make suggestions through the Shareholder Service [Servicio de Atención al Accionista] regarding the organization and operation of the General Shareholders’ Meeting and the powers of the shareholders thereat.

E.4	Indicate the measures, if any, adopted to encourage shareholder participation at General Shareholders’ Meetings.

The primary goal of the Regulations of the General Shareholders’ Meeting of Telefónica, S.A. is to offer the shareholder a framework that guarantees and facilitates the exercise of their rights in their relationship with the governing body of the Company. Particular emphasis is placed on the shareholders’ right to receive information and to participate in the deliberations and voting, by ensuring the widest possible dissemination of the call to meeting and of the proposed resolutions that are submitted to the shareholders at the General Shareholders’ Meeting. In addition to the measures required by the applicable law in effect, the following are specific measures envisaged in the Regulations of the General Shareholders’ Meeting with a view to facilitating shareholders’ attendance and participation therein:

* WEBSITE

From the date of publication of the notice of the call to the General Shareholders’ Meeting, and in order to facilitate shareholders’ attendance and participation therein, the Company shall include in its website, to the extent available and in addition to the documents and information required by the Law, all materials that the Company deems advisable for such purposes and in particular, but not exclusively, the following:

a) The text of all the proposed resolutions that are to be submitted to the shareholders at the General Shareholders’ Meeting and that have by then been approved by the Board of Directors, provided, however, that the Board of Directors may amend such proposals up to the date of the Meeting when so permitted by the Law.

b) Information regarding the place where the General Shareholders’ Meeting is to be held, describing, when appropriate, the means of access to the meeting room.

c) The procedure to obtain attendance cards or certificates issued by the entities legally authorized to do so.

d) The means and procedures to grant a proxy for the General Shareholders’ Meeting.

e) If established, the means and procedures to cast votes from a distance.

f) Any other matters of interest for purposes of following the proceedings at the Meeting, such as whether or not simultaneous interpretation services will be provided, the possibility that the General Shareholders’ Meeting be followed by audio-visual means, or information in other languages.

The Company shareholders may obtain all the aforementioned information through the corporate website, or may request that it be sent or delivered to them without charge through the mechanisms established on the website for this purpose.

* SUGGESTIONS MADE BY THE SHAREHOLDERS

As indicated above, without prejudice to the shareholders’ right, in such cases and under such terms as are provided in the Law, to have certain matters included in the Agenda for the Meeting that they request be called, the shareholders may at all times and after providing evidence of their status as such, make suggestions through the Shareholder Service [Servicio de Atención al Accionista] regarding the organization and operation of the General Shareholders’ Meeting and the powers of the shareholders thereat.

Likewise, through the Shareholder Service, shareholders may request all types of information, documentation and clarifications required in relation to the General Shareholders’ Meeting, either through the Company website or by calling the toll-free line.

* ELECTRONIC SHAREHOLDERS’ FORUM

On occasion of the call to meeting and until each General Shareholders’ Meeting is held, the Company shall place into operation on its website (www.telefonica.com) an Electronic Shareholders’ Forum, which shall be accessible, with appropriate safeguards, by both individual shareholders and by any voluntary associations they may create as provided by law, in order to facilitate their communication prior to a General Shareholders’ Meeting being held. Proposed resolutions sought to be presented as a supplement to the agenda notified in the call to meeting may be published in the Forum, together with requests for adherence to such proposals, initiatives to reach the percentage sufficient to exercise a minority right provided by Law as well as proxy offers or solicitations.

* PROXY GRANTING AND REPRESENTATION

The Chairman of the General Shareholders’ Meeting, or the Secretary for the Meeting acting under a delegation of powers, shall resolve all questions arising in connection with the validity and effectiveness of the documents setting forth the right of any shareholder to attend the General Shareholders’ Meeting, whether individually or by grouping shares with other shareholders, as well as the granting of a proxy or of powers of representation to another person, and shall ensure that only such documents as fail to meet the minimum essential requirements are considered invalid or ineffective and provided that the defects therein have not been cured.

E.5

Indicate whether the General Shareholders’ Meetings is presided by the Chairman of the Board of Directors. List measures, if any, adopted to guarantee the independence and correct operation of the General Shareholders’ Meeting.

Yes

Details of measures

The General Shareholders’ Meeting of Telefónica, S.A. has established its principles of organization and operation in a set of Regulations, approved by the General Shareholders’ Meeting, and the Chairman must always act in line with the principles, criteria and guidelines set out therein.

In addition to establishing the principles of organization and operation of the General Shareholders’ Meeting, gathering and organizing the different aspects of calling, organizing and holding the General Shareholders’ Meeting in a single text, the document provides mechanisms to:

• Facilitate shareholders’ exercise of their relevant rights, with particular attention to the shareholders’ right to information and to participate in the deliberations and voting.

• Ensure the utmost transparency and efficiency in the establishment of the shareholders’ will and in decision-making at the Meeting, ensuring the widest possible dissemination of the call to meeting and of the proposed resolutions.

Furthermore, in accordance with the Regulations of the Board of Directors, the conduct of the Chairman of the Board must always be in accordance with the decisions and criteria established by the shareholders at the General Shareholders’ Meeting (in addition to the Board of Directors and the Board Committees).

E.6	Indicate the amendments, if any, made to the General Shareholders’ Meeting regulations during the year.

At the General Shareholders’ Meeting held on May 18, 2011, shareholders approved a partial amendment of the Regulations of the General Shareholders’ Meeting to adjust them to legislative changes concerning corporate enterprises and listed limited companies to that date, in particular (i) Royal Legislative decree 1/2010, of 2 July, approving the revised text of the Corporate Enterprises Act; and (ii) Royal Legislative decree 13/2010, of 3 December, on fiscal, labor and liberalization measures designed to encourage investment and to create jobs.

This reform of the Regulations of the General Shareholders’ Meeting was also complemented with the reform of the Company Bylaws which was also approved by the General Shareholders’ Meeting of May 18, 2011, responding additionally to the need to ensure the internal consistency of the regulations and corporate governance of Telefónica, S.A.

The specific amendments introduced to the Regulations of the General Shareholders’ Meeting were:

•

Article 5.- Amended to ensure the enumerated powers of the General Shareholders’ Meeting reflect those set out in article 160 of the Corporate Enterprises Act, in line with the amendments to article 14 of the Company Bylaws.

•

Article 8.1.- Amended to adapt the text taken from article 173 of the Corporate Enterprises Act to article 6, section 2 of Royal Legislative decree 13/2010, in line with the amendment to article 16.1 of the Company Bylaws.

•	Article 11.- Amended to incorporate the provision concerning the Electronic Shareholders’ Forum included in article 539 of the Corporate Enterprises Act.

•

Article 13.1.- Amended to replace a reference to the Spanish Companies Act with one to the Corporate Enterprises Act and a reference to article 114 of the Securities Market Act with one to article 514 (currently article 526) of the Corporate Enterprises Act.

•

Article 14.1.- Amended to agree with modified article 16 of the Company’s Bylaws allowing for the possibility of holding the General Shareholders’ Meeting on premises other than those of the registered offices (any location in Spain) if so agreed by the Board of Directors and in accordance with the provisions of article 175 of the Corporate Enterprises Act.

E.7	Indicate the attendance figures for the General Shareholders’ Meetings held during the year.

	Attendance data
			% remote voting
Date of general meeting	% attending in person	% by proxy	Electronic means	Other	Total
18-05-2011	13.562	38.295	0.000	0.000	51.857

E.8	Briefly indicate the resolutions adopted at the General Shareholders’ Meetings held during the year and the percentage of votes with which each resolution was adopted.

GENERAL SHAREHOLDERS’ MEETING—MAY 18, 2011

Items on agenda	Summary of proposal	Votes in favor	Votes against	Abstentions	Result of the vote
I	Approval of the Annual Accounts for Fiscal Year 2010.	2,207,810,618 (93.284%)	5,956,363 (0.252%)	152,982,880 (6.464%)	Approved
II	Distribution of a dividend to be charged to unrestricted reserves.	2,219,645,239 (93.785%)	4,149,697 (0.175%)	142,954,925 (6.040%)	Approved
III.1	Amendment of articles 1, 6.2, 7, 14, 16.1, 17.4, 18.4, 31 bis and 36 of the Company’s Bylaws.	2,223,675,521 (93.955%)	433,129 (0.018%)	142,641,211 (6.027%)	Approved
III.2	Addition of a new section 5 to article 16 of the Company’s Bylaws.	2,208,538,171 (93.314%)	15,555,091 (0.657%)	142,656,599 (6.028%)	Approved
III.3	Addition of a new article 26 bis to the Company’s Bylaws.	2,223,321,465 (93.940%)	771,470 (0.033%)	142,656,926 (6.028%)	Approved
IV.1	Amendment of Articles 5, 8.1, 11 and 13.1 of the Regulations for the General Shareholders’ Meeting.	2,221,601,233 (93.867%)	2,549,750 (0.108%)	142,598,878 (6.025%)	Approved

Items on agenda	Summary of proposal	Votes in favor	Votes against	Abstentions	Result of the vote
IV.2	Amendment to article 14.1 of the Regulations of the General Shareholders’ Meeting.	2,221,561,630 (93.866%)	2,567,030 (0.108%)	142,621,201 (6.026%)	Approved
V.1	Re-election of Mr. Isidro Fainé Casas as Director.	1,814,864,916 (76.682%)	401,429,841 (16.961%)	150,455,104 (6.357%)	Approved
V.2	Re-election of Mr. Vitalino Manuel Nafría Aznar as Director.	1,855,363,380 (78.393%)	363,702,533 (15.367%)	147,683,948 (6.240%)	Approved
V.3	Re-election of Mr. Julio Linares López as Director.	1,944,245,758 (82.148%)	277,433,490 (11.722%)	145,070,613 (6.130%)	Approved
V.4	Re-election of Mr. David Arculus as Director.	2,192,558,357 (92.640%)	30,152,806 (1.274%)	144,038,698 (6.086%)	Approved
V.5	Re-election of Mr. Carlos Colomer Casellas as Director.	2,159,448,026 (91.241%)	63,286,058 (2.674%)	144,015,777 (6.085%)	Approved
V.6	Re-election of Mr. Peter Erskine as Director.	1,860,884,336 (78.626%)	352,593,877 (14.898%)	153,271,648 (6.476%)	Approved
V.7	Re-election of Mr. Alfonso Ferrari Herrero as Director.	2,137,217,589 (90.302%)	85,512,315 (3.613%)	144,019,957 (6.085%)	Approved
V.8	Re-election of Mr. Antonio Massanell Lavilla as Director.	1,866,463,963 (78.862%)	349,569,679 (14.770%)	150,716,219 (6.368%)	Approved
V.9	Appointment of Mr. Chang Xiaobing as Director.	1,925,895,607 (81.373%)	292,272,374 (12.349%)	148,581,880 (6.278%)	Approved
VI	To authorize the Board of Directors in order that, under Section 297.1.b) of the Corporate Enterprises Act, it may increase the share capital of the company.	2,033,763,073 (85.931%)	182,876,859 (7.727%)	150,109,929 (6.342%)	Approved
VII	Re-election of the Auditor for Fiscal Year 2011.	2,222,589,711 (93.909%)	1,788,628 (0.076%)	142,371,522 (6.015%)	Approved
VIII	Approval of a long-term incentive Plan based on shares of Telefónica, S.A. aimed at members of the Executive Team of the Telefónica Group.	2,186,188,141 (92.371%)	29,190,388 (1.233%)	151,371,332 (6.396%)	Approved
IX	Approval of a long-term incentive restricted Plan based on shares of Telefónica, S.A. aimed at Employees and Executive Personnel of the Telefónica Group.	2,159,764,629 (91.254%)	62,981,871 (2.661%)	144,003,361 (6.084%)	Approved
X	Approval of global purchase plan of Telefónica, S.A. shares for employees of the Telefónica Group	2,185,541,679 (92.344%)	38,741,588 (1.637%)	142,466,594 (6.020%)	Approved
XI	Delegation of powers to formalize, interpret, correct and implement the resolutions adopted by the General Shareholders’ Meeting.	2,223,620,267 (93.952%)	682,863 (0.029%)	142,446,731 (6.019%)	Approved

E.9	Indicate whether the bylaws impose any minimum requirement on the number of shares required to attend the General Shareholders’ Meetings.

Yes

Number of shares required to attend the General Shareholders’ Meetings	300

E.10	Indicate and explain the policies pursued by the company with reference to proxy voting at the General Shareholders’ Meeting.

As indicated above, with a view to facilitating shareholders’ attendance and participation in the General Shareholders’ Meetings, the Company has established the following policies in keeping with the legislation in effect:

* Voting by proxy at the General Shareholders’ Meeting:

• Every shareholder having the right to attend the General Shareholders’ Meeting may be represented thereat by another person, even if not a shareholder. The proxy must be granted specifically for each Meeting, either by using the proxy-granting form printed on the attendance card or in any other manner permitted by the Law.

• Shareholders that do not hold the minimum number of shares required to attend the Meeting (300 shares) may at all times grant a proxy in respect thereof to a shareholder having the right to attend the Meeting, as well as group together with other shareholders in the same situation until reaching the required number of shares, following which a proxy must be granted to one of such shareholders.

* Voting instructions:

• The documents setting forth the proxies or powers of attorney for the General Shareholders’ Meeting shall contain instructions regarding the direction of the vote. If no express instructions are given, it shall be understood that the proxy-holder must vote in favor of the proposed resolutions put forward by the Board of Directors regarding the matters on the agenda and against those proposals which, albeit not included in the Agenda, may be submitted to a vote in said Meeting

*	Proxies:

• If the document setting forth the proxy or power of attorney does not state the specific person or persons to whom the shareholder grants the proxy, such proxy shall be deemed granted in favor of any of the following: the Chairman of the Board of Directors of the Company, or the person that stands in for him as Chairman of the General Shareholders’ Meeting, or such person as is appointed by the Board of Directors, with notice of such appointment being given in advance in the official notice of the call to meeting.

Finally, to facilitate the maximum participation by shareholders, the Chairman of the General Shareholders’ Meeting, or the Secretary for the Meeting acting under a delegation of powers, shall resolve all questions arising in connection with the validity and effectiveness of the documents setting forth the right of any shareholder to attend the General Shareholders’ Meeting, as well as the granting of a proxy or of powers of representation to another person, and shall ensure that only such documents as fail to meet the minimum essential requirements are considered invalid or ineffective and provided that the defects therein have not been rectified.

E.11	Indicate whether the company is aware of the policy of institutional investors on whether or not to participate in the company’s decision-making processes.

No

E.12	Indicate the address and mode of accessing corporate governance content on your company’s website.

Telefónica complies with the applicable legislation and best practices in terms of the content of the website concerning Corporate Governance. In this respect, it fulfils both the technical requirements for access and for content for the Company website, through direct access from the homepage of Telefónica, S.A. (www.telefonica.es) in the section “Shareholders and Investors” (http://www.telefonica.es/investors/), which includes not only all of the information that is legally required, but also information that the Company considers to be of interest.

All the available information included on the Company website, except for certain specific documents, is available in two languages: Spanish and English.

F	DEGREE OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS

Indicate the degree of the company’s compliance with Corporate Governance recommendations.

Should the company not comply with any of them, explain the recommendations, standards, practices or criteria the company applies.

1.

The bylaws of listed companies should not place an upper limit on the votes that can be cast by a single shareholder, or impose other obstacles to the takeover of the company by means of share purchases on the market.

See sections: A.9, B.1.22, B.1.23 and E.1, E.2.

        Explain

According to Article 21 of the Company’s Bylaws, no shareholder may cast a number of votes in excess of 10 percent of the total voting capital existing at any time, regardless of the number of shares held by such shareholder. In determining the maximum number of votes that each shareholder may cast, only the shares held by each such shareholder shall be computed, and those held by other shareholders that have granted their proxy to the first-mentioned shareholder shall not be computed, without prejudice to the application of the aforementioned limit of 10 percent to each of the shareholders that have granted a proxy.

The limitation established in the preceding paragraphs shall also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholder companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or corporate shareholder and the entity or entities that are shareholders themselves and which are directly or indirectly controlled by such individual or corporate shareholder.

In addition, Article 25 of the Bylaws stipulates that no person may be appointed as Director unless they have held, for more than three years prior to their appointment, a number of shares of the Company representing a nominal value of at least 3,000 euros, which shares the Director may not transfer while in office. These requirements shall not apply to those persons who, at the time of their appointment, are related to the Company under an employment or professional relationship, or when the Board of Directors resolves to waive such requirements with the favorable vote of at least 85 percent of its members.

Article 26 of the Bylaws establishes that, in order for a Director to be appointed Chairman, Vice Chairman, Chief Executive Officer or member of the Executive Commission, it shall be necessary for such Director to have served on the Board for at least the three years immediately prior to any such appointment. However, such length of service shall not be required if the appointment is made with the favorable vote of at least 85 percent of the members of the Board of Directors.

The Company Bylaws (article 21) restrict the number of shares that may be cast by a single shareholder or by shareholders belonging to the same group in order to achieve a suitable balance and protect the position of minority shareholders, thus avoiding a potential concentration of votes among a reduced number of shareholders, which could impact on the guiding principle that the General Shareholders’ Meeting must act in the interest of all the shareholders. Telefónica believes that this measure does not entail a device designed to block public tender offers, but rather guarantees that any takeover shall require, in the interest of all shareholders, an offer for one hundred percent of the capital, because, naturally, and as taught by experience, potential offerors may make their offer conditional upon the removal of the defense mechanism.

Notwithstanding the above, in accordance with the provisions of article 527 of the Corporate Enterprises Act, from July 1 2011 any clauses in the bylaws of listed corporations that restrict the number of shares that may be cast by a single shareholder or by shareholders belonging to the same group were null and void.

In addition, the special requirements for appointment as Director (Article 25 of the Bylaws) or as Chairman, Vice Chairman, Chief Executive Officer or member of the Executive Commission (Article 26 of the Bylaws) are justified by the desire that access to the management decision-

making body and to the most significant positions thereon is reserved to persons who have demonstrated their commitment to the Company and who, in addition, have adequate experience as members of the Board, such that continuity of the management model adopted by the Telefónica Group may be assured in the interest of all of its shareholders and stakeholders. In any event, these special requirements may be waived by broad consensus among the members of the Board of Directors, namely, with the favorable vote of at least 85 percent of its members, as provided by the aforementioned articles of the Bylaws.

2.	When a dominant and a subsidiary company are stock market listed, the two should provide detailed disclosure on:

a)	The type of activity they engage in, and any business dealings between them, as well as between the subsidiary and other group companies;

b)	The mechanisms in place to resolve possible conflicts of interest.

See sections: C.4 and C.7

        Not applicable

3.

Even when not expressly required under company law, any decisions involving a fundamental corporate change should be submitted to the General Shareholders’ Meeting for approval or ratification. In particular:

a)

The transformation of listed companies into holding companies through the process of subsidiarization, i.e. reallocating core activities to subsidiaries that were previously carried out by the originating firm, even though the latter retains full control of the former;

b)	Any acquisition or disposal of key operating assets that would effectively alter the company’s corporate purpose;

c)	Operations that effectively add up to the company’s liquidation.

        Complies

4.

Detailed proposals of the resolutions to be adopted at the General Shareholders’ Meeting, including the information stated in Recommendation 28, should be made available at the same time as the publication of the Meeting notice.

        Complies

5.	Separate votes should be taken at the General Meeting on materially separate items, so shareholders can express their preferences in each case. This rule shall apply in particular to:

a)	The appointment or ratification of directors, with separate voting on each candidate;

b)	Amendments to the bylaws, with votes taken on all articles or group of articles that are materially different.

See section: E.8

        Complies

6.	Companies should allow split votes, so financial intermediaries acting as nominees on behalf of different clients can issue their votes according to instructions.

See section: E.4

        Complies

7.

The Board of Directors should perform its duties with unity of purpose and independent judgment, according all shareholders the same treatment. It should be guided at all times by the company’s best interest and, as such, strive to maximize its value over time.

It should likewise ensure that the company abides by the laws and regulations in its dealings with stakeholders; fulfills its obligations and contracts in good faith; respects the customs and good practices of the sectors and territories where it does business; and upholds any additional social responsibility principles it has subscribed to voluntarily.

        Complies

8.

The board should see the core components of its mission as to approve the company’s strategy and authorize the organizational resources to carry it forward, and to ensure that management meets the objectives set while pursuing the company’s interests and corporate purpose. As such, the board in full should reserve the right to approve:

a)	The company’s general policies and strategies, and, in particular:

i)	The strategic or business plans, management targets and annual budgets;

ii)	Investment and financing policy;

iii)	Design of the structure of the corporate group;

iv)	Corporate governance policy;

v)	Corporate social responsibility policy;

vi)	Remuneration and evaluation of senior officers;

vii)	Risk control and management, and the periodic monitoring of internal information and control systems.

viii)	Dividend policy, as well as the policies and limits applying to treasury stock.

See sections: B.1.10, B.1.13, B.1.14 and D.3

b)	The following decisions:

i)	On the proposal of the company’s chief executive, the appointment and removal of senior officers, and their compensation clauses.

See section: B.1.14.

ii)	Directors’ remuneration, and, in the case of executive directors, the additional consideration for their management duties and other contract conditions.

See section: B.1.14.

iii)	The financial information that all listed companies must periodically disclose.

iv)	Investments or operations considered strategic by virtue of their amount or special characteristics, unless their approval corresponds to the General Shareholders’ Meeting;

v)

The creation or acquisition of shares in special purpose vehicles or entities resident in countries or territories considered tax havens, and any other transactions or operations of a comparable nature whose complexity might impair the transparency of the group.

c)	Transactions which the company conducts with directors, significant shareholders, shareholders with board representation or other persons related thereto (“related-party transactions”)

However, board authorization need not be required for related-party transactions that simultaneously meet the following three conditions:

1. They are governed by standard form contracts applied on an across-the-board basis to a large number of clients;

2. They go through at market prices, generally set by the person supplying the goods or services;

3. Their amount is no more than 1% of the company’s annual revenues.

It is advisable that related-party transactions should only be approved on the basis of a favorable report from the Audit Committee or some other committee handling the same function; and that the directors involved should neither exercise nor delegate their votes, and should withdraw from the meeting room while the board deliberates and votes.

Ideally the above powers should not be delegated with the exception of those mentioned in b) and c), which may be delegated to the Executive Committee in urgent cases and later ratified by the full board.

See sections: C.1 and C.6

                Complies

9.	In the interests of maximum effectiveness and participation, the Board of Directors should ideally comprise no fewer than five and no more than fifteen members.

See section: B.1.1

                Explain

The complexity of the Telefónica Group organizational structure, given the considerable number of companies it comprises, the variety of sectors it operates in, its multinational nature, as well as its economic and business relevance, justify the fact that the number of members of the Board is adequate to achieve an efficient and operative operation.

In addition, it is important to bear in mind the Company’s large number of Board committees, which ensures the active participation of all its Directors.

10.

External directors, proprietary and independent, should occupy an ample majority of board places, while the number of executive directors should be the minimum practical bearing in mind the complexity of the corporate group and the ownership interests they control.

See sections: A.2 , A.3, B.1.3 and B.1.14.

                Complies

11.

In the event that some external director can be deemed neither proprietary nor independent, the company should disclose this circumstance and the links that person maintains with the company or its senior officers, or its shareholders.

See section: B.1.3

                Complies

12.

That among external directors, the relation between proprietary members and independents should match the proportion between the capital represented on the board by proprietary directors and the remainder of the company’s capital.

This proportional criterion can be relaxed so the weight of proprietary directors is greater than would strictly correspond to the total percentage of capital they represent:

1.	In large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings, despite the considerable sums actually invested.

2.	In companies with a plurality of shareholders represented on the board but not otherwise related.

See sections: B.1.3, A.2 and A.3

                Explain

The aforementioned recommendation number 12 refers to the composition of the group of external Directors. As stated in section B.1.3 of this Annual Corporate Governance Report, at December 31, 2011, the group of external Directors of Telefónica, S.A. was composed of 15 members (of a total of 18 Members), of whom five are proprietary Directors, eight are independent and two fall under the “other external Directors” category.

Of the five proprietary directors, two act in representation of Caja de Ahorros y Pensiones de Barcelona (“la Caixa”), which holds 5.410% of the capital stock of Telefónica, S.A., and two act in representation of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), which holds 5.658% of the capital stock, and one acts in representation of China Unicom (Hong Kong) Limited (China Unicom) which holds 1.37% of the capital stock.

Applying the proportional criteria established in article 243 of the Corporate Enterprises Act (and formerly in article 137 of the Spanish Companies Act, to which Recommendation 12 of the Unified Code refers to), regarding the total number of directors, the stakes held by “la Caixa” and BBVA are sufficient to entitle each entity to appoint a director.

Moreover, it must be taken into account that Recommendation 12 stipulates that this strict proportionality criterion can be relaxed so the weight of proprietary directors is greater than would strictly correspond to the total percentage of capital they represent in large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings, despite the considerable sums actually invested.

In this regard, Telefónica is the listed company on Spanish stock exchanges with the highest stock market capitalization, reaching the figure of 61,089 million euros at December 31, 2011, which means a very high absolute value of the stakes of “la Caixa” and BBVA in Telefónica (that of “la Caixa” is 3,305 million euros, and that of BBVA is 3,456 million euros), which justifies the overrepresentation of these entities on the Board of Directors, rising from one member of the board each (to which they would strictly have the right in accordance with Article 243 of the Spanish Corporations Law) to two members, i.e. permitting the appointment of just one more proprietary director over the strictly legal proportion.

On January 23, 2011, China Unicom, expanding on the existing strategic partnership, signed an extension to their Strategic Partnership Agreement with Telefónica, S.A., in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. In recognition of Chain Unicom’s stake in Telefónica, at the General Shareholders’ Meeting held on May 18, 2011 the Company approved the appointment of the Board member named by China Unicom.

13.	The number of independent directors should represent at least one third of all board members.

See section: B.1.3

                Complies

14.	The nature of each director should be explained to the General Meeting of Shareholders, which will make or ratify his or her appointment. Such determination should subsequently be confirmed or reviewed in each year’s Annual Corporate Governance Report, after verification by the Nomination Committee. Said Report should also disclose the reasons for the appointment of proprietary directors at the urging of shareholders controlling less than 5% of capital; and explain any rejection of a formal request for a board place from shareholders whose equity stake is equal to or greater than that of others applying successfully for a proprietary directorships.

See sections: B.1.3 and B.1.4

                Complies

15.

When women directors are few or non existent, the board should state the reasons for this situation and the measures taken to correct it; in particular, the Nomination Committee should take steps to ensure that:

a)	The process of filling board vacancies has no implicit bias against women candidates;

b)	The company makes a conscious effort to include women with the target profile among the candidates for board places.

See sections: B.1.2, B.1.27 and B.2.3.

                Explain

The search for women who meet the necessary professional profile is a question of principle and, in this regard, it is clear that Telefónica has taken this concern on board. In this regard, it should be noted that, on January 23, 2008, the Board of Directors unanimously agreed to coopt, at the proposal of the Nominating, Compensation and Corporate Governance Committee, Ms. María Eva Castillo Sanz as an Independent Director of Telefónica. This appointment was ratified by the Ordinary General Shareholders’ Meeting of Telefónica held on April 22, 2008, and she was thus appointed as a Member of the Board of the Company for a term of five years.

Likewise, on December 19, 2007, the Board of Directors unanimously agreed, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, to appoint Ms. María Luz Medrano Aranguren as the Deputy Secretary General and Secretary of the Board of Directors of Telefónica.

Article 10.3. of the Regulations of the Board of Directors stipulates that the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized caliber, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as independent Directors.

Therefore, the selection procedure described above is based exclusively on the personal merits of the candidates (“recognized caliber, qualifications and experience”) and their ability to dedicate themselves to their work as members of the board. There is thus no implicit bias against the selection of women directors, if, among the potential candidates, there are women who meet the professional profile sought in each case.

16.

The Chairman, as the person responsible for the proper operation of the Board of Directors, should ensure that directors are supplied with sufficient information in advance of board meetings, and work to procure a good level of debate and the active involvement of all members, safeguarding their rights to freely express and adopt positions; he or she should organize and coordinate regular evaluations of the board and, where appropriate, the company’s chief executive, along with the chairmen of the relevant board committees.

See section: B.1 42

                Complies

17.

When a company’s Chairman is also its chief executive, an independent director should be empowered to request the calling of board meetings or the inclusion of new business on the agenda; to coordinate and give voice to the concerns of external directors; and to lead the board’s evaluation of the Chairman.

See section: B.1.21

                Partially complies

Although there are no specific powers granted to an independent Director to these effects, the Company considers that this recommendation can be deemed as complied with for the following reasons:

In accordance with Article 29 of the Regulations of the Board of Directors, all the Directors of the Company, including all independent Directors, may request that a meeting of the Board of Directors be called whenever they consider it necessary, or that the items they deem appropriate be included in the Agenda.

• In addition, in accordance with article 13.3 of said Regulations, the Chairman of the Nominating, Compensation and Corporate Governance Committee –a post that shall always be given to an independent Director (article 22 of the Regulations)– and the Chairman of the Board of Directors shall be responsible for organizing and coordinating a periodic assessment of the Board.

18.	The Secretary should take care to ensure that the board’s actions:

a)	Adhere to the spirit and letter of laws and their implementing regulations, including those issued by regulatory agencies;

b)	Comply with the company bylaws and the regulations of the General Shareholders’ Meeting , the Board of Directors and others;

c)	Are informed by those good governance recommendations of the Unified Code that the company has subscribed to.

In order to safeguard the independence, impartiality and professionalism of the Secretary, his or her appointment and removal should be proposed by the Nomination Committee and approved by a full board meeting; the relevant appointment and removal procedures being spelled out in the board’s regulations.

See section: B.1.34

                Complies

19.

The board should meet with the necessary frequency to properly perform its functions, in accordance with a calendar and agendas set at the beginning of the year, to which each director may propose the addition of other items.

See section: B.1.29

                Complies

20.

Director absences should be kept to the bare minimum and quantified in the Annual Corporate Governance Report. When directors have no choice but to delegate their vote, they should do so with instructions.

See sections: B.1.28 and B.1.30

                Complies

21.

When directors or the Secretary express concerns about some proposal or, in the case of directors, about the company’s performance, and such concerns are not resolved at the meeting, the person expressing them can request that they be recorded in the minute book.

                Complies

22.	The board in full should evaluate the following points on a yearly basis:

a)	The quality and efficiency of the board’s operation;

b)	Starting from a report submitted by the Nomination Committee, how well the Chairman and chief executive have carried out their duties;

c)	The performance of its committees on the basis of the reports furnished by the same.

See section: B.1.19

                Complies

23.

All directors should be able to exercise their right to receive any additional information they require on matters within the board’s competence. Unless the bylaws or board regulations indicate otherwise, such requests should be addressed to the Chairman or Secretary.

See section: B.1.42

                Complies

24.

All directors should be entitled to call on the company for the advice and guidance they need to carry out their duties. The company should provide suitable channels for the exercise of this right, extending in special circumstances to external assistance at the company’s expense.

See section: B.1.41

                Complies

25.

Companies should organize induction programs for new directors to acquaint them rapidly with the workings of the company and its corporate governance rules. Directors should also be offered refresher programs when circumstances so advise.

                Complies

26.	Companies should require their directors to devote sufficient time and effort to perform their duties effectively, and, as such:

a)	Directors should apprise the Nomination Committee of any other professional obligations, in case they might detract from the necessary dedication;

b)	Companies should lay down rules about the number of directorships their board members can hold.

See sections: B.1.8, B.1.9 and B.1.17

                Complies

27.

The proposal for the appointment or renewal of directors which the board submits to the General Shareholders’ Meeting, as well as provisional appointments by the method of co-option, should be approved by the board:

a)	On the proposal of the Nomination Committee, in the case of independent directors.

b)	Subject to a report from the Nomination Committee in all other cases.

See section: B.1.2

                Complies

28.	Companies should post the following director particulars on their websites, and keep them permanently updated:

a)	Professional experience and background;

b)	Directorships held in other companies, listed or otherwise;

c)	An indication of the director’s classification as executive, proprietary or independent; In the case of proprietary directors, stating the shareholder they represent or have links with.

d)	The date of their first and subsequent appointments as a company director; and

e)	Shares held in the company and any options on the same.

                Complies

29.	Independent directors should not stay on as such for a continued period of more than 12 years.

See section: B.1.2

                Complies

30.

Proprietary directors should resign when the shareholders they represent dispose of their ownership interest in its entirety. If such shareholders reduce their stakes, thereby losing some of their entitlement to proprietary directors, the latter’s number should be reduced accordingly.

See sections: A.2, A.3 and B.1.2

                Complies

31.

The Board of Directors should not propose the removal of independent directors before the expiry of their tenure as mandated by the bylaws, except where just cause is found by the board, based on a proposal from the Nomination Committee. In particular, just cause will be presumed when a director is in breach of his or her fiduciary duties or comes under one of the disqualifying grounds enumerated in section III. 5 (Definitions) of this Code.

The removal of independents may also be proposed when a takeover bid, merger or similar corporate operation produces changes in the company’s capital structure, in order to meet the proportionality criterion set out in Recommendation 12.

See sections: B.1.2, B.1.5 and B.1.26

                Complies

32.

Companies should establish rules obliging directors to inform the board of any circumstance that might harm the organization’s name or reputation, tendering their resignation as the case may be, with particular mention of any criminal charges brought against them and the progress of any subsequent trial.

The moment a director is indicted or tried for any of the crimes stated in article 124 of the Public Limited Companies Act, the board should examine the matter and, in view of the particular circumstances and potential harm to the company’s name and reputation, decide whether or not he or she should be called on to resign. The board should also disclose all such determinations in the Annual Corporate Governance Report.

See sections: B.1.43, B.1.44

                Complies

33.

All directors should express clear opposition when they feel a proposal submitted for the board’s approval might damage the corporate interest. In particular, independents and other directors unaffected by the conflict of interest should challenge any decision that could go against the interests of shareholders lacking board representation.

When the board makes material or reiterated decisions about which a director has expressed serious reservations, then he or she must draw the pertinent conclusions. Directors resigning for such causes should set out their reasons in the letter referred to in the next Recommendation.

This terms of this Recommendation should also apply to the Secretary of the board, director or otherwise.

                Complies

34.

Directors who give up their place before their tenure expires, through resignation or otherwise, should state their reasons in a letter to be sent to all members of the board. Irrespective of whether such resignation is filed as a significant event, the motive for the same must be explained in the Annual Corporate Governance Report.

See section: B.1.5

                Complies

35.	The company’s remuneration policy, as approved by its Board of Directors, should specify at least the following points:

a)	The amount of the fixed components, itemized where necessary, of board and board committee attendance fees, with an estimate of the fixed annual payment they give rise to.

b)	Variable components, in particular:

i)	The types of directors they apply to, with an explanation of the relative weight of variable to fixed remuneration items;

ii)	Performance evaluation criteria used to calculate entitlement to the award of shares or share options or any performance-related remuneration;

iii)	The main parameters and grounds for any system of annual bonuses or other non cash benefits; and

iv)	An estimate of the sum total of variable payments arising from the remuneration policy proposed, as a function of degree of compliance with pre-set targets or benchmarks.

c)	The main characteristics of pension systems (for example, supplementary pensions, life insurance and similar arrangements), with an estimate of their amount or annual equivalent cost.

d)	The conditions to apply to the contracts of executive directors exercising senior management functions, among them:

i)	Duration;

ii)	Notice periods; and

iii)	Any other clauses covering hiring bonuses, as well as indemnities or “golden parachutes” in the event of early termination of the contractual relation between company and executive director.

See section: B.1.15

                Complies

36.

Remuneration comprising the delivery of shares in the company or other companies in the group, share options or other share-based instruments, payments linked to the company’s performance or membership of pension schemes should be confined to executive directors.

The delivery of shares is excluded from this limitation when directors are obliged to retain them until the end of their tenure.

See sections: A.3, B.1.3

                Complies

37.

External directors’ remuneration should sufficiently compensate them for the dedication, abilities and responsibilities that the post entails, but should not be so high as to compromise their independence.

                Complies

38.	In the case of remuneration linked to company earnings, deductions should be computed for any qualifications stated in the external auditor’s report.

                Not applicable

39.

In the case of variable awards, remuneration policies should include technical safeguards to ensure they reflect the professional performance of the beneficiaries and not simply the general progress of the markets or the company’s sector, atypical or exceptional transactions or circumstances of this kind.

                Complies

40.

The Board should submit a report on the directors’ remuneration policy to the advisory vote of the General Shareholders’ Meeting, as a separate point on the agenda. This report can be supplied to shareholders separately or in the manner each company sees fit.

The report will focus on the remuneration policy the board has approved for the current year, with reference, as the case may be, to the policy planned for future years. It will address all the points referred to in Recommendation 35, except those potentially entailing the disclosure of commercially sensitive information. It will also identify and explain the most significant changes in remuneration policy with respect to the previous year, with a global summary of how the policy was applied over the period in question.

The role of the Remuneration Committee in designing the policy should be reported to the Meeting, along with the identity of any external advisors engaged.

See sections: B.1.16

                Partially complies

At the Company’s Ordinary General Shareholders’ Meeting, the annual report regarding the Board of Directors compensation policy is given to shareholders for information purposes, containing the information stipulated in recommendation 40 of the Unified Good Governance Code and made available to shareholders from the date of publication of the call for the General Shareholders’ Meeting.

Telefónica provides extensive information at its Annual General Shareholders’ Meetings, through the presentations made thereat by the General Secretary and Secretary of the Board of Directors of the Company, regarding the contents and highlights of such Report on the Compensation Policy for the Board of Directors.

As regards submitting such report to a consultative vote at the General Shareholders’ Meeting, as a separate item on the agenda, Telefónica did not deem it advisable for the General Shareholders’ Meeting held on May 18, 2011 because it believes that this matter falls outside the purview of the shareholders at a General Meeting and, in addition, because it is a highly strategic issue and a vote thereon might therefore lead to open debate at each Meeting, thus generating instability and uncertainty.

The Annual Report on Directors’ Compensation referred to in article 61 ter of the Securities Market Act will be submitted to a consultative vote at the General Shareholders’ Meeting to be held in the first half of 2012, as a separate item on the agenda.

41.	The notes to the annual accounts should list individual directors’ remuneration in the year, including:

a)	A breakdown of the compensation obtained by each company director, to include where appropriate:

i)	Participation and attendance fees and other fixed directors payments;

ii)	Additional compensation for acting as chairman or member of a board committee;

iii)	Any payments made under profit-sharing or bonus schemes, and the reason for their accrual;

iv)	Contributions on the director’s behalf to defined-contribution pension plans, or any increase in the director’s vested rights in the case of contributions to defined-benefit schemes;

v)	Any severance packages agreed or paid;

vi)	Any compensation they receive as directors of other companies in the group;

vii)	The remuneration executive directors receive in respect of their senior management posts;

viii)

Any kind of compensation other than those listed above, of whatever nature and provenance within the group, especially when it may be accounted a related-party transaction or when its omission would detract from a true and fair view of the total remuneration received by the director.

b)	An individual breakdown of deliveries to directors of shares, share options or other share-based instruments, itemized by:

i)	Number of shares or options awarded in the year, and the terms set for their execution;

ii)	Number of options exercised in the year, specifying the number of shares involved and the exercise price;

iii)	Number of options outstanding at the annual close, specifying their price, date and other exercise conditions;

iv)	Any change in the year in the exercise terms of previously awarded options.

c)	Information on the relation in the year between the remuneration obtained by executive directors and the company’s profits, or some other measure of enterprise results.

                Complies

42.

When the company has an Executive Committee, the breakdown of its members by director category should be similar to that of the board itself. The Secretary of the board should also act as secretary to the Executive Committee.

See sections: B.2.1 and B.2.6

                Complies

43.	The board should be kept fully informed of the business transacted and decisions made by the Executive Committee. To this end, all board members should receive a copy of the Committee’s minutes.

                Complies

44.	In addition to the Audit Committee mandatory under the Securities Market Act, the Board of Directors should form a committee, or two separate committees, of Nomination and Remuneration.

The rules governing the make-up and operation of the Audit Committee and the committee or committees of Nomination and Remuneration should be set forth in the board regulations, and include the following:

a)

The Board of Directors should appoint the members of such committees with regard to the knowledge, aptitudes and experience of its directors and the terms of reference of each committee; discuss their proposals and reports; and be responsible for overseeing and evaluating their work, which should be reported to the first board plenary following each meeting;

b)

These committees should be formed exclusively of external directors and have a minimum of three members. Executive directors or senior officers may also attend meetings, for information purposes, at the Committees’ invitation.

c)	Committees should be chaired by an independent director.

d)	They may engage external advisors, when they feel this is necessary for the discharge of their duties.

e)	Meeting proceedings should be minuted and a copy of the minutes sent to all board members.

See sections: B.2.1 and B.2.3

                Complies

45.

The job of supervising compliance with internal codes of conduct and corporate governance rules should be entrusted to the Audit Committee, the Nomination Committee or, as the case may be, separate Compliance or Corporate Governance committees.

                Complies

46.	All members of the Audit Committee, particularly its chairman, should be appointed with regard to their knowledge and background in accounting, auditing and risk management matters.

                Complies

47.	Listed companies should have an internal audit function, under the supervision of the Audit Committee, to ensure the proper operation of internal reporting and control systems.

                Complies

48.

The head of internal audit should present an annual work program to the Audit Committee, report to it directly on any incidents arising during its implementation, and submit an activities report at the end of each year.

                Complies

49.	Control and risk management policy should specify at least:

a)

The different types of risk (operational, technological, financial, legal, reputational, …) the company is exposed to, with the inclusion under financial or economic risks of contingent liabilities and other off-balance sheet risks;

b)	The determination of the risk level the company sees as acceptable;

c)	Measures in place to mitigate the impact of risk events should they occur;

d)	The internal reporting and control systems to be used to control and manage the above risks, including contingent liabilities and off-balance sheet risks.

See sections: D

                Complies

50.	The Audit Committee’s role should be:

1.	With respect to internal control and reporting systems:

a)

Monitor the preparation and the integrity of the financial information prepared on the company and, where appropriate, the group, checking for compliance with legal provisions, the accurate demarcation of the consolidation perimeter, and the correct application of accounting principles.

b)	Review internal control and risk management systems on a regular basis, so main risks are properly identified, managed and disclosed.

c)

Monitor the independence and efficacy of the internal audit function; propose the selection, appointment, reappointment and removal of the head of internal audit; propose the department’s budget; receive regular report-backs on its activities; and verify that senior management are acting on the findings and recommendations of its reports.

d)

Establish and supervise a mechanism whereby staff can report, confidentially and, if necessary, anonymously, any irregularities they detect in the course of their duties, in particular financial or accounting irregularities, with potentially serious implications for the firm.

2.	With respect of the external auditor:

a)	Make recommendations to the board for the selection, appointment, reappointment and removal of the external auditor, and the terms of his engagement.

b)	Receive regular information from the external auditor on the progress and findings of the audit program, and check that senior management are acting on its recommendations.

c)	Monitor the independence of the external auditor, to which end:

i)	The company should notify any change of auditor to the CNMV as a significant event, accompanied by a statement of any disagreements arising with the outgoing auditor and the reasons for the same.

ii)

The Committee should ensure that the company and the auditor adhere to current regulations on the provision of non-audit services, the limits on the concentration of the auditor’s business and, in general, other requirements designed to safeguard auditors’ independence;

iii)	The Committee should investigate the issues giving rise to the resignation of any external auditor.

d)	In the case of groups, the Committee should urge the group auditor to take on the auditing of all component companies.

See sections: B.1.35, B.2.2, B.2.3 and D.3

                Complies

51.	The Audit Committee should be empowered to meet with any company employee or manager, even ordering their appearance without the presence of another senior officer.

                Complies

52.	The Audit Committee should prepare information on the following points from Recommendation 8 for input to board decision-making:

a)

The financial information that all listed companies must periodically disclose. The Committee should ensure that interim statements are drawn up under the same accounting principles as the annual statements and, to this end, may ask the external auditor to conduct a limited review.

b)

The creation or acquisition of shares in special purpose vehicles or entities resident in countries or territories considered tax havens, and any other transactions or operations of a comparable nature whose complexity might impair the transparency of the group.

c)	Related-party transactions, except where their scrutiny has been entrusted to some other supervision and control committee.

See sections: B.2.2 and B.2.3

                Complies

53.

The Board of Directors should seek to present the annual accounts to the General Shareholders’ Meeting without reservations or qualifications in the audit report. Should such reservations or qualifications exist, both the Chairman of the Audit Committee and the auditors should give a clear account to shareholders of their scope and content.

See section: B.1.38

                Complies

54.	The majority of Nomination Committee members – or Nomination and Remuneration Committee members as the case may be – should be independent directors.

See section: B.2.1

                Complies

55.	The Nomination Committee should have the following functions in addition to those stated in earlier recommendations:

a)

Evaluate the balance of skills, knowledge and experience on the board, define the roles and capabilities required of the candidates to fill each vacancy, and decide the time and dedication necessary for them to properly perform their duties.

b)	Examine or organize, in appropriate form, the succession of the chairman and chief executive, making recommendations to the board so the handover proceeds in a planned and orderly manner.

c)	Report on the senior officer appointments and removals which the chief executive proposes to the board.

d)	Report to the board on the gender diversity issues discussed in Recommendation 14 of this Code.

See section: B.2.3

                Complies

56.	The Nomination Committee should consult with the company’s Chairman and chief executive, especially on matters relating to executive directors.

Any board member may suggest directorship candidates to the Nomination Committee for its consideration.

                Complies

57.	The Remuneration Committee should have the following functions in addition to those stated in earlier recommendations:

a)	Make proposals to the Board of Directors regarding:

i)	The remuneration policy for directors and senior officers;

ii)	The individual remuneration and other contractual conditions of executive directors.

iii)	The standard conditions for senior officer employment contracts.

b)	Oversee compliance with the remuneration policy set by the company.

See sections: B.1.14, B.2.3

                Complies

58.	The Remuneration Committee should consult with the Chairman and chief executive, especially on matters relating to executive directors and senior officers.

                Complies

G	OTHER INFORMATION OF INTEREST

If you consider that there is any material aspect or principle relating to the Corporate Governance practices followed by your company that has not been addressed in this report, specify and explain below.

ALL NOTES RELATED TO SECTION G ARE INCLUDED IN THE APPENDIX TO THIS ANNUAL REPORT ON CORPORATE GOVERNANCE.

You may include in this section any other information, clarification or observation related to the above sections of this report.

Specifically indicate whether the company is subject to corporate governance legislation from a country other than Spain and, if so, include the compulsory information to be provided when different to that required by this report.

Binding definition of independent director:

List any independent directors who maintain, or have maintained in the past, a relationship with the company, its significant shareholders or managers, when the significance or importance thereof would dictate that the directors in question may not be considered independent pursuant to the definition set forth in section 5 of the Unified Good Governance Code.

No

This annual corporate governance report was adopted by the company’s Board of Directors at its meeting held on: 22-2-2012

List whether any directors voted against or abstained from voting on the approval of this Report.

No

*****

This Annual Corporate Governance Report was originally prepared in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

APPENDIX TO THE TELEFÓNICA, S.A. 2011 ANNUAL REPORT ON

CORPORATE GOVERNANCE

I.-	SECTION G OF THE ANNUAL REPORT ON CORPORATE GOVERNANCE: OTHER INFORMATION OF INTEREST

If you consider that there is any material aspect or principle relating to the Corporate Governance practices followed by your company that has not been addressed in this report, specify and explain below.

GENERAL CLARIFICATION: It is hereby stated that the details contained in this report refer to the Financial Year ended on December 31, 2011, except in those issues in which a different date of reference is specifically mentioned.

• Note 1 to Section A.3.]

It should be noted that the Company has an Internal Code of Conduct for Securities Markets Issues setting out, among other issues, the general operating principles for Directors and senior executive officers when carrying out personal trades involving securities issued by Telefónica and financial instruments and contracts whose underlying securities or instruments are issued by the Company.

The general operating principles of this Internal Code of Conduct include transactions subject to notification, action limitations as well as the minimum holding period when acquiring securities in the Company, during which time these may not be transferred, except in the event of extraordinary situations that justify their transfer, subject to authorization by the Regulatory Compliance Committee.

• Note 2 to Section A.3.]

On September 16, 2011, the Executive Chairman of the Company, Mr. César Alierta Izuel, notified the CNMV of the purchase of 100,000 call options granting the right to acquire 10 million shares of Telefónica, S.A. up to the maturity date on June 20, 2014, with an exercise price of 18 euros.

On December 28, 2011, Mr. Carlos Colomer Casellas notified the CNMV of his ownership of various put options on shares of Telefónica, S.A., to be settled by offset. Mr. Colomer thus holds 63,508 put options on Telefónica shares, with an exercise price of 16 euros on 31,250, maturing on June 30, 2012 and of 15.5 euros on the remaining 32,258 which mature on the same date.

The amounts appearing in Section A.3. of this report under “Number of direct options” (i.e. Mr. César Alierta Izuel, 344,613; Mr. Julio Linares López, 258,460; and Mr. José María Álvarez-Pallete López, 156,642) related to the maximum number of shares corresponding to the fourth and fifth phases of the “Performance Share Plan” to be delivered (from July 1, 2012 and July 1, 2013) if all the terms established for such delivery are met.

At the General Shareholders’ Meeting of Telefónica, S.A. on May 18, 2011, its shareholders approved the introduction of a long-term incentive plan for managers and senior executives of the Group (including Executive Directors) known as the Performance & Investment Plan (“PIP”). Under this plan, participants who met the qualifying requirements were awarded a certain number of Telefónica, S.A. shares as a form of variable compensation. Said General Shareholders’ Meeting approved the maximum number of shares to be awarded to Executive Directors subject to their meeting the Co-Investment requirement established in the Plan and the maximum target TSR established for each phase.

In accordance with the above, the amounts appearing in Section A.3. of this report under “Number of direct options” and “Equivalent number of shares” (i.e. Mr. César Alierta Izuel, 249,917—390,496; Mr. Julio Linares López, 149,950—234,298; and Mr. José María Álvarez-Pallete López, 79,519—124,249) relate to the theoretical number of shares assigned and the maximum possible number of shares to be received if the co-investment requirement established in the Plan and the maximum target TSR established for each phase are met.

• Note 3 to Sections A.10 and E.2]

Article 21 of the Company Bylaws establishes that the General Shareholders’ Meeting shall adopt its resolutions with the majority of votes established by law, cast by the shareholders present in person or by proxy.

Each share whose holder is present at the General Shareholders’ Meeting in person or by proxy shall give the right to one vote, except in the case of non-voting shares, subject to the provisions of Law.

Notwithstanding the provisions of the preceding paragraph, no shareholder may cast a number of votes in excess of 10 percent of the total voting capital existing at any time, regardless of the number of shares held by such shareholder.

In determining the maximum number of votes that each shareholder may cast, only the shares held by each such shareholder shall be computed, and those held by other shareholders that have granted their proxy to the first-mentioned shareholder shall not be computed, without prejudice to the application of the aforementioned limit of 10 percent to each of the shareholders that have granted a proxy.

The limit described above also applies to the number of votes that can be cast either jointly or separately by two or more legal entity shareholders belonging to the same corporate group and to the number of votes that may be cast altogether by an individual or legal entity shareholder and any entity or entities that they directly or indirectly control and which are also shareholders.

For purposes of the provisions contained in the preceding paragraph, the provisions of article 4 of the current Securities Market Act of July 28, 1998 (in the reference to article 42 of the Commercial Code) shall apply in order to decide whether or not a group of entities exists and to examine the situations of control indicated above.

Without prejudice to the limitations upon the right to vote described above, all shares present at the Meeting shall be computed for purposes of determining the existence of a quorum in constituting the Meeting, provided, however, that the 10 percent limit on the number of votes established in article 21 of the Company’s Bylaws shall apply to such shares at the time of voting.

Notwithstanding the above, in accordance with the provisions of article 527 of the Corporate Enterprises Act, from July 1 2011 any clauses in the bylaws of listed corporations that directly or indirectly restrict the number of shares that may be cast by a single shareholder or by shareholders belonging to the same group will be null and void.

• Note 4 to Section B.1.7.]

On February 3, 2012, Mr. José María Álvarez-Pallete López tendered his resignation as Director of Telefónica DataCorp, S.A.U.

• Note 5 to Section B.1.10.]

Although the investment and financing policy is not included literally in article 5.4. of the Regulations of the Board of Directors, in practice said policy is the exclusive competency of the Board of Directors of the Company.

Note 6 to Section B.1.11.]

In order to ensure maximum transparency in this matter, and in accordance with the information provided in the Notes to the Financial Statements corresponding to the financial year 2011, below we provide the remuneration and benefits received by the Directors of Telefónica, S.A. in the year 2011.

i) Directors’ compensation

The compensation of Telefónica, S.A.’s Directors is governed by Article 28 of the Bylaws, which states that the compensation amount that the Company may pay to all of its Directors as remuneration and attendance fees shall be fixed by the shareholders at the General Shareholders’ Meeting, which amount shall remain unchanged until and unless the shareholders decide to modify it. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors. This compensation, as laid down in said article of the Bylaws, is compatible with other professional or employment compensation accruing to the Directors by reason of any executive or advisory duties that they perform for the Company, other than the supervision and collective decision-making duties inherent in their capacity as Directors.

Accordingly, on April 11, 2003, shareholders set the maximum gross annual amount to be paid to the Board of Directors at 6 million euros. This includes a fixed payment and fees for attending meetings of the Board of Director’s advisory or control Committees. Total compensation paid to Telefónica, S.A.’s Directors for discharging their duties in 2011 amounted to 4,549,501 euros in fixed compensation and fees for attending the Board’s advisory or control committee meetings.

Therefore, the compensation paid to Telefónica, S.A. directors in their capacity as members of the Board of Directors, the Executive Commission and/or the advisory and control committees consists of a fixed amount payable monthly plus fees for attending the meetings of the Board’s advisory or control committees. Executive Board members other than the Chairman do not receive any amounts for their directorships, but only the corresponding amounts for discharging their executive duties as stipulated in their respective contracts.

The following table presents the fixed amounts established for membership of the Telefónica, S.A. Board of Directors, Executive Commission and the advisory or control Committees:

Position	Board of Directors	Executive Commission	Advisory or Control Committees
Chairman	300,000	100,000	28,000

Vice Chairman	250,000	100,000	—

Board member:	—	—	—
Executive
Proprietary	150,000	100,000	14,000
Independent	150,000	100,000	14,000
Other external	150,000	100,000	14,000

(Euros)

In addition, the amount paid for attendance at each of the Advisory or Control Committee meetings is 1,250 euros.

ii) Individual breakdown

The following table presents the breakdown by item of the compensation and benefits paid to Telefónica, S.A. directors in 2011:

(euros)

Director	Salary/ Compensation[1]	Fixed Payment Board Committees[2]	Attendance fees[3]	Variable short-term remuneration[4]	Other items[5]	TOTAL
Executive
Mr. César Alierta Izuel	2,530,800	100,000	—	4,015,440	265,300	6,911,540
Mr. Julio Linares López	1,973,100	—	—	3,011,580	126,084	5,110,764
Mr. José María Álvarez-Pallete López	316,000	—	—	—	21,570	337,570
Proprietary
Mr. Isidro Fainé Casas	250,000	100,000	—	—	10,000	360,000
Mr. Vitalino Nafría Aznar	250,000	56,000	26,250	—	—	332,250
Mr. José María Abril Pérez	150,000	122,167	13,750	—	—	285,917
Mr. Antonio Massanell Lavilla	150,000	70,000	32,500	—	10,000	262,500
Mr. Chang Xiaobing	87,500	—	—	—	—	87,500
Independent
Mr. David Arculus	150,000	28,000	11,250	—	—	189,250
Ms. Eva Castillo Sanz	150,000	42,000	25,000	—	—	217,000

Director	Salary/ Compensation[1]	Fixed Payment Board Committees[2]	Attendance fees[3]	Variable short-term remuneration[4]	Other items[5]	TOTAL
Mr. Carlos Colomer Casellas	150,000	156,000	21,250	—	130,000	457,250
Mr. Alfonso Ferrari Herrero	150,000	212,000	58,750	—	132,500	553,250
Mr. Luiz Fernando Furlán	150,000	14,000	5,000	—	—	169,000
Mr. Gonzalo Hinojosa Fernández de Angulo	150,000	198,000	48,750	—	133,750	530,500
Mr. Pablo Isla Álvarez de Tejera	150,000	75,833	13,750	—	—	239,583
Mr. Javier de Paz Mancho	150,000	156,000	11,250	—	120,000	437,250
Other external
Mr. Fernando de Almansa Moreno-Barreda	150,000	56,000	25,000	—	10,000	241,000
Mr. Peter Erskine	150,000	156,000	27,500	—	3,750	337,250

1

Salary/Compensation: Cash compensation on an established schedule, whether or not consolidable over time, and payable in consideration of the mere fact of employment, regardless of the director’s actual attendance at meetings of the Board of Telefónica, S.A. Also includes fixed components of pay earned by the director for performing executive duties, as the case may be.

2

Fixed Payment Board Committees: Amount of items other than attendance at meetings payable to Directors for membership of the Executive Committee or advisory or control Committees of Telefónica, S.A., irrespective of effective attendance at meetings of said Committees.

3	Attendance fees: Amounts payable for attendance at meetings of the advisory or control Committees of Telefónica, S.A.

4

Short-term variable compensation: Variable amount linked to the performance or achievement of individual or group objectives (quantitative or qualitative) and commensurate with other compensation or any other reference in euros for a period of up to a year.

5	Other items: Includes, inter alia, amounts paid for membership of the various regional advisory committees in Spain, and the Telefónica Corporate University Advisory Council.

It is duly noted that Mr. Vitalino Nafría Aznar tendered his resignation as Director on December 14, 2011. Appointed to replace him by the method of co-option was Mr. Ignacio Moreno Martínez, who did not receive any compensation in this respect in 2011.

The following table presents the specific compensation paid to Directors of Telefónica, S.A. for membership of the various advisory or control Committees in 2011:

Board Members	Audit and Control	Nominating, Compensation and Corporate Governance	Human Resources, Corporate Reputation and Responsibility	Regulation	Service Quality and Customer Service	International Affairs	Innovation	Strategy	TOTAL
Mr. César Alierta Izuel	—	—	—	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—	—	—	—
Mr. Vitalino Manuel Nafría Aznar	26,500	—	16,500	21,500	—	17,750	—	—	82,250
Mr. Julio Linares López	—	—	—	—	—	—	—		—
Mr. José María Abril Pérez	—	—	—	—	—	20,250	15,667	—	35,917
Mr. José Fernando de Almansa Moreno-Barreda	—	—	—	21,500	—	34,250	—	25,250	81,000
Mr. José María Álvarez-Pallete López	—	—	—	—	—	—	—	—	—
Mr. David Arculus	—	—	—	20,250	—	19,000		—	39,250
Ms. Eva Castillo Sanz	—	—	—	21,500	20,250	—	—	25,250	67,000
Mr. Carlos Colomer Casellas	—	17,750	—	—	17,750	—	41,750	—	77,250
Mr. Peter Erskine	—	20,250	—	—	—	—	24,000	39,250	83,500
Mr. Alfonso Ferrari Herrero	27,750	38,000	17,750	21,500	20,250	20,250	—	25,250	170,750
Mr. Luiz Fernando Furlán	—	—	—	—	—	19,000	—	—	19,000
Mr. Gonzalo Hinojosa Fernández de Angulo	40,500	22,750	19,000	—	20,250	20,250	—	24,000	146,750
Mr. Pablo Isla Álvarez de Tejera	—	20,250	14,000	35,500	14,000	—	5,833	—	89,583
Mr. Antonio Massanell Lavilla	25,250	—	16,500	—	34,250	—	26,500	—	102,500
Mr. Francisco Javier de Paz Mancho	—	—	33,000	16,500	—	17,750	—	—	67,250
Mr. Chang Xiaobing	—	—	—	—	—	—	—	—	—
TOTAL	120,000	119,000	116,750	158,250	126,750	168,500	113,750	139,000	1,062,000

Figures in euros

The following presents a breakdown of the amounts received from other Telefónica Group companies by Directors for discharging executive duties or for membership of the companies’ governing bodies:

(euros)

Director	Salary/ Compensation[1]	Attendance fees[2]	Variable short-term remuneration[3]	Other items[4]	TOTAL
Executive
Mr. José María Álvarez-Pallete López	961,709	—	1,140,138	57,553	2,159,400
Proprietary
Mr. Vitalino Nafría Aznar	16,737	—		—	16,737
Independent
Mr. David Arculus	86,456	—		—	86,456
Ms. Eva Castillo Sanz	240,847	—		—	240,847
Mr. Alfonso Ferrari Herrero	297,275	—		—	297,275
Mr. Luiz Fernando Furlán	299,406	—		—	299,406
Mr. Javier de Paz Mancho	840,667	—		—	840,667
Other external
Mr. Fernando de Almansa Moreno-Barreda	436,214	—		—	436,214
Mr. Peter Erskine	86,456	—		—	86,456

1

Salary/Compensation: Cash compensation on an established schedule, whether or not consolidable over time, and payable in consideration of the mere fact of employment, regardless of the director’s actual attendance at meetings of the board or analogous organ of the Telefónica Group entity in question. Also includes fixed components of pay earned by the director for performing executive duties, as the case may be.

2	Attendance fees: Amounts payable for attendance to meetings of the Board of Directors or similar bodies of any Telefónica Group company.

3

Short-term variable compensation: Variable amount linked to the performance or achievement of individual or group objectives (quantitative or qualitative) and commensurate with other compensation or any other reference in euros for a period of up to a year.

4	Other items: Other amounts related to pension schemes.

With respect to employee benefits, the following table presents a breakdown of internal or external contributions made in 2011 to both long-term savings schemes (including retirement and any other survival benefit) financed fully or partially by the Company for Directors, along with any other compensation in kind received by the Director during the year:

Board Members (Executive)	Contributions to pension plans	Contributions to the Plan de Previsión Social[1]	Compensation in kind[2]
Mr. César Alierta Izuel	8,402	1,014,791	57,955
Mr. Julio Linares López	9,468	555,033	83,923
Mr. José María Álvarez-Pallete López	7,574	355,563	17,346

1

Contributions to the Plan de Previsión Social for Executives, set up in 2006, funded exclusively by the Company to complement the existing Pension Plan. It entails defined contributions equivalent to a certain percentage of the Director’s fixed remuneration in accordance with their professional category within the Telefónica Group’s organization.

2	“Compensation in kind” includes life and other insurance premiums (e.g. general medical and dental insurance).

Share-based payment plans information is as follows:

(i)

The “Performance Share Plan” (PSP), which was approved at the General Shareholders’ Meeting of June 21, 2006, began its fifth and final phase in 2010, In accordance with the terms of the Plan, the shares corresponding to the third phase of the Plan were delivered in July 2011. As established in the general conditions for this phase, a coefficient of 97.8% was applied to the theoretical number of shares assigned to each participant to determine the number of shares to be delivered.

Accordingly, the shares delivered in the third phase of the PSP to the three Executive Directors were as follows: 145,544 shares to Mr. César Alierta Izuel, 99,233 shares to Mr. Julio Linares López, and 66,155 shares to Mr. José María Álvarez-Pallete López. Meanwhile, it is laid down that the maximum number of shares for the fourth and the fifth phase of this Plan to be delivered (from July 1, 2012 and July 1, 2013), to each Executive Director of the Company, in case the covenants are met, are as follows: Mr César Alierta Izuel (173,716 shares for the fourth phase, and 170,897 shares for the fifth phase), Mr Julio Linares López (130,287 shares for the fourth phase, y 128,173 shares for the fifth phase), Mr José María Álvarez-Pallete López (78,962 shares for the fourth phase, y 77,680 shares for the fifth phase); and

(ii)

The “Performance & Investment Plan” (“PIP”) approved at the General Shareholders’ Meeting of May 18, 2011. Under this plan, participants who meet qualifying requirements receive a number of Telefónica shares as variable remuneration. The first phase of this plan began in 2011, once the PSP had finished. The theoretical number of shares assigned and the maximum possible number of shares to be received by the Executive Directors in the first phase of the PIP, if the co-investment requirement established in the Plan and the maximum target TSR established for each phase are met, are as follows (i) to Mr. César Alierta Izuel: 249,917 theoretical shares and a maximum of 390,496 shares; to Mr. Julio Linares López: 149,950 theoretical shares and a maximum of 234,298; and Mr. José María Álvarez-Pallete López: 79,519 theoretical shares and a maximum of 124,249 shares.

Furthermore, at the General Shareholders’ Meeting of Telefónica, S.A. on June 23, 2009, the Company’s shareholders approved the introduction of a Telefónica, S.A. share incentive plan for all employees, including executives and board members, of the Telefónica Group worldwide. Under this plan, employees that meet the qualifying requirements are offered the possibility of acquiring Telefónica, S.A. shares, with this company assuming the obligation of giving participants a certain number of shares free of charge. The maximum sum each employee can assign to this plan is 1,200 euros, while the minimum is 300 euros.

The three board members decided to participate in this plan, contributing the maximum, i.e. 100 euros a month, over 12 months. Therefore, at the date of preparing these financial statements, the three executive Directors had acquired a total of 212 shares through this plan, whereby they are entitled to receive, free of charge, an equivalent number of shares providing that, among other conditions, they retain the acquired shares during the consolidation period (12 months from the end of the acquisition period).

It should be noted that the external Directors do not receive and did not receive in 2011 any compensation in the form of pensions or life insurance, nor do they participate in the share-based payment plans linked to Telefónica’s share price.

In addition, the Company does not grant and did not grant in 2011 any advances, loans or credits to the Directors, or to its top executives, thus complying with the requirements of the U.S.A. Sarbanes-Oxley Act, which is applicable to Telefónica, S.A. as a listed company in that market.

• Note 7 to Section B.1.11.]

Subsection b). The “Fixed Payment” includes both the amounts of the salaries received from other Telefónica Group companies by the members of the Board of Directors in their capacity as executives, and the amount received by the members of the Board of Directors as fixed allowance for belonging to the Board of Directors of any of the companies of the Group or of its respective Committees.

• Note 8 to Section B.1.11.]

It is noted that the total amount of the contributions made by the Telefónica Group during 2011 to the Pension Plan for Senior Executives was 1,658,714.82 euros on behalf of Executive Directors is recorded under the category “Other” in the compensation tables included under points a) and b) of section B.1.11 of the 2011 Annual Corporate Governance Report, as it was done in the Annual Corporate Governance Reports for 2008, 2009 and 2010.

This is because said Plan is an employee benefit that differs to the general pension plan by which Telefónica remunerates its employees (including executive Directors) which is recorded under the sections on “Pension Funds and Plans” in the aforementioned section B.1.11 of the Annual Corporate Governance Report.

• Note 9 to Section B.1.12.]

“Total remuneration received by senior management” includes the economic valuation of the compensation received under the “Performance Share Plan”, as well as contributions made by the Telefónica Group in 2011 to the Pension Plan.

In order to ensure maximum transparency in this matter, and in accordance with the information provided in the Notes to the Financial Statements corresponding to the financial year 2011, below we provide the remuneration and benefits received by the Directors of Telefónica, S.A. in the year.

The seven senior executives of the Company in 2011, excluding those that are also members of the Board of Directors, received since their appointment a total for all items in 2011 of 12,122,954 euros. In addition, the contributions made by the Telefónica Group in 2011 with respect to the Pension Plan for these senior executive officers amounted to 2,709,866 euros. Contribution to the pension plan amounted to 50,208 euros and compensation in kind including life and other insurance premiums (e.g. general medical and dental insurance) to 154,955 euros.

Meanwhile, a total of 299,377 shares corresponding to the third phase of the PSP were delivered to senior executives of the Company. In relation to the fourth and the fifth phase of the forementioned Plan, assigned to senior executives of the Company amounts to 394,779, shares for the fourth phase and 350,485 for the fifth one.

Regarding the PIP approved at the General Shareholders’ Meeting of May 18, 2011, a total of 457,949 shares were assigned to all executive directors of the Company.

• Note 10 to Section B.1.16.]

The Board plans to submit a report on the directors’ remuneration policy to the advisory vote of the General Shareholders’ Meeting, as a separate point on the agenda, during 2011.

• Note 11 to Section B.1.21.]

Although there are no specific powers granted to an independent Director to these effects, the Company considers that this recommendation can be deemed as complied with for the following reasons:

• In accordance with Article 29 of the Regulations of the Board of Directors, all the Directors of the Company, including all independent Directors, may request that a meeting of the Board of Directors be called whenever they consider it necessary, or that the items they deem appropriate be included in the Agenda.

• Furthermore, in accordance with Article 13.3 of said Regulations, the Chairman of the Board of Directors, together with the Chairman of the Nominating, Compensation and Corporate Governance Committee – who shall in all events be an independent Director (Article 22 of the Regulations) – shall be responsible for organizing and coordinating a periodic assessment of the Board.

• Note 12 to Section B.1.29.]

In 2011, the other Board Committees held the following meetings:

•	Human Resources and Corporate Reputation and Responsibility Committee: 4

•	Regulation Committee: 6

•	Service Quality and Customer Service Committee: 4

•	International Affairs Committee: 4

•	Innovation Committee: 11

•	Strategy Committee: 10

• Note 13 to Section B.1.31.]

In accordance with the US securities market regulations, the information contained in the Annual Report on form 20-F (which includes the consolidated Annual Financial Statements of the Telefónica Group), filed with the Securities and Exchange Commission, is certified by the Executive Chairman of the Company and by the CFO and Director of Corporate Development. However, this certification is made after the Financial Statements have been prepared by the Board of Directors of the Company.

• Note 14 to Section B.1.39.]

Financial year 1983 was the first audited by an external auditor. Prior to that, the financial statement were revised by chartered accountants (‘censores de cuentas’). Therefore, 1983 is the base year taken for calculating the percentage in the case of audits of the Individual Annual Accounts of Telefónica, S.A. and 1991 is the date taken for the calculation of the percentage in the case of the Consolidated Annual Accounts, as 1991 was the first year in which the Telefónica Group prepared Consolidated Annual Accounts.

• Note 15 to Section C.2.]

The transactions included under “Commitments Undertaken” in amounts of 23,274,960 and 800,000 euros, the first with Banco Bilbao Vizcaya Argentaria, S.A. and the second with Caja de Ahorros y Pensiones de Barcelona, “la Caixa”, entail transactions with derivatives.

You may include in this section any other information, clarification or observation related to the above sections of this report.

Specifically indicate whether the company is subject to corporate governance legislation from a country other than Spain and, if so, include the compulsory information to be provided when different to that required by this report.

II.-	ADDITIONAL DISCLOSURE REQUIREMENTS UNDER ARTICLE 61 BIS OF THE SPANISH SECURITIES MARKET ACT

Disclosure requirements under Article 61 bis of the Spanish Securities Market Act are as follows:

Securities that are not admitted to trading on a regulated market in a Member State, where appropriate with an indication of the different classes of shares and, for each class, the rights and obligations attaching to it.

Not applicable.

Any restrictions on the transfer of securities and any restrictions on voting rights.

Nothing in the Company By-Laws imposes any restriction or limitation on the free transfer of Telefónica shares.

Pursuant to Article 21 of the Company’s By-Laws, no shareholder may cast a number of votes in excess of 10 percent of the total voting capital existing at any time, regardless of the number of shares held by such shareholder.In determining the maximum number of votes that each shareholder may cast, only the shares held by each such shareholder shall be computed, and those held by other shareholders that have granted their proxy to the first-mentioned shareholder shall not be computed, without prejudice to the application of the aforementioned limit of 10 percent to each of the shareholders that have granted a proxy.

The limitation established in the preceding paragraphs shall also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholder companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or corporate shareholder and the entity or entities that are shareholders themselves and which are directly or indirectly controlled by such individual or corporate shareholder.

However, this restriction on voting rights ceased to be legally binding (section 527 of the Corporate Enterprises Act) on July 1, 2011.

Rules governing the amendment of the article of association.

The procedure for amending the Bylaws is regulated by sections 285 et seq. of the consolidated text of the Corporate Enterprises Act, according to which changes in the Company’s By-Laws must be decided by the Shareholders’ Meeting with the majorities stipulated in sections 194 and 201 of the abovementioned Act. Also, the directors shall draft the wording of the proposed amendment in full and they shall also draft a written report justifying the proposal. Article 14 of the By-Laws and article 5 of the Regulations for the General Shareholders’ Meeting expressly include, among the powers of shareholders acting at a General Shareholders’ Meeting, that of amending the By-Laws.

Article 21 of the Regulations for the General Shareholders’ Meeting regulates the voting procedure for the proposals, stating that, in the case of amendments to the By-Laws, when a single item on the agenda includes different matters, such matters shall be separately submitted to a vote.

Significant agreements to which the company is a party and which take effect, alter or terminate upon a change of control of the company following a takeover bid and the effects thereof.

The Company has no significant agreements outstanding that would take effect, alter or terminate in the event of a change of control following a Takeover Bid.

Agreements between the Company and its board members or employees providing for compensation if they are made redundant without valid reason following a takeover bid.

In general, the contracts of Executive Directors and some managers of the executive team include a clause giving them the right to receive the economic compensation indicated below in the event that their employment relationship is ended for reasons attributable to the Company and/or due to objective reasons such as a change of control in the Company. However, if the employment relationship is terminated for a breach attributable to the executive director or executive, he/she will not be entitled to any compensation whatsoever. That notwithstanding, in certain cases the severance benefit to be received by the Executive Director or Executive, according to their contract, does not meet these general criteria, but rather are based on other circumstances of a personal or professional nature or on the time when the contract was signed. The agreed economic compensation for the termination of the employment relationship, where applicable, consists of a maximum of three times annual salary plus another year based on length of service at the Company. The annual salary on which the indemnity is based is the last fixed salary and the arithmetical mean of the sum of the last two payments received by contract.

Meanwhile, contracts that tie employees to the Company under a common employment relationship do not include indemnity clauses for the termination of their employment. In these cases, the employee is entitled to any indemnity set forth in prevailing labor legislation. This notwithstanding, contracts of some Company employees, depending on their level and seniority, as well as their personal or professional circumstances and when they signed their contracts, establish by contract, in some cases, their right to receive compensation in the same circumstances as in the preceding paragraph, generally consisting of a year and a half of salary. The annual salary on which the indemnity is based is the last fixed salary and the average amount of the last two variable payments received by contract.

A description of the main characteristics of the internal control and risk management systems with regard to statutory financial reporting.

A. The entity’s control environment

The Board of Telefónica, S.A (hereinafter Telefónica) assumes the ultimate responsibility of ensuring that an adequate and effective Internal Control over Financial Reporting System (SCIIF in Spanish) exists and is updated.

Likewise, the Regulations of the Board of Directors state that the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties. Specifically, it shall have at least the following powers and duties:

•

To supervise the process of preparing and submitting regulated financial information and the effectiveness of the Company’s internal control system and risk management systems. With respect thereto, it shall be responsible for supervising the process of preparation and the integrity of the financial information relating to the Company and the Group, reviewing compliance with regulatory requirements, the proper determination of the scope of consolidation, and the correct application of accounting standards, informing the Board of Directors thereof.

•

To ensure the independence of the External Auditor, supervising their work and acting as a channel of communication between the Board of Directors and the External Auditor, as well as between the External Auditor and the Company management team.

•

To supervise internal audit and, in particular: to ensure the independence and efficiency of the internal audit function; to receive periodic information on its activities; and to verify that the senior executive officers take into account the conclusions and recommendations of its reports.

In order to carry out this function, the Audit and Control Committee is assisted by the Internal Audit department which periodically submits its activities report to the Committee. The Audit and Control Committee shall meet monthly and as often as appropriate.

The different areas and functional units of the Telefónica Group play a key role in Internal Control over Financial Reporting System as they are responsible for preparing, maintaining and updating the different procedures that govern their operations and identify the tasks to be carried out, as well as the persons in charge of the same.

The Corporate Finance Department regularly issues the corresponding instructions to the teams involved in the different Group companies in charge of preparing financial information. These instructions outline the processes, procedures, accounting and other regulations to be followed to guarantee that the consolidated financial information is gathered in accordance with the current legal framework.

The Board of Directors is responsible for designing and reviewing the Company’s organizational structure, ensuring there is an adequate separation of functions and that satisfactory coordinating mechanisms among the different areas are established.

With regard to the principles which guide the Company’s actions, we would note that in December 2006, the Telefónica Group approved a code of conduct and business ethics, “The Telefónica Business Principles ,” which are applicable to all Group employees and all organizational levels (management and non-management). The Business Principles are available on the Telefónica Group intranet and there are procedures in place to update, monitor and disseminate these throughout the Telefónica Group. They expressly mention issues regarding recording transactions and preparation of financial information.

A specially-designed Committee is responsible for monitoring these Business Principles. This Committee meets periodically and comprises representatives from Telefónica’s Human Resources, Reputation, General Secretariat and Group Internal Audit departments, as well as representatives from each of the geographical areas in which Telefónica is present.

As part of its remit, this Committee coordinates the activities of the various business areas, with particular emphasis on monitoring the actions inherent in the Business Principles. For example, as the Internal Audit area is involved, it is able to answer potential queries regarding the need to carry out specific actions should notifications of failure to comply with the Business Principles be received. Also, through this Committee, its members agree on ways to help disseminate the Business Principles to the Group, as well as monitoring communication and training initiatives in this matter. For this last initiative, and as part of the on-line training platform, there is a specific course on these principles. By taking part in this abovementioned course, employees pledge to adhere to these business principles.

Also, since April 2004 the Telefónica Group has a complaints channel which can be accessed directly via the Telefónica intranet. This was approved by the Audit and Control Committee and Group employees were notified according to the established procedures. This complaints channel allows all Telefónica Group employees to report, anonymously if chosen, two types of irregularities:

•

Any irregularities detected in the internal control system, accounting or the audit of the financial statements. These are reported directly to the Secretary of the Telefónica Audit and Control Committee.

•	Other irregularities, including those related to the Business Principles. These complaints are reported either to the Business Principles office or the Internal Audit Department.

The Telefónica Audit and Control Committee receives all complaints regarding internal controls, accounting or the audit of the financial statements. All complaints of this nature will be treated and resolved by the Committee appropriately.

With regard to employee training in financial and control issues, we would note that in 2007 the Telefónica Corporate University (Universitas Telefónica) was opened to help contribute to the Telefónica Group’s advancement through lifelong learning. All the University’s training programs are based on developing the corporate culture, the business strategy and management and leadership skills. Personnel involved in preparing and reviewing financial information are also offered refresher courses in this area.

Likewise, the Telefónica Accounting Policies Department offers training plans to all personnel working in the Group’s financial areas, with the aim of informing them of any accounting or financial changes which are applicable to their job of preparing consolidated financial information.

Finally, the Telefónica Group also has an on-line training platform which includes a finance school providing specific training and refresher courses on financial information, as well as an internal control school providing instruction on auditing, internal control and risk management.

B. Risk assessment in financial reporting

Given the vast number of processes involved in financial reporting at the Telefónica Group, a model has been developed to select the most significant processes by applying a so-called Scope Definition Model. This model is applied to the financial information reported by subsidiaries or companies managed by Telefónica. The model selects the accounts with the largest balance or difference and identifies the processes used to generate this information. Once the processes have been identified, the risks inherent in the processes affecting financial reporting are analyzed. This identification procedure covers all the financial reporting objectives of existence and occurrence, completeness, valuation, presentation, disclosure and fraud. Risk identification is carried out on an annual basis.

In addition to the previously mentioned Model, financial risks maps are used to detect other processes which, even though they have not been identified as critical processes by the Scope Definition Model, pose significant risks to financial information.

In the process of identifying the consolidation scope, the Telefónica Consolidation Department periodically monitors the changes in the Group’s scope.

C. Control activities

On March 26, 2003 the Telefónica Board approved the “Regulations governing disclosure and reporting to the markets” (NCIM in Spanish). These regulate the basic principles of operation of the financial disclosure control processes and systems which guarantee that all relevant consolidated financial information is communicated to the company’s senior executives and its management team, assigning to the Internal Audit the duty of periodically assessing the functioning of these processes and systems.

Each quarter the Finance Department submits the periodic financial information to the Audit and Control Committee, highlighting the main events and accounting criteria applied and clarifying any major events which occurred during the period.

Likewise, the Telefónica Group has documented financial processes in place which stipulate common criteria for preparing financial information in all Group companies, as well as any outsourced activities.

The Company follows documented procedures for preparing consolidated financial information whereby those employees responsible for the different areas are able to verify this information. In this regard, there is a Coordination and Control Committee comprising employees responsible for these areas. They are able to submit the results of their reviews in order to correctly prepare the financial information which will be presented to the Company’s decision-making bodies (Audit and Control Committee and, if applicable, the Board of Directors).

Also, and pursuant to the internal regulations, the Executive Chairmen and the Finance Directors must submit a certificate to the Finance Department stating that they have reviewed the financial information being presented, that the financial statements give a true and fair view, in all material respects, of the financial position, results and cash position, and that there are no significant risks to the business or unhedged risks which may have a material impact on the Company’s equity and financial position.

In relation to the accounting close, the Consolidation and Accounting Policies Department issues instructions setting out the calendar and contents for the financial reporting period for the preparation of the consolidated annual financial statements. These instructions are mandatory for all Telefónica consolidation subgroups and subsidiaries.

The Corporate Finance Department reviews the key judgments, estimates, valuations and forecasts to identify critical accounting policies that require the use of estimates and value judgments. In these cases, the Corporate Finance Department also establishes the necessary operational co-ordination actions with the rest of the Telefónica Group units for their specific areas of activity and knowledge before presenting them to the Audit and Control Committee. The most relevant are dealt with by the Audit and Control Committee. Senior management defines the format for presenting the annual financial statements prior to approval by the Board.

The critical processes involved in financial reporting at the Telefónica Group, as well as its controls, are evaluated by the internal audit function, which looks at the degree of documentation and revision, as well as its operation. In order to establish an adequate evaluation process, the Telefónica Group has three general levels, which are applied according to the type of controls, the level of risk of the processes or the activities being evaluated: General Evaluation Model, Self-Appraisal Questionnaires (to determine the degree of internal control in all Group companies, even those which are considered less significant in terms of their contribution to the consolidated financial figures) and Focused Tests (a tool used to evaluate the general controls of the ICFR).

The General Evaluation Model follows the same working scheme for each company listed on a foreign exchange: critical accounts are defined based on their materiality; the processes and systems associated with the critical accounts are identified; the risks and controls inherent in financial reporting associated with these processes are identified; the controls are evaluated; audit testing is carried out and should any incidences in the effectiveness of them be detected, recommendations are proposed to guarantee the correct functioning of Internal Control over Financial Reporting System.

The Global IT systems department of the Telefónica Group is responsible for the IT systems at all the Group’s businesses. One of its many and various duties is to define and implement policies and security standards for applications and infrastructures (in conjunction with the Security and Networks departments), which includes IT aspects of the internal control model.

In the Telefónica Group the Internal Audit is charged with monitoring the general controls over the IT systems. The processes for controlling the IT systems are grouped into 22 general control objectives, which in turn are grouped together in the following four categories: Physical security (security at the data processing centre and facilities, information backup, contingency plans, information recovery in the event of disasters and business continuity at the different data processing centers and IT facilities); Logistics security (program access control, user applications and data handling control, productive database data access control, appropriate separation of duties); Systems development (methodology for developing and maintaining systems, controls inherent in an application, methodological steps for applications, project start-up); and Systems operation (non-programmed tasks, application testing, interruption monitoring, incident management).

When a process or part of a process concerning financial information is outsourced, suppliers are requested to present the ISAE 3402 certificate.

When Teléfonica or any of its subsidiaries engage the services of an independent expert whose findings may materially affect the consolidated financial statements, as part of the selection process the competence, training, credentials and independence of the third party is verified directly by the area contracting the service and, if applicable, the procurement department. The finance department has control activities in place to guarantee the validity of the data, the methods used and the reasonableness of the assumptions used by the third party.

Likewise, there is an internal procedure for engaging independent experts which requires specific levels of approval.

D. Information and Communication

The Consolidation and Accounting Policies Department of Telefónica is charged with defining and updating the accounting policies used for preparing the consolidated financial information.

Thus, this area publishes IFRS (International Financial Reporting Standards) information bulletins summarizing the main changes to accounting methodology, as well as clarifications on various other related issues.

Also, the Telefónica Group has an Accounting Policies Manual which is updated periodically. The objectives of this manual are: to align the corporate accounting principles and policies with IFRS; to maintain accounting principles and policies which ensure that the information is comparable within the Group and offers optimum management of the source of information; to improve the quality of the accounting information of the various Group companies and of the Consolidated Group by disclosing, agreeing and introducing accounting principles which are unique to the Group; and to facilitate the accounting integration of acquired and newly-created companies into the Group’s accounting system by means of a reference manual.

This Manual is mandatory for all companies belonging to the Telefónica Group, and shall be applied to their reporting methods when preparing the consolidated financial statements.

There is a also a compliance manual for consolidation reporting which includes specific instructions on preparing the disclosures which comprise the reporting for the consolidation of the Telefónica Group’s financial statements and the preparation of consolidated financial information.

Likewise, the Telefónica Group uses a specific IT tool for the reporting of the individual financial statements at its various subsidiaries, as well as the necessary notes and disclosures for preparing the consolidated annual financial statements. This tool is used to carry out the consolidation process and its subsequent analysis. The system is managed centrally and uses the same accounts plan.

E. Monitoring

Telefónica is listed on the New York Stock Exchange and is therefore subject to the regulatory requirements established by the US authorities applicable to all companies trading on this exchange.

Among these requirements is the “Sarbanes-Oxley Act” and, specifically, Section 404 which stipulates that all listed companies must evaluate on an annual basis the effectiveness of its ICFR procedures and structure.

As noted above, the Telefónica Group has an Internal Audit function which reports hierarchically to the Legal General Secretariat and the Board and functionally to the Audit and Control Committee. Its activities include ensuring compliance with applicable laws, internal regulations and the principles of the Group’s Code of Ethics; safeguarding the equity’s assets, the efficiency and effectiveness of operations, the reliability of the information, controlled transparency with third parties and safeguarding the image of the Telefónica Group.

The Audit and Control Committee also provides support in monitoring the correct functioning of the ICFR system. The system is monitored twice a year in order to offer a preliminary assessment to help resolve any major incidences in advance by establishing the corresponding action plans for the managers in charge.

In April 2011 the Audit and Control Committee was informed of the findings of the Internal Control over Financial Reporting System review which directly affected 20 companies, 267 material accounting items, 587 critical processes and 184 IT systems, with a total of 5,110 control activities reviewed covering approximately 80% on the main accounting headings.

In order to assess the status of the general controls at Telefónica, “Focused Tests” have been carried out to analyze the controls established by the Company’s management which are more closely associated with the general control environment and apply to all of the Company’s processes. A total of 25 control objectives were reviewed.

Also, Self-Appraisal Questionnaires have been filled out by the employees in charge of the 282 Group companies certifying their assessment of a series of issues related to internal control in their area of responsibility.

The results of the final appraisal were presented at the February 2012 meeting of the Audit and Control Committee. No material weaknesses or significant shortcomings in the ICFR structure and procedures were identified.

Each year the External Auditor issues its own opinion on the effectiveness of ICFR. At the date of this report, the External Auditor has not notified the Audit and Control Committee of the existence of any control shortcomings which constitute material weaknesses or significant deficiencies.

Furthermore, the External Auditor participates regularly in the Audit and Control Committee meetings, when called to do so by the Committee, to explain and clarify different aspects of the audit reports and other aspects of its work.

F. External auditor review

The attached information on Internal Control over Financial Reporting System (SCIIF in Spanish) has been submitted to review by the External Auditor, whose report is attached as an appendix to this document.

*******

This Appendix to the Telefónica, S.A. 2011 Annual Report on Corporate Governance was originally prepared in Spanish. In the event of discrepancy, the Spanish-language version prevails.

Translation of an auditor’s report and description of the Internal Control over Financial

Reporting System (SCIIF in Spanish) originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails

AUDITOR’S REPORT ON THE DESCRIPTION OF THE INTERNAL CONTROL OVER FINANCIAL

REPORTING SYSTEM (SCIIF IN SPANISH)

To the Board of Directors of

Telefónica, S.A., engaged by the management:

We have examined the accompanying description of the Internal Control over Financial Reporting System (SCIIF in Spanish) of Telefónica, S.A. (the Parent Company) and its subsidiaries (the Group), which is included in Section II of the Appendix to the Annual Corporate Governance Report for the year ended December 31, 2011, in the “Description of the main characteristics of the internal control and risk management systems with regard to statutory financial reporting.” This examination has included the evaluation of the effectiveness of Internal Control on the Financial Reporting System regarding the financial information included in the Group’s consolidated financial statements at December 31, 2011, prepared in accordance with International Financial Reporting Standards, as adopted by the European Union, and other provisions in the regulatory framework applicable to the Group. This system is based on the criteria and policies defined by the Parent Company’s management in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its report “Internal Control - Integrated Framework.”

Telefónica, S.A.’s management is responsible for maintaining effective internal control over financial reporting included in the consolidated financial statements, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the aforementioned effectiveness of internal control over financial reporting, based on the work we have performed in accordance with the requirements of the Standard ISAE 3000 “Assurance Engagement Other than Audits or Reviews of Historical Financial Information” issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC) for the issuance of reports to obtain reasonable assurance.

The work performed to obtain reasonable assurance includes obtaining an understanding of the internal control over financial reporting system regarding the financial information included in the consolidated financial statements, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Domicilio Social: Pl. Pablo Ruiz Picasso, 1. 28020 Madrid

Inscrita en el Registro Mercantil de Madrid al

Tomo 12749, Libro 0, Folio 215, Sección 8a,

Hoja M-23123, Inscripción 116. C.I.F. B-78970506

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements, fraud or illegal acts. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Telefónica, S.A. and subsidiaries maintained, in all material respects, effective internal control over financial reporting regarding the financial information included in the consolidated financial statements as of December 31, 2011, based on the criteria and policies defined by the Parent Company’s management in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its report “Internal Control - Integrated Framework.” We also have checked that the disclosures included in the accompanying description of the Internal Control over Financial Reporting System (SCIIF in Spanish) at December 31, 2011 comply, in all material respects, with the requirements of Securities Market Law 24/1988 of 28 July, as amended by Law 2/2011, of March 4, on sustainable economy, and meets the minimum content required by the Draft Circular published on October 26, 2011 by the National Securities Market.

The examination indicated in the preceding paragraphs is not subject to the Consolidated Spanish Audit Law, approved by Royal Legislative Decree 1/2011 of July 1, so we do not express an audit opinion in the terms provided for in the aforementioned Law.

In addition to the aforementioned examination, we have audited, in accordance with prevailing audit regulations in Spain, the consolidated financial statements of Telefónica, S.A. and its subsidiaries at December 31, 2011, prepared by the Parent Company’s Directors in accordance with International Financial Reporting Standards, as adopted by the European Union, and other provisions in the regulatory framework applicable to the Group, and our report dated March 28, 2012 expressed an unqualified opinion on the aforementioned consolidated financial statements.

ERNST & YOUNG, S.L.

Ignacio Viota del Corte

March 28, 2012

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: March 30th, 2012	By:	/s/ Miguel Escrig Meliá
Name: Miguel Escrig Meliá
Title: Chief Financial Officer